As filed with the Securities and Exchange Commission on January 25, 2017

Registration No. 333-214559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLIQUA HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	81-4302704 (I.R.S. Employer Identification No.)

1010 Stony Hill Road, Suite 200
Yardley, Pennsylvania 19067

Telephone: (215) 702-8550
(Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

David I. Johnson
Chief Executive Officer
Alliqua Holdings, Inc.
1010 Stony Hill Road, Suite 200
Yardley, Pennsylvania 19067
Telephone: (215) 702-8550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rick A. Werner, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 Tel. (212) 659-7300 Fax (212) 884-8234	John M. Ramirez, Esq. Troutman Sanders LLP 222 Central Park Ave, Ste. 2000 Virginia Beach, Virginia 23462 Tel. (757) 687-7559 Fax (757) 687-1538

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the completion of the proposed transactions described in the enclosed document have been waived or satisfied.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)(4)	Price per Share	Offering Price(2)	Fee(3)(4)

Common Stock, $.001 par value per share	41,137,535	$0.61	$25,093,896.35	$2,908.38

(1)	Represents the maximum number of shares of common stock, par value $0.001 per share, of the registrant estimated to be issuable in connection with the holding company reorganization to holders of Alliqua BioMedical, Inc. common stock immediately prior to the effective time of the merger, based on (a) the number of outstanding shares of Alliqua BioMedical, Inc. common stock and (b) the number of shares of Alliqua BioMedical, Inc. common stock reserved for issuance upon exercise of outstanding stock options, warrants and other equity awards of Alliqua BioMedical, Inc.

(2)	The proposed maximum offering price was calculated based upon the market value of Alliqua BioMedical, Inc. common stock in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, as follows: the product of (a) $0.61, the average of the high and low prices per share of Alliqua BioMedical, Inc. common stock reported in the NASDAQ Capital Market on November 8, 2016, and (b) 41,137,535, the estimated maximum number of shares of Alliqua BioMedical, Inc. common stock which are to be converted into shares of common stock of the registrant in connection with the holding company reorganization described herein.
(3)	Previously paid. Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	The fee table is being re-filed with this Amendment No. 2 to Registration Statement on Form S-4 solely to clarify the transaction being registered, as described in note (1). The correct registration fee was previously paid in connection with the original Form S-4 that was filed on November 10, 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities or accept any offers to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY— SUBJECT TO COMPLETION, DATED JANUARY 25, 2017

ALLIQUA BIOMEDICAL, INC.

1010 Stoney Hill Road, Suite 200

Yardley, PA 19067

Dear Stockholders of Alliqua BioMedical, Inc.:

On October 5, 2016, Alliqua BioMedical, Inc. (“Old Alliqua”), Alliqua Holdings, Inc., a wholly owned subsidiary of Old Alliqua (“New Alliqua”), Chesapeake Merger Corp., a wholly owned subsidiary of New Alliqua (“Merger Sub”) and Soluble Systems, LLC (“Soluble”) entered into a Contribution Agreement and Plan of Merger (as may be amended from time to time, the “Contribution and Merger Agreement”), pursuant to which, among other things, (i) Old Alliqua will engage in a holding company reorganization by merging Merger Sub with and into Old Alliqua, with Old Alliqua continuing as the surviving company and a wholly owned subsidiary of New Alliqua and (ii) New Alliqua will obtain substantially all of the assets of Soluble. In the merger, shares of Old Alliqua common stock, par value $0.001 per share, will be converted on a 1:1 basis into shares of New Alliqua common stock, par value $0.001 per share. Upon consummation of the merger, New Alliqua will change its name to “Alliqua BioMedical, Inc.” and Old Alliqua will also change its name. The New Alliqua directors and officers will be the same as the Old Alliqua directors and officers, and New Alliqua’s governance documents will be the same as those of Old Alliqua.

In addition, following the effective time of the merger, Soluble will contribute and transfer substantially all of its assets to New Alliqua, and New Alliqua will assume or payoff certain liabilities of Soluble. As consideration for the contribution, Soluble will receive an estimated 14.14 million newly issued shares of New Alliqua common stock and warrants to purchase an aggregate of 4,000,000 shares of New Alliqua common stock exercisable over a five year period at an exercise price of $1.068 per share. The exact number of shares of New Alliqua common stock issuable to Soluble will be determined at the closing of the transactions based on the value of certain indebtedness and transaction expenses of Soluble that will be paid off or assumed by New Alliqua at closing and subject to certain adjustments and escrow holdback set forth in the Contribution and Merger Agreement. Additionally, New Alliqua will expand its board of directors to include one director designee of Soluble.

New Alliqua common stock is expected to be listed on the NASDAQ Capital Market under Old Alliqua’s current ticker symbol, “ALQA.” If the transactions are completed, certificates representing shares of Old Alliqua common stock will, without any action by stockholders, represent shares of New Alliqua common stock.

Old Alliqua or New Alliqua intends to fund the liabilities of Soluble assumed in the transactions and other expenses of the transactions through third party debt and/or equity financing (the “Financing”). The funding of the Financing is a condition to each party’s obligation to complete the transactions under the Contribution and Merger Agreement. There is a risk that this condition will not be satisfied and the Financing may not be funded when required. Failure to have the Financing condition satisfied or waived by the outside date could delay or prevent the closing of the transactions. Although the parties do not currently intend to waive any closing conditions to the transactions, Old Alliqua will promptly disclose the funding of the Financing or waiver of such condition on a Current Report on Form 8-K and concurrently therewith issue a press release to notify stockholders of the same.

Old Alliqua will hold a special meeting of its stockholders to consider and vote upon (i) a proposal to approve the issuance of New Alliqua common stock and warrants to Soluble pursuant to the terms and conditions of the Contribution and Merger Agreement (ii) a proposal to amend Old Alliqua’s certificate of incorporation to increase the number of authorized shares of Old Alliqua common stock, (iii) a proposal to authorize the Old Alliqua board of directors, in its discretion, to amend Old Alliqua’s certificate of incorporation to effect a reverse stock split of common stock at a ratio in the range of 1-for-3 and 1-for-13, such ratio to be determined by the Old Alliqua board of directors and (iv) a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the proposals. The Old Alliqua special meeting will be held on [●], 2017 at 9:00 a.m., Eastern Time, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067.

Completion of the merger and asset contribution is conditioned upon, among other things, the approval of Old Alliqua’s stockholders of (i) the share increase proposal by the affirmative vote of the holders of a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote on such proposal at the special meeting and (ii) the New Alliqua share issuance proposal by the affirmative vote of the majority of the votes cast affirmatively or negatively by holders entitled to vote and represented in person or by proxy at the special meeting.

Old Alliqua’s board of directors has determined that the Contribution and Merger Agreement and the transactions contemplated thereby, including the holding company reorganization, the asset contribution and the issuance of New Alliqua common stock and warrants pursuant to the terms of the Contribution and Merger Agreement, are advisable and in the best interests of Old Alliqua and its stockholders, has unanimously approved the Contribution and Merger Agreement and unanimously recommends that Old Alliqua stockholders vote “FOR” the New Alliqua issuance proposal, “FOR” the share increase proposal, “FOR” the reverse stock split proposal and “FOR” the adjournment proposal.

This proxy statement/prospectus provides you with important information about the Old Alliqua special meeting, Old Alliqua, New Alliqua, Soluble, the proposed transactions and the documents related to the transactions. Please carefully read the entire proxy statement/prospectus, including “Risk Factors” beginning on page 19.

Your vote is very important. Whether or not you plan to attend the Old Alliqua special meeting, please take the time to vote by completing and returning the enclosed proxy card to us or by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker in order to vote.

Sincerely,

David I. Johnson
Chief Executive Officer
Alliqua BioMedical, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions described in this proxy statement/prospectus nor have they approved or disapproved the New Alliqua common stock to be issued in connection with the transactions, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2017, and is first being mailed or otherwise delivered to the stockholders of Old Alliqua on or about        , 2017.

1010 Stony Hill Road, Suite 200

Yardley, PA 19067

Telephone: (215) 702-8550

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on [ ● ], 2017

To the Stockholders of Alliqua BioMedical, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Alliqua BioMedical, Inc., a Delaware corporation (“Old Alliqua”), will be held on [●], 2017, at 9:00 a.m., Eastern Time, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067, to consider and vote upon the following matters:

(1)	A proposal to approve the issuance to Soluble Systems, LLC, a Virginia limited liability company (“Soluble”), of shares of common stock of Alliqua Holdings, Inc., a wholly-owned subsidiary of Old Alliqua (“New Alliqua”), and warrants to acquire New Alliqua common stock pursuant to the terms and conditions of the Contribution Agreement and Plan of Merger, dated as of October 5, 2016 (as may be amended from time to time, the “Contribution and Merger Agreement”), by and among Old Alliqua, New Alliqua, Chesapeake Merger Corp., a wholly owned subsidiary of New Alliqua (“Merger Sub”), and Soluble (the “New Alliqua Issuance Proposal”);

(2)	A proposal to approve an amendment to the Old Alliqua Certificate of Incorporation to increase the number of authorized shares of common stock from 95,000,000 to [●] (the “Share Increase Proposal”);

(3)	A proposal to authorize the Old Alliqua board of directors, in its discretion, to amend the Old Alliqua Certificate of Incorporation to effect a reverse stock split of common stock at a ratio in the range of 1-for-3 and 1-for-13, such ratio to be determined by the Old Alliqua board of directors (the “Reverse Stock Split Proposal”); and

(4)	A proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the New Alliqua Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal (the “Adjournment Proposal”).

The board of directors of Old Alliqua has fixed the close of business on [●], 2017 as the record date for the special meeting. Only holders of record of shares of Old Alliqua common stock on such date are entitled to receive notice of, and vote at, the special meeting or at any postponement(s) or adjournment(s) of the special meeting. A complete list of registered stockholders entitled to vote at the special meeting will be available for inspection at the office of Old Alliqua during regular business hours for the 10 calendar days prior to and during the special meeting. The approval of the Share Increase Proposal and the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote on such proposal at the special meeting. The approval of the New Alliqua Issuance Proposal and the Adjournment Proposal require the affirmative vote of at least a majority of the votes cast affirmatively or negatively by holders of Old Alliqua’s common stock that are represented in person or by proxy at the special meeting, assuming a quorum is present.

After careful consideration, the board of directors of Old Alliqua unanimously recommends that Old Alliqua stockholders vote “FOR” the New Alliqua Issuance Proposal (Proposal 1), “FOR” the Share Increase Proposal (Proposal 2), “FOR” the Reverse Stock Split Proposal (Proposal 3) and “FOR” the Adjournment Proposal (Proposal 4).

Your vote is very important. If your shares are registered in your name as a stockholder of record of Old Alliqua, even if you plan to attend the special meeting or any postponement or adjournment of the special meeting in person, we encourage you to authorize a proxy to vote your shares at the special meeting by telephone or on the Internet, or, by completing, signing, dating and returning your proxy card as promptly as possible to ensure that your shares will be represented at the special meeting.

If your shares are held in the name of a broker, trust, bank or other nominee, and you receive notice of the special meeting through your broker or through another intermediary, please vote or complete and return the materials in accordance with the instructions provided to you by such broker or other intermediary or contact your broker directly in order to obtain a proxy issued to you by your nominee holder to attend the special meeting and vote in person. Failure to do so may result in your shares not being eligible to be voted by proxy at the special meeting. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the enclosed proxy statement/prospectus.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING TO BE HELD ON [●], 2017: We urge you to read the accompanying proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 19, and its annexes carefully and in their entirety. If you have any questions concerning the transactions, the Contribution and Merger Agreement, the proposals, the special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Old Alliqua common stock, please contact Brian Posner by email at info@alliqua.com or phone at (215) 702-8550.

By Order of the Board of Directors,

/s/ Jerome Zeldis
Jerome Zeldis, M.D., Ph.D.
Chairman

[ ● ], 2017

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by New Alliqua, constitutes a prospectus of New Alliqua under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of New Alliqua common stock to be issued to Old Alliqua stockholders in connection with the holding company reorganization. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, and a notice of meeting with respect to the special meeting of Old Alliqua stockholders to consider and vote upon the proposals described herein.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document. This proxy statement/prospectus is dated as of the date set forth on the cover hereof, and you should assume that the information in this document is accurate only as of such date. Neither the mailing of this document to Old Alliqua stockholders nor the issuance by New Alliqua of shares of New Alliqua common stock in connection with the holding company reorganization will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS

The following are answers to some questions that Old Alliqua stockholders may have regarding the proposed transactions, the proposals being considered by Old Alliqua stockholders and the special meeting. Old Alliqua urges you to read carefully this entire proxy statement/prospectus, including the annexes, because the information in this section does not provide all the information that might be important to you.

Unless the context otherwise requires, references in this proxy statement/prospectus to (1) "New Alliqua" refer solely to Alliqua Holdings, Inc., the registrant and the issuer of the shares to which this document relates (to be renamed "Alliqua BioMedical, Inc." in connection with the Transactions, as defined below), (2) “Old Alliqua” refer to our current public company parent, Alliqua BioMedical, Inc., individually or collectively with its subsidiaries (to be renamed in connection with the Transactions), (3) “Merger Sub” refer to Chesapeake Merger Corp., a Delaware corporation and wholly owned subsidiary of New Alliqua, and (4) “Soluble” refer to Soluble Systems, LLC, a Virginia limited liability company.

Q:	What are the transactions described in this document?

A:	Old Alliqua, New Alliqua, Merger Sub and Soluble have entered into a Contribution Agreement and Plan of Merger, dated as of October 5, 2016 (as may be amended from time to time, the “Contribution and Merger Agreement”). Pursuant to the terms of the Contribution and Merger Agreement, (i) Old Alliqua will reorganize into a new holding company by merging Merger Sub with and into Old Alliqua, with Old Alliqua continuing as the surviving company and a wholly owned subsidiary of New Alliqua; (ii) immediately following the effective time of the Merger, Soluble will contribute and transfer substantially all of its assets to New Alliqua, and New Alliqua will assume or payoff certain liabilities of Soluble and will issue to Soluble (A) a number of shares of New Alliqua common stock equal to an initial aggregate value of $15.7 million (based on a per share price equal to $0.89), minus the value of certain additional indebtedness and transaction costs of Soluble that will be paid off or assumed by New Alliqua at closing and subject to certain other adjustments and escrow holdback at the closing and (B) warrants to purchase an aggregate of 4,000,000 shares of New Alliqua common stock at an exercise price of $1.068 per share ((the “Asset Contribution” and together with the Merger, the “Transactions”).

The terms of the Transactions are set forth in the Contribution and Merger Agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. See the section entitled “The Contribution and Merger Agreement” on page 81 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	The Transactions cannot be completed unless, among other things, stockholders of Old Alliqua approve (i) the proposal to issue to Soluble shares of New Alliqua common stock and warrants pursuant to the terms and conditions of the Contribution and Merger Agreement by the affirmative vote of the majority of the votes cast affirmatively or negatively by holders entitled to vote and represented in person or by proxy at the Old Alliqua special meeting (the “New Alliqua Issuance Proposal”) and (ii) the proposal to amend the Amended and Restated Certificate of Incorporation of Old Alliqua (the “Old Alliqua Certificate of Incorporation”) to increase the number of authorized shares of Old Alliqua common stock by the affirmative vote of the holders of a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote on such proposal at the special meeting (the “Share Increase Proposal”).

In addition, Old Alliqua is soliciting proxies from its stockholders with respect to the following proposals, although the completion of the Transactions is not conditioned upon stockholder approval of these proposals:

•	a proposal to authorize the Old Alliqua board of directors, in its discretion, to amend the Old Alliqua Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio in the range of 1-for-3 and 1-for-13, such ratio to be determined by the Old Alliqua board of directors (the “Reverse Stock Split Proposal”); and

•	a proposal to approve one or more adjournments of the Old Alliqua special meeting, if necessary, to solicit additional proxies in favor of the Alliqua Share Issuance Proposal, Share Increase Proposal, Reverse Stock Split Proposal or if there are insufficient votes at the time of such adjournment to approve any of these proposals (the “Adjournment Proposal”).

This proxy statement/prospectus contains important information about the Transactions and the proposals being voted on by Old Alliqua stockholders, and you should read it carefully. This document collectively serves as a proxy statement of Old Alliqua and a prospectus of New Alliqua. It is a prospectus because New Alliqua will issue shares of New Alliqua common stock to Old Alliqua stockholders in connection with the Merger for the holding company reorganization. Your vote is important. You are encouraged to submit your proxy or written consent as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Q:	What will I receive in the Transactions?

A:	If the Transactions are completed, at the effective time of the Merger, each share of Old Alliqua common stock issued and outstanding immediately prior to consummation of the Merger will be converted automatically into one share of New Alliqua common stock, having the same rights, powers, preferences, qualifications, limitations and restrictions as the Old Alliqua common stock being converted and exchanged. As a result of the Merger, all currently outstanding shares of Old Alliqua common stock will, immediately following the effective time and without any action on the part of any holder of Old Alliqua common stock, represent outstanding shares of New Alliqua common stock.

Until surrendered for transfer or exchange in the ordinary course, each outstanding share certificate that, immediately prior to the effective time, evidenced shares of Old Alliqua common stock will, from and after the effective time, be deemed and treated for all proposes to evidence the ownership of the same number of shares of New Alliqua common stock. In addition, each outstanding book-entry share that, immediately prior to the effective time, evidence shares of Old Alliqua common stock will, from and after the effective time, be deemed and treated for all purposes to evidence the ownership of the same number of shares of New Alliqua common stock. For more information, see the section entitled “The Contribution and Merger Agreement—Effects of the Merger” on page 82 of this proxy statement/prospectus.

Q:	What will happen to Old Alliqua stock options, warrants and other equity awards?

The Contribution and Merger Agreement provides that, at the effective time of the Merger:

•	each outstanding and unexercised stock option granted under any equity compensation plan of Old Alliqua or otherwise (whether vested or unvested) will be converted automatically into an option or right to acquire shares of New Alliqua common stock, on the same terms and conditions as were applicable under such Old Alliqua stock option (subject to the requirements of Section 424 of the Code and the Treasury Regulations thereunder and Section 409A of the Code and the Treasury Regulations thereunder, as applicable);

•	each restricted share of Old Alliqua common stock and each restricted stock unit of Old Alliqua granted under any Old Alliqua equity compensation plan or otherwise will be converted automatically to represent or relate to a restricted share or restricted stock unit of New Alliqua common stock, on the same terms and conditions as were applicable to such Old Alliqua restricted stock and restricted stock unit (including vesting, acceleration or other restrictions); and

•	each agreement evidencing warrants to acquire shares of Old Alliqua common stock that is outstanding immediately prior to the effective time will be converted automatically into a warrant to acquire shares of New Alliqua common stock on the same terms as the applicable Old Alliqua warrant.

For more information, see the section entitled “The Contribution and Merger Agreement—Treatment of Old Alliqua Stock Options and Warrants” on page 82 of this proxy statement/prospectus.

Q:	What will Soluble receive in the Transactions?

A:	If the Transactions are completed, as part of the consideration for the Asset Contribution, Soluble will receive an estimated 14.14 million newly issued shares of New Alliqua common stock, subject to certain adjustments and escrow holdback, and warrants to purchase an aggregate of 4,000,000 shares of New Alliqua common stock at an exercise price of $1.068 per share. As a result, based on the number of shares of Old Alliqua common stock outstanding as of January 25, 2017, the shares of New Alliqua common stock and the warrants exercisable for shares of New Alliqua common stock issued to Soluble in the Transactions would represent approximately 37.9% of the total number of issued and outstanding shares of New Alliqua common stock after giving effect to such issuance (calculated on a fully diluted basis and as if all warrants are exercised), excluding any shares issuable in the Financing (as defined below). Accordingly, Old Alliqua stockholders will experience dilution as a result of the issuance of the shares of New Alliqua common stock and warrants to Soluble in connection with the Transactions. For more information, see “Proposal 1: Approval of the New Alliqua Issuance Proposal—Equity Consideration Calculation” and “The Contribution and Merger Agreement—Consideration for Asset Contribution” beginning on pages 46 and 85, respectively, of this proxy statement/prospectus.

Q:	What are the reasons for the structure of the Transactions?

A:

The primary purpose for the structure of the Transactions, including the holding company reorganization, is to facilitate more favorable tax treatment for Soluble and the holders of Old Alliqua common stock, warrants and options. Specifically, it is necessary to use a holding company reorganization in order for the Transactions to qualify as both (i) a contribution under Section 351 of the Code, that is necessary in order to achieve favorable tax treatment for Soluble’s interest holders, and (ii) a tax free reorganization, that is necessary in order to achieve tax free treatment for holders of Old Alliqua warrants and options in the Transactions. For further information, see below and “Material U.S. Federal Income Tax Consequences of the Transactions” on page 79 of this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of the Transactions to Old Alliqua stockholders?

A:

The exchange by U.S. holders of Old Alliqua common stock for New Alliqua common stock in connection with the holding company reorganization (and the Asset Contribution) will constitute an exchange to which Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) applies and a reorganization within the meaning of Section 368(a) of the Code. As a result, no gain or loss will be recognized by Old Alliqua stockholders as a result of such exchange. In addition, no gain or loss will be recognized by Old Alliqua or New Alliqua as a result of the issuance of shares of New Alliqua common stock in connection with the Asset Contribution or as a result of the holding company reorganization. For further information, see “Material U.S. Federal Income Tax Consequences of the Transactions” on page 79 of this proxy statement/prospectus.

Q:	How will New Alliqua common stock trade after the Transactions?

A:	Following the consummation of the Transactions, New Alliqua common stock is expected to be listed on the NASDAQ Capital Market under Old Alliqua’s current ticker symbol “ALQA.”

Q:	When do you expect to complete the Transactions?

A:	The Transactions are expected to close in the first quarter of 2017, subject to the receipt of any required approvals and the satisfaction or waiver of the conditions to the Transactions contained in the Contribution and Merger Agreement including completion of the Financing. However, it is possible that factors outside the control of the parties could require the parties to complete the Transactions at a later time or not complete them at all. See “The Contribution and Merger Agreement—Conditions to Completion of the Transactions” on page 92 of this proxy statement/prospectus for a more complete summary of the conditions that must be satisfied prior to closing.

Q:	What am I being asked to vote on?

A:	At the Old Alliqua special meeting, Old Alliqua stockholders will be asked to consider and vote upon the matters outlined in the accompanying Notice of Special Meeting of Stockholders of Old Alliqua, including the following:

(1)	The New Alliqua Issuance Proposal – a proposal to approve the issuance to Soluble of shares of New Alliqua common stock and warrants to acquire shares of New Alliqua common stock pursuant to the terms and conditions of the Contribution and Merger Agreement;

(2)	The Share Increase Proposal – a proposal to approve an amendment to the Old Alliqua Certificate of Incorporation to increase the number of authorized shares of common stock from 95,000,000 to [●];

(3)	The Reverse Stock Split Proposal – a proposal to authorize the Old Alliqua board of directors, in its discretion, to amend the Old Alliqua Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio of 1-for-3 and 1-for-13, such ratio to be determined by the Old Alliqua board of directors; and

(4)	The Adjournment Proposal – a proposal to approve one or more adjournments of the special meeting, if necessary, to solicit additional proxies in favor of the New Alliqua Issuance Proposal, Share Increase Proposal or the Reverse Stock Split Proposal.

Q:	When and where is the Old Alliqua special meeting?

A:	The Old Alliqua special meeting will be held on [●], 2017 at 9:00 a.m., Eastern Time, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067.

Q:	What constitutes a quorum for the Alliqua special meeting?

A:	The presence, in person or by proxy, of the holders of a majority of the shares of Old Alliqua stock entitled to vote at the Old Alliqua special meeting is necessary to constitute a quorum to transact business. Abstentions and any broker non-votes (i.e., the failure to instruct your bank or broker how to vote if you hold your shares in “street name”) will be counted for purpose of determining that a quorum is present. If a quorum is not present or represented at the Old Alliqua special meeting, the holders of a majority of the shares represented, and who would be entitled to vote at the special meeting if a quorum were present, may adjourn the special meeting to another date.

Q:	What is the record date and what does it mean?

A:	The record date to determine the Old Alliqua stockholders entitled to notice of and to vote at the special meeting is the close of business on [●], 2017. The record date was established by the Old Alliqua board of directors as required by Delaware law. As of the close of business on the Old Alliqua record date, [●] shares of Old Alliqua common stock were issued and outstanding.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of Old Alliqua common stock at the close of business on the record date may vote at the special meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote on each proposal to be considered at the Old Alliqua special meeting for each share of Old Alliqua common stock that you owned as of the close of business on [●], 2017, which is the record date.

Q:	Why is my vote important?

A:	If you do not submit a proxy or vote in person, it may be more difficult for Old Alliqua to obtain the necessary quorum to hold its special meeting. In addition, the Transactions cannot be completed unless (i) a majority of the votes cast affirmatively or negatively by holders of Old Alliqua common stock entitled to vote and represented in person or by proxy at the Old Alliqua special meeting are voted in favor of the New Alliqua Issuance Proposal and (ii) a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote at the Old Alliqua special meeting are voted in favor of the Share Increase Proposal.

Q:	How do I vote?

A:	If you are a stockholder of record, you may vote your shares of Old Alliqua common stock on the matters to be presented at the special meeting in any of the following ways:

•	In Person – To vote in person, come to the special meeting and you will be able to vote by ballot. To ensure that your shares of Old Alliqua common stock are voted at the special meeting, the Old Alliqua board of directors recommends that you submit a proxy even if you plan to attend the special meeting.

•	By Mail – To vote using the enclosed proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the enclosed return envelope. If you return your signed proxy card to Old Alliqua before the special meeting, the persons named as proxies will vote your shares of Old Alliqua common stock as you direct.

•	By Telephone – To vote by telephone, dial the toll free telephone number located on the enclosed proxy card using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card.

•	By Internet – To vote over the Internet, go to the web address identified on the enclosed proxy card to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card.

If your shares are held in “street name” by a broker, bank or other nominee, please refer to the voting instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Your bank, brokerage firm or other nominee cannot vote your shares without instructions from you. Please note that if your shares are held in street name and you wish to vote in person at the Old Alliqua special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	What is the vote required to approve each proposal?

A:	Approval of each of the New Alliqua Issuance Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by holders of Old Alliqua common stock entitled to vote and represented in person or by proxy at the special meeting, assuming a quorum is present.

Approval of each of the Share Increase Proposal and the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote on such proposal at the special meeting.

Q:	What happens if I abstain from voting or fail to instruct my bank or broker?

A:	If you mark "ABSTAIN" on your proxy with respect to the New Alliqua Issuance Proposal or the Adjournment Proposal, it will not be counted with respect to the vote and will have no effect on the proposals. However, abstentions with respect to the Share Increase Proposal and the Reverse Stock Split Proposal will have the same effect as a vote against each proposal because such proposals require the affirmative vote by a majority of the shares outstanding and entitled to vote.

If you fail to submit a proxy or vote in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the New Alliqua Issuance Proposal or the Adjournment Proposal, it will have no effect on the proposals. However, with respect to the Share Increase Proposal and the Reverse Stock Split Proposal, your bank or broker will have discretion to vote your shares even in the absence of specific voting instructions from you because each of these proposals is considered a routine matter.

Q:	Can I attend the Old Alliqua special meeting and vote my shares in person?

A:	Yes. All holders of Old Alliqua common stock as of the record date, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Old Alliqua common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.

Q:	Can I change or revoke my vote?

A:	Yes. If you are a holder of record of Old Alliqua common stock, you may revoke any proxy at any time prior to the special meeting by providing notice in writing to Brian Posner, chief financial officer, treasurer and secretary, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067 (which notice must be received before noon, Eastern Time, on [●], 2017), by returning a duly executed proxy bearing a later date by mail, by logging onto the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, as described on your proxy card. Your attendance at the special meeting will not constitute automatic revocation of the proxy unless you vote your shares by ballot at the special meeting to revoke your proxy. If you hold your shares in "street name" through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	Do I have any dissenters’ or appraisal rights?

A:	No. Old Alliqua stockholders do not have any dissenters’ or appraisal rights under Delaware law in connection with the proposed Transactions or with respect to any of the matters to be voted on at the special meeting.

Q:	How does Old Alliqua's board of directors recommend that I vote at the special meeting?

A:	Old Alliqua's board of directors unanimously recommends that you vote “FOR” the New Alliqua Issuance Proposal (Proposal 1), “FOR” the Share Increase Proposal (Proposal 2), "FOR" the Reverse Stock Split Proposal (Proposal 3) and "FOR" the Adjournment Proposal (Proposal 4).

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please authorize a proxy to vote your shares promptly so that your shares are represented and voted at the Old Alliqua special meeting.

Q:	Who can help answer my questions?

A:	The information provided above in this “Question and Answer” format is for your convenience only and is merely a summary of the information contained in this proxy statement/prospectus. We urge you to carefully read this entire proxy statement/prospectus, including the documents referred to herein. If you have any questions, or need additional material, please feel free to contact Brian Posner by email at info@alliqua.com or phone at (215) 702-8550.

SUMMARY

This summary highlights selected information contained in this document and may not contain all of the information that may be important to you. You should carefully read the entire document, including the annexes, and the other documents to which we refer for a more complete understanding of the transactions contemplated by the Contribution and Merger Agreement. In addition, you are encouraged to read the information about Old Alliqua in the section entitled “Information About Old Alliqua” beginning on page 122 of this proxy statement/prospectus, which includes important business and financial information about Old Alliqua, and to read the information in the section entitled “Business of Soluble” beginning on page 108 of this proxy statement/prospectus which includes important business and financial information about Soluble. You may obtain additional information about Old Alliqua without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

This summary and the balance of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read “Cautionary Statements Regarding Forward-Looking Statements” on page 39 of this document.

The Companies (see page 40)

Old Alliqua

Alliqua BioMedical, Inc.

1010 Stony Hill Road, Suite 200

Yardley, PA 19067

(215) 702-8550

Old Alliqua is a regenerative technologies company offering a diversified suite of regenerative solutions for wound and tissue repair. Its commercial wound care portfolio currently consists of three product categories: wound bed preparation, human biologics and antimicrobial protection. Old Alliqua currently markets MIST® Ultrasound Healing Therapy, which uses painless, noncontact low-frequency ultrasound to promote healing, Biovance® and Interfyl™ Human Connective Tissue Matrix, which are human biologic regenerative technologies, and TheraBond 3D®, which is advanced dressing incorporating its proprietary TheraBond 3D® Antimicrobial Barrier Systems technology. Old Alliqua seeks to broaden this product portfolio by identifying, acquiring and integrating technologies and products that enhance its product portfolio while diversifying its customer base and growing its sales footprint.

Old Alliqua common stock trades on the NASDAQ Capital Market under the symbol “ALQA.”

Additional information about Old Alliqua and its subsidiaries is included in the section titled “Information About Old Alliqua” beginning on page 122 of this proxy statement/prospectus and Old Alliqua’s financial statements included elsewhere in this proxy statement/prospectus.

New Alliqua

Alliqua Holdings, Inc.

c/o Alliqua BioMedical, Inc.

1010 Stony Hill Road, Suite 200

Yardley, PA 19067

(215) 702-8550

New Alliqua, a Delaware corporation, is a direct, wholly owned subsidiary of Old Alliqua that was formed solely for the purpose of entering into the Contribution and Merger Agreement and effecting the Transactions, including the holding company reorganization. It has not engaged in any business and has no material assets. Its principal executive offices have the same address and telephone number as Old Alliqua set forth above. Pursuant to the Contribution and Merger Agreement and the holding company reorganization contemplated thereby, New Alliqua will become the parent company of Old Alliqua, and New Alliqua will be renamed “Alliqua BioMedical, Inc.”

Merger Sub

Chesapeake Merger Corp.

c/o Alliqua BioMedical, Inc.

1010 Stony Hill Road, Suite 200

Yardley, PA 19067

(215) 702-8550

Chesapeake Merger Corp., a Delaware corporation (“Merger Sub”), is a wholly owned subsidiary of New Alliqua that was formed solely for the purpose of entering into the Contribution and Merger Agreement and the Transactions, including the holding company reorganization. Merger Sub has not engaged in any business and has no material assets. Its principal executive offices have the same address and telephone number as Old Alliqua set forth above. Pursuant to the Contribution and Merger Agreement, Merger Sub will merge with and into Old Alliqua, with Old Alliqua continuing as the surviving corporation and a wholly owned subsidiary of New Alliqua.

Soluble

Soluble Systems, LLC

11830 Canon Boulevard, Suite A

Newport News, VA 23606

(757) 877-8899

Soluble is a Virginia limited liability company that was originally formed in 1999. Soluble is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Soluble is the exclusive marketer and distributor of TheraSkin in the U.S., through an agreement with SWAI. Soluble owns the TheraSkin® brand name. TheraSkin is a biologically active human skin allograft with living cells and was commercially launched in January 2010. TheraSkin jumpstarts the healing of stalled chronic wounds and is an alternative to human autograft, which is considered to be the gold standard for wound closure. TheraSkin is derived from human tissue from consenting and highly screened donors and is manufactured by SWAI, a wholly owned subsidiary of LifeNet Health, Inc. (“LifeNet Health”).

Soluble also has a patented SMRT Polymer technology that provides the moisture rebalancing technology in its advanced wound care dressing TheraGauze®. TheraGauze sales play a very minor role in Soluble’s business, with less than 1% of Soluble’s sales revenue coming from sales of TheraGauze.

For additional information about Soluble, see the section titled “Business of Soluble” beginning on page 108 of this proxy statement/prospectus.

The Transactions (see page 57)

The Contribution and Merger Agreement (see page 81 and Annex A)

On October 5, 2016, Old Alliqua, New Alliqua, Merger Sub and Soluble entered into the Contribution and Merger Agreement. The Contribution and Merger Agreement is the legal document governing the Transactions and is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the Transactions are qualified in their entirety by reference to the full text of the Contribution and Merger Agreement. Please read the Contribution and Merger Agreement carefully for a more complete understanding of the Transactions.

The primary purpose for the structure of the Transactions, including the holding company reorganization, is to facilitate more favorable tax treatment for Soluble and the holders of Old Alliqua common stock, warrants and options. Specifically, it is necessary to use a holding company reorganization in order for the Transactions to qualify as both (i) a contribution under Section 351 of the Code, that is necessary in order to achieve favorable tax treatment for Soluble’s interest holders, and (ii) a tax free reorganization, that is necessary in order to achieve tax free treatment for holders of Old Alliqua warrants and options in the Transactions. For further information, see “Material U.S. Federal Income Tax Consequences” below and “Material U.S. Federal Income Tax Consequences of the Transactions” on page 79 of this proxy statement/prospectus.

The Merger (see page 57)

Pursuant to the Contribution and Merger Agreement, Old Alliqua will reorganize into a new holding company by merging Merger Sub with and into Old Alliqua, with Old Alliqua continuing as the surviving company and a wholly owned subsidiary of New Alliqua. As a result of the Merger, New Alliqua will become the new public parent company of Old Alliqua and New Alliqua will be renamed “Alliqua BioMedical, Inc.”

The Asset Contribution (see page 57)

Pursuant to the Contribution and Merger Agreement, following the effective date of the Merger, Soluble will contribute and transfer substantially all of its assets to New Alliqua, and New Alliqua will assume or payoff certain liabilities of Soluble, in exchange for the consideration to be received by Soluble.

Upon the terms and subject to the conditions set forth in the Contribution and Merger Agreement, Soluble will initially receive at closing, the following consideration for the Asset Contribution:

•	warrants to purchase an aggregate of 4,000,000 shares of New Alliqua common stock exercisable for a period of five years at an exercise price of $1.068 per share;

•	approximately 17,600,000 shares of New Alliqua common stock, minus (i) 3,932,584 shares to be deposited with the designated escrow agent to hold in escrow in order to secure certain post-closing adjustments and indemnification obligations of Soluble for a period of 12 months after the closing date and (ii) the number of shares, based on a per share price of $0.89, equal to the sum of: (A) the amount of certain additional indebtedness of Soluble that will be paid off or assumed by New Alliqua at closing, (B) the amount outstanding and payable to Old Alliqua under any extension loan plus the amount of accrued and unpaid interest under the $1,000,000 bridge loan, (C) $150,000 of Old Alliqua transaction expenses and (D) the amount of all unpaid transaction expenses of Soluble; and

•	the extinguishment or payment by Old Alliqua at closing of its portion of certain indebtedness or payments owed to SWK Funding, LLC (“SWK”) and Skin and Wound Allograft Institute, LLC (“SWAI”), which will not be considered an adjustment to the Equity Consideration.

The number of shares of New Alliqua common stock issuable to Soluble as part of the consideration will be subject to certain customary adjustments for working capital. For a full description of the Asset Contribution Consideration, see the section titled “The Contribution and Merger Agreement—Consideration for Asset Contribution” beginning on page 85 of this proxy statement/prospectus.

Risks Factors (see page 19)

In evaluating the Contribution and Merger Agreement and the Transactions contemplated thereby, you should carefully consider all the information contained in this proxy statement/prospectus. In particular, you are urged to read and consider all of the factors discussed in the section titled “Risk Factors” beginning on page 19.

The Old Alliqua Special Meeting (see page 42)

The Old Alliqua special meeting will be held on [●], 2017, at 9:00 a.m., Eastern Time, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067. At the special meeting, Old Alliqua stockholders will be asked to:

(1)	approve the New Alliqua Issuance Proposal;

(2)	approve the Share Increase Proposal;

(3)	approve the Reverse Stock Split Proposal; and

(4)	approve the Adjournment Proposal.

Only the holders of record of shares of Old Alliqua common stock at the close of business on [●], 2017, the record date, will be entitled to vote at the special meeting. Each share of Old Alliqua common stock is entitled to one vote on each proposal to be considered at the special meeting. As of the record date, there were [●] shares of Old Alliqua common stock outstanding and entitled to vote at the special meeting.

As of the close of business on the record date, the directors and executive officers of Old Alliqua and their affiliates collectively owned and were entitled to vote [●] shares of Old Alliqua common stock, which represent, in the aggregate, approximately [●]% of the outstanding shares of Old Alliqua common stock on that date. Old Alliqua currently expects that Old Alliqua’s directors and executive officers will vote their shares in favor of each proposal.

Assuming the presence of a quorum, the affirmative vote of a majority of the votes cast affirmatively or negatively by holders of Old Alliqua common stock entitled to vote and represented in person or by proxy at the special meeting is required to approve the New Alliqua Issuance Proposal and the Alliqua Adjournment Proposal. The approval of the Share Increase Proposal and the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote on such proposal at the special meeting.

Recommendation of the Old Alliqua Board of Directors (see page 42)

Old Alliqua’s board of directors has determined that the Contribution and Merger Agreement and the Transactions contemplated thereby, including the issuance to Soluble of shares of New Alliqua common stock and warrants to acquire shares of new Alliqua common stock pursuant to the terms of the Contribution and Merger Agreement, are advisable and in the best interests of Alliqua and its stockholders and has unanimously approved and adopted the Contribution and Merger Agreement and the Transactions contemplated therein. Old Alliqua’s board of directors unanimously recommends that Old Alliqua stockholders vote “FOR” the New Alliqua Share Issuance Proposal, “FOR” the Share Increase Proposal, “FOR” the Reverse Stock Split Proposal and “FOR” the Alliqua Adjournment Proposal. For the factors considered by Old Alliqua’s board of directors in reaching its decision to approve the Transactions and the Contribution and Merger Agreement, see the section titled “The Transactions—Old Alliqua’s Reasons for the Transactions” beginning on page 63 of this proxy statement/prospectus.

Conditions to Completion of the Transactions (see page 92)

Currently, the parties expect to complete the Transactions during the first quarter of 2017. As more fully described in this proxy statement/prospectus and in the Contribution and Merger Agreement, each party’s obligation to complete the Transactions depends on a number of conditions being satisfied or, where legally permissible, waived, including the following:

•	the approval by the requisite vote of the Old Alliqua stockholders of (i) the issuance of New Alliqua common stock to Soluble pursuant to the terms of the Contribution and Merger Agreement and (ii) an amendment to Old Alliqua’s certificate of incorporation to increase the number of authorized shares of Old Alliqua common stock;

•	the absence of any legal restraint or governmental order that would prevent or prohibit the completion of the Transactions contemplated by the Contribution and Merger Agreement;

•	the receipt of all required consents, authorizations, orders and approvals from government authorities;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the New Alliqua common stock to be issued in the Merger, which shall not be subject to any stop order;

•	the authorization for listing the shares of New Alliqua common stock to be issued to Soluble as part of the consideration on the NASDAQ Capital Market, subject to official notice of issuance; and

•	the Distribution and Supply Agreement, dated September 15, 2016 (the “Supply Agreement”), by and between Old Alliqua and SWAI not having been revoked or otherwise terminated by SWAI; and

•	to the extent that there are any amounts outstanding under Old Alliqua’s credit agreement with Perceptive Credit Holdings, L.P., the prior written consent of Perceptive Credit Holdings, L.P.

The obligation of Old Alliqua, New Alliqua and Merger Sub to complete the Transactions is subject to the satisfaction or waiver of the following additional conditions:

•	certain of Soluble’s representations and warranties will be true in all respects to the extent qualified by materiality or material adverse effect, and others will be true in all material respects as of the date of the Contribution and Merger Agreement and closing, except for those otherwise qualified as to a specified date;

•	the performance, in all material respects, by Soluble of its covenants and agreements required to be performed or complied with prior to or on the closing date;

•	no action commenced against any party, injunction or restraining order issued by a governmental authority, in effect, that would prevent or prohibit the closing of the Transactions contemplated by the Contribution and Merger Agreement;

•	receipt by, and delivery to, Old Alliqua, at or prior to closing of all required approvals, consents and waivers from Soluble and all closing deliverables from Soluble;

•	the required Financing for gross proceeds (inclusive of any indebtedness under the parties’ respective credit agreements that is assumed, restructured or refinanced) of at least $45,000,000 will have been completed or contractually bound to be completed immediately following the closing; and

•	since the date of the Contribution and Merger Agreement, the absence of any material adverse effect on Soluble or any event, state of facts or circumstances that individually or in the aggregate, with or without the lapse of time, would likely result in a material adverse effect on Soluble. For a more complete discussion on what constitutes a material adverse effect on Soluble, see the section titled “The Contribution and Merger Agreement— Representations and Warranties” beginning on page 86 of this proxy statement/prospectus.

In addition, the obligation of Soluble to complete the Transactions is subject to the satisfaction or waiver of the following additional conditions:

•	certain of Old Alliqua, New Alliqua, and Merger Sub’s representations and warranties will be true in all respects to the extent qualified by materiality or material adverse effect, and others will be true in all material respects as of the date of the Contribution and Merger Agreement and closing, except for those otherwise qualified as to a specified date;

•	the performance, in all material respects, by Old Alliqua, New Alliqua, and Merger Sub of its covenants and agreements required to be performed or complied with prior to or on the closing date;

•	no action commenced against any party, injunction or restraining order issued by a governmental authority, in effect, that would prevent or prohibit the closing of the Transactions contemplated by the Contribution and Merger Agreement;

•	receipt by, and delivery to, Soluble, at or prior to closing of all required approvals, consents and waivers from Soluble and all closing deliverables from Old Alliqua, New Alliqua, and Merger Sub;

•	the required Financing for gross proceeds (inclusive of any indebtedness under the parties’ respective credit agreements that is assumed, restructured or refinanced) of at least $45,000,000 will have been completed or contractually bound to be completed immediately following the closing; and

•	since the date of the Contribution and Merger Agreement, the absence of any material adverse effect on Old Alliqua, New Alliqua, and Merger Sub’s or any event, state of facts or circumstances that individually or in the aggregate, with or without the lapse of time, would likely result in a material adverse effect on Old Alliqua, New Alliqua, and Merger Sub’s. For a more complete discussion on what constitutes a material adverse effect on Old Alliqua, New Alliqua, and Merger Sub’s, see the section titled “ The Contribution and Merger Agreement—Representations and Warranties” beginning on page 86 of this proxy statement/prospectus.

Termination of the Contribution and Merger Agreement (see page 93)

The Contribution and Merger Agreement can be terminated at any time prior to the closing of the Transactions by mutual written consent or by either party in the following circumstances:

•	if any law or other final and non-appealable governmental order makes the consummation of the Merger or Asset Contribution illegal or otherwise prohibits, restrains or enjoins the Transactions contemplated by the Contribution and Merger Agreement;

•	if Old Alliqua fails to obtain the requisite vote of its stockholders at the special meeting;

•	if the other party has breached or is in breach of any representation, warranty, covenant or agreement, which would prevent any closing condition from being satisfied and such breach is not cured within ten days after written notice of such breach;

•	if it becomes apparent that any of the closing conditions have not been or will not be fulfilled by the outside date, absent any failure to perform by the terminating party;

•	if all mutual closing conditions and all conditions to the other party’s obligation to close have been fulfilled, but the other party fails to consummate the Transactions contemplated by the Contribution and Merger Agreement within thirty days thereof; or

•	if the Transactions have not been completed by the outside date of January 31, 2017; provided, that New Alliqua may extend that date to February 28, 2017 and thereafter to March 31, 2017 with five business days’ prior written notice to Soluble and subject to New Alliqua or Old Alliqua providing an extension loan to Soluble prior to each one-month extension.

No Appraisal Rights (see page 77)

Under applicable Delaware law, Old Alliqua stockholders do not have appraisal rights in connection with the Transactions contemplated by the Contribution and Merger Agreement.

No Solicitation (see page 89)

The Contribution and Merger Agreement contains provisions that make it more difficult for Soluble to sell its business to a party other than Old Alliqua. These provisions include a general prohibition on Soluble soliciting or discussing any third party acquisition proposal or offer for a competing transaction. Furthermore, the Soluble board of directors may not withdraw or modify in a manner adverse to Old Alliqua the recommendation of the Soluble board of directors in favor of adoption of the Contribution and Merger Agreement.

Executive Officers and Directors of New Alliqua After the Transactions (see page 146)

The directors and officers of New Alliqua immediately after consummation of the holding company reorganization will be the same as the directors and officers of Old Alliqua immediately prior to the consummation of the holding company reorganization. Pursuant to the terms of the Contribution and Merger Agreement, New Alliqua has agreed to appoint one additional director designated by Soluble to the New Alliqua board of directors as soon as practicable following the effective time of the Merger.

Regulatory Approvals Required for the Transactions (see page 76)

Old Alliqua, New Alliqua and Soluble have agreed to use their commercially reasonable efforts and cooperate to prepare and file, as promptly as possible, all necessary documentation and to obtain as promptly as practicable all regulatory and other governmental approvals or orders required or advisable to complete the Transactions contemplated by the Contribution and Merger Agreement. Although neither Old Alliqua, New Alliqua nor Soluble knows of any reason why these regulatory approvals cannot be obtained, Old Alliqua, New Alliqua and Soluble cannot be certain when or if they will be obtained, as the length of the review process may vary based on, among other things, requests by regulators for additional information or materials.

Listing of New Alliqua Common Stock (see page 82)

New Alliqua common stock is expected to be listed on the NASDAQ Capital Market under Old Alliqua’s current ticket symbol “ALQA.” Pursuant to the Contribution and Merger Agreement, application will be made to have the shares of New Alliqua common stock issued in the Transactions approved for listing on the NASDAQ Capital Market.

Ancillary Agreements (see page 95)

Lock-Up Agreement

In connection with the Contribution and Merger Agreement, at the closing, Soluble will enter into a lock-up agreement with New Alliqua. Pursuant to the lock-up agreement, Soluble agrees that for a period of 12 months after the closing date, Soluble shall not sell or otherwise dispose of any shares of New Alliqua common stock or warrants that Soluble received pursuant to the Contribution and Merger Agreement. For more information on the terms of the lock-up agreement, see “Ancillary Agreements—Lock-up Agreement” on page 95 of this proxy statement/prospectus.

Voting Agreement

In connection with the Contribution and Merger Agreement, at the closing, Soluble will enter into a voting agreement with New Alliqua. Pursuant to the voting agreement, Soluble will agree to vote fifty percent (50%) of the shares of New Alliqua common stock received under the Contribution and Merger Agreement in the following manner: (i) with respect to the election of directors of New Alliqua, in favor of the nominees recommended by the board of directors of New Alliqua; and (ii) with respect to any other votes, in accordance with the recommendation of the board of directors of New Alliqua. The voting agreement terminates upon the later of: (i) one year after the closing date or (ii) upon distribution, if any, by Soluble of the fifty percent (50%) of the shares of New Alliqua common stock received under the Contribution and Merger Agreement to its members. For more information on the terms of the voting agreement, see “Ancillary Agreements—Voting Agreement” on page 95 of this proxy statement/prospectus.

Non-competition Agreement

In connection with the Contribution and Merger Agreement, effective on the closing date, key officers and members of Soluble (each, a “Restricted Party”) will enter into a non-competition agreement with New Alliqua and Old Alliqua. Each Restricted Party for a period of two years after the closing date shall not: (i) disclose any confidential information; (ii) own or operate any business that engages in the business of skin substitute for chronic wound care; (iii) solicit or induce any consultant or employee of Soluble, Old Alliqua or New Alliqua to terminate his or her current employment; (iv) solicit business from any customer of Soluble, New Alliqua or Old Alliqua; (v) encourage or persuade any customer of Soluble, New Alliqua or Old Alliqua to reduce their business; or (vi) disparage Soluble, New Alliqua or Old Alliqua. For more information on the terms of this non-competition agreement, see “Ancillary Agreements—Non-competition Agreement” on page 97 of this proxy statement/prospectus.

Supply Agreement

On September 15, 2016, Old Alliqua and SWAI entered into a supply agreement, to be effective as of the closing date of the Transactions, whereby Old Alliqua will be a distributor for SWAI. Under the terms of the supply agreement: (i) Old Alliqua will have the exclusive right to sell, promote, and market allograft provided by SWAI, under the brand name TheraSkin, in the United States and (ii) will not market, promote or sell any competing allografts in the United States. Additionally, SWAI agrees to not manufacture or supply any other individual the TheraSkin allograft or any other competing allograft in the United States. This supply agreement has a term of ten years from the closing date, with automatic renewal for additional two year unless a party decides to not renew. For more information on the terms of this supply agreement, see “Ancillary Agreements—Supply Agreement” on page 96 of this proxy statement/prospectus.

Financing for the Transactions (see page 77)

Old Alliqua and New Alliqua have agreed to use commercially reasonable efforts to secure the necessary Financing to fund the liabilities of Soluble assumed in the Transactions and other expenses of the Transactions. The funding of the Financing for gross proceeds (inclusive of any indebtedness under the respective credit agreements of Soluble and Old Alliqua that is assumed, restructured or refinanced) of at least $45 million is a condition to each party’s obligation to complete the Transactions. Old Alliqua currently expects to restructure or refinance the existing senior debt obligations of both Old Alliqua and Soluble totaling in the aggregate approximately $26.2 million. Old Alliqua and New Alliqua are also investigating all options to raise sufficient additional funds for the required Financing, which may include a debt and/or equity offering.

As of the date of this proxy statement/prospectus, the structure, terms and definitive documentation for the required Financing have not been finalized and, accordingly, the actual terms of the Financing may differ significantly from those described in this proxy statement/prospectus. There is a risk that the Financing condition will not be satisfied and the Financing may not be funded when required or at all. Failure to have the Financing condition satisfied or waived by the outside date could delay or prevent the closing of the Transactions. Although the parties do not currently intend to waive any closing conditions to the Transactions, Old Alliqua will promptly disclose the funding of the Financing or waiver of such condition on a Current Report on Form 8-K and concurrently therewith issue a press release to notify stockholders of the same. For further information, see the sections titled “The Contribution and Merger Agreement—Conditions to Completion of the Transactions” and “Risk Factors” on pages 19 and 92, respectively, of this proxy statement/prospectus.

Accounting Treatment (see page 77)

New Alliqua, together with Old Alliqua, will account for the Transactions using the acquisition method of accounting which is based on Accounting Standards Codification Topic 805, Business Combinations. The acquisition method of accounting requires that we record all assets acquired and liabilities assumed of the acquired businesses, including tangible property, intangible assets, and contingent liabilities, at their fair value on the acquisition date. The excess of the consideration transferred (purchase price) over the fair value of the net assets acquired will be recognized as goodwill.

Material U.S. Federal Income Tax Consequences (see page 79)

The exchange by U.S. holders of Old Alliqua common stock for New Alliqua common stock in connection with the holding company reorganization (and the Asset Contribution) will constitute an exchange to which Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) applies and a reorganization within the meaning of Section 368(a) of the Code. As a result, no gain or loss will be recognized by Old Alliqua stockholders as a result of such exchange. In addition, no gain or loss will be recognized by Old Alliqua or New Alliqua as a result of the issuance of shares of New Alliqua common stock in connection with the Asset Contribution or as a result of the holding company reorganization. For further information, see “Material U.S. Federal Income Tax Consequences of the Transactions” on page 79 of this proxy statement/prospectus.

Opinion of Old Alliqua’s Financial Advisor (see page 66 and Annex B)

On October 4, 2016, at a meeting of the Old Alliqua board of directors held to evaluate the Contribution and Merger Agreement and the Transactions contemplated thereby, Cowen and Company, LLC (“Cowen”) rendered its oral opinion to the Old Alliqua board of directors which was subsequently confirmed in writing that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions pursuant to the terms of the Contribution and Merger Agreement was fair, from a financial point of view, to Old Alliqua.

The full text of Cowen’s opinion is attached as Annex B to this proxy statement/prospectus. You are urged to read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered, qualifications contained, limitations on the review undertaken by Cowen and other matters set forth therein in rendering its opinion.

Cowen’s opinion was for the information of, and was directed to, Old Alliqua’s board of directors in connection with the fairness, from a financial point of view, of the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions and does not address Old Alliqua’s or New Alliqua’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to other business strategies or transactions that might be available to Old Alliqua or New Alliqua. Cowen's opinion does not constitute a recommendation as to how any stockholder of Old Alliqua should vote or as to how any stockholder or member, as applicable, of Old Alliqua, New Alliqua or Soluble should act with respect to the Transactions or any other matter. The consideration to be paid in the transactions by New Alliqua to or on behalf of Soluble was determined through negotiations between Old Alliqua and Soluble and not pursuant to recommendations of Cowen.

For further information, see the section titled “The Transactions—Opinion of Old Alliqua’s Financial Advisor” beginning on page 66 and the full text of the opinion attached as Annex B to this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION OF OLD ALLIQUA

The following table sets forth selected historical consolidated financial data of Old Alliqua. The selected historical consolidated financial information of Old Alliqua as of and for the five fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from Old Alliqua’s audited historical consolidated financial statements and related notes thereto, which were audited by Marcum LLP, an independent registered public accounting firm. Old Alliqua’s audited historical consolidated financial statements as of and for the fiscal years ended December 31, 2015 and 2014 and the related notes thereto are included elsewhere in this proxy statement/prospectus. Old Alliqua’s audited historical consolidated financial statements as of and for the fiscal years ended December 31, 2013, 2012 and 2011 are not included in this proxy statement/prospectus.

The selected unaudited historical consolidated financial information of Old Alliqua as of and for each of the nine month periods ended September 30, 2016 and 2015 has been derived from Old Alliqua’s unaudited historical consolidated financial statements and related notes thereto, which are included elsewhere in this proxy statement/prospectus.

The following information is only a summary and should be read together with “Old Alliqua Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 133 of this proxy statement/prospectus and Old Alliqua’s audited and unaudited consolidated financial statements and the notes related thereto contained elsewhere in this proxy statement/prospectus. For additional information, see the section titled “Where You Can Find More Information” beginning on page 163 of proxy statement/prospectus.

	Year Ended December 31,
	2015	2014	2013 (3)	2012 (4)	2011
Statements of operations data:
Total revenue (1)	$12,176,705	$3,848,677	$1,700,286	$1,228,674	$1,832,234
Net loss (1)	(27,216,619)	(25,896,832)	(22,009,735)	(4,905,335)	(13,853,203)
Basic and diluted net loss per common share (1) (2)	$(1.18)	$(1.77)	$(3.08)	$(0.91)	$(2.93)

Balance sheet data:
Total assets	$89,751,528	$29,723,724	$17,451,568	$13,727,151	$14,025,095

	Nine Months Ended September 30,
	2016	2015
Statements of operations data:
Total revenue (1)	$13,298,480	$8,234,416
Net loss (1)	(15,259,470)	(22,583,449)
Basic and diluted net loss per common share (1)	$(0.55)	$(1.04)

Balance sheet data:
Total assets	$72,659,335

(1)	All amounts are from continuing operations.
(2)	The effects of a 1-for-43.75 reverse stock split completed in November 2013 have been reflected retroactively for all periods presented.
(3)	The year ended December 31, 2013 includes impairment of $8.1 million related to in-process research and development.
(4)	The year ended December 31, 2012 includes goodwill impairment of $9.4 million.

SELECTED HISTORICAL FINANCIAL INFORMATION OF SOLUBLE

The following table sets forth Soluble’s summary historical financial data at, and for the period ended on, the dates indicated. The statements of operations data for the years ended December 31, 2015 and 2014, and the balance sheet data as of December 31, 2015 and 2014 have been derived from Soluble’s audited financial statements and related notes thereto, which were audited by PBMares, LLP, an independent registered public accounting firm, and are included elsewhere in this proxy statement/prospectus. The statements of operations data for the nine month periods ended September 30, 2016 and 2015 and the balance sheet data as of September 30, 2016 have been derived from Soluble’s unaudited financial statements and related notes thereto, which are included elsewhere in this proxy statement/prospectus. The financial information presented may not be indicative of financial performance in future periods.

This financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Soluble” beginning on page 117 of this proxy statement/prospectus and Soluble’s audited and unaudited consolidated financial statements and related notes thereto contained elsewhere in this prospectus. See “Index to Financial Statements” beginning on page F-1.

	Year Ended December 31,
(In $)	2015	2014	2013	2012	2011
Selected Statements of Operations Data			(unaudited)	(unaudited)	(unaudited)
Revenue	$7,226,110	$4,672,753	$3,372,842	$1,530,291	$925,137
Cost of Goods Sold	$112,193	$66,805	$110,664	$169,177	$178,025
Gross Margin	$7,113,917	$4,605,948	$3,262,178	$1,361,114	$747,112
Total operating expenses	$11,846,495	$8,615,168	$5,812,495	$3,762,643	$3,680,617
Operating loss	$(4,732,578)	$(4,009,220)	$(2,550,317)	$(2,401,529)	$(2,933,505)
Interest Income	$20,229	$-	$-	$-	$-
Interest Expense	$(1,667,051)	$(491,313)	$(97,232)	$(49,721)	$(48,282)
Net loss	$(6,379,400)	$(4,648,779)	$(3,305,154)	$(2,451,386)	$(2,981,787)

Selected Balance Sheet Data
Cash and cash equivalents	$2,733,611	$70,462	$423,021	$1,365,068	$701,474
Total assets	$4,954,755	$1,492,323	$1,317,755	$2,371,300	$1,448,534
Total current liabilities	$1,394,269	$6,143,346	$2,803,867	$1,057,258	$711,994
Other long-term liabilities	$15,916,390	$1,483,869	$-	$-	$-
Total liabilities	$17,310,659	$7,627,215	$2,803,867	$1,057,258	$711,994
Total members’ equity (deficit)	$(12,355,904)	$(6,134,892)	$(1,486,112)	$1,314,042	$736,540

	Nine Months Ended September 30
	2016	2015
Selected Statements of Operations Data
Revenue	$7,086,139	$5,300,381
Cost of Goods Sold	$48,657	$58,656
Gross Margin	$7,037,482	$5,241,725
Total operating expenses	$10,013,249	$8,891,600
Operating loss	$(2,975,767)	$(3,649,875)
Interest Income	$5,206	$13,495
Interest Expense	$(1,733,325)	$(1,113,481)
Net loss	$(4,703,886)	$(4,749,861)

Selected Balance Sheet Data
Cash and cash equivalents	$834,469
Total assets	$2,440,484
Total current liabilities	$5,771,862
Other long-term liabilities	$13,728,412
Total liabilities	$19,500,274
Total members’ equity (deficit)	$(17,059,790)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Transactions will be accounted for as an acquisition of Soluble by Old Alliqua under the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations.” See “The Transactions—Accounting Treatment" on page 77 of this proxy statement/prospectus. The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The selected unaudited pro forma condensed combined balance sheet information is presented as if the Transactions had occurred on September 30, 2016, plus pro forma adjustments. The selected unaudited pro forma condensed combined statements of operations information for the nine-months ended September 30, 2016 and the year ended December 31, 2015 is presented as if the Transactions had occurred on January 1, 2015.

The selected unaudited pro forma condensed combined financial information is presented for information purposes only and is not intended to represent or be indicative of the combined results of operation or financial position that Old Alliqua would have reported had the Transactions been completed as of the date and for the periods presented, and should not be taken as representative of Old Alliqua's consolidated results of operations or financial condition following completion of the Transactions. In addition, the selected unaudited pro forma condensed combined financial information is not intended to project the future financial position or results of operation of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes beginning on page 99 of this proxy statement/prospectus.

	For the Nine Months ended September 30, 2016 (1)	For the Year Ended December 31, 2015 (1)
	(in thousands, except share and per share data)
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Net sales	$27,442	$26,585
Cost of sales	12,062	12,521
Selling, general and administrative	38,541	46,481
Net loss	(19,039)	(34,041)
Basic and diluted net loss per share	$(0.27)	$(0.52)
Weighted average common shares used in computing basic and diluted per common share	70,649,959	65,824,931

As of September 30, 2016
(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data
Cash and cash equivalents	$20,086
Total assets	119,547
Long-term debt	25,104

(1)	All amounts are from continuing operations.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

The following table shows the historical per share data for Old Alliqua and pro forma per share data for New Alliqua. For purposes of the unaudited pro forma per share data of New Alliqua, basic and diluted loss per share and cash dividends declared per share for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are presented as if the Transactions were completed on January 1, 2015. The pro forma book value per share as of September 30, 2016 is presented as if the Transactions were completed on September 30, 2016.

Old Alliqua common stock historical per share data (unaudited):

	For the Nine Months ended September 30, 2016	For the Year Ended December 31, 2015

Basic and diluted loss per share:
Loss from continuing operations per share	$(0.55)	$(1.18)
Weighted average shares outstanding	27,886,959	23,061,931
Dividends declared per common share	$-	$-

New Alliqua common stock pro forma per share data (unaudited):

	For the Nine Months ended September 30, 2016	For the Year Ended December 31, 2015

Basic and diluted loss per share:
Loss from continuing operations per share	$(0.27)	$(0.52)
Weighted average shares outstanding	70,649,959	65,824,931
Dividends declared per common share	$-	$-

Comparative historical and pro forma book value per share as of September 30, 2016 (unaudited):

	Old Alliqua	New Alliqua
	Historical	Pro Forma
Book value per common share	$1.64	$1.11

RISK FACTORS

In addition to general investment risks and the other information included in this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 39 of this proxy statement/prospectus, Old Alliqua stockholders should carefully consider the following risk factors related to the Transactions before deciding whether to vote for the proposals set forth herein. In addition, Old Alliqua stockholders should read and consider the risks associated with an investment in New Alliqua, as well as the risks associated with the business of Old Alliqua that are included in this proxy statement/prospectus.

Risks Relating to the Transactions

There is no assurance that the Transactions will be completed and, even if the Transactions are successfully completed, the anticipated benefits to our stockholders may not be realized.

Completion of the Transactions contemplated by the Contribution and Merger Agreement is subject to the satisfaction or waiver of a number of conditions as set forth in the Contribution and Merger Agreement, including without limitation (i) Old Alliqua or New Alliqua securing debt or equity Financing, or combination, thereof, that results in gross proceeds of at least $45 million (inclusive of any current indebtedness of Soluble or Old Alliqua that is assumed, restructured or refinanced by the combined company), (ii) the New Alliqua common stock being approved for listing on the Nasdaq Capital Market and (iii) the approval of the Old Alliqua stockholders of (A) the issuance of shares of New Alliqua common stock to Soluble pursuant to the terms of the Contribution and Merger Agreement and (B) an increase in Old Alliqua’s authorized shares of common stock. There can be no assurance that Old Alliqua, New Alliqua or Soluble will be able to satisfy the closing conditions or that closing conditions beyond the parties control will be satisfied or waived. The conditions to the proposed Transactions could prevent or delay the completion of the Transactions. For a discussion of the conditions to the completion of the Transactions, see the section titled “The Contribution and Merger Agreement—Conditions to Completion of the Transactions” beginning on page 92 of this proxy statement/prospectus.  If the Transactions and the integration of the companies’ respective businesses are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that Old Alliqua expect to achieve as a result of the Transactions and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions.

In addition, the parties can agree at any time to terminate the Contribution and Merger Agreement. Each party can also terminate the Contribution and Merger Agreement under other specified circumstances. See the section titled “The Contribution and Merger Agreement—Termination” beginning on page 93 of this proxy statement/prospectus.

Old Alliqua and New Alliqua are expected to incur substantial expenses related to the Transactions and the integration of Soluble’s business.

Old Alliqua and New Alliqua are expected to incur substantial expenses in connection with the Transactions and the integration of the operations and personnel of Soluble. Specifically, based on estimates as of January 25, 2017, Old Alliqua and New Alliqua expect to incur approximately $3.5 to $4.0 million of transaction costs related to the Transactions. Additionally, in connection with the plan to integrate the operations of Soluble, New Alliqua expects to incur various nonrecurring expenses, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities. New Alliqua is not able to determine the exact timing, nature and amount of these expenses as of the date of this proxy statement/prospectus. However, these expenses could have an adverse effect on the financial condition or results of operations of New Alliqua. Although Old Alliqua and New Alliqua expect that the realization of efficiencies related to the integration of the businesses may offset incremental transaction-related and restructuring costs over time, there can be no assurance that this net benefit will be achieved in the near term, or at all.

The issuance of New Alliqua common stock in connection with the Transactions and the Financing could decrease the market price of New Alliqua common stock.

Following the completion of the Transactions, New Alliqua common stock is expected to be listed on the NASDAQ Capital Market under Old Alliqua’s trading symbol “ALQA.” In connection with the Transactions and as part of the consideration for the Asset Contribution, New Alliqua will issue shares of New Alliqua common stock and warrants to acquire shares of New Alliqua common stock to Soluble. In addition, we may issue shares of New Alliqua common stock in connection with the Financing. The dilution associated with the issuance of New Alliqua common stock in the Transactions and the Financing may result in fluctuations in the market price of New Alliqua common stock, including a stock price decrease.

The current ownership and voting interests of Old Alliqua stockholders will be diluted by the Transactions and the issuance of any additional equity securities in connection with the Financing.

The consummation of the Transactions and the Financing and the issuance to Soluble of shares of New Alliqua common stock and warrants to acquire shares of New Alliqua common stock as part of the consideration for Soluble’s Asset Contribution will dilute the ownership position of current Old Alliqua stockholders and result in Old Alliqua stockholders having an ownership stake in New Alliqua that is smaller than their current stake in Old Alliqua. Upon completion of the Transactions, based on the number of shares of Old Alliqua common stock outstanding as of January 25, 2017 and assuming a closing date of February 28, 2017, we estimate that current continuing Old Alliqua stockholders will own approximately 67.7% and Soluble will own approximately 32.3% of the issued and outstanding shares of New Alliqua common stock immediately after the Transactions. The estimated ownership position of continuing Old Alliqua stockholders may be further diluted by (i) the issuance of additional shares of New Alliqua common stock upon any subsequent exercise of the warrants issued as part of the consideration for the Asset Contribution and (ii) the issuance of any additional shares of Old Alliqua common stock or securities convertible into or exercisable for Old Alliqua common stock in connection with the Financing contemplated by the Contribution and Merger Agreement. Consequently, Old Alliqua stockholders, as a general matter, will have less influence over the management and policies of New Alliqua after the Transactions than they currently exercise now over the management and policies of Old Alliqua.

Following the Transactions, Soluble will be a significant stockholder of New Alliqua and may have interests that are different from other stockholders.

Immediately following the consummation of the Transactions, Soluble will own shares of New Alliqua common stock and warrants exercisable for shares of New Alliqua common stock representing approximately 37.9% of the total number of outstanding shares of New Alliqua common stock (calculated on a fully diluted basis, based on the number of shares of Old Alliqua common stock outstanding as of January 25, 2017 and assuming a closing date of February 28, 2017, and as if all warrants are exercised). Soluble will also have the right to appoint one director to the New Alliqua board of directors.

Soluble is obligated for a period of twelve months following the closing date to vote 50% of its shares of New Alliqua common stock in accordance with the recommendation of the New Alliqua board of directors. However, Soluble has full discretion to vote the remaining 50% of its shares of New Alliqua common stock in any manner it chooses, including against the recommendation of the New Alliqua board of directors. The interests of Soluble may be different from or conflict with the interests of other stockholders and, as a result, Soluble's influence may result in the delay or prevention of potential actions or transactions, including a potential change of management or control of New Alliqua, even if such action or transaction may be beneficial to other stockholders. For more information, see “The Contribution and Merger Agreement—Lockup and Voting Agreement” and “Ancillary Agreements—Voting Agreement” beginning on pages 85 and 95, respectively, of this proxy statement/prospectus.

If the Transactions are not successfully completed, there is no assurance that the bridge loan will be repaid by Soluble.

Under the terms of the amended and restated subordinated promissory note, the bridge loan matures on the earliest of the date of termination of the Contribution and Merger Agreement, the closing date of the Transactions and the date that an event of default has occurred and is continuing under the terms of the note. Pursuant to the terms of the Contribution and Merger Agreement, any outstanding amounts payable under the bridge loan at closing will be deducted from the total value of the shares of New Alliqua common stock that are issuable to Soluble at the closing of the Transactions.  However, completion of the Transactions contemplated by the Contribution and Merger Agreement is subject to the satisfaction or waiver of a number of conditions and the parties can terminate the Contribution and Merger Agreement on the conditions set forth therein. The bridge loan is subordinated to all existing senior indebtedness of Soluble to SWK.  Therefore, if the Transactions are not completed for any reason, there is no assurance that Soluble will have sufficient resources to repay the bridge loan when due.

Failure to complete the Transactions could negatively affect the value of Old Alliqua common stock and the future business and financial results of Old Alliqua.

If the Transactions are not completed, the ongoing business of Old Alliqua could be adversely affected and Old Alliqua will be subject to a variety of risks associated with the failure to complete the Transactions, including without limitation the following:

•	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Transactions;

•	reputational harm due to the adverse perception of any failure to successfully complete the Transactions; and

•	having to pay certain costs relating to the Transactions, such as legal, accounting, financial advisory, filing and printing fees.

If the Transactions are not completed, these risks could materially affect the market price of Old Alliqua common stock and the business and financial results of Old Alliqua.

The fairness opinion of Old Alliqua’s financial advisor in connection with the Transactions does not reflect changes in circumstances between the date of the signing of the Contribution and Merger Agreement and the closing of the Transactions.

The Old Alliqua board of directors received an opinion from Cowen, that as of the date of the opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions pursuant to the terms of the Contribution and Merger Agreement was fair, from a financial point of view, to Old Alliqua. Subsequent changes in the operation and prospects of Old Alliqua or Soluble, general market and economic conditions and other factors may significantly alter the value of Old Alliqua or Soluble or the price of the shares of Old Alliqua common stock by the time the Transactions are to be completed. The opinion does not address the fairness, from a financial point of view, of the consideration to be paid at the time the Transactions are to be completed, or as of any other date other than the date of such opinion. Cowen’s opinion is attached as Annex B to this proxy statement/prospectus. For a description of the opinion, see "The Transactions—Opinion of Old Alliqua's Financial Advisor" beginning on page 66.

Certain unaudited prospective financial information regarding Old Alliqua and Soluble is based on various assumptions that may not prove to be correct.

The unaudited prospective financial information set forth in the financial forecasts included under "The Transactions—Certain Unaudited Prospective Financial Information Regarding Old Alliqua and Soluble" is based on assumptions of, and information available to, Old Alliqua and Soluble at the time they were prepared and provided to Old Alliqua’s financial advisor. Neither Old Alliqua nor Soluble knows whether the assumptions they made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Old Alliqua's and Soluble's control. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in "Risk Factors," the events and/or circumstances described under "Cautionary Statement Regarding Forward-Looking Statements" and the information with respect to Old Alliqua provided in “Information About Old Alligua”, and the information about Soluble provided in "Management's Discussion and Analysis of Financial Condition and Results of Operation of Soluble" will be important in determining the future results of Old Alliqua or Soluble. As a result of these contingencies, actual future results may vary materially from Old Alliqua’s and Soluble's estimates. In view of these uncertainties, the inclusion of certain unaudited prospective financial information regarding Old Alliqua and Soluble in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

The unaudited prospective financial information presented herein was prepared solely for internal use and not prepared with a view toward public disclosure or toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made. Neither Old Alliqua nor Soluble intends to make available publicly any update or other revision to the unaudited prospective financial information herein, except as otherwise required by law.

The unaudited prospective financial information included in this proxy statement/prospectus has been prepared by Old Alliqua. Neither Old Alliqua's financial advisor, Cowen, nor any other financial advisors or independent accountants have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, Cowen assumes no responsibility for such unaudited prospective financial information. The report of Marcum LLP related to the Old Alliqua financial statements and related notes for the years ended December 31, 2015 and 2014 which are included elsewhere in this proxy statement/prospectus, relates to the historical financial information of Old Alliqua. It does not extend to the unaudited prospective financial information and should not be read to do so. The reports of PBMares, LLP included in this proxy statement/prospectus related to the Soluble financial statements and related notes for the years ended December 31, 2015, and 2014 and for the nine month periods ended September 30, 2016, which appear in this document under the heading "Index to Financial Statements," relate to the historical financial information of Soluble. They do not extend to the unaudited prospective financial information and should not be read to do so. For more information, see "The Transactions—Certain Unaudited Prospective Financial Information Regarding Old Alliqua and Soluble" beginning on page 74 of this proxy statement/prospectus.

U.S. federal income taxation is complex and there can be no assurance that the Transactions would not be deemed to be taxable.

No assurance can be given that changes in tax law (or in the interpretation or administration thereof by tax authorities) will not occur or that the IRS will not take a position that is, in either case, adverse to the U.S. holders. In addition, the tax treatment of the Transactions may be changed at any time by legislative, judicial or administrative action, and any such change may have retroactive effect. If the Transactions do not qualify under both Section 351 and Section 368(a) of the Code, then each U.S. holder would recognize capital gain or loss equal to the difference between (1) the sum of the fair market value of its New Alliqua common shares, warrants and options, as of the effective date of the Transactions, received by such U.S. holder pursuant to the Transactions and (2) its adjusted tax basis in its Old Alliqua common shares, warrants and options surrendered in exchange therefor.

Risks Relating to New Alliqua’s Business Following the Transactions

Successful integration of Soluble’s business and successful operation of New Alliqua are not assured.

If the Transactions are completed, New Alliqua will acquire substantially all of the business and assets of Soluble. There can be no assurance that, after the Transactions, New Alliqua will be able to maintain and grow the acquired business and operations of Soluble. Integrating and coordinating certain aspects of the operations, portfolio of products and personnel of Soluble will involve complex operational, technological and personnel-related challenges. This process will be complex, time-consuming and expensive, may disrupt the businesses of either or both of Soluble and Old Alliqua and may not result in the full benefits expected, including cost synergies expected to arise from supply chain efficiencies and overlapping general and administrative functions. The potential difficulties, and resulting costs and delays, include:

•	managing a larger combined company;

•	consolidating corporate and administrative infrastructures;

•	issues in integrating research and development and sales forces;

•	difficulties attracting and retaining key personnel;

•	loss of customers and suppliers and inability to attract new customers and suppliers;

•	unanticipated issues in integrating information technology, communications and other systems;

•	incompatibility of purchasing, logistics, marketing, administration and other systems and processes; and

•	unforeseen and unexpected liabilities related to Transactions or Soluble’s business.

Additionally, the integration of Soluble’s operations, products and personnel may place a significant burden on management and other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm New Alliqua’s business, financial condition and operating results.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of New Alliqua’s financial condition or results of operations following the completion of the Transactions.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of New Alliqua’s financial condition or results of operations following the completion of the Transactions for several reasons. The pro forma financial statements have been derived from the historical financial statements of Old Alliqua and Soluble and adjustments and assumptions have been made regarding the combined company after giving effect to the Transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Transactions. For example, the impact of any incremental costs incurred in integrating Soluble is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of New Alliqua following the completion of the Transactions may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect New Alliqua’s financial condition or results of operations following the Transactions. Any decline or potential decline in New Alliqua’s financial condition or results of operations may cause significant variations in the market price of New Alliqua common stock.

New Alliqua will incur or assume substantial additional indebtedness in connection with the Transactions, which could have a negative impact on its liquidity or restrict its activities.

As of September 30, 2016, Old Alliqua had approximately $13.8 million of gross indebtedness outstanding. The closing of the Transactions is conditioned upon, among other things, Old Alliqua or New Alliqua securing a Financing for gross proceeds (inclusive of any indebtedness under Old Alliqua’s or Soluble’s credit agreement that is assumed, restructured or refinanced) of at least $45,000,000, and if the Transactions are consummated, Old Alliqua currently expects that the outstanding senior indebtedness of both Old Alliqua and Soluble would be approximately $26.2 million as of the closing of the Transactions. If Old Alliqua or New Alliqua secures the required Financing to complete the Transactions, the instruments governing the Financing, may contain, as applicable, various covenants that limit New Alliqua’s ability to engage in specified types of transactions. New Alliqua’s overall leverage and the terms of its financing arrangements could:

•	have a higher interest rate than the existing senior debt obligations of Old Alliqua and Soluble;

•	limit its ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	make it more difficult to satisfy its obligations under the terms of its indebtedness;

•	limit its ability to refinance its indebtedness on terms acceptable to it or at all;

•	limit its flexibility to plan for and adjust to changing business and market conditions in the industries in which we operate and increase our vulnerability to general adverse economic and industry conditions;

•	require it to dedicate a substantial portion of its cash flow to make interest and principal payments on its debt, thereby limiting the availability of its cash flow to fund future acquisitions, working capital, business activities, and other general corporate requirements;

•	limit its ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to its debt securities by rating organizations were revised downward; and

•	subject it to higher levels of indebtedness than its competitors, which may cause a competitive disadvantage and may reduce its flexibility in responding to increased competition.

In addition, the restrictive covenants may require New Alliqua to maintain specified financial ratios and satisfy other financial condition tests. New Alliqua’s ability to meet those financial ratios and tests will depend, in part, on its ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond its control. A breach of any of these covenants could result in a default under the instruments governing New Alliqua’s indebtedness.

The market price of New Alliqua common stock after the Transactions may be subject to significant fluctuations and may be affected by factors different from those currently affecting the market price of Old Alliqua common stock.

Upon completion of the Transactions, Old Alliqua stockholders who receive shares of New Alliqua common stock will become New Alliqua stockholders. While Old Alliqua common stock has an observable trading history, New Alliqua common stock on a post-transaction basis may trade differently than its pre-transaction trading history, and the market price of New Alliqua common stock could be subject to significant fluctuations following the Transactions.

In addition, the businesses of Old Alliqua differ from those of Soluble in important respects and, accordingly, the results of operations of New Alliqua as the combined company and the market price of New Alliqua common stock following the Transactions may be affected by factors different from those currently affecting the independent results of operations of Old Alliqua and Soluble. For a discussion of the business of Old Alliqua and of certain factors to consider in connection with Old Alliqua’s business, see the section titled “Information About Old Alliqua—Business” beginning on page 122 of this proxy statement/prospectus. For a discussion of the business of Soluble and of certain factors to consider in connection with Soluble’s business, see the section titled “Business of Soluble” beginning on page 108 of this proxy statement/prospectus.

Following the Transactions, New Alliqua and SWAI will have extensive commercial arrangements and, as a result, New Alliqua's future performance is expected to substantially depend on the success of its relationship with SWAI.

In connection with the Transactions, the new Supply Agreement entered into with SWAI, a subsidiary of LifeNet Health, to be effective as of the closing of the Transactions, will govern the relationship between SWAI and New Alliqua, including the transition of Soluble’s rights to distribute SWAI’s allograft products to New Alliqua. Upon effectiveness of the Supply Agreement, Soluble’s current distribution agreement with SWAI will automatically terminate and New Alliqua will have the exclusive right to sell, promote, and market allograft products provided by SWAI, under the brand name TheraSkin, in the U.S. In addition, under the terms of the Supply Agreement, New Alliqua will agree not to sell any competing allograft products in the U.S. As a result, New Alliqua will be substantially dependent on SWAI to supply, manufacture and package TheraSkin products, which New Alliqua will receive as finished goods.

Because New Alliqua will have no direct control over its third-party supplier, interruptions or delays in the products and services provided by SWAI may be difficult to remedy in a timely fashion and would limit New Alliqua’s ability to distribute TheraSkin products. In addition, if SWAI is unable or unwilling to deliver the necessary products, New Alliqua would be unable to sell these products and, therefore, could experience a significant adverse impact on its revenue. Moreover, it is also possible that New Alliqua may fail to recognize the expected benefits of the new distribution arrangements regardless of SWAI’s ability or willingness to timely deliver the necessary products. In any such case, New Alliqua’s operating results could suffer and the value of New Alliqua common stock could be adversely affected.

New Alliqua’s inability to achieve market acceptance of its TheraSkin could have a material adverse effect on its business and results of operations.

There can be no assurance that New Alliqua will be successful in educating the marketplace about the benefits of TheraSkin following the Transactions. In addition to the availability of third-party reimbursement, market acceptance of these products will depend on New Alliqua’s ability to demonstrate the safety, clinical effectiveness, perceived benefits, and cost-effectiveness of its products compared to products or treatment options of its competitors. If New Alliqua’s products do not achieve market acceptance in a commercially viable period of time because New Alliqua is unable to educate the marketplace, it could have a material adverse effect on New Alliqua’s business and results of operations.

The commercial success of TheraSkin will depend on the continued and future acceptance of such product by the medical community.

Allograft based technologies, including TheraSkin, may never achieve broad market acceptance, which can be affected by numerous factors, including lack of clinical acceptance of allograft technologies, introduction of competitive treatment options which render allograft technologies too expensive or obsolete and difficulty training physicians in the use of allograft technologies.

Market acceptance will also depend on the ability of New Alliqua to demonstrate that TheraSkin is an attractive treatment option. The ability of New Alliqua to do so will depend on physicians’ evaluations of the clinical safety, effectiveness, ease of use, reliability and cost-effectiveness of TheraSkin. For example, Soluble and Old Alliqua believe that some individuals in the medical community may have lingering concerns over the risk of disease transmission through the use of human skin allografts.

Media reports or other negative publicity concerning both methods of tissue recovery from donors and actual or potential disease transmission from donated tissue may limit widespread acceptance by the medical community of human skin allografts, whether directed at those products generally or TheraSkin specifically. Unfavorable reports of improper or illegal tissue recovery practices by any participant in the industry, both in the United States and internationally, as well as incidents of improperly processed tissue leading to transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of allograft based technologies by the medical community.

Furthermore, even if the medical community generally accepts TheraSkin, acceptance and recommendations by influential members of the medical community could have an impact on the broader commercial success of TheraSkin. If TheraSkin is not broadly accepted by the medical community, New Alliqua may be unable to sell these products and could experience a significant adverse impact on its revenue.

The inability of New Alliqua’s customers to obtain adequate reimbursement for TheraSkin may diminish demand for certain products and have a material adverse effect on New Alliqua’s financial condition and results of operations.

The commercial success of TheraSkin will depend, in part, on the ability of healthcare providers to obtain adequate reimbursement from third-party payers, including Medicare, Medicaid, private health insurance carriers and managed care organizations, for the procedures in which such products are used. Third-party payers are increasingly challenging the coverage and pricing of medical products and procedures. Even if a procedure is eligible for reimbursement, the level of reimbursement may not be adequate to justify the use of TheraSkin. There can be no assurance that additional payers will agree to create coverage policies or that the policies, if they are created, will provide adequate reimbursement, that existing coverage will not be challenged or that government actions will not decrease the level of reimbursement, each of which could decrease demand for TheraSkin and have a material adverse effect on its financial condition and results of operations.

Health care industry cost-containment measures may result in reduced sales of TheraSkin.

All third-party reimbursement programs, whether government-funded or insured commercially, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement programs and capitation programs in which a physician or group of physicians is paid a set amount for each enrolled person assigned to them, per period of time, whether or not that person seeks care, group purchasing, redesign of benefits, second opinions, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs can potentially limit the amount that healthcare providers may be willing to pay for medical products, which could have a material adverse effect on New Alliqua’s financial condition and results of operations.

Changes in federal and state regulations that increase the cost of doing business or impose requirements with which New Alliqua cannot comply could have an adverse effect on New Alliqua’s financial condition and results of operations.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators and third-party payers to control these costs and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices New Alliqua can charge for its products or the amounts of reimbursement available for its products and could limit the acceptance and availability of its products. The occurrence of the foregoing could have an adverse effect on New Alliqua’s financial condition and results of operations.

New Alliqua and its supplier could be subject to fines and penalties, or required to temporarily or permanently cease offering products, if New Alliqua and/or its supplier fail to comply with the extensive regulations applicable to the sale and manufacture of medical products.

The production and marketing of Soluble’s products, which would become the products of New Alliqua following the closing of the Transactions, and Soluble’s ongoing research and development, preclinical testing, and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities. Federal regulations applicable to medical products are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical products, and the manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. As a result, following the closing of the Transactions, New Alliqua and its supplier will be required to comply with governmental regulations and/or obtain regulatory clearance, registration and state licensing, before New Alliqua can market certain products. The regulatory process can require significant time, effort and expenditures to bring products to market, and New Alliqua may be unable to maintain the requisite regulatory authority to continue to market Soluble’s products following the consummation of the Transactions, or that it will be able to obtain authority to sell new or existing products in new markets. Further, the manufacture and manufacturing facilities of medical products are subject to periodic reviews and inspection by the FDA. The failure of New Alliqua and/or its supplier(s) to comply with any of the foregoing regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on New Alliqua;

•	preventing New Alliqua from selling or its supplier(s) from manufacturing certain products;

•	bringing civil or criminal charges against New Alliqua and/or its supplier(s);

•	delaying the introduction of its new products into the market;

•	enforcing certain operating restrictions on New Alliqua;

•	recalling or seizing products; or

•	withdrawing or denying approvals or clearances for New Alliqua’s products.

The occurrence of any of the foregoing could have an adverse effect on New Alliqua’s financial condition and results of operations.

If New Alliqua is not able to timely integrate or attract, retain and motivate a sales force, its sales and revenue could suffer.

Following the completion of the Transactions, New Alliqua expects to retain part of Soluble’s sales force, including certain sales representatives and the director of sales training, which will be integrated into Old Alliqua’s existing sales force. The combined sales force will undergo training to support New Alliqua’s sales and marketing initiatives for TheraSkin in accordance with the terms and conditions of the new Supply Agreement as well as Old Alliqua’s other products. The process for implementing integration and training efforts will be complex, time-consuming and costly and may initially divert the attention and resources of New Alliqua’s combined sales force, which could have an adverse impact on their productivity and product sales. In addition, although Soluble has achieved greater sales efficiency per sales representative through improvements in sales representative effectiveness, there is a risk that New Alliqua’s decision to retain only a part of Soluble’s sales force could undo some of these improvements, which in turn could have an adverse impact on sales of TheraSkin. As a result, following the closing of the Transactions, New Alliqua may not be able to generate sales of TheraSkin or other products at consistent or increased levels that justify the expense of its training efforts. In addition, if New Alliqua is unable to recruit, train, motivate or retain qualified and effective sales personnel or if its sales representatives do not achieve desired productivity levels in a reasonable period of time following the Transactions, New Alliqua’s product sales and revenues could suffer and, consequently, New Alliqua may not realize the anticipated benefits of its investment in the combined sales force or the new distribution arrangement with SWAI.

If New Alliqua’s sole supplier for TheraSkin, SWAI, is not able to maintain sufficient quality controls, regulatory approvals of its products by the FDA or other relevant authorities could be delayed or denied and New Alliqua’s sales and revenues would suffer.

The FDA could stop or delay approval of production of products if SWAI’s manufacturing facilities do not comply with applicable manufacturing requirements. The FDA quality system regulations impose extensive testing, control, documentation and other quality assurance requirements. Failure by SWAI to comply with these requirements could prevent New Alliqua from obtaining or retaining approval for and marketing of TheraSkin.

Should the FDA determine that TheraSkin does not meet regulatory requirements that permit qualifying human cell and/or tissue based products (“HCT/Ps”) to be processed, stored, labeled and distributed without pre-marketing approval, New Alliqua’s supplier may be required by the FDA to stop processing and New Alliqua may be required to stop distributing TheraSkin, or to narrow the indications for which TheraSkin is marketed, which, in turn, could have an adverse effect on New Alliqua’s business.

TheraSkin is a product derived from human tissue. The FDA has specific regulations governing HCT/Ps. HCT/Ps that meet the criteria for regulation solely under Section 361 of the Public Health Service Act and 21 CFR 1271 (361 HCT/Ps) are not subject to pre-market clearance or approval requirements, but are subject to post-market regulatory requirements.

Soluble and Old Alliqua believe that TheraSkin qualifies as a 361 HCT/P. The FDA is in the process of clarifying definitions of homologous use and minimal manipulation in their Guidance for Industry publications. Should a significant change occur with these updated final documents expected in late 2016 or 2017, and/or the FDA disagrees with the parties’ belief, changes its policy with respect to 361 HCT/P qualifications, or determines that New Alliqua’s marketing claims exceed what would be permitted for a 361 HCTP, and TheraSkin is determined to not qualify as a 361 HCT/P product, New Alliqua or SWAI may have to revise its labeling and other written or oral statements of use or cease marketing TheraSkin or obtain approval or clearance from the FDA before New Alliqua could continue to market the product in the United States.

Although Soluble and Old Alliqua believe that its HCT/P is not subject to premarket approval or review, HCT/Ps are subject to donor eligibility and screening, current Good Tissue Practices (“cGTPs”), product labeling, and postmarket reporting requirements. Therefore, if New Alliqua or SWAI fail to comply with these requirements, New Alliqua could be subject to FDA enforcement action, including, for example, warning letters, fines, injunctions, product recalls or seizures, and in the most serious cases, criminal penalties.

New Alliqua and its suppliers will be required to comply with cGMPs and GTPs and could be subject to suspensions or product withdrawals if found non-compliant.

The FDA regulates the facilities, processes and procedures used to manufacture and market medical products in the United States. Manufacturing facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with cGMP and/or GTPs, as applicable, which are regulations enforced by the FDA. Compliance with cGMP and/or GTPs regulations, as applicable, requires the dedication of substantial resources and requires significant expenditures. The FDA periodically inspects manufacturing facilities, including those of Soluble (with respect to TheraGauze) and SWAI (with respect to TheraSkin), and procedures to assure compliance. The FDA may cause a suspension or withdrawal of product approvals if regulatory standards are not maintained. In the event an approved manufacturing facility for a particular drug, HCT/P or medical device is required by the FDA to curtail or cease operations, or otherwise becomes inoperable, or a third party contract manufacturing facility faces manufacturing problems, obtaining the required FDA authorization to manufacture at the same or a different manufacturing site could result in production delays, which could adversely affect New Alliqua’s business, results of operations, financial condition and cash flow.

Risks Relating to Old Alliqua’s Business

Old Alliqua has experienced significant losses and expects losses to continue for the foreseeable future.

Old Alliqua has incurred annual net losses of $26.0 million and $25.4 million, respectively, during the years ended December 31, 2015 and 2014. As of December 31, 2015, Old Alliqua had an accumulated deficit of $96.0 million. Old Alliqua expects to incur additional operating losses for the foreseeable future. Although Old Alliqua expects sales to continue to increase in 2016 and beyond from its existing product offerings, there can be no assurance that it will be able to achieve these revenues throughout the year or be profitable in the future.

Old Alliqua will require additional capital in order to execute the longer term aspects of its business plan.

The implementation of Old Alliqua’s growth strategy will continue to result in an increase in its fixed cost structure. Due to the time delay between outlays for working capital expenditures, such as costs to acquire rights to additional products, the hiring and training of sales agents and personnel, marketing costs, the purchasing of inventory, the billing and collection of revenue, debt service costs, and diligence costs related to merger and acquisition activities, Old Alliqua expects to have a net cash outflow from operating activities as a result of these expenditures. Future results of operations involve significant risks and uncertainties. Factors that could affect Old Alliqua’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, potential demand for Old Alliqua’s products, risks from competitors, regulatory approval of Old Alliqua’s new products, technological change, and dependence on key personnel. In addition, a portion of the contingent consideration payable to Celleration, Inc. shareholders is payable in cash in 2017.

In order to complete Old Alliqua’s future growth strategy, additional equity and/or debt financing will be required. If Old Alliqua is unable to raise additional capital or if Old Alliqua encounters circumstances that place unforeseen constraints on capital resources, Old Alliqua will be required to take even stronger measures to conserve liquidity, which may include, but are not limited to, eliminating all non-essential positions and ceasing all marketing efforts. Old Alliqua would have to curtail business development activities and suspend the pursuit of Old Alliqua’s business plan. There can be no assurance that Old Alliqua will be successful in improving revenues, reducing expenses and/or securing additional capital in sufficient amounts and on favorable terms.

Old Alliqua has a substantial amount of indebtedness under its $13.8 million principal term loan, which may adversely affect its cash flow and its ability to operate its business.

In order to finance Old Alliqua’s acquisition of Celleration, on May 29, 2015, Old Alliqua and each of its subsidiaries entered into a credit agreement and guaranty (the “Credit Agreement”) with Perceptive Credit Opportunities Fund, L.P., which provided for a senior, secured term loan in the principal amount of approximately $13.8 million. The full unpaid principal amount of the term loan will mature on May 29, 2019. Prior to maturity, on the last business day of each calendar month following May 29, 2017, Old Alliqua will be required to make monthly principal payments of $225,000,with any remaining unpaid balance of the term loan being payable in cash on the maturity date. The repayment of the term loan and Old Alliqua’s obligations under the Credit Agreement are secured by a first priority lien on all of Old Alliqua’s existing and after acquired tangible and intangible assets, including intellectual property. The Credit Agreement also contains certain restrictions that prohibit Old Alliqua and its subsidiaries from engaging in certain transactions and activities, including but not limited to the following:

•	entering into, creating, incurring or assuming any indebtedness of any kind, subject to limited exceptions;

•	creating or incurring new liens, subject to certain exceptions;

•	entering into new acquisitions or investments in other entities, subject to certain exceptions;

•	winding up, liquidating or dissolving;

•	merging or consolidating with another person or disposing of assets, subject to certain exceptions;

•	entering into inbound or outbound licenses, subject to certain exceptions;

•	changing the nature of Old Alliqua’s core business;

•	paying cash dividends; and

•	repaying, repurchasing or otherwise acquiring shares of Old Alliqua’s common stock or other equity securities.

Old Alliqua’s ability to meet its expenses, debt obligations and other financial covenants under the Credit Agreement will depend on its future performance, which will be affected by financial, business, economic, regulatory and other factors. Old Alliqua will be unable to control many of these factors. Old Alliqua cannot be certain that its earnings will be sufficient to allow Old Alliqua to pay the principal and interest on its debt and meet any other obligations. If Old Alliqua does not have enough money to service its debt, Old Alliqua may be required, but unable to refinance or restructure all or part of its existing debt, sell assets, borrow money or raise equity on terms acceptable to Old Alliqua, if at all, and the lender could foreclose on its security interest and liquidate some or all of its assets, which would harm its business, financial condition and results of operations.

The Credit Agreement also requires Old Alliqua to meet certain financial covenants. Old Alliqua’s ability to meet these financial covenants may be affected by events beyond its control. If, as or when required, Old Alliqua is unable to repay, refinance or restructure its indebtedness under, or amend the covenants contained in, the Credit Agreement, the lender could institute foreclosure proceedings against its assets, which would harm its business, financial condition and results of operations.

In addition, as a result of its increased level of indebtedness, demands on its cash resources will continue to increase in the future and could, among other things:

•	require Old Alliqua to dedicate a large portion of its cash flow from operations to the servicing and repayment of its debt, thereby reducing funds available for working capital, capital expenditures, research and development expenditures and other general corporate requirements;

•	limit its ability to obtain additional financing to fund future working capital, capital expenditures, research and development expenditures and other general corporate requirements;

•	limit its flexibility in planning for, or reacting to, changes in its business and the industry in which Old Alliqua operate;

•	restrict its ability to make strategic acquisitions or dispositions or to exploit business opportunities;

•	place Old Alliqua at a competitive disadvantage compared to its competitors that have less debt;

•	adversely affect its credit rating, with the result that the cost of servicing its indebtedness might increase and its ability to obtain surety bonds could be impaired;

•	adversely affect the market price of its common stock; and

•	limit its ability to apply proceeds from an offering or asset sale to purposes other than the servicing and repayment of debt.

Old Alliqua is currently in default under the Credit Agreement, which allows the lender to exercise certain rights and remedies, including, without limitation, declaring the entire outstanding indebtedness under the Credit Agreement of approximately $13.8 million immediately due and payable, imposing a default rate of interest and/or foreclosing on some or substantially all of its assets.

Old Alliqua is currently in default of the Credit Agreement, as a result of its failure to achieve gross revenue of $22,250,000 for the twelve month period ended September 30, 2016. While the Lender has agreed to forbear from exercising its rights and remedies until December 31, 2016, the lender has reserved its right to exercise its remedies resulting from this default at any time thereafter. The available remedies include, among others, the ability to accelerate and immediately demand payment of the outstanding debt of approximately $13.8 million under the Credit Agreement, to impose a default rate of interest, to exercise its security interest by foreclosing on some or all of its assets, and/or to take possession of or sell some or all of its assets. Were the lender to demand payment of the outstanding debt after expiration of the forbearance period, Old Alliqua would currently have insufficient funds to satisfy that obligation, and the lender’s exercise of its other remedies would have a material adverse effect on its operations and financial condition. Old Alliqua is in negotiations with the lender to extend the currently effective forbearance period. Old Alliqua is exploring initiatives to address solutions to its credit issues, which include a restructuring of the Credit Agreement with its lender and the evaluation and pursuit of various sources of financing including a refinancing. However, no assurance can be given that Old Alliqua can restructure its Credit Agreement or that additional financing will be available on commercially reasonable terms or at all.

If an event of default occurs under the Credit Agreement, it could result in a material adverse effect on its business, operating results and financial condition, or the loss of its assets as the lender holds a first priority security interest in all of its assets and the assets of its subsidiaries.

Events of default under the Credit Agreement include, but are not limited to, the following:

•	failure to pay principal, interest or other amounts, if any, when due;

•	any form of bankruptcy or insolvency proceeding instituted by or against Old Alliqua or any of its subsidiaries that is not dismissed in 60 days;

•	a default occurring under any debenture, mortgage, credit agreement, indenture or other instrument representing or securing indebtedness in an amount exceeding $250,000;

•	Old Alliqua or any of its subsidiaries is party to a change of control;

•	the FDA or other governmental authority (i) issues a letter or other communication asserting any of its products lacks a required product authorization, including in respect of CE marks or 510(k)s or 361HCT/P qualification, or (ii) initiates enforcement action or warning against Old Alliqua, any of its products or manufacturing facilities resulting in the discontinuance of marketing, withdrawal of any material products, or delay in the manufacture of any material products, each lasting for more than 90 days;

•	a recall of any product that has generated or is expected to generate at least $1,000,000 in revenue in the aggregate over any consecutive twelve (12) month period;

•	Old Alliqua or any of its subsidiaries enters into a settlement agreement with the FDA or any other governmental authority that results in aggregate liability as to any single or related series of transactions, incidents or conditions, in excess of $500,000;

•	Old Alliqua are in default under its license agreement with HLI or the license agreement is terminated, amended, waived or otherwise modified in a manner materially adverse to the lender’s interests; and

•	failure to observe or perform any other covenant contained in the Credit Agreement.

If an event of default were to occur, payment of the entire principal amount could be accelerated and become immediately due and payable. The cash that Old Alliqua may be required to pay would most likely come out of its working capital, which may be insufficient to repay the obligation or leave Old Alliqua with insufficient cash to finance its operations. In such event, Old Alliqua may lose some or all of its assets as the lender could foreclose on its security interests and liquidate some or all of these assets, which would harm its business, financial condition and results of operations. Old Alliqua may also be required to file for bankruptcy, sell assets, or cease operations, any of which would put its company, its investors and the value of its common stock, at significant risk.

The pledge of these assets and other restrictions may limit its flexibility in raising capital for other purposes. Because substantially all of its assets are pledged under the $15.5 million principal term loan, its ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on its financial flexibility.

A portion of the merger consideration for the acquisition of Celleration is contingent on the occurrence of certain events in the future, which could result in future dilution to Old Alliqua stockholders.

In connection with its acquisition of Celleration Inc., Old Alliqua agreed to pay certain additional consideration to Celleration, Inc. equity holders that is contingent upon the occurrence of certain events in the future over which Old Alliqua has limited control. The exact amounts of cash and shares of its common stock that Celleration, Inc. equity holders will be entitled to receive as part of the total merger consideration cannot be determined as of the date hereof. The issuance of any additional shares of its common stock as part of the contingent consideration upon the occurrence of certain future events will dilute the ownership position of its current stockholders and may result in fluctuations in the market price of its common stock, including a stock price decrease.

If Old Alliqua fails to meet certain minimum sales thresholds for products licensed pursuant to its agreement with Human Longevity, Inc. (“HLI”), Old Alliqua could lose its right to license such products.

Old Alliqua’s license agreement with HLI is terminable on a product-by-product basis if Old Alliqua fails to meet certain minimum sales thresholds in the second year or any subsequent year following the commencement of commercial sales of each licensed product. Old Alliqua commenced sales of Biovance in April 2014. Therefore, in order to maintain its license for Biovance, Old Alliqua must meet the minimum gross sales amount for Biovance during 2016. If Old Alliqua fails to sell Biovance products in amounts that meet or exceed the minimum sales threshold for the second year of commercial sales, Old Alliqua may cure such minimum sales failure by paying HLI in cash an amount equal to the difference between the annual license fee for the second year of commercial sales and the aggregate royalties which would be due to HLI if gross annual sales of Biovance had satisfied the minimum sales threshold amount. If Old Alliqua does not cure a minimum sales failure with a makeup payment for the second year of commercial sales, HLI may terminate the license with respect to Biovance. No assurance can be given that Old Alliqua will be able to meet the minimum sales threshold for Biovance or that Old Alliqua will have sufficient capital to make the payments required to cure a minimum sales failure. Moreover, if Old Alliqua Old Alliquare required to make such a makeup payment to retain its Biovance license, it could impair its liquidity. Old Alliqua also has no right to cure a minimum sales failure starting in 2017 through a makeup payment. If Old Alliqua were to lose or otherwise become unable to maintain its right to license Biovance or other products from HLI, it could have a material adverse effect on its business, financial condition and results of operations. In addition, any termination of its right to license Biovance or other products under the license agreement with HLI could trigger an event of default under the Credit Agreement that Old Alliqua entered into to finance the cash portion of the purchase price for the Celleration acquisition.

Decisions in reimbursement levels by governmental or other third-party payers for procedures using Old Alliqua’s products may have an adverse impact on acceptance of its products.

Old Alliqua believes that its products will be purchased principally by hospitals or physicians, which typically bill various third-party payers, such as state and federal healthcare programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the products and services provided to their patients. The ability of its customers to obtain appropriate reimbursement for products and services from third-party payers is critical to the success of its business because reimbursement status affects which products customers purchase and the prices they are willing to pay. In addition, its ability to obtain reimbursement approval in foreign jurisdictions will affect its ability to expand its product offerings internationally.

Third-party payers have adopted, and are continuing to adopt, a number of policies intended to curb rising healthcare costs. These policies include:

•	imposition of conditions of payment by foreign, state and federal healthcare programs as well as private insurance plans;

•	rules related to how products and services may be marketed; and

•	reduction in reimbursement amounts applicable to specific products and services.

Adverse decisions relating to coverage or reimbursement of Old Alliqua’s products would have an adverse impact on the acceptance of its products and the prices that its customers are willing to pay for them.

Old Alliqua is unable to predict whether foreign, federal, state or local healthcare reform legislation or regulation affecting its business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on its business. Changes in healthcare systems in the United States or internationally in a manner that significantly reduces reimbursement for procedures using its products or denies coverage for these procedures would also have an adverse impact on the acceptance of its products and the prices which its customers are willing to pay for them.

Old Alliqua depends on its executive officers and key personnel.

Old Alliqua believes that its success will depend, in part, upon its ability to retain its executive officers, including David Johnson, its Chief Executive Officer, Brian M. Posner, its Chief Financial Officer, Nino Pionati its Chief Strategy and Marketing Officer and Bradford C. Barton, its Chief Operating Officer, and other key personnel, and attract additional skilled personnel, which may require substantial additional funds. There can be no assurance that Old Alliqua will be able to find and attract additional qualified employees or retain any such executive officers and other key personnel. Old Alliqua’s inability to hire qualified personnel, the loss of services of its executive officers or key personnel, or the loss of services of executive officers or key personnel who may be hired in the future may have a material and adverse effect on its business.

Old Alliqua’s strategic business plan may not produce the intended growth in revenue and operating income.

Old Alliqua’s strategies include making significant investments in sales and marketing programs to achieve revenue growth and margin improvement targets. If Old Alliqua does not achieve the expected benefits from these investments or otherwise fail to execute on its strategic initiatives, Old Alliqua may not achieve the growth improvement Old Alliqua is targeting and its results of operations may be adversely affected.

Old Alliqua’s acquisition strategy may not produce the intended growth in revenue and operating income.

As part of Old Alliqua’s strategy for growth, Old Alliqua may make acquisitions and enter into strategic alliances such as joint ventures and joint development agreements. However, Old Alliqua may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully, and its strategic alliances may not prove to be successful. Such acquisitions could reduce shareholders’ ownership, cause Old Alliqua to incur debt, expose Old Alliqua to liabilities and result in amortization expenses related to intangible assets with definite lives. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of its business and risks associated with entering new markets with which Old Alliqua has limited experience or where distribution alliances with experienced distributors are not available. Old Alliqua’s future profitability may depend in part upon its ability to further develop its resources to adapt to these new products or business areas and to identify and enter into satisfactory distribution networks. Moreover, Old Alliqua may fail to realize the anticipated benefits of any acquisition as rapidly as expected or at all, or the acquired business may not perform in accordance with its expectations. Old Alliqua may also incur significant expenditures in anticipation of an acquisition that is never realized. There can be no assurance that difficulties encountered in connection with acquisitions will not have a material adverse effect on its business, financial condition and results of operations.

Old Alliqua’s future success depends upon market acceptance of its existing and future products.

Old Alliqua believes that its success will depend in part upon the acceptance of its existing and future products by the medical community, hospitals and physicians and other health care providers, third-party payers, and end-users. Such acceptance may depend upon the extent to which the medical community and end-users perceive its products as safer, more effective or cost-competitive than other similar products. Ultimately, for Old Alliqua’s new products to gain general market acceptance, it may also be necessary for Old Alliqua to develop marketing partners for the distribution of its products. There can be no assurance that Old Alliqua’s new products will achieve significant market acceptance on a timely basis, or at all. Failure of some or all of Old Alliqua’s future products to achieve significant market acceptance could have a material adverse effect on Old Alliqua’s business, financial condition, and results of operations.

Old Alliqua is dependent on significant customers.

Historically, Old Alliqua’s contract manufacturing business has generated most of its revenue, and much of this revenue is generated from a limited number of clients, who account for a substantial percentage of its total revenues. One customer accounted for approximately 10% and 23% of its revenue for the years ended December 31, 2015 and 2014, respectively. This customer is a medical device manufacturer and a consumer of Old Alliqua’s legacy contract manufacturing hydrogel products. The decrease in this concentration is due to an increase in product revenue, which is consistent with its strategy. Old Alliqua expects that as revenues from the sales of its regenerative wound care technologies increase, this concentration will continue to abate in 2016. The loss of any of its significant customers would have a significant negative effect on its overall operations.

Old Alliqua may not be able to correctly estimate its future operating expenses, which could lead to cash shortfalls.

Old Alliqua’s operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of its control. These factors include:

•	the costs to attract and retain personnel with the skills required for effective operations; and/or

•	the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

If Old Alliqua does not accurately predict its operating expenses, Old Alliqua may not allocate resources appropriately, which could lead to cash shortfalls and force Old Alliqua to seek additional capital or curtail other projects or initiatives, all of which could have a significant negative effect on its business, results of operations and financial condition.

Old Alliqua operates in a highly competitive industry and face competition from large, well-established medical device manufacturers as well as new market entrants.

Competition from other medical device companies and from research and academic institutions is intense, expected to increase, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. In addition to competing with universities and other research institutions in the development of products, technologies and processes, Old Alliqua compete with other companies in acquiring rights to products or technologies from those institutions. A number of factors may limit the market acceptance of its products, including the timing of regulatory approvals and market entry relative to competitive products, the availability of alternative products, and the price of its products relative to alternative products, the availability of third party reimbursement and the extent of marketing efforts by third party distributors or agents that Old Alliqua retain. There can be no assurance that Old Alliqua’s products will receive market acceptance in a commercially viable period of time, if at all. Furthermore, there can be no assurance that Old Alliqua can develop products that are more effective or achieve greater market acceptance than competitive products, or that its competitors will not succeed in developing or acquiring products and technologies that are more effective than those being developed by Old Alliqua, that would render its products and technologies less competitive or obsolete.

Old Alliqua’s competitors enjoy several competitive advantages over it, including some or all of the following:

•	large and established distribution networks in the United States and/or in international markets;

•	greater financial, managerial and other resources for products research and development, sales and marketing efforts and protecting and enforcing intellectual property rights;

•	significantly greater name recognition;

•	more expansive portfolios of intellectual property rights;

•	established relations with physicians, hospitals, other healthcare providers and third party payers;

•	products which have been approved by regulatory authorities for use in the United States and/or Europe and which are supported by long-term clinical data; and

•	greater experience in obtaining and maintaining regulatory approvals and/or clearances from the FDA and other regulatory agencies.

Old Alliqua’s competitors’ products will compete directly with its products. In addition, its competitors as well as new market entrants may develop or acquire new treatments, products or procedures that will compete directly or indirectly with its products. The presence of this competition in its market may lead to pricing pressure which would make it more difficult to sell its products at a price that will make Old Alliqua profitable or prevent Old Alliqua from selling its products at all. Old Alliqua’s failure to compete effectively would have a material and adverse effect on its business, results of operations and financial condition.

Changes to the FDA approval process or ongoing regulatory requirements could make it more difficult for Old Alliqua to obtain FDA approval of its products or comply with ongoing requirements.

Based on scientific developments, post-market experience, or other legislative or regulatory changes, the current FDA standards of review for approving new medical device products are sometimes more stringent than those that were applied in the past. For example, with passage of the Food and Drug Administration Safety and Innovation Act in 2012 (FDASIA), the FDA was required to revisit some of its policies regarding 510(k) devices which resulted in the FDA drafting new guidance for the 510(k) process. The FDA continues to revisit and clarify its guidance regarding 510(k) devices, and such revisions could impact the process for clearing medical devices, determining which devices are eligible for 510(k) clearance, the ability to rescind previously granted 510(k) clearances and additional requirements that may significantly impact the process.

Old Alliqua cannot determine what effect changes in regulations or legal interpretations by the FDA or the courts, when and if promulgated or issued, may have on its business in the future. Changes could, among other things, require different labeling, monitoring of patients, interaction with physicians, education programs for patients or physicians, curtailment of necessary supplies, or limitations on product distribution. These changes, or others required by the FDA could have an adverse effect on the sales of these products. The evolving and complex nature of regulatory science and regulatory requirements, the broad authority and discretion of the FDA and the generally high level of regulatory oversight results in a continuing possibility that from time to time, Old Alliqua will be adversely affected by regulatory actions despite ongoing efforts and commitment to achieve and maintain full compliance with all regulatory requirements.

Should the FDA determine that Biovance or Interfyl does not meet regulatory requirements that permit qualifying human cell and/or tissue based products (“HCT/Ps”) to be processed, stored, labeled and distributed without pre-marketing approval, Old Alliqua’s supplier may be required by the FDA to stop processing and Old Alliqua may be required to stop distributing Biovance or Interfyl, or to narrow the indications for which Biovance or Interfyl is marketed, which, in turn, could also result in a default under its planned credit facility.

Each of Biovance and Interfyl is a product derived from human tissue. The FDA has specific regulations governing HCT/Ps. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into humans. HCT/Ps that meet the criteria for regulation solely under Section 361 of the Public Health Service Act and 21 CFR 1271 (361 HCT/Ps) are not subject to pre-market clearance or approval requirements, but are subject to post-market regulatory requirements. To be a 361 HCT/P, a product must meet all four of the following criteria:

•	It must be minimally manipulated;
•	It must be intended for homologous use only;
•	It must not be combined with another article; and
•	It must not have a systemic effect and not be dependent upon the metabolic activity of living cells for its primary function.

Old Alliqua and HLI believe that each of Biovance and Interfyl qualifies as a 361 HCT/P. The FDA is in the process of clarifying definitions of homologous use and minimal manipulation in their Guidance for Industry publications. Should a significant change occur with these updated final documents expected in 2017, and the FDA disagrees with its belief, changes its policy with respect to 361 HCT/P qualifications, or determines that its marketing claims exceed what would be permitted for a 361 product, and either Biovance or Interfyl is determined to not qualify as a section 361 HCT/P product, Old Alliqua may have to revise its labeling and other written or oral statements of use or obtain approval or clearance from the FDA before Old Alliqua can continue to market the product in the United States. Furthermore, a communication from the FDA asserting that either Biovance or Interfyl does not qualify as a 361 HCT/P product could also trigger an event of default under the Credit Agreement that Old Alliqua entered into to finance the cash portion of the purchase price for the Celleration acquisition.

Modifications to Old Alliqua’s current products may require new marketing clearances or approvals or require Old Alliqua to cease marketing or recall the modified products until such clearances or approvals are obtained.

Any modification to an FDA-cleared product that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, requires a new FDA 510(k) clearance or, possibly, a premarket approval. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or premarket approval, but the FDA may review and disagree with any decision reached by the manufacturer. In the future, Old Alliqua may make additional modifications to its products after they have received FDA clearance or approval and, in appropriate circumstances, determine that new clearance or approval is unnecessary. Regulatory authorities may disagree with its past or future decisions not to seek new clearance or approval and may require Old Alliqua to obtain clearance or approval for modifications to its products. If that were to occur for a previously cleared or approved product, Old Alliqua may be required to cease marketing or recall the modified device until Old Alliqua obtain the necessary clearance or approval. Under these circumstances, Old Alliqua may also be subject to significant regulatory fines or other penalties. If any of the foregoing Old Alliquare to occur, its financial condition and results of operations could be negatively impacted.

Old Alliqua and its manufacturers will be required to comply with current good manufacturing practices (“cGMPs”) and current good tissue practices (“cGTPs”) and could be subject to suspensions or product withdrawals if found non-compliant.

The FDA regulates the facilities, processes and procedures used to manufacture and market medical products in the United States. Manufacturing facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with cGMP, regulations enforced by the FDA. Compliance with cGMP regulations requires the dedication of substantial resources and requires significant expenditures. The FDA periodically inspects Old Alliqua’s manufacturing facilities and those of its subcontractors and procedures to assure compliance. The FDA may cause a suspension or withdrawal of product approvals if regulatory standards are not maintained. In the event an approved manufacturing facility for a particular drug or medical device is required by the FDA to curtail or cease operations, or otherwise becomes inoperable, or a third party contract manufacturing facility faces manufacturing problems, obtaining the required FDA authorization to manufacture at the same or a different manufacturing site could result in production delays, which could adversely affect its business, results of operations, financial condition and cash flow.

Old Alliqua will be subject to ongoing federal and state regulations, and if Old Alliqua fails to comply, its business could be seriously harmed.

Following initial regulatory approval of any products that Old Alliqua may develop, Old Alliqua will be subject to continuing regulatory review, including review of adverse (drug or device) experiences or reactions and clinical results that are reported after its products become commercially available. This would include results from any post-marketing tests or continued actions required by a condition of approval. The manufacturing facilities Old Alliqua may use to make any of its products may become subject to periodic review and inspection by the FDA. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by Old Alliqua is discovered, the FDA may impose restrictions on that product or on the manufacturing facility, including requiring Old Alliqua to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often requires FDA approval before the product, as modified, can be marketed. In addition, for products Old Alliqua develop in the future, Old Alliqua and its contract manufacturers may be subject to ongoing FDA requirements for submission of safety and other post-market information. If Old Alliqua or any of its contract manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw its regulatory approval;

•	suspend or terminate any of its ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by Old Alliqua;

•	impose restrictions on its operations;

•	close the facilities of its contract manufacturers; and/or

•	seize or detain products or require a product recall.

Additionally, regulatory review covers a company’s activities in the promotion of its medical products, with significant potential penalties and restrictions for promotion of drugs, devices or tissues for an unapproved use. Sales and marketing programs, such as illegal promotions to health care professionals, are under scrutiny for compliance with various mandated requirements. Old Alliqua is also required to submit information on open and completed clinical trials to public registries and databases. Failure to comply with these requirements could expose Old Alliqua to negative publicity, fines and penalties that could harm its business.

If Old Alliqua violates regulatory requirements at any stage, whether before or after marketing approval is obtained, Old Alliqua may be fined, be forced to remove a product from the market or experience other adverse consequences, including delay, which would materially harm its financial results. Additionally, Old Alliqua may not be able to obtain the labeling claims necessary or desirable for product promotion.

Old Alliqua and its sales personnel, whether employed by Old Alliqua or by others, must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause a material adverse effect on its business, financial condition and results of operations.

Old Alliqua’s relationships with physicians, hospitals and the marketers of its products are subject to scrutiny under various federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to liability, or claims of alleged violations. Possible sanctions for violation of these fraud and abuse laws include monetary fines; civil and criminal penalties; exclusion from federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers’ compensation programs and TRICARE, the healthcare system administered by or on behalf of the U.S. Department of Defense for uniformed services beneficiaries, including active duty and their dependents, retirees and their dependents; and forfeiture of amounts collected in violation of such prohibitions. Many states have similar, or sometimes broader, fraud and abuse laws that also authorize substantial civil and criminal penalties for violations. Any government investigation or a finding of a violation of these laws would likely result in a material adverse effect on the market price of Old Alliqua common stock, as well as Old Alliqua’s business, financial condition and results of operations.

The federal Anti-Kickback Statute prohibits any knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for the referral of an individual or the ordering or recommending of the use of a product or service for which payment may be made by any federal healthcare program, including Medicare.

The scope and enforcement of the healthcare fraud and abuse laws is uncertain and subject to rapid change. There can be no assurance that federal or state regulatory or enforcement agencies will not investigate or challenge Old Alliqua’s current or future activities under these laws. Any investigation or challenge could have a material adverse effect on its business, financial condition and results of operations. Any state or federal investigation, regardless of the outcome, could be costly and time-consuming. Additionally, Old Alliqua cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only.

If Old Alliqua engages additional physicians on a consulting basis, the agreements with these physicians will be structured to comply with all applicable laws, including the federal ban on physician self-referrals (commonly known as the “Stark Law”), the federal Anti-Kickback Statute, and state anti-self-referral and anti-kickback laws. Even so, it is possible that regulatory or enforcement agencies or courts may in the future view these agreements as prohibited arrangements that must be restructured or for which Old Alliqua would be subject to other significant civil or criminal penalties. Because its strategy includes the involvement of physicians who consult with Old Alliqua on the design of its products, Old Alliqua could be materially impacted if regulatory or enforcement agencies or courts interpret its financial relationships with its physician advisors who refer or order its products to be in violation of one or more health care fraud and abuse laws. Such government action could harm its reputation and the reputations of its physician advisors. In addition, the cost of noncompliance with these laws could be substantial because Old Alliqua could be subject to monetary fines and civil or criminal penalties, and Old Alliqua could also be excluded from state and federal healthcare programs, including Medicare and Medicaid, for non-compliance.

If Old Alliqua is unable to protect its intellectual property rights adequately, Old Alliqua may not be able to compete effectively.

Old Alliqua’s success depends in part on its ability to protect the proprietary rights to the technologies used in its products. Old Alliqua rely on patent protection, as Old Alliquall as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect its proprietary technology. However, these legal means afford only limited protection and may not adequately protect its rights or permit Old Alliqua to gain or keep a competitive advantage. Old Alliqua’s patents and patent applications, if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Old Alliqua’s patents, if challenged or if it attempts to enforce them, may not necessarily be upheld by the courts. In addition, patent protection in foreign countries may be different from patent protection under U.S. laws and may not be favorable to Old Alliqua. Efforts to enforce any of its proprietary rights could be time-consuming and expensive, which could adversely affect its business and prospects and divert management’s attention.

Old Alliqua is dependent on proprietary know-how.

Old Alliqua relies on trade secret protection to protect its interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. Old Alliqua may not be able to protect its trade secrets adequately. In addition, Old Alliqua rely on non-disclosure and confidentiality agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. These agreements may be breached and Old Alliqua may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to its trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow competitors to learn its trade secrets and use the information in competition against Old Alliqua.

Despite Old Alliqua’s efforts to protect its proprietary rights, there is no assurance that such protections will preclude its competitors from developing and/or marketing similar products. While Old Alliqua is not aware of any third party intellectual property that would materially affect its business, its failure or inability to obtain patents and protect its proprietary information could result in its business being adversely affected.

If Old Alliqua is not able to establish and maintain successful arrangements with third parties or successfully build its own sales and marketing infrastructure, Old Alliqua may not be able to commercialize its products, which would adversely affect its business and financial condition.

Old Alliqua are currently expanding its sales and marketing capabilities. To commercialize its products, Old Alliqua must continue to develop its own sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services for Old Alliqua. The third parties may not be capable of successfully selling any of its products. Old Alliqua will have to commit significant resources to developing a marketing and sales force and supporting distribution capabilities. If Old Alliqua decides to enter into arrangements with third parties for performance of these services, Old Alliqua may find that they are not available on terms acceptable to Old Alliqua, or at all.

Old Alliqua may face intellectual property infringement claims that could be time-consuming, costly to defend and could result in its loss of significant rights and, in the case of patent infringement claims, the assessment of treble damages.

On occasion, Old Alliqua may receive notices of claims of its infringement, misappropriation or misuse of other parties’ proprietary rights. Old Alliqua may have disputes regarding intellectual property rights with the parties that have licensed those rights to Old Alliqua. Old Alliqua may also initiate claims to defend its intellectual property. Intellectual property litigation, regardless of its outcome, is expensive and time-consuming, could divert management’s attention from its business and have a material negative effect on its business, operating results or financial condition. In addition, the outcome of such litigation may be unpredictable. If there is a successful claim of infringement against Old Alliqua, Old Alliqua may be required to pay substantial damages—including treble damages if Old Alliqua Old Alliquare to be found to have willfully infringed a third party’s patent—to the party claiming infringement, and to develop non-infringing technology, stop selling its products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Old Alliqua’s failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm its business. In addition, modifying its products to exclude infringing technologies could require Old Alliqua to seek re-approval or clearance from various regulatory bodies for its products, which would be costly and time consuming. Also, Old Alliqua may be unaware of pending patent applications that relate to its technology. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent Old Alliqua from selling its products or using technology that contains the allegedly infringing intellectual property, which could harm its business.

Old Alliqua’s products risk exposure to product liability claims

Old Alliqua is and, if successful in developing, testing and commercializing its products, will increasingly be, exposed to potential product liability risks, which are inherent in the testing, manufacturing and marketing of such products. It is likely Old Alliqua will be contractually obligated, under any distribution agreements that Old Alliqua enters into with respect to products Old Alliqua manufactures, to indemnify the individuals and/or entities that distribute its products against claims relating to the manufacture and sale of products distributed by such distribution partners. This indemnification liability, as well as direct liability to consumers for any defects in the products sold, could expose Old Alliqua to substantial risks and losses. While Old Alliqua has obtained product liability insurance, there can be no assurance that Old Alliqua will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate coverage against potential liabilities. As Old Alliqua begins to sell and distribute its new line of proprietary products, Old Alliqua intends to increase the limits of its product liability insurance. A successful product liability claim or series of claims brought against Old Alliqua could result in judgments, fines, damages and liabilities that could have a material adverse effect on its business, financial condition and results of operations. Old Alliqua may incur significant expense investigating and defending these claims, even if they do not result in liability. Moreover, even if no judgments, fines, damages or liabilities are imposed on Old Alliqua, its reputation could suffer, which could have a material adverse effect on its business, financial condition and results of operations.

Healthcare policy changes, including reforms to the U.S. healthcare system, may have a material adverse effect on Old Alliqua.

Healthcare costs have risen significantly over the past decade. There have been, and continue to be, proposals by legislators, regulators, and third-party payers to keep these costs down. The efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will likely affect the business and financial condition of biomedical companies. A number of legislative and regulatory changes in the healthcare system in the United States and other major healthcare markets have occurred in recent years, and interpretation and application of such changes continue to evolve. These developments have included healthcare reform legislation enacted by certain states and implementation of the Patient Protection and Affordable Care Act (the “Affordable Care Act”) in 2010 which resulted in significant changes to the health care industry. These developments could, directly or indirectly, affect impose limitations on the prices Old Alliqua will be able to charge for its products, or the amounts of reimbursement available for its products from governmental agencies or third-party payers. These limitations could have a material adverse effect on its financial position and results of operations.

The Affordable Care Act includes significant provisions that encourage state and Federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit health care fraud and abuse. The Affordable Care Act continues to be implemented through regulation and government activity but is subject to possible, amendment, additional implementing regulations and interpretive guidelines. The manner in which the Affordable Care Act continues to evolve could materially affect the extent to which and the amount at which medical devices and products are reimbursed by government programs such as Medicare, Medicaid and TRICARE. Old Alliqua cannot predict all impacts the Affordable Care Act may have on its products, but it may result in its products being chosen less frequently or the pricing being substantially lowered. Or, the new legislation could have a positive impact on its future net sales due to increasing the number of persons with healthcare coverage in the United States.

Other healthcare reform proposals have emerged at the federal and state levels. Old Alliqua cannot predict the exact effect newly enacted laws or any future legislation or regulation will have on Old Alliqua. However, the implementation of new legislation and regulation may lower reimbursements for its products, reduce medical procedure volumes and adversely affect its business, possibly materially. In addition, the enacted excise tax may materially and adversely affect its operating expenses and results of operations.

It may be difficult to replace some of Old Alliqua’s suppliers.

In general, raw materials essential to Old Alliqua’s business are readily available from multiple sources. However, for reasons of quality assurance, availability, or cost effectiveness, certain components and raw materials are available only from a sole supplier. Noble Biomaterials, Inc. is the principal manufacturer utilized in production of its TheraBond dressings. Noble Biomaterials, Inc. utilizes a proprietary and patented manufacturing process.

Old Alliqua believes that, due to the size and scale of production of its suppliers, there should be adequate supply of these raw materials from these manufacturers. In addition, Old Alliqua’s policy is to maintain sufficient inventory of components so that its production will not be significantly disrupted even if a particular component or material is not available for a period of time. However, there is no guarantee that its inventory will be sufficient to carry Old Alliqua through any disruption in supply. Because Old Alliqua has no direct control over its third-party suppliers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary raw materials or products, Old Alliqua may be unable to redesign or adapt its technology to work without such raw materials or products or find alternative suppliers or manufacturers. In such events, Old Alliqua could experience interruptions, delays, increased costs or quality control problems.

Under Old Alliqua’s supply agreements with HLI, Old Alliqua receives finished goods from HLI. Because Old Alliqua has no direct control over these suppliers, interruptions or delays in the products and services provided by these parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary products, Old Alliqua would be unable to sell these products, and, therefore, could experience a significant adverse impact on its revenue.

Old Alliqua purchases the MIST Therapy system from a single source and UltraMIST from two suppliers. Reliance on outside suppliers makes Old Alliqua vulnerable to a number of risks that could impact its ability to manufacture the MIST Therapy system and UltraMIST and/or disposable applicators, resulting in harm to its business, including:

•	inability to obtain an adequate supply in a timely manner or on commercially reasonable terms;

•	uncorrected defects that impact the performance, efficacy and safety of its products;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	delays in delivery by its suppliers due to changes in demand from Old Alliqua or other customers; and

•	delays in delivery or production stoppage by its supplier due to a shortage of one or more of the components comprising its product.

If the supply of the MIST Therapy system or UltraMIST or the disposable applicators or saline bottles/bags is interrupted or significantly delayed and Old Alliqua is unable to acquire product from alternate sources in a timely manner and at a commercially reasonable price, its ability to meet its customers’ demand would be impaired and its business could be harmed. Identifying and qualifying additional or replacement suppliers for the MIST Therapy system and/or UltraMIST or disposable applicators may not be accomplished quickly or at all and could involve significant additional costs. Interruption of supply from its suppliers or failure to obtain additional suppliers would limit its ability to distribute its products and could therefore have an adverse effect on its business.

Old Alliqua is dependent upon third-party local distributors to market and distribute its products in key markets.

Old Alliqua relies on third-party distributors for marketing and distribution of its products in certain markets, both domestically and internationally. Old Alliqua’s success in generating sales in markets where Old Alliqua has engaged local distributors depends in part on the efforts of others whom Old Alliqua do not employ. Many of these distributors have only limited personnel, which could impair their ability to successfully market, sell and service its products. Because of limited resources or for other reasons, they may not comply with applicable local regulations or respond promptly to adverse event reporting requirements under FDA regulations. As a result of such failures to comply with regulatory requirements, Old Alliqua may experience significant loss of revenue, increased costs and damage to its reputation, and its business, financial condition and results of operations could be materially adversely affected. In addition, if a distributor is terminated by Old Alliqua or goes out of business, it may take Old Alliqua a period of time to locate an alternative distributor, to transfer or obtain appropriate regulatory approvals and to train its personnel to market its products, and its ability to sell and service its products in the region formerly serviced by such terminated distributor could be materially adversely affected. Any of these factors could materially adversely affect its revenue from international markets, increase its costs in those markets or damage its reputation.

Security breaches and other disruptions could compromise Old Alliqua’s information and expose it to liability, which would cause its business and reputation to suffer.

In the ordinary course of Old Alliqua’s business, Old Alliqua use networks to collect and store sensitive data, including intellectual property, proprietary business information and that of its customers, suppliers and business partners, personally identifiable information of its customers and employees, and data relating to patients who use its products. The secure processing, maintenance and transmission of this information is critical to its operations. Despite Old Alliqua’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise its networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt its operations and the services Old Alliqua provides to customers, damage its reputation, and cause a loss of confidence in its products and services, which could adversely affect its operating margins, revenues and competitive position.

Old Alliqua is subject to federal and state regulation with respect to electron beam radiation services and facilities.

Old Alliqua is also subject to federal and state regulation with respect to electron beam radiation services and facilities. The expansion of its business into the manufacturing and distribution of its products for consumer use will subject Old Alliqua to additional governmental regulation.

Risks Relating to Old Alliqua Common Stock

Old Alliqua’s stock price has been and may continue to be volatile, which could result in substantial losses for investors.

The market price of Old Alliqua’s common stock has been and is likely to continue to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond Old Alliqua’s control, including the following:

•	technological innovations or new products and services by itor its competitors;

•	additions or departures of key personnel;

•	sales of its common stock, particularly under any registration statement for the purposes of selling any other securities, including management shares;

•	its ability to execute its business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	industry developments;

•	economic, political and other external factors; and

•	period-to-period fluctuations in its financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of Old Alliqua common stock.

Old Alliqua common stock could be delisted from The Nasdaq Capital Market if Old Alliqua fail to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing within the time period required by the Nasdaq Listing Rules.

On October 12, 2016, Old Alliqua received written notice from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of Old Alliqua common stock for the last 30 consecutive business days, Old Alliqua did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Old Alliqua has 180 calendar days, or until April 10, 2017, to cure the deficiency and regain compliance with the minimum bid price requirement. In order to cure the deficiency, the closing bid price of Old Alliqua common stock would have to be $1.00 or higher for a minimum of ten consecutive business days during the initial 180-day compliance period.

If Old Alliqua does not regain compliance by April 10, 2017, an additional 180 days may be granted to regain compliance if Old Alliqua (i) meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market (except for the bid price requirement) and (ii) provide written notice to Nasdaq of Old Alliqua’s intention to cure the deficiency during the second 180-day compliance period, by effecting a reverse stock split, if necessary. If Old Alliqua meets these requirements, Nasdaq will inform Old Alliqua that Old Alliqua have been granted an additional 180 calendar days. However, if it appears to Nasdaq that Old Alliqua will not be able to cure the deficiency, or if Old Alliqua is otherwise not eligible, Nasdaq will provide notice that Old Alliqua common stock will be subject to delisting. At that time, Old Alliqua may appeal Nasdaq’s delisting determination to a Hearings Panel. There can be no assurance that Old Alliqua will be able to regain compliance with the minimum bid price requirement or will otherwise be in compliance with other Nasdaq listing criteria.

If Old Alliqua common stock is delisted from The Nasdaq Capital Market, Old Alliqua’s ability to raise capital in the future may be limited. Delisting could also result in less liquidity for Old Alliqua’s stockholders and a lower stock price. Such a delisting would likely have a negative effect on the price of Old Alliqua common stock and would impair your ability to sell or purchase Old Alliqua common stock when you wish to do so. Although Old Alliqua expects to take actions to restore its compliance with Nasdaq’s listing requirements, Old Alliqua can provide no assurance that any action taken by Old Alliqua would be successful, or that any such action would stabilize the market price or improve the liquidity of Old Alliqua common stock.

Old Alliqua’s stock price, and the stock price of many other life science companies, have suffered significant declines over the past 12 months.

Market prices for securities of life sciences companies, particularly companies like Old Alliquas with limited product revenues, have been highly volatile and have suffered sharp losses over the past 12 months. As a result of these declines, it has become much harder for life sciences companies, like Old Alliqua, to raise money, as needed, in the capital markets. As such, should Old Alliqua desire to sell equity in the future to raise capital, such capital may not be available on favorable terms, or at all. In addition, any such capital raises could be highly dilutive to current stockholders. Depressed valuations of Old Alliqua’s stock will also make it harder for Old Alliqua to consummate strategic transactions or acquisitions, which have historically been a significant part of Old Alliqua’s growth strategy, absent significant dilution to its current investors.

Old Alliqua does not expect to pay dividends in the future. As a result, any return on investment may be limited to the value of Old Alliqua common stock.

Old Alliqua does not anticipate paying any dividends in the foreseeable future. Old Alliqua’s Credit Agreement prohibits Old Alliqua from paying cash dividends or distributions on its capital stock. Even if Old Alliqua is permitted to pay cash dividends in the future, Old Alliqua currently intends to retain any future earnings for funding growth. As a result, you should not rely on an investment in Old Alliqua’s securities if you require dividend income. Capital appreciation, if any, of Old Alliqua shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to re-sell your shares at or above the price you paid for them.

Old Alliqua is subject to financial reporting and other requirements that place significant demands on our resources.

Old Alliqua is subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires Old Alliqua to conduct an annual management assessment of the effectiveness of its internal controls over financial reporting. It also requires an independent registered public accounting firm to test its internal control over financial reporting and report on the effectiveness of such controls. These reporting and other obligations place significant demands on Old Alliqua’s management, administrative, operational, internal audit and accounting resources. Any failure to maintain effective internal controls could have a material adverse effect on its business, operating results and stock price. Moreover, effective internal control is necessary for Old Alliqua to provide reliable financial reports and prevent fraud. If Old Alliqua cannot provide reliable financial reports or prevent fraud, Old Alliqua may not be able to manage its business as effectively as Old Alliqua would if an effective control environment existed, and its business and reputation with investors may be harmed.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.

The ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 require Old Alliqua to identify material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Old Alliqua’s management, including irs chief executive officer and chief financial officer, does not expect that its internal controls and disclosure controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in Old Alliqua have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In addition, discovery and disclosure of a material weakness, by definition, could have a material adverse impact on Old Alliqua’s financial statements. Such an occurrence could discourage certain customers or suppliers from doing business with it, cause downgrades in its future debt ratings leading to higher borrowing costs and affect how its stock trades. This could, in turn, negatively affect Old Alliqua’s ability to access public debt or equity markets for capital.

Old Alliqua’s board of directors can authorize the issuance of preferred stock, which could diminish the rights of holders of Old Alliqua common stock, and make a change of control of it more difficult even if it might benefit its stockholders.

Old Alliqua’s board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, preferences and other rights and limitations of the preferred stock. Accordingly, Old Alliqua may issue shares of preferred stock with a preference over its common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of common stock. Issuances of preferred stock, depending upon the rights, preferences and designations of the preferred stock, may have the effect of delaying, deterring or preventing a change of control, even if that change of control might benefit its stockholders.

Offers or availability for sale of a substantial number of shares of Old Alliqua common stock may cause the price of Old Alliqua common stock to decline.

Sales of a significant number of shares of Old Alliqua common stock in the public market could harm the market price of Old Alliqua common stock and make it more difficult for Old Alliqua to raise funds through future offerings of common stock. As additional shares of Old Alliqua common stock become available for resale in the public market, the supply of Old Alliqua common stock will increase, which could decrease the price of Old Alliqua common stock.

In addition, if Old Alliqua stockholders sell substantial amounts of Old Alliqua common stock in the public market, upon the expiration of any statutory holding period under Rule 144, upon the expiration of lock-up periods applicable to outstanding shares, or upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang,” in anticipation of which the market price of Old Alliqua common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, could also make it more difficult for Old Alliqua to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that Old Alliqua deems reasonable or appropriate.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Old Alliqua’s business, its stock price and trading volume could decline.

The trading market for Old Alliqua common stock will depend in part on the research and reports that securities or industry analysts publish about it or its business. Although Old Alliqua currently has research coverage by securities and industry analysts, you should not invest in Old Alliqua common stock in anticipation that Old Alliqua will increase such coverage. If one or more of the analysts who covers Old Alliqua at any given time downgrades its stock or publishes inaccurate or unfavorable research about Old Alliqua’s business, its stock price would likely decline. If one or more of these analyst’s ceases coverage of Old Alliqua or fails to publish reports on it regularly, demand for its stock could decrease, which could cause its stock price and trading volume to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or may contain forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “can,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” “is confident that” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Transactions between Old Alliqua, New Alliqua and Soluble, including New Alliqua’s future financial and operating results, plans, objectives, expectations and intentions, the expected timing of completion of the Transactions and other statements that are not historical facts.

These forward-looking statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section titled “Risk Factors” beginning on page 39 of this proxy statement/prospectus. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, our actual results could be materially different from the results described or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. The foregoing cautionary statements apply to all of our forward-looking statements contained in this document.

THE COMPANIES

Old Alliqua

Old Alliqua is a Delaware corporation that was originally formed in 1997 under the name Zeta Corporation in Florida. On April 17, 2003, Old Alliqua changed its name to Hepalife Technologies, Inc., and on December 20, 2010, changed its name to Alliqua, Inc. On June 6, 2014, pursuant to an Agreement and Plan of Merger, Old Alliqua merged with and into its wholly-owned Delaware subsidiary, Alliqua BioMedical, Inc. for the purpose of effecting a reincorporation and change of domicile to the state of Delaware in addition to changing its name to Alliqua BioMedical, Inc.

Old Alliqua is a regenerative technologies company offering a diversified suite of regenerative solutions for wound and tissue repair. Its commercial wound care portfolio currently consists of three product categories: wound bed preparation, human biologics and antimicrobial protection. Old Alliqua currently markets MIST® Ultrasound Healing Therapy, which uses painless, noncontact low-frequency ultrasound to promote healing, Biovance® and Interfyl™ Human Connective Tissue Matrix, which are human biologic regenerative technologies, and TheraBond 3D®, which is advanced dressing incorporating its proprietary TheraBond 3D® Antimicrobial Barrier Systems technology. Old Alliqua seeks to broaden this product portfolio by identifying, acquiring and integrating technologies and products that enhance its product portfolio while diversifying its customer base and growing its sales footprint.

Old Alliqua’s common stock is currently listed on the NASDAQ Capital Market under the symbol “ALQA.”

Old Alliqua’s principal executive offices are located at 1010 Stony Hill Road, Suite 200, Yardley, Pennsylvania 19067, its telephone number is (215) 702-8550, and its website is located at www.alliqua.com. Information on or accessed through Old Alliqua’s website is not incorporated into this proxy statement/prospectus.

For additional information about Old Alliqua and its subsidiaries, see the section titled “Information About Old Alliqua” beginning on page 122 of this proxy statement/prospectus.

New Alliqua

New Alliqua, a Delaware corporation, is a direct, wholly owned subsidiary of Old Alliqua that was formed solely for the purpose of entering into the Contribution and Merger Agreement and effecting the Transactions. It has not engaged in any business and has no material assets. Its principle executive offices have the same address and telephone number as Old Alliqua set forth above. Pursuant to the holding company reorganization and other transactions contemplated by the Contribution and Merger Agreement, New Alliqua will become the new public parent company of Old Alliqua. Following completion of the Transactions, New Alliqua will be renamed “Alliqua BioMedical, Inc.” and New Alliqua common stock will be listed on the NASDAQ Capital Market under Old Alliqua’s ticker symbol “ALQA.”

Merger Sub

Merger Sub, a Delaware corporation, is a wholly owned subsidiary of New Alliqua that was formed solely for the purpose of entering the Contribution and Merger Agreement and effecting the Transactions. It has not engaged in any business and has no material assets. Its principal executive offices have the same address and telephone number as Old Alliqua set forth above. Pursuant to the holding company reorganization and other transactions contemplated by the Contribution and Merger Agreement, Merger Sub will merge with and into Old Alliqua, with Old Alliqua continuing as the surviving corporation and a wholly owned subsidiary of New Alliqua.

Soluble

Soluble is a Virginia limited liability company that was originally formed in 1999. Soluble is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Soluble is the exclusive marketer and distributor of TheraSkin ® in the U.S. through an agreement with SWAI. Soluble owns the TheraSkin® brand name. TheraSkin is a biologically active human skin allograft with living cells and was commercially launched in January 2010. TheraSkin jumpstarts the healing of stalled chronic wounds, and is an alternative to human autograft, which is considered to be the gold standard for wound closure. TheraSkin is derived from human skin tissue from consenting and highly screened donors and is manufactured by SWAI, a wholly owned subsidiary of LifeNet Health.

Soluble also has a patented SMRT Polymer technology that provides the moisture rebalancing technology in its advanced wound care dressing TheraGauze®. TheraGauze sales play a very minor role in Soluble’s business, with less than 1% of Soluble’s sales revenue coming from sales of TheraGauze.

Soluble’s principal executive offices are located at 11830 Canon Boulevard, Suite A, Newport News, Virginia 23606, it telephone number is (757) 877-8899 and its website is located at www.solublesystems.com. Information on or accessed through Soluble’s website is not incorporated into this proxy statement/prospectus.

For additional information about Soluble, see the section titled “Business of Soluble” beginning on page 108 of this proxy statement/prospectus.

THE OLD ALLIQUA SPECIAL MEETING

This section contains information for Old Alliqua stockholders about Old Alliqua’s special meeting of stockholders that has been called to consider the approval of the proposals described herein.

General

We are furnishing this proxy statement/prospectus to the holders of Old Alliqua common stock as of the record date for use at Old Alliqua’s special meeting and any adjournment or postponement of its special meeting. Old Alliqua is first mailing this proxy statement/prospectus to its stockholders on or about [●], 2017.

Date, Time and Place

The Old Alliqua special meeting will be held on [●], 2017, at 9:00 a.m., Eastern Time, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067.

Purpose of the Old Alliqua Special Meeting

At the special meeting, Old Alliqua stockholders will be asked to consider and vote upon the following matters:

(1)	The New Alliqua Issuance Proposal – a proposal to approve the issuance to Soluble of shares of New Alliqua common stock and warrants to acquire shares of New Alliqua common stock pursuant to the terms and conditions of the Contribution and Merger Agreement;

(2)	The Share Increase Proposal – a proposal to approve an amendment to the Old Alliqua Certificate of Incorporation to increase the number of authorized shares of common stock from 95,000,000 to [●];

(3)	The Reverse Stock Split Proposal – a proposal to authorize the Old Alliqua board of directors, in its discretion, to amend the Old Alliqua Certificate of Incorporation to effect a reverse stock split of common stock at a ratio of 1-for-3 and 1-for-13, such ratio to be determined by the Old Alliqua board of directors; and

(4)	The Adjournment Proposal – a proposal to approve one or more adjournments of the special meeting, if necessary, to solicit additional proxies in favor of the New Alliqua Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal.

Recommendation of the Old Alliqua Board of Directors

After careful consideration, the Old Alliqua board of directors has unanimously (1) determined that the terms of the Contribution and Merger Agreement and the Transactions contemplated thereby, including the issuance to Soluble of shares of New Alliqua common stock and warrants to acquire shares of New Alliqua common stock, are advisable and in the best interests of Old Alliqua and its stockholders and (2) approved and adopted the Contribution and Merger Agreement and the Transactions contemplated therein. Certain factors considered by the Old Alliqua board of directors in reaching its decision to approve and adopt the Contribution and Merger Agreement and the Transactions can be found in the section of this proxy statement/prospectus entitled “The Transactions – Old Alliqua’s Reasons for the Transactions” beginning on page 63.

The Old Alliqua board of directors unanimously recommends that Old Alliqua stockholders vote “FOR” the New Alliqua Issuance Proposal (Proposal 1), “FOR” the Share Increase Proposal (Proposal 2), “FOR” the Reverse Stock Split Proposal (Proposal 3) and “FOR” the Adjournment Proposal (Proposal 4).

Old Alliqua Record Date and Quorum

The Old Alliqua board of directors has fixed the close of business on [●], 2017 as the record date for the Old Alliqua special meeting (the “Record Date”). Only the holders of record of shares of Old Alliqua common stock on the Record Date are entitled to receive notice of and to vote at the Old Alliqua special meeting or at any postponement(s) or adjournment(s) of the Old Alliqua special meeting.

As of the Record Date, there were [●] shares of Old Alliqua common stock outstanding and entitled to vote at the Old Alliqua special meeting held by approximately [●] holders of record. Each share of Old Alliqua common stock entitles the holder to one vote at the Old Alliqua special meeting on each proposal to be considered at the Old Alliqua special meeting.

The presence, in person or by proxy, of the holders of a majority of the shares of the stock entitled to vote at the Old Alliqua special meeting is necessary to constitute a quorum to transact business. Abstentions and any broker non-votes will be counted for purpose of determining that a quorum is present. If a quorum is not present or represented at the Old Alliqua special meeting, the holders of a majority of the shares represented, and who would be entitled to vote at the special meeting if a quorum were present, may adjourn the special meeting to another date.

Based on the number of shares of Old Alliqua common stock issued and outstanding as of the Record Date, [●] shares of Old Alliqua common stock must be present in person or represented by proxy at the Old Alliqua special meeting to constitute a quorum.

At the close of business on the Record Date, directors and executive officers of Old Alliqua and their affiliates were entitled to vote [●] shares of Old Alliqua common stock, or approximately [●]% of the issued and outstanding shares of Old Alliqua common stock on that date. Old Alliqua currently expects that the Old Alliqua directors and executive officers will vote their shares of Old Alliqua common stock in favor of all proposals, although none of them is obligated to do so.

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at the meeting, and for 10 days prior to the meeting, at 1010 Stony Hill Road, Suite 200, Yardley, PA 19067, between the hours of 9 a.m. and 5 p.m., local time.

Old Alliqua stockholders will be admitted to the special meeting beginning at 8:30 a.m., local time, on [●], 2017. If you are a stockholder of record the inspector of elections will have your name on a list, and you will be able to gain entry to the special meeting with any form of government-issued photo identification, such as a driver’s license, state-issued identification card, or passport. If you hold stock in a brokerage account or in “street name” and wish to attend the special meeting in person, you will also need to bring a letter from your broker reflecting your stock ownership as of the Record Date, [●], 2017.

Vote Required for Approval

Approval of each of the New Alliqua Issuance Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by holders of Old Alliqua common stock entitled to vote and represented in person or by proxy at the Old Alliqua special meeting, assuming a quorum is present.

Approval of each of the Share Increase Proposal and the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Old Alliqua common stock entitled to vote on such proposal at the Old Alliqua special meeting.

Abstentions and Broker Non-Votes

Abstentions are included and considered present for the purpose of determining the presence of a quorum at the special meeting. Abstentions with respect to the New Alliqua Issuance Proposal or the Adjournment Proposal will not be counted with respect to the vote and will have no effect on either of the proposals. However, abstentions will have the same effect as a vote against the Share Increase Proposal and the Reverse Stock Split Proposal because such proposals require an affirmative vote by a majority of the shares outstanding and entitled to vote.

Broker non-votes are included and considered present for the purpose of determining the presence of a quorum at the special meeting. A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Banks, brokers and other nominees that hold their customers' shares in street name may not vote their customers' shares on "non-routine" matters without specific voting instructions from their customers. Each of the New Alliqua Issuance Proposal and the Adjournment Proposal to be voted upon at the Old Alliqua special meeting is considered "non-routine." As a result, if you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares of Old Alliqua common stock, your shares will not be voted and will have no effect on either of these proposals. With respect to each of the Share Increase Proposal and the Reverse Stock Split Proposal, your broker, bank or other nominee will have the discretion to vote your shares in the absence of voting instructions because each such proposal is considered a routine matter.

Manner of Submitting Proxy

Whether or not you plan to attend the Old Alliqua special meeting in person, you should submit your proxy as soon as possible. If you own shares of Old Alliqua common stock in your own name, you are an owner or holder of record. This means that you may use the enclosed proxy card or the Internet or telephone voting options to tell the persons named as proxies how to vote your shares of Old Alliqua common stock. There are four convenient ways of submitting your vote:

•	In Person – To vote in person, come to the special meeting and you will be able to vote by ballot. To ensure that your shares of Old Alliqua common stock are voted at the special meeting, the Old Alliqua board of directors recommends that you submit a proxy even if you plan to attend the special meeting.

•	By Mail – To vote using the enclosed proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the enclosed return envelope. If you return your signed proxy card to Old Alliqua before the special meeting, the persons named as proxies will vote your shares of Old Alliqua common stock as you direct.

•	By Telephone – To vote by telephone, dial the toll free telephone number located on the enclosed proxy card using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card.

•	By Internet – To vote over the Internet, go to the web address identified on the enclosed proxy card to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card.

The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly. Submitting a proxy will not affect your right to vote in person if you decide to attend the Old Alliqua special meeting.

The Old Alliqua board of directors has appointed David Johnson, president and chief executive officer, and Brian Posner, chief financial officer, treasurer and secretary, to serve as the proxies for the Old Alliqua special meeting.

If a proxy card is signed and returned without an indication as to how the shares of Old Alliqua common stock represented by the proxy are to be voted with regard to a particular proposal, the Old Alliqua common stock represented by the proxy will be voted "FOR" each such proposal. As of the date of this proxy statement/prospectus, Old Alliqua has no knowledge of any business that will be presented for consideration at the Alliqua special meeting and which would be required to be set forth in proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders of Old Alliqua. In accordance with Old Alliqua's bylaws and Delaware law, business transacted at the Old Alliqua special meeting will be limited to those matters set forth in such notice.

Your vote as an Old Alliqua stockholder is very important. Please submit your proxy as soon as possible, whether or not you plan to attend the special meeting in person.

Shares Held in Street Name

If you are an Old Alliqua stockholder and your shares are held in "street name" by a broker, bank or other nominee, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of Old Alliqua common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted.

You may not vote shares held in street name by returning a proxy card directly to Old Alliqua or by voting in person at the Old Alliqua special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Old Alliqua common stock on behalf of their customers may not give a proxy to Old Alliqua to vote those shares with respect to the New Alliqua Issuance Proposal and the Adjournment Proposal without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are an Old Alliqua stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your shares will NOT be voted on the New Alliqua Issuance Proposal and the Adjournment Proposal to be voted upon at the Old Alliqua special meeting, which will have the same effect as described above under "—Abstentions and Broker Non-Votes.”

Revocation of Proxies and Voting Instructions

If your shares of Old Alliqua common stock are registered in your own name, you may revoke your proxy in one of the following ways by:

•	Attending the Old Alliqua special meeting and voting in person. Your attendance at the Old Alliqua special meeting will not by itself revoke a proxy. You must vote your shares by ballot at the Old Alliqua special meeting to revoke your proxy;

•	Voting again by telephone or over the Internet (only your latest telephone or Internet vote submitted prior to the Old Alliqua special meeting will be counted);

•	Completing and submitting a new valid proxy card bearing a later date; or

•	Sending written notice of revocation to Old Alliqua at 1010 Stony Hill Road, Suite 200, Yardley, Pennsylvania 19067, Attention: Brian Posner, chief financial officer, treasurer and secretary, which notice must be received before noon, Eastern Time, on [●], 2017.

If your shares of Old Alliqua common stock are held in street name, your bank, broker or other nominee should provide instructions explaining how you may change or revoke your voting instructions.

Tabulation of Votes

Old Alliqua will appoint an inspector of election for the Old Alliqua special meeting to tabulate the affirmative and negative votes, broker non-votes and abstentions.

Solicitation of Proxies

The cost of solicitation of proxies from Old Alliqua stockholders will be borne by Old Alliqua. Old Alliqua will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in sending proxy solicitation materials to the beneficial owners of Old Alliqua common stock and collecting voting instructions. In addition to solicitations by mail, Old Alliqua’s directors, officers and employees may solicit the return of proxies, either by mail, telephone, fax, e-mail or through personal contact. These directors, officers and employees will not receive additional compensation for their efforts but will be reimbursed for reasonable out-of-pocket expenses.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the Old Alliqua special meeting, please contact Old Alliqua's Investor Relations:

Alliqua BioMedical, Inc.

Attention: Investor Relations

1010 Stony Hill Road, Suite 200

Yardley, Pennsylvania 19067

Telephone: (215) 702-8550

E-mail: info@alliqua.com

PROPOSALS SUBMITTED TO OLD ALLIQUA STOCKHOLDERS

PROPOSAL 1: APPROVAL OF THE NEW ALLIQUA ISSUANCE PROPOSAL

As discussed in this proxy statement/prospectus, Old Alliqua is asking its stockholders to approve the New Alliqua Issuance Proposal. For a summary of and detailed information regarding this proposal, see the information about the Contribution and Merger Agreement and the consideration issuable to Soluble in connection with the Transactions throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Transactions” beginning on page 57 and “The Contribution and Merger Agreement” beginning on page 57. A copy of the Contribution and Merger Agreement is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. You are urged to read carefully this proxy statement/prospectus and the Contribution and Merger Agreement attached hereto in their entirety before voting on this proposal.

The Contribution and Merger Agreement provides that as part of the consideration for the Asset Contribution, Soluble will receive (i) warrants to purchase an aggregate of 4,000,000 shares of New Alliqua common stock at an exercise price of $1.068 per share and (ii) approximately 14,139,975 shares of New Alliqua common stock, which represents an estimated number of shares based on the Base Calculation Amount (as described below), assuming a closing date of February 28, 2017, divided by $0.89.

Equity Consideration Calculation

The actual number of shares of New Alliqua common stock that Soluble will receive as part of the consideration for the Asset Contribution will be calculated on the closing date and will be equal to the Base Calculation Amount, divided by $0.89.

The Base Calculation Amount will be an amount equal to:

(A)	$35,000,000, minus the following amounts (each, a “Consideration Reduction” and collectively, the “Consideration Reductions”):

(1)	$12,397,500, the outstanding principal balance of Soluble’s senior indebtedness, plus 60% of any additional payments to Soluble’s senior lender above the principal amount (the “SWK Obligation Amount (Company Portion)”);

(2)	$5,134,666 in outstanding subordinated indebtedness of Soluble, plus any accrued interest from August 1, 2016 through the closing (the “Subordinated Debt Payment Amount”);

(3)	$480,000, Soluble’s portion of the total amount payable to SWAI at the closing (the “SWAI Payment Amount (Company Portion)”);

(4)	the aggregate amount outstanding and payable to Old Alliqua, including all unpaid and accrued interest through the closing, with respect to the $1,000,000 bridge loan (the “Unpaid Bridge Loan Amount”) and each $350,000 extension loan, if any (the “Unpaid Extension Loan Amount”);

(5)	$150,000 of Old Alliqua transaction expenses (“Alliqua Transaction Expenses”);

(6)	the amount of any unpaid transaction expenses of Soluble at the closing (“Soluble Transaction Expenses”);

(B)	plus an amount (which may be either a positive or negative number) equal to (i) Soluble’s estimated working capital, determined at least 5 business days prior to the closing, minus (ii) $175,000, representing the target working capital set forth in the Contribution and Merger Agreement (the “Estimated Closing Adjustment”).

The Base Calculation Amount and the corresponding number of shares issuable to Soluble at the closing will be further reduced by $3,500,000, representing the value of the shares of New Alliqua common stock to be deposited with the designated escrow agent to hold in escrow in order to secure certain post-closing adjustments and indemnification obligations (the “Escrow Amount”).

The exact number of shares of New Alliqua common stock issuable to Soluble as part of the consideration will not be known until after all of the factors above have been determined, many of which will not be possible until the closing of the Transactions. As a result, at the time of the special meeting, although you will know the formula used to determine the estimated number of shares issuable to Soluble based on the Base Calculation Amount (as described above), you will not know the exact number of shares of New Alliqua common stock that will be paid to Soluble if the Transactions close.

Variables and Reasonable Range of Potential Values

As described above, the Base Calculation Amount will be impacted by a number of variables affecting certain Consideration Reductions, which in turn will either increase or decrease the number of shares paid to Soluble. The variables affecting each of the Consideration Reductions are set forth below.

•	SWK Obligation Amount (Company Portion). The timing of the closing of the Transactions will impact this amount as interest will continue to accrue until closing. The total SWK Obligation Amount (Company Portion) could range from an estimated $12,433,500 to $12,519,300 based on a closing date of February 28, 2017 and March 31, 2017, respectively.

•	Subordinated Debt Payment Amount. The timing of the closing of the Transactions will impact this amount as interest will continue to accrue until closing. The total Subordinated Debt Payment Amount could range from an estimated $5,538,885 to $5,596,630 based on a closing date of February 28, 2017 and March 31, 2017, respectively.

•	SWAI Payment Amount (Company Portion). This amount is fixed at $480,000.

•	The Unpaid Bridge Loan and Unpaid Extension Loan Amount. The timing of the closing of the Transactions will impact this amount as interest will continue to accrue until closing. Additionally, in order to extend the outside date of the Contribution and Merger Agreement from January 31, 2017 to February 28, 2017 and thereafter to March 31, 2017, an additional $350,000 loan would be required for each extension. Accordingly, the total Unpaid Bridge Loan and Unpaid Extension Loan Amount could range from an estimated $1,375,750 to $1,736,346 if the closing were to occur on February 28, 2017 and March 31, 2017, respectively.

•	Alliqua Transaction Expenses. This amount is fixed at $150,000.

•	Soluble Transaction Expenses. This amount will depend, in part, on the timing of the closing due to increased legal, audit and other professional fees accrued over time, which Soluble reasonably expects to be between $1,696,000 to $1,815,000, assuming a closing date of February 28, 2017 and March 31, 2017, respectively.

•	Estimated Closing Adjustment. This amount will vary based on the timing of the closing of the Transactions and the results of operations of Soluble through the closing date, which Soluble reasonably expects to be between ($741,287) and ($1,101,827) if the closing were to occur on February 28, 2017 and March 31, 2017, respectively.

Taking the above factors into account, the following table sets forth a sensitivity analysis demonstrating the effect on the Base Calculation Amount and corresponding number of shares of a reasonable range of potential values for each Consideration Reduction. The terms of the contribution and Merger Agreement allow New Alliqua to extend the outside date to February 28, 2017 and thereafter to March 31, 2017. Accordingly, the estimates present each of the variable Consideration Reductions as if the closing were to occur on February 28, 2017 and March 31, 2017, respectively.

			February 28, 2017 Closing		March 31, 2017 Closing
	Non-Variable Consideration Reductions (1)	Number of Shares (1)(2)	Base Calculation Amount	Number of Shares (2)	Base Calculation Amount	Number of Shares) (2)
	$35,000,000	39,325,843	$35,000,000	39,325,843	$35,000,000	39,325,843
minus:				-		-
SWK Obligation Amount (Company Portion)	(12,397,500)	(13,929,775)	(12,433,500)	(13,970,225)	(12,519,300)	(14,066,629)
SWAI Payment Amount (Company Portion) (3)	(480,000)	(539,326)	(480,000)	(539,326)	(480,000)	(539,326)
Subordinated Debt Payment Amount	(5,134,666)	(5,769,288)	(5,538,885)	(6,223,466)	(5,596,630)	(6,288,348)
Unpaid Bridge Loan and Unpaid Extension Loans	(1,000,000)	(1,123,596)	(1,375,750)	(1,545,787)	(1,736,346)	(1,950,950)
Estimated Closing Adjustment	—	—	(741,287)	(832,907)	(1,101,827)	(1,238,008)
Alliqua Transaction Expenses (3)	(150,000)	(168,539)	(150,000)	(168,539)	(150,000)	(168,539)
Soluble Transaction Expenses (4)	—	—	(1,696,000)	(1,905,618)	(1,815,000)	(2,039,326)
Net Base Calculation	$15,837,834	17,795,319	$12,584,578	14,139,975	$11,600,897	13,034,716

(1)	Amounts do not include adjustments for variable Consideration Reductions.
(2)	Based on a per share price of $0.89.
(3)	Fixed amount.
(4)	Includes estimated legal fees, investment banker fees, retention bonuses and accounting fees of Soluble as of the respective closing date.

Based on the number of shares of Old Alliqua common stock outstanding as of January 25, 2017, the 14,139,975 shares of New Alliqua common stock estimated to be issuable to Soluble assuming a closing date of February 28, 2017 and the warrants exercisable for 4,000,000 shares of New Alliqua common stock in the Transactions would represent approximately 37.9% of the total number of issued and outstanding shares of New Alliqua common stock after giving effect to such issuance (calculated on a fully diluted basis and as if all warrants are exercised). The estimated ownership percentage with respect to the shares of New Alliqua common stock issuable to Soluble does not take into account the issuance of any additional equity securities that Old Alliqua or New Alliqua may issue in connection the Financing contemplated by the Contribution and Merger Agreement. Accordingly, based on the factors set forth above, the aggregate number of shares of common stock that New Alliqua will be required to issue to Soluble as part of the consideration for the Asset Contribution pursuant to the terms of the Contribution and Merger Agreement cannot be determined at this time, and such number of shares may be in excess of 20% of the outstanding shares of New Alliqua common stock immediately before the issuance, which will be equal to the total number of outstanding shares of Old Alliqua common stock immediately prior to the Transactions. Accordingly, Old Alliqua is asking its stockholders to approve the New Alliqua Issuance Proposal in accordance with the NASDAQ Listing Rules.

Pursuant to the Contribution and Merger Agreement, approval of the New Alliqua Issuance Proposal is a condition to the closing of the Transactions. If this proposal is not approved, the Transactions will not be completed.

Required Vote

Approval of the New Alliqua Issuance Proposal requires the affirmative vote of a majority of votes cast affirmatively or negatively by holders of Old Alliqua common stock entitled to vote and represented in person or by proxy at the Old Alliqua special meeting, assuming a quorum is present.

Recommendation of the Old Alliqua Board of Directors

The Old Alliqua board of directors unanimously recommends that Old Alliqua stockholders vote “FOR” the New Alliqua Issuance Proposal.

PROPOSAL 2: APPROVAL OF THE SHARE INCREASE PROPOSAL

Old Alliqua is seeking the approval of its stockholders of an amendment to the Old Alliqua Certificate of Incorporation to increase the number of authorized shares of common stock from 95,000,000 to [●] (the “Share Increase”), which was approved by the board of directors of Old Alliqua on [●], 2017, subject to stockholder approval. The Share Increase will not change the number of authorized shares of preferred stock, which currently consists of 1,000,000 shares of preferred stock. The full text of the proposed amendment is set forth in Annex C, solely to the extent such amendment relates to the Share Increase.

The additional shares of common stock authorized for issuance by the Share Increase would be a part of the existing class of Old Alliqua common stock and, if and when issued, would have the same rights and privileges as the common stock presently issued and outstanding. In addition, if the Transactions are consummated, the amended and restated certificate of incorporation of New Alliqua (as will be in effect upon consummation of the Transactions) will similarly authorize [●] shares of common stock, which will also have the same rights and privileges as the existing class of Old Alliqua common stock.

If this proposal is approved by the requisite vote of the stockholders, the Share Increase will become effective upon the filing and recording of a certificate of amendment with the Secretary of State of Delaware immediately prior to the effective time of the Merger contemplated by the Contribution and Merger Agreement. In addition, pursuant to the Contribution and Merger Agreement, approval of the Share Increase Proposal is a condition to the closing of the Transactions. Therefore, if this proposal is not approved, the Transactions will not be completed.

Reasons for the Increase in the Number of Authorized Shares

As discussed in this proxy statement/prospectus, the Contribution and Merger Agreement provides that the amended and restated certificate of incorporation of New Alliqua (as will be in effect upon the consummation of the Transactions) will contain provisions identical to those in the Old Alliqua Certificate of Incorporation immediately prior to the effective time of the Merger. Therefore, if the proposed amendment for the Share Increase is approved by the requisite vote of Old Alliqua stockholders, New Alliqua’s amended and restated certificate of incorporation will authorize the same increased number of shares of New Alliqua common stock following the effective time of the Merger. Accordingly, the proposed increase in the authorized number of shares of common stock is intended to ensure that New Alliqua will have an adequate number of authorized but unissued and unreserved shares of New Alliqua common stock for the completion of the Transactions and for future use following the closing of the Transactions.

Of the 95,000,000 shares of Old Alliqua common stock currently authorized, as of January 25, 2017, there were: (i) 29,669,036 shares of Old Alliqua common stock issued and outstanding, (ii) 847,797 shares of Old Alliqua common stock reserved and available for future awards under equity compensation plans and (iii) 10,553,027 shares of Old Alliqua common stock reserved for issuance upon exercise of currently outstanding options and warrants. In addition, as previously disclosed by Old Alliqua, additional shares of common stock may become issuable pursuant to the terms of Old Alliqua’s previous merger agreements with each of Celleration, Inc. and Choice Therapeutics, Inc., both of which contain continuing earn-out obligations that will be assumed by New Alliqua upon the consummation of the Transactions.

The Transactions are conditioned on Old Alliqua securing the necessary Financing, which may include an equity offering. Based on the number of shares of Old Alliqua common stock outstanding and reserved as of January 25, 2017, New Alliqua will require more shares of common stock than are currently authorized and available for issuance under Old Alliqua’s certificate of incorporation in order to complete the Transactions, including the issuance to Soluble of the shares of New Alliqua common stock and warrants exercisable for shares of New Alliqua common stock as part of the consideration for the Asset Contribution.

Because Old Alliqua anticipates that the Financing may utilize substantially all of its currently authorized but unissued and unreserved shares of common stock, Old Alliqua’s board of directors believes that approval of the Share Increase is advisable to both enable New Alliqua to complete the Transactions described in this proxy statement/prospectus and also to provide New Alliqua with sufficient flexibility to undertake future financings, strategic business transactions, grants pursuant to assumed equity compensation plans and other corporate objectives following the closing of the Transactions.

No assurances can be given as to the timing of the Financing that it will be consummated on terms favorable to Old Alliqua. The foregoing discussion with respect to the Financing is not an offer of Old Alliqua’s securities for sale or the solicitation of an offer to buy Old Alliqua’s securities nor should it be interpreted that the Financing will ever occur. Such offer or solicitation may only be made by means of a prospectus.

At the present time, except as otherwise described above and elsewhere in this proxy statement/prospectus, there are no other immediate plans, arrangements, commitments or understandings to issue any of the additional shares of common stock which would be authorized by the proposed amendment for the Share Increase.

Effects of the Increase in the Number of Authorized Shares

If stockholders approve the proposed amendment to increase the number of authorized shares of Old Alliqua common stock, New Alliqua’s amended and restated certificate of incorporation (as will be in effect upon the consummation of the Transactions) will authorize the same number of shares of New Alliqua common stock. As a result, following the closing of the Transactions, unless otherwise required by applicable law or stock exchange rules, New Alliqua’s board of directors will be able to issue the additional shares of common stock from time to time in its discretion without further action or authorization by stockholders. The newly authorized shares of New Alliqua common stock would be issuable for any proper corporate purposes, including other future capital raising transactions of equity or convertible debt securities, acquisitions, investment opportunities, the establishment of collaborations or other strategic agreements, stock splits, stock dividends, issuance under current or future equity incentive plans or for other corporate purposes.

The proposed increase in the number of authorized shares of common stock will not, by itself, have an immediate dilutive effect on current stockholders of Old Alliqua. However, if the Financing and the Transactions are completed, the future issuance of additional shares of New Alliqua common stock or securities convertible into or exercisable for New Alliqua common stock (including the shares of New Alliqua common stock that will be issuable to Soluble pursuant to the terms of the Contribution and Merger Agreement) could, depending on the circumstances, have a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of existing stockholders of Old Alliqua, none of whom have preemptive rights to subscribe for additional shares of common stock that Old Alliqua or New Alliqua may issue.

Potential Anti-Takeover Effect

An increase in the number of authorized shares of common stock may also, under certain circumstances, be construed as having an anti-takeover effect. Although not designed or intended for such purposes, the effect of the proposed increase might be to render more difficult or to discourage a merger, tender offer, proxy contest or change in control of New Alliqua and the removal of management, which stockholders might otherwise deem favorable. For example, following the consummation of the Transactions, the authority of New Alliqua’s board of directors to issue New Alliqua common stock might be used to create voting impediments or to frustrate an attempt by another person or entity to effect a takeover or otherwise gain control of New Alliqua because the issuance of additional shares of common stock would dilute the voting power of the common stock and preferred stock then outstanding. Following the consummation of the Transactions, New Alliqua common stock could also be issued to purchasers who would support the board of directors of New Alliqua in opposing a takeover bid which New Alliqua’s board determines not to be in its best interests and those of its stockholders.

In addition to the proposed increase in the authorized number of shares of common stock, New Alliqua’s amended and restated certificate of incorporation and amended and restated bylaws (each as will be in effect upon the consummation of the Transactions) will include other provisions that may have an anti-takeover effect. These provisions, among other things, will permit New Alliqua’s board to issue preferred stock with rights senior to those of the New Alliqua common stock without any further vote or action by the stockholders, provide that special meetings of stockholders may only be called by the New Alliqua board of directors and do not provide for cumulative voting rights, which could make it more difficult for stockholders to effect certain corporate actions and may delay or discourage a change in control.

The board of directors of Old Alliqua is not presently aware of any attempt, or contemplated attempt, to acquire control of Old Alliqua or New Alliqua and the Share Increase Proposal is not part of any plan by Old Alliqua’s board of directors to recommend or implement a series of anti-takeover measures.

Required Vote

Approval of the Share Increase Proposal requires the affirmative vote of the holders of a majority of the shares of Old Alliqua common stock outstanding and entitled to vote on such proposal at the Old Alliqua special meeting.

Recommendation of the Old Alliqua Board of Directors

The Old Alliqua board of directors unanimously recommends that Old Alliqua stockholders vote “FOR” the Share Increase Proposal.

PROPOSAL 3: APPROVAL OF THE REVERSE STOCK SPLIT PROPOSAL

General

On October 7, 2016, the Old Alliqua board of directors unanimously adopted resolutions approving, declaring advisable and recommending to the Old Alliqua stockholders for their approval a proposal to authorize the Old Alliqua board of directors, in its discretion, to amend the Old Alliqua Certificate of Incorporation to effect a reverse stock split (the “Reverse Stock Split”) with a ratio in the range of 1-for-3 and 1-for-13, such ratio to be determined by the Old Alliqua board of directors, with respect to the issued and outstanding common stock of either Old Alliqua (if effected prior to the Transactions) or New Alliqua (if effected immediately following the Transactions). Approval of this proposal will grant the Old Alliqua board of directors the authority, without further action by the stockholders, to carry out the Reverse Stock Split any time prior to the annual meeting of stockholders in 2017, with the exact exchange ratio and timing to be determined at the discretion of the Old Alliqua board of directors. Even if the Old Alliqua stockholders approve this proposal, the Old Alliqua board of directors may determine in its discretion not to effect the Reverse Stock Split and not to file any amendment to the Old Alliqua Certificate of Incorporation. The Old Alliqua board of directors may also determine to effect the Reverse Stock Split, if it is approved by the Old Alliqua stockholders, even if the other proposals to be acted upon at the special meeting are not approved, including the New Alliqua Issuance Proposal and the Share Increase Proposal.

If the Old Alliqua stockholders approve this proposal and the Old Alliqua board of directors determines to effect the Reverse Stock Split, between every 3 and 13 issued and outstanding shares of common stock (and between every 3 and 13 shares of common stock, if any, that are treasury shares) would be combined and reclassified into one share of common stock. The Reverse Stock Split would not change the total number of authorized shares of common stock or of preferred stock, or the par value of common stock or preferred stock. In addition, except for adjustments that may result from the treatment of fractional shares as described below, each stockholder would hold the same percentage of then-outstanding common stock immediately following the Reverse Stock Split that such stockholder held immediately prior to the Reverse Stock Split.

If approved, this proposal would approve the amendment to the Old Alliqua Certificate of Incorporation set forth in Annex C solely to the extent such amendment relates to the Reverse Stock Split. Stockholders are urged to carefully read Annex C.

Effective Time

If this proposal is approved and the Old Alliqua board of directors determines to effect the Reverse Stock Split, Old Alliqua will file the proposed certificate of amendment to the Old Alliqua Certificate of Incorporation with the Secretary of State of Delaware prior to the effective time of the Merger contemplated by the Contribution and Merger Agreement. The Reverse Stock Split will become effective at such time set forth in the certificate of amendment filed with the Secretary of State of Delaware, with the exact timing to be determined at the discretion of the Old Alliqua board of directors. In addition, if the Transactions are completed, the amended and restated certificate of incorporation of New Alliqua (as will be in effect upon consummation of the Transactions) will contain provisions identical to those in the Old Alliqua Certificate of Incorporation as in effect immediately prior to the effective time of the Merger, including the amendment with respect to the Reverse Stock Split. As a result, if the Reverse Stock Split becomes effective following the closing of the Transactions, the Reverse Stock Split will be effected with respect to the issued and outstanding common stock of New Alliqua. Alternatively, if the Reverse Stock Split becomes effective prior to the effective time of the Merger, the Reverse Stock Split will be effected solely with respect to the issued and outstanding common stock of Old Alliqua.

If this proposal is approved, no further action on the part of stockholders would be required to either effect or abandon the Reverse Stock Split. If the Old Alliqua board of directors does not implement the Reverse Stock Split prior to the annual meeting of stockholders in 2017, the authority granted in this proposal to implement the Reverse Stock Split will terminate. The Old Alliqua board of directors reserves its right to elect not to proceed and abandon the Reverse Stock Split if it determines, in its sole discretion, that this proposal is no longer in the best interests of Old Alliqua stockholders.

Reasons for the Reverse Stock Split

The Old Alliqua common stock is currently listed on the Nasdaq Capital Market under the symbol “ALQA.” The continued listing requirements of the Nasdaq Capital Market provide, among other things, that the Old Alliqua common stock must maintain a closing bid price in excess of $1.00 per share. On October 12, 2016, Old Alliqua received written notice from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that, based upon the closing bid price of Old Alliqua common stock for the last 30 consecutive days, Old Alliqua did not meet the continued listing requirement for minimum bid price. Old Alliqua has 180 calendar days, or until April 10, 2017, to cure the deficiency and regain compliance with the minimum bid price requirement. In order to cure the deficiency, the closing bid price of Old Alliqua common stock would have to be $1.00 or higher for a minimum of ten consecutive business days during the initial 180-day compliance period. If Old Alliqua fails to achieve compliance during the 180-day compliance period, Old Alliqua common stock may be delisted.

The Old Alliqua board of directors has determined that the continued listing of Old Alliqua common stock on the Nasdaq Capital Market is beneficial for its stockholders. If Old Alliqua common stock is delisted from the Nasdaq Capital Market, the Old Alliqua board of directors believes that the trading market for Old Alliqua common stock could become significantly less liquid, which could reduce the trading price of Old Alliqua common stock and increase the transaction costs of trading in shares of Old Alliqua common stock. In addition, the closing of the Transactions is conditioned upon, among other things, the New Alliqua common stock being approved for listing on the Nasdaq Capital Market, which will substitute the current listing of Old Alliqua common stock. Therefore, if following the Transactions, the New Alliqua common stock does not meet the closing bid price of at least $1.00 per share for a minimum of ten consecutive business days, after giving effect to the Reverse Stock Split, New Alliqua may not otherwise regain compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market and may be delisted.

The purpose of the Reverse Stock Split is to decrease the total number of shares of common stock outstanding and proportionately increase the market price of the common stock above $1.00 per share in order to meet the continuing listing requirements of the Nasdaq Capital Market. The Old Alliqua board of directors intends to effect the Reverse Stock Split only if it believes that a decrease in the number of shares outstanding is in the best interests of Old Alliqua and its stockholders and is likely to improve the trading price of Old Alliqua common stock or New Alliqua common stock and improve the likelihood that Old Alliqua or New Alliqua will be allowed to maintain its continued listing on the Nasdaq Capital Market. The approval of the listing of New Alliqua common stock on the Nasdaq Capital Market is a condition to closing the Transactions. If the Reverse Stock Split Proposal is not approved, it may make it more difficult for Old Alliqua or New Alliqua to meet the continued listing criteria of the Nasdaq Capital Market, and as a result, the Transactions may not be consummated. Accordingly, the Old Alliqua board of directors has approved the Reverse Stock Split in order to help ensure that the share price of Old Alliqua or New Alliqua, as applicable, meets the continued listing requirements of the Nasdaq Capital Market.

Board Discretion to Implement the Reverse Stock Split

The Old Alliqua board of directors believes that stockholder approval of a range of Reverse Stock Split ratios (rather than a single exchange ratio) is in the best interests of stockholders because it provides the Old Alliqua board of directors with the flexibility to achieve the desired results of the Reverse Stock Split and because it is not possible to predict market conditions at the time the Reverse Stock Split would be implemented. If stockholders approve this proposal, the Old Alliqua board of directors would carry out a reverse stock split only upon the Old Alliqua board of directors’ determination that a reverse stock split would be in the best interests of the Old Alliqua stockholders at that time. The Old Alliqua board of directors would then set the ratio for the Reverse Stock Split within the range approved by stockholders and in an amount it determines is advisable and in the best interests of the stockholders considering relevant market conditions at the time the Reverse Stock Split is to be implemented. In determining the Reverse Stock Split ratio, following receipt of stockholder approval, the Old Alliqua board of the directors may consider numerous factors including:

•	the historical and projected performance of Old Alliqua common stock;

•	the projected performance of New Alliqua common stock following the Transactions;

•	general economic and other related conditions prevailing in Old Alliqua’s industry and in the marketplace;

•	the projected impact of the Reverse Stock Split ratio on trading liquidity in Old Alliqua common stock or New Alliqua common stock and its ability to maintain continued listing on the Nasdaq Capital Market;

•	the capitalization of Old Alliqua or New Alliqua (including the number of shares of common stock issued and outstanding);

•	the then-prevailing trading price for Old Alliqua common stock and the volume level thereof; and

•	the potential devaluation of Old Alliqua’s or New Alliqua’s market capitalization as a result of the Reverse Stock Split.

The Old Alliqua board of directors intends to select a reverse stock split ratio that it believes would be most likely to achieve the anticipated benefits of the Reverse Stock Split described above.

Certain Risks Associated with the Reverse Stock Split

Before voting on this proposal, Old Alliqua stockholders should consider the following risks associated with effecting the Reverse Stock Split:

•	Although Old Alliqua expects that the Reverse Stock Split will result in an increase in the market price of its common stock, Old Alliqua cannot assure you that the Reverse Stock Split, if effected, will increase the market price of its common stock in proportion to the reduction in the number of shares of Old Alliqua’s common stock outstanding or result in a permanent increase in the market price. The effect the Reverse Stock Split may have upon the market price of the common stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in similar circumstances to Old Alliqua is varied. The market price of Old Alliqua common stock is (and, if the Transactions are completed, New Alliqua common stock will be) dependent on many factors, including Old Alliqua’s business and financial performance, general market conditions, and prospects for future growth. Accordingly, the total market capitalization of the common stock after the proposed Reverse Stock Split may be lower than the total market capitalization before the proposed Reverse Stock Split and, in the future, the market price of the common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the proposed Reverse Stock Split.

•	Even if Old Alliqua stockholders approve the Reverse Stock Split and the Reverse Stock Split is effected, there can be no assurance that Old Alliqua or New Alliqua will continue to meet the continued listing requirements of the Nasdaq Capital Market.

•	The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

•	Although the Old Alliqua board of directors believes that the decrease in the number of shares of common stock outstanding as a consequence of the Reverse Stock Split and the anticipated increase in the market price of common stock could encourage interest in the Old Alliqua or New Alliqua common stock and possibly promote greater liquidity for stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split.

Principal Effects of the Reverse Stock Split

If the Reverse Stock Split is approved and effected with respect to the issued and outstanding common stock of Old Alliqua or New Alliqua, as applicable, each holder of common stock outstanding immediately prior to the effectiveness of the Reverse Stock Split will own a reduced number of shares of common stock upon effectiveness of the Reverse Stock Split. The Reverse Stock Split would be effected simultaneously for all outstanding shares of common stock at the same exchange ratio. Except for adjustments that may result from the treatment of fractional shares (as described below), the Reverse Stock Split would affect all stockholders uniformly and would not change any stockholder’s percentage ownership interest in Old Alliqua or New Alliqua, as applicable. The relative voting rights and other rights and preferences that accompany the shares of common stock will not be affected by the Reverse Stock Split. Shares of common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable.

The Reverse Stock Split will not affect the number of authorized shares of common stock, which will continue to be 95,000,000 shares (or [●] if the Share Increase Proposal is approved). Although the Reverse Stock Split will not, by itself, have any immediate dilutive effect on stockholders (other than de minimis adjustments that may results from the treatment of fractional shares), the proportion of shares owned by stockholders relative to the number of shares authorized for issuance will decrease because the number of authorized shares of common stock would remain unchanged (or increase if the Share Increase Proposal is approved). As a result, additional authorized shares of common stock would become available for issuance at such times and for such purposes as the board of directors may deem advisable without further action by stockholders, except as required by applicable law or stock exchange rules. To the extent that additional authorized shares of common stock are issued in the future, such shares could be dilutive to existing stockholders of Old Alliqua by decreasing such stockholders’ percentage of equity ownership in Old Alliqua or New Alliqua following the closing of the Transactions. See “—Potential Anti-Takeover Effect” below for more information on potential anti-takeover effects of the Reverse Stock Split.

The Reverse Stock Split will also have no effect on the number of authorized shares of preferred stock or the par value of the preferred stock.

Effect on Equity Compensation Plans and Outstanding Options and Warrants

If the Reverse Stock Split is approved and effected, the total number of shares of common stock reserved for issuance under the Alliqua BioMedical, Inc. 2014 Long-Term Incentive Plan and 2011 Long-Term Incentive Plan (collectively, the “Plans”) would be reduced in proportion to the ratio selected by the Old Alliqua board of directors. As of January 25, 2017, there were a total of 7,328,571 shares of Old Alliqua common stock reserved for issuance pursuant to awards under the Plans, of which only 847,797 remained available for future awards, and following the Reverse Stock Split, if any, such reserve would be reduced to between 2,442,857 and 563,736 shares, of which between 282,599 and 65,215 shares would be available for future awards under the Plans.

Under the terms of Old Alliqua’s outstanding equity awards, options and warrants, the proposed Reverse Stock Split would adjust and proportionately reduce the number of shares of common stock issuable upon exercise or vesting of such awards, options and warrants in the same ratio of the Reverse Stock Split and, correspondingly, would proportionately increase the exercise or purchase price, if any, of all such awards, options and warrants. The number of shares of common stock issuable upon exercise or vesting of outstanding equity awards, options and warrants and the exercise or purchase price related thereto, if any, would be equitably adjusted in accordance with the terms of the Plans, which may include rounding the number of shares of common stock issuable down to the nearest whole share, with no cash payment being made in respect of such rounding, and the exercise or purchase price of such equity awards, options and warrants rounded up to the nearest whole cent, in each case in compliance with the requirements of Sections 424 and 409A of the Code, as applicable, and the Treasury Regulations issued thereunder.

Effect on Equity Consideration and Warrant Consideration

If the New Alliqua Issuance Proposal (Proposal 1) is approved and the Reverse Stock Split is approved and effected, the Old Alliqua board of directors intends to select an effective time that would cause the Reverse Stock Split to become effective immediately after the closing of the Transactions. As a result, the Reverse Stock Split would be effected with respect to the issued and outstanding common stock of New Alliqua and accordingly, would adjust and proportionately reduce the number of shares of New Alliqua common stock and warrants to purchase 4,000,000 shares of New Alliqua common stock issued to Soluble as part of the consideration for the Asset Contribution, including the number of shares issuable upon exercise of such warrants, in proportion to the same ratio of the Reverse Stock Split and, correspondingly, increase the exercise price of such warrants in direct proportion to the ratio of the Reverse Stock Split.

Potential Anti-Takeover Effect

An additional effect of the Reverse Stock Split would be to increase the relative amount of authorized but unissued shares of common stock (which would be further increased if the Share Increase Proposal is approved), which may, under certain circumstances, be construed as having an anti-takeover effect. Although not designed or intended for such purposes, the effect of the increased available shares might be to make more difficult or to discourage an attempt to takeover or otherwise acquire control of Old Alliqua or New Alliqua (for example, by permitting issuances that would dilute the stock ownership of a person or entity seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other change in control transaction). In addition, the amended and restated certificate of incorporation and amended and restated bylaws of Old Alliqua include provisions (which will be identical to those in New Alliqua’s amended and restated certificate of incorporation and amended and restated bylaws, each as will be in effect upon the consummation of the Transactions) that may have an anti-takeover effect. These provisions, among things, permit the board of directors to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders, provide that special meetings of stockholders may only be called by the board of directors and do not provide for cumulative voting rights, which could make it more difficult for stockholders to effect certain corporate actions and may delay or discourage a change in control.

The Old Alliqua board of directors is not presently aware of any attempt, or contemplated attempt, to acquire control of Old Alliqua or New Alliqua and the Reverse Stock Split Proposal is not part of any plan by Old Alliqua’s board of directors to recommend or implement a series of anti-takeover measures

Accounting Matters

The Reverse Stock Split will not affect the par value per share of common stock, which will remain unchanged at $0.001 per share. As a result of the Reverse Stock Split, at the effective time, the stated capital on Old Alliqua’s balance sheet (or, following the Transactions, New Alliqua’s balance sheet) attributable to the common stock, which consists of the par value per share of the common stock multiplied by the aggregate number of shares of the common stock issued and outstanding, will be reduced in proportion to the ratio of the Reverse Stock Split. Correspondingly, the additional paid-in capital account, which consists of the difference between the stated capital and the aggregate amount paid upon issuance of all currently outstanding shares of common stock, will be credited with the amount by which the stated capital is reduced. The stockholders’ equity, in the aggregate, will remain unchanged. In addition, the per share net income or loss of common stock, for all periods, will be restated because there will be fewer outstanding shares of common stock.

Mechanics of the Reverse Stock Split

If the Reverse Stock Split is approved and effected, beginning on the effective date of the Reverse Stock Split, each certificate representing pre-split shares will, until surrendered and exchanged as described below, for all corporate purposes, be deemed to represent, respectively, only the number of post-split shares.

Exchange of Stock Certificates

Shortly after the Reverse Stock Split becomes effective, stockholders will be notified and offered the opportunity at their own expense to surrender their current certificates to Old Alliqua’s stock transfer agent in exchange for the issuance of new certificates reflecting the Reverse Stock Split in accordance with the procedures to be set forth in a letter of transmittal to be sent by Old Alliqua’s stock transfer agent. In connection with the Reverse Stock Split, the CUSIP number for the common stock will change from its current CUSIP number. This new CUSIP number will appear on any new stock certificates issued representing post-split shares. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNLESS AND UNTIL REQUESTED TO DO SO FOLLOWING THE ANNOUNCEMENT OF THE COMPLETION OF THE REVERSE STOCK SPLIT.

Effect on Registered “Book-Entry” Holders of Common Stock

Holders of common stock may hold some or all of their common stock electronically in book-entry form (“street name”) under the direct registration system for securities. These stockholders will not have stock certificates evidencing their ownership. They are, however, provided with a statement reflecting the number of shares of common stock registered in their accounts. If you hold registered common stock in book-entry form, you do not need to take any action to receive your post-split shares, if applicable.

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Fractional Shares

No fractional shares will be issued. Any fractional share resulting from the Reverse Stock Split will be rounded up to the next whole share.

No Dissenters’ or Appraisal Rights

Under the Delaware General Corporation Law, Old Alliqua stockholders are not entitled to any dissenters’ or appraisal rights with respect to the Reverse Stock Split, and Old Alliqua will not independently provide stockholders with any such right.

U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax consequences of the Reverse Stock Split that may be relevant to stockholders. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. This discussion is a summary for general information purposes only and does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to stockholders that may be subject to special tax rules, including, without limitation: (i) stockholders subject to the alternative minimum tax; (ii) banks, insurance companies, or other financial institutions; (iii) tax-exempt organizations; (iv) dealers in securities or commodities; (v) regulated investment companies or real estate investment trusts; (vi) partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes and their partners or members); (vii) traders in securities that elect to use the mark-to-market method of accounting; (viii) U.S. stockholders whose “functional currency” is not the U.S. dollar; (ix) persons holding our common stock in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; (x) persons who acquired our common stock in connection with employment or the performance of services; or (xii) U.S. expatriates.

In addition, this summary of certain U.S. federal income tax consequences does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or any U.S. federal tax consequences other than U.S. federal income taxation (such as the U.S. federal estate and gift tax consequences). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding Old Alliqua common stock and the partners therein should consult their tax advisors regarding the tax consequences to them of the Reverse Stock Split.

Old Alliqua has not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) regarding the U.S. income tax consequences of the Reverse Stock Split and there can be no assurance that the IRS will not challenge the statements and conclusions set forth below and that a court would not sustain any such challenge. ACCORDINGLY, EACH STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO SUCH STOCKHOLDER.

Taxation of Stockholders.

The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a stockholder should not recognize gain or loss as a result of the Reverse Stock Split. A stockholder’s aggregate tax basis in the shares of the common stock received pursuant to the Reverse Stock Split should equal the stockholder’s aggregate tax basis in the shares of the common stock surrendered, and such stockholder’s holding period in the shares of the common stock received should include the holding period of the shares of the common stock surrendered.

Taxation of the Company.

If the Reverse Stock Split becomes effective prior to the consummation of the Transactions with respect to the issued and outstanding common stock of Old Alliqua, Old Alliqua will not recognize any gain or loss as a result of the Reverse Stock Split. If the Reverse Stock Split becomes effective following the closing of the Transactions with respect to the issued and outstanding common stock of New Alliqua, New Alliqua will not recognize any gain or loss as a result of the Reverse Stock Split.

Required Vote

Approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the shares of Old Alliqua common stock outstanding and entitled to vote on such proposal at the Old Alliqua special meeting.

Recommendation of the Old Alliqua Board of Directors

The Old Alliqua board of directors unanimously recommends that Old Alliqua stockholders vote “FOR” the Reverse Stock Split Proposal.

PROPOSAL 4: APPROVAL OF THE ADJOURNMENT PROPOSAL

If there are insufficient votes at the time of the Old Alliqua special meeting to approve the New Alliqua Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal, the Old Alliqua special meeting may be adjourned to another time or place, if necessary or appropriate, to permit the solicitation of additional proxies; provided, that the special meeting may not be adjourned, without further notice, to a date that is more than 30 days after the date for which the special meeting was originally noticed or if a new record date is fixed for the adjourned meeting. Old Alliqua does not intend to propose adjournment at the Old Alliqua special meeting if there are sufficient votes to approve the New Alliqua Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal.

If, at the Old Alliqua special meeting, the number of shares of Old Alliqua common stock present or represented by proxy and voting in favor of the New Alliqua Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal is insufficient to approve such proposals, Old Alliqua may move to adjourn the Old Alliqua special meeting in order to enable the Old Alliqua board of directors to solicit additional proxies for approval of either of the proposals. In that event, Old Alliqua's stockholders will be asked to vote upon the Adjournment Proposal.

In the Adjournment Proposal, Old Alliqua is asking its stockholders to authorize the holder of any proxy solicited by its board of directors to vote in favor of granting discretionary authority to the Old Alliqua board of directors to adjourn the Old Alliqua special meeting to another time and place for the purpose of soliciting additional proxies. If Old Alliqua's stockholders approve the Adjournment Proposal, Old Alliqua could adjourn the Old Alliqua special meeting and any adjourned session of the Old Alliqua special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Old Alliqua stockholders who have previously voted.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of a majority of votes cast affirmatively or negatively by holders of Old Alliqua common stock entitled to vote and represented in person or by proxy at the Old Alliqua special meeting, assuming a quorum is present.

Recommendation of the Old Alliqua Board of Directors

The Old Alliqua board of directors unanimously recommends that Old Alliqua stockholders vote “FOR” the Adjournment Proposal.

THE TRANSACTIONS

The following discussion contains certain information about the Transactions. The discussion is subject, and qualified in its entirety by reference, to the Contribution and Merger Agreement attached as Annex A to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the full text of the Contribution and Merger Agreement attached as Annex A and the other documents we refer you to, for a more complete understanding of the Transactions. In addition, important business and financial information about Old Alliqua and Soluble is included elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 163.

General

On October 5, 2016, Old Alliqua announced that it had entered into the Contribution and Merger Agreement with New Alliqua, Merger Sub and Soluble. The Contribution and Merger Agreement, which is described in greater detail in this proxy statement/prospectus, provides for, among other things (i) the reorganization of Old Alliqua into a new holding company by merging Merger Sub into Old Alliqua, with Old Alliqua surviving as a wholly owned subsidiary of New Alliqua and (ii) following the effective time of the Merger, the consummation of the Asset Contribution and the issuance to Soluble of the shares of New Alliqua common stock and warrants to acquire shares of New Alliqua common stock comprising part of the consideration for the Asset Contribution.

The primary purpose for the structure of the Transactions, including the holding company reorganization, is to facilitate more favorable tax treatment for Soluble and the holders of Old Alliqua common stock, warrants and options. Specifically, it is necessary to use a holding company reorganization in order for the Transactions to qualify as both (i) a contribution under Section 351 of the Code, that is necessary in order to achieve favorable tax treatment for Soluble’s interest holders, and (ii) a tax free reorganization, that is necessary in order to achieve tax free treatment for holders of Old Alliqua warrants and options in the Transactions. For further information, see “Material U.S. Federal Income Tax Consequences of the Transactions” on page 79 of this proxy statement/prospectus.

The Merger

In connection with the holding company reorganization and the other transactions contemplated by the Contribution and Merger Agreement, Old Alliqua has formed New Alliqua, a new holding company and wholly owned subsidiary of Old Alliqua, and New Alliqua has formed Merger Sub, a new wholly owned subsidiary of New Alliqua. Pursuant to the terms and conditions of the Contribution and Merger Agreement, at the effective time of the Merger, Old Alliqua will reorganize into New Alliqua by merging Merger Sub with and into Old Alliqua pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the “DGCL”), with Old Alliqua surviving as a wholly owned subsidiary of New Alliqua.

In the Merger, each share of Old Alliqua common stock issued and outstanding immediately prior to the effective time will be converted automatically, on a share-for-share basis, into one share of New Alliqua common stock, having the same rights, powers, preferences, qualifications, limitations and restrictions as the Old Alliqua common stock being converted and exchanged. As a result of the holding company reorganization, New Alliqua will become the parent company of Old Alliqua, and New Alliqua will be renamed “Alliqua BioMedical, Inc.” The certificate of incorporation and bylaws of New Alliqua will also be the same as the Certificate of Incorporation and bylaws of Old Alliqua as in effect immediately prior to the consummation of the holding company reorganization (other than provisions regarding certain technical matters, as permitted by Section 251(g) of the DGCL). The Merger will have the effects set forth in the Contribution and Merger Agreement and in the applicable provisions of Delaware law. For additional information, see the section titled “The Contribution and Merger Agreement—Effects of the Merger” beginning on page 82 of this proxy statement/prospectus.

The Asset Contribution

Following the effective time of the Merger, Soluble and New Alliqua will consummate the Asset Contribution, pursuant to which Soluble will contribute and transfer substantially all of its assets to New Alliqua, and New Alliqua will assume or payoff certain liabilities of Soluble. As part of the consideration for the Asset Contribution, New Alliqua will issue to Soluble an estimated 14.14 million shares of New Alliqua common stock and warrants to purchase 4,000,000 shares of New Alliqua common stock exercisable over a five year period at an exercise price of $1.068 per share. The exact number of shares of New Alliqua common stock issuable to Soluble as part of the consideration will be determined at the closing of the Transactions based on the value of certain indebtedness and transaction expenses of Soluble that will be paid off or assumed by New Alliqua at closing and subject to certain adjustments and escrow holdbacks set forth in the Contribution and Merger Agreement. For additional information on the terms of the consideration for the Asset Contribution, see the sections titled “Proposal 1: Approval of the New Alliqua Issuance Proposal—Equity Consideration Calculation” and “The Contribution and Merger Agreement—Consideration for Asset Contribution” beginning on pages 46 and 85, respectively, of this proxy statement/prospectus.

Description of Warrants to be Issued in the Transactions

The following is a brief summary of certain terms and conditions of the warrants to be issued to Soluble as part of the consideration for the Asset Contribution:

General. Subject to the terms and conditions of the Contribution and Merger Agreement, the warrants to be issued to Soluble as part of the consideration for the Asset Contribution will be delivered at the closing of the Transactions in substantially the form agreed to by the parties and attached as an exhibit to the Contribution and Merger Agreement. Under the terms of the warrant, Soluble will have the right to purchase 4,000,000 shares of New Alliqua common stock at an exercise price per share of $1.068, subject to adjustment from time to time in accordance with the provisions of the warrant.

Exercisability. The warrant is exercisable at any time after the date of issuance and prior to the expiration of the term on the date that is five years after the date of issuance, at which time any unexercised portion of the warrant will expire and cease to be exercisable. The warrant will be exercisable, at the option of the holder, in whole or in part by delivering to New Alliqua a duly completed and executed exercise notice and payment in cash or certified check for the number of shares of New Alliqua common stock purchased upon such exercise.

No Fractional Shares. No fractional shares of New Alliqua common stock will be issued in connection with the exercise of the warrant. In lieu of fractional shares, New Alliqua will round the number of shares to be issued upon exercise up to the nearest whole number of shares.

No Rights as Stockholder. The warrant does not entitle the holder to any voting rights or other rights as a stockholder of New Alliqua prior to the exercise of any of the purchase rights set forth therein.

Adjustment Rights. The exercise price and number of shares of New Alliqua common stock purchasable under the warrant are subject to adjustment from time to time in certain specified circumstances, including in the event of (i) a sale or transfer of all or substantially all assets of New Alliqua, a merger or consolidation (other than the Transactions) in which New Alliqua is not the surviving entity or in which stockholders no longer own a majority of the surviving entity, or a sale of shares constituting a majority of the outstanding combined voting power of New Alliqua; (ii) a combination, reclassification, exchange or subdivision of securities or similar event affecting the number or nature of securities purchasable under the warrant; or (iii) certain stock dividends or distributions with respect to New Alliqua common stock.

Transfers. Subject to applicable laws and the terms and conditions of the lock-up agreement to be entered into and executed by Soluble at the closing of the Transactions, unless there is an effective registration statement covering the sale of the securities represented by the warrant, the warrant may be transferred, in whole or in part, with the prior written consent of New Alliqua. The warrant also contains New Alliqua’s express consent to the transfer of the warrant by Soluble to its members pursuant to the terms of Soluble’s operating agreement. For more information on the terms of the lock-up agreement, see “Ancillary Agreements—Lock-up Agreement” on page 95 of this proxy statement/prospectus.

Background of the Transactions

The Old Alliqua board of directors, together with Old Alliqua’s senior management, has regularly evaluated and periodically reviewed opportunities to achieve long-term operational and financial goals and to enhance stockholder value through potential strategic transactions. Generally, these reviews have centered on strategies to access new sources of financing to support growth initiatives and to improve Old Alliqua’s existing operations, portfolio of regenerative solutions for wound and tissue repair and distribution infrastructure. From time to time, these assessments have included discussions and analyses of potential business combination transactions as a means to enhance or improve stockholder value.

The Soluble board of directors, together with its senior management, has, from time to time in the ordinary course, reviewed the strategic direction for Soluble in light of its financial performance, market, economics, competitive landscape and other conditions and developments, including potential sale, merger, strategic alliance and debt and/or equity financings.

Following the completion of its acquisition of Choice Therapeutics, Inc., a privately held wound care company, on May 5, 2014, Old Alliqua began exploring additional opportunities for the continued execution of its growth plan. In the third quarter of 2014, Old Alliqua initiated exploratory discussions with several companies in the wound care industry regarding potential acquisitions and other strategic transactions.

In June 2014, David Johnson, chief executive officer of Old Alliqua, was introduced to Allan Staley, chief executive officer of Soluble, through a former colleague who arranged an introductory meeting by telephone. During their initial conversation in July 2014, Mr. Johnson and Mr. Staley exchanged introductory information and had a preliminary, high-level discussion on the current business of each company.

On July 29, 2014, the Old Alliqua board of directors held a meeting at which Mr. Johnson provided an update on Old Alliqua’s mergers and acquisitions initiatives. During this discussion, Mr. Johnson reviewed Old Alliqua’s process of locating and evaluating potential targets and discussed the targets that senior management was analyzing at that time, including Celleration, Inc. (“Celleration”), Soluble and another company in the wound care industry. In the following weeks, the Old Alliqua board of directors, together with senior management, decided to pursue the acquisition of Celleration, which was ultimately completed on May 29, 2015.

In late 2014, Soluble engaged Ewing Bemiss & Company (“Ewing Bemiss”), a middle market investment bank based in Richmond, Virginia, to identify parties interested in a potential transaction or financing with Soluble.

Throughout early to mid-2015, Soluble pursued dual paths of seeking a sale, merger or equity investment through Ewing Bemiss or a debt capital investment through MTS Health Partners, L.P., a specialty health care investment banking firm that was engaged by Soluble to solely seek potential sources of debt financing. These efforts led to multiple letters of interest from various healthcare companies, which, in turn, led to a signed non-binding letter of interest dated March 15, 2015 (“LOI”), between Soluble and a regenerative medical company (referred to as “Company X”). Additionally, as disclosed to Company X and specifically allowed under the LOI, Soluble continued to pursue an alternate debt financing pathway to raise capital to continue and expand its operations, which led to Soluble signing a non-binding term sheet with SWK dated March 26, 2015 for $12 million in debt financing.

Soluble, independent of its continued transaction negotiations with Company X, closed the $12 million debt financing with SWK on or about June 1, 2015.

In June 2015 and early July 2015, Soluble and Company X continued to discuss terms of a possible transaction but failed to reach a mutual agreement and discontinued further transaction negotiations.

In July 2015, Old Alliqua commenced preliminary discussions with a strategic buyer in the wound care industry (referred to as “Party A”) regarding the possible acquisition of Old Alliqua by Party A or an alternative strategic transaction.

On September 27, 2015, Mr. Johnson reconnected with Mr. Staley at a wound care conference in Las Vegas, Nevada, during which Mr. Johnson invited Mr. Staley and Linwood “Woody” Staub, president of Soluble to an informal meeting at Old Alliqua’s office in Pennsylvania with Mr. Johnson and Pellegrino Pionati, chief strategy and marketing officer of Old Alliqua. On October 5, 2015, during the meeting held at Old Alliqua’s office, Mr. Staley and Mr. Staub initiated preliminary, high-level discussions regarding a potential business combination between Old Alliqua and Soluble and provided certain introductory information regarding Soluble.

During the next two months, representatives of Old Alliqua continued to meet with other potential candidates for a business combination or other strategic transaction, all of whom were in the wound care or medical technology industry. During this time, Old Alliqua began working informally with Cowen to identify and pursue various strategic alternatives, including a potential business combination with Party A.

During these same two months, Soluble’s management had discussions with multiple investment banking firms seeking engagement proposals to run a formal process to seek interested parties to buy, merge or recapitalize Soluble.

On December 3, 2015, Mr. Staley and Mr. Staub had a follow-up meeting with Mr. Johnson and Mr. Pionati at Old Alliqua’s office in Pennsylvania, during which the parties further discussed the industrial logic for a potential transaction between Old Alliqua and Soluble.

On December 8, 2015, the Old Alliqua board of directors held a meeting at which Mr. Johnson discussed the status of conversations with Party A and Soluble, among other matters. The Old Alliqua board of directors, together with senior management, decided to focus on discussions with Party A for a potential business combination.

While discussions with Old Alliqua’s management continued, at the Soluble board of directors meeting on December 10, 2015, Soluble’s management presented proposals from various investment banking firms and made a recommendation to the Soluble board of directors to engage Canaccord Genuity to run a formal process to seek interested parties to buy, merge or recapitalize Soluble. The Soluble board of directors authorized the engagement of Canaccord Genuity and Soluble terminated its agreement with Ewing Bemiss.

On December 21, 2015, Old Alliqua received a letter of intent and preliminary term sheet from Party A.

On December 23, 2015, the Old Alliqua board of directors held a meeting at which Mr. Johnson discussed recent developments in conversations with Party A, including the terms of the letter of intent and preliminary term sheet that he received from Party A. Following a thorough discussion with management, the Old Alliqua board of directors authorized management to enter into exclusive discussions with Party A to negotiate a formal acquisition term sheet within a specified price range. After the meeting, Mr. Johnson informed Mr. Staley of the board’s decision to pursue exclusive negotiations with another potential strategic buyer.

During the next few weeks, Old Alliqua entered into an exclusivity agreement with Party A and each party commenced due diligence investigations. On January 29, 2016, Old Alliqua terminated negotiations with Party A relating to a potential transaction because the parties were unable to agree on pricing terms.

During the early part of 2016, Mr. Staley and Mr. Staub worked with Canaccord Genuity and these efforts led to a variety of strategic alternatives with numerous parties, including potential business combinations and strategic alliances. Considerable time was invested in such discussions, which ranged from informal expressions of interest from other parties to formal meetings regarding the terms of a possible transaction.

In early February 2016, Mr. Johnson and Mr. Staley resumed discussions and exchanged communications with respect to various updates on the status of their respective businesses. During these conversations, Mr. Staley informed Mr. Johnson about possible opportunities for renegotiating Soluble’s supply agreement with its tissue supplier, SWAI, or identifying a new supplier, which Mr. Staley believed could permit increased margins from the sale of Soluble’s lead product, TheraSkin. In light of this positive feedback, Mr. Johnson indicated that Old Alliqua had an increased interest in pursuing Soluble as a potential acquisition candidate.

On February 16, 2016, Soluble and Old Alliqua entered into a mutual non-disclosure agreement relating to a potential transaction.

From February through the end of April 2016, Mr. Staley and Mr. Johnson exchanged communications and Mr. Staley shared additional information regarding Soluble, its indebtedness and its revenues under its existing supply agreement with SWAI. On April 21, 2016, Mr. Staley and Mr. Johnson had a telephone call during which they further discussed Soluble’s revenue numbers and value proposition as well as certain preliminary terms for a potential transaction. Mr. Staley and Mr. Johnson also arranged for further conversations between their companies’ respective sales and regulatory representatives. Following these conversations, Mr. Johnson invited Mr. Staley and Mr. Staub to make a presentation at the next meeting of the Old Alliqua board of directors on May 6, 2016.

On May 6, 2016, at the meeting of the Old Alliqua board of directors, Mr. Johnson along with certain representatives of Cowen provided the directors with an overview of a few strategic options potentially available to Old Alliqua including the potential acquisition opportunity with Soluble (and, for comparative purposes, the final terms offered by Party A in January 2016). Following this discussion, Mr. Staley and Mr. Staub joined the meeting by telephone and presented an overview of Soluble’s business and technology. After a thorough discussion with management and Cowen regarding a potential transaction with Soluble, the Old Alliqua board of directors authorized management to negotiate the acquisition of Soluble and approved the preliminary terms for a letter of intent.

On May 9, 2016, Mr. Johnson sent a non-binding letter of intent and indicative term sheet to Mr. Staley for the proposed acquisition of Soluble by Old Alliqua, indicating that the proposed terms were contingent on renegotiations with Soluble’s supplier. The term sheet provided for, among other things: (i) equity consideration with an initial aggregate value of $12 million, payable in shares of Old Alliqua common stock and subject to a specified lock-up period, (ii) a $2 million bridge loan to be provided by Old Alliqua to Soluble at announcement, (iii) Soluble’s senior indebtedness with SWK to be assumed or refinanced as a new debt obligation of Old Alliqua, (iv) a $5 million cash payment to extinguish Soluble’s subordinated indebtedness to be paid at closing, (v) certain requirements for a new supply agreement to be delivered before closing, (vi) the appointment by Soluble of one member to Old Alliqua’s board of directors and (vii) a financing to be completed by Old Alliqua, with the assistance of Soluble.

On May 16, 2016, Mr. Staley, on behalf of Soluble, responded with alternate pricing terms. However, the parties agreed to put negotiations on hold until discussions with Soluble’s supplier had progressed for a new supply agreement. As a result, the parties decided to focus their mutual efforts on moving forward with supplier negotiations.

On May 24, 2016, Mr. Staley and Mr. Johnson met with certain representatives of SWAI, Soluble’s tissue supplier, to discuss the proposed transaction and the need for renegotiation of Soluble’s existing supply agreement for TheraSkin. Over the next several months and through the execution of the new Supply Agreement on September 15, 2016, negotiations with SWAI continued and Mr. Johnson engaged in periodic discussions with members of Old Alliqua’s board of directors and Haynes and Boone, LLP (“Haynes and Boone”), legal counsel to Old Alliqua regarding the potential transaction.

In June 2016, each of Old Alliqua and Soluble began due diligence investigations of the business and financial condition of the other party, including through exchanges of documents and information based on specific requests from the other party.

Following progress in the negotiations with SWAI, on July 1, 2016, Mr. Johnson sent an email to Mr. Staley to reopen discussions of the preliminary terms proposed by Old Alliqua. On July 4, 2016, Mr. Staley, on behalf of Soluble, sent an email to Mr. Johnson that summarized the informal feedback that he had received from certain of Soluble’s board of directors on the preliminary term sheet and included certain revised terms that sought an increase in the value of the equity consideration and the right to receive earn out payments, among other things. Over the next week, Mr. Johnson and Mr. Staley continued to discuss and negotiate the key terms of the transactions, including the requested earn out and equity consideration, which resulted in the final draft of the term sheet that Mr. Johnson sent to Mr. Staley on July 9, 2016. The final term sheet provided for $36.8 million of base consideration, consisting of: (i) $12.4 million of Soluble’s senior indebtedness with SWK to be paid off or assumed by Old Alliqua at closing, plus 60% of any additional payments in excess of the principal balance to be deducted from the balance for the equity consideration at closing, (ii) $5 million of Soluble’s subordinated indebtedness to be retired and paid off by Old Alliqua at closing in cash or shares of common stock, (iii) approximately $0.5 million, representing 40% of the amount payable to SWAI under the new supply agreement at closing, (iv) a $2 million bridge loan to be provided by Old Alliqua to Soluble, with any unpaid amounts to be deducted from the balance for the equity consideration at closing, (v) $1.8 million to be paid in the form of five year warrants to purchase 4 million shares of common stock at an exercise price equal to 120% of the per share price for the equity consideration and (vi) the remaining balance of the base consideration to be paid in the form of newly issued shares of common stock based on a 45 day volume weighted average price of Old Alliqua common stock as of the second trading day immediately prior to the date of the execution of the definitive agreement. In connection with the revised consideration offered in the final term sheet, the Old Alliqua management and board of directors considered certain financial models for comparable companies in the industry and the potential increased margins as a result of the renegotiated supply agreement for TheraSkin.

On July 12, 2016, Mr. Staley sought and secured via email the approval of Soluble’s board of directors to execute on behalf of Soluble a non-binding term sheet with Old Alliqua for the potential transaction with Old Alliqua.

On July 12, 2016, Old Alliqua and Soluble entered into the non-binding term sheet which contained an exclusivity agreement with respect to the potential transaction.

Following the execution of the term sheet, Haynes and Boone and Troutman Sanders LLP (“Troutman Sanders”), legal counsel to Soluble, discussed preliminary matters related to the structure of the proposed transaction in light of certain tax considerations.

On July 18, 2016, Haynes and Boone sent an initial draft of the Contribution and Merger Agreement to Troutman Sanders based upon the provisions set forth in the term sheet.

On July 22, 2016, Troutman Sanders provided Haynes and Boone with a revised draft of the Contribution and Merger Agreement, which provided, among other things, for a reduction in the amount of equity consideration to be held in escrow to cover potential indemnification claims and the amount of cash included in the contributed assets, revised fees in connection with certain termination rights of each party and certain revisions with respect to Soluble’s termination rights in connection with the non-negotiation covenant.

On July 24, 2016, Haynes and Boone provided Troutman Sanders with a revised draft of the Contribution and Merger Agreement to address open legal comments to certain representation and warranties, covenants, certain tax matters, indemnification and termination provisions in the proposed draft of the Contribution and Merger Agreement. Haynes and Boone also sent initial drafts of certain ancillary agreements to Troutman Sanders. Subsequently, the parties continued to discuss the terms of the transaction and exchanged revised drafts of such agreements.

On July 26, 2016, representatives of Haynes and Boone and Troutman Sanders, together with Mr. Johnson and Brian Posner, chief financial officer of Old Alliqua, Mr. Staley and Mr. Staub met at the offices of Haynes and Boone in New York City to conduct in-person discussions and negotiations regarding the open business issues in the Contribution and Merger Agreement, including revisions to the type and amount of certain contributed assets, the timing and allocation of certain transaction expenses and payments to third parties, escrow amounts, the terms of and parties to the non-competition agreements, the terms and duration of the lock-up and voting agreements, required closing conditions and deliverables, the definition of and process for addressing the financing contingency, the type and amount of indemnification payments and termination events.

On July 28, 2016, Haynes and Boone provided Troutman Sanders with a revised draft of the Contribution and Merger Agreement based on the terms agreed upon by the parties at the July 26, 2016 meeting. The parties continued to negotiate and exchanged comments to the draft Contribution and Merger Agreement over the next week.

On July 29, 2016, at a meeting of the Soluble board of directors, Mr. Staley. Mr. Staub, Canaccord Genuity and Troutman Sanders provided an update and answered board members’ questions on the status of, and open issues regarding, the Contribution and Merger Agreement.

On August 4, 2016, at the meeting of the Old Alliqua board of directors, the Old Alliqua board approved the terms of the engagement letter, dated as of August 1, 2016, with Cowen to act as Old Alliqua’s financial adviser in connection with the proposed transactions with Soluble. During the meeting, Mr. Johnson and Mr. Posner provided an update on the status of the negotiations with Soluble following the in-person discussions conducted on July 26, 2016, the bridge loan to Soluble and recent efforts to obtain financing for such transactions. Following a thorough discussion, the Old Alliqua board of directors authorized the bridge loan to Soluble, subject to the receipt of all necessary third party consents and an extension to the exclusivity agreement with Soluble.

From August 5 to August 26, 2016, the parties and their respective legal counsel continued to negotiate and exchange comments to the draft Contribution and Merger Agreement to address, among other things, certain assumed liabilities, representation and warranties, covenants, closing conditions and deliverables and open issues surrounding the principal amount of the bridge loan and the required financing for the transactions.

On August 25, 2016, the parties extended the term of the exclusivity agreement pursuant to an amendment, dated as of August 25, 2016 and following Old Alliqua’s receipt of all required third party consents, Old Alliqua provided Soluble with a $500,000 bridge loan pursuant to the terms and conditions of that certain subordinated promissory note, dated as of August 25, 2016.

Over the next several weeks through the end of September 2016, negotiations for the Contribution and Merger Agreement slowed while the parties considered various financing alternatives for the transactions.

On September 15, 2016, the Supply Agreement was executed by Old Alliqua and SWAI, which will become effective upon the closing of the transactions contemplated by the Contribution and Merger Agreement.

On September 30, 2016, the parties resumed negotiations as to the remaining open issues in the Contribution and Merger Agreement, including the principal amount of the bridge loan and the appropriate value and terms of the financing required to fund the liabilities of Soluble assumed in the transactions and other expenses of the transactions. Over the next few days, the agreement was finalized by the parties and their respective legal counsel.

On October 4, 2016, Old Alliqua’s board of directors met to review and discuss the proposed transactions and the Contribution and Merger Agreement. At the meeting, representatives of Haynes and Boone reviewed with the Old Alliqua board of directors its fiduciary duties and then described to the Old Alliqua board of directors the terms of the proposed Contribution and Merger Agreement with Soluble, including, among other things, the structure and timing of the transactions, the financial terms, the contributed assets, the contribution consideration to be received by Soluble, the “no negotiation” and conduct of business covenants, the terms of the required financing, the bridge loan and potential extension loan to Soluble, closing conditions, registration rights, indemnification, termination and other remedies provisions and other terms and conditions. Representatives of Haynes and Boone also reviewed with the Alliqua board of directors the terms of the proposed lock-up agreement, voting agreement and warrant agreement to be entered into with Soluble as well as the non-competition agreement to be entered into with key officers and members of Soluble. Representatives of Cowen then reviewed with the Old Alliqua board its financial analysis of the transactions contemplated by the Contribution and Merger Agreement and rendered its oral opinion (which was subsequently confirmed in writing and such written opinion is attached as Annex B to this proxy statement/prospectus) to the Old Alliqua board that, as of the date of the opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions pursuant to the terms of the Contribution and Merger Agreement was fair, from a financial point of view, to Old Alliqua. Representatives of Cowen and Haynes and Boone answered questions from the members of the Old Alliqua board of directors. The Old Alliqua board of directors then considered and discussed the factors set forth under “Recommendation of the Old Alliqua Board of Directors and Old Alliqua’s Reasons for the Transactions” set forth on page 63. After further discussions and deliberations regarding, among other things, the results of the Soluble due diligence, the proposed terms of the Contribution and Merger Agreement with Soluble, the views of Old Alliqua’s management and the presentations made by Old Alliqua’s legal and financial advisors, and taking into consideration the factors described below under “—Old Alliqua’s Reasons for the Transactions,” the Old Alliqua board of directors unanimously determined that the Contribution and Merger Agreement and the transactions contemplated thereby were advisable and fair to, and in the best interests of Old Alliqua and its stockholders and adopted and approved the Contribution and Merger Agreement and the other ancillary agreements contemplated thereunder.

On October 4, 2016, during a telephonic meeting of the Soluble board of directors, the board members approved the execution of the Contribution and Merger Agreement by Soluble’s management on behalf of Soluble.

On October 5, 2016, the Contribution and Merger Agreement was executed by Old Alliqua, New Alliqua, Merger Sub and Soluble. Simultaneously with the execution of the Contribution and Merger Agreement, Old Alliqua and Soluble amended and restated the subordinated promissory note for the bridge loan to increase the principal amount by $500,000 to $1,000,000, with the additional $500,000 paid to Soluble on October 6, 2016. For a further discussion of the terms of the Contribution and Merger Agreement, the bridge loan and the other ancillary agreements contemplated by the Contribution and Merger Agreement, see the sections titled “The Contribution and Merger Agreement” beginning on page 81, “The Transactions—Bridge Loan” beginning on page 77 and “Ancillary Agreements” beginning on page 95 of the proxy statement/prospectus.

Old Alliqua’s Reasons for the Transactions

In reaching its decision to approve and adopt the Contribution and Merger Agreement and the Transactions and to recommend that its stockholders approve the proposals set forth in this proxy statement/prospectus, the Old Alliqua board of directors consulted with Old Alliqua management, as well as its outside financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Old Alliqua’s and Soluble’s business, operations, financial conditions, asset quality, earnings and prospects;

•	the strategic fit of the businesses of Old Alliqua and Soluble, including their complimentary markets, business lines, sales infrastructures and approaches to advanced tissue repair and wound care treatments;

•	the amounts and timing of the cost savings, related expenses and revenue synergies expected to result from the proposed Transactions;

•	the expectation that New Alliqua, as the combined company, would create long-term stockholder value by creating additional growth opportunities by leveraging the respective strengths of each business and expanding New Alliqua’s development pipeline and product portfolio;

•	the potential for expansion in the growing market for regenerative technology solutions and the opportunity to leverage complimentary sales and distribution channels of Old Alliqua and Soluble to market a broader portfolio of regenerative technology solutions with the combined company’s suite of proprietary products;

•	the expected benefits from securing a new distribution arrangement with SWAI and obtaining exclusive distribution rights for TheraSkin products in the U.S. and certain U.S. territories pursuant to terms of the Supply Agreement;

•	the opportunity to access increased selling resources, allowing New Alliqua to build a more targeted and focused selling organization, within both the hospital outpatient and surgical markets;

•	the demonstrated clinical effectiveness and economic value proposition of Soluble’s products;

•	the anticipated pro forma impact of the Transactions on New Alliqua, including the expected impact on financial metrics including earnings and operating cash flow;

•	the opportunity to strengthen Old Alliqua’s management team by adding Allan Staley, Soluble’s chief executive officer and co-founder, who is expected to head the reimbursement and payor policy group, and Linwood “Woody” Staub, Soluble’s president, who is expected to lead a new specialized surgical sales force;

•	its understanding of the current and prospective environment in which Old Alliqua and Soluble operate, including international, national, state and local economic conditions, the competitive environment for companies in the wound care industry generally, and the likely effect of these factors on Old Alliqua’s business both with and without the proposed Transactions;

•	its review and discussions with Old Alliqua’s management concerning the due diligence investigation of Soluble, including its review of Soluble’s financial condition, results of operation, asset quality, market areas, growth potential, product reimbursement and intellectual property;

•	the regulatory and other approvals required in connection with the acquired products and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the opinion of Cowen, dated October 4, 2016, addressed to the Old Alliqua board of directors, that, as of the date of the opinion, the consideration to be paid by New Alliqua to or on behalf of Soluble pursuant to the terms of the Contribution and Merger Agreement was fair, from a financial point of view, to Old Alliqua, which opinion was based on and subject to the assumptions made, procedures followed, matters considered, qualifications contained, limitations on the review undertaken, and other matters as more fully described below under “—Opinion of Old Alliqua’s Financial Advisor;” and

•	the financial and other terms of the Contribution and Merger Agreement, including the aggregate consideration paid to Soluble for the Asset Contribution, the expected tax treatment, the non-negotiation covenants and prohibitions on Soluble’s ability to seek another potential acquisition proposal, the lock-up period for the securities issuable to Soluble, the other deal protection and termination provisions, and restrictions on the conduct of Soluble and Old Alliqua’s respective businesses between the date of the Contribution and Merger Agreement and the date of completion of the Transactions, which it reviewed with its outside legal advisors.

Old Alliqua’s board of directors also considered potential risks relating to the Transactions, including the following:

•	Old Alliqua management’s attention and Old Alliqua resources may be diverted from the operation of Old Alliqua’s business and towards the completion of the Transactions;

•	Old Alliqua may not realize all of the anticipated benefits of the Transactions, including cost savings, maintenance of existing customer and employee relationships, and minimal disruption in the integration of Soluble’s operations and sales infrastructure;

•	the operational risks and challenges associated with integrating Soluble’s product portfolio and sales infrastructure;

•	the nature, amount and consequences of the consideration and other benefits to be received by Soluble in connection with the Asset Contribution pursuant to the Contribution and Merger Agreement, including the percentage of New Alliqua that could be owned by Soluble immediately after giving effect to the Transactions;

•	the risk that the Old Alliqua’s stockholders may fail to approve the proposals described in this proxy statement/prospectus;

•	the risk that the Transactions might not be completed in a timely manner or at all and the attendant adverse consequences for Old Alliqua and Soluble’s respective businesses as a result of the pendency of the combination and operational disruption;

•	the substantial costs that Old Alliqua will incur in connection with the Transactions, even if they are not consummated;

•	the risk that the required Financing might not be obtained or funded when required or at all, which could delay or prevent the closing of the Transactions;

•	the substantial additional indebtedness that Old Alliqua or New Alliqua will incur or assume in connection with the Transactions; and

•	the risk that the dilution associated with the issuance of the New Alliqua common stock and warrants in the Transactions and the Financing could result in fluctuations in the market price of New Alliqua common stock, including a stock price decrease.

The foregoing discussion of the factors considered by the Old Alliqua board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Old Alliqua board of directors. It also contains statements which are forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 39 of this proxy statement/prospectus. In reaching its decision to approve and adopt the Contribution and Merger Agreement and the Transactions, the Old Alliqua board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Old Alliqua board of directors considered all these factors as a whole, including discussions with, and questioning of, Old Alliqua's management and Old Alliqua's outside financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Soluble’s Reasons for the Transactions

Soluble’s manager and its board of directors considered many factors in making the decision to approve the Contribution and Merger Agreement. In arriving at this decision, Soluble’s manager and its board of directors consulted with Soluble’s senior management, legal advisors, reviewed a significant amount of information, considered a number of factors and concluded in their business judgment that the proposed Transactions are likely to result in significant strategic and financial benefits to Soluble and its members, including the following positive factors (not in any relative order of importance):

•	historical and current information concerning Soluble’s business, financial performance, financial condition, operations and management, including financial projections of Soluble under various scenarios and its short- and long-term strategic objectives and the significant risks associated therewith;

•	the consideration of strategic alternatives to the proposed Transactions with Old Alliqua, including other merger transactions with other companies, continuing to operate Soluble on a stand-alone basis, and the belief that the proposed Transactions with Old Alliqua would provide Soluble members with a greater potential opportunity to realize a return on their investment than any other alternative reasonably available to Soluble and its members;

•	the belief that the combination of Soluble’s and Old Alliqua’s businesses would create more value for the Soluble members in the long-term than Soluble could create as an independent, stand-alone company, given the anticipated costs, timing and risks associated with developing the market and increasing sales of TheraSkin, and the uncertain equity and debt markets, which Soluble historically has relied upon to raise additional financing to fund its operations;

•	the synergistic nature of Soluble’s and Old Alliqua’s businesses and geographic markets and the additional revenue growth opportunities presented by the combined company’s expanded and complementary product offering;

•	the current and prospective competitive climate in the medical products industry, including recent consolidation within the industry and significant regulatory, financial, economic and other challenges facing industry participants, and the belief that the combined company, in light of its larger scale, more comprehensive product offering and market presence, will be better positioned to meet these challenges;

•	the expectation that the combined company could achieve annual cost savings and synergies from, among other things, reductions in corporate overhead, administrative costs and duplicative sales and marketing costs in comparison to both companies on a stand-alone basis;

•	historical and current information concerning Old Alliqua’s business, financial performance, financial condition, operations and management, and the results of a due diligence investigation of Old Alliqua conducted by Soluble’s management;

•	the opportunity for the Soluble members to participate in the potential future value of the combined company, including future potential value from Old Alliqua’s products and products pipeline;

•	the terms and conditions of the Contribution and Merger Agreement, including without limitation, the following:

•	the structure of the Transactions and the level of certainty as to the percentage of the total shares of common stock of the combined company that Soluble and current Old Alliqua stockholders will own after the Transactions;

•	the fact that Soluble members could potentially receive stock in a publicly traded company as part of Soluble’s subsequent dissolution and winding up following the expiration of the lock-up period, thereby offering them increased liquidity; and

•	the belief that the parties’ respective representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, Soluble’s manager and board of directors also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Transactions, including the following:

•	the fact that in connection with a dissolution and winding up of Soluble, Soluble members could ultimately own a significantly smaller percentage in the combined company than such members own in Soluble currently;

•	the difficulty and costs inherent in the combination of two businesses of the size, geographic diversity of Soluble and Old Alliqua, and complexity and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the Transactions might not be fully or timely realized;

•	the restrictions on the conduct of Soluble’s business during the pendency of the Transactions, which may delay or prevent Soluble from undertaking potential business opportunities that may arise or may negatively affect Soluble’s ability to attract, retain and motivate key personnel;

•	the adverse impact that business uncertainty prior to the closing of the Transactions could have on Soluble’s ability to retain and motivate key personnel until the completion of the Transactions;

•	the time, effort and substantial costs involved in connection with entering into the Contribution and Merger Agreement and completing the Transactions and the related disruptions to the operation of Soluble’s business, including the risk of diverting management’s attention from other strategic priorities to implement integration efforts following the Transactions, and the risk that the operations of Soluble would be disrupted by employee concerns or departures or by changes to or termination of Soluble’s relationships with its customers, suppliers and independent sales representatives following the public announcement of the Transactions;

•	the fact that Soluble has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether the Transactions are consummated;

•	the risk that the Old Alliqua’s stockholders may fail to approve the proposals described in this proxy statement/prospectus;

•	the risk that Old Alliqua may fail to obtain the required Financing to complete the Transactions;

•	the possibility that the Transactions might be unduly delayed and the potential for such a delay to reduce or eliminate the expected benefits of the Transactions;

•	the possibility that the anticipated benefits of the Transactions may not be realized or that they may be lower than expected;

•	the fact that the anticipated cash resources of the combined company expected to be available at the closing of the Transactions would provide the combined company insufficient capital to execute its near-term business strategy before a subsequent financing may be completed;

•	the risk that sales of substantial amounts of common stock of the combined company immediately after the closing of the Transactions could adversely affect the market price of such common stock; and

•	the risk that the combined company’s financial forecasts are not attained at the level or within the timeframe expected.

After considering the foregoing potentially negative and potentially positive factors, Soluble’s manager and its board of directors concluded, in their business judgment, that the potentially positive factors relating to the Contribution and Merger Agreement and the Transactions contemplated thereby, including the Asset Contribution, outweighed the potentially negative factors.

The previous discussion of the information and factors considered by Soluble’s manager and its board of directors is not exhaustive, but is intended to reflect the material factors considered by Soluble’s manager and its board of directors in its consideration of the Transactions. In view of the complexity, and the large number, of the factors considered, Soluble’s manager and its board of directors, both individually and collectively, did not find it practicable, and did not attempt, to quantify or assign any relative or specific weight to the various factors. Rather, Soluble’s manager and its board of directors based their recommendation on the totality of the information presented to and considered by them. In addition, Soluble’s manager and individual members of the Soluble board of directors may have given different weight to different factors.

The previous discussion of the information and factors considered by Soluble’s manager and its board of directors is forward-looking in nature. This information should be read in light of the factors described under “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 39 of this proxy statement/prospectus.

Opinion of Old Alliqua’s Financial Advisor

Pursuant to an engagement letter with Old Alliqua (the “Engagement Letter”), dated as of August 1, 2016 and as amended as of September 21, 2016, Old Alliqua retained Cowen to serve as its exclusive financial advisor in connection with the Transactions, and to render an opinion, as investment bankers, to the Old Alliqua board of directors as to the fairness, from a financial point of view, to Old Alliqua of the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions.

On October 4, 2016, Cowen delivered to the Old Alliqua board of directors its oral opinion subsequently confirmed in writing (the “Opinion”) that, as of the date of the Opinion, and subject to the various assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein, the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions pursuant to the terms of the Contribution and Merger Agreement was fair, from a financial point of view, to Old Alliqua. The full text of the Opinion is attached as Annex B hereto and is incorporated herein by reference. Holders of shares of Old Alliqua common stock are urged to read the Opinion in its entirety for the assumptions made, procedures followed, matters considered, limitations of the review undertaken, qualifications contained and other matters set forth therein. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. The Opinion was prepared for and addressed to the Old Alliqua board of directors and was directed only to the fairness, from a financial point of view, of the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions pursuant to the terms of the Contribution and Merger Agreement, and does not constitute an opinion as to the merits of the Transactions or a recommendation to any stockholder as to how to vote on the proposed Transactions. The consideration to be paid in the Transactions by New Alliqua to or on behalf of Soluble was determined through negotiations between Old Alliqua and Soluble and not pursuant to recommendations of Cowen.

In connection with the Opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	the financial terms and conditions of the Transactions contained in a draft of the Contribution and Merger Agreement, dated October 3, 2016, which was the most recent draft made available to Cowen;

•	certain publicly available financial and other information for Old Alliqua and certain other relevant financial and operating data for Old Alliqua furnished to Cowen by the management of Old Alliqua;

•	certain financial and other information for Soluble and certain other relevant financial and operating data for Soluble furnished to Cowen by the management of Soluble and the management of Old Alliqua;

•	certain internal financial analyses, financial forecasts, reports and other information concerning Soluble (the “Soluble Forecasts”), prepared by the managements of Soluble and Old Alliqua, certain internal financial analyses, financial forecasts, reports and other information concerning Old Alliqua (the “Alliqua Forecasts”), prepared by the management of Old Alliqua, and the amounts and timing of the cost savings expected to result from the Transactions furnished to Cowen by the management of Old Alliqua (the “Expected Synergies”);

•	consensus estimates and financial projections in Wall Street analysts’ reports for Old Alliqua (together, “Wall Street Projections”);

•	discussions Cowen had with certain members of managements of each of Soluble and Old Alliqua, respectively, concerning the historical and current business operations, financial condition and prospects of Soluble and Old Alliqua, the Expected Synergies, and such other matters Cowen deemed relevant;

•	certain operating results of Soluble as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

•	the reported price and trading history of the shares of Old Alliqua common stock, as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	compared certain financial terms of the Transactions to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of the Opinion.

In conducting its review and arriving at the Opinion, Cowen, with Old Alliqua’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Soluble and Old Alliqua, respectively, or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the managements of Soluble and Old Alliqua as to the existing products and services of Soluble and Old Alliqua and the viability of, and risks associated with, the future products and services of Soluble and Old Alliqua. In addition, Cowen did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of Soluble or Old Alliqua. Cowen further relied upon Old Alliqua’s and Soluble’s representations that all information provided to Cowen by Old Alliqua or Soluble, as applicable, was accurate and complete in all material respects. Cowen, with Old Alliqua’s consent, assumed that the financial forecasts and description of Expected Synergies which Cowen examined were reasonably prepared by the managements of Soluble and Old Alliqua on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Soluble and Old Alliqua, as applicable, and such projections and Expected Synergies, and the Wall Street Projections utilized in Cowen’s analyses, provided a reasonable basis for the Opinion. The Opinion states that all such projected financial information is based upon numerous variables and assumptions and that actual results could vary significantly from those set forth in such projected financial information. Cowen expressed no opinion as to the Soluble Forecasts, the Alliqua Forecasts, the Wall Street Projections, the Expected Synergies or the assumptions on which they were made and did not in any respect assume any responsibility for the accuracy thereof.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Soluble or Old Alliqua since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Soluble or Old Alliqua, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of Soluble, Old Alliqua, New Alliqua or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters, either before or after the consummation of the Transactions. The Opinion does not address any legal, tax or accounting matters related to the Contribution and Merger Agreement or the Transactions, as to which Cowen assumed that Old Alliqua and the Old Alliqua board of directors received such advice from legal, tax and accounting advisors as each determined appropriate. The Opinion addresses only the fairness to Old Alliqua, from a financial point of view, of the consideration to be paid by New Alliqua to or on behalf of Soluble in the Transactions pursuant to the terms of the Contribution and Merger Agreement. Cowen did not express any view as to any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise, including, without limitation, the form or structure of the Transactions or any consequences of the Transactions on Old Alliqua, New Alliqua, Merger Sub or their respective stockholders, creditors, or employees or any other constituencies, including without limitation, the financing contemplated by the Contribution and Merger Agreement. The Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of the Opinion. The Opinion states that it should be understood that, although subsequent developments may affect the Opinion, Cowen does not have any obligation to update, revise or reaffirm the Opinion and Cowen expressly disclaims any responsibility to do so. Cowen expresses no view as to the price or trading range for shares of New Alliqua common stock following the consummation of the Transactions contemplated by the Contribution and Merger Agreement.

Cowen did not consider any potential legislative or regulatory changes being considered at the time of or recently enacted before the issuance of the Opinion by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board or any similar foreign regulatory body or board.

For purposes of rendering the Opinion, Cowen assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Contribution and Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Contribution and Merger Agreement and that all conditions to the consummation of the Transactions (including, without limitation, the financing contemplated by the Contribution and Merger Agreement) will be satisfied without waiver thereof, and without any adjustment to the consideration. Cowen assumed that the final form of the Contribution and Merger Agreement will be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Contribution and Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transactions. Cowen assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations.

The Opinion states that it is intended for the benefit and use of the Old Alliqua board of directors for its information and assistance in connection with its consideration of the financial terms of the Transactions and may not be reproduced, disseminated, quoted or referred to (in part or in whole) without Cowen’s prior written consent. However, the Opinion may be reproduced in full in disclosure documents relating to the Transactions which Old Alliqua or New Alliqua is required to file under the Securities Act or the Exchange Act, and distributed to Old Alliqua’s stockholders in accordance with the terms of the Engagement Letter. The Opinion does not constitute a recommendation to the board of directors or stockholders of Old Alliqua, New Alliqua or Soluble on whether or not to approve or to vote in favor of the Transactions or to take any other action in connection with the Transactions or otherwise. Cowen was not requested to opine as to, and the Opinion does not in any manner address, Old Alliqua’s or New Alliqua’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to other business strategies or transactions that might have been available to Old Alliqua or New Alliqua. Additionally, Cowen was not engaged to be involved in any determinations of the boards of directors of Old Alliqua or New Alliqua or the management of Old Alliqua to pursue strategic alternatives and Cowen was not authorized or requested to, and did not, investigate any other alternative transactions that may have been available to Old Alliqua. In addition, Cowen was not requested to opine as to, and the Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any officers, directors or employees of any party to the Transactions, or class of such persons, relative to the consideration to be paid by New Alliqua in the Transactions, (ii) the fairness of the Transactions or the consideration to be paid by New Alliqua in connection therewith to the holders of any class of securities, creditors or other constituencies of Soluble, New Alliqua or Old Alliqua, or (iii) whether Old Alliqua or New Alliqua had sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration required to be paid at the closing of the Transactions. Furthermore, Cowen expressed no view as to the price or trading range for shares of Old Alliqua common stock or New Alliqua common stock following the consummation of the Transactions.

The following is a brief summary of the principal financial analyses performed by Cowen to arrive at the Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen reviewed with the management of Old Alliqua the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Old Alliqua and Soluble. No limitations were imposed by the Old Alliqua board of directors with respect to the assumptions made, procedures followed, limitations of the review undertaken, qualifications contained and other matters considered by Cowen in rendering the Opinion.

Soluble

Analysis of Selected Publicly Traded Companies. To provide contextual data and comparative market information, Cowen compared selected historical operating and financial data and ratios for Soluble to the corresponding financial data and ratios of certain other companies (the “Selected Companies”) whose securities are publicly traded and which Cowen believes have operating, market valuation and trading valuations similar to what might be expected of Soluble. The companies utilized by Cowen in its analysis of selected publicly traded companies represented the universe of “pure play” wound care companies that were publicly traded at the time Cowen performed its analysis. These companies were:

•	Derma Sciences, Inc.(1)

•	MediWound Ltd.

•	MiMedx Group, Inc.

•	Osiris Therapeutics Inc.(2)

(1)	Included pro forma financials for the acquisition of BioD, LLC, the sale of First Aid Division and a private placement transaction in August 2016.

(2)	Based on financial data as of September 30, 2015 due to Osiris’s delayed filings of annual and quarterly financials.

The data and ratios included the market capitalization of common stock plus total debt less cash and cash equivalents (“Enterprise Value”) of the Selected Companies as a multiple of their last 12 month (“LTM”) and next 12 month (“NTM”) revenues. The following table presents the multiples implied by the ratios of Enterprise Values to LTM and NTM revenues.

	Selected Company Multiples
	Low		Median		Mean		High
Enterprise Value as a ratio of:
LTM Revenue	1.2	x	1.5	x	2.5	x	4.9	x
NTM Revenue	0.9	x	1.2	x	2.0	x	3.8	x

Based upon the information presented in the table above, Cowen’s experience in the wound care industry and its professional judgment, Cowen selected the mean and median multiples as the implied reference range multiples in its analysis. The following table presents the implied Enterprise Value of Soluble based on a range of 1.5x – 2.5x Enterprise Value/LTM revenue multiples and 1.2x – 2.0x Enterprise Value/NTM revenue multiples, in each case, compared to the implied Enterprise Value for Soluble of $36.8 million, which was the implied value of the consideration to be paid by New Alliqua to or on behalf of Soluble in the transactions contemplated by the Contribution and Merger Agreement and approved by Old Alliqua for Cowen’s use in connection with the Opinion.

	Reference Range Multiple	Implied Enterprise Value (in millions)
Enterprise Value as a multiple of:
LTM Revenue	1.5x – 2.5x	$24.6 – $41.4
NTM Revenue	1.2x – 2.0x	$29.0 – $47.5

Analysis of Selected Transactions. Cowen reviewed the financial terms, to the extent publicly available, of 11 transactions (the “MedTech Industry Transactions”) which represented the universe of acquisitions of high growth, commercial stage medical technology companies with emphasis on consumable or recurring revenue and implied enterprise values of $2 billion or less both announced and completed between April 30, 2010 and October 3, 2016. The selected group of "high growth" medical technology companies includes medical technology companies with projected LTM to NTM sales growth rates in the range of 16% to 49%. Based on the projections provided to Cowen by the management of Old Alliqua, the projected LTM (2016) to NTM (2017) sales growth rate of Soluble was 22%. These transactions were (listed as target/buyer):

Date	Target	Buyer
10/26/2015	TriVascular Technologies, Inc.	Endologix, Inc.
07/27/2015	X-Spine Systems, Inc.	Bacterin International Holdings, Inc.
02/02/2015	Celleration, Inc.	Old Alliqua
10/27/2014	Wright Medical Group Inc.	Tornier N.V.
05/05/2014	Choice Therapeutics, Inc.	Old Alliqua
08/15/2013	MAKO Surgical Corp.	Stryker Corporation
11/28/2012	Healthpoint Biotherapeutics Ltd.	Smith & Nephew plc
09/15/2012	Complete Genomics, Inc.	BGI-Shenzhen
09/20/2011	ClearStream Technologies Group plc	C.R. Bard Inc.
05/17/2011	Advanced BioHealing, Inc.	Shire plc
04/30/2010	Lifecore Biomedical, LLC	Landec Corporation

Cowen reviewed the Enterprise Values paid in the MedTech Industry Transactions as a multiple of the LTM and NTM revenues. The following table presents the multiples implied by the ratios of Enterprise Values to LTM and NTM revenues.

	Multiples for MedTech Industry Transactions
	Low		Median		Mean		High
Enterprise Value as a ratio of:
LTM Revenue	2.1	x	4.5	x	4.1	x	5.7	x
NTM Revenue	1.9	x	3.6	x	4.5	x	11.8	x

Based upon the information presented in the table above, Cowen’s experience in the medical technology industry and its professional judgment, Cowen selected the mean and median multiples as the implied reference range multiples in its analysis. The following table presents the implied Enterprise Value of Soluble based on a range of 4.1x - 4.5x Enterprise Value/LTM revenue multiples and 3.6x - 4.5x Enterprise Value/NTM revenue multiples, in each case, compared to the implied Enterprise Value for Soluble of $36.8 million, which was the implied value of the consideration to be paid by New Alliqua to or on behalf of Soluble in the transactions and approved by Old Alliqua for Cowen’s use in connection with the Opinion.

	Reference Range Multiple	Implied Enterprise Value (in millions)
Enterprise Value as a multiple of:
LTM Revenue	4.1x – 4.5x	$68.1 – $75.0
NTM Revenue	3.6x – 4.5x	$87.4 – $108.0

Discounted Cash Flow Analysis. Cowen estimated a range of values for Soluble based upon the discounted present value of the projected after-tax cash flows of Soluble described in the financial forecasts provided by management of Old Alliqua for Soluble’s fiscal years ending 2017 through 2021, and of the terminal value of Soluble at the fiscal year ending 2021, based upon multiples of revenue, in each case discounted back to December 31, 2016, the assumed closing date of the transactions contemplated by the Contribution and Merger Agreement. Unlevered free cash flow was calculated by taking operating earnings and subtracting from this amount projected taxes (which, at the direction of Old Alliqua, were estimated by Cowen to be zero for purposes of its Opinion), capital expenditures, and decreases in net working capital, and adding back projected depreciation and amortization, stock-based compensation, and increases in net working capital. This analysis was based upon certain assumptions described by and projections supplied by the management of Old Alliqua. In performing this analysis, Cowen utilized a discount rate of 13.8% based on the weighted average cost of capital calculated using the median unlevered beta from the Selected Companies and Old Alliqua’s current capital structure. Cowen utilized terminal multiples of revenue ranging from 1.5x to 2.5x, which range was selected by Cowen in its professional judgment and based on multiples implied by the ratios of Enterprise Values to LTM revenues for the Selected Companies.

Utilizing this methodology, the implied Enterprise Value of Soluble ranged from $43.2 million to $63.7 million, compared to the implied Enterprise Value for Soluble of $36.8 million, which was the implied value of the consideration to be paid by New Alliqua to or on behalf of Soluble in the transactions contemplated by the Contribution and Merger Agreement and approved by Old Alliqua for Cowen’s use in connection with the Opinion.

Old Alliqua

Trading History Analysis. In analyzing the consideration to be paid by Old Alliqua in connection with the transactions contemplated by the Contribution and Merger Agreement, Cowen reviewed and analyzed the reported price and trading history of shares of Old Alliqua common stock as compared to the reported price and trading histories of shares of the Selected Companies. Cowen noted that, as of October 3, 2016, shares of Old Alliqua common stock were trading at 20.6% of their 52 week high and 114.3% of their 52 week low, underperforming the trading of the shares of the Selected Companies. Furthermore, Cowen compared the multiples implied by the ratios of the Enterprise Values of the Selected Companies to their respective LTM and NTM revenues to the corresponding multiples for Old Alliqua (in each case utilizing Wall Street Projections). Cowen noted that Old Alliqua common stock, as of October 3, 2016, was trading below the mean and median ranges of the Selected Companies’ Enterprise Value to LTM and NTM revenue multiples.

Discounted Cash Flow Analysis. Cowen estimated the Enterprise Value of Old Alliqua by calculating the discounted present value of the projected after-tax cash flows of Old Alliqua based on the financial forecasts and assumptions provided by the management of Old Alliqua for fiscal years ending 2017 through 2021, and the terminal value of Old Alliqua at the fiscal year ending 2021, based upon multiples of revenue, in each case discounted back to September 30, 2016. Unlevered free cash flow was calculated by taking operating earnings and subtracting from this amount projected taxes (which, at the direction of Old Alliqua, were estimated by Cowen to be zero for purposes of its Opinion), capital expenditures and decreases in net working capital, and adding back projected depreciation and amortization, stock-based compensation and increases in net working capital. In performing this analysis, Cowen utilized a discount rate of 13.8% based on the weighted average cost of capital calculated using the median unlevered beta from the Selected Companies and Old Alliqua’s current capital structure. Cowen applied a terminal multiple of revenue of 1.5x, which was selected by Cowen in its professional judgment based on the median multiple implied by the ratios of Enterprise Values to LTM revenues for the Selected Companies, to derive an estimated Enterprise Value for Old Alliqua of approximately $27.1 million. After subtracting estimated debt of $12.6 million and adding back estimated cash of $12.6 million to such Enterprise Value, Cowen derived an estimated equity value of approximately $27.1 million for Old Alliqua.

Combined Company

Relative Contribution/Pro Forma Ownership Analysis. Cowen analyzed the respective contributions to the estimated total revenues, gross profit and operating income (or loss) by Old Alliqua and Soluble to the combined company for calendar years 2016 through 2018, based upon the Old Alliqua Forecasts and Soluble Forecasts and, at the direction of Old Alliqua, excluding any Expected Synergies and the impact of any financing contemplated in connection with the transactions contemplated by the Contribution and Merger Agreement, and compared the results to the pro forma ownership of the combined company following the transactions. The table below indicates the results of this analysis.

	% of Combined Company
	Soluble Contribution	Old Alliqua Contribution
CY 2016E
Total Revenues	50.6%	49.4%
Gross Profit	53.3%	46.7%
Operating Income (Loss)	Not meaningful(1)	Not meaningful(1)

CY 2017E
Total Revenues	50.0%	50.0%
Gross Profit	51.2%	48.8%
Operating Income (Loss)	Not meaningful(1)	Not meaningful(1)

CY 2018E
Total Revenues	47.9%	52.1%
Gross Profit	48.2%	51.8%
Operating Income (Loss)	Not meaningful(1)	Not meaningful(1)

(1)	Operating income numbers were negative and therefore not meaningful.

Cowen analyzed the pro forma ownership in the combined company (at the direction of Old Alliqua, excluding the impact of any financing contemplated in connection with the transactions contemplated by the Contribution and Merger Agreement) by the holders of Old Alliqua common stock and noted that current holders of Old Alliqua common stock would own approximately 62.8% of the combined company and equityholders of Soluble would own 37.2% of the combined company. Cowen noted that this percentage exceeded the percentage of Old Alliqua’s contributions to revenues and gross profit in each of the calendar years 2016 through 2018.

Discounted Cash Flow Analysis. Cowen estimated the Enterprise Value for the combined company by calculating the discounted present value of the projected after-tax cash flows of the combined company based on the financial forecasts and assumptions provided by management of Old Alliqua for fiscal years ending 2017 through 2021, and of the terminal value of the combined company at the fiscal year ending 2021, based upon multiples of revenue, in each case discounted back to December 31, 2016, the assumed closing date of the transactions contemplated by the Contribution and Merger Agreement. Unlevered free cash flow was calculated by taking operating earnings and subtracting from this amount projected taxes (which, at the direction of Old Alliqua, were estimated by Cowen to be zero for purposes of its Opinion), capital expenditures and decreases in net working capital, and adding back projected depreciation and amortization, stock-based compensation and increases in net working capital. In performing this analysis, Cowen utilized a discount rate of 13.8% based on the weighted average cost of capital calculated using the median unlevered beta from the Selected Companies and Old Alliqua’s current capital structure. Cowen applied a terminal multiple of revenue of 1.5x, which was selected by Cowen in its professional judgment based on the median multiple implied by the ratios of Enterprise Values to LTM revenues for the Selected Companies, to derive an estimated Enterprise Value of the combined company of approximately $108.8 million.

Has/Gets Analysis. Cowen calculated an estimated equity value of approximately $82.6 million for the combined company based on the implied Enterprise Value of $108.8 million derived from the discounted cash flow analysis for the combined company and subtracting from such Enterprise Value estimated debt of $22.5 million and estimated cash of negative $3.7 million. Applying the pro forma ownership in the combined company (excluding any financing contemplated in connection with the transactions contemplated by the Contribution and Merger Agreement) by the holders of Old Alliqua common stock of approximately 62.8%, Cowen calculated the value of the equity interest in the combined company to be held by holders of Old Alliqua common stock post-transaction to be approximately $51.9 million. At the direction of Old Alliqua, Cowen also assumed gross proceeds from the proposed equity offering of $25.0 million and a pro forma ownership in the combined company by the holders of Old Alliqua common stock post-transaction and post-offering of approximately 39.5% based on the 45-day volume weighted average price per share for Old Alliqua common stock of $0.89 as of October 3, 2016. Cowen then calculated the value of the equity interest in the combined company to be held by holders of Old Alliqua common stock post-transaction and post-offering to be approximately $41.8 million. Cowen noted that these implied equity values exceeded the estimated equity value of Old Alliqua of $27.1 million Cowen derived from the discounted cash flow analysis for Old Alliqua, and the estimated equity value of Old Alliqua of approximately $23.7 million Cowen calculated based on the price per share for Old Alliqua common Stock of $0.80 as of October 3, 2016.

Cowen also conducted a sensitivity analysis using a range of illustrative prices per share of $0.45 to $1.34 for the proposed equity offering contemplated by the Contribution and Merger Agreement, which range included prices from 50% below to 50% above the 45-day volume weighted average price per share for Old Alliqua common Stock of $0.89 as of October 3, 2016. The analysis yielded values of the equity interest in the combined company to be held by holders of Old Alliqua common stock post-transaction and post-offering ranging from $30.4 million to $47.7 million. Cowen noted that these implied equity values exceeded the estimated equity value of Old Alliqua of $27.1 million Cowen derived from the discounted cash flow analysis for Old Alliqua, and the estimated equity value of Old Alliqua of approximately $23.7 million based on the price per share for Old Alliqua common Stock of $0.80 as of October 3, 2016.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Old Alliqua board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the Opinion. Additionally, no company or transaction used in any analysis as a comparison is identical to Soluble, Old Alliqua, the combined company or the transactions contemplated by the Contribution and Merger Agreement, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of the selected companies or transactions to which they are being compared. Cowen used these analyses to determine the impact of various operating metrics on the implied Enterprise Values of Soluble, Old Alliqua and the combined company, to the extent applicable. Each of these analyses yielded a range of implied Enterprise Values, and therefore, such implied Enterprise Value ranges developed from these analyses were viewed by Cowen collectively and not individually.

In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Old Alliqua and Soluble. Except as otherwise noted, the information utilized by Cowen in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before October 3, 2016 and is not necessarily indicative of current market conditions. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of New Alliqua, Old Alliqua, Soluble, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and the Opinion were among several factors taken into consideration by the Old Alliqua board of directors in making its decision to enter into the Contribution and Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by the Old Alliqua board of directors to render the Opinion to the Old Alliqua board of directors because Cowen is a nationally recognized investment banking firm and because, Cowen as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade the securities of Old Alliqua for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. The issuance of the Opinion was approved by Cowen’s fairness opinion review committee.

Cowen is acting as exclusive financial advisor to the Old Alliqua board of directors in connection with the Transactions and will receive from Old Alliqua (i) a fee (the “Transaction Fee”) of $1,500,000 contingent upon the consummation of the Transactions, (ii) a fee (the “Break-up Fee”) of at least $1,125,000 if Old Alliqua receives any break-up fee if the Transaction are not consummated and (iii) a fee of 4% of the principal amount of any debt obtained by Old Alliqua in connection with the Transactions, if Old Alliqua obtains such debt financing from parties who Cowen contacted on behalf of Old Alliqua prior to the termination of Cowen’s engagement as Old Alliqua’s financial advisor with respect to such debt financing pursuant to an amendment to the Engagement Letter dated September 21, 2016. Cowen received a fee of $750,000 for providing the Opinion without regard to whether the Transactions are ultimately consummated, but which is creditable against any Transaction Fee or Break-up Fee. In addition, Old Alliqua agreed to reimburse certain of Cowen’s expenses and to indemnify Cowen for certain liabilities that may arise out of Cowen’s engagement. In the two years preceding the date of the Opinion, Cowen served as a financial advisor to Old Alliqua in its acquisition of Celleration, Inc. in 2015, and served as a bookrunner on Old Alliqua’s follow-on offering of common stock in 2015. Cowen received aggregate fees of $1,550,000 in connection with the Celleration, Inc. acquisition, and fees of approximately $1,000,000 net of syndicate expenses in connection with the follow-on offering. Except as stated in the immediately preceding sentence, in the two years preceding the date of the Opinion, Cowen had not had a material relationship with Old Alliqua or any other party to the Transactions and there were no material relationships mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Cowen and any party to the Transactions. Cowen and its affiliates may in the future provide commercial and investment banking services to Old Alliqua, New Alliqua, Soluble or their respective affiliates and may receive fees for the rendering of such services.

The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between Old Alliqua and Cowen, and the Old Alliqua board of directors was aware of the arrangement, including the fact that a significant portion of the Transaction Fee is contingent upon the completion of the Transactions.

Certain Unaudited Prospective Financial Information Regarding Old Alliqua and Soluble

Neither Old Alliqua nor Soluble, as a matter of course, makes public projections as to future performance, earnings or other results due to, among other things, the uncertainty of and changes to the underlying assumptions and estimates. In connection with the proposed Transactions, however, Old Alliqua's management provided to the Old Alliqua board of directors, in connection with its consideration of the proposed Transactions, and to Cowen, its financial advisor, for purposes of performing its financial analyses described above under "—Opinion of Old Alliqua's Financial Advisor,” certain unaudited prospective financial information with respect to Old Alliqua, Soluble and on a combined basis. Further, Soluble’s management provided to Old Alliqua and Cowen, certain unaudited prospective financial information of Soluble on a standalone, pre-transaction basis.

This non-public unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements or GAAP, but, in the view of Old Alliqua's management, was prepared on a reasonable basis, reflected the best then-available estimates and judgments and presented, to the best of Old Alliqua’s and Soluble's respective management's knowledge and belief, the expected course of action and the expected future financial performance of each of Old Alliqua, Soluble and on a combined basis. A summary of certain significant elements of the unaudited prospective financial information prepared by the managements of Old Alliqua and Soluble is set forth below, and is included in this proxy statement/prospectus solely because such information was made available to the Old Alliqua board of directors, in connection with its consideration of the proposed Transactions, and to Cowen, in connection with the preparation of its fairness opinion. The information included below does not comprise all of the prospective financial information provided by Old Alliqua to its board of directors and to Cowen.

The financial forecasts prepared by the management of Old Alliqua and set forth below were provided to Cowen on October 2, 2016. Although the financial forecasts are presented with numeric specificity, they reflect numerous estimates and assumptions of Old Alliqua’s management that were made at the time they were prepared, which involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Old Alliqua and Soluble operate, and the risks and uncertainties described under "Risk Factors", "Cautionary Statement Regarding Forward-Looking Statements", and, with respect to Old Alliqua, in the reports that Old Alliqua files with the SEC from time to time, and with respect to Soluble, in "Management's Discussion and Analysis of Financial Condition and Results of Operations of Soluble" included in this proxy statement/prospectus, all of which are difficult to predict and many of which are outside the control of Old Alliqua or Soluble and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ materially from those reflected in the financial forecasts, whether or not the Transactions are completed. Further, these assumptions do not include all potential actions that management could or might take during these time periods. The inclusion in this proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Old Alliqua, Soluble, their respective boards of directors, or Cowen considered, or now consider, these projections and forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither Old Alliqua, Soluble, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of these financial forecasts or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are not realized. Old Alliqua and Soluble do not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. In addition, the financial forecasts may not reflect the manner in which New Alliqua will operate the business of Soluble after the Transactions.

Neither Old Alliqua’s nor Soluble's independent registered public accounting firm nor Old Alliqua’s financial advisor, Cowen, or any other independent accountants have compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such information. The reports of the independent registered public accounting firms included elsewhere in this proxy statement/prospectus relate to the historical financial information of Old Alliqua and Soluble, respectively. Such reports do not extend to the financial forecasts and should not be read to do so.

By including in this proxy statement/prospectus a summary of certain financial forecasts, neither Old Alliqua nor Soluble nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Old Alliqua or Soluble compared to the information contained in the financial forecasts. Neither Old Alliqua, Soluble nor, after completion of the Transactions, New Alliqua undertakes any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the unaudited prospective financial information is not being included to influence the decision by Old Alliqua stockholders as to whether to vote for the approval of the New Alliqua Issuance Proposal, but is being provided because such information was considered in connection with the Transactions and was provided to the Old Alliqua board of directors and Cowen.

The unaudited prospective financial information set forth below constitutes forward-looking statements. For more information on factors which may cause future financial results to materially vary from those projected in the forecasts, see "Where You Can Find More Information," "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements.”

The following tables present selected unaudited prospective financial information of each of Old Alliqua, Soluble and the combined company for the years ending December 31, 2017 through December 31, 2021 prepared by Old Alliqua's management as of October 2, 2016, which information summarized the projections regarding each of Old Alliqua, Soluble and the combined company’s future financial performance at the time they were prepared and have not been subsequently updated:

Selected Unaudited Prospective Financial Information of Old Alliqua(1)

	FY2017E	FY2018E	FY2019E	FY2020E	FY2021E
	(all amounts in thousands)
Net revenue	$25,000	$31,300	$37,300	$49,900	$64,600
Operating (loss) income	$(21,000)	$(21,300)	$(17,100)	$(9,800)	$(300)
Adjusted EBITDA (2)	$(12,000)	$(12,300)	$(8,100)	$(800)	$8,700

(1)	The selected unaudited prospective financial information of Old Alliqua assumed continued significant growth in its biologics products as well as increased growth in sales of MIST Therapy. The operating results assumed gross margins for these products to be approximately 75%, consistent with present gross margins on these products. Significant additional investment in selling resources was assumed to achieve prospective net revenue.

(2)	Defined as net earnings before interest expense, income taxes, depreciation, amortization and interest income and acquisition-related expenses and excludes impact of stock-based compensation.

Selected Unaudited Prospective Financial Information of Soluble(1)

	FY2017E	FY2018E	FY2019E	FY2020E	FY2021E
	(all amounts in thousands)
Net revenue	$25,000	$28,800	$34,800	$36,500	$39,100
Operating income	$500	$2,200	$5,500	$6,100	$7,300
Adjusted EBITDA (2)	$700	$2,400	$5,700	$6,300	$7,500

(1)	The selected unaudited prospective financial information of Soluble assumed continued strong growth in TheraSkin, as well as revenue recognition and operating profit margins consistent with the new Supply Agreement. Significant additional investment in selling resources was assumed to achieve prospective net revenue.

(2)	Defined as net earnings before interest expense, income taxes, depreciation, amortization and interest income and acquisition-related expenses and excludes impact of stock-based compensation.

Selected Unaudited Prospective Financial Information of the Combined Company(1)

	FY2017E	FY2018E	FY2019E	FY2020E	FY2021E
	(all amounts in thousands)
Net revenue	$50,000	$60,000	$72,000	$86,400	$103,680
Operating (loss) income	$(7,100)	$(6,200)	$(1,300)	$4,600	$13,680
Adjusted EBITDA (2)	$2,000	$3,000	$7,800	$13,800	$22,900

(1)	The selected unaudited prospective financial information of the combined company assumed continued strong growth in Old Alliqua’s and Soluble’s products as well as revenue recognition and operating margins consistent with the new Supply Agreement for TheraSkin. Significant operating expense synergies for the combined company were assumed largely due to significantly lower planned investment in selling resources, as well as other projected savings in general and administrative expenses, as compared to the unaudited prospective financial information of Old Alliqua and Soluble.

(2)	Defined as net earnings before interest expense, income taxes, depreciation, amortization and interest income and acquisition-related expenses and excludes impact of stock-based compensation.

Board Composition and Management of New Alliqua after the Transactions

The directors and officers of Old Alliqua immediately prior to the effective time of the Merger will be the directors and officers of New Alliqua immediately after the consummation of the Transactions. In addition, pursuant to the terms of the Contribution and Merger Agreement, as soon as practical following the effective time of the Merger, Soluble will be entitled to appoint one additional director to New Alliqua’s board of directors. See “The Contribution and Merger Agreement—Director Appointment to New Alliqua Board” for more information regarding Soluble’s right to appoint a director to New Alliqua’s board of directors in connection with the Transactions.

Information about current directors and executive officers of Old Alliqua can be found in the sections titled “Management of New Alliqua – Executive Officers and Directors” and “Security Ownership of Certain Beneficial Owners and Management” beginning on pages 146 and 158, respectively.

Regulatory Approvals Required for the Transactions

Completion of the Transactions is subject to prior receipt of all approvals required to be obtained from applicable governmental and regulatory authorities. Subject to the terms and conditions of the Contribution and Merger Agreement, Old Alliqua, New Alliqua and Soluble have agreed to use their commercially reasonable efforts and cooperate to prepare and file, as promptly as possible, all necessary documentation and to obtain as promptly as practicable all regulatory approvals required or advisable to complete the transactions contemplated by the Contribution and Merger Agreement.

The parties to the Contribution and Merger Agreement believe that the Transactions do not raise substantial antitrust or other significant regulatory concerns and that all parties will be able to obtain all requisite regulatory approvals (if any) prior to the anticipated closing. However, at any time before or after the closing of the Transactions, the FTC, the Antitrust Division or others (including foreign regulatory agencies, states and private parties) could challenge the Transactions and take action under antitrust laws. There can be no assurance that a challenge to the Transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

Old Alliqua and New Alliqua must also comply with the applicable federal and state securities laws and the rules and regulations of NASDAQ for the approval of the listing application to be submitted in connection with the issuance of shares of New Alliqua common stock in the Transactions and the filing of this proxy statement/prospectus with the SEC.

The parties' obligation to complete the Transactions is conditioned upon the receipt of all required regulatory approvals. The parties will use their respective commercially reasonable efforts to resolve any objections that may be asserted by any regulatory authority with respect to the Contribution and Merger Agreement or the Transactions. For further information, see the section titled “The Contribution and Merger Agreement—Conditions to Completion of the Transactions” on page 92 of this proxy statement/prospectus.

The foregoing is a summary of the material regulatory requirements for the Transactions, satisfaction or waiver of certain of which requirements is a condition to the completion of the Transactions. There can be no guarantee as to if and when any of the consents or approvals required for the Transactions will be obtained or as to the conditions that such consents and approvals may contain.

Accounting Treatment

New Alliqua, together with Old Alliqua, will account for the Transactions using the acquisition method of accounting which is based on Accounting Standards Codification Topic 805, Business Combinations. The acquisition method of accounting requires that we record all assets acquired and liabilities assumed of the acquired businesses, including tangible property, intangible assets, and contingent liabilities, at their fair value on the acquisition date. The excess of the consideration transferred (purchase price) over the fair value of the net assets acquired will be recognized as goodwill.

No Appraisal Rights

Under applicable Delaware law, Old Alliqua stockholders do not have appraisal rights in connection with the transactions contemplated by the Contribution and Merger Agreement.

Listing of New Alliqua Common Stock

Old Alliqua common stock is currently listed on the NASDAQ Capital Market under the symbol “ALQA.” In connection with the holding company reorganization, Old Alliqua expects to cause the listing of the New Alliqua common stock to be treated as a substitution listing event under applicable NASDAQ Listing Rules, such that New Alliqua common stock will be listed on the NASDAQ Capital Market under Old Alliqua’s current symbol “ALQA.” In addition, pursuant to the Contribution and Merger Agreement, New Alliqua and Old Alliqua have agreed to use commercially reasonable efforts to cause the shares of New Alliqua common stock issued to Soluble in the Transactions to be approved for listing on the NASDAQ Capital Market, subject only to official notice of issuance. Each party’s obligation to complete the Transactions is also conditioned upon, among other things, such shares of New Alliqua common stock being approved for listing on the NASDAQ Capital Market. For further information, see the section titled “The Contribution and Merger Agreement—Conditions to Completion of the Transactions” on page 92 of this proxy statement/prospectus.

Financing

Pursuant to the terms of the Contribution and Merger Agreement, Old Alliqua and New Alliqua have agreed to use commercially reasonable efforts to secure the necessary Financing to fund the liabilities of Soluble assumed in the Transactions and other expenses of the Transactions. The funding of the Financing for gross proceeds (inclusive of any indebtedness under the respective credit agreements of Soluble and Old Alliqua that is assumed, restructured or refinanced) of at least $45 million is a condition to each party’s obligation to complete the Transactions. Old Alliqua currently expects to restructure or refinance the existing senior debt obligations of both Old Alliqua and Soluble totaling in the aggregate approximately $26.2 million. Old Alliqua and New Alliqua are also investigating all options to raise sufficient additional funds for the required Financing, which may include a debt and/or equity offering.

As of the date of this proxy statement/prospectus, the structure, terms and definitive documentation for the required Financing have not been finalized and, accordingly, the actual terms of the Financing may differ significantly from those described in this proxy statement/prospectus. There is a risk that the Financing condition will not be satisfied and the Financing may not be funded when required or at all. Failure to have the Financing condition satisfied or waived by the outside date could delay or prevent the closing of the Transactions.

The closing of the Transactions is conditioned upon, among other things, the funding of the required Financing. For further information, see the sections titled “The Contribution and Merger Agreement—Conditions to Completion of the Transactions” and “Risk Factors” on pages 92 and 19, respectively, of this proxy statement/prospectus.

Bridge Loan

In connection with the Transactions, Old Alliqua provided Soluble with a $1,000,000 bridge loan pursuant to the terms and conditions of that certain amended and restated subordinated promissory note, dated as of October 5, 2016. Under the terms of the note, interest accrues at the rate of 6% per annum and matures on the earliest of the date of termination of the Contribution and Merger Agreement, the closing date of the Transactions and the date that an event of default has occurred and is continuing under the terms of the note.

The note is subordinated to all existing senior indebtedness of Soluble to SWK Funding, LLC. The note also contains terms that require mandatory prepayments upon the occurrence of certain events any time while the note is outstanding, including any additional indebtedness (other than certain permitted debt) incurred by Soluble, the issuance of any Soluble membership interests and any asset sale or settlement of any insurance claim or condemnation proceeding relating to any asset of Soluble. In addition, the note contains certain other covenants, restrictions and events of default that are customary for notes of this nature. Pursuant to the terms of the Contribution and Merger Agreement, any outstanding amounts payable under the bridge loan at closing will be deducted from the total value of the shares of New Alliqua common stock that are issuable to Soluble at the closing of the Transactions.

Extension Loan

Subject to the terms and conditions set forth in the Contribution and Merger Agreement, in the event that Old Alliqua requires an extension of the outside date of the Contribution and Merger Agreement beyond January 31, 2017 to February 28, 2017 and thereafter to March 31, 2017 due to its inability to secure the required Financing or delays resulting from SEC comments to the registration statement, of which this proxy statement/prospectus forms a part, Old Alliqua or New Alliqua must provide Soluble with five business days’ prior written notice and a $350,000 extension loan prior to each one-month extension. Each extension loan would be payable upon and subject to the terms and conditions of a promissory note in substantially the form of the note evidencing the bridge loan. Pursuant to the terms of the Contribution and Merger Agreement, any outstanding amounts payable under the extension loan at closing will be deducted from the total value of the equity consideration issuable to Soluble at the closing of the Transactions or repaid in full upon a termination of the Contribution and Merger Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

The following discussion summarizes and is the opinion of Haynes and Boone, LLP of the material U.S. federal income tax consequences of the Transactions that are expected to apply generally to U.S. holders (as defined below) of Old Alliqua common shares, options and warrants. For purposes of this discussion, a "U.S. holder" is a beneficial owner of an Old Alliqua common share, option or warrant that is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect. This discussion assumes that the Transactions will be completed in accordance with the terms of the Contribution and Merger Agreement. No ruling has been or will be sought from the Internal Revenue Service (the "IRS") as to the U.S. federal income tax consequences of the Transactions, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion does not address the tax consequences of transactions effectuated prior to or after the Transactions (whether or not such transactions occur in connection with the Transactions), including, without limitation, an exercise of an Old Alliqua option or warrant or the acquisition or disposition of shares of Old Alliqua common shares other than pursuant to the Transactions. It also does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder's particular circumstances or to a U.S. holder subject to special rules, such as:

•	U.S. holders subject to special treatment under U.S. federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, or tax-exempt organizations);

•	a U.S. holder that holds Old Alliqua common shares as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy;

•	a U.S. holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a U.S. holder that is a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	a U.S. holder that holds Old Alliqua common shares through a pass-through entity;

•	a U.S. holder liable for the alternative minimum tax; or

•	a U.S. holder who acquired Old Alliqua common shares pursuant to the exercise of options or rights or otherwise as compensation or through a tax-qualified retirement plan.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Transactions. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the Transactions, or the consequences under any proposed Treasury regulations that have not taken effect as of the date of this document. Accordingly, Old Alliqua stockholders should consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the Transactions.

Consequences of Exchange to U.S. Holders

The Transactions, when taken together, will constitute an exchange to which Section 351 of the Code applies and a reorganization within the meaning of Section 368(a) of the Code. As a result, no gain or loss will be recognized by Old Alliqua stockholders, warrant holders and option holders as a result of the Transactions. Such holder will have a tax basis in the New Alliqua common shares, warrants or options received in the Transactions equal to the tax basis of the Old Alliqua common shares, warrants or options surrendered therefor. The holding period for New Alliqua common shares, options and warrants received in the Transactions should include the holding period for the Old Alliqua common shares, options and warrants surrendered therefor.

No assurance can be given that changes in tax law (or in the interpretation or administration thereof by tax authorities) will not occur or that the IRS will not take a position that is, in either case, adverse to the U.S. holders. In addition, the tax treatment of the Transactions may be changed at any time by legislative, judicial or administrative action, and any such change may have retroactive effect. If the Transactions do not qualify under both Section 351 and Section 368(a) of the Code, then each U.S. holder would recognize capital gain or loss equal to the difference between (1) the sum of the fair market value of its New Alliqua common shares, warrants and options, as of the effective date of the Transactions, received by such U.S. holder pursuant to the Transactions and (2) its adjusted tax basis in its Old Alliqua common shares, warrants and options surrendered in exchange therefor.

Consequences to Old Alliqua and New Alliqua

Neither Old Alliqua nor New Alliqua will recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of Old Alliqua shares, warrants and options for New Alliqua shares, warrants and options in the Transactions or as a result of the issuance of New Alliqua common shares, warrants and options in the Transactions.

Distributions on New Alliqua Common Shares

In general, any distribution in respect of New Alliqua common shares will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a U.S. Holder receives a distribution that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital and thereafter as capital gain. Such gain will be long-term capital gain if the U.S. Holder’s holding period in New Alliqua common shares exceeds one year. Non-corporate U.S. Holders may be entitled to a preferential rate of tax on such dividends if certain holding periods are met. Corporate U.S. Holders may be entitled to a dividends received deduction.

Sale, Exchange or Other Disposition of Shares

A U.S. Holder’s initial tax basis in its New Alliqua common shares will be such holder’s adjusted tax basis in its Old Alliqua shares exchanged therefor. A U.S. Holder will generally recognize capital gain or loss on the sale, exchange or other disposition of the New Alliqua common shares equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in the New Alliqua common shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Information on Transactions to Be Filed with Old Alliqua Stockholders' Returns

U.S. holders that qualify as "significant transferors" and certain U.S. stockholders of foreign corporations that qualify as significant transferors will generally be required to attach statements to their tax returns for the year in which the Transactions are consummated that contain the information listed in Treasury Regulation Section 1.351-3 and Treasury Regulation Section 1.368-3. With respect to a statement required by Treasury Regulation Section 1.351-3, a significant transferor generally includes a person that, immediately after the exchange of Old Alliqua common shares for New Alliqua common shares, owns at least five percent (by vote or value) of the total outstanding shares of New Alliqua. With respect to a statement required by Treasury Regulation Section 1.368-3, a significant transferor generally includes a person that, immediately before the exchange of Old Alliqua common shares for New Alliqua common shares, owns at least five percent (by vote or value) of the total outstanding shares of Old Alliqua. The statements must include, among other things, the significant transferor's tax basis in and the fair market value of the Old Alliqua common shares that it exchanges for New Alliqua common shares.

THE CONTRIBUTION AND MERGER AGREEMENT

The following describes certain aspects of the Transactions, including certain material provisions of the Contribution and Merger Agreement. The following description of the Contribution and Merger Agreement is subject to, and qualified in its entirety by reference to, the full text of the Contribution and Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Contribution and Merger Agreement carefully and in its entirety, as it is the legal document governing the Transactions contemplated thereby.

The Contribution and Merger Agreement and this summary of its terms have been included with this document to provide you with information regarding its terms and are not intended to provide, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Old Alliqua, New Alliqua or Soluble. The representations and warranties contained in the Contribution and Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Transactions if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to disclosures not reflected in the Contribution and Merger Agreement and to a contractual standard of materiality different from that generally applicable to stockholders. Furthermore, you should not rely on the covenants in the Contribution and Merger Agreement as actual limitations on the respective businesses of New Alliqua, Old Alliqua or Soluble, because any party may take certain actions that are either expressly permitted in the confidential disclosures to the Contribution and Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public.

Form, Effective Time and Closing of Merger

In connection with the Transactions, Old Alliqua has formed New Alliqua, a wholly owned subsidiary of Old Alliqua, and New Alliqua has formed Merger Sub, a wholly owned subsidiary of New Alliqua. The Contribution and Merger Agreement provides that, at the effective time of the Merger, Merger Sub shall merge with and into Old Alliqua. Upon completion of the Merger, the separate corporate existence of Merger Sub will cease and Old Alliqua will continue as the surviving corporation. As a result of the Merger, Old Alliqua shall become a wholly owned subsidiary of New Alliqua.

One full day prior to the closing date, Old Alliqua and Merger Sub shall file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at such time the certificate of merger has been duly filed by with the Secretary of State of the State of Delaware or at such times agreed to by Old Alliqua and Merger Sub.

Directors and Officers of the Surviving Corporation

The directors and officers of Merger Sub immediately prior to the effective time of the Merger shall, from and after the effective time of the Merger, be the directors and officers of Old Alliqua, the surviving corporation, immediately following the Merger.

Directors and Officers of New Alliqua

The directors and officers of Old Alliqua immediately prior to the effective time of the Merger shall, from and after the effective time of the Merger, be the directors and officers of New Alliqua immediately following the Merger.

Director Appointment to New Alliqua Board

Pursuant to the terms of the Contribution and Merger Agreement, New Alliqua has agreed to appoint one additional director designated by Soluble to the New Alliqua board of directors as soon as practicable after the effective time. New Alliqua expects to increase the number of directors on the New Alliqua board of directors by one and, following the effective time of the Merger, appoint Soluble’s designee to fill the vacancy established by the newly created directorship, to serve until the next annual meeting of stockholders of New Alliqua following the expiration of the twelve month lock-up period after the closing date, or until his successor has been duly elected or appointed and qualified or until the earlier of his death, resignation or removal in accordance with the certificate of incorporation and bylaws of New Alliqua.

Certificate of Incorporation and Bylaws of the Surviving Corporation

The certificate of incorporation and bylaws of Old Alliqua as in effect immediately prior to the effective time will also become the governing documents of the surviving corporation immediately following the Merger until subsequently amended in accordance with their terms and applicable law, except that from and after the effective time: (i) the name of the surviving corporation will be changed to a name selected by Old Alliqua; (ii) the total number of shares of capital stock of the surviving corporation shall be 10,000, consisting of 9,000 shares of common stock, par value $0.001 per share and 1,000 shares of preferred stock, par value $0.001 per share; and (iii) the certificate of incorporation will include a new provision whereby other than the election or removal of directors of Old Alliqua, any act or transaction involving Old Alliqua that requires adoption under DGCL or Old Alliqua’s certificate of incorporation shall also require the approval of the stockholders of New Alliqua by the same vote as is required by the DGCL or Old Alliqua’s certificate of incorporation.

Certificate of Incorporation and Bylaws of New Alliqua

Prior to the effective time of the Merger, New Alliqua will file an amendment to its certificate of incorporation and amend its bylaws so that from and after the effective time of the Merger, New Alliqua’s certificate of incorporation and bylaws will contain provisions identical to those of the certificate of incorporation and bylaws of Old Alliqua immediately prior to the effective time of the Merger. Additionally, from and after the effective time of the Merger, the name of New Alliqua will be changed to “Alliqua BioMedical, Inc.”

Effects of the Merger

At the effective time of the Merger, all shares of Old Alliqua common stock that are owned by Old Alliqua, New Alliqua, Merger Sub or Soluble or any of their subsidiaries or otherwise held in treasury will be cancelled and no payment will be made with respect to such shares. Additionally, at the effective time, each share of New Alliqua owned by Old Alliqua immediately prior to the effective time shall be automatically cancelled.

At the effective time of the Merger, each Old Alliqua common share outstanding immediately prior to the effective time of the Merger (except for the common stock cancelled as described above) shall automatically be converted into one fully paid and non-assessable share of New Alliqua common stock. This conversion will occur by virtue of the Merger and without an exchange of stock certificates. Additionally, at the effective time of the Merger, all shares of Old Alliqua common stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such share of Old Alliqua common stock shall cease to have any rights with respect to such Old Alliqua common stock. At the effective time, the designations, rights, preferences and restrictions of New Alliqua common stock will be identical to those of Old Alliqua common stock immediately prior to the effective time of the Merger. Until surrendered for transfer or exchange in the ordinary course, each outstanding share certificate that, immediately prior to the effective time, evidenced Old Alliqua common shares will, from the effective time, be deemed and treated for all purposes to evidence the ownership of the same number of New Alliqua common shares. In addition, each outstanding book-entry share that, immediately prior the effective time, evidenced Old Alliqua common shares will, from and after the effective time, be deemed and treated for all purposes to evidence the ownership of the same number of New Alliqua common shares.

At the effective time, each Merger Sub common share outstanding immediately prior to the effective time of the Merger shall automatically be converted into one fully paid and non-assessable share of Old Alliqua common stock.

Listing of New Alliqua Common Stock

At least fifteen days prior to the effective time of the Merger, Old Alliqua will file with the Nasdaq Capital Market the appropriate forms and documents in order to effect a substitution listing event such that New Alliqua common stock will be traded on the Nasdaq as of the effective time.

Treatment of Old Alliqua Stock Options and Warrants

As of the effective time, each outstanding option or right to acquire Old Alliqua common stock granted under any equity compensation plan of Old Alliqua prior to the effective time shall: (i) continue to vest or accelerate according to the applicable Old Alliqua stock plan or award agreement, (ii) will cease to represent a right to acquire Old Alliqua common shares and (iii) will be converted automatically into a right to acquire the same number of New Alliqua common shares, on the same terms and conditions as were applicable under such Old Alliqua stock option.

As of the effective time, each outstanding restricted share of Old Alliqua common stock granted under any equity compensation plan of Old Alliqua prior to the effective time shall: (i) continue to vest or accelerate according to the applicable Old Alliqua stock plan or award agreement, (ii) shall be exchanged for one share of New Alliqua common stock and (iii) shall remain subject to the same restrictions and other terms as set forth in the applicable Old Alliqua stock plan or award agreement.

As of the effective time, each outstanding restricted stock unit, deferred stock unit or phantom unit of in respect to a share of Old Alliqua common stock granted under any equity compensation plan of Old Alliqua prior to the effective time shall: (i) continue to vest or accelerate according to the applicable Old Alliqua stock plan, (ii) shall be subject to the same terms as provided in the plan or award agreement pursuant to which the restricted stock unit, deferred stock unit or phantom unit was granted and (iii) shall be converted into a number of restricted stock units, deferred stock units or phantom units in respect of shares of New Alliqua common stock, equal to the number of shares underlying such restricted stock unit, deferred stock unit or phantom unit held by the grantee immediately prior to the effective time.

As of the effective time, each warrant to purchase shares of Old Alliqua common stock outstanding as of immediately prior to the effective time shall be cancelled and terminated and upon the cancellation thereof be converted into a right to acquire shares of New Alliqua common stock on the same terms as the cancelled warrant.

As soon as possible after the effective time, New Alliqua shall, to the extent it deems it appropriate, file a post-effective amendment to Old Alliqua’s currently effective registration statements, adopting such registration statements as its own registration statements.

Appraisal Rights

Under applicable Delaware law, none of Old Alliqua’s stockholders will have appraisal rights in connection with the Transactions.

Withholding Rights

Each of Old Alliqua, New Alliqua and Merger Sub shall be entitled to deduct and withhold from any amounts otherwise payable to any person under the Contribution and Merger Agreement, such amounts as may be required to be deducted and withheld with respect to payments under any provision of any applicable tax laws. All amounts so deducted or withheld and paid over to the applicable governmental authority will be treated for purposes of the Contribution and Merger Agreement as having been paid to the holder in respect of which such deduction and withholding was made.

The Asset Contribution

Prior to or at the closing, Soluble shall contribute and New Alliqua shall accept all of Soluble’s rights, titles and interests in and to the properties and assets that are owned by Soluble, other than various Excluded Assets described below, free and clear of all liens other than certain permitted liens. The contributed assets will include, without limitation, the following:

•	any cash in excess of $150,000;

•	all personal property, machinery, and other tangible and intangible personal property;

•	all accounts or notes receivable;

•	all licenses;

•	all permits;

•	all rights under the contracts to be assumed by New Alliqua;

•	all client and customer lists;

•	list of employees and agents;

•	all intellectual property;

•	all energy credits;

•	all website and domain names;

•	copies of books and records;

•	any rights to any claims Soluble may have against another person;

•	any prepaid expenses or advance payments; and

•	all good will.

Excluded Assets

After the closing date, none of the following assets shall be contributed to New Alliqua and Soluble shall retain all rights, titles, and interest in the following assets (the “Excluded Assets”):

•	all rights granted to Soluble under the Contribution and Merger Agreement and the ancillary documents;

•	$150,000 in cash;

•	all original books and records;

•	personal items;

•	all amounts already deposited in any Soluble benefit plan;

•	all refunds related to taxes; and

•	all insurance policies or rights to proceeds from such policies.

Assumed Liabilities

Prior to or at the closing, Soluble shall contribute the following liabilities (the “Assumed Liabilities”) to New Alliqua and New Alliqua agrees to assume, perform and discharge when due the following liabilities and no other liabilities of Soluble:

•	all liabilities relating to contracts specifically assumed by New Alliqua;

•	all tax liabilities for Soluble after the closing date;

•	any unpaid amounts due to SWK pursuant to that certain credit agreement, dated as of June 1, 2015 between Soluble and SWK;

•	certain liabilities specifically assumed by New Alliqua and listed on a disclosure schedule;

•	current payroll and commission related liabilities;

•	all liabilities related to accounts payable with certain exceptions; and

•	all trade accounts payable by Soluble to a third party.

Additionally, unless specifically stated as included in the Assumed Liabilities, none of the Assumed Liabilities shall include any liabilities relating to the condition of the contributed assets that existed on or prior to the closing date or relating to any acts errors or omissions relating to or arising out of the business of Soluble or the contributed assets which occurred on or prior to the closing date.

Excluded Liabilities

After the closing date, none of the following liabilities shall be contributed by New Alliqua and Soluble shall retain all of the following liabilities (the “Excluded Liabilities”):

•	all liabilities related to services performed by Soluble prior to the closing date;

•	all product liability of Soluble’s prior to the closing date;

•	all employment related liability prior to the closing date;

•	all liabilities related to: (i) contracts not assumed by New Alliqua or (ii) if assumed by New Alliqua, prior to the closing date;

•	all liabilities relating to Excluded Assets;

•	all liabilities related to any indebtedness;

•	all liabilities related to taxes prior to the closing date;

•	all liabilities for fees and expenses incurred by Soluble as part of this Transaction;

•	all liabilities for any litigation related to (i) Soluble prior to the closing date or (ii) an Excluded Asset;

•	all liabilities related to customer disputes prior to the closing date;

•	all liabilities related to Soluble’s benefit plan;

•	any employment matter related liabilities;

•	any liability related to failure to comply with a governmental order; and

•	any liability related to a hazardous material.

Consideration for Asset Contribution

In connection with the Asset Contribution, Soluble will receive the following consideration:

(i)	a number of shares of New Alliqua common stock, based on a per share price equal to $0.89, with an initial aggregate value of $35,000,000, minus the amounts listed below (the “Equity Consideration”);

•	$12,397,500, which represents the outstanding principal balance of Soluble’s obligations under its credit agreement, plus an amount equal to sixty percent (60%) of any additional cash or equity payments made to SWK in excess of such amount;

•	$5,134,666.48 plus any unpaid interest owed to any Soluble subordinated note holders accrued from and after August 1, 2016;

•	$480,000, equal to forty (40%) of the aggregate value payable to SWAI at the closing pursuant to the Supply Agreement;

•	the aggregate amount outstanding and payable to Old Alliqua with respect to the $1,000,000 bridge loan provided to Soluble, including all accrued and unpaid interest thereon, as of and through the closing date;

•	the aggregate amount outstanding and payable to Old Alliqua with respect to any extension loans provided to Soluble, including all accrued and unpaid interest thereon, as of and through the closing date;

•	$150,000, representing transaction expenses incurred by Old Alliqua;

•	the amount of any unpaid transaction expenses of Soluble at the closing; and

•	$3,500,000, representing the value of the shares of New Alliqua common stock to be deposited with a designated escrow agent at closing and held in escrow.

(ii)	warrants to purchase 4,000,000 shares of New Alliqua common stock, with an exercise price of $1.068 per share (the “Warrant Consideration”); and

(iii)	the extinguishment or payment by Old Alliqua at closing of its portion of certain indebtedness or payments owed to SWK and SWAI which will not be considered an adjustment to the Equity Consideration.

Lockup and Voting Agreement

The Contribution and Merger Agreement provides that any shares of New Alliqua common stock issued to Soluble as part of the consideration for the Asset Contribution will be subject to the terms and conditions set forth in that certain lock-up agreement and voting agreement to be executed and delivered by Soluble at the closing. Pursuant to those agreements, Soluble will agree, among other things, (i) not to sell any shares of New Alliqua common stock received as contribution consideration for a period of twelve (12) months following the closing and (ii) to vote fifty percent (50%) of such shares of New Alliqua common stock in accordance with the terms of the voting agreement. For more information, see the sections below titled “Ancillary Agreements—Lockup Agreement” and “—Voting Agreement” beginning on page 95 of this proxy statement/ prospectus.

Escrow Account

At the closing, a portion of the Equity Consideration equal to $3,500,000 in shares of New Alliqua common stock, or 3,932,584 shares of New Alliqua common stock, will be held back and deposited in escrow with a designated escrow agent in order to secure post-closing adjustments to the Equity Consideration and certain indemnification obligations of Soluble for 12 months after the closing date.

Subject to the terms set forth in the Contribution and Merger Agreement and that certain related escrow agreement to be entered into with the escrow agent prior to closing, upon termination of the escrow agreement 12 months after the closing date, all remaining amounts in the escrow account not subject to any indemnification claims made by New Alliqua will be released to Soluble in accordance with the terms of the escrow agreement. For more information, see the section below titled “— Indemnification” beginning on page 93 of this proxy statement/prospectus.

Post-Closing Adjustment

Following the closing, Soluble and New Alliqua will determine any adjustment to the Contribution Consideration based on the variance of the final closing working capital calculation to the working capital amount estimated by Soluble five days prior to closing. If the final closing working capital amount, as calculated by New Alliqua within 60 days of the closing exceeds the estimated working capital amount, New Alliqua shall issue to Soluble, an amount of New Alliqua common stock equal to: (i) the difference between the final closing working capital amount and the estimated working capital amount divided by (ii) $0.89. Conversely, if the final estimated closing working capital amount exceeds the working capital amount, the escrow agent shall disburse to New Alliqua from escrow, an amount of New Alliqua common stock equal to: (i) the difference between the final closing working capital amount and the estimated working capital amount divided by (ii) $0.89.

Representations and Warranties

The Contribution and Merger Agreement contains representations and warranties made by Soluble to Old Alliqua, New Alliqua and Merger Sub and by Old Alliqua, New Alliqua and Merger Sub to Soluble. The representations and warranties described below and included in the Contribution and Merger Agreement were made only for purposes of the Contribution and Merger Agreement and as of specific dates, are solely for the benefit of Old Alliqua, New Alliqua and Merger Sub and Soluble, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Old Alliqua, New Alliqua, Merger Sub and Soluble rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Old Alliqua, New Alliqua, Merger Sub, Soluble or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Contribution and Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Old Alliqua. The representations and warranties and other provisions of the Contribution and Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 163 of this proxy statement/prospectus.

Soluble made a number of representations and warranties to Old Alliqua, New Alliqua, and Merger Sub in the Contribution and Merger Agreement, including representations and warranties relating to the following matters:

•	organization and good standing;

•	due authorization and board approval to enter into and carry out its obligations under the Contribution and Merger Agreement;

•	absence of conflicts;

•	capital structure and equity securities;

•	absence of subsidiaries;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes since June 30, 2016;

•	disclosure of certain material contracts and absence of breaches of such contracts;

•	title to assets and real property;

•	condition and sufficiency of assets;

•	intellectual property rights and absence of third party claims;

•	inventory;

•	accounts receivable;

•	disclosure of certain material customers and suppliers;

•	insurance;

•	absence of litigation, investigations or outstanding governmental orders;

•	compliance with all applicable laws, permits, governmental authorizations and applicable health care programs;

•	environmental matters;

•	employee benefit matters;

•	employment related matters;

•	tax matters;

•	books and records;

•	absence of related party transactions;

•	disclosure regarding banks and power of attorneys;

•	compliance with other regulatory matters, including applicable laws and regulations related to product manufacturing, promotion, safety and clinical trials;

•	health care legal requirement matters;

•	product and service warranties;

•	disclosure regarding brokers’ fees;

•	compliance with foreign corrupt practices, anti-bribery and other similar laws;

•	full disclosure of material facts; and

•	investment representations related to Soluble.

Old Alliqua, New Alliqua and Merger Sub made a number of representations and warranties to Soluble, including those related to the following matters:

•	organization, good standing and qualification to conduct their respective businesses;

•	due authorization and the enforceability of the Transaction Agreement;

•	capital structure and equity securities;

•	absence of conflicts;

•	absence of prior operations from Merger Sub;

•	absence of brokers;

•	SEC reports;

•	disclosure controls and procedures and internal control over financial reporting;

•	compliance with Sarbanes-Oxley Act;

•	SEC Comment Letters;

•	off-balance sheet arrangements;

•	no material amendments to corporate documents;

•	obtaining opinion from financial advisor;

•	compliance with all applicable laws;

•	investigations or litigation;

•	tax matters and tax treatment; and

•	exemption from registration requirements under the Securities Act.

Certain portions of the representations and warranties described above are qualified by “materiality” or “material adverse effect.” For purposes of the Contribution and Merger Agreement, “material adverse effect” means, any event, occurrence, fact, condition, circumstance or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to the business, results of operations, condition (financial or otherwise) or assets of any party to the Contribution and Merger Agreement.

In determining whether or not a material adverse effect has occurred, none of the following events, changes, circumstances, conditions, state of facts, effects or other matters, either alone or in combination, will constitute, or be considered in determining whether there has been, a material adverse effect:

•	general economic or political conditions;

•	conditions generally affecting the industries in which the entity operates;

•	any changes in financial or securities markets in general;

•	acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof;

•	any action required or permitted by the Contribution and Merger Agreement, with limited exceptions;

•	any changes in applicable laws or accounting rules, including generally accepted accounting principles;

•	the public announcement, pendency or completion of the transactions contemplated by the Contribution and Merger Agreement;

•	any natural or man-made disaster or acts of God; or

•	any failure by the business to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

Except that, with respect to the first four bullets and sixth bullet immediately above, any such event, occurrence, fact, condition or change will be considered in determining whether a material adverse effect has occurred, or could reasonably be expected to occur, to the extent that such event, occurrence, fact, condition or change (i) has a disproportionate effect on the entity compared to other participants in the industries in which the entity conducts its businesses or (ii) affects the ability of the entity to consummate the Transactions on a timely basis.

Covenants and Agreements

Conduct of the Business of Soluble Prior to Closing

Soluble has agreed that, prior to the closing, it will: (i) conduct its business in the ordinary course of business consistent with past practice, (ii) maintain and preserve its contributed assets, current organization, business and franchises as well as the rights, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with Soluble, and (iii) not incur any liabilities except in the ordinary course of business and in amounts consistent with past practices. Soluble has agreed, until the closing date, it will, among other things:

•	maintain all required permits;

•	pay all debts, taxes and other obligations;

•	maintain its properties;

•	maintain its insurance policies;

•	defend against infringement;

•	maintain its books and records;

•	comply with all applicable laws;

•	not form any subsidiaries;

•	not incur any liens;

•	not sell any assets;

•	not enter into any material contracts;

•	maintain its intellectual property;

•	not commence any claims related to assets;

•	not incur any new indebtedness;

•	not increase compensation to employees;

•	not hire new employees;

•	not change accounting methods;

•	not satisfy any obligations or liabilities in excess of $10,000; and

•	not take any action that would cause a material change in Soluble.

Old Alliqua and New Alliqua have also agreed that, prior to the closing, they will: (i) conduct the business of Old Alliqua in the ordinary course of business consistent with past practice, (ii) maintain and preserve intact the current organization, business and franchise of Old Alliqua and preserve its rights and relationships with current employees, customers, and suppliers, consistent with past practices, and (iii) not incur any liabilities except in the ordinary course of Old Alliqua’s business and in amounts consistent with past practices.

In addition, subject to certain exceptions for securities to be issued as part of the required financing or the Transactions contemplated by the Contribution and Merger Agreement, Old Alliqua and New Alliqua have agreed, prior to the closing date, not to: (i) sell, pledge or dispose of any shares of Old Alliqua or New Alliqua common stock or securities convertible into or exercisable for such common stock (other than shares of Old Alliqua common stock issued pursuant to an existing equity compensation plan, certain existing agreements or currently outstanding options or warrants), (ii) enter into any swaps or other agreements that transfer any of the consequences of ownership of such common stock; (iii) file a registration statement with respect to the registration of any Old Alliqua or New Alliqua common stock; or (iv) publicly disclose the intention to do any of the foregoing.

Access to Information and Audited Financial Statements

Prior to the closing date, Soluble has agreed to: (i) provide New Alliqua and its representatives with access and rights to inspect all of the real properties, assets, books and records, contracts and other documents related to Soluble; (ii) furnish New Alliqua and its representatives with any financial, operating or other data reasonably requested; and (iii) instruct the representatives of Soluble to cooperate with New Alliqua in investigating Soluble. Any investigation into Soluble shall be conducted as to not interfere unreasonably with the conduct of the business of Soluble.

Additionally, as soon as possible after the date of the Contribution and Merger Agreement, Soluble has agreed, at their sole expense, to provide Old Alliqua and New Alliqua with Soluble’s audited financial statements for all periods ending on or before the closing date as Old Alliqua or New Alliqua may reasonably request, so that New Alliqua can satisfy its current and future obligations under the Exchange Act and the Securities Act.

Non-Negotiation

The Contribution and Merger Agreement restricts Soluble’s ability to solicit or discuss alternative acquisition proposals with other third parties. From the signing date and until the closing date, Soluble shall not: (i) solicit, initiate or take any action to facilitate or encourage or induce the making of any inquiries or proposals or offers from any person related to a potential acquisition of Soluble; (ii) other than informing the third party that Soluble is unable to discuss any potential acquisition, furnish any information regarding Soluble in connection with or in response to a potential acquisition of Soluble; (iii) engage in discussions or negotiations with a third party with respect to a possible acquisition of Soluble; (iv) approve, endorse or recommend any other possible acquisition of Soluble; (v) make or authorize any statement or recommendation in support of any other possible acquisition of Soluble; or (vi) enter into a letter of intent related to a possible acquisition of Soluble.

Moreover, until the closing date, within 2 business days of receiving an inquiry or proposal for the acquisition of Soluble, Soluble must advise New Alliqua of such inquiry or proposal and provide New Alliqua with various material information related to the inquiry or proposal, including but not limited to identity of the person making the inquiry or proposal and the terms of the inquiry or proposal.

After the signing date, Soluble shall cause all of its affiliates, representatives and holders of membership interests to immediately cease and cause to be terminated any existing discussions with any third parties about a possible acquisition of Soluble. Soluble will request that any third parties that has executed a confidentiality, standstill or similar agreement in connection with a possible acquisition of Soluble in the past twelve months prior to the date of the Contribution and Merger Agreement to return all confidential information pertaining to Soluble that was furnished by Soluble.

Additionally, none of the board of directors of Soluble or any manager shall: (i) withdraw or modify in a manner adverse to New Alliqua or publicly oppose in a manner adverse to New Alliqua, the recommendation of the manager or the board of directors of Soluble in favor of the Contribution and Merger Agreement; (ii) recommend or approve or publicly support any other third party acquisition of Soluble; or (iii) cause or permit Soluble to enter into a letter of intent, memorandum of understanding or other similar document that requires Soluble to abandon its contribution of assets into New Alliqua or is intended to lead to an acquisition of Soluble by another third party.

Proxy Statement/Prospectus and Stockholders Meeting

Old Alliqua, New Alliqua and Soluble have agreed to cooperate and cause the registration statement on Form S-4, of which this proxy statement/prospectus is a part, to be prepared and filed with the SEC as soon as practicable following the date of the Contribution and Merger Agreement. New Alliqua and Old Alliqua have also agreed to use commercially reasonable efforts to have the registration statement on Form S-4 declared effective as promptly as practicable after filing, and to promptly thereafter have this proxy statement/prospectus delivered to Old Alliqua’s stockholders, and to otherwise take all lawful action to solicit approval of Old Alliqua’s stockholders, by holding a special of the stockholders.

Distribution Registration Statement

New Alliqua has agreed to file with the SEC, within 180 days after the closing date, a registration statement relating to the subsequent distribution of New Alliqua common stock, the warrants and the New Alliqua common stock underlying the warrants, originally paid to Soluble by New Alliqua for their contribution of assets, by Soluble to its members one year following the completion of the Transactions (the “Distribution Registration Statement”). New Alliqua shall use its commercially reasonable efforts to cause the SEC to declare the Distribution Registration Statement effective by the earlier of: (i) 240 days after the closing date (or 300 days if selected for review by the SEC) or (ii) the fifth business day after New Alliqua is notified the SEC will not be reviewing the Distribution Registration Statement.

New Alliqua will prepare and file such amendments and supplements as necessary to keep the Distribution Registration Statement effective for: (i) two years after the effective date of the Distribution Registration Statement, (ii) such time as the securities become eligible for resale by Soluble or its members without volume limitations or other restrictions pursuant to Rule 144(b)(1)(i) under the Securities Act; or (iii) such time as all of the securities have been sold or disposed of pursuant to an effective Distribution Registration Statement and/or Rule 144 under the Securities Act.

If New Alliqua: (i) determines that the happening of any event that results in the prospectus included in such Distribution Registration Statement to contain an untrue statement of material fact or omitting any material fact necessary to make the statements therein not misleading; (ii) is pursuing an acquisition or merger and the board of directors of new Alliqua determines in good faith that New Alliqua’s ability to pursue or consummate such a transaction would be materially and adversely affected by the required disclosure of such transaction in such Distribution Registration Statement or (iii) experiences some material non-public event, the disclosure of which at such time, and in the good faith judgment of New Alliqua’s board of directors, would materially and adversely affect New Alliqua, then New Alliqua may suspend disposition of the registered securities under the Distribution Registration Statement until New Alliqua decides to lift its suspension of such dispositions, provided however that in no event shall: (i) Soluble’s members be suspended from selling registered securities under the Distribution Registration Statement for a period that exceeds an aggregate of ninety (90) days, or (ii) New Alliqua suspends dispositions more than two times in any 365-day period.

New Alliqua shall bear all of the expenses in connection with the preparation and filing of the Distribution Registration Statement, other than fees and expenses, if any, of counsel or other advisers to Soluble, or underwriting discounts, brokerage fees and commissions incurred by Soluble, if any, in connection with the distribution of these securities pursuant to the Distribution Registration Statement.

Additionally, the parties agree that none of the information included or incorporated by reference in the Distribution Registration Statement filed with the SEC at the time the Distribution Registration Statement becomes effective will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

New Alliqua Listing of Common Shares

Old Alliqua and New Alliqua agree to use their respective commercially reasonable efforts to cause the New Alliqua common stock to be issued in this transaction to be approved for listing on NASDAQ, subject to official notice of issuance prior to the effective time.

Regulatory Matters and Notice of Certain Events

Each party has agreed to make all filings and submissions required under law as promptly as possible. Soluble and Alliqua have also agreed to use commercially reasonable efforts to (i) obtain all consents, authorizations, orders and approvals from governmental authorities that are necessary for the performance of their respective obligations under the Contribution and Merger Agreement and (ii) give all notices to and obtain all consents from certain identified third parties.

The parties have also agreed to furnish each other with information in connection with, and in advance of, any filing, submission or appearance made by or on behalf of either party to any governmental authority regarding to the transactions contemplated by the Contribution and Merger Agreement.

Furthermore, each party must provide notice to the other party for: (i) events or circumstances that could reasonably result in a material adverse effect, (ii) receipt of any notice from a third party related to required consents; (iii) any notice from any governmental authority in connection with the transactions contemplated by the Contribution and Merger Agreement or (iv) any claims or litigation against either party.

Assistance with Financing

Soluble has agreed to provide reasonable cooperation to assist Old Alliqua or New Alliqua in using commercially reasonable efforts to obtain the necessary financing to consummate the Transactions, including pursuant to: (i) an equity and/or debt financing and (ii) the assumption, refinancing, or restructuring of the parties’ respective credit agreements, by furnishing, upon the reasonable request of Old Alliqua, the information requested by lenders or other related parties in connection with such financing, including without limitation, all historical financial and other pertinent historical information and all financial statements expressly required by the commitment letter.

Soluble will also use reasonable best efforts, at Old Alliqua sole expense, to provide information that old Alliqua may reasonably request in connection with the completion of any private offering memorandums or other disclosure documents and the preparation of pro forma and other financial information that comply with Regulation S-X for purposes of any reports or other filings (including this proxy statement/prospectus and the registration statement of which this document is a part) made pursuant to the Securities Act or the Exchange Act.

Agreements Regarding Soluble’s Credit Agreement

At the closing, Old Alliqua and New Alliqua shall either (i) pay off all obligations of Soluble has under the credit agreement with SWK, or (ii) assume or refinance all obligations of Soluble under the credit agreement. If Old Alliqua elects to assume or refinance the obligations under the credit agreement, Old Alliqua and New Alliqua shall use their respective reasonable best efforts to obtain, any necessary amendments, waivers or refinancing documents, to the credit agreement, so that no default or event of default will exist (or otherwise give the lenders thereunder any right to accelerate payment of the loans thereunder) after giving effect to the Transactions.

Amendment to Supply Agreement

Prior to the closing, Old Alliqua has agreed to use its commercially reasonable effects to amend the Supply Agreement with SWAI in order to: (i) extend its expiration date, (ii) remove Soluble from having any obligations or liabilities thereunder after the closing, and (iii) remove any references to Soluble as a potential licensor of any trademarks with respect to TheraSkin following the closing. For additional information on the terms of the Supply Agreement, see “Ancillary Agreements—Supply Agreement” on page 96 of this proxy statement/prospectus.

Conditions to Completion of the Transactions

Each party’s respective obligations to complete the Transactions are subject to the satisfaction or waiver of the following conditions:

•	the approval by the requisite vote of the Old Alliqua stockholders of (i) the issuance of New Alliqua common stock to Soluble pursuant to the terms of the Contribution and Merger Agreement and (ii) an amendment to Old Alliqua’s certificate of incorporation to increase the number of authorized shares of Old Alliqua common stock;

•	the absence of any legal restraint or governmental order that would prevent or prohibit the completion of the transactions contemplated by the Contribution and Merger Agreement;

•	the receipt of all required consents, authorizations, orders and approvals from government authorities;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the New Alliqua common stock to be issued in the merger, which shall not be subject to any stop order;

•	the authorization for listing the shares of New Alliqua common stock to be issued to Soluble as part of the consideration on the NASDAQ Capital Market, subject to official notice of issuance; and

•	the Supply Agreement not having been revoked or otherwise terminated by SWAI; and

•	to the extent that there are any amounts outstanding under Old Alliqua’s credit agreement with Perceptive Credit Holdings, L.P., the prior written consent of Perceptive Credit Holdings, L.P.

The obligation of Old Alliqua, New Alliqua and Merger Sub to complete the Transactions is subject to the satisfaction or waiver of the following additional conditions:

•	certain of Soluble’s representations and warranties will be true in all respects to the extent qualified by materiality or material adverse effect, and others will be true in all material respects as of the date of the Contribution and Merger Agreement and closing, except for those otherwise qualified as to a specified date;

•	the performance, in all material respects, by Soluble of its covenants and agreements required to be performed or complied with prior to or on the closing date;

•	no action commenced against any party, injunction or restraining order issued by a governmental authority, in effect, that would prevent or prohibit the closing of the transactions contemplated by the Contribution and Merger Agreement;

•	receipt by, and delivery to, Old Alliqua, at or prior to closing of all required approvals, consents and waivers from Soluble and all closing deliverables from Soluble;

•	the required Financing for gross proceeds (inclusive of any indebtedness under the parties’ respective credit agreements that is assumed, restructured or refinanced) of at least $45,000,000 will have been completed or contractually bound to be completed immediately following the closing; and

•	since the date of the Contribution and Merger Agreement, the absence of any material adverse effect on Soluble or any event, state of facts or circumstances that individually or in the aggregate, with or without the lapse of time, would likely result in a material adverse effect on Soluble. For a more complete discussion on what constitutes a material adverse effect on Soluble, see the section titled “The Contribution and Merger Agreement— Representations and Warranties” beginning on page 86 of this proxy statement/prospectus.

In addition, the obligation of Soluble to complete the Transactions is subject to the satisfaction or waiver of the following additional conditions:

•	certain of Old Alliqua, New Alliqua, and Merger Sub’s representations and warranties will be true in all respects to the extent qualified by materiality or material adverse effect, and others will be true in all material respects as of the date of the Contribution and Merger Agreement and closing, except for those otherwise qualified as to a specified date;

•	the performance, in all material respects, by Old Alliqua, New Alliqua, and Merger Sub’s of its covenants and agreements required to be performed or complied with prior to or on the closing date;

•	no action commenced against any party, injunction or restraining order issued by a governmental authority, in effect, that would prevent or prohibit the closing of the transactions contemplated by the Contribution and Merger Agreement;

•	receipt by, and delivery to, Soluble, at or prior to closing of all required approvals, consents and waivers from Soluble and all closing deliverables from Old Alliqua, New Alliqua, and Merger Sub’s;

•	the required Financing for gross proceeds (inclusive of any indebtedness under the parties’ respective credit agreements that is assumed, restructured or refinanced) of at least $45,000,000 will have been completed or contractually bound to be completed immediately following the closing; and

•	since the date of the Contribution and Merger Agreement, the absence of any material adverse effect on Old Alliqua, New Alliqua, and Merger Sub’s or any event, state of facts or circumstances that individually or in the aggregate, with or without the lapse of time, would likely result in a material adverse effect on Old Alliqua, New Alliqua, and Merger Sub’s. For a more complete discussion on what constitutes a material adverse effect on Old Alliqua, New Alliqua, and Merger Sub’s, see the section titled “ The Contribution and Merger Agreement—Representations and Warranties” beginning on page 86 of this proxy statement/prospectus.

Indemnification

The Contribution and Merger Agreement provides that the representations and warranties contained therein (other than certain representations and warranties that survive indefinitely or for the applicable statute of limitations) will survive for a period of one year after the closing date, during which the parties may seek indemnification for any breaches thereof; provided, however, that no party may seek recovery of any indemnification claim until the aggregate amount of all losses incurred as a result of the other party’s breach exceeds $250,000, and an indemnifying party will only be liable to pay for losses in excess of that amount.

Any indemnification claims for losses payable to New Alliqua will be satisfied from the shares of New Alliqua common stock held in escrow in accordance with the terms of the escrow agreement. In addition, any indemnification claims for losses payable to Soluble will be satisfied in the form of newly issued shares of New Alliqua common stock up to an aggregate number of shares of New Alliqua equal to 3,932,584 shares. Other than certain exceptions for equitable relief and losses arising out matters such as fraud or material breach by the other party of certain representations and warranties, each party’s only recourse against the other party relating to indemnification claims will be the foregoing shares of New Alliqua common stock.

The escrow account will terminate 12 months after the closing date pursuant to the terms of the escrow agreement. Upon termination, all remaining shares of New Alliqua common stock held in escrow not subject to any indemnification claims made by New Alliqua will be released and disbursed to Soluble as set forth in the escrow agreement. For more information on the payments disbursed from the escrow, see the section titled “The Contribution and Merger Agreement — Post-Closing Adjustment” beginning on page 86 of this proxy statement/prospectus.

Termination of the Contribution and Merger Agreement

The Contribution and Merger Agreement can be terminated at any time prior to the closing by mutual written consent or by either party in the following circumstances:

•	if any law or other final and non-appealable governmental order makes the consummation of the Merger or Asset Contribution illegal or otherwise prohibits, restrains or enjoins the transactions contemplated by the Contribution and Merger Agreement;

•	if Old Alliqua fails to obtain the requisite vote of its stockholders at the special meeting;

•	if the other party has breached or is in breach of any representation, warranty, covenant or agreement, which would prevent any closing condition from being satisfied and such breach is not cured within ten days after written notice of such breach;

•	if it becomes apparent that any of the closing conditions have not been or will not be fulfilled by the Outside Date (as defined below), absent any failure to perform by the terminating party;

•	if all mutual closing conditions and all conditions to the other party’s obligation to close have been fulfilled, but the other party fails to consummate the transactions contemplated by the Contribution and Merger Agreement within thirty days thereof; or

•	if the Transactions have not been completed by January 31, 2017; provided, that New Alliqua may extend that date to February 28, 2017 and thereafter to March 31, 2017 (the later of such dates, the “Outside Date”) with five business days’ prior written notice to Soluble and subject to New Alliqua or Old Alliqua providing each one-month extension loan described below.

With respect to the extension of the Outside Date, New Alliqua may only extend (i) if New Alliqua has been unable to fulfill the requisite financing contingency or if there are delays related to SEC comments to the registration statement of which this proxy statement/prospectus is a part and (ii) as a condition to the effectiveness of each one-month extension, New Alliqua or Old Alliqua has provided Soluble with a $350,000 extension loan prior to the first day of each applicable extension period to offset operating expenses, with each such extension loan to be repaid in full upon the termination of the Contribution and Merger Agreement or as a reduction in the Equity Consideration upon the closing. For more information on the terms of the extension loan, see the section titled “The Transactions—Extension Loan” beginning on page 78 of this proxy statement/prospectus.

Effect of Termination

If the Contribution and Merger Agreement is terminated, it will become void, except that (i) each party will remain liable for any fraud or material breach occurring prior to such termination and (ii) certain designated provisions of the Contribution and Merger Agreement will survive the termination, including those relating to payment of expenses and the confidential treatment of information.

Miscellaneous Provisions

Fees and Expenses

Except as otherwise described in this proxy statement/prospectus, each party will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the Contribution and Merger Agreement; provided, however, that Old Alliqua and Soluble have agreed to be equally responsible for filing, printing and mailing of the registration statement of which this proxy statement/prospectus is a part.

Amendments and Waivers

Subject to applicable law, the parties may amend the Contribution and Merger Agreement by written agreement. However, after any approval of issuance of New Alliqua common stock by the New Alliqua stockholders, there may not be, without further approval of New Alliqua common stockholders, any amendment to the Contribution and Merger Agreement that requires further approval under applicable law.

At any time prior to the closing date, each party, to the extent legally allowed, may extend the time for the performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties of the other party; and waive compliance by the other party with any of the agreements and conditions contained in the Merger Agreement.

ANCILLARY AGREEMENTS

The following summaries describe the material provisions of each of the ancillary agreements. These summaries do not purport to be complete and is qualified in its entirety by reference to the form of such specific ancillary agreement being described and attached to this proxy statement/prospectus. We urge you to read carefully the entire form of each ancillary agreement.

Lock-up Agreement

In connection with the Contribution and Merger Agreement, at the closing, Soluble will enter into a lock-up agreement with New Alliqua. Pursuant to the lock-up agreement, Soluble agrees that for a period of 12 months after the closing date, Soluble shall not, without the prior written consent of Old Alliqua or New Alliqua:

•	offer, sell, grant any option to purchase, pledge or otherwise dispose of any shares of New Alliqua common stock or any securities convertible into, exercisable for, or exchangeable for shares of New Alliqua common stock that Soluble received pursuant to the Contribution and Merger Agreement; or
•	enter into any swap or other arrangement that transfers title to another any of the economic consequences of ownership of New Alliqua common stock.

Moreover, Soluble agrees and consents to:

•	during the 12 month period after the closing date, have all New Alliqua common stock received pursuant to the Contribution and Merger Agreement be held in registered book-entry form at New Alliqua’s transfer agent and register;
•	the entry of stop transfer instructions from New Alliqua’s transfer agent and registrar relating to the transfer of Soluble’s shares of New Alliqua’s common stock; and
•	imprinting of lock-up legends on any warrants and any New Alliqua common stock received by Soluble as part of the Contribution and Merger Agreement.

Voting Agreement

In accordance with the terms set forth in the Contribution and Merger Agreement, at the closing, Soluble will enter into a voting agreement with New Alliqua. Pursuant to the voting agreement, Soluble will agree to vote fifty percent (50%) of the shares of New Alliqua common stock received under the Contribution and Merger Agreement in the following manner:

•	with respect to the election of directors of New Alliqua, in favor of the nominees recommended by the board of directors of New Alliqua; and

•	with respect to any other votes, in accordance with the recommendation of the board of directors of New Alliqua.

Soluble shall not enter into any other agreement that would be inconsistent with the voting arrangement described above or would otherwise violate any provision of the voting agreement. Additionally, Soluble is required to deliver to the chief executive officer and chief financial officer of New Alliqua an irrevocable proxy covering these shares of New Alliqua common stock.

The voting agreement contains customary representations and warranties made by Soluble to New Alliqua such as: (i) authority, (ii) no conflicts with any other agreements; (iii) Soluble is the beneficial owner of the New Alliqua common stock covered by this voting agreement; and (iv) New Alliqua is relying on Soluble to enter into this voting agreement.

The voting agreement also contains certain covenants, including: (i) the New Alliqua common stock covered by this voting agreement is subject to a Lock-Up Agreement, see the section titled “The Contribution and Merger Agreement Ancillary — Document — Lock-Up Agreement” beginning on page 95 of this proxy statement/prospectus; and (ii) further assurances by Soluble to take any reasonably requested action to carry out the intent of this voting agreement.

This voting agreement terminates upon the later of: (i) one year after the closing date or (ii) upon the distribution by Soluble of the fifty percent (50%) of the shares of New Alliqua common stock received under the Contribution and Merger Agreement to its members.

Supply Agreement

Previously, SWAI was party to a distribution agreement with Soluble. The parties intend that after the closing date, this previous distribution agreement between SWAI and Soluble should be terminated and a new distribution and supply agreement shall govern the relationship between SWAI and Old Alliqua.

On September 15, 2016, Old Alliqua and SWAI entered into the Supply Agreement, to be effective as of the closing date of the Transactions, whereby New Alliqua (as successor-in-interest to Old Alliqua) will be a distributor for SWAI. In order for the Supply Agreement to be effective, the following conditions must first be completed: (i) the Transactions under the Contribution and Merger Agreement shall have been completed; (ii) Old Alliqua shall have paid SWAI $1,200,000 on the closing date of the Transactions, and (iii) Old Alliqua shall have entered into a service agreement on the closing date of the Transactions. Upon the effectiveness of the Supply Agreement, the previous distribution agreement between SWAI and Soluble shall be automatically terminated.

Under the Supply Agreement, New Alliqua shall have the exclusive right to sell, promote, and market allograft provided by SWAI, under the brand name TheraSkin, in the United States, including the District of Columbia and Puerto Rico but excluding other territories or possessions of the United States during the term of this agreement. During the term of the Supply Agreement, New Alliqua will not market, promote or sell any competing allografts in the United States, which will not require curtailment of the operations of Old Alliqua, as Old Alliqua does not have any competing allograft products in its current product portfolio. Additionally, SWAI agrees to not manufacture or supply any other individual the TheraSkin allograft (the “Product”) or any other competing allograft in the United States. Under the terms of the Supply Agreement, New Alliqua will assume general inventory risk through its purchase of the Product, be responsible for fulfilling customer orders and assume all credit risk. Therefore, New Alliqua will record revenue at the sales price to its customers and incur the cost of the Product purchased from SWAI as well as costs related to customer service, shipping, billing and cash collection.

The Supply Agreement also contains certain other covenants and obligations of each of the parties, including, among other things:

•	covenant of New Alliqua to cause its sales force to promote the Product within the United States and achieve incremental sales growth in each calendar quarter during the term;

•	covenant of New Alliqua to develop and participate in training events for its sales force;

•	covenant of New Alliqua to not change any of the product packaging related to the Product, without SWAI’s consent;

•	covenant by both parties to keep and maintain accurate books and records (financial or otherwise);

•	covenant by New Alliqua to provide SWAI with a forecast of estimated sales for a twelve month period resulting in a firm commitment from Old Alliqua to purchase at least the first three months forecast;

•	covenant by the parties to establish a joint oversight committee;

•	covenant by SWAI to provide the Product to New Alliqua in accordance with the terms of the Supply Agreement;

•	allocation of obligations of both parties as it relates to certain regulatory matters;

•	allocation of obligations of both parties as it relates to confidential information shared as part of the Supply Agreement;

•	allocation of each parties respective intellectual property rights; and

•	covenant by each party to have adequate insurance.

The Supply Agreement also contains certain representations and warranties, including a representation and warranty from each party to the other that such party has not received a written claim alleging infringement or misappropriation of intellectual property rights. Additionally, SWAI specifically represents and warrants to New Alliqua that the Product, when shipped to New Alliqua, will be free from defects and shall conform in all material respects with the product specifications.

Additionally, each party agrees to indemnify and hold harmless the other party in the event of: (i) a breach of the Supply Agreement, license agreement, or service agreement between the parties, caused by the breaching party; (ii) any inaccuracy or breach of a representation or warranty, caused by the breaching party; or (iii) any claim by a third party alleging infringement caused by the infringing party.

The Supply Agreement has a term of ten years from the closing date, with automatic renewal for additional two year periods unless either party provides written notice of termination at least 18 months prior to the then current expiration date. Moreover, either party may terminate the Supply Agreement if: (i) the other party breaches the Supply Agreement and such breach is not cured by the applicable cure period; (ii) if the other party files or otherwise declares bankruptcy; (iii) if the other party is found guilty of a felony; (iv) if a court finds that the manufacture, use or sale of the Product in the United States infringes on a third party’s patent rights or misappropriates a third party’s trade secret; or (v) a governmental agency requires the withdrawal of the Product from the market for a period in excess of 120 days. Moreover, SWAI may terminate the Supply Agreement, upon nine months’ prior written notice, following the sixth year anniversary of the Supply Agreement if the net sales in any calendar year for the Product by New Alliqua is less than a specified percentage of the net sales of the Product by SWAI in calendar year 2015. Additionally, under certain limited conditions whereby New Alliqua’s gross profit margin on the Product is less than a specified percentage, New Alliqua has a right to terminate the Supply Agreement if SWAI is unwilling to match the terms and pricing of an alternate supplier of allograft.

Non-Competition Agreement

In connection with the Contribution and Merger Agreement, effective on the closing date, key officers and members of Soluble (the “Restricted Party”), will each enter into a non-competition agreement with New Alliqua and Old Alliqua. Each Restricted Party agrees not to dispute, contest or deny any ownership rights of Old Alliqua and New Alliqua as it relates to Soluble’s confidential information (which includes trade secrets or other confidential and proprietary information) or Soluble’s intellectual property.

Additionally, for a period of two years after the closing date, each Restricted Party shall not:

•	disclose to any unauthorized person or use for such Restricted Party’s own account any confidential information, and each Restricted Party has an obligation to hold all confidential information in the strictest confidences, and take all commercially reasonable precautions to prevent inadvertent disclosure;

•	own, engage, operate, control, consult or otherwise participate in the ownership, management, or control of any business that engages in the business of skin substitute for chronic wound care, unless it is for New Alliqua or Old Alliqua;

•	solicit, induce, or recruit anyone who is a consultant or employee of Soluble, Old Alliqua, or New Alliqua to terminate his or her current employment relationships with Soluble, Old Alliqua, or New Alliqua or without the consent of Old Alliqua or New Alliqua, hire, or engage any such employee or consultant;

•	solicit business from, interfere with, or do business with any actual or prospective customer of client with whom Soluble or New Alliqua or Old Alliqua does or has done business with for the purpose of securing business or contracts related to the business of skin substitute for chronic wound care;

•	encourage or persuade actual or prospective customers or clients with whom Soluble, New Alliqua or Old Alliqua does or has done business to reduce the extent of its business dealings with Soluble, New Alliqua or Old Alliqua; and

•	shall not, and cause its affiliates not to, disparage or criticize Soluble, New Alliqua or Old Alliqua, or any of their respective employees, agents business policies, products, or services.

PER SHARE MARKET PRICE AND DIVIDEND INFORMATION OF OLD ALLIQUA

Old Alliqua common stock is (and upon approval of its supplemental listing application, New Alliqua common stock will be) listed on the NASDAQ Capital Market under the trading symbol “ALQA.” Prior to January 28, 2014, it was quoted on the OTCQB over-the-counter marketplace. The following table sets forth, for the periods indicated, the high and low closing sale price per share of Old Alliqua common stock as reported on the NASDAQ Capital Market and for the period of 2014 ending on January 27, 2014, the high and low bid price per share of Old Alliqua common stock as reported on the OTCQB. The quotations reflect inter-dealer prices, without retail markup, markdown, or commissions, and may not represent actual transactions.

	High	Low
NASDAQ Capital Market
2016
Fourth Quarter	$0.89	$0.57
Third Quarter	$1.23	$0.74
Second Quarter	$1.29	$0.71
First Quarter	$2.20	$0.82
2015
Fourth Quarter	$3.75	$2.05
Third Quarter	$5.55	$3.17
Second Quarter	$5.49	$4.31
First Quarter	$6.23	$4.31
2014
Fourth Quarter	$5.30	$3.89
Third Quarter	$6.07	$4.62
Second Quarter	$8.49	$5.50
January 28, 2014 - March 31, 2014	$9.16	$7.86

OTCQB
2014
January 1, 2014 - January 27, 2014	$10.02	$6.99

The closing sale price per share of Old Alliqua common stock was $0.85 on October 4, 2016, the last full trading day immediately preceding the public announcement of the Contribution and Merger Agreement, and $0.56 on January 24, 2017, the latest practicable date prior to the date of this proxy statement/prospectus.

As of January 24, 2017, the latest practicable date prior to the date of this proxy statement/prospectus, there were approximately 293 holders of record of Old Alliqua common stock.

Old Alliqua has never paid cash dividends on its common stock and has no intention to do so in the foreseeable future. Following the Transactions, New Alliqua also does not expect to pay cash dividends on its common stock, but instead intends to retain its capital resources for reinvestment in its business.

Market price information for Soluble, a Virginia limited liability company, has not been provided because there is no established public trading market for its membership interests.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are derived from the separate historical financial statements of Old Alliqua and Soluble after giving effect to the proposed Transactions, and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 is presented as if the Transactions had been completed on September 30, 2016. The unaudited pro forma condensed combined statements of operations for the nine-months ended September 30, 2016 and the year ended December 31, 2015 is presented as if the Transactions had been completed on January 1, 2015.

Old Alliqua has not performed a complete and thorough valuation analysis necessary to determine the fair market values of all of the Soluble assets to be acquired and liabilities to be assumed, and accordingly, as described in Note 1 of the accompanying notes, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price to reflect the fair value of those assets and liabilities. A final determination of fair values of Soluble’s assets and liabilities, which cannot be made prior to the completion of the Transactions, will be based on the actual net assets of Soluble that exist as of the date of completion of the Transactions. Consequently, amounts preliminarily assumed for acquisition consideration and allocated to acquired assets and assumed liabilities could change significantly from those amounts used in the unaudited pro forma condensed combined financial statements presented below.

The unaudited pro forma condensed combined financial information does not purport to represent or be indicative of the consolidated results of operations or financial position that Old Alliqua would have reported if the Transactions had been completed as of the date and for the periods presented, and should not be taken as representative of Old Alliqua’s consolidated results of operations or financial condition following completion of the Transactions. In addition, the selected unaudited pro forma condensed combined financial information is not intended to project the future financial position or results of operation of the combined company. The pro forma adjustments are based on information current as of the time of this filing or as otherwise indicated; and has not been adjusted to reflect any matters not directly attributable to implementing the merger. No adjustment, therefore, has been made for actions which may be taken once the Transactions are complete, such as any of Old Alliqua’s integration plans related to Soluble. In connection with the plan to integrate the operations of Old Alliqua and Soluble following the completion of the Transactions, Old Alliqua anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, could be incurred. Old Alliqua is not able to determine the timing, nature and amount of these charges as of the date of this proxy statement/prospectus. However, these charges could affect the results of operations of Old Alliqua and Soluble, as well as those of the combined company following the completion of the Transactions, in the period in which they are recorded. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the Transactions, as they are nonrecurring in nature and were not factually supportable at the time that the unaudited pro forma combined condensed consolidated financial statements were prepared. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. As a result, the actual amounts recorded in the future consolidated financial statements of Old Alliqua will differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:

•	Financial information of Old Alliqua, as prepared in accordance with generally accepted accounting principles in the U.S. (GAAP), and has been extracted without adjustment from Old Alliqua’s audited consolidated financial statements for the year ended December 31, 2015 contained in Old Alliqua’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and from Old Alliqua’s unaudited consolidated financial statements for the nine-months ended September 30, 2016 contained in Old Alliqua’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, each of which is included in this proxy statement/prospectus; and

•	Financial information of Soluble, as prepared in accordance with GAAP, has been extracted from Soluble’s audited financial statements for the year ended December 31, 2015 and unaudited financial statements as of and for the nine-months ended September 30, 2016, each of which is included in this proxy statement/prospectus.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the Transactions been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2016

(in thousands, except share and per share data)

			Pro Forma			Pro Forma
	Old Alliqua	Soluble	Adjustments			Adjusted Balance Sheet

ASSETS:
Current Assets:
Cash and cash equivalents	$10,701	$835	$8,550	a		$20,086
Accounts receivable	2,733	822				3,555
Inventory, net	3,226	42				3,268
Prepaid expenses and other current assets	890	4				894
Total current assets	17,550	1,703	8,550			27,803
Improvements and equipment, net	2,211	493				2,704
Intangible assets, net	31,056	-	6,550	b		37,606
Goodwill	21,166		30,095	c		51,261
Other assets	173	244	(244)	d	(1)	173
Note receivable	503	-	(503)	e		-
Total assets	$72,659	$2,440	$44,448			$119,547

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,590	$210	$-	f		$2,800
Accrued expenses and other current liabilities	3,947	2,062	(1,301)	g		4,708
Contingent consideration, current	1,399					1,399
Current portion of long-term debt, net	11,336	3,000	(14,336)	d	(2)	-
Warrant liability	64	-				64
Note payable	-	500	(500)	e		-
Total current liabilities	19,336	5,772	(16,137)			8,971
Long-term debt, net	-	13,728	11,376	d	(3)	25,104
Contingent consideration, long-term	1,848	-				1,848
Deferred tax liability	1,477	-				1,477
Other long-term liabilities	1,359	-				1,359
Total liabilities	24,020	19,500	(4,761)			38,759

Commitments and Contingencies

Stockholders' Equity
Preferred Stock	-	-				-
Common Stock	30	-	43	h		73
Additional paid-in capital	155,767	-	35,218	h		190,985
Accumulated deficit	(107,158)	(17,060)	13,948	i		(110,270)
Total stockholders' equity	48,639	(17,060)	49,209			80,788
Total liabilities and stockholders' equity	$72,659	$2,440	$44,448			$119,547

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2016

(in thousands, except share and per share data)

			Pro Forma		Pro Forma
	Old Alliqua	Soluble	Adjustments		Adjusted

Revenue, net of returns, allowances and discounts	$13,298	$28	$14,116	j	$27,442

Cost of revenues	4,955	49	7,058	j	12,062

Gross profit (loss)	8,343	(21)	7,058		15,380

Other revenue-TheraSkin revenue share	-	7,058	(7,058)	j	-

Operating expenses
Selling, general and administrative	28,307	10,013	221	k	38,541
Research and product development	692	-	-		692
Milestone expense to licensor	1,000	-	-		1,000
Acquisition-related	819	-	-		819
Change in fair value of contingent consideration liability	(8,634)	-	-		(8,634)
Total operating expenses	22,184	10,013	221		32,418

Loss from operations	(13,841)	(2,976)	(221)		(17,038)

Other (expense) income
Interest expense	(1,957)	(1,733)	1,145	l	(2,545)
Interest income	24	5	-		29
Change in fair value of warrant liability	797	-	-		797
Loss on early extinguishment of debt, net	(373)	-	-		(373)
Other income	100	-	-		100
Total other (expense) income	(1,409)	(1,728)	1,145		(1,992)

Loss from continuing operations before tax	(15,250)	(4,704)	924		(19,030)

Income tax (expense) benefit	(9)	-	-		(9)

Loss from continuing operations	$(15,259)	$(4,704)	$924		$(19,039)

Net loss from continuing operations per basic and diluted common share	$(0.55)				$(0.27)

Weighted average shares used in computing basic and diluted net loss per common share	27,886,959		42,763,000	h	70,649,959

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2015

(in thousands, except share and per share data)

			Pro Forma		Pro Forma
	Old Alliqua	Soluble	Adjustments		Adjusted

Revenue, net of returns, allowances and discounts	$12,177	$44	$14,364	j	$26,585

Cost of revenues	5,227	112	7,182	j	12,521

Gross profit (loss)	6,950	(68)	7,182		14,064

Other revenue-TheraSkin revenue share	-	7,182	(7,182)	j	-

Operating expenses
Selling, general and administrative	34,339	11,847	295	k	46,481
Research and product development	715	-	-		715
Acquisition-related	2,876	-	-		2,876
Change in fair value of contingent consideration liability	(1,474)	-	-		(1,474)
Total operating expenses	36,456	11,847	295		48,598

Loss from operations	(29,506)	(4,733)	(295)		(34,534)

Other (expense) income
Interest expense	(1,565)	(1,667)	(150)	l	(3,382)
Interest income	42	20	-		62
Change in fair value of warrant liability	2,095	-	-		2,095
Total other (expense) income	572	(1,647)	(150)		(1,225)

Loss from continuing operations before tax	(28,934)	(6,380)	(445)		(35,759)

Income tax (expense) benefit	1,718	-	-		1,718

Loss from continuing operations	$(27,216)	$(6,380)	$(445)		$(34,041)

Net loss from continuing operations per basic and diluted common share	$(1.18)				$(0.52)

Weighted average shares used in computing basic and diluted net loss per common share	23,061,931		42,763,000		65,824,931

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Consolidated Financial Information

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been derived from financial statements prepared in accordance with GAAP and reflects the proposed acquisition of Soluble by Old Alliqua. The preliminary unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, as defined by Financial Accounting Standards Board Accounting Standards Codification Topic 805 Business Combinations, with Old Alliqua treated as the acquirer.

The allocation of the purchase price used in the preliminary unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change at the effective time of the acquisition. The final determination of the allocation of the purchase price will be based on the actual tangible assets and liabilities, and intangible assets of Soluble as of the effective time of the acquisition. The unaudited pro forma financial information reflects the preliminary assessment of fair values and lives assigned to the assets acquired and liabilities assumed. Fair value estimates were determined based on preliminary discussions between Old Alliqua and Soluble management, and due diligence efforts. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the Soluble assets acquired and liabilities assumed have not commenced. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include identifiable intangible assets. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited adjustments presented herein. Acquisition-related transaction costs may also differ at the time of the acquisition.

At the effective time of the acquisition, the debt and equity financing required and shares of and warrants to purchase Alliqua common stock issued may differ from the information in the preliminary unaudited pro forma condensed combined financial information. In addition, the actual allocation of the type and amount and the terms of the financing may differ from that set forth herein.

Certain reclassifications to the historical financial statements of Soluble have been made in the pro forma adjustment columns of the pro forma condensed combined statements of operations to present them on a basis consistent with those of Old Alliqua. Presentation reclassifications include an adjustment for reclassifying other revenue of Soluble to revenue and cost of goods sold that is consistent with the accounting treatment under the new Supply Agreement entered into September 15, 2016 between Old Alliqua and supplier of the Soluble’s product TheraSkin included in this proxy statement/prospectus.

Presentation reclassifications have also been made to present the operations of Old Alliqua’s Sorbion product line as discontinued operations for the year ended December 31, 2015. In June 2016, Old Alliqua entered into a purchase agreement with BSN medical Inc. (“BSN”), pursuant to which Old Alliqua agreed to sell to BSN the exclusive rights to the Sorbion product line. Accordingly, the results of operations of Sorbion for 2015 have been reclassified to conform to the current period presentation as discontinued operations in accordance with Accounting Standards Codification (“ASC”) 205-20, Presentation of Financial Statements – Discontinued Operations. The following table reconciles net loss from continuing operations in the unaudited Pro Forma Condensed Combined Statement of Operations to the net loss reported for the fiscal year ended December 31, 2015 as presented in Old Alliqua’s Form 10-K:

		Year Ended December 31,
		2015
Loss from continuing operations		$(27,216)
Income from discontinued operations:
Revenue, net of returns, allowances and discounts	$2,864
Cost of revenues	823
Gross profit	2,041
Selling, general and administrative	842
Income from discontinued operations, net of tax		1,199
Net loss as reported in Old Alliqua's Form 10-K for the fiscal year ended December 31, 2015		$(26,017)

The preliminary unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Old Alliqua. These accounting policies are similar in most material respects to those of Soluble. Upon completion of the acquisition, or as more information becomes available, we will perform a more detailed review of Soluble’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

The preliminary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent the consolidated financial position or consolidated results of operations of New Alliqua that would have been reported had the acquisition been completed as of the dates described above, and should not be taken as indicative of any future consolidated financial position or consolidated results of operations. The preliminary unaudited pro forma condensed combined statements of operations do not reflect any sales or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items directly related to the acquisition.

2.	Financing Transactions

The total preliminary transaction consideration is approximately $37 million (including assumed debt), including approximately $15.7 million in shares of Old Alliqua common stock, approximately $17.8 million in net debt assumed, $1.0 million of debt extinguishment for the bridge loan and accrued interested provided to Soluble, assumption of $480,000 of the remaining commitment under Soluble’s existing supply agreement, and warrants to purchase 4,000,000 shares of New Alliqua Common Stock, with an exercise price of $1.068 per share valued at $2.0 million, subject to adjustments based on increases to Soluble’s debt and certain transaction expenses.

The acquisition will be financed, in part, with borrowing under a new credit facility, net of estimated debt issuance costs. The proposed credit facility consists of a $26.2 million term loan (the “New Term Loan”). Interest on the borrowing under the Term Loan is calculated based on either a floating rate based on the 3 month LIBOR + 11% or a floor of 12%, payable quarterly. The Term Loan matures five years after the initial funding date and is interest only for the first two years. The debt structure and interest rates used for purposes of preparing the unaudited pro forma condensed combined financial information may be considerably different than the actual amounts incurred by Old Alliqua based on market conditions at the time of the debt financing and other factors.

The acquisition will also be financed, in part, through the sale of the Old Alliqua’s common stock. Old Alliqua anticipates raising the additional proceeds needed to achieve total gross proceeds of $45 million as contemplated by the Contribution and Merger Agreement through the sale of common stock. Utilizing the closing share price of Old Alliqua common stock on October 27, 2016, Old Alliqua anticipates selling approximately 25.1 million shares of stock to raise gross proceeds of approximately $18.8 million.

3.	Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Soluble based on management’s preliminary estimates of fair value. The final purchase price allocation may differ significantly based on final appraisals, third-party valuations and analyses of the assets acquired and liabilities assumed. Accordingly, the preliminary allocation described below is subject to change:

Aggregate purchase price:
Common stock to be tendered	$15,691
Warrants issued	2,040
Purchase price	$17,731

Preliminary purchase price allocation:
Cash	685
Current assets	868
Property and equipment	493
Goodwill	30,095
Intangible assets	6,550
Current liabilities	(1,651)
Debt assumed	(18,306)
Extinguishment of bridge loan and accrued interest	(1,003)
$17,731

The calculation of the common stock component of the aggregate preliminary purchase price is as follows:

Base consideration per the merger agreement	$35,000
Less:
Repayment of note payable assumed	12,398
Repayment of subordinated debt assumed	4,331
Repayment of accrued interest assumed	1,097
Consideration for supply agreement assumed	480
Bridge loan, including accrued interest assumed	1,003
Total deductions to base consideration for debt assumed	$19,309

Total value of stock portion of the merger consideration	$15,691

Alliqua share price as defined in the merger agreement	$0.89
Total shares of New Alliqua common stock to be issued	17,630

The initial allocation of the purchase price to specific assets and liabilities as shown above was based, in part, upon preliminary estimates, and is therefore subject to change. Further, since the acquisition has not yet been completed, it is likely that the working capital of Soluble on the date of acquisition will be different with a corresponding adjustment to goodwill. The identifiable intangible assets consist primarily of customer lists and tradenames, as described more fully in Note 4.  The preliminary purchase price allocation assumed the historical carrying value of such assets received along with the liabilities assumed will approximate fair value due to their short-term nature and the current intention of satisfying the debt at closing at the carrying value.

4.	Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Pro Forma Adjustments to the Combined Balance Sheet as of September 30, 2016

a.	The net adjustment to cash represents the difference between the estimated initial $26.2 million in borrowing under the New Term Loan, less $1.0 million in debt issuance costs, $17.5 million of net proceeds from the sale of common stock, $31.6 million for the repayment of the historical debt and accrued interest of Soluble and Old Alliqua, $1.2 million of exit fees for repayment of the historical debt, and $1.2 million due under the existing supply agreement. The net adjustment also excludes $150,000 of Soluble’s cash which will remain with Soluble upon completion of the acquisition.

b.	The adjustment to intangible assets records identified intangible assets acquired in the acquisition, including customer relationship and tradename intangible assets, at their fair value based on preliminary estimates.

c.	This adjustment records the goodwill associated with Old Alliqua’s acquisition of Soluble. See Note 3 for the preliminary purchase price allocation. The initial allocation of the purchase price to specific assets and liabilities is based, in part, upon preliminary estimates, and is therefore subject to change. The estimated goodwill is attributable to planned growth in new markets and synergies expected to be achieved from the combined operations Old Alliqua and Soluble. Anticipated annual costs synergies are expected to be derived from overlapping resources in the sales, marketing and general administration within the combined operations compared to the stand-alone financial projections of each of Old Alliqua and Soluble. Goodwill recorded in the acquisition is not expected to be deductible for tax purposes.

d.	These adjustments reflect the incurrence of the debt to finance the acquisition and repayment of the historical debt of Soluble assumed as part of the acquisition and the repayment of the historical debt of Old Alliqua.

(1)	This adjustment removes Soluble’s historical deferred financing costs upon the satisfaction of the corresponding debt:

Write off of historical Soluble deferred financing costs	$(244)
Net other asset adjustment	$(244)

(2)	This adjustment removes the current portion of Old Alliqua’s and Soluble’s historical long-term debt that will be repaid at the closing of the acquisition as part of the deal terms. This adjustment also removes Old Alliqua’s debt issuance costs upon the satisfaction of the corresponding debt:

Repayment of historical Soluble current debt	$(3,000)
Repayment of historical Old Alliqua current debt	(13,752)
Write off of historical Old Alliqua debt issuance costs	2,416
Net current portion of long-term debt adjustment	$(14,336)

(3)	This adjustment removes the long-term potion of Old Alliqua’s and Soluble’s historical debt that will be repaid at the closing of the acquisition as part of the deal terms. This adjustment also reflects the estimated proceeds of $26.2 million in borrowings under the New Term Loan, less the estimated $1.0 million in transaction fees and expenses recorded as issuance costs.

Repayment of historical Soluble long-term debt	$(13,728)
New term loan of New Alliqua	26,150
Less: debt issuance costs related to new term loan	(1,046)
Net long term debt adjustment	$11,376

e.	These adjustments reflect the elimination of the bridge loan and accrued interest Old Alliqua advanced Soluble.

f.	These adjustments reflect the consideration due and payable at closing of the acquisition in accordance with the supply agreement by both Old Alliqua and Soluble. The pro forma balance sheet assumes the amounts due under the supply agreement for the periods following September 30, 2016, in an aggregate amount of $1.2 million, have been accrued and paid upon the closing of the acquisition on September 30, 2016. This adjustment assumes the Old Alliqua’s portion of $720,000 and the Soluble portion of $480,000 of the $1.2 million due under the supply agreement is included in accounts payable and accumulated deficit on September 30, 2016. This adjustment also assumes the consideration due for the supply agreement is paid upon the closing of the acquisition on September 30, 2016, resulting in a net adjustment of $0 to accounts payable in the pro forma balance sheet.

g.	These adjustments reflect the payment of accrued interest on the historical debt of Soluble, as well as the exit fees associated with the historical debt of Old Alliqua and Soluble.

h.	These adjustments reflect the issuance of approximately 17.6 million shares to Soluble in connection with the acquisition as well the issuance of approximately 25.1 million shares to reflect the estimated gross proceeds of $18.8 million, net of issuance costs of $1.3 million from the issuance of Old Alliqua common stock. Additionally, these adjustments reflect the fair value of warrants to purchase 4.0 million shares of New Alliqua common stock of $2 million, determined using the Black-Scholes valuation model.

i.	These adjustments reflect the removal of Soluble’s historical equity, the additional bridge loan from Old Alliqua to Soluble, and the equity impact of expensed transaction costs and write-off of capitalized debt costs. Old Alliqua further advanced an additional $500,000 bridge loan to Soluble subsequent to September 30, 2016, which is also factored into these adjustments. This amount has been included in the purchase price allocation and included as an adjustment to equity in the pro forma balance sheet as of September 30, 2016.

Elimination of historical Soluble accumulated deficit	$17,060
Equity impact of Soluble's portion due under the supply agreement	480
Write off of historical Old Alliqua debt issuance costs	(2,416)
Equity impact of debt exit fees related to repayment of historical Old Alliqua and Soluble debt	(956)
Equity impact of Old Alliqua's portion due under the supply agreement	(720)
Equity impact of the additional bridge loan to Soluble	500
Net accumulated deficit adjustment	$13,948

Pro Forma Adjustments to the Statement of Operations for the Year Ended December 31, 2015 and the Nine Months Ended September 30, 2016

j.	This adjustment reverses the historical other revenue of Soluble and records the other revenue as revenue and cost of goods sold that is consistent with the new Supply Agreement included in this proxy statement/prospectus. Under Soluble’s existing distribution agreement with SWAI, SWAI was responsible for fulfilling customer orders, had general inventory risk, and assumed all credit risk. Soluble received a 50% share of revenue based on gross sales of TheraSkin. Under the terms of the new Supply Agreement that will come into effect upon the closing of the acquisition, the combined company will assume general inventory risk through its purchase of TheraSkin, be responsible for fulfilling customer orders and assume all credit risk. The terms of the new distribution and supply agreement, therefore, will allow the combined company to record revenue at the sales price to its customers. The pro forma statement of operations assumes that New Alliqua was able to recognize all gross revenue of TheraSkin sales and has included the sales of TheraSkin in revenue with an assumed cost of goods calculated at 50% based on Soluble’s revenue share.

	For the Nine Months ended September 30, 2016	For the Year Ended December 31, 2015
Total other revenue- TheraSkin revenue share	$7,058	$7,182
Soluble's revenue share percentage	50%	50%
Total TheraSkin sales	14,116	14,364
Assumed cost of goods based on Soluble's revenue share percentage of 50%	7,058	7,182
Gross profit related to TheraSkin	$7,058	$7,182

k.	This adjustment records new amortization of identifiable intangibles based on the preliminary value. Amortization expense is recorded on a straight-line basis.

The table below indicates the preliminary fair value of each of the intangibles identified and the approximate useful life of each. The valuation of identifiable intangible assets may differ significantly based on final third-party valuations.

Identifiable Intangible Assets	Estimated Fair Value	Estimated Useful Life	Estimated Annual Amortization Expense
Customer relationships	$2,950	10 Years	$295
Tradenames	3,600	Indefinite	N/A
	$6,550

l.	This adjustment records the additional interest expense on the estimated borrowings under the New Term Loan, net of interest expense on the current debt of Old Alliqua and Soluble, which are being repaid at the closing of the acquisition. The adjustment is summarized below:

	Nine months ended	Year ended
	September 30, 2016	December 31, 2015
Reversal of Old Alliqua's interest expense on the senior secured term loan facility	$(1,321)	$(1,000)
Reversal of Old Alliqua's amortization of debt issuance and discount costs	(636)	(565)
Reversal of Soluble's interest expense on note payable and convertible notes payable	(1,733)	(1,667)
Interest expense on the New Term Loan Facility	2,388	3,173
Amortization of new debt issuance costs	157	209
Pro forma adjustments to interest expense	$(1,145)	$150

BUSINESS OF SOLUBLE

Overview

Soluble, formed in 1999 and headquartered in Newport News, Virginia, is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Soluble is the exclusive marketer and distributor of TheraSkin® in the U.S., through an agreement with SWAI. Soluble owns the TheraSkin® brand name. TheraSkin is a biologically active human skin allograft with living cells and was commercially launched in January 2010. TheraSkin jumpstarts the healing of stalled chronic wounds and is an alternative to human autograft, which is considered to be the gold standard for wound closure. TheraSkin is derived from human skin tissue from consenting and highly screened donors and is manufactured by SWAI, a wholly owned subsidiary of LifeNet Health.

Soluble also has a patented SMRT Polymer technology that provides the moisture rebalancing technology in its advanced wound care dressing TheraGauze ®. TheraGauze sales play a very minor role in Soluble’s business, with less than 1% of Soluble’s sales revenue coming from sales of TheraGauze.

TheraSkin is indicated to treat all external wounds head-to-toe, including but not limited to difficult-to-heal, chronic wounds where co-morbidities, age, diabetes and other factors are driving the need for clinically and cost-effective wound healing therapies.

Soluble’s primary customers include:

•	Hospital-based outpatient wound care centers;
•	Hospital in-patient and out-patient operating rooms; and
•	Large physician practices.

TheraSkin is an adjunctive advanced wound therapy, like all other skin substitutes, that is used in wound management protocols after first line therapy (dressings and other conservative wound care) fail to progress a wound to closure. Treatments are administered by trained and properly licensed healthcare professionals. Published results of clinical trials in peer reviewed scientific journals consistently show that when TheraSkin is used to treat lower extremity chronic wounds, more than twice as many of those chronic wounds that failed standard of care first line therapy completely close than continued standard of care treatment. Additionally, in separate head-to-head prospective randomized clinical trials against Dermagraft® and Apligraf®, outcomes with the use of TheraSkin were clinically superior to Dermagraft® and as or more clinically effective than Apligraf®. TheraSkin clinical studies show that it requires fewer applications and less time for the healing of chronic diabetic and venous leg ulcers compared to the current standard of care alone or with the addition of Dermagraft and/or Apligraf.

The wound care industry is highly competitive. However, as described above, TheraSkin has clinically demonstrated that it is as or more effective than the two leading bioengineered living cell skin substitutes, Apligraf and Dermagraft, each made and marketed by Organogenesis, Inc.:

•	Head-to-head randomized controlled trial (RCT) demonstrated that when TheraSkin was used 64% more wounds closed at a rate 27% faster than with Apligraf.

•	Head-to-head RCT demonstrated that when TheraSkin was used 91% more wounds closed at a rate 29% faster with 51% fewer number of applications than with Dermagraft.

Over 38,000 applications of TheraSkin have been completed since 2014. TheraSkin is covered by Medicare in all 50 states, and covered by Medicaid in 40 states and the District of Columbia, and by TriCare nationally. TheraSkin is also covered by many leading private payors, including United HealthCare, Cigna, HCSC and many other BCBS plans. For Medicare reimbursement purposes, TheraSkin products are classified as a “skin substitute.” Under the final rule for Medicare’s Hospital Outpatient Prospective Payment System, reimbursement for skin substitutes administered in the hospital outpatient and ambulatory surgery settings are bundled with the reimbursement for the related medical procedure under a two-tier payment system except for those that have been approved by Centers for Medicare and Medicaid Services (“CMS”) for pass-through status, allowing for separate payment of the cost attributable to the product (as opposed to the bundled payment with the related procedure). TheraSkin was granted pass-through reimbursement status by CMS through December 31, 2016 and is now in the high cost bundled rate for Medicare reimbursement. Pass-through status allowed physicians to receive Medicare reimbursement for TheraSkin separately from the bundled rate used to cover all related procedures. Pass-through status is intended to encourage the development and use of new technologies by clinicians, allowing them to become familiar with a product’s benefits while giving CMS the opportunity to collect data on utilization in order to incorporate the product into the service with which it is used when the product’s pass-through status expires. Medicare annually calculates the mean cost per unit (MCU) and the cost per day (CPD) for every cellular tissue product based on every company’s sales and pricing data. For the year 2017, TheraSkin has exceeded the threshold in both categories and therefore has been assigned to the high cost bundled rate. Due to the mechanism by which Medicare calculates payments for products with pass-through status, reimbursements for Soluble’s two smallest unit sizes are reimbursed at the same rate both with and without Soluble having pass-through status, leaving the benefits of pass-through status only having been achieved with Soluble’s large unit. Soluble estimates that historically 55 to 60% of TheraSkin sales have been associated with Medicare; of that percentage, 55 to 60% of such sales are of Soluble’s large unit. Said differently, 30 to 36% of TheraSkin sales have moved from being reimbursable under the pass-through rate to the high cost bundled rate.

Despite losing pass-through status, Soluble believes it will still continue to provide hospitals with superior margins for TheraSkin used on most wound sizes when compared to the other three leading skin substitutes in the market, all of which are reimbursed under the same high cost bundled rate. Soluble believes that, overall, it has an economic advantage over the three leading skin substitutes in the market because Soluble offers multiple sizes of TheraSkin, while one of these competitors does not offer multiple sizes of its products and the other two competitors have a much higher per square centimeter cost structure so they are not economically feasible for larger wound sizes. Soluble believes that its multiple sizes provide a significant opportunity to reduce wastage of cellular tissue product. The TheraSkin extra-small unit (6 cm2) and small unit (13cm2) are significantly more price competitive for wound size 1cm2 to 18cm2 compared to the Apligraf® single size (44cm2), and the TheraSkin large unit (39 cm2) is reasonably more price competitive than Apligraf for wound sizes greater than 18cm2 to 50cm2.

The TheraSkin extra-small unit (6 cm2) is slightly higher in price for wound size 1cm2 to 3cm2 compared to Epifix and Grafix sizes for small wounds this size, but the TheraSkin extra small unit (6 cm2) and small unit (13cm2) are significantly more price competitive for wound size 4cm2 to 18cm2 compared to Epifix and Grafix. The TheraSkin large unit (39 cm2) is significantly more price competitive than Epifix and Grafix sizes for wound sizes greater than 18cm2 to 50cm2.

TheraSkin extra-large unit (116cm2) is significantly more price competitive to all three leading skin substitutes for treating wounds greater than 50cm2 to 140cm2.

Essentially all skin substitutes in the high cost bundled rate are competing for market share, but with more reasonable and competitive pricing, Soluble believes that TheraSkin will provide an economic advantage over other products. The clinical and economic advantage is evident in the TheraSkin verus Apligraf trial.

Under Soluble’s existing distribution agreement with SWAI for TheraSkin, Soluble receives a 50% share of revenue based on gross sales of TheraSkin. Total gross sales of TheraSkin were approximately $14.4 million for the year ended December 31, 2015, representing 55% growth over 2014, with expected 2016 annual sales in excess of $18 million, based on the run rate of sales for the nine months ended September 30, 2016. Accordingly, Soluble recognized approximately $7.2 million of other revenue for the year ended December 31, 2015, based on total gross sales of TheraSkin of approximately $14.4 million for the same period. Under the terms of Soluble’s existing distribution agreement with SWAI, Soluble is responsible for soliciting sales and forecasting future sales in order to manage inventory needs and SWAI is responsible for fulfilling customer orders, has general inventory risk and assumes all credit risk. Under the terms of the new Supply Agreement that will come into effect upon the consummation of the Transactions, New Alliqua will assume general inventory risk through its purchase of TheraSkin, be responsible for fulfilling customer orders and assume all credit risk. The terms of the new Supply Agreement, therefore, will allow New Alliqua to record revenue at the sales price to its customer, which will replace and eliminate the revenue-based payments under Soluble’s existing agreement with SWAI. If Soluble could have recognized revenue under the terms of the new Supply Agreement for the year ended December 31, 2015, Soluble would have recognized revenue of approximately $14.4 million for the year ended December 31, 2015. In addition, under the new Supply Agreement, New Alliqua will incur the cost of the product purchased from SWAI as well as costs related to customer service, shipping, billing and cash collection that are not incurred by Soluble under its existing agreement with SWAI. These costs are currently estimated to approximate 27.5% and 10% of gross sales, respectively. Even after taking into account the offsetting impact of these costs, the gross profit margin with respect to sales of TheraSkin under the new Supply Agreement is nevertheless expected to exceed historic margins, which have remained fixed at 50% under the terms of Soluble’s existing agreement with SWAI. For a more detailed discussion on the terms of the new Supply Agreement, see the section titled “Ancillary Agreements—Supply Agreement” beginning on page 96 of this proxy statement/prospectus.

Soluble has 58 total employees, consisting of a sales organization with 41 sales representatives and sales managers, and an in-house reimbursement department to support expanding reimbursement policy and benefit verification for its customers.

Wound Healing Process

The skin provides a protective barrier to our bodies. Once injury occurs, either intentionally or unintentionally, the wound healing process is immediately set into motion. This process includes a complex series of overlapping events that must occur for the wound to progress through the phases of healing. There are a number of different wound types based on the underlying etiology or causative factors, but all wounds follow the same healing process from inflammation to proliferation to remodeling.

	INFLAMMATION	PROLIFERATION	REMODELING
Goals	• Restore cellular balance • Prevent infection	• Fill and close wound	• Mature scar
Wound Characteristics	• Inflamed tissue • Drainage • Redness • Pain	• Granulation tissue reduction in wound area and volume	• Scar formation • Re-pigmentation
Cellular Actions	Blood flow increases Modulation of growth factors and proteases
	• Inflammatory mediators released • Blood vessels dilate • Neutrophils and macrophages engulf bacteria	• Fibroblasts stimulate collagen production • Formation of extracellular matrix • Angiogenesis	• Collagen fibers reorganize • Tensile strength is regained
Result of Cellular Actions	• Removal of bacteria and debris • Modulation of inflammation	• New blood vessel formation • Scaffold is provided for cell rebuilding • Re-epithelization	• Wound strengthened by collagen cross-linking

Wounds that fail to progress through the wound healing process as expected are considered non-healing or chronic.

In non-healing wounds, progression has stalled for a variety of reasons including high levels of bacteria, sustained inflammation, impaired blood flow, multiple co-morbidities and poor patient compliance. Elevated levels of bacteria and biofilm are considered to be common barriers to healing. Small amounts of bacteria in an immune-competent host may have no impact on healing while larger amounts or an inadequate immune response can lead to a non-healing wound or even infection. For TheraSkin, or any skin substitute, to be effective, high bacteria load and/or infection must be controlled. Once bacteria load and/or infection is under control, other factors may delay healing such as impaired local vascularization and tissue perfusion and a deficiency in growth factors. All these barriers can cause an imbalance in the wound resulting in failure to heal. TheraSkin is used to address biological deficiencies of a patient to jumpstart the healing process.

TheraSkin

TheraSkin, manufactured by LifeNet Health, the parent of SWAI, and exclusively marketed and distributed by Soluble, is a biologically active human skin allograft with living cells and is cryopreserved to maintain its cellular viability. SWAI is a not-for-profit limited liability company that is wholly owned by LifeNet Health, which is the largest organ procurement and tissue bank in the world. SWAI has been supplying TheraSkin for Soluble since 2010. The source of TheraSkin is consenting and highly screened organ-and-tissue donors that meet all FDA and American Association of Tissue Banks regulations and guidelines for cGTP. TheraSkin is composed of living cells and a fully developed extracellular matrix (“ECM”), which provides all key human growth factors, cytokines and collagen types to jumpstart healing of chronic wounds. It is currently available in four sizes: 6 cm2, 13cm2, 39cm2 and 116 cm2 Soluble introduced the 6 cm2 and the 116 cm2 in the third and fourth quarters of 2016, respectively, to better support physicians’ and clinicians’ needs to treat patients with small and extra-large chronic wounds. These two new sizes of TheraSkin will treat small wounds that are 1 to 4 cm2 and extra-large wound cases that physicians often treat in the operating room. These two sizes open up two new segments of the skin substitute market, allowing TheraSkin to compete for small wounds that are 1 to 4 cm2 for which many clinicians will not use a 13 cm2 unit and for large wound cases that physicians often treat in the operating room.

Indications for TheraSkin include, but are not limited to:

•	Diabetic foot ulcers (“DFUs”);
•	Venous stasis (leg) ulcers (“VLUs”);
•	Dehisced surgical wounds;
•	Pressure ulcers; and
•	All other wounds, head-to-toe.

Unlike the two leading bioengineered products that compete in the living cell product segment, TheraSkin can be used over tendon, bone, and joint capsules. It is applied by physicians and other licensed clinicians in hospital-based wound care centers, physician offices and operating rooms. TheraSkin is used by healthcare professionals to treat difficult-to-heal, chronic wounds where age, diabetes and other co-morbidity factors are driving the need for clinically and cost-effective wound healing solutions.

TheraSkin has all the relevant characteristics of human skin associated with wound healing. The probability of jumpstarting a wound is higher if a broad spectrum of human growth factors, cytokines, and collagen is provided to the wound. TheraSkin provides more collagen than its bioengineered living cell competitors (Apligraf and Dermagraft); more collagen provides more biomatrix for cell infiltration to regenerate tissue and heal wounds. TheraSkin’s ratio of Type I/Type III collagen is significantly closer to that of human skin than its competitors. The correct ratios help regenerate skin tissue instead of scar tissue.

Clinical Evidence

A head-to-head prospective RCT, published in Ostomy Wound Management in 2014 and sponsored by Soluble, made the statistically significant conclusion that after 12 weeks, nearly twice as many patients with DFUs who were treated with TheraSkin were healed utilizing roughly half of the number of grafts than those that were treated with Dermagraft. The trial found that 63.64% of TheraSkin patients had wound closure at 12 weeks, with a mean time to close of 8.9 weeks and an average number of grafts to closure of 4.36. The trial found that 33.33% of Dermagraft patients had wound closure at 12 weeks, with a mean time to close of 12.5 weeks and an average number of grafts to closure of 8.92. The lead author for this trial is Lee Sanders, DPM, a member of Soluble’s Clincial Advisory Board from 2009 to present. One of the contributing authors for the study is Adam Landsman, DPM, PhD, Chairman of Soluble’s Clinical Advisory Board from 2008 to present. While each is an author of the trial, neither Dr. Sanders nor Dr. Landsman was involved in the trial (i) as a clinical investigator, (ii) in the collection of clinical data, or (iii) in the statistical analysis of the clinical data. Dr. Sanders has received annual compensation of $10,000 from Soluble from 2009 to present for participating in monthly Clinical Advisory Board calls, conducting published data research on competitive products and potential pipeline products, and assisting with drafting study protocols. Dr. Landsman has received annual compensation of approximately $50,000 from Soluble from 2008 to present for participating in monthly Clinical Advisory Board calls, assisting drafting study protocols, answering clinical questions from physicians using TheraSkin, conducting educational presentations, and lecturing at national and regional scientific meetings regarding TheraSkin.

Another head-to-head prospective RCT, published in Wounds in 2011 and sponsored by Soluble and LifeNet Health, made the statistically significant conclusion that TheraSkin is at least as clinically effective as Apligraf in treating DFUs. The trial found that 66.7% of TheraSkin patients had wound closure at each of 12 weeks and 20 weeks, with an average time to close of 5.0 weeks. The trial found that 41.3% of Apligraf patients had wound closure at 12 weeks and 47.1% had wound closure at 20 weeks, with an average time to close of 6.86 weeks. One of the contributing authors for the trial is Dr. Landsman, who, as mentioned above, is a member of Soluble’s Clinical Advisory Board. Dr. Landsman also serves on the Board of Directors of LifeNet Health. While he is an author of the trial, Dr. Landsman was not involved in the trial (i) as a clinical investigator, (ii) in the collection of clinical data, or (iii) in the statistical analysis of the clinical data. In addition to the compensation mentioned above from Soluble, Dr. Landsman has received annual compensation ranging from approximately $5,000 to $11,000 from LifeNet Health from 2012 to present for participating in LifeNet Board meetings.

Apligraf and Dermagraft are produced by Organogenesis, Inc. There are no existing relationships between Soluble and Organogenesis, Inc. In addition, to Old Alliqua’s and Soluble’s knowledge, there are no existing relationships between LifeNet Health and Organogenesis, Inc.

In a consecutive patient retrospective study, published in Foot & Ankle Specialist in 2010 and sponsored by Soluble and LifeNet Health, multivariate logistic regression was utilized to evaluate the relationship between baseline wound size and the percentage of wounds closed after 12 and 20 weeks from initial TheraSkin application. TheraSkin was found to be both safe and effective for the treatment of both DFUs and VLUs that had failed to heal after a minimum of four weeks of traditional care. The study results showed that TheraSkin closed 60.4% of DFUs at 12 weeks and 74.1% at 20 weeks and 60.8% of VLUs at 12 weeks and 74.6% at 20 weeks. TheraSkin was concluded to be a safe and effective alternative to bioengineered skin substitutes. The lead author for this study is Dr. Landsman. While he is the lead author of the study, Dr. Landsman was not involved in the study (i) as a clinical investigator, (ii) in the collection of clinical data, or (iii) in the statistical analysis of the clinical data.

Acute and Chronic Wound Market

An estimated 6.5 million patients have chronic wounds, which are defined as wounds that are delayed in closing compared to healing in an otherwise healthy individual. Some of the most common types of chronic wounds are DFUs, VLUs, pressure ulcers, arterial ulcers and surgical wounds that become infected.

In both acute and chronic wounds, the clinician’s goal during treatment is to heal the wound while allowing the patient to retain natural function in the area of the wound with minimal scarring and infection. If a wound becomes infected, it can lead to a loss of limb or life and clinicians want to close the wound as quickly as possible to minimize this risk. Patients with chronic wounds likely have co-morbidities, such as diabetes or poor circulation that complicate or delay the normal wound healing process.

The global wound care market is growing rapidly as age, obesity, diabetes, and antibiotic resistance trends continue and result in more chronic wounds. The worldwide wound care market is estimated to reach over $18.5 billion by 2021, representing a CAGR of 7%. The U.S. wound biologics market in 2015 was estimated at $556 million in size, and grew annually 15.5% over 2014. Soluble believes the untapped market is $1.4 billion.

There is an average of 6.5 million cases of treatable chronic wounds per year in the U.S.

•	There are 2.0 million cases of DFUs;
•	There are 2.5 million cases of VLUs;
•	There are 1.0 million cases of pressure ulcers; and
•	There are 1.0 million other cases.

Approximately 80% of chronic wounds heal with traditional and advanced wound care dressings. Approximately 20% of chronic wounds stall and become eligible for adjunctive therapies, such as skin substitutes (also known as cellular and/or tissue products), platelet-derived growth factors (PDGF) and negative pressure wound therapy (NPWT).

Drivers of Chronic Wound Care Demand

Several factors are driving the demand for chronic wound care:

•	An aging and increasingly obese population is resulting in the proliferation of diabetes and vascular disease and the consequent increase in DFUs and VLUs. There is a high incidence of DFUs in the Type II diabetes population.
•	Type II diabetics tend to be obese, lacking mobility, and have a high incidence of diabetic neuropathy; as a result, DFUs go undetected and therefore untreated to the point of severe infection.
•	The population of Type II diabetics in the U.S. has continued to grow at an alarming rate due to aging and a growing obese population.
•	29 million people in the United States have diabetes at a total medical and lost work cost of $245 billion per year.
•	Of those diagnosed with diabetes, 95% were diagnosed as Type II.
•	If the current growth trend continues, as many as 1 in 3 Americans will have diabetes by 2050.
•	DFU prevalence among the diabetic population is between 4% and 10%, with lifetime incidences reaching 25%.
•	More than 85% of non-traumatic lower extremity amputations are preceded by an active foot ulcer and failure-to-heal.
•	Estimated care costs of a DFU in the U.S. range from $4,595 to over $28,000.
•	Total annual cost of foot ulcer care in the U.S. has been estimated to be as high as $5 billion.
•	Insurance reimbursement trends favor products that improve outcomes at lower treatment costs.
•	Failure-to-heal scenarios drive escalating wound care and other medical costs, leading to dramatic negative patient consequences.
•	100,000 below the knee amputations annually in the U.S. at an estimated hospital related cost of $65,000 per amputation, or $6.5 billion per year.

Barriers to Entry

Barriers to entry in the wound care market include the following:

•	Availability of Tissue and Processing: Participation in the live cell market entails the capability to acquire sufficient donors and to field high-tech medical teams to “procure” skin tissue in a timely manner to precise specifications. The investment required to initiate and maintain this process would be substantial and, to be cost effective, would require spreading costs over multiple types of tissues. Additionally, processing requires a significant investment in high-tech clean rooms, cryopreservation equipment and nitrogen storage facilities. Processing itself is a proprietary process, utilizing a large array of antibiotics, protective chemicals, and computer controls. Soluble’s exclusive contract with SWAI addresses all of these issues.

•	Cycle Time to Obtain Reimbursement & Coverage: Total time to obtain CMS HCPCS codes for reimbursement and to get coverage from the various A/B MACS takes three or more years, assuming that required clinical and scientific studies are already completed. Obtaining coverage from the largest private health insurers can add an additional two years or more. Thus, TheraSkin has a three to five year advantage in securing market share versus another cryopreserved skin tissue entering the market.

•	CMS Change to Pass-Through Status Process : As a result of a new Medicare pass-through status from the “drug and biologic” process to the “medical device” process, a skin substitute must show clinical superiority to the class of products. Therefore, effectively no new skin substitutes will be granted pass-through status after January 1, 2015. The pass-through reimbursement status for TheraSkin expired on December 31, 2016 and is now in the high cost bundled rate for Medicare reimbursement.

•	Significant Body of Clinical Evidence to Prove Product Performance: Customers and insurers are increasingly requiring clinical evidence of outcomes exceeding current practices. TheraSkin’s clinical performance is supported by extensive clinical data. TheraSkin’s clinical effectiveness and attractive economics over competitive products position Soluble for future growth and adoption.

•	Established Brand Recognition: In order to be successful in the wound care market, brand recognition is critical. With over 38,000 TheraSkin applications since 2014, TheraSkin has established brand recognition in the U.S. advanced wound care market.

•	Multiple Size Capability: Products that are bio-engineered, such as Apligraf, are difficult and costly to manufacture in multiple sizes. TheraSkin is easily processed to size, resulting in less waste and improved cost to the customer.

•	Head-to-Toe Healing: Products that are approved through an FDA Biologic License Application process can only be utilized on wounds indicated in the approved labeling. TheraSkin, as an HCT/P, can be used on virtually all chronic and acute wound types.

Dependence on Major Customers

Soluble currently has over 600 active accounts, with approximately 350 ordering monthly. Approximately 90% of monthly sales of TheraSkin come from repeat customers. As Soluble’s sales of TheraSkin have grown, Soluble has become progressively less dependent on major customers. In 2015, Soluble’s top 40 TheraSkin accounts purchased 33% of TheraSkin total sales, compared with 40% in 2014. During the years ended December 31, 2015 and 2014, none of Soluble’s customers individually accounted for 10% or more of Soluble’s net sales.

Third-Party Reimbursement

In the United States as well as in foreign countries, sales of TheraSkin depend in significant part on the availability of reimbursement from third-party payers. In the United States, third-party payers consist of government programs such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:

•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payer’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment processes and amounts.

Coding. TheraSkin was granted a HCPCS “Q” code (Q4121) by CMS in January 2011. This code allows for reimbursement for the use of TheraSkin and includes product, facility and medical provider costs.

Coverage. Since June of 2015, TheraSkin has been covered by Medicare in all U.S. States. TheraSkin is also covered by Medicaid in 40 states and the District of Columbia; it also has TriCare coverage nationally and has been adopted by many leading private payers with other private coverage determinations pending.

Payment Processes and Amounts. Soluble believes that TheraSkin margins are superior for hospital out-patient facilities (HOPPS) for a broader range of wound sizes than the three leading skin substitutes in the market (Apligraf, Epifix and Grafix).

TheraSkin had pass-through reimbursement status with CMS through December 31, 2016 and is now in the high cost bundled rate for Medicare reimbursement, which Soluble believes will still provide hospitals with superior margins when using TheraSkin to treat most wound sizes as discussed above under “—Overview”.

Competition

In 2013, approximately 60% of the global wound care market was held by ConvaTec, Kinetic Concepts, Mölnlycke and Smith & Nephew, who provide more general wound care products and treatments such as:

•	Compression bandage therapy;
•	Negative pressure therapy; and
•	Standard foams, alginates, hydrocolloids, and hydrogels with and without adhesive boarders.

Leading direct competitors in the cell and/or tissue-based wound care area that compete with TheraSkin include companies such as Organogenesis, Inc. (Apligraf and Dermagraft), Osiris Therapeutics (Grafix), MiMedx Group (EpiFix), Integra LifeSciences Corporation (PriMatrix), Smith & Nephew plc (Oasis) and Acelity (Graftjacket), as well as a significant number of smaller companies.

Organogenesis’ Apligraf and Dermagraft are the main competing bioengineered living skin cell products against TheraSkin. Clinical evidence shows that with use of TheraSkin, outcomes demonstrate effectiveness equal to or better than Apligraf and more effective than Dermagraft. TheraSkin has more living cells, growth factors, and human collagen than Apligraf and Dermagraft, which can jumpstart healing. Additionally, TheraSkin is more complete with living skin cells and a fully developed human tissue ECM. While TheraSkin is indicated for all wounds head-to-toe, Apligraf is indicated for DFUs and VLUs only and Dermagraft is indicated for DFUs only. TheraSkin believes it is easier to handle and use than either Apligraf or Dermagraft. Finally, Soluble believes that TheraSkin provides significantly greater margins than Apligraf and Dermagraft on a broader range of wound sizes for hospital-based wound care centers both with and without Soluble’s pass-through status.

Based on head-to-head prospective RCTs of TheraSkin versus Apligraf and Dermagraft, use of TheraSkin has been shown to:

• Close more DFU wounds;

•	Require fewer applications; and
•	Close wounds faster.

Government Regulation

Soluble’s products are subject to regulation by numerous government agencies, including the FDA and similar agencies outside the U.S. To varying degrees, each of these agencies requires Soluble and its supplier to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of TheraSkin.

Product Approval Processes and Ongoing Regulation

The testing, manufacturing, promotion, marketing and distribution of Soluble’s products, including primarily TheraSkin, in the United States and other parts of the world are subject to regulation by numerous governmental authorities, including the FDA and analogous agencies abroad.

TheraSkin is regulated in the United States by the FDA as a human cells and/or tissue product (HCT/P) under Section 361 of the Public Health Service Act (“PHSA”) for homologous use. TheraSkin is a product derived from human tissue. The FDA has specific regulations governing HCT/Ps. An HCT/P is a product containing or consisting of human cells and/or tissue intended for transplantation into humans. HCT/Ps that meet the criteria for regulation solely under Section 361 of the PHSA and 21 CFR 1271 (361 HCT/Ps) are not subject to pre-market clearance or approval requirements, but are subject to post-market regulatory requirements. To be a 361 HCT/P, a product must meet all four of the following criteria:

¨	It must be minimally manipulated;

¨	It must be intended for homologous use;

¨	It must not be combined with another article; and

¨	It must not have a systemic effect and not be dependent upon the metabolic activity of living cells for its primary function.

Soluble believes that TheraSkin qualifies as a 361 HCT/P. The FDA is in the process of clarifying definitions of homologous use and minimal manipulation in their Guidance for Industry publications. However, since TheraSkin is human skin used for the repair, reconstruction, replacement or supplementation of the patient’s human skin, Soluble believes that it is unlikely that the new guidelines, when and if finalized, will have any impact on TheraSkin’s continued qualification as a 361 HCT/P product.

Labeling and advertising of HCT/Ps may be monitored for indication language to be consistent with homologous use. While physicians may prescribe for off-label uses, manufacturers and distributors such as Soluble, may only promote the approved indications and in accordance with the provisions of the approved label (or homologous use). The FDA has very broad enforcement authority under the Federal Food, Drug and Cosmetic Act, and failure to abide by these regulations can result in enforcement action, including the issuance of warning letters or untitled letters directing entities to correct deviations from FDA regulations and civil and criminal investigations and prosecutions.

Quality Assurance Requirements

The FDA enforces regulations to ensure that the methods used in, and the facilities and controls used for, the manufacture, processing, packing and holding of HCT/Ps such as TheraSkin to conform with good tissue practices (GTP). GTP requires a quality program to prevent, detect, and correct deficiencies that could increase communicable disease risk. To assure compliance requires a continuous commitment of time, money and effort in all operational areas. Since the introduction of TheraSkin, FDA audits of the processing of TheraSkin at LifeNet Health facilities, both owned and contracted, have resulted in no warning letters or significant findings for improvement.

SWAI is currently registered as a human tissue bank with the FDA. Soluble does not participate in the physical storage and distribution of human tissue and, therefore, is not required to be registered with the FDA as a tissue bank intermediary.

Regulations Governing Reimbursement

The delivery of Soluble’s products is subject to regulation by the U.S. Department of Health and Human Services and comparable state and non-U.S. agencies responsible for reimbursement and regulation of health care items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government’s interest in regulating the quality and cost of health care. Foreign governments also impose regulations in connection with their health care reimbursement programs and the delivery of health care items and services.

U.S. federal health care laws apply when Soluble or its customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally-funded health care programs. The principal U.S. federal laws include the Anti-kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of including or rewarding referrals of items or services reimbursable by a federal health care program; the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program, including claims resulting from a violation of the Anti-kickback Statute; the Stark law which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider; and health care fraud statutes that prohibit false statements and improper claims to any third-party payer. There are often similar state false claims, anti-kickback, and anti-self-referral and insurance laws that apply to state-funded Medicaid and other health care programs and private third-party payers.

Soluble is dedicated to complying with both the letter and spirit of the law. In support of this objective, Soluble:

•	has a clear mission, customer policy, and quality policy that is shared and discussed with all employees;
•	dedicates time during initial sales training and follow-up training of sales representatives and sales managers to set clear practice guidelines relative to customer education regarding TheraSkin, and in-service of the product;
•	tracks field expenditures at the single receipt level to guard against improper customer support; and
•	maintains a policy of releasing employees who disregard company policies relative to false claims or potential anti-kickback violations.

Environmental Regulation

Soluble and its supplier are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the U.S. and other countries. Soluble has made, and continues to make, significant investments to comply with these laws and regulations. Soluble cannot predict the future capital expenditures or operating costs required to comply with environmental laws and regulations. Soluble believes that Soluble and SWAI are currently compliant with applicable environmental, health and safety requirements in all material respects. However, Soluble cannot make assurances that current or future regulatory, governmental, or private action will not have a material adverse effect on its performance, results or financial condition.

In the future, if a loss contingency related to environmental matters, employee safety, health or conditional asset retirement obligations is recognized, Soluble would record a liability for the obligation and it may result in a material impact on net income for the annual or interim period during which the liability is recorded. The investigation and remediation of environmental obligations generally occur over an extended period of time, and therefore Soluble does not know if these events would have a material adverse effect on its financial condition, liquidity, or cash flow, nor can Soluble provide assurance that such liabilities would not have a material adverse effect on its performance, results or financial condition.

Compliance by Soluble and SWAI with applicable environmental requirements during the years ended December 31, 2015 and 2014 and subsequently has not had a material effect upon Soluble’s capital expenditures, earnings or competitive position.

Federal and State Anti-kickback, Self-referral, False Claims and Similar Laws

Soluble’s relationships with physicians and hospitals are subject to scrutiny under various federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to claims that the relevant law has been violated. Certain states have similar fraud and abuse laws, imposing substantial penalties for violations. Any government investigation or a finding of a violation of these laws would likely result in a material adverse effect on Soluble’s business, financial condition and results of operations. Soluble believes that it is currently compliant with applicable anti-kickback, self-referral, false claims in all material respects. Since its inception, Soluble has not been subject to any investigations or adverse findings relative to any of these laws.

Research and Development

Soluble is currently sponsoring two clinical studies. One study is a multi-center prospective randomized clinical trial comparing TheraSkin plus compression therapy versus compression therapy alone for the treatment of VLUs. The study sample size is expected to be 100+/- and 8 patients have completed the study protocol to date. The other study is a single site human study testing the safety and effectiveness of TheraGauze plus tobramycin for the treatment of community-based MRSA abscesses that present in a hospital ER versus standard of care. The study sample size is expected to be 40+/- and 3 patients have completed the study protocol.

Intellectual Property

Patents

Soluble’s intellectual property portfolio includes one U.S. patent and two foreign patents. Soluble’s issued patents cover the composition of its SMRT Polymer technology used in TheraGauze and do not relate to TheraSkin.

Trademarks

Soluble has three registered trademarks in the U.S.

Litigation Risks

Soluble operates in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. Soluble also operates in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief on their own behalf or purporting to represent a class. Soluble currently carries $5 million of U.S. product liability insurance.

Soluble is not involved in any, and to its knowledge is not aware of any threatened, material litigation.

Employees

As of December 15, 2016, Soluble had 56 full-time employees. No employee was subject to a collective bargaining agreement. Soluble believes it maintains good relations with its employees.

Properties

Soluble has an office lease, expiring at the end of the second quarter of 2017, on approximately 6,500 sq. ft. of space in Newport News, Virginia. The combined company intends to continue its operations in this office complex, although it may consolidate its reimbursement and sales support operations to approximately 3,900 sq. ft. of space after the end of the current lease term.

Soluble’s manufacturing facility for its TheraGauze dressing line is located in Hampton, Virginia and is registered with the FDA as a medical device manufacturing facility and, therefore, is subject to FDA quality system regulations regarding manufacturing, testing, quality control and documentation procedures.

Market for Soluble’s Membership Interests and Related Matters

Market for Membership Interests

Soluble is a privately-owned limited liability company with no established public trading market for its membership interests.

Holders

As of December 15, 2016, there were 128 members in Soluble.

Cash Distributions

Soluble had never made any cash distributions to its members and does not anticipate making any cash distributions to its members in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF SOLUBLE

You should read this discussion of Soluble’s financial condition and results of operations in conjunction with the section entitled “Selected Historical Financial Information of Soluble” in this proxy statement/prospectus and Soluble’s audited financial statements for the years ended December 31, 2015 and 2014, and the unaudited financial statements for the nine month periods ended September 30, 2016 and 2015, and related notes included elsewhere in this proxy statement/prospectus. The financial information presented for the years ended December 31, 2015 and 2014 is based on Soluble’s audited financial statements and related notes for the periods then ended. The financial information presented for the nine month periods ended September 30, 2016 and 2015 is based on Soluble’s unaudited interim financial statements and related notes for the periods then ended. This discussion and analysis contains certain statements that are not strictly historical and are “forward-looking” statements and involve risks, uncertainties and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus. Soluble’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

Overview

Soluble, formed in 1999 and headquartered in Newport News, Virginia, is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Soluble is the exclusive marketer and distributor of TheraSkin in the U.S., through an agreement with SWAI. Soluble owns the TheraSkin® brand name. TheraSkin is a biologically active human skin allograft with living cells and was commercially launched in January 2010. TheraSkin jumpstarts the healing of stalled chronic wounds and is an alternative to human autograft, which is considered to be the gold standard for wound closure. TheraSkin is derived from human tissue from consenting and highly screened donors and is manufactured by SWAI, a wholly-owned subsidiary of LifeNet Health.

Soluble also has a patented SMRT Polymer technology that provides the moisture rebalancing technology in its advanced wound care dressing, TheraGauze®. TheraGauze sales play a very minor role in Soluble’s business, with less than 1% of Soluble’s sales revenue coming from sales of TheraGauze.

TheraSkin is used by medical professionals, primarily in hospital out-patient wound care centers. Secondary sites of use include hospital operating rooms (in-patient), doctor offices, and Veterans Administration hospitals. Soluble concentrates sales support in wound care centers and hospital operating rooms.

The factors that most influence Soluble’s product sales include 1) medical professional choice, based on clinical results and efficiency, 2) reimbursement coverage of the product to cover professional, facility and patient costs, 3) availability and competence of professional sales coverage, and 4) supply reliability.

Soluble has a sales organization with 41 sales representatives and sales managers, covering approximately 600 accounts and about 35-40% of the U.S. geographically.

TheraSkin is reimbursed by CMS, by most Medicaid programs, and by many private insurers. The majority of chronic wounds are experienced by patients over age 65, so reimbursement coverage by CMS is a critical driver of Soluble’s sales growth. CMS granted Q-code reimbursement for TheraSkin in January 2011, allowing Soluble to seek geographic coverage from the now eight CMS Contract Administrators for the Skin Substitute category. One hundred percent U.S. coverage for Medicare recipients was attained by April 2015. Since 2013, Soluble has obtained coverage in 41 states for Medicaid recipients, and continues to add private insurance coverage, with the most recent coverage by BCBS South Carolina. In addition, recent clinical test results have convinced many large insurers to expand coverage to include use of TheraSkin over bone, tendon, muscle and joint capsule. CMS granted pass-through reimbursement status for TheraSkin through December 31, 2016, allowing for separate payment (outside of the bundled payment with the related procedure) for TheraSkin administered in hospital outpatient departments and ambulatory surgery centers. Following the expiration of pass-through, TheraSkin is now reimbursed at the high cost bundled rate for Medicare reimbursement. Pass-through status allowed physicians to receive Medicare reimbursement for TheraSkin separately from the bundled rate used to cover all related procedures. Pass-through status is intended to encourage the development and use of new technologies by clinicians, allowing them to become familiar with a product’s benefits while giving CMS the opportunity to collect data on utilization in order to incorporate the product into the service with which it is used when the product’s pass-through status expires. Medicare annually calculates the mean cost per unit (MCU) and the cost per day (CPD) for every cellular tissue product based on every company’s sales and pricing data. For the year 2017, TheraSkin has exceeded the threshold in both categories and therefore has been assigned to the high cost bundled rate. Due to the mechanism by which Medicare calculates payments for products with pass-through status, reimbursements for Soluble’s two smallest unit sizes are reimbursed at the same rate both with and without Soluble having pass-through status, leaving the benefits of pass-through status only having been achieved with Soluble’s large unit. Soluble estimates that historically 55 to 60% of TheraSkin sales have been associated with Medicare; of that percentage, 55 to 60% of such sales are of Soluble’s large unit. Said differently, 30 to 36% of TheraSkin sales have moved from being reimbursable under the pass-through rate to the high cost bundled rate.

Despite losing pass-through status, Soluble believes it will still continue to provide hospitals with superior margins for TheraSkin used on most wound sizes when compared to the other three leading skin substitutes in the market, all of which are reimbursed under the same high cost bundled rate. Soluble believes that, overall, it has an economic advantage over the three leading skin substitutes in the market because Soluble offers multiple sizes of TheraSkin, while one of these competitors does not offer multiple sizes of its products and the other two competitors have a much higher per square centimeter cost structure so they are not economically feasible for larger wound sizes. Soluble believes that its multiple sizes of TheraSkin provide a significant opportunity to reduce wastage of cellular tissue product. The TheraSkin extra-small unit (6 cm2) and small unit (13cm2) are significantly more price competitive for wound size 1cm2 to 18cm2 compared to the Apligraf® single size (44cm2), and the TheraSkin large unit (39 cm2) is reasonably more price competitive than Apligraf for wound sizes greater than 18cm2 to 50cm2.

The TheraSkin extra-small unit (6 cm2) is slightly higher in price for wound size 1cm2 to 3cm2 compared to Epifix and Grafix sizes for small wounds this size, but the TheraSkin extra small unit (6 cm2) and small unit (13cm2) are significantly more price competitive for wound size 4cm2 to 18cm2 compared to Epifix and Grafix. The TheraSkin large unit (39 cm2) is significantly more price competitive than Epifix and Grafix sizes for wound sizes greater than 18cm2 to 50cm2. TheraSkin extra-large unit (116cm2) is significantly more price competitive to all three leading skin substitutes for treating wounds greater than 50cm2 to 140cm2.

Soluble’s existing agreement with the supplier of TheraSkin, SWAI, calls for a 50/50 revenue sharing of gross sales of TheraSkin. Overall sales of TheraSkin for the fiscal year ended December 31, 2015 grew 56% to $14.4 million from $9.2 million in 2014. During the nine months ended September 30, 2016, overall sales of TheraSkin grew 34% to $14.1 million compared to $10.5 million for the same period in 2015. Pursuant to Soluble’s current revenue sharing arrangement with SWAI, Soluble received 50% of such gross sales of TheraSkin. For more information on Soluble’s revenue sharing arrangement with SWAI, please see the section entitled “Revenue Sharing” below.

Since its inception, Soluble has not been profitable. Soluble has made significant investments in clinical trials, obtaining reimbursement coverage, geographic expansion, and enhanced brand awareness to support long term sales growth. Net losses for the fiscal years ended December 31, 2015 and 2014, and the nine month period ended September 30, 2016 were $6.4 million, $4.6 million and $4.7 million, respectively.

As of September 30, 2016, Soluble had approximately $834,000 in cash. As of December 31, 2015, cash and cash equivalents totaled $2.7 million. As of December 31, 2014, cash was approximately $70,000. Since Soluble’s inception, it has raised a total of $18.0 million by issuing equity in the form of membership interests and, in June 2015, entered into a credit agreement with a third-party lender, which provided for a senior, secured term loan in the principal amount of $12 million. In addition, in order to finance its continuing operations, Soluble entered into several subordinated convertible promissory notes with several third-party lenders, which provided for subordinated, convertible term loans in the aggregate principal amount of $4.3 million. With the combination of cash on hand, accounts receivable, cash from operations, and cash input from the Transactions, Soluble anticipates that it will have sufficient cash to fund its operations until closing.

Results of Operations

The following discussion summarizes the key factors necessary to understanding Soluble’s financial statements.

Comparison of Nine Months ended September 30, 2016 and 2015

Soluble’s share of TheraSkin revenue for the nine months ended September 30, 2016 grew 34% to $7.1 million from $5.3 million for the nine month period ended September 30, 2015. During the nine months ended September 30, 2016, overall sales of TheraSkin grew 34% to $14.1 million compared to sales of $10.5 million during the nine month period ended September 30, 2015. Soluble believes the key factors influencing sales growth were an increase in the average price per unit (an increase of 12% during the nine month period ended September 30, 2016 compared to the same period during 2015) and improvements in sales representative effectiveness, increased customer awareness of successful clinical trials and expanded reimbursement coverage to more patients. Average monthly sales per sales representative increased 30% during the nine month period ended September 30, 2016 compared to the same period in 2015. Unit volume increased 20% during the nine month period ended September 30, 2016 in comparison to the same period during 2015.

Cost of Goods Sold

The cost of goods sold represents expenses associated with the manufacture and sale of Soluble’s product TheraGauze. Sales of TheraGauze represent less than 1% of Soluble’s total revenue. Soluble’s cost of goods sold totaled $49,000 for the nine month period ended September 30, 2016, a decrease from $59,000 for the same period in 2015. The decrease was due to lower sales revenue related to sales of TheraGauze.

Gross Loss

As noted above, sales of TheraGauze represent less than 1% of Soluble’s total revenue. The product is burdened by a fixed cost (rent) which cannot be absorbed with a low volume of sales. Hence, Soluble recognized similar gross loss of $21,000 and $22,000, respectively, for each of the nine month periods ended September 30, 2016 and 2015 related to TheraGauze.

Selling and Marketing Expenses

During the nine month period ended September 30, 2016, selling and marketing expenses were $8.0 million, an increase from $6.5 million for the same period during 2015. The primary drivers of the increase were 1) an increase in commissions paid as sales increased, 2) higher base compensation for the average sales representative (a result of Soluble’s need to attract and retain sales talent in an increasingly competitive medical device market), and 3) expansion of the sales force to include several sales assistants, a sales trainer and two sales tele-representatives.

General and Administrative Expenses

General and administrative expenses were $2.0 million for the nine month period ended September 30, 2016, unchanged for the same period in 2015.

Operating Loss

Operating loss for the nine months ended September 30, 2016 was $3.0 million, a decrease from $3.6 million for the same period in 2015. Such decrease in operating loss was due to an increase in fees received exceeding the increase in operating expenses.

Net Loss

Soluble’s net loss for the nine month period ended September 30, 2016 was $4.7 million, unchanged from the same period in 2015. The difference between the change in operating loss (as discussed above) and no change in net loss was primarily attributable to increased interest expense.

Comparison of the Years Ended December 31, 2015 and 2014

Soluble’s share of TheraSkin revenue for the fiscal year ended December 31, 2015 grew 56% to $7.2 million up from $4.6 million during December 31, 2014. Overall sales of TheraSkin for the fiscal year ended December 31, 2015 grew 56% to $14.4 million from $9.2 million for the fiscal year ended December 31, 2014. Unit volume increased 43% during the fiscal year ended December 31, 2015 in comparison to 2014.

•	Price per average unit increased 9% during 2015 in comparison to 2014. This increase was influenced by a substantial decrease in average unit price during Soluble’s first quarter of 2014 (37% lower versus the remainder of 2014), which resulted from a short-term adverse change in reimbursement conditions set by CMS in November 2013. The ruling relative to TheraSkin was lifted effective April 1, 2014, allowing TheraSkin to be returned to competitive pricing.

•	Strong sales growth in each territory was due to improvements in sales representative effectiveness, increased customer awareness of successful clinical trials and expanded reimbursement coverage to more patients. Average monthly sales per sales representative grew 30% for the fiscal year ended December 31, 2015 versus the fiscal year ended December 31, 2014.

Cost of Goods Sold

The cost of goods sold represents expenses associated with the manufacture and sale of Soluble’s product TheraGauze. Sales of TheraGauze represent less than 1% of Soluble’s total revenue. Soluble’s cost of goods sold totaled $112,000 for the year ended December 31, 2015, an increase from $67,000 for the fiscal year ended December 31, 2014. The increase was due to Soluble having to write off TheraGauze inventory during 2015 that had reached its expiration date.

Gross Loss

As noted above, sales of TheraGauze represent less than 1% of Soluble’s total revenue. The product is burdened by a fixed cost (rent) which cannot be absorbed with a low volume of sales. Hence, Soluble recognized gross loss in each of 2015 and 2014 related to TheraGauze. The large increase in the loss for the year ended December 31, 2015 ($69,000) versus the year ended December 31, 2014 ($9,000) was the result of Soluble having to write off TheraGauze inventory during 2015 that had reached its expiration date.

Selling and Marketing Expenses

Soluble’s sales and marketing expenses totaled $8.8 million for the fiscal year ended December 31, 2015, an increase from $6.4 million for the fiscal year ended December 31, 2014. The primary drivers of the increase were an increase over time in the number of sales representatives and an increase in commissions paid as sales increased. Base compensation for the average sales representative also increased from the beginning of Soluble’s 2014 fiscal year to present, a direct result of Soluble’s need to attract and retain sales talent in an increasingly competitive medical device sales market.

General and Administrative Expenses

Soluble’s general and administrative expenses totaled $2.6 million for the fiscal year ended December 31, 2015, an increase from $2.1 million for the fiscal year ended December 31, 2014. The general and administrative expenses for the fiscal year ended December 31, 2015 included the addition of an executive employee, and the initiation of a 401(k) savings plan that included a company match provision.

Operating Loss

Operating loss for the fiscal year ended December 31, 2015 was $4.7 million, an increase from a loss of $4.0 million for the fiscal year ended December 31, 2014. Such increase in operating loss resulted from Soluble’s increased expenses (that were incurred to produce sales growth, as discussed above) exceeding growth in income before operating expenses.

Net Loss

Soluble’s net loss for the fiscal year ended December 31, 2015 was $6.4 million, an increase from a net loss of $4.6 million for the fiscal year ended December 31, 2014. The increased net loss in excess of the increased operating loss (as discussed above) was primarily attributable to interest expense and fees related to the $12 million credit agreement.

Liquidity and Capital Resources

Cash Flows

As of September 30, 2016, Soluble had $834,000 in cash and cash equivalents. As of December 31, 2015, Soluble had $2.7 million in cash and cash equivalents. The decrease in cash was primarily attributable to operating expenses and capital expenditures exceeding revenues. As of September 30, 2016, Soluble’s working capital was a deficit of approximately $4.1 million.

Operating Activities

During the nine months ended September 30, 2016, Soluble used $2.3 million in cash for operating activities, compared to $4.4 million for the nine months ended September 30, 2015. The decrease in cash used for operating activities was primarily due to increased fees received.

For the fiscal year ended December 31, 2015, Soluble used $6.9 million in cash for operating activities, compared to $4.1 million for the fiscal year ended December 31, 2014. The increase in cash used for operating activities was primarily due to increased operating expenses exceeding increased fees received.

Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2016 was $127,000 compared to $77,000 during the same time period in 2015.

Financing Activities

During the nine months ended September 30, 2016, cash flows from financing activities was $500,000 as a result of securing short term debt, as compared to the net proceeds of $9.3 million from the $12 million credit agreement during the nine months ended September 30, 2015.

For the fiscal year ended December 31, 2015, cash flows from financing activities totaled $9.8 million as a result of net borrowings of notes payable, compared to $4.0 million for the fiscal year ended December 31, 2014. The increase was primarily due to the $12 million credit agreement.

Sources of Liquidity

From inception to September 30, 2016, Soluble has incurred an accumulated deficit of $34.6 million, primarily from commercialization expenses required to establish TheraSkin as a sustainable brand supported by a direct sales force, multiple clinical studies, and comprehensive reimbursement. Soluble has financed its operations since inception primarily through the private sale of membership interests, convertible debt and debt.

Soluble believes that its existing resources and cash input from the Transactions will be sufficient to fund its operations through the completion of the Transactions, which is anticipated to occur during the first quarter of 2017. In the event the Transactions are not completed, Soluble will need to raise additional financing immediately to support its operations and planned growth. Soluble’s liquidity and capital requirements will depend on numerous factors, including but not limited to:

•	the cost of supply for the TheraSkin product,
•	the effectiveness of marketing and sales efforts, and
•	market, reimbursement, and regulatory developments.

Any additional equity financing will dilute the interests of existing Soluble members and any debt financing could impose significant financial and operating restrictions on Soluble. Soluble cannot assure that it will be able to obtain additional financing on acceptable terms, or at all.

Critical Accounting Polices and Significant Judgments and Estimates

Soluble’s financial statements are prepared on the accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the United States of America.

Revenue Sharing

Soluble’s agreement with the supplier of TheraSkin, SWAI, calls for a 50/50 revenue sharing of gross sales of TheraSkin. LifeNet Health, the parent of SWAI, processes and packages TheraSkin to specification, maintains inventory, processes orders generated by Soluble, ships those orders to customers, invoices customers, receives payments, and shares 50% of the gross sales with Soluble within an average of 45 days from the date of sale. Revenue is recognized when the product ships. Returns costs are shared with SWAI, as are most bad debt write-offs. Soluble’s expenses related to TheraSkin are reflected in its statements of operations as “Operating Expenses.”

Accounts Receivable

All but 1% of accounts receivable derives from a single account, SWAI, which remits, in full, 50% of TheraSkin revenue to Soluble 30 days following the close of each month.

Inventory

Inventories are stated at the lower of cost or market. Soluble employs a full absorption procedure for valuing raw materials, work in-process and finished goods using average costing techniques.

Going Concern

Soluble’s future existence remains uncertain, and the report from its independent auditors on its financial statements for the years ended December 31, 2015 and 2014 includes an explanatory paragraph relating to Soluble’s ability to continue as a going concern. As of September 30, 2016, Soluble had an accumulated deficit of approximately $34.6 million, primarily from commercialization expenses required to establish TheraSkin as a sustainable brand supported by a direct sales force, multiple clinical studies, and comprehensive reimbursement. Soluble expects its operating expenses relating to selling and marketing expenses and general and administrative expenses to continue for the foreseeable future. The ability of TheraSkin to become profitable depends on both growing sales and effectively increasing Soluble’s share of TheraSkin revenue. Continuation of the current rapid rate of growth will depend on expanding availability of TheraSkin to the remaining 60-65% of the U.S., which will require either a significant investment in additional sales representatives, or partnering with an entity with a compatible sales force.

Other

Advertising and research and development costs are all expensed as incurred.

Off-Balance Sheet Arrangements

As of September 30, 2016, Soluble had no off-balance sheet arrangements.

INFORMATION ABOUT OLD ALLIQUA

Business

As used in this section, the terms “we,” “our” and “us” refer collectively to Old Alliqua and its subsidiaries taken as a whole, except where the context otherwise requires or as otherwise indicated.

We are a regenerative technologies company that commercializes differentiated regenerative medical products which assist the body in the repair or replacement of soft tissue. Through our sales and distribution network, together with our proprietary products, we believe we offer solutions that allow clinicians to utilize the latest advances in regenerative technologies to bring improved patient outcomes to their practices.

Products and Services

Our commercial wound care portfolio currently consists of three product categories: wound bed preparation, human biologics and antimicrobial protection. We currently market MIST® Ultrasound Healing Therapy (“MIST Therapy”), which uses painless, noncontact low-frequency ultrasound to promote healing, Biovance® Amniotic Membrane Allograft (“Biovance”) and Interfyl™ Human Connective Tissue Matrix (“Interfyl”), which are human biologic regenerative technologies, and TheraBond 3D®, which is an advanced dressing incorporating its proprietary TheraBond 3D® Antimicrobial Barrier Systems (“TheraBond”) technology. We seek to broaden this product portfolio by identifying, acquiring and integrating technologies and products that enhance our product portfolio while diversifying our customer base and growing our sales footprint. In addition, we maintain our legacy contract manufacturing business, which provides custom hydrogels to the OEM market.

Wound Bed Preparation

On May 29, 2015, we completed our acquisition of Celleration, Inc. (“Celleration”), a medical device company focused on developing and commercializing the MIST Therapy therapeutic ultrasound platform for the treatment of acute and chronic wounds. MIST Therapy is a painless, noncontact, low-frequency ultrasound delivered through a saline mist medium to the wound bed. The MIST Therapy system and UltraMIST® (“UltraMIST”) consist of a portable countertop generator and handheld transducer. Attached to the transducer is a single-use disposable applicator, which includes an inlet for sterile saline. As the device is activated, the saline is introduced to the head of the transducer where it is atomized. This saline mist is the medium allowing the ultrasonic energy to be efficiently transmitted to the wounded area without direct contact of the device. The energy delivery via a fluid mist has been described as painless and often pain-relieving for the patient. The disposable applicator is designed for a single use only in order to avoid any potential of contamination from patient to patient. Unlike most wound therapies that are limited to treating the wound surface, we have evidence that MIST Therapy sound wave energy promotes healing and reduces bacterial bioburden.

Human Biologics

In November 2013, we entered into a license, marketing and development agreement with Anthrogenesis Corporation d/b/a Celgene Cellular Therapeutics (“CCT”), an affiliate of Celgene Corporation, pursuant to which CCT granted us an exclusive, royalty-bearing license in its intellectual property related to certain placental based products for wound care and wound management, including those made from extracellular matrix (“ECM”) derived from the human placenta, and Biovance®, a decellularized and dehydrated allograft produced from human amniotic membrane for the management of non-infected partial- and full-thickness wounds. On May 5, 2015, the license agreement was further amended, pursuant to which we received the additional right to develop and market CCT’s connective tissue matrix product known as Interfyl, our latest regenerative technology. In February 2016, Human Longevity Inc. (“HLI”), a genomics-based, technology-driven company, acquired the assets of CCT related to ECM, Biovance and Interfyl, among other select assets. In connection with the acquisition, all of CCT’s rights and obligations under the license agreement were assigned to HLI.

The license agreement permits us to commercialize Biovance in the United States. The development and application of the intellectual property covered under the license agreement and is managed by a joint steering committee, composed of members of our company and HLI. We pay HLI annual license fees, designated amounts when certain milestone events occur and royalties on all sales of licensed products, with such amounts being variable and contingent on various factors. On September 30, 2014, the license agreement was amended to give us the exclusive right to market Biovance for podiatric and orthopedic applications.

In connection with the Biovance products contemplated by the license agreement, on November 14, 2013, we also entered into a supply agreement with CCT, as subsequently amended on each of April 10, 2014 and September 30, 2014, pursuant to which CCT agreed to supply us with our entire requirement of Biovance for distribution and sale in the United States. On April 10, 2014, we and CCT entered into a supply agreement for ECM, on substantially the same terms as the supply agreement for Biovance. On April 23, 2014, we initiated our sales and marketing efforts for Biovance at the Spring 2014 Symposium on Advanced Wound Care and had our first commercial sale on May 1, 2014. In February 2016, HLI assumed all of CCT’s rights and obligations under the supply agreement in connection with the acquisition and the assignment of the license agreement.

We believe Interfyl will be able to treat deep wounds or soft tissue voids for which a sheet format such as Biovance is not as well suited. Interfyl is regulated as a 361 human tissue product, indicated for the replacement or supplementation of damaged or inadequate integumental soft tissue. There are podiatric and orthopedic applications, as well as wound management opportunities for homologous use of Interfyl. In connection with the Interfyl products contemplated by the license agreement, on April 15, 2016, we entered into a supply agreement with HLI, pursuant to which HLI agreed to supply us with our entire requirements of Interfyl for distribution and sale in the United States. In September 2016, we announced the commercial introduction of Interfyl in the United States. We offer Interfyl in both particulate and flowable forms. In these forms, Interfyl can be used to fill voids and correct defects in soft tissue, providing mechanical and structural support to facilitate the tissue repair process or replace missing or inadequate soft tissue.

Biovance and Interfyl are derived from the placenta of healthy, full-term pregnancies. Human tissues contain collagen, fibronectin, and other proteins and biochemicals that support healing. These important components are maintained in their native architecture throughout HLI’s processing. However, essentially no cells are contained in the finished products (Biovance and Interfyl are decellularized), which is different from other placenta-based products, and this decellularization together with the gentle minimal manipulation of the tissues contribute to minimization of irritation and inflammation related to immune responses that can interfere with healing. When the scaffold or extracellular matrix of Biovance and Interfyl is placed in a wound or an area with damaged or deficient soft tissue, it can serve as a platform that allows the body’s own cells to migrate into the matrix and attach. Once attached, the cells release growth factors to signal other activities to progress healing.

Biovance is intended for use as a biological membrane covering that provides extracellular matrix while supporting the repair of damaged tissue. As a barrier membrane, Biovance is intended to protect the underlying tissue and preserve tissue plane boundaries with minimized adhesion or fibrotic scarring. Indications include, but are not limited to, surgical covering, wrap or barrier, application to partial- and full-thickness, acute and chronic wounds (such as, traumatic and complex wounds, burns, surgical and Mohs surgery sites; and diabetic, venous, arterial, pressure and other ulcers), including wounds with exposed tendon, muscle, bone or other vital structures.

Interfyl is intended for use as the replacement or supplementation of damaged or inadequate integumental tissue. Indications include, but are not limited to, treatment of soft tissue voids, correction of soft tissue defects, soft tissue augmentation during repair of dehisced or complicated surgical closures and repair of small surgical defects resulting from either medical or surgical conditions including those with exposed vital structures (bone, tendon, ligament, or nerve). Interfyl is also intended for use as the replacement or supplementation of damaged or inadequate integumental tissue. Indications include, but are not limited to: augmentation of deficient/inadequate soft tissue and treatment of deep dermal wounds; surgical wounds; soft tissue voids as a result of tunneling wounds, fistula tracts, or dermal undermining–including those with exposed vital structures (bone, tendon, ligament, or nerve).

Any further development and commercialization of ECM is not planned by us at this time.

Antimicrobial Protection

In May 2014, we acquired Choice Therapeutics, Inc. (“Choice”), a provider of innovative wound care products using proprietary TheraBond 3D® Antimicrobial Barrier Systems. The TheraBond product line includes contact dressings, island dressings and wraps. Based on a proprietary and patented manufacturing process, silver is bonded to the entire surface of the nylon fibers of the TheraBond dressing. When the TheraBond products are placed on the wound, bioactive ionic silver is released at a controlled rate. Used largely in burn care, we believe TheraBond promotes an optimal wound healing environment by creating an antimicrobial barrier that helps protect against infection. With its one-piece construction and unique struts between the contact and outer layers, TheraBond enables efficient transfer of fluid and exudate (excess wound fluid) away from the wound and into an absorptive outer dressing, while providing rapid, sustained antimicrobial protection.

Contract Manufacturing

  In connection with our legacy contract manufacturing business; we develop, manufacture and market high water content, electron beam cross-linked, aqueous polymer hydrogels, or gels, used for wound care, medical diagnostics, transdermal drug delivery and cosmetics. We specialize in custom gels by capitalizing on proprietary manufacturing technologies. Our products are manufactured using proprietary and non-proprietary mixing, coating and cross-linking technologies. Together, these technologies enable us to produce gels that can satisfy rigid tolerance specifications with respect to a wide range of physical characteristics (e.g., thickness, water content, adherence, absorption, moisture vapor transmission rate (a measure of the passage of water vapor through a substance) and release rate) while maintaining product integrity. Additionally, we have the manufacturing ability to offer broad choices in selection of liners onto which the gels are coated. Consequently, our customers are able to determine tolerances in moisture vapor transmission rate and active ingredient release rates while personalizing color and texture.

Planned Products and Services

We intend to continue to expand our existing product offerings through licensing of products and acquisitions. We believe that our management team will be able to successfully integrate and leverage acquired products so we will have a more comprehensive suite of wound care products. We believe acquiring a product with established sales channels would also help us market our existing products. In evaluating potential acquisition targets, we are looking for technology platforms which enhance our current products, have revenue associated with the technology where possible, and have a strong value proposition in today’s health care climate, among other factors. In furtherance of this objective, we are pursuing the proposed Transactions with Soluble and the Supply Agreement with SWAI, which we believe will enhance our product portfolio and expand our sales into new geographic areas.

In addition to expanding our product offerings through licenses and acquisitions, we also intend to modify our existing products through the expansion of customer options (e.g. additional offerings in different sizes and shapes) and potentially expand into new indications for use of our existing regenerative technologies. As our products, with the exception of the ECM suite, are already cleared or do not require clearance by the U.S. Food and Drug Administration (“FDA”), we believe that these types of modifications can be made with minor regulatory delay. We believe that these improvements and additional options will enhance our reputation and potentially attract new customers.

Asset Sale

On June 30, 2016, we entered into a purchase agreement with BSN medical, Inc. (“BSN”), pursuant to which we sold to BSN all of our rights under our former distribution agreement with former Sorbion GmbH & Co KG (“Sorbion”), dated as of September 20, 2013, as subsequently amended and assigned to BSN, including but not limited to all distribution rights, exclusivity rights, intellectual property rights and marketing rights to the Sorbion product line and our remaining unsold inventory of Sorbion products purchased under the distribution agreement. Subject to the terms and conditions of the purchase agreement, in exchange for the sale of such rights to the Sorbion products and unsold products, BSN paid us an aggregate consideration of $4,103,000. Effective upon the closing of the sale, the distribution agreement was terminated. In addition, we received $100,000 in connection with a transaction services agreement with BSN. As a result of the foregoing, we no longer distribute Sorbion wound dressings and exudate management products.

Growth Strategy

We intend to grow our business by pursuing the following strategies:

•	Strategic Acquisitions. We intend to broaden our product portfolio by identifying, acquiring and integrating technologies and products that enhance our product portfolio while diversifying our customer base and growing our sales footprint. In May 2015, we acquired Celleration and added the MIST Therapy to our product portfolio. We are pursuing the Transactions with Soluble, which we believe will enhance our product portfolio and expand our sales into new geographic areas.

•	Expand our Sales Capabilities. We believe that increasing the awareness of our products will accelerate sales. If we complete the Transactions with Soluble, we expect to have sales resources of approximately 82 compared to approximately 40 sales resources as of December 31, 2016. We believe that this increase in sales resources will permit us to reach into new geographical areas, as well as possible increased cross-selling of our products. We believe this increase in our distribution infrastructure will enable us to build a more targeted and focused selling organization, within both the hospital outpatient and surgical areas.

•	Focused Sales Efforts. We expect to focus an increased portion of our sales representatives in the hospital surgical area. We also plan on focusing sales efforts for our MIST Therapy products in the areas such as deep tissue injuries and venous leg ulcers.

•	Grow our Business through New Product Introductions. We intend to grow our business by expanding our existing product offerings. We may have the opportunity to obtain commercial rights for potential new biologic products in the research and development pipeline of our partner, HLI. In addition, we may also have the opportunity to modify our existing products through life cycle management and through other verticals.

•	Expand into Surgical Specialties. We intend to seek potential partners to expand the use of our products into other surgical specialties.

•	Increased reimbursement coverage. We intend to continue to increase government and commercial insurance reimbursement coverage for our products.

 Industry and Markets

According to medical market research firm BioMedGPS, LLC SmartTRAK™ data, the U.S. market for wound care management products, which had revenues of approximately $5.9 billion in 2015, is expected to grow to $7.4 billion by 2019, which is a compound annual growth rate of 5% for 2015 to 2019. Growth in the U.S. wound care market will likely come from new therapies that result in decreasing healing times and subsequent cost savings and a growing focus on special populations such as diabetics and the obese.

We intend to target four specific market segments within the wound care industry:

●	Diabetic Ulcers. According to the National Diabetes Clearinghouse (“National Diabetes Fact Sheet, 2014” available at www.cdc.gov), there are over 29 million diabetics in the U.S., or more than 9.3% of the U.S. population. Almost 11.2 million people over the age of 65 are diabetic, which equates to almost 26% of all people in this age group. Furthermore, more than 60% of nontraumatic lower-limb amputations occur in people with diabetes. A study published by Wild, et. al. (Diabetes Care, May 2004) estimates that the worldwide number of diabetics is projected to be 366 million people by the year 2030. Boulton, et. al. (“Neuropathic Diabetic Foot Ulcers,” New England Journal of Medicine, July 2004) reported that diabetic foot ulcers (DFUs) develop in approximately 15% of patients with diabetes and precede 84% of all diabetes-related lower leg amputations. We believe that our wound care products can aid in the healing of these diabetic foot ulcers, thereby lessening the need for amputation.

●	Pressure Ulcers. Dorner, et. al. (“The Role of Nutrition in Pressure Ulcer Prevention and Treatment,” The National Pressure Ulcer Advisory Panel, 2009) stated that according to The Joint Commission, more than 2.5 million patients in U.S. acute-care facilities suffer from pressure ulcers. Dorner, et. al. also stated that the prevalence of pressure ulcers in the U.S. is widespread in all settings, with estimates of 10% to 18% in acute care and 2.3% to 28% in long-term care. The study further noted that these pressure ulcers can reduce overall quality of life and may also contribute to premature mortality in some patients, therefore any intervention that may help to prevent or treat them once they occur is important to reduce the cost of pressure ulcer care and improve the quality of life for affected individuals. Park-Lee, et. al. (“Pressure Ulcers Among Nursing Home Residents: United States, 2004,” The National Center for Health Statistics Data Brief, No. 14, February 2009) reported that 35% of nursing home residents with stage 2 or higher pressure ulcers received special wound care by specially trained professionals. We believe that our wound care products can aid in the treatment of pressure sores and ulcers, thereby increasing quality of life and decreasing the amount of time spent in wound care facilities.

●	Venous Stasis Ulcers. These wounds are believed to occur due to improper functioning of venous valves, usually of the legs. According to the University of Washington Medical Center (available at www.uwmedicine.org/health-library/Pages/venous-stasis-ulcers.aspx), the main risk of venous stasis ulcers is the spread of infection from a persistent wound. Failure to address the condition appropriately could ultimately result in limb loss. As these ulcers are typically small, they are often undertreated, which leads to larger ulcers which require more complex treatments. Brem, et. al. (“Protocol for the Successful Treatment of Venous Ulcers,” American Journal of Surgery, July 2004) reported in one study that up to 48% of venous ulcers had recurred by the fifth year after healing. These often chronic ulcers affect up to 2.5 million U.S. citizens annually. We believe that our wound care products can aid in the treatment of venous stasis ulcers and increase the quality of life for those affected.

●	Post-Surgical and Burn Dressings. The study entitled “Number, Rate, and Standard Error of All Listed Surgical and Non-surgical Procedures for Discharges from Short-stay Hospitals, by Selected Procedure Categories: United States, 2009” (Centers for Disease Control and Prevention) reported that in 2009, an estimated 29 million surgical procedures were performed in the U.S. The New York Times (Sack, “Hospital Infection Problem Persists,” The New York Times, April 13, 2010) cited a report from the Agency for Healthcare Research and Quality in 2010 that the problem of hospital-acquired infections (“HAIs”) contributes to an estimated 100,000 deaths annually and concluded that the problem merited “urgent attention”. According to the American Burn Association (“Burn Incidence and Treatment in the United States: 2015 Fact Sheet,” available at www.ameriburn.org/resources_factsheet.php), an estimated 486,000 people with burn injuries receive medical treatment on an annual basis. If the burn is second degree or worse, medical attention may be required to reduce the risk of infection. We believe that our wound care products can aid in the prevention of HAIs.

Sales and Marketing

We continue to focus on sales and marketing efforts in the United States. As of December 31, 2016, we had 40 employees dedicated to sales, all of whom have experience in the wound care industry. Additionally, we have developed an independent network of agents to sell our wound care products through our extensive channel reach through a network of distributors. In addition, we have assembled a Medical/Surgical Advisory Board to help us target improvements and new applications for our products and assist in our marketing efforts. We also market our advanced wound care products at conferences, trade shows and other educational events.

Customers

One customer accounted for approximately 7% and 10% of our revenue for the years ended December 31, 2016 and 2015, respectively. This customer is a medical device manufacturer and a consumer of our contract manufacturing products. The decrease in this concentration is due to an increase in product revenue, which is consistent with our strategy. We expect that as revenues from the sales of our portfolio of advanced wound care solutions increases, this concentration will continue to abate in 2017.

Competition

There are several established silver-based wound dressings and other products which are already in the marketplace that compete with TheraBond. These include Acticoat (sold by Smith & Nephew), Aquacel Ag (sold by ConvaTec), and Silvercel (sold by Acelity). We believe that our low cost of sales will enable us to capture market share from our competitors.

Leading competitors in the tissue-based wound care area that will compete with our biologic products, Biovance and Interfyl include companies such MiMedx Group, LLC, Osiris, Organogenesis, Integra, as well as a significant number of smaller companies.

We believe that MIST Therapy has no direct competition in the advanced wound care market. As a result, we believe that MIST Therapy may compete favorably on the basis of broad application. Notwithstanding the lack of direct competition, we expect many physicians and allied professionals to continue to employ other treatment approaches and technologies to treat chronic and hard-to heal wounds.

Our ability to establish sales in a market with many larger manufacturers may be difficult. We continue to recruit veterans of the medical device industry to leverage our product offerings into the most beneficial distribution channels. Our competitors may still have greater resources to support their products and may not allow us to take any market share from them.

Sources and Availability of Raw Materials; Principal Suppliers

In general, raw materials essential to our businesses are readily available from multiple sources. For reasons of quality assurance, availability, or cost effectiveness, certain components and raw materials are available only from a sole supplier. Our policy is to maintain sufficient inventory of components so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time.

We purchase MIST Therapy applicators and the saline bottles included with each applicator from single sources. We purchase the UltraMist systems from one supplier. We and our suppliers purchase many of the components and raw materials in manufacturing the MIST products from numerous suppliers in various countries. We have been able to obtain adequate supplies of such raw materials and components and work closely with suppliers to try to ensure continuity of supply while maintaining high quality and reliability.

Under our supply agreement with HLI, we receive finished goods from HLI.

 Noble Biomaterials, Inc. is the principal manufacturer utilized in production of our TheraBond dressings. Noble Biomaterials, Inc. utilizes a proprietary and patented manufacturing process. Although we have not experienced significant production delays attributable to supply changes, we believe that developing alternative sources of supply used to make TheraBond would be difficult over a short period of time.

Because we have no direct control over these suppliers, interruptions or delays in the products and services provided by these parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary products or raw materials, we may be unable to redesign or adapt our technology to work without such raw materials or products or find alternative suppliers or manufacturers. In such events, we could experience interruptions, delays, increased costs or quality control problems, or be unable to sell the applicable products, all of which could have a significant adverse impact on our revenue.

Other than as discussed above, we believe that, due to the size and scale of production of our suppliers, there should be adequate supply of raw materials from our manufacturers.

Patents, Proprietary Rights and Trademarks

We own or license a number of trademarks covering our company and our products. Our policy is to file patent applications to protect technology, inventions and improvements that are important to the development of our business. We also rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position.

As of December 31, 2016, we have beneficial ownership of 15 issued U.S. utility patents, 2 issued U.S. design patents, 17 foreign patents, and several pending U.S. and foreign patent applications covering aspects of our MIST Therapy platform. Specifically, the MIST Therapy patent rights cover both medical and device aspects of wound care using non-contact ultrasound, as well as other clinical ultrasound applications.

In November 2013, we entered into a license, marketing and development agreement with CCT, as subsequently amended on each of September 30, 2014 and May 6, 2015, pursuant to which we hold an exclusive, royalty-bearing license in CCT’s intellectual property related to certain placental based products, including DRS(ECM), Interfyl and Biovance, to develop and commercialize these products in the United States. In February 2016, HLI assumed all of CCT’s rights and obligations under the license agreement in connection with HLI’s acquisition of the assets of CCT related to DRS and Biovance, among other select assets. The development and application of the intellectual property covered under the license agreement is managed by a joint steering committee, composed of members of us and HLI. Following the commencement of commercial sales of each licensed product, the license agreement requires us to pay HLI certain annual license fees, royalty payments based on a percentage of net sales, as well as financial and performance milestone payments, subject to the terms and conditions set forth in the license agreement. The initial term of the license agreement expires on November 14, 2023, unless sooner terminated pursuant to the termination rights under the license agreement, and will automatically renew for additional two-year periods unless either party gives written notice within a specified period prior to the end of a term. The license agreement may be terminated (i) by HLI if we or any of our affiliates challenges the validity, enforceability or scope of certain enumerated HLI patents anywhere in the world; (ii) by either party if there is a final decree that a licensed product infringed on the intellectual property of a third party and the parties cannot cure such third party infringement; (iii) by either party for breach and failure to cure such breach of the license agreement; or (iv) by either party if the other party is the subject of insolvency proceedings, either voluntary or involuntary. In addition, the license agreement is terminable on a product-by-product basis, and not with respect to the entire license agreement: (i) by HLI, if we fail to meet certain minimum sales thresholds for the second year of commercial sales, and by either HLI or us if we fail to meet certain minimum sales thresholds for the third or any subsequent year of commercial sales and (ii) by either party upon written notice if outside legal counsel recommends discontinuance of commercialization of a product because of an actual, threatened, or perceived significant safety, legal, or economic risk as a result of a claim, demand or action or as a result of a change in the interpretation of law by a governmental or regulatory authority.

Government Regulation

Product Regulation. Under the Federal Food, Drug and Cosmetic Act, medical devices are classified by the FDA into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. While some applications of hydrogels fall under the jurisdiction of the FDA, hydrogels are generally classified as Class I exempt devices and the majority of the hydrogel products that we manufacture are thereby exempt from the FDA filing of any regulatory submissions and/or pre-market notification requirements. To the extent that any FDA regulatory submissions are required, we will be required to file these submissions and maintain all appropriate documentation. With respect to registering the manufacturing facility with the FDA under the Code of Federal Regulations, 21 CFR 820.1, Scope: Part A, it is stated that the regulation does not apply to manufacturers of component parts of finished devices. Currently, hydrogels are sold as component parts to various medical device/cosmetic manufacturers.

We believe that a number of products that our partners are developing will be classified in the US as either Class I or Class II medical devices or Human Cells, Tissues, and Cellular and Tissue-Based Products (HCT/Ps). Class I medical devices are subject to the FDA’s general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s general controls and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Most Class II devices require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to another commercially available, similar device which was subsequently cleared through the 510(k) process. By regulation, the FDA is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. HCT/Ps that are regulated under 21 Code of Federal Regulations Part 1271 and Section 361 of the Public Health Service Act (“361 HCT/Ps”) and do not require FDA approval or clearance prior to marketing. We are required to follow Current Good Tissue Practices (CGTP) including registration as a storage/distribution facility as well as track the tissue products from receipt to final disposition.

Biovance and Interfyl are products derived from human tissue. The FDA has specific regulations governing HCT/Ps. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into humans. HCT/Ps that meet the criteria for regulation solely under Section 361 of the Public Health Service Act and 21 CFR 1271 (361 HCT/Ps) are not subject to pre-market clearance or approval requirements, but are subject to post-market regulatory requirements. To be a 361 HCT/P, a product must meet all four of the following criteria:

☐	It must be minimally manipulated;

☐	It must be intended for homologous use;

☐	It must not be combined with another article; and

☐	It must not have a systemic effect and not be dependent upon the metabolic activity of living cells for its primary function.

We and CCT believe that, within their intended uses, Biovance and Interfyl qualify as 361 HCT/Ps. The FDA is in the process of clarifying definitions of homologous use and minimal manipulation in their Guidance for Industry publications.

The FDA has broad post-market regulatory and enforcement powers with respect to medical devices, similar to those for pharmaceutical products. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, consent decrees, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future pre-market clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution. Similarly, the FDA may audit any manufacturer if medical devices or facilities with a registered 361 HCT/P.

If there are any modifications to a cleared medical device such as our UltraMIST Class II device identified in 510(k) K140782, including changes in indication, manufacturing process or labeling or a change in a manufacturing facility, an applicant must notify the FDA, and in many cases, clearance for such changes must be submitted to the FDA. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. These regulations include standards or restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities and off-label promotion. Likewise, labeling and advertising of HCT/Ps may be monitored for indication language to be consistent with homologous use. While physicians may prescribe for off-label uses, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label (or homologous use). The FDA has very broad enforcement authority under the Federal Food, Drug and Cosmetic Act, and failure to abide by these regulations can result in enforcement action, including the issuance of untitled or warning letters directing entities to correct deviations from FDA regulations and civil and criminal investigations and prosecutions. These activities could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Quality Assurance Requirements. The FDA enforces regulations to ensure that the methods used in, and the facilities and controls used for, the manufacture, processing, packing and holding of drugs, medical devices and/or HCT/Ps conform with current good manufacturing (CGMP) and/or CGTP. The CGMP regulations the FDA enforces are comprehensive and cover all aspects of manufacturing operations, from receipt of raw materials to finished product distribution, insofar as they bear upon whether drugs meet all the identity, strength, quality and purity characteristics required of them. The CGMP regulations for devices, called the Quality System Regulation, are also comprehensive and cover all aspects of device manufacture, from pre-production design validation to installation and servicing, insofar as they bear upon the safe and effective use of the device and whether the device otherwise meets the requirements of the Federal Food, Drug and Cosmetic Act. CGTPs are narrower in scope than CGMPs. CGTP requires a quality program to prevent, detect, and correct deficiencies that could increase communicable disease risk. To assure compliance requires a continuous commitment of time, money and effort in all operational areas.

The FDA also conducts periodic inspections of drug, device and registered HCT/P facilities to assess their current CGMP/CGTP status. If the FDA were to find serious non-compliant manufacturing or processing practices during such an inspection, it could take regulatory actions that could adversely affect our business, results of operations, financial condition and cash flows. With respect to domestic establishments, the FDA could initiate product seizures or in some instances require product recalls and seek to enjoin a product’s manufacture and distribution. In certain circumstances, violations could support civil penalties and criminal prosecutions. In addition, if the FDA concludes that a company is not in compliance with CGMP requirements, sanctions may be imposed that include preventing that company from receiving the necessary licenses to export its products and classifying that company as an “unacceptable supplier”, thereby disqualifying that company from selling products to federal agencies.

We conduct audits of and we believe that we and our suppliers and outside manufacturers are currently in compliance with CGMP/CGTP requirements. We are currently registered as a device manufacturer and human tissue distributor with the FDA and we intend to register as a drug facility with the FDA when we are required to do so.

Third-Party Reimbursement

In the United States as well as in foreign countries, sales of our products depend in significant part on the availability of reimbursement from third-party payers. In the U.S., third-party payers consist of government programs such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:

•	coding, which ensures uniform description of procedures, diagnoses and medical products;

•	coverage, which is the payer’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment process and fee schedules.

We believe the availability, as of January 2014, of a Category I CPT code for MIST Therapy has encouraged and will continue to encourage, broader coverage and subsequent use of its MIST Therapy System in the United States. Previously, MIST Therapy was billed under a temporary Category III CPT code, which some payers generally refuse to cover. Each government and private payer, however, makes its own coverage decision.

Access to MIST Therapy is available to Medicare beneficiaries in all 50 states. Although private payers will often pay for MIST Therapy when medically necessary and pre-approved, we have not focused on securing private payer coverage decisions for MIST Therapy.

For Medicare-covered patients who are commonly treated in a hospital outpatient department, the payment system is called the Outpatient Prospective Payment System. The facility payment for MIST Therapy is billed under the CPT Code and then categorized for payment under a single Ambulatory payment (“APC”). Each hospital has a specific APC payment based on the hospital’s wage index for their geographic location.

If MIST Therapy is delivered by a physician, non-physician practitioner, or physical therapist, a professional payment may be based on the Medicare Physician Fee Schedule (“MPFS”). The MPFS includes both a facility, and, for treatment delivered in a physician’s office a non-facility rate. The actual amount will vary by location per the geographic practice cost index adjustment to the national rate. Therapy services are typically paid under the non-facility MPFS payment rate pursuant to Medicare guidelines.

Biovance is currently marketed in hospitals where Diagnosis Related Group Procedures are performed, in the Veteran’s Affairs health system, and in hospital outpatient departments as well as Physician offices or other outpatient care centers. Providers of outpatient services will be reimbursed for Biovance by Medicare where there is a local coverage determination by the prevailing Medicare Administrative Contractor (“MAC”). On October 31, 2014, Biovance was assigned a new and unique, Level II Healthcare Common Procedure Coding System product reimbursement Q code (Q4154) by Centers for Medicare and Medicaid Services (“CMS”). The new reimbursement code took effect on January 1, 2015. We currently have reimbursement coverage for Biovance from seven of the eight MACs, representing 93% of Medicare covered lives, as well as 50.4% of BlueCross BlueShield covered lives in the U.S.

We have the Healthcare Common Procedural Coding System, or HCPCS, codes, from the Pricing, Data, Analysis, and Coding contractor for CMS, for use when billing for our wound care dressings. HCPCS was established in 1978 to provide a standardized coding system for describing the specific items and services provided in the delivery of health care. HCPCS codes are used by Medicare and monitored by the CMS. They are based on the Current Procedural Technology codes developed by the American Medical Association. We believe that these codes will facilitate reimbursement for the use of our dressings in Medicare patients with applicable wounds.

Environmental Regulation. We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the U.S. and other countries. We have made, and continue to make, significant investments to comply with these laws and regulations. We cannot predict the future capital expenditures or operating costs required to comply with environmental laws and regulations. We believe that we are currently compliant with applicable environmental, health and safety requirements in all material respects. However, we cannot assure you that current or future regulatory, governmental, or private action will not have a material adverse effect on our performance, results or financial condition.

In the future, if a loss contingency related to environmental matters, employee safety, health or conditional asset retirement obligations is recognized, we would record a liability for the obligation and it may result in a material impact on net income for the annual or interim period during which the liability is recorded. The investigation and remediation of environmental obligations generally occur over an extended period of time, and therefore we do not know if these events would have a material adverse effect on our financial condition, liquidity, or cash flow, nor can we assure you that such liabilities would not have a material adverse effect on our performance, results or financial condition.

Federal and State Anti-kickback, Self-referral, False Claims and Similar Laws. Our relationships with physicians, hospitals and the marketers of our products are subject to scrutiny under various federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to claims that the relevant law has been violated. Certain states have similar fraud and abuse laws, imposing substantial penalties for violations. Any government investigation or a finding of a violation of these laws would likely result in a material adverse effect on the market price of our common stock, as well as our business, financial condition and results of operations. We believe that we are currently compliant with applicable anti-kickback, self-referral, false claims in all material respects.

Research and Development Costs

For the year ended December 31, 2016, we incurred research and development costs of approximately $859,000 related to a randomized controlled trial for our Biovance product in chronic diabetic foot ulcers. For the year ended December 31, 2015, we incurred $715,000 in research and development costs. We have experienced slower than expected patient enrollment and projected costs to complete the trial are significantly higher than we previously expected. In addition, we believe there is no longer a business need for this trial due to the amount of patient data currently available, our success in getting government and commercial insurance coverage for Biovance, and our recent increase in Biovance sales. Due to these factors, we have decided to terminate patient enrollment for the Biovance trial. We expect our research and product development costs related to this trial to continue through the completion of study close-down during the first half of 2017.

We bear our own research and development costs and do not directly pass along our research and development costs to our customers.

We intend to commit capital resources to research and development only as our cash resources allow. We have incurred all cost associated with the launch of our proprietary products and will only require research and development expenses for product enhancements and modifications and to obtain additional reimbursement coverage, which we do not expect to be significant.

Employees

As of December 31, 2016, we had 81 full-time employees. Of these employees, 60 are involved with finance, sales, marketing, and administration and 21 are involved with manufacturing, clinical and regulatory matters. Our employees are not represented by a labor union or other collective bargaining groups, and we consider relations with our employees to be good. We currently plan to retain and utilize the services of outside consultants for additional research, testing, regulatory, legal compliance and other services on an as needed basis.

Properties

Old Alliqua operates two offices, with its corporate headquarters located in Yardley, Pennsylvania. Old Alliqua’s headquarters in Yardley, Pennsylvania is its primary location, where it leases approximately 9,000 square feet of office space. Old Alliqua also maintains an office and warehouse in Eden Prairie, Minnesota, where is leases about 9,000 square feet. In addition, Old Alliqua has a manufacturing facility in Langhorne, Pennsylvania, where it leases approximately16,500 square feet of manufacturing space. Old Alliqua believes that all of its facilities are well maintained and are suitable and adequate for its current needs.

Legal Proceedings

From time to time, Old Alliqua may become involved in lawsuits, investigations and claims that arise in the ordinary course of business. As of the date of this filing, Old Alliqua is not party to any material litigation nor is it aware of any such threatened or pending legal proceedings that it believes could have a material adverse effect on its business, financial condition or operating results.

Old Alliqua is not aware of any material proceedings in which any of Old Alliqua’s directors, officers or affiliates or any registered or beneficial shareholder of more than 5% of Old Alliqua common stock is an adverse party or has a material interest adverse to our interest.

Old Alliqua Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Old Alliqua’s financial condition and results of operations in conjunction with the section entitled “Selected Historical Financial Information of Old Alliqua” and the consolidated financial statements and related notes of Old Alliqua, all included elsewhere in this proxy statement/prospectus. As used in this section, the terms “we,” “our” and “us” refer collectively to Old Alliqua. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Old Alliqua’s actual results could differ materially from those indicated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Overview

We are a regenerative technologies company that commercializes differentiated regenerative medical products which assist the body in the repair of human tissue.

Our commercial wound care portfolio currently consists of three product categories: wound bed preparation, human biologics and antimicrobial protection. We currently market MIST® Ultrasound Healing Therapy, which uses painless, noncontact low-frequency ultrasound to promote healing, Biovance® Amniotic Membrane Allograft and Interfyl™ Human Connective Tissue Matrix, which are human biologic regenerative technologies, and TheraBond 3D®, which is advanced dressing incorporating its proprietary TheraBond 3D® Antimicrobial Barrier Systems technology. We seek to broaden this product portfolio by identifying, acquiring and integrating technologies and products that enhance our product portfolio while diversifying our customer base and growing our sales footprint. In addition, we maintain our legacy contract manufacturing business.

Recent Events

Senior Secured Term Loan Facility

As of September 30, 2016, we were in default of a covenant pertaining to trailing twelve-month revenue under our credit agreement as a result of our failure to achieve $22,250,000 of gross revenue for the twelve-month period ended September 30, 2016. As of September 30, 2016, we had an outstanding principal amount of approximately $13.8 million under this credit agreement. Under an agreement dated November 1, 2016, as amended on November 28, 2016, the lender agreed to forbear from exercising any rights and remedies related to the default until December 31, 2016, but has reserved the rights, commencing December 31, 2016, to pursue any rights and remedies available to it, including, but not limited to, declaring all or any portion of the outstanding principal amount to be immediately due and payable, imposing a default rate of interest as specified in the credit agreement, or pursing the lender’s rights and remedies as a secured party under the UCC as a secured lender. In addition, the lender has a lien on substantially all of our assets and, as a result of the default, may seek to foreclose on some or substantially all of our assets after the expiration of the forbearance. We are in negotiations with other financing parties to refinance this debt. However, no assurance can be given that we will be able to obtain additional debt to refinance our existing obligations on commercially reasonable terms or at all.

Asset Sale

In order to add capital and to focus on future investments on commercializing our own regenerative technologies effective June 30, 2016, we entered into a purchase agreement (the “Purchase Agreement”) with BSN medical, Inc. (“BSN”) whereby we agreed to sell to BSN (i) all of our rights, including all distribution rights, exclusivity rights, intellectual property rights and marketing rights (collectively, the “Rights”) to the sorbion product line pursuant to its distribution agreement (as amended, the “Sorbion Agreement”) with Sorbion GmbH & Co KG and (ii) the unsold inventory of sorbion products that we previously purchased in existence as of the closing, which occurred upon execution and delivery of the Purchase Agreement. In consideration for the sale of the Rights and the unsold sorbion inventory to BSN, BSN agreed to pay (i) $3.5 million related to the purchase of the Rights and the termination of the Sorbion Agreement and certain other agreements between the parties and (ii) up to $900,000 related to the unsold sorbion inventory upon our completion of the obligations to deliver all remaining and qualifying unsold sorbion inventory, with such payment amount varying based upon the condition of the sorbion inventory, as specified in the Purchase Agreement. The results of operations for the three and nine months ending September 30, 2016 and 2015 reflect our continuing operations.

Results of Operations

Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015

Revenues, net. For the three months ended September 30, 2016 revenues increased by approximately $689,000, or 16%, to $4.8 million from $4.2 million for the three months ended September 30, 2015.   The increase in our overall revenue was primarily due to an increase in product sales.

The components of revenue were as follows for the three months ended September 30, 2016 and 2015 (in thousands):

	Three Months Ended September 30,
	2016	2015
Revenues
Product	$4,355	$3,678
Contract manufacturing	519	507
Total revenues, net	$4,874	$4,185

Our growth rates for the three months ended September 30, 2016 and 2015 were as follows (in thousands):

	Three Months Ended September 30,
	2016	2015

Revenue growth	$689	$2,989
% Growth over prior year	16%	249%

Comprised of:
% of organic growth*	16%	159%
% of acquisition growth**	0%	90%
	16%	249%

*2016 organic revenue growth represents growth from contract manufacturing and sales of our hydrogel, TheraBond, MIST, Biovance and Interfyl products. 2015 organic growth represents growth from all lines of business excluding MIST, which is included acquisition growth described below.

**2015 acquisition revenue growth represents growth from the sale of the MIST Therapy product line acquired in the purchase of Celleration.

Gross profit. Our gross profit was $3.1 million, or 64% of sales, for the three months ended September 30, 2016 compared to gross profit of $2.7 million, or 66% of sales, for the three months ended September 30, 2015.  Gross margin on our product sales was approximately 75% for the three months ended September 30, 2016, compared to 82% for the three months ended September 30, 2015. The decline in our gross margin was primarily due to lower margins on MIST Therapy system sales. We expect our product gross margin to approximate 75% in future quarters, dependent upon product mix. We also expect our overall gross profit to increase as a result of product sales becoming a higher proportion of our total sales.

The components of cost of revenues are as follows for the three months ended September 30, 2016 and 2015 (in thousands):

	Three Months Ended September 30,
	2016	2015
Cost of revenues
Materials and finished products	$1,098	$796
Stock-based compensation	5	91
Compensation and benefits	220	231
Depreciation and amortization	201	169
Equipment, production and other expenses	242	149
Total cost of revenues	$1,766	$1,436

Selling, general and administrative expenses. The following table highlights selling, general and administrative expenses by type for the three months ended September 30, 2016 and 2015 (in thousands):

	Three Months Ended September 30,
	2016	2015
Selling, general and administrative expenses
Compensation and benefits	$3,827	$3,824
Stock-based compensation	1,184	2,166
Professional fees	705	1,128
Marketing	413	507
Depreciation and amortization	838	822
Royalty fees	271	176
Other expenses	1,664	1,528
Total selling, general and administrative expenses	$8,902	$10,151

Selling, general and administrative expenses decreased by $1.2 million, to $8.9 million for the three months ended September 30, 2016, as compared to $10.2 million for the three months ended September 30, 2015.

Compensation and benefits expense was approximately $3.8 million for the three months ended September 30, 2016 and 2015. Stock-based compensation decreased by $982,000, to $1.2 million for the three months ended September 30, 2016, as compared to $2.2 million for the three months ended September 30, 2015.  The decrease in stock-based compensation is primarily due to the decrease in awards granted and the lower weighted average estimated fair value of options granted during the three months ended September 30, 2016 as compared to the three months ended September 30, 2015.

The increase in other selling, general and administrative expense, including professional fees, is primarily in support of our revenue growth. Other selling, general and administrative expenses consist of costs associated with our selling efforts and general management, including recruiting, information technology, travel, training and third party logistics.

Research and product development expenses. During the three months ended September 30, 2016 and 2015, we incurred research and product development expenses of $164,000 and $192,000, respectively, related to a randomized controlled trial for our Biovance product in chronic diabetic foot wounds. We have experienced slower than expected patient enrollment and projected costs to complete the trial are significantly higher than we previously expected. In addition, we believe there is no longer a business need for this trial due to the amount of patient data currently available, our success in getting government and commercial insurance coverage for Biovance, and our recent increase in Biovance sales. Due to these factors, we have decided to terminate patient enrollment for the Biovance trial. We expect our research and product development costs related to this trial to continue through the completion of study close-down during the first quarter of 2017.

Milestone expense to licensor. During the three months ended September 30, 2016, we incurred $1,000,000 of milestone expense for achieving two of the three milestones under the license agreement with HLI related to the launch of the Interfyl product. We initiated sales and marketing efforts of Interfyl in September 2016 and will pay HLI $500,000 related to the first commercial sale of Interfyl in the flowable matrix configuration and $500,000 related to the first commercial sale of Interfyl in the particulate form. Commercial sales of both configurations occurred in September 2016. We believe Interfyl will be a significant product offering in our portfolio of regenerative technologies, as it can be used in a broad range of surgical applications.

Acquisition-related expenses. During the three months ended September 30, 2016, we incurred $715,000 in acquisition-related costs related to the planned acquisition of Soluble. During the three months ended September 30, 2015, we incurred $15,000 related to the acquisition of Celleration. Acquisition related costs include professional fees associated with due diligence and other activities related to acquisition. We expect to incur acquisition-related costs through the first quarter of 2017 when we anticipate closing the acquisition of Soluble.

Change in fair value of contingent consideration liability. During the three months ended September 30, 2016, we recorded an increase in the fair value of the contingent consideration liability of approximately $97,000 compared to an increase of $585,000 in the three months ended September 30, 2015. The increase recorded during the three months ended September 30, 2016 is related to the accretion of the fair value of this liability.

Other income. During the three months ended September 30, 2016, we recorded other income of $100,000. We were required to perform certain services related to the transition of the sorbion business to BSN. As compensation, BSN paid us $100,000 for the services completed during the three months ended September 30, 2016. This compensation was recognized over the 90-day service period and is included in other income for the three months ended September 30, 2016.

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015

Revenues, net. For the nine months ended September 30, 2016 revenues increased by $5.1 million, or 61%, to $13.3 million from $8.2 million for the nine months ended September 30, 2015.   The increase in our overall revenue was primarily due to increase in product sales.

The components of revenue were as follows for the nine months ended September 30, 2016 and 2015 (in thousands):

	Nine Months Ended September 30,
	2016	2015
Revenues
Product	$11,417	$6,608
Contract manufacturing	1,881	1,626
Total revenues, net	$13,298	$8,234

Our growth rates for the nine months ended September 30, 2016 and 2015 were as follows (in thousands):

	Nine Months Ended September 30,
	2016	2015

Revenue growth	$5,064	$5,689
% Growth over prior year	62%	224%

Comprised of:
% of organic growth*	11%	161%
% of acquisition growth**	50%	63%
	61%	224%

*2016 organic revenue growth represents growth from contract manufacturing and sales of our hydrogel, TheraBond, Biovance and Interfyl products and MIST subsequent to May 30, 2016. 2015 organic growth represents growth from all lines of business excluding MIST, which is included acquisition growth described below.

**2016 acquisition revenue growth represents growth from the sale of the MIST Therapy product line acquired in the purchase of Celleration through May 2016. 2015 acquisition growth represents growth from the sale of MIST.

Gross profit. Our gross profit was $8.3 million, or 63% of sales, for the nine months ended September 30, 2016 compared to gross profit of $4.6 million, or 56% of sales, for the nine months ended September 30, 2015.  Gross margin on our product sales was approximately 76% for the nine months ended September 30, 2016, compared to 71% for the nine months ended September 30, 2015. We expect our product gross margin to approximate 75% in future periods, dependent upon product mix. We also expect our overall gross profit to increase as a result of product sales becoming a higher proportion of our total sales.

The components of cost of revenues are as follows for the nine months ended September 30, 2016 and 2015 (in thousands):

	Nine Months Ended September 30,
	2016	2015
Cost of revenues
Materials and finished products	$2,888	$1,833
Stock-based compensation	134	273
Compensation and benefits	723	678
Depreciation and amortization	574	469
Equipment, production and other expenses	636	405
Total cost of revenues	$4,955	$3,658

Selling, general and administrative expenses. The following table highlights selling, general and administrative expenses by type for the nine months ended September 30, 2016 and 2015 (in thousands):

	Nine Months Ended September 30,
	2016	2015
Selling, general and administrative expenses
Compensation and benefits	$11,768	$8,693
Stock-based compensation	4,142	6,307
Professional fees	2,117	1,986
Marketing	1,426	1,385
Depreciation and amortization	2,512	1,321
Royalty fees	746	552
Other expenses	5,596	4,417
Total selling, general and administrative expenses	$28,307	$24,661

Selling, general and administrative expenses increased by $3.6 million, to $28.3 million for the nine months ended September 30, 2016, as compared to $24.6 million for the nine months ended September 30, 2015.

Compensation and benefits increased by $3.1 million, to $11.8 million for the nine months ended September 30, 2016, as compared to $8.7 million for the nine months ended September 30, 2015. The increase in compensation and benefits was primarily due to the increase in the number of full-time employees during the nine months ended September 30, 2015 compared to September 30, 2016 as a result of the acquisition of Celleration in May 2015, as well as increase in commissions related to the increase in revenue. Stock-based compensation decreased by $2.2 million, to $4.1 million for the nine months ended September 30, 2016, as compared to $6.3 million for the nine months ended September 30, 2015.  The decrease in stock-based compensation is primarily due to the lower weighted average estimated fair value of options granted during the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015.

The increase in other selling, general and administrative expense, including professional fees, is primarily in support of our revenue growth and as a result of our acquisition of Celleration. Other selling, general and administrative expenses consist of costs associated with our selling efforts and general management, including recruiting, information technology, travel, training and third party logistics.

Research and product development expenses. During the nine months ended September 30, 2016 and 2015, we incurred research and product development expenses of $692,000 and $493,000, respectively, related to a randomized controlled trial for our Biovance product in chronic diabetic foot wounds. We have experienced slower than expected patient enrollment and projected costs to complete the trial are significantly higher than we previously expected. In addition, we believe there is no longer a business need for this trial due to the amount of patient data currently available, our success in getting government and commercial insurance coverage for Biovance, and our recent increase in Biovance sales. Due to these factors, we have decided to terminate patient enrollment for the Biovance trial. We expect our research and product development costs related to this trial to continue through the completion of study close-down during the first quarter of 2017.

Milestone expense to licensor. During the nine months ended September 30, 2016, we incurred $1,000,000 of milestone expense for achieving two of the three milestones under the license agreement with HLI related to the launch of the Interfyl product. We initiated sales and marketing efforts of Interfyl in September 2016 and will pay HLI $500,000 related to the first commercial sale of Interfyl in the flowable matrix configuration and $500,000 related to the first commercial sale of Interfyl in the particulate form. Commercial sales of both configurations occurred in September 2016. We believe Interfyl will be a significant product offering in our portfolio of regenerative technologies, as it can be used in a broad range of surgical applications.

Acquisition-related expenses. During the nine months ended September 30, 2016, we incurred $819,000 in acquisition-related costs related to the planned acquisition of Soluble. During the nine months ended September 30, 2015, we incurred $2.9 million related to the acquisition of Celleration. Acquisition-related costs include professional fees associated with due diligence and other activities related to acquisitions. We expect to incur acquisition-related costs through the first quarter of 2017 when we anticipate closing the acquisition of Soluble.

Change in fair value of contingent consideration liability. During the nine months ended September 30, 2016 we recorded a decrease in the fair value of the contingent consideration liability of approximately $8.6 million compared to an increase of $957,000 in the nine months ended September 30, 2015. The decrease in the fair value of the contingent consideration liability is primarily due to a reduction in projected revenue of MIST Therapy for the year ending December 31, 2016, offset by normal accretion of the fair value of this liability.

Other income. During the nine months ended September 30, 2016, we recorded other income of $100,000. We were required to perform certain services related to the transition of the sorbion business to BSN. As compensation, BSN paid us $100,000 for the services completed during the nine months ended September 30, 2016. This compensation was recognized over the 90-day service period and is included in other income for the nine months ended September 30, 2016.

Income tax expense (benefit). During the nine months ended September 30, 2015, we recorded an income tax benefit of approximately $1.3 million. The income tax benefit is related to the release of valuation allowances of approximately $1.4 million resulting from the acquisition of Celleration in May 2015.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Overview. For the years ended December 31, 2015 and 2014, we had a net loss of $26.0 million and $25.4 million, respectively. Included in the operating loss for the years ended December 31, 2015 and 2014 was non-cash stock-based compensation of $8.6 million and $10.7 million, and fair value adjustments to contingent consideration of ($1.5) million and $232,000, respectively. We expect our future growth to consist of both organic and acquisition growth from product sales.

Revenues, net. For the year ended December 31, 2015 revenues increased by $10.2 million, or 214%, to $15 million from $4.8 million for the year ended December 31, 2014.   The increase in our overall revenue was primarily due to increase in product sales.

The components of revenue were as follows for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Revenues
Products	$12,905,326	$3,003,520
Contract manufacturing	2,135,603	1,782,611
Total revenues, net	$15,040,929	$4,786,131

Our growth rates for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014
Revenue growth	$10,254,798	$2,988,386
% Growth over prior year	214.3%	166.2%

Comprised of:
% of organic growth*	71.8%	83.0%
% of acquisition growth**	142.5%	83.2%
	214.3%	166.2%

*2015 organic revenue growth represents growth from contract manufacturing and sales of our hydrogel, sorbion, and Biovance products as well as TheraBond sales subsequent to May 2015. 2014 organic revenue growth represents growth from contract manufacturing and sales of our hydrogel, sorbion, and Biovance products.

**2015 acquisition revenue growth represents growth from the sale of the MIST Therapy product line acquired in the purchase of Celleration in May 2015 and TheraBond sales through May 2015. 2014 acquisition growth represents growth from the sale of the TheraBond product line acquired in the purchase of Choice Therapeutics in May 2014.

Gross profit. Our gross profit was $9.0 million for the year ended December 31, 2015 compared to gross profit of $1.5 million for the year ended December 31, 2014.  The improved results for the year ended December 31, 2015, as compared to 2014 was primarily due to the greater volume of product sales as product revenue typically commands higher gross profit margins. Gross margin on our product sales was approximately 77%, while our overall gross margin was approximately 60% for year ended December 31, 2015. Gross margin on our product sales was approximately 70%, while our overall gross margin was approximately 32% for year ended December 31, 2014. Gross margin for the year ended December 31, 2015 was favorably impacted by our acquisition of MIST Therapy from Celleration. We expect our gross profit to continue to increase as a result of product sales becoming a higher proportion of our total sales.

The components of cost of revenues are as follows for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Cost of revenues
Materials and finished products	$3,571,110	$1,376,278
Stock-based compensation	364,384	199,781
Compensation and benefits	865,741	696,868
Depreciation and amortization	644,479	586,945
Equipment, production and other expenses	603,806	411,083
Total cost of revenues	$6,049,520	$3,270,955

Selling, general and administrative expenses. The following table highlights selling, general and administrative expenses by type for the year ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
Selling, general and administrative expenses
Compensation and benefits	$12,551,870	$7,173,212
Stock-based compensation	8,269,403	10,530,265
Professional fees	2,674,009	2,135,365
Marketing	2,508,516	1,607,016
Depreciation and amortization	2,222,129	493,389
Royalty fees	729,084	516,893
Other expenses	6,225,425	3,698,868
Total selling, general and administrative expenses	$35,180,436	$26,155,008

Selling, general and administrative expenses increased by $9.0 million, to $35.2 million for year ended December 31, 2015, as compared to $26.2 million for year ended December 31, 2014.

Stock-based compensation decreased by $2.3 million, to $8.3 million for the year ended December 31, 2015, as compared to $10.5 million for the year ended December 31, 2014.  The decrease in stock-based compensation is primarily due to the vesting of equity awards granted in prior years and lower weighted average estimated fair value of options granted during the year ended December 31, 2015 as compared to the year ended December 31, 2014. This was offset by an increase in awards granted. Compensation and benefits increased by $5.4 million, to $12.6 million for the year ended December 31, 2015, as compared to $7.2 million for the year ended December 31, 2014. The increase in compensation and benefits was primarily due to the increase in the number of full-time employees from 47 at December 31, 2014 to 87 at December 31, 2015. We do not intend to significantly increase our headcount in 2016.

Marketing expenses increased by $0.9 million to $2.5 million for the year ended December 31, 2015, as compared to $1.6 million for the year ended December 31, 2014. The increase was primarily due to increased efforts to market our proprietary and licensed products through tradeshows, sample products, market research, marketing materials and the addition of the MIST Therapy product line. Also included in the year ended December 31, 2015 are marketing expenses related to the rebranding of our TheraBond product line.

Royalty expenses increased by $212,000 to $729,000 for the year ended December 31, 2015, as compared to $517,000 for the year ended December 31, 2014. The increase was primarily due to the scheduled increase in minimum royalties for the exclusive right and license to manufacture and distribute SilverSeal products. The minimum royalty due for the year ended December 31, 2015 is $500,000 compared to $400,000 for the year ended December 31, 2014. Also included in royalty expense for the year ended December 31, 2015 is approximately $229,000 of royalties due in connection with sales of our Biovance product, as compared to $67,000 for the year ended December 31, 2014.

The increase in other selling, general and administrative expense, including professional fees, is primarily in support of our revenue growth. Other selling, general and administrative expenses consist of costs associated with our selling efforts and general management, including recruiting, information technology, travel, training and third party logistics.

Research and product development expenses. During the year ended December 31, 2015, we incurred research and product development expenses of $715,000 related to a randomized controlled trial for our Biovance product in chronic diabetic foot wounds. We expect our research and product development costs to increase over the next few quarters as the controlled trial progresses.

Acquisition-related expenses. During the year ended December 31, 2015, we incurred acquisition-related costs of $2.9 million in connection with due diligence, professional fees, and other expenses related to the acquisition of Celleration, compared to $547,000 related to the acquisition of Choice Therapeutics during the year ended December 31, 2014.

Income tax benefit. During the year ended December 31, 2015, we recorded income tax benefit of approximately $1.7 million. The income tax benefit is related to an adjustment of the allocation of purchase price for the acquisition of Celleration, related to the release of valuation allowances of approximately $1.7 million resulting from the acquisition of Celleration in May 2015.

Liquidity and Capital Resources

Nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

As of September 30, 2016, we had cash and cash equivalents totaling $10.7 million compared to $26.1 million at December 31, 2015.  The decrease was largely attributable to cash used in operating activities of approximately $14.0 million, $2.6 million to pay a portion of the contingent consideration related to the Celleration acquisition, and $1.7 million to repay a portion of our long-term debt during the nine months ended September 30, 2016. This decrease was partially offset by $4.1 million received from the sale of the rights to the sorbion product from BSN.

Net cash flow used in operating activities was $14.0 million and $17.2 million for the nine months ended September 30, 2016 and 2015, respectively. Net cash used in operating activities was principally to fund our net cash loss. The net cash flow used in operating activities for the nine months ended September 30, 2016 included $1.6 million of compensation and royalty payments accrued in 2015, that are not indicative of payments to be made in the remainder of 2016.

Net cash provided by investing activities was $3.0 million for the nine months ended September 30, 2016, compared to net cash used in investing activities of $15.2 million in the nine months ended September 30, 2015. Cash provided by investing activities during the nine months ended September 30, 2016 included $4.1 million received from the sale of the rights to the sorbion product from BSN, offset by purchases of improvements and equipment of $573,000 and $500,000 provided to Soluble as a bridge loan. Cash used in investing activities during the nine months ended September 30, 2015 primarily relates to the acquisition of Celleration.

Net cash used in financing activities for the nine months ended September 30, 2016 consisted of $2.6 million utilized to pay the cash portion of the contingent consideration related to the Celleration acquisition and $1.8 million utilized to repay a portion of our long-term debt. During the nine months ended September 30, 2015, net cash flow generated from financing activities was $46.3 million, of which we received net proceeds from the issuance of common stock of $32.2 million. Additionally, during the nine months ended September 30, 2015, we received proceeds from long-term debt of $14.2 million.

Our cash requirements have historically been for mergers and acquisitions, post-market clinical trials, marketing and sales activities, finance and administrative costs, capital expenditures and overall working capital. We have experienced negative operating cash flows since inception and have funded our operations primarily from sales of common stock and other securities.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

As of December 31, 2015, we had cash and cash equivalents totaling $26.1 million compared to $16.8 million at December 31, 2014.  The increase was largely attributable to net proceeds from the issuance of common stock of $32.2 million, net proceeds from long-term debt of $14.2 million offset by cash used in operating activities of $21.6 million and $14.9 million used to fund the acquisition of Celleration during the year ended December 31, 2015.

Net cash flow used in operating activities was $21.6 million and $13.3 million for the year ended December 31, 2015 and 2014, respectively. Net cash used in operating activities was principally to fund our net cash loss which included $2.9 million of acquisition-related costs related to our acquisition of Celleration and $1.1 million in connection with the payment of severance to two former Celleration executives, subsequent to the close of the transaction. These severance payments resulted in a decrease in accrued expenses. We have also significantly increased our inventory stocking levels in order to meet an anticipated increase in demand for our products.

Net cash used in investing activities was $15.4 million for the year ended December 31, 2015, compared to $2.3 million used in investing activities in the year ended December 31, 2014. Cash used in investing activities primarily relates to the acquisition of Celleration during the year ended December 31, 2015 and Choice Therapeutics during the year ended December 31, 2014.

Net cash flow generated from financing activities was $46.3 million for the year ended December 31, 2015, compared to $20.3 million for the year ended December 31, 2014. During the year ended December 31, 2015, we received net proceeds from the issuance of common stock of $32.2 million compared to $14.4 million during the year ended December 31, 2014. Additionally, during the year ended December 31, 2015 we received net proceeds from long-term debt of $14.2 million. During the year ended December 31, 2014, we received proceeds from stock option and warrant exercises of $6.6 million. This was offset by the payment of withholding taxes related to vesting of certain restricted awards of $669,000.

At December 31, 2015, current assets totaled $32.7 million and current liabilities totaled $11.8 million, as compared to current assets totaling $19.6 million and current liabilities totaling $4.1 million at December 31, 2014. As a result, we had working capital of $20.9 million at December 31, 2015 compared to working capital of $15.5 million at December 31, 2014.

Liquidity Outlook

We have experienced recurring losses since our inception. We incurred a net loss of $11.1 million and used $14.0 million in cash from operations for the nine months ended September 30, 2016, and had an accumulated deficit of $107.2 million as of September 30, 2016.

On May 29, 2015, simultaneously with and related to the closing of the Celleration acquisition, we entered into a Credit Agreement and Guaranty. The Credit Agreement provided a senior secured term loan in a single borrowing in the principal amount of $15.5 million. The Credit Agreement (i) has a four-year term, (ii) accrues interest at an annual rate equal to the greater of (a) one-month LIBOR or 1% plus (b) 9.75%, payable monthly (iii) monthly principal payments of $225,000 commencing in May 2017, with the remaining unpaid balance due on the maturity date and (iv) is secured by a first priority lien on substantially all our assets. The Credit agreement requires us to meet certain financial covenants. As of September 30, 2016, we were in default of a covenant pertaining to trailing twelve-month revenue under the Credit Agreement as a result of our failure to achieve gross revenue of $22,250,000 for the twelve-month period ended September 30, 2016. As of September 30, 2016, we had an outstanding principal amount of approximately $13.8 million under the Credit Agreement. Under an agreement dated November 1, 2016, as amended on November 28, 2016, the lender agreed to forbear from exercising its rights and remedies related to the default until December 31, 2016, but has reserved the rights, commencing December 31, 2016, to pursue any rights and remedies available to it, including, but not limited to, declaring all or any portion of the outstanding principal amount to be immediately due and payable, imposing a default rate of interest as specified in The Credit Agreement, or pursing the lender’s rights and remedies as a secured party under the UCC as a secured lender. In addition, the lender has a lien on substantially all of our assets and, as a result of the default, may seek to foreclose on some or all of our assets after the expiration of the forbearance. We are in negotiations with the lender to extend the currently effective forbearance period. We are also in negotiations with other financing parties to refinance this debt. However, no assurance can be given that we will able to obtain additional debt to refinance our existing obligations on commercially reasonable terms or at all.

We have agreed to pay contingent consideration of three and one half times revenue from acquired MIST Therapy products in excess of certain revenue targets for the years ending December 31, 2015 and 2016, payable in equal amounts of cash and our common stock. This contingent consideration is payable in two installments in March 2016 and March 2017. In March 2016, we paid the first installment of this consideration of $2.6 million in cash and $2.6 million in stock. As of September 30, 2016, the present value of the contingent consideration due in 2017 was approximately $2.8 million, payable in equal amounts of cash and our stock.

On October 5, 2016, we entered into the Contribution and Merger Agreement to acquire the business of Soluble through a series of transactions. The closing of the transactions are conditioned upon, among other things, us securing debt or equity financing, or combination, thereof, that results in gross proceeds of at least $45 million, inclusive of any current indebtedness of Soluble or us that is either assumed, restructured or refinanced by the combined company. We currently expect to restructure or refinance the existing senior debt obligations for both us and Soluble totaling approximately $26.2 million. The balance of the proceeds would be used for costs related to the acquisition, as well as to meet our working capital requirements. The debt service requirements of any new debt we may incur are unknown at this time.

Under the terms of the Contribution and Merger Agreement, at closing of the Transactions, we will make cash payments of approximately $5.4 million to retire Soluble’s subordinated debt and $1.2 million in connection with a renegotiated supply agreement. During the quarter ended September 30, 2016, we made a bridge loan of $500,000 in cash to Soluble pursuant to the terms of a subordinated promissory note, which we subsequently amended and restated to increase the principal amount of the bridge loan to Soluble from $500,000 to $1,000,000. We paid Soluble the additional $500,000 in cash on October 6, 2016. Transaction costs in connection with the Contribution and Merger Agreement are estimated to be between $3.5 million and $4.0 million, exclusive of any additional cash that will be required to fund Soluble’s operations prior to the closing of the transaction, or any working capital obligations assumed by us subsequent to the closing of the transaction.

We believe, if the conditions of closing the transaction are met, our net operating cash flows will improve based on increased revenue, product gross margins in excess of 70% and planned operating expense synergies.

Management is evaluating all options to raise enough funds to meet the financing contingency of the Soluble transaction and our working capital requirements through debt and/or equity offerings. There can be no assurances, however, that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtained on terms satisfactory to us. There is no assurance that we will be successful in achieving profitable operations.

We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position, and our current outstanding principal balance of approximately $13.8 million, which the lender may declare due and payable in full following November 30, 2016, we do not have sufficient resources to fund operations beyond the next twelve months and we will need to raise additional capital to finance our losses and negative cash flows from operations. If our lender declares such balance due and payable in full following November 30, 2016, it would hinder our ability to recover the carrying value of some or all of our intangible assets including goodwill that aggregated approximately $52 million at September 30, 2016. Therefore, due to our history of recurring losses and our negative working capital, there is substantial doubt about our ability to continue operating as a going concern. Our plans include the continued commercialization of our products and raising capital through the sale of additional equity and/or debt securities. There can be no assurances, however, that we will be successful in obtaining the level of financing needed for our operations. If we are unsuccessful in commercializing our products and raising capital, we may need to reduce activities, curtail or cease operations.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements in the nature of guarantee contracts, retained or contingent interests in assets transferred to unconsolidated entities (or similar arrangements serving as credit, liquidity or market risk support to unconsolidated entities for any such assets), or obligations (including contingent obligations) arising out of variable interests in unconsolidated entities providing financing, liquidity, market risk or credit risk support to us, or that engage in leasing, hedging or research and development services with us.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting policies that we believe require more significant estimates and assumptions include valuing equity securities and derivative financial instruments issued in financing transactions, allowance for doubtful accounts, inventory reserves, deferred taxes and related valuation allowances, and the fair values of long lived assets, intangibles, goodwill and contingent consideration. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Goodwill

Goodwill represents the excess purchase price of acquired businesses over the fair values attributed to underlying net tangible assets and identifiable intangible assets. We assess the recoverability of goodwill annually, at the beginning of the fourth quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Under Financial Accounting Standards Board “FASB” guidance for goodwill and other intangible assets, a reporting unit is defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment will be aggregated and deemed a single reporting unit if the components have similar economic characteristics. In 2013, we adopted authoritative accounting guidance that allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed two-step quantitative goodwill impairment test. We perform the quantitative test if the qualitative assessment determined it is more likely than not that a reporting unit’s fair value is less than its carrying amount. We may elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, an impairment loss is recognized if the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit and the carrying amount of reporting unit goodwill is determined to exceed the implied fair value of that goodwill. The estimated fair value of a reporting unit is calculated using a discounted cash flow model.

Impairment of Long-Lived Assets Subject to Amortization

We amortize intangible assets with finite lives over their estimated useful lives and review them for impairment at least annually or whenever an impairment indicator exists. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets, including our intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU No. 2016-15 clarifies and provides specific guidance on eight cash flow classification issues that are not currently addressed by current GAAP and thereby reduce the current diversity in practice. ASU No. 2016-15 is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017, with early application permitted. This guidance is applicable to our fiscal year beginning January 1, 2018. We do not anticipate that this guidance will have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, which for us will commence with the year beginning January 1, 2018, with early adoption permitted commencing January 1, 2017. We are currently evaluating the standard to determine the impact of its adoption on the condensed consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The standard requires a lessee to recognize assets and liabilities on the balance sheet for leases with lease terms greater than 12 months. The standard is effective for annual reporting periods beginning after December 15, 2018, which for us will commence with the year beginning January 1, 2019, with early application permitted. The adoption will require a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest period presented. We are currently evaluating the standard to determine the impact of the adoption on the condensed consolidated financial statements.

In May 2014, the FASB issued a new revenue recognition standard entitled “Revenue from Contracts with Customers” under Accounting Standards Update 2014-09. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. In August 2015, the FASB approved a one-year delay to the required adoption date of the standard, which makes it effective for us no later than the first quarter of 2018, with adoption in 2017 permitted. In 2016, the FASB issued amendments to clarify the implementation guidance related to principal versus agent considerations, identifying performance obligations and the accounting for licenses of intellectual property. The new standard is required to be applied retrospectively to each prior reporting period or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. We have not yet selected a transition method and is currently evaluating the standard to determine the impact of adoption on our consolidated financial statements.

MANAGEMENT OF NEW ALLIQUA

Executive Officers and Directors

Pursuant to the terms of the Contribution and Merger Agreement, the directors and officers of New Alliqua immediately after the closing of the Transactions will be the same as the directors and officers of Old Alliqua immediately prior to the closing of the Transactions, except that the New Alliqua board of directors will be increased by one, and New Alliqua will appoint one additional director to the board who is designated by Soluble. See the section entitled “The Contribution and Merger Agreement—Director Appointment to the New Alliqua Board” on page 81 of this proxy statement/prospectus for more information.

The following table sets forth the names, ages and positions of the current directors and officers of Old Alliqua who will serve as the directors and officers of New Alliqua immediately following the consummation of the Transactions:

Name	Age	Position
David Johnson	59	President, Chief Executive Officer and Director
Brian Posner	55	Chief Financial Officer, Treasurer and Secretary
Bradford Barton	56	Chief Operating Officer
Pellegrino Pionati	59	Chief Strategy and Marketing Officer
Jerome Zeldis, M.D., Ph.D.	66	Chairman and Director
Mark Wagner	60	Director
Winston Kung	41	Director
Joseph Leone	63	Director
Gary Restani	70	Director
Jeffrey Sklar	54	Director

David Johnson was appointed to Old Alliqua’s board and as Executive Chairman of Aquamed Technologies, Inc., a former wholly owned subsidiary of Old Alliqua, on November 29, 2012. He was appointed President and Chief Executive officer of Old Alliqua on February 4, 2013. Mr. Johnson was formerly President of the ConvaTec Division of Bristol-Myers Squibb, Inc. until 2008 when he orchestrated a sale of the division from its pharmaceutical parent to Avista Capital Partners and Nordic Capital in a deal valued at $4.1 billion. Concurrently, he acquired and integrated the assets of Copenhagen-based Unomedical to expand ConvaTec Inc.’s manufacturing and infrastructure into Europe. From 2008 through 2012, Mr. Johnson served as the Chief Executive Officer of ConvaTec Inc. Prior to his tenure with ConvaTec Inc., Mr. Johnson held several senior positions in the U.S., Europe and Canada with Zimmer Inc., Fisher Scientific, and Baxter Corporation. He served as a member of ConvaTec Inc.’s board of directors and the board of the Advanced Medical Technology Association (AdvaMed), where he chaired the Global Wound Sector Team for four years. Mr. Johnson received an Undergraduate Business Degree in Marketing from the Northern Alberta Institute of Technology in Edmonton, Alberta, Canada, completed the INSEAD Advanced Management Program in Fontainbleau, France, and is a fellow from the Wharton School of the University of Pennsylvania. Mr. Johnson’s extensive experience in the pharmaceutical and biotechnology fields, as well as his executive leadership experience, make him an asset that will serve as a bridge between the board of directors and our executive officers.

Brian Posner, was appointed to serve as Chief Financial Officer, Treasurer and Secretary of Old Alliqua on September 3, 2013. Mr. Posner has more than 25 years of diversified management experience, at both public and private companies. Most recently, he served as Chief Financial Officer of Ocean Power Technologies, Inc., a publicly-traded renewable energy company specializing in wave power technology, from June 2010 to August 2013. Prior to that, he served as Chief Financial Officer of Power Medical Interventions, Inc., a publicly-traded medical device company, from January 2009 until its sale to Covidien Plc in September 2009. From June 1999 to December 2008, Mr. Posner served in a series of positions of increasing responsibility with Pharmacopeia, Inc., a clinical development stage biopharmaceutical company, culminating in his service as Executive Vice President and Chief Financial Officer from May 2006 to December 2008. Mr. Posner also worked at Phytomedics, Inc., and as Regional Chief Financial Officer of Omnicare, Inc. Mr. Posner earned an MBA in Managerial Accounting from Pace University’s Lubin School of Business and a BA in Accounting from Queens College.

Bradford Barton, has served as Chief Operating Officer of Old Alliqua since August 29, 2014. Prior to that, he served as the Chief Operating Officer of Old Alliqua’s proprietary products division since May 2013. Mr. Barton was formerly President of the Americas division at ConvaTec Inc., where he led the company’s core businesses in ostomy care, wound therapeutics and continence and critical care in the U.S., Canada and Latin America, from November 2010 until February 2013. Mr. Barton joined ConvaTec Inc. in 1996 and has held several senior management positions across the company’s business divisions and regions, including Vice President of the Americas division, with responsibility for the wound therapeutics business in the U.S., Canada and Puerto Rico, Vice President of the Intercontinental division as well as Vice President and General Manager of the ostomy care business in the U.S. Prior to his tenure at ConvaTec Inc., Mr. Barton also held a number of sales leadership positions at Calgon Corporation and Calgon Vestal Laboratories, Inc., which was acquired by the Steris Corporation in 1996.

Pellegrino Pionati, has served as Chief Strategy and Marketing Officer of Old Alliqua since June 15, 2015. Mr. Pionati joined Old Alliqua from Bayer HealthCare Pharmaceuticals, where he served as the Vice President of Marketing for the Essure portfolio and a member of the Global Franchise and Women’s Health Care Leadership teams from May 2014 until May 2015. From March 2013 to May 2014, he was the president of 4P’s Advisors LLC, a management consulting firm focused on strategy development, new product development and marketing for companies in the medical technology and healthcare industry. From 1998 until December 2012, Mr. Pionati served a 14 year tenure at ConvaTec, Inc., a privately held global medical device company spun out of Bristol Myers Squibb, Inc., where he held several global marketing and management level positions, including President of Global Marketing, Business Development and International and President of the Intercontinental Region. Prior to joining ConvaTec, Inc., he held a variety of positions at Johnson & Johnson, Inc. in sales, service, clinical regulatory and marketing and co-led the development of an internally-backed startup, J&J Independence Technologies. Mr. Pionati holds an MBA from the University of Pittsburg’s Katz School of Business and a Bachelors of Commerce in Marketing from Concordia University of Montreal.

Jerome Zeldis, M.D., Ph.D. has served as a member of Old Alliqua’s board of directors since May 17, 2012 and was appointed Chairman on November 27, 2012. Dr. Zeldis is the Chief Medical Officer and President of Clinical Development of Sorrento Therapeutics. Dr. Zeldis was the Chief Executive Officer of Celgene Global Health and the Chief Medical Officer of Celgene Corporation until 2016. Dr. Zeldis was with Celgene since 1997; prior to his last role at Celgene, he served as Senior Vice President of Clinical Research and Medical Affairs. Prior to Celgene, Dr. Zeldis worked at Sandoz Research Institute and Janssen Research Institute in both clinical research and medical developmentHe is currently on the board of Semorex, Trek Therapeutics, MetaStat, Kalytera Therapuetics, BioSig Technologies, IR Biosciences Holdings, PTC Therapeutics, and Soligenix. Dr. Zeldis attended Brown University for a B.A., M.S., followed by Yale University for a M.Phil., M.D., and Ph.D. in molecular biophysics and biochemistry (immunochemistry). He trained in internal medicine at the UCLA Center for the Health Sciences and Gastroenterology at the Massachusetts General Hospital and Harvard Medical School. He was Assistant Professor of Medicine at the Harvard Medical School, Associate Professor of Medicine at University of California, Davis, Clinical Associate Professor of Medicine at Cornell Medical School and Professor of Clinical Medicine at the Robert Wood Johnson Medical School in New Brunswick, New Jersey. Dr. Zeldis has published 122 peer reviewed articles and 24 reviews, book chapters, and editorials. Dr. Zeldis’s background in the healthcare industry, as well as his experience in emerging growth companies make him a valuable resource on the board of directors.

Mark Wagner was appointed as a member of Old Alliqua’s board of directors on May 29, 2015. He previously served as a director and as the president and chief executive officer of Celleration from June 2009 through the consummation of the merger on May 29, 2015. Prior to joining Celleration, he cofounded Orasi Medical Inc., a privately held medical device and technology company, and served as a member of its board of directors from 2007 through 2012. Mr. Wagner has also served as chief executive officer at several emerging companies in the medical device and healthcare industry, including ProVation Medical, Inc., a health information technology company, Survivalink Corporation, a medical device manufacturer, and Altiva Corporation, a spinal implant device company. Earlier in his career, Mr. Wagner held executive and management level positions at Nellcor Puritan Bennett and numerous other positions during his 15 year tenure with GE Healthcare. He is currently on the board of directors of Minnetronix, Inc.and Preceptis Medical. Mr. Wagner holds a B.S. in Business Administration from the University of Southern California. Mr. Wagner has decades of leadership experience in the medical device field and healthcare industry, as well as his traditional corporate background with emerging growth companies, which makes him a valuable resource on the board of directors.

Winston Kung was appointed as a member of Old Alliqua’s board of directors on February 15, 2016. Mr. Kung is the Vice President of Business Development and Global Alliances at Celgene Corporation. He previously served as the Chief Business Officer at Celgene Cellular Therapeutics, a subsidiary of Celgene Corporation, from April 2013 to February 2015. Prior to joining Celgene Cellular Therapeutics, Mr. Kung was a director in Citigroup’s Global Healthcare Corporate and Investment Banking division, where he focused on biotech and pharmaceutical companies, from June 2010 to April 2013. He also worked as a Vice President in the Global Mergers and Acquisitions Group at Barclays (formerly Lehman Brothers) from May 2007 through June 2010. Prior to his career in investment banking, Mr. Kung worked on the business and corporate development teams at both Amgen and Genentech. He holds a B.A. in biology from Brown University and an M.B.A. from Harvard Business School. Mr. Kung’s significant healthcare and investment banking experience make him a valuable resource on the board of directors.

Joseph Leone has served as a member of Old Alliqua’s board of directors since January 3, 2011. Since December 2012, Mr. Leone has served as Director and a Senior Officer of RMH Franchise Holdings, a privately owned company with 175 franchise restaurants in 15 states and revenues over $400 million. Mr. Leone spent more than 24 years with CIT Group, one of the nation’s largest small and mid-size business lenders, and held several senior-level positions at CIT, most recently Vice Chairman and Chief Financial Officer from May 1995 through April 2010. From 1975 through 1983, Mr. Leone was employed by KPMG – Peat Marwick as a Senior Manager for Financial Services Clients including Citibank and Manufacturers Hanover Bank. He has been a Certified Public Accountant since 1977. Mr. Leone is a graduate of Baruch College (BBA in Accounting) and the Advanced Management Program at Harvard Business School. Mr. Leone serves as the chairman of the Audit Committee of The Baruch College Fund. Mr. Leone’s extensive background in accounting and finance makes him a valuable member of the board.

Gary Restani has served as a member of Old Alliqua’s board of directors since July 21, 2014. Until April 2014, he was President and Chief Executive Officer of Spiracur Inc., a privately held medical device company focused on the development of innovative wound healing technologies. Mr. Restani has more than 40 years of experience in the medical device industry. He served as President and Chief Operating Officer of Hansen Medical, Inc. from October 2006 to February 28, 2009. From December 1999 to June 2006, he served as President of ConvaTec, Inc. From March 1995 to November 1999, Mr. Restani served as the President of various international divisions of Zimmer, Inc., a medical device and surgical tool company. From March 1990 to February 1995, Mr. Restani served as President of various international divisions of Smith & Nephew Orthopedics, Inc., an orthopedics, endoscopy and wound management company. He served as Director of Synovis Orthopedic and Woundcare, Inc. (alternate name, Pegasus Biologics, Inc.) from 2007 to 2011. Mr. Restani served as a Director of Corpak Medsystems until 2014, and with DFine Inc. from 2007 to 2012. He served on the board of AdvaMed from 1997 to 2006 as well as the Leadership Board of the Cleveland Clinic's Center for Digestive Diseases from 2000 to 2006. He served as a Director of Hansen Medical, Inc. from September 2006 to June 17, 2009. He attended Sir George Williams University and Loyola University and holds a certificate from Dartmouth College for completing the Tuck School of Business’ General Management Executive Program. Mr. Restani’s extensive experience in the medical technology sector, as well as his executive leadership experience, make him a valuable resource on the board.

Jeffrey Sklar has served as a member of Old Alliqua’s board of directors since January 3, 2011. Mr. Sklar has served as the Managing Partner of Sklar, Heyman Hirshfield, & Kantor LLP, a regional accounting firm, where he oversees the industry specialization team for non-bank financial institutions and for forensic and investigative auditing services, since January 2010 and prior to that, from January 2006 to December 2009, he served as an audit partner. Since 2000, Mr. Sklar has also served as the Managing Director of SHC Consulting Group, LLC. Mr. Sklar served Public Savings Bank as a Director, as the Chair of the Compliance and Risk Committee, and as a member of the Audit Committee from September 2010 to September 2011. In addition to being a Certified Public Accountant, Mr. Sklar is a Certified Financial Crime Specialist, Certified Anti-Money Laundering Specialist, Certified Fraud Specialist and Certified in Financial Forensics by the American Institute of CPAs. He also serves on the Advisory Board of the Association of Financial Crime Specialists. Mr. Sklar’s qualifications to serve on the board include his extensive background in accounting and finance.

The current board of directors of New Alliqua consists of Messrs. Johnson and Posner.

Family Relationships

There are no family relationships amongst the current directors and executive officers of Old Alliqua.

Director Independence

The board of directors of Old Alliqua has determined that each of Joseph Leone, Gary Restani, Mark Wagner, Jeffrey Sklar and Jerome Zeldis, M.D., Ph.D. satisfy the requirements for independence set out in Section 5605(a)(2) of the Nasdaq Stock Market Rules and that each of these directors has no material relationship with Old Alliqua (other than being a director and/or stockholder). In making its independence determinations, the board of directors of Old Alliqua sought to identify and analyze all of the facts and circumstances relating to any relationship between a director, his immediate family or affiliates and Old Alliqua and its affiliates and did not rely on categorical standards other than those contained in the Nasdaq rule referenced above.

Board Committees

The board of directors of Old Alliqua has established an audit committee, a nominating and corporate governance committee and a compensation committee, each of which has the composition and responsibilities described below.

Audit Committee. The audit committee is currently comprised of Messrs. Leone, Sklar and Restani, each of whom our board has determined to be financially literate and qualify as an independent director under Section 5605(a)(2) and Section 5605(c)(2) of the rules of the Nasdaq Stock Market. Mr. Leone is the chairman of our audit committee. In addition, each of Messrs. Leone and Sklar qualify as a financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. The function of the audit committee is to assist the board of directors of Old Alliqua in its oversight of (1) the integrity of Old Alliqua’s financial statements, (2) compliance with legal and regulatory requirements, (3) the qualifications, independence and performance of Old Alliqua’s independent auditors and (4) the performance of Old Alliqua’s internal audit function and internal control systems.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is currently comprised of Messrs. Leone and Restani and Dr. Zeldis, each of whom qualifies as an independent director under Section 5605(a)(2) of the rules of the Nasdaq Stock Market. Dr. Zeldis is the chairman of the nominating and corporate governance committee. The primary function of the nominating and corporate governance committee is to identify individuals qualified to become board members, consistent with criteria approved by the board, and select the director nominees for election at each annual meeting of stockholders.

Compensation Committee. The compensation committee is currently comprised of Messrs. Restani and Sklar and Dr. Zeldis, each of whom qualifies as an independent director under Section 5605(a)(2) of the rules of the Nasdaq Stock Market, an “outside director” for purposes of Section 162(m) of the Code and a “non-employee director” for purposes of Section 16b-3 under the Securities Exchange Act of 1934, as amended and does not have a relationship to Old Alliqua which is material to his ability to be independent from management in connection with the duties of a compensation committee member, as described in Section 5605(d)(2) of the rules of the Nasdaq Stock Market. Mr. Sklar is the chairman of the compensation committee. The function of the compensation committee is to discharge the board of directors’ responsibilities relating to compensation of Old Alliqua’s executive officers. The primary objective of the compensation committee is to approve and evaluate all of Old Alliqua’s compensation plans, policies and programs insofar as they affect its executive officers.

Executive Compensation

Summary Compensation Table

The table below sets forth the compensation earned by the named executive officers of Old Alliqua for the fiscal years ended December 31, 2016 and 2015,

					Stock	Option
Name and					Awards	Awards	All Other
Principal Position	Year	Salary	Bonus		(1)	(1)	Compensation		Total
David Johnson	2016	$350,000	$-	(3)	$258,000	$-	$11,400	(5)	$619,400
President and Chief	2015	$350,000	$175,000	(4)	$1,869,000	$560,081	$11,400	(5)	$2,965,481
Executive Officer

Brian Posner	2016	$240,000	$-	(3)	$86,000	$-	$8,400	(6)	$334,400
Chief Financial Officer,	2015	$240,000	$72,000	(4)	$623,000	$560,081	$8,400	(6)	$1,503,481
Treasurer and Secretary

Bradford Barton	2016	$240,000	$-	(3)	$86,000	$-	$8,400	(7)	$334,400
Chief Operating Officer	2015	$240,000	$72,000	(4)	$623,000	$560,081	$8,400	(7)	$1,503,481

Pellegrino Pionati (2)	2016	$240,000	$-	(3)	$86,000	$-	$8,400	(6)	$334,400
Chief Strategy and	2015	$139,923	$42,000	(4)	$630,000	$411,470	$4,550	(6)	$1,227,943
Marketing Officer

(1)	The amounts reported represent the aggregate grant date fair value of the awards, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation (“ASC 718”), with the exception that the amount shown assumes no forfeitures.

(2)	Effective June 15, 2015, Mr. Pionati was appointed as chief marketing and strategy officer.

(3)	Does not include any discretionary year-end bonus to be paid with respect to 2016 performance because such bonuses have not yet been determined.

(4)	Discretionary year-end bonus paid 50% in cash in 2016 and the remaining 50% in shares of restricted common stock during 2016. The restricted stock award portion of the 2015 bonus amount was granted on February 9, 2016 based on the closing price of our common stock on such date of grant. The restricted stock award is subject to forfeiture until vested, with 100% vesting on February 9, 2017, subject to the terms and conditions of the Alliqua BioMedical, Inc. 2014 Long-Term Incentive Plan.

(5)	Comprised of (i) auto expense allowance payments of $9,000 and (ii) life insurance premium payments of $2,400.

(6)	Comprised of auto expense allowance payments.

(7)	Comprised of auto expense and telephone allowance payments.

Agreements with Executive Officers

David Johnson

In connection with the appointment of David Johnson as chief executive officer, on February 4, 2013, Old Alliqua entered into an Executive Employment Agreement with Mr. Johnson. The employment agreement has an initial term of three years and will be automatically renewed for an additional one-year term unless terminated by either party upon written notice provided not less than four months before the end of the initial term. Under the employment agreement, Mr. Johnson is entitled to an annual salary of $350,000, which may be increased, but not decreased, in the board’s discretion. Mr. Johnson is also eligible to receive an annual bonus of up to 100% of his base salary, provided that he is employed with us on December 31 of the year to which the bonus relates. The amount of Mr. Johnson’s annual bonus, if any, will be determined based upon the achievement of certain performance criteria. The performance criteria for each year will be set by the compensation committee after consultation with Mr. Johnson. Mr. Johnson is also entitled to a monthly automobile allowance of $750 per month, reimbursement of up to $200 per month for the cost of a term life insurance policy having a face amount of $1 million, and benefit plans provided by us to all employees and executive employees.

Mr. Johnson is entitled to receive the following equity awards pursuant to Old Alliqua’s 2011 Long-Term Incentive Plan or, if there are not sufficient shares available under the 2011 Long-Term Incentive Plan, pursuant to a stand-alone award agreement:

(i)	a nonqualified stock option to purchase a number of shares of Old Alliqua common stock equal to three percent of Old Alliqua’s total outstanding common stock (determined on a fully-diluted basis as of February 4, 2013), with the following terms: (A) an exercise price equal the fair market value of a share of common stock on the date of grant; (B) immediate vesting; and (C) a term of 10 years; and

(ii)	an award of nonqualified stock options on the last business day of each calendar quarter through February 4, 2016 relating to a number of shares of common stock equal to 0.333% percent of Old Alliqua’s outstanding common stock as of the date of grant (determined on a fully-diluted basis), with the following terms: (A) an exercise price equal to the fair market value of a share of common stock on the date of grant, (B) the first eight (8) grants will be 100% vested on the first anniversary of their respective dates of grant and the last four (4) grants will be 100% vested on the date of grant, (C) immediate vesting of any unvested restricted stock units upon the effective date of a “Change in Control” (as defined in the 2011 Long-Term Incentive Plan) and (D) a term of ten years.

Mr. Johnson is also eligible to receive additional equity awards in such amount and on such terms as is determined by the board. Mr. Johnson received the first award set forth above on February 4, 2013. He was awarded options to purchase 279,227 shares of common stock at an exercise price of $3.28 per share. Mr. Johnson received stock option grants for the first, second and third calendar quarters of 2013 under the second award set forth above on November 14, 2013. He was awarded an aggregate of 117,125 shares of common stock at an exercise price of $3.50 per share. The foregoing share numbers and prices have been adjusted for the 1 for 43.75 reverse stock split of Old Alliqua common stock that occurred on November 18, 2013.

On December 20, 2013, Old Alliqua entered into a First Amendment to Executive Employment Agreement with Mr. Johnson, which amended the employment agreement to provide for a single stock option award in lieu of all of the remaining quarterly grants thereunder. Pursuant to the amendment, Mr. Johnson received a nonqualified stock option to purchase 730,535 shares of common stock of Old Alliqua at an exercise price equal to $6.82 per share on December 20, 2013. The option has a term of ten years, with one-ninth of the optioned shares vesting on the first day of each calendar quarter during the period commencing on January 1, 2014 and ending on February 4, 2016, provided that Mr. Johnson remains employed by Old Alliqua on such date, and subject to the terms and conditions of that certain nonqualified stock option agreement by and between the Company and Mr. Johnson, effective as of December 20, 2013.

The employment agreement also contains certain confidentiality, non-solicitation and non-disparagement requirements for Mr. Johnson.

Old Alliqua has the right to terminate the employment agreement at any time for cause. “Cause” is defined as Mr. Johnson’s commission of any of the following: an act of theft, embezzlement or fraud; an act of intentional dishonesty or willful misrepresentation of a material nature; any willful misconduct with regard to us; a material breach of any fiduciary duties owed to us; conviction of, or pleading nolo contendere or guilty to, a felony or misdemeanor (other than a traffic infraction) that is reasonably likely to cause damage to us or our reputation; a material violation of our written policies, standards or guidelines that is not cured within 30 days; refusal to perform the material duties and responsibilities required by the employment agreement, subject to a 30 day cure period; and a material breach of the employment agreement or any other agreement to which Mr. Johnson and Old Alliqua are parties that is not cured within 30 days. The employment agreement may also be terminated by either party at any time without cause upon 30 days written notice, and by Mr. Johnson with good reason upon 90 days written notice, which shall include a 30 day cure period. “Good Reason” is defined as the occurrence, without Mr. Johnson’s prior written consent, of a material reduction in base salary, a material diminution in title, duties, responsibility or authority, relocation of his primary office to an office located 35 miles from the office in Langhorne, Pennsylvania, a material breach by us of any agreement with Mr. Johnson or failure by Old Alliqua to have any successor assume the employment agreement.

If Mr. Johnson is terminated by reason of death or disability, Old Alliqua will pay to him or his estate or a pro rata portion of any earned, but unpaid, bonus for services rendered during the year preceding the date of termination. If Mr. Johnson’s employment is terminated by Old Alliqua without cause or by him with good reason, subject to compliance with the confidentiality, non-solicitation and non-disparagement requirements of the employment agreement and the execution of a release of claims, (i) Old Alliqua will pay him an amount equal to the sum of 24 months base salary; (ii) either his pro rata bonus for the year if termination of employment is in the first two years of the term, or two years of bonus calculated at the target bonus level (payable over 24 months) if termination is after the first two years of the term ; (iii) all outstanding stock options and other equity awards granted to Mr. Johnson will vest, to the extent not previously vested, and the stock options will remain exercisable for three months; and (iv) Old Alliqua will provide continued healthcare coverage until the earlier of (x) the expiration of the severance period, or (y) the date that Mr. Johnson’s “COBRA” coverage terminates or expires or (z) the date that Mr. Johnson obtains new employment that offers substantially similar health benefits.

Brian Posner

In connection with his appointment as chief financial officer, pursuant to an offer letter dated July 19, 2013, Old Alliqua agreed to pay Mr. Posner an annual salary of $240,000, an annual bonus of up to 60% of his prorated annual base salary based on the achievement of mutually agreed upon objectives (either in equity or cash, to be determined), a monthly stipend of $700 to cover auto expenses, and medical, dental, 401(k), group life and long-term disability benefits.

On June 5, 2015, Old Alliqua entered into an employment agreement with Mr. Posner (the “Posner Employment Agreement”), which amended and restated the terms set forth in that certain offer letter dated July 19, 2013 in its entirety. The Posner Employment Agreement provides for a term of employment that continues until terminated by either party. Under the Posner Employment Agreement, Mr. Posner is entitled to an annual base salary of $240,000, less applicable payroll deductions and tax withholdings. He is also eligible to receive an annual bonus of up to 60% of his annual base salary for each calendar year during employment based upon the achievement of certain performance criteria, provided that he is employed by Old Alliqua through the end of the applicable calendar year to which the bonus relates, subject to certain exceptions. The performance criteria for each year will be established reasonably and in good faith by the board. Mr. Posner is also entitled to a monthly automobile allowance of $700 per month, reimbursement of certain out-of-pocket expenses reasonably incurred in connection with the performance of his services and benefit plans provided by Old Alliqua to all employees.

The Posner Employment Agreement also contains certain confidentiality, non-competition, non-solicitation and assignment of work product covenants for Mr. Posner.

Mr. Posner’s employment may be terminated by either party at any time upon written notice. If Mr. Posner’s employment is terminated by Old Alliqua for cause or by Mr. Posner without good reason, Old Alliqua will pay Mr. Posner an amount equal to the sum of (i) all unpaid base salary accrued through the date of termination, (ii) all unpaid performance bonus earned and accrued for a previously completed calendar year, (iii) all accrued and unpaid vacation or similar pay required by law and (iv) any unreimbursed expenses properly incurred prior to the termination date.

If Mr. Posner’s employment is terminated by Old Alliqua without cause or by Mr. Posner for good reason, subject to the timely execution and return by Mr. Posner of an irrevocable release of claims within 60 days following the date of termination, then Old Alliqua will pay Mr. Posner a lump sum amount equal to the accrued obligations set forth in (i) through (iv) above, plus severance pay in an amount equal to his base salary for 12 months, payable in equal installments in accordance with the normal payroll policies of the Company. If, prior to such termination, Mr. Posner was employed by Old Alliqua through at least July 1st of the applicable calendar year, he will also be eligible to receive a pro-rata portion of any annual performance bonus earned during such calendar year, with the amount prorated based on the number of days employed during such calendar year. In addition, all outstanding stock options and restricted stock awards granted to Mr. Posner will immediately vest in full and the stock options will remain exercisable for two years following the termination date or, if sooner, until the end of the applicable stock option’s term. Old Alliqua will also provide continued health benefits coverage until the earlier of the expiration of the 12 month severance period and the date that Mr. Posner becomes eligible for comparable employer sponsored health benefits.

Bradford Barton

In connection with his appointment as chief operating officer, pursuant to an offer letter dated May 14, 2013, Old Alliqua agreed to pay Mr. Barton an annual salary of $240,000, an annual bonus of up to 60% of his prorated annual base salary based on the achievement of mutually agreed upon objectives, a monthly stipend of $700 to cover auto and telephone expenses, and medical, dental, 401(k), group life and long-term disability benefits.

On June 5, 2015, Old Alliqua entered into an employment agreement with Mr. Barton (the “Barton Employment Agreement”), which amended and restated the terms set forth in that certain offer letter dated May 14, 2013 in its entirety. The Barton Employment Agreement provided for a term of employment that continues until terminated by either party. Under the Barton Employment Agreement, Mr. Barton is entitled to an annual base salary of $240,000, less applicable payroll deductions and tax withholdings. He is also eligible to receive an annual bonus of up to 60% of his annual base salary for each calendar year during employment based upon the achievement of certain performance criteria, provided that he is employed by Old Alliqua through the end of the applicable calendar year to which the bonus relates, subject to certain exceptions. The performance criteria for each year will be established reasonably and in good faith by the board. Mr. Barton is also entitled to a monthly automobile allowance of $700 per month, reimbursement of certain out-of-pocket expenses reasonably incurred in connection with the performance of his services and benefit plans provided by Old Alliqua to all employees.

The Barton Employment Agreement also contains certain confidentiality, non-competition, non-solicitation and assignment of work product covenants for Mr. Barton.

Mr. Barton’s employment may be terminated by either party at any time upon written notice. If Mr. Barton’s employment is terminated by Old Alliqua for cause or by Mr. Barton without good reason, Old Alliqua will pay Mr. Barton an amount equal to the sum of (i) all unpaid base salary accrued through the date of termination, (ii) all unpaid performance bonus earned and accrued for a previously completed calendar year, (iii) all accrued and unpaid vacation or similar pay required by law and (iv) any unreimbursed expenses properly incurred prior to the termination date.

If Mr. Barton’s employment is terminated by Old Alliqua without cause or by Mr. Barton for good reason, subject to the timely execution and return by Mr. Barton of a release of claims of an irrevocable release of claims within 60 days following the date of termination, then Old Alliqua will pay Mr. Barton a lump sum amount equal to the accrued obligations set forth in (i) through (iv) above, plus severance pay in an amount equal to his base salary for 12 months, payable in equal installments in accordance with the normal payroll policies of Old Alliqua. If, prior to such termination, Mr. Barton was employed by Old Alliqua through at least July 1st of the applicable calendar year, he will also be eligible to receive a pro-rata portion of any annual performance bonus earned during such calendar year, with the amount prorated based on the number of days employed during such calendar year. In addition, all outstanding stock options and restricted stock awards granted to Mr. Barton will immediately vest in full and the stock options will remain exercisable for two years following the termination date or, if sooner, until the end of the applicable stock option’s term. Old Alliqua will also provide continued health benefits coverage until the earlier of the expiration of the 12 month severance period and the date that Mr. Barton becomes eligible for comparable employer sponsored health benefits.

Pellegrino Pionati

In connection with Mr. Pionati’s appointment as chief strategy and marketing officer, on June 3, 2015, Old Alliqua entered into an employment agreement with Mr. Pionati (the “Pionati Employment Agreement”) for a term of employment that commenced on June 15, 2015 and continues until terminated by either party. Under the Pionati Employment Agreement, Mr. Pionati is entitled to an annual base salary of $240,000, less applicable payroll deductions and tax withholdings. He is also eligible to receive an annual bonus of up to 60% of his annual base salary for each calendar year during employment based upon the achievement of certain performance criteria, provided that he is employed by Old Alliqua through the end of the applicable calendar year to which the bonus relates, subject to certain exceptions. The performance criteria for each year will be established reasonably and in good faith by Old Alliqua’s board of directors. Mr. Pionati is also entitled to a monthly automobile allowance of $700 per month, reimbursement of certain out-of-pocket expenses reasonably incurred in connection with the performance of his services and benefit plans provided by Old Alliqua to all employees.

The Pionati Employment Agreement also contains certain confidentiality, non-competition, non-solicitation and assignment of work product covenants for Mr. Pionati.

Mr. Pionati’s employment may be terminated by either party at any time upon written notice. If Mr. Pionati’s employment is terminated by Old Alliqua for cause or by Mr. Pionati without good reason, Old Alliqua will pay Mr. Pionati an amount equal to the sum of (i) all unpaid base salary accrued through the date of termination, (ii) all unpaid performance bonus earned and accrued for a previously completed calendar year, (iii) all accrued and unpaid vacation or similar pay required by law and (iv) any unreimbursed expenses properly incurred prior to the termination date.

If Mr. Pionati’s employment is terminated by Old Alliqua without cause or by Mr. Pionati for good reason, subject to the timely execution and return by Mr. Pionati of an irrevocable release of claims within 60 days following the date of termination, then Old Alliqua will pay Mr. Pionati a lump sum amount equal to the accrued obligations set forth in (i) through (iv) above, plus severance pay in an amount equal to his base salary for 12 months, payable in equal installments in accordance with the normal payroll policies of Old Alliqua. If, prior to such termination, Mr. Pionati was employed by Old Alliqua through at least July 1st of the applicable calendar year, he will also be eligible to receive a pro-rata portion of any annual performance bonus earned during such calendar year, with the amount prorated based on the number of days employed during such calendar year. In addition, all outstanding stock options and restricted stock awards granted to Mr. Pionati will immediately vest in full and the stock options will remain exercisable for two years following the termination date or, if sooner, until the end of the applicable stock option’s term. Old Alliqua will also provide continued health benefits coverage until the earlier of the expiration of the 12 month severance period and the date that Mr. Pionati becomes eligible for comparable employer sponsored health benefits.

In connection with his appointment, on June 15, 2015, Mr. Pionati received (i) stock options to purchase 100,000 shares of common stock at an exercise of $5.25 per share, with one-third vesting on each of June 15, 2016, 2017 and 2018, and (ii) a restricted stock award of 120,000 shares of restricted common stock with 25% vesting on each of June 15, 2015, 2016, 2017 and 2018, in each case, provided that Mr. Pionati is employed by or providing services to Old Alliqua through the applicable vesting date, subject to the terms and conditions of the Alliqua BioMedical, Inc. 2014 Long-Term Incentive Plan.

Outstanding Equity Awards at December 31, 2016

The following table sets forth information equity awards that have been previously awarded to each of the named executive officers and which remained outstanding as of December 31, 2016:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
David Johnson	59,200	-		$4.38	11/29/22
David Johnson	59,200	-		$6.56	11/29/22
David Johnson	59,200	-		$8.75	11/29/22
David Johnson	279,227	-		$3.28	02/04/23
David Johnson	117,125	-		$3.50	11/14/23
David Johnson	730,535	-		$6.82	12/20/23
David Johnson	38,333	76,667	[1]	$6.23	02/06/25
David Johnson						200,000	[2]	$118,000	[3]
David Johnson						59,932	[4]	$35,360	[3]
David Johnson						300,000	[5]	$177,000	[3]

Brian Posner	61,714	-		$4.38	09/03/23
Brian Posner	61,714	-		$6.56	09/03/23
Brian Posner	61,714	-		$8.75	09/03/23
Brian Posner	46,666	23,334	[6]	$9.00	03/06/24
Brian Posner	38,333	76,667	[1]	$6.23	02/06/25
Brian Posner						66,667	[2]	$39,334	[3]
Brian Posner						24,658	[4]	$14,548	[3]
Brian Posner						100,000	[5]	$59,000	[3]

Bradford Barton	54,855	-		$4.38	05/10/23
Bradford Barton	54,855	-		$5.47	05/10/23
Bradford Barton	54,855	-		$6.56	05/10/23
Bradford Barton	54,855	-		$8.75	05/10/23
Bradford Barton	54,855	-		$10.94	05/10/23
Bradford Barton	46,666	23,334	[6]	$9.00	03/06/24
Bradford Barton	38,333	76,667	[1]	$6.23	02/06/25
Bradford Barton						66,667	[2]	$39,334	[3]
Bradford Barton						24,658	[4]	$14,548	[3]
Bradford Barton						100,000	[5]	$59,000	[3]
Pellegrino Pionati	33,333	66,667	[7]	$5.25	06/15/25
Pellegrino Pionati						60,000	[8]	$35,400	[3]
Pellegrino Pionati						100,000	[5]	$59,000	[3]

[1]	Vests and becomes exercisable as follows: 38,333 shares on February 6, 2017 and 38,334 shares on February 6, 2018.

[2]	Represents a restricted stock award (“RSA”) granted on February 6, 2015. The RSA vests and becomes exercisable annually over three years on a pro rata basis on the grant date anniversaries

[3]	Computed by multiplying the number of non-vested RSA shares by $0.59, which was the closing market price of our common stock on December 30, 2016.

[4]	Vests and becomes exercisable on March 9, 2017.

[5]	Represents a restricted stock award (“RSA”) granted on May 11, 2016. The RSA is performance based and vests if Old Alliqua meets specific revenue targets within a five-year period from the date of grant.

[6]	Vests and becomes exercisable on March 6, 2017.

[7]	Vests and becomes exercisable as follows: 33,333 shares on June 15, 2017 and 33,334 on June 15, 2018.

[8]	Represents a restricted stock award (“RSA”) granted on June 15, 2015. The RSA vests and becomes exercisable annually over three years on a pro rata basis on the grant date anniversaries.

Change of Control Agreements

Old Alliqua does not have any plans providing for the payment of retirement benefits to its officers and directors, other than as described under “—Agreements with Executive Officers” above.

Old Alliqua does not currently have any change-of-control or severance agreements with any of its executive officers or directors, other than as described under “—Agreements with Executive Officers” above. In the event of the termination of employment of the named executive officers, any and all unexercised stock options shall expire and no longer be exercisable after a specified time following the date of the termination, other than as described under “—Agreements with Executive Officers” above.

2011 Long-Term Incentive Plan

The board of directors of Old Alliqua adopted the 2011 Long-Term Incentive Plan on November 7, 2011, which was approved by Old Alliqua stockholders at the 2011 annual meeting held on December 19, 2011. The purpose of the 2011 Long-Term Incentive Plan is to enable Old Alliqua to remain competitive and innovative in its ability to attract, motivate, reward and retain the services of key employees, certain key contractors, and non-employee directors. The 2011 Long-Term Incentive Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards which may be granted singly, in combination, or in tandem, and which may be paid in cash or shares of common stock. Old Alliqua’s 2011 Long-Term Incentive Plan is expected to provide flexibility to its compensation methods in order to adapt the compensation of employees, contractors, and non-employee directors to a changing business environment, after giving due consideration to competitive conditions and the impact of federal tax laws. The 2011 Long-Term Incentive Plan is administered by the board of directors of Old Alliqua. A total of 1,828,572 shares of common stock are reserved for award under the 2011 Plan, of which 221,278 remained available for future awards as of January 25, 2017.

2014 Long-Term Incentive Plan

The board of directors of Old Alliqua approved the 2014 Long-Term Incentive Plan (the “2014 Plan”) on April 10, 2014, which was approved by Old Alliqua stockholders at the 2014 annual meeting held on June 5, 2014 and adopted on that date. On February 26, 2015, Old Alliqua’s board of directors approved an amendment to the 2014 Plan to increase the total number of shares available for issuance pursuant to awards under the 2014 Plan, which was approved by stockholders at its 2015 annual meeting held on May 6, 2015.

The purpose of the 2014 Plan is to enable Old Alliqua to remain competitive and innovative in our ability to attract, motivate, reward and retain the services of key employees, certain key contractors, and non-employee directors. The 2014 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards which may be granted singly, in combination, or in tandem, and which may be paid in cash or shares of common stock. The 2014 Plan is expected to provide flexibility to its compensation methods in order to adapt the compensation of employees, contractors, and non-employee directors to a changing business environment, after giving due consideration to competitive conditions and the impact of federal tax laws. The 2014 Plan is administered by the board of directors of Old Alliqua. A total of 5,500,000 shares of common stock are reserved for award under the 2014 Plan, of which 626,519 remained available for future awards as of January 25, 2017.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2016 with respect to Old Alliqua’s equity compensation plans under which Old Alliqua’s equity securities are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	4,093,673		$4.77	824,473

Equity compensation plans not approved by security holders	3,183,327	(1)	$6.59	-

Total	7,277,000		$5.57	824,473

(1)	Compromised of the following awards:

•	A warrant to purchase 1,143 shares of common stock, with a five year term, at an exercise price of $3.50 was issued to a consultant on April 9, 2012, vesting on the date of grant.

•	A warrant to purchase 1,143 shares of common stock, with a five year term, at an exercise price of $3.50 was issued to a consultant on May 9, 2012, vesting on the date of grant.

•	An option granted to a consultant to purchase 22,857 shares of common stock, granted on July 31, 2012, with an exercise price of $4.38 per share and a term of five years, vesting on the date of grant.

•	An option granted to a consultant to purchase 11,429 shares of common stock, granted on August 15, 2012, with an exercise price of $4.38 per share and a term of five years, vesting on the date of grant.

•	Options granted to two consultants to purchase 22,857 shares of common stock each, granted on September 19, 2012, each with an exercise price of $4.38 per share and a term of five years, each vesting as to 5,714 shares on the date of grant, as to 2,286 shares in each of following seven quarters and as to 1,142 shares in the final quarter.

•	An option granted to a director on November 27, 2012, with a term of ten years, to purchase 457,143 shares of common stock The options are scheduled to vest and become exercisable as follows: (i) options to purchase 57,143 shares of common stock with an exercise price of $8.75 per share vesting upon the date of grant; (ii) options to purchase 57,143 shares of common stock with an exercise price of $8.75 per share vesting on each of the first, second, and third year anniversaries of the date of grant; and (iii) options to purchase 228,571 shares of common stock with an exercise price of $8.75 per share vesting upon the meeting of certain performance criteria. Options to purchase 171,429 shares were forfeited prior to December 31, 2013.

•	An option granted to an officer on November 27, 2012, with a term of five years, to purchase 11,429 shares of common stock, with an exercise price of $4.38 per share vesting on the date of grant. 900 shares under this grant have been exercised and are not included in the table above.

•	An option granted to a director on November 27, 2012, with a term of five years, to purchase 26,286 shares of common stock, with an exercise price of $4.38 per share vesting on the date of grant.

•	An option granted to a director on November 27, 2012, with a term of five years, to purchase 3,429 shares of common stock, with an exercise price of $4.38 per share vesting on the date of grant.

•	An option granted to a director on November 27, 2012, with a term of five years, to purchase 60,571 shares of common stock, with an exercise price of $4.38 per share vesting on the date of grant.

•	An option granted to Mr. Johnson to purchase 177,600 shares of common stock, granted on November 27, 2012, vesting as follows: (i) options to purchase 59,200 shares of common stock at an exercise price of $4.38 per share, which vested and became exercisable on November 29, 2012; (ii) options to purchase 59,200 shares of common stock at an exercise price of $6.56 per share, which vested and became exercisable on November 29, 2013; (iii) and options to purchase 59,200 shares of common stock at an exercise price of $8.75 per share, which vested and became exercisable on November 29, 2014.

Director Compensation

The following table sets forth information concerning Old Alliqua’s directors, other than David Johnson, during the year ended December 31, 2016.

	Year	Fees Earned or Paid in Cash		Option Awards [1]		Total
Jerome Zeldis, M.D., Ph.D.	2016	$60,000		$27,381	(2)	$87,381
Winston Kung (3)	2016	$-	(4)	$-	(5)	$-
Joseph Leone	2016	$45,000		$27,381	(2)	$72,381
Gary Restani	2016	$42,000		$27,381	(2)	$69,381
Jeffrey Sklar	2016	$46,000		$27,381	(2)	$73,381
Mark Wagner	2016	$30,000		$27,381	(2)	$57,381
Andrew Africk (6)	2016	$12,581		$-		$12,581

(1)	The amounts reported represent the aggregate grant date fair value of the awards, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation (“ASC 718”), with the exception that the amount shown assumes no forfeitures.

(2)	An option to purchase 45,000 shares of common stock was granted during the year ended December 31, 2016.

(3)	Mr. Kung became a director on February 15, 2016.

(4)	Mr. Kung waived cash compensation for serving as a director during the year ended December 31, 2016.

(5)	Mr. Kung waived his option grant for serving as a director during the year ended December 31, 2016.

(6)	Mr. Africk resigned as director on May 5, 2016.

For the year ended December 31, 2016, cash compensation for non-employee directors, including the board chair, was $30,000. In addition, the audit committee chair was paid $12,000, the compensation committee chair was paid $10,000, other audit committee members were paid $6,000, other compensation committee members were paid $4,500 and nominating and corporate governance committee members, including the chair, were paid $3,000. Each non-employee director also received stock options to purchase 45,000 shares of our common stock. The exercise price of the grant was $0.86. These stock options will vest monthly over a 12 month period from the date of grant and have a ten-year term.

 Mr. Kung has waived his cash compensation and stock option grant for the year ended December 31, 2016.

Certain Relationships and Related Party Transactions

Mark Wagner, who is a member of the board of directors of Old Alliqua, is a director of Minnetronix, Inc. (“Minnetronix”). On November 17, 2015, Old Alliqua entered into a manufacturing supply agreement with Minnetronix, pursuant to which Minnetronix agreed to perform manufacturing and other services in exchange for certain fees and expenses, with such amounts being variable and contingent on various factors.During the years ended December 31, 2016 and 2015, Old Alliqua incurred costs of approximately $491,000 and $5,000, respectively.

On May 29, 2015, Old Alliqua and each of its subsidiaries entered into the Credit Agreement with Perceptive Credit Opportunities Fund, LP (“Perceptive”), an affiliate of Perceptive Advisors, LLC, which beneficially owns more than 5% of Old Alliqua common stock. The Credit Agreement provided for a senior secured term loan in a single borrowing to us in the principal amount of $15.5 million. The term loan was drawn in full on May 29, 2015, and the proceeds of the term loan were used to fund the cash portion of the closing consideration for Old Alliqua’s acquisition of Celleration. The full unpaid principal amount of the term loan will mature on May 29, 2019. Prior to maturity, on the last business day of each calendar month following May 29, 2017, Old Alliqua will be required to make monthly principal payments of $225,000, with any remaining unpaid balance of the term loan being payable in cash on the maturity date. Accordingly, as of the date hereof, the full amount of principal remains outstanding with respect to such term loan. The outstanding principal amount of the term loan under the Credit Agreement bears interest at a rate per annum equal to the sum of (i) the greater of LIBOR and 1%, plus (ii) an applicable margin of 9.75%, and is subject to increase by 4% per annum upon the occurrence and continuance of any event of default thereunder. The repayment of the term loan and Old Alliqua’s obligations under the Credit Agreement are secured by a first priority lien on all of Old Alliqua’s existing and after acquired tangible and intangible assets, including intellectual property. Old Alliqua is currently in default of the Credit Agreement, as a result of its failure to achieve gross revenue of $22,250,000 for the twelve month period ended September 30, 2016. While Perceptive agreed to forbear from exercising its rights and remedies until December 31, 2016, Perceptive reserved its right to exercise its remedies resulting from this default at any time thereafter. The current forbearance period has expired and the available remedies include, among other things, the ability to accelerate and immediately demand payment of the outstanding debt of approximately $13.8 million under the Credit Agreement, to impose a default rate of interest, to exercise its security interest by foreclosing on some or all of its assets, and/or to take possession of or sell some or all of its assets. If Perceptive were to exercise its right to demand payment of the outstanding debt, Old Alliqua would not have sufficient funds to satisfy that obligation and the lender’s exercise of its other remedies would have a material adverse effect on its operations and financial condition. Old Alliqua and Perceptive are currently negotiating an amendment to extend the currently effective forbearance period.

In connection with the original debt financing in May 2015, Old Alliqua also issued to Perceptive a five-year warrant to purchase 750,000 shares of common stock at an exercise price of $5.5138 per share, subject to certain adjustments.

On May 4, 2015, Old Alliqua completed an underwritten public offering of 7,582,418 shares of common at a public offering price of $4.55 per share, for aggregate gross proceeds of $34.5 million, before deducting underwriting discounts and offering expenses. The investors in the offering included Celgene Corporation, a beneficial owner of more than 5% of Old Alliqua common stock, which purchased 659,340 shares of common stock at $4.55 per share, for an aggregate purchase price of $2,999,997.

Policies for Review, Approval or Ratification of Transactions with Related Persons

The board of directors of Old Alliqua has adopted a written policy with respect to the review, approval and ratification of related party transactions. The policy generally defines a related party transaction as any transaction directly or indirectly involving any related party that would need to be disclosed under Item 404(a) of Regulation S-K, ,which means any transaction or material amendment or modification to any such transaction occurring since the beginning of the last fiscal year, or any currently proposed transaction, involving Old Alliqua where the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. A related party includes (i) a director, director nominee or executive officer, (ii) a security holder known to be a beneficial owner of more than 5% of Old Alliqua common stock and (iii) an immediate family member of any of the foregoing.

The policy requires the audit committee to review and approve all related party transactions. At each of its meeting, the audit committee will be provided with details of each new, existing or proposed related party transaction, including terms of the transaction, the business purpose of the transaction and the benefits to the Company and to the relevant related party. In reviewing and determining whether to approve a related party transaction, the audit committee is to consider, among other factors (i) whether the terms of the proposed related party transaction are fair to Old Alliqua and on the same basis as would apply if the transaction did not involve a related party, (ii) whether there are business reasons for Old Alliqua to enter into the related party transaction and (iii) whether the related party transaction would present an improper conflict of interests for any director or executive officer of Old Alliqua, taking into account the size of the transaction, the overall financial position of the director, executive officer or related party, the direct or indirect nature of such person’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors that the audit committee deems relevant.

Upon completion of its review of the transaction, the audit committee may determine to permit or to prohibit the related party transaction. Under the terms of the policy, a related party transaction entered into without pre-approval of the audit committee will not violate the policy or be invalid or unenforceable, so long as the transaction is brought to the audit committee as promptly as reasonably practicable after it is entered into or after it becomes reasonably apparent that the transaction is covered by the policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the expected beneficial ownership of New Alliqua common stock immediately after the completion of the Transactions and is derived from information with respect to the beneficial ownership of Old Alliqua common stock as of January 25, 2017 by:

•	each person known by Old Alliqua to beneficially own more than 5% of Old Alliqua common stock;

•	each of Old Alliqua’s current directors and named executive officers; and

•	all of Old Alliqua’s directors and executive officers as a group.

The percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as otherwise indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person’s address is c/o Alliqua BioMedical, Inc., 1010 Stony Hill Road, Suite 200, Yardley, PA 19067. As of January 25, 2017, Old Alliqua had 29,669,036 shares outstanding.

	Number of shares of Old Alliqua common stock owned prior to the Transactions			Number of shares of New Alliqua common stock owned after the Transactions
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
5% Owners
Celgene Corporation (3)	4,025,194	(6)	13.1%	4,025,194		9.0%
Perceptive Advisors, LLC (4)	2,718,165	(7)	8.9%	2,718,165		6.1%
Tekla Capital Management LLC. (5)	1,650,000	(8)	5.6%	1,650,000		3.8%
Soluble Systems, LLC	—		—	18,139,975	(18)	37.9%
Officers and Directors						*
David I. Johnson	2,373,906	(9)	7.6%	2,373,906		5.4%
Brian Posner	550,013	(10)	1.8%	550,013		1.2%
Bradford Barton	653,127	(11)	2.2%	653,127		1.5%
Pellegrino Pionati	264,229	(12)	*	264,229		*
Jerome Zeldis, M.D., Ph.D.	1,099,077	(13)	3.6%	1,099,077		2.5%
Winston Kung	—		—	—		—
Joseph M. Leone	159.074	(14)	*	159,074		*
Gary Restani	58,721	(15)	*	58,721		*
Jeffrey Sklar	128,258	(16)	*	128,258		*
Mark Wagner	308,426	(17)	1.0%	308,426		*
Directors and executive officers as a group (10 persons)	5,594,831		16.9%	5,594,831		11.9%

* Represents ownership of less than 1%.

(1)	Shares of common stock beneficially owned and the respective percentages of beneficial ownership of common stock assumes the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of January 25, 2017. Shares issuable pursuant to the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.
(2)	The percentage of beneficial ownership is based on 43,809,011 shares of New Alliqua common stock estimated to be outstanding immediately following the completion of the Transactions based on the outstanding shares of Old Alliqua common stock as of January 25, 2017 and assuming a closing date of February 28, 2017.
(3)	The mailing address of Celgene Corporation is 86 Morris Avenue, Summit, New Jersey 07901.
(4)	The mailing address of Perceptive Advisors, LLC is 51 Astor Place, 10 th Floor, New York, New York 10003.
(5)	The mailing address of Tekla Capital Management LLC is 100 Federal Street, 19 th Floor, Boston, Massachusetts 02110.

(6)	Based on information contained in Amendment No. 3 to Schedule 13D filed with the SEC on May 4, 2015. Comprised of (i) 3,046,100 shares of common stock owned directly by Celgene Corporation, and (ii) 979,094 shares of common stock issuable to Celgene Corporation upon the exercise of warrants that are currently exercisable. Celgene Corporation is a publicly traded corporation listed on the Nasdaq Stock Market.
(7)	Based on information contained in Schedule 13F-HR filed on November 14, 2016. Comprised of (i) 1,921,951 shares of common stock held by Perceptive Advisors, LLC, and (ii) 796,214 shares of common stock issuable to Perceptive Advisors, LLC upon the exercise of warrants that are currently exercisable. Joseph Edelman, as the managing member of Perceptive Advisors, LLC, has voting and dispositive power with respect to shares held by Perceptive Advisors, LLC.
(8)	Based on information contained in Schedule 13F-HR filed on November 14, 2016. Comprised of 1,650,000 shares of common stock owned directly by Tekla Capital Management LLC.
(9)	Comprised of (i) 944,535 shares of common stock owned directly by Mr. Johnson, (ii) 1,401,153 shares of common stock issuable to Mr. Johnson upon the exercise of vested stock options, and (iii) 28,218 shares of common stock issuable upon the exercise of warrants held by Mr. Johnson.
(10)	Comprised of (i) 241,539 shares of common stock owned directly by Mr. Posner and (ii) 308,474 shares of common stock issuable to Mr. Posner upon the exercise of vested stock options.
(11)	Comprised of (i) 245,643 shares of common stock owned directly by Mr. Barton, (ii) 397,607 shares of common stock issuable to Mr. Barton upon the exercise of vested stock options, and (iii) 9,877 shares of common stock issuable upon the exercise of warrants held by Mr. Barton.
(12)	Comprised of (i) 230,896 shares of common stock owned directly by Mr. Pionati and (ii) 33,333 shares of common stock issuable to Mr. Pionati upon the exercise of vested stock options.
(13)	Comprised of (i) 286,750 shares of common stock owned directly by Mr. Zeldis, (ii) 633,577 shares of common stock issuable to Mr. Zeldis upon the exercise of stock options that are vested or will vest within 60 days, and (iii) 178,750 shares of common stock issuable upon the exercise of warrants held by Mr. Zeldis.
(14)	Comprised of (i) 18,823 shares of common stock owned directly by Mr. Leone, (ii) 128,356 shares of common stock issuable to Mr. Leone upon the exercise of stock options that are vested or will vest within 60 days, and (iii) 11,895 shares of common stock issuable upon the exercise of warrants held by Mr. Leone.
(15)	Comprised of shares of common stock issuable to Mr. Restani upon the exercise of vested stock options that are vested or will vest within 60 days.
(16)	Comprised of (i) 24,357 shares of common stock owned directly by Mr. Sklar, (ii) 686 shares of common stock held in a custodial account for a child, of which Mr. Sklar disclaims beneficial ownership, (iii) 91,786 shares of common stock issuable to Mr. Sklar upon the exercise of stock options that are vested or will vest within 60 days, and (iii) 11,429 shares of common stock issuable upon the exercise of warrants held by Mr. Sklar.
(17)	Comprised of (i) 8,000 shares of common stock owned directly by Mr. Wagner, (ii) 247,926 shares owned directly by 2003 Revocable Trust of Mark Wagner dated April 23, 2003 (the “Wagner Trust”) and (iii) 52,500 shares of our common stock issuable to Mr. Wagner upon the exercise of stock options that are vested or will vest within 60 days. Mr. Wagner is the trustee and deemed to have a pecuniary interest in, and therefore to be the beneficial owner of, shares held by the Wagner Trust. The Wagner Trust acquired 174,033 shares as part of the merger consideration for the acquisition of Celleration on May 29, 2015.
(18)	Comprised of (i) 14,139,975 shares of New Alliqua common stock estimated to be issuable to Soluble as part of the consideration for the Asset Contribution and (ii) 4,000,000 shares of New Alliqua common stock issuable to Soluble upon the exercise of warrants. Guy G. Levy and Allan R. Staley, as the managers of Soluble, share voting and dispositive power with respect to securities held by Soluble.

DESCRIPTION OF NEW ALLIQUA CAPITAL STOCK

The following description is a summary of the material provisions of New Alliqua's certificate of incorporation and bylaws (each as will be in effect upon the consummation of the Transactions) and specified provisions of Delaware law, in each case to the extent that they relate to New Alliqua common stock. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the certificate of incorporation, the bylaws and Delaware law. These documents may be amended from time to time. The amended and restated certificate of incorporation and the amended and restated bylaws to be in effect immediately after the effective time of the Merger have been filed as exhibits to this proxy statement/prospectus. You should read each of these documents because they, not this description, define your rights as stockholders.

General

As discussed in this proxy statement/prospectus, completion of the Transactions is conditions upon, among other things, the approval by the requisite vote of Old Alliqua stockholders of the proposal to amend Old Alliqua’s certificate of incorporation to increase the number of authorized shares of common stock from 95,000,000 to [●]. Accordingly, if the proposal is approved, upon the closing of the Transactions, the amended and restated certificate of incorporation of New Alliqua will authorize [●] shares of common stock, par value $0.001 per share, and 1,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

Common Stock

The holders of New Alliqua common stock will be entitled to one vote per share. New Alliqua’s certificate of incorporation will not provide for cumulative voting. The holders of New Alliqua common stock will be entitled to receive ratably such dividends, if any, as may be declared by New Alliqua’s board of directors out of legally available funds; however, the current policy of New Alliqua’s board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of New Alliqua common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of New Alliqua common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of New Alliqua common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of New Alliqua’s board of directors and issued in the future.

The transfer agent and registrar for New Alliqua common stock will be Action Stock Transfer Corp.

New Alliqua common stock will be, upon official notice of issuance, listed on the Nasdaq Capital Market under the symbol “ALQA.”

Preferred Stock

The New Alliqua board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Preferred stock may be convertible into shares of our common stock or other series of preferred stock. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the New Alliqua board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of preferred stock by New Alliqua’s board of directors may result in such shares having dividend or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Prior to the issuance of shares of each series of preferred stock, the New Alliqua board of directors will be required by the Delaware General Corporation Law and its certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

•	the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the board of directors;

•	the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;

•	whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

•	the terms and conditions of any conversion privilege of the series, including provision for adjustment of the conversion rate in such events as the board of directors may determine;

•	whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

•	whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

•	whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;

•	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

•	any other relative rights, preferences and limitations of that series.

Although the New Alliqua board of directors has no intention at the present time of doing so, it could authorize the issuance of a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law

New Alliqua will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to generally include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that, individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders. New Alliqua’s certificate of incorporation and bylaws will not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

In connection with the Transactions, Soluble and its affiliates, the Contribution and Merger Agreement and the Transactions were exempted from the restrictions of Section 203.

Certificate of Incorporation and Bylaws

Certain provisions of New Alliqua’s certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of New Alliqua common stock. Among other things, New Alliqua’s certificate of incorporation and bylaws:

•	permit the board of directors to issue up to 1,000,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;
•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•	provide that special meetings of stockholders may be called only by the board of directors; and
•	set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

LEGAL MATTERS

The validity of the New Alliqua common stock to be issued to Old Alliqua stockholders in exchange for their Old Alliqua common stock will be passed upon by Haynes and Boone, LLP.

EXPERTS

The audited financial statements of Old Alliqua for the fiscal years ended December 31, 2015 and 2014 included elsewhere in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report, appearing elsewhere herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of Soluble for the fiscal years ended December 31, 2015 and 2014 included in this proxy statement/prospectus have been audited by PBMares, LLP, an independent registered public accounting firm, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Old Alliqua is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by Alliqua at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, Old Alliqua files reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Old Alliqua’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Old Alliqua also makes available free of charge on or through its website at www.alliqua.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after Old Alliqua electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Old Alliqua are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

New Alliqua has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, to register the shares of New Alliqua common stock to be issued to Old Alliqua stockholders in exchange for their shares of Old Alliqua common stock. This proxy statement/prospectus is a part of such registration statement and constitutes a prospectus of New Alliqua and a proxy statement of Old Alliqua for the special meeting of Old Alliqua stockholders. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC.

You should rely only on the information contained in this proxy statement/prospectus. Neither Old Alliqua nor New Alliqua has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of shares of New Alliqua common stock in the Transactions shall create any implication to the contrary.

INDEX TO FINANCIAL STATEMENTS

SOLUBLE SYSTEMS, LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors

Soluble Systems, LLC

Newport News, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Soluble Systems, LLC (the Company) which comprise the balance sheet as of December 31, 2015, the related statements of operations, changes in members’ deficit, and cash flows for the year then ended, and the related notes to the financial statements, (collectively, financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Soluble Systems, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Soluble Systems, LLC will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying schedules of cost of goods sold, selling and marketing expenses, general and administrative expenses, and research and development expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Norfolk, Virginia

April 15, 2016, except as to Note 13, which is as of October 10, 2016

Soluble Systems, LLC

(A Virginia Limited Liability Company)

Balance Sheet

December 31, 2015

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,733,611
Accounts receivable	1,303,447
Inventory	42,571
Prepaid expenses	37,586

Total current assets	4,117,215

PROPERTY AND EQUIPMENT
Computer equipment and software	166,176
Machinery and equipment	726,784
Furniture and fixtures	55,377
Leasehold improvements	304,336

1,252,673
Less accumulated depreciation	709,465

Total property and equipment	543,208

OTHER ASSETS
Deferred financing costs, net	294,332

Total assets	$4,954,755

See Notes to Financial Statements.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

Balance Sheet, continued

December 31, 2015

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$251,592
Accrued sales commissions	207,177
Accrued interest	185,500
Current maturities of notes payable	750,000

Total current liabilities	1,394,269

LONGTERM LIABILITIES
Notes payable, less current maturities	11,250,000
Convertible notes payable	4,666,390

Total longterm liabilities	15,916,390

MEMBERS' DEFICIT	(12,355,904)

Total liabilities and members' deficit	$4,954,755

See Notes to Financial Statements.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

STATEMENT OF operations

Year Ended December 31, 2015

Net sales	$43,661
Cost of goods sold (see supplementary information)	112,193

Gross loss	(68,532)

Other revenue - TheraSkin® revenue share	7,182,449

Income before operating expenses	7,113,917

Operating expenses :
Selling and marketing expenses (see supplementary information)	8,842,537
General and administrative expenses (see supplementary information)	2,610,854
Fees related to SWK loan	361,986
Research and development expenses (see supplementary information)	31,118

Total operating expenses	11,846,495

Operating loss	(4,732,578)

Other income (expense):
Interest income	20,229
Interest expense	(1,667,051)

Total other expenses	(1,646,822)

Net loss	$(6,379,400)

See Notes to Financial Statements.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

STATEMENT OF changes in members' DEFICIT

Year Ended December 31, 2015

	Common	Series A Preferred	Series B Preferred	Series C Preferred	Series D Preferred	Total

Balance, December 31, 2014	$(6,889,724)	$(2,816,210)	$1,669,852	$2,059,578	$-	$(5,976,504)

Net loss	(2,135,823)	(839,529)	(2,220,031)	(1,184,017)	-	(6,379,400)

Balance, December 31, 2015	$(9,025,547)	$(3,655,739)	$(550,179)	$875,561	$-	$(12,355,904)

See Notes to Financial Statements.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

Statement of Cash flows

Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,379,400)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	169,718
(Increase) decrease in assets:
Accounts receivable	(603,195)
Unbilled receivable	93,509
Inventory	63,767
Prepaid expenses	(11,812)
(Decrease) increase in liabilities:
Accounts payable	(494,960)
Accrued sales commissions	8,506
Accrued interest	205,419

Net cash used in operating activities	(6,948,448)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(149,101)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings on notes payable	10,085,509
Payment of financing costs	(333,206)

Net cash from financing activities	9,752,303

Net increase in cash and cash equivalents	2,654,754

Cash and cash equivalents, beginning	78,857

Cash and cash equivalents, ending	$2,733,611

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for interest	$1,461,632

During the year ended December 31, 2015, accrued interest of $167,012 was converted to long-term convertible notes in conjunction with the Company amending and restating its operating agreement (see Notes 4 and 5).

See Notes to Financial Statements.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:

Soluble Systems, LLC (the Company) is a Virginia limited liability company formed on November 24, 1999 under the laws of the state of Virginia. The Company distributes human skin tissue allograft under the brand name TheraSkin® through a distribution agreement with LifeNet Health. The Company also manufactures and markets a line of advanced sterile wound care dressings under the brand name TheraGauze™. TheraGauze™ is manufactured in a certified clean room environment under strict quality protocols in Hampton, Virginia. The Company’s products are sold to customers throughout the United States of America, and its corporate office is located in Newport News, Virginia.

Significant accounting policies:

Basis of accounting:

The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents:

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable:

Trade receivables are stated at the amount management expects to collect from balances outstanding at year-end. Management provides an allowance for doubtful accounts which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Management determined no allowance was necessary as of December 31, 2015. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Trade receivables are considered past due if any portion of the receivable balance is outstanding for more than sixty days. Interest is not charged on past due receivables.

Inventory:

Inventories are stated at the lower of cost or market. For raw materials, cost is determined on a first-in, first-out basis using specific identification. The Company employs a full absorption procedure for valuing work in process and finished goods using standard costing techniques which approximate cost on the first-in, first-out basis.

Property and equipment:

Property and equipment are stated at cost. Repairs and maintenance are charged to expense when incurred; renewals and betterments are capitalized. Depreciation is computed using straight-line method over the following estimated useful lives:

Years

Computer equipment and software	2 - 5
Machinery and equipment	5 -7
Furniture and fixtures	7
Leasehold improvements	7 - 39

Notes Continued on Next Page.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Impairment of long-lived assets:

Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Revenue recognition:

The Company recognizes TheraGauze® revenue when the product is shipped to customers. The Company receives a revenue share based on gross sales of TheraSkin® under a distribution agreement with Skin Wound and Allograft Institute, LLC (LifeNet).   This distribution agreement expires June 30, 2017; however, the agreement contains two additional five year renewal options (see Note 8).

Shipping and handling costs:

Shipping and handling costs incurred by the Company for shipments to customers amounted to $117,609 for the year ended December 31, 2015 and is included in supplies in the accompanying schedule of selling and marketing expenses for the year ended December 31, 2015.

Advertising:

Advertising costs are expensed as incurred. Advertising expense of $477,418 is included in advertising in the accompanying schedule of selling and marketing expenses for the year ended December 31, 2015.

Research and development:

Research and development costs are expensed as incurred.

Income taxes:

The Company is a limited liability company and, as such, its income or loss passes directly to its members. Therefore, no provision or liability for income taxes has been included in the financial statements.

Under the provisions of the pronouncement for “Accounting for Uncertainty in Income Taxes,” if there are uncertain and potentially material tax positions identified, the resulting estimated liability, including any related interest and penalties, will be recorded as taxes and miscellaneous, respectively, in the general and administrative category.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes Continued on Next Page.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 2.	Inventory

Inventory at December 31, 2015 consists of the following:

Raw materials	$13,365
Finished goods	29,206

$42,571

Note 3.	Deferred Financing Costs, net

Deferred financing costs, net is comprised of the following as of December 31, 2015:

Deferred financing costs	$333,206
Less accumulated amortization	38,874

$294,332

Amortization expense is computed using the straight line method over a useful life of 5 years. Estimated future amortization expense is as follows for the years ending December 31:

2016	$66,641
2017	$66,641
2018	$66,641
2019	$66,641
2020	$27,768

Note 4.	Notes Payable

SWK Funding, LLC note payable	$12,000,000
Convertible notes payable, including accrued
interest of $399,378	4,666,390

16,666,390
Less current maturities	750,000

$15,916,390

Notes Continued on Next Page.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 4.	Notes Payable (continued)

Following are the scheduled maturities of the notes payable for the years ended December 31:

	Convertible Notes	SWK Funding	Total

2016	$-	$750,000	$750,000
2017	-	3,000,000	3,000,000
2018	-	3,000,000	3,000,000
2019	-	3,000,000	3,000,000
2020	4,666,390	2,250,000	6,916,390

	$4,666,390	$12,000,000	$16,666,390

During the year ended December 31, 2015, the Company entered into a $12,000,000 promissory note syndicated by SWK Funding, LLC (SWK) on the behalf of multiple lenders as defined in the note agreement. The notes accrue interest at a rate of the one month LIBOR plus 12.25% (12.93% at December 31, 2015) payable quarterly beginning August 14, 2015. Beginning November 15, 2016, principal payments of $750,000 plus accrued interest are due quarterly, with all remaining principal and unpaid accrued interest due May 30, 2020. In addition to scheduled principal payments, beginning with the fiscal quarter beginning April 1, 2015, the Company is required to make revenue-based payments based on aggregate revenue as defined in the credit agreement. The Company is required to pay 12.5% of aggregate revenue up to $10,000,000, 10% of aggregate revenue greater than $10,000,000 up to $20,000,000, and 7.5% of aggregate revenue greater $20,000,000. Under the terms of the loan agreement, the Company is required to meet certain affirmative and negative financial covenants as defined in the agreement. The note is secured by substantially all assets of the Company. The Company incurred $361,986 in professional fees related to this credit agreement.

As part of this transaction, 1,209,068 detachable warrants for common units were issued to SWK with an exercise price of $.99 per unit. SWK can exercise the warrants upon the earlier of an exercise event as defined in the warrant or June 1, 2017.

During the year ended December 31, 2015, the Company issued convertible promissory notes in the aggregate principal amount of $4,267,012. As part of this transaction, outstanding notes payable, including $4,100,000 of principal and $167,012 of accrued interest, were converted into the convertible promissory notes. A majority of the notes outstanding are with members of the Company (see Note 7). The new notes bear interest at a fixed rate of 16% per annum, payable at maturity. The convertible notes, along with all accrued and unpaid interest, are due on the earliest of May 31, 2020, the day of a change of control transaction as defined in the note agreements, or the date that is six months after the payoff of the Company’s promissory note to SWK. The terms of conversion of the outstanding debt into Series D Preferred Units are governed by the individual note purchase agreements. Conversion occurs at a conversion rate equal to $20,177,707 divided by the number of Units of the Company outstanding immediately prior to the conversion of the first Series D Convertible Note that is converted. Of these notes, $3,013,863 are guaranteed by certain members of the Company.

No discount or premium was recognized upon issuance of the detachable warrants and convertible notes, and at December 31, 2015, there is no carrying amount related to the detachable warrants as management determined that their fair value was equal to zero.

During the year ended December 31, 2015, the Company incurred interest expense of $1,667,051 on the notes payable. At December 31, 2015, accrued interest of $584,878 was outstanding of which $399,378 is included in convertible notes payable on the accompanying balance sheet.

Notes Continued on Next Page.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 5.	Members’ Deficit

Effective May 1, 2015, the Company amended and restated its existing operating agreement to create a class of Series D Preferred Units to be issued by the Company. The restatement includes each Member’s status as Common, Series A Preferred, Series B Preferred, Series C Preferred, and/or Series D Preferred Units along with the number of units held by each member.

The Company has a total of 25,189,083 units issued, of which 8,433,678 units are common units, 3,314,401 units are Series A Preferred Members, 8,764,741 units are Series B Preferred Members, and 4,676,263 units are Series C Preferred Members. In addition, the amended operating agreement created warrants exercisable for up to 2,279,202 Series D Preferred Units.

Profit and loss allocations are made in accordance with the operating agreement and follow the distribution schedule as outlined below.

Distributions:

Under the operating agreement, distributions of net cash flow will be paid first to a certain member until such member has received a Funding Member Preferred Return equal to $556,000; the balance of distributions will be made in accordance with ownership percentage. No distributions were paid during 2015.

Allocation of profit from operations and distributions of net cash flow resulting from a capital transaction follow waterfall schedules as outlined in the operating agreement. Allocations of loss from operations will be made in accordance with ownership percentage, subject to certain limitations as defined in the operating agreement.

Limited liability company dissolution:

The Company shall be dissolved upon the consent of the Members.

Note 6.	Operating Leases

The Company leases its office/plant facilities and office equipment through non-cancelable operating leases with various terms through April 2019. Office space is leased from an entity for which a member of the Company is president (see Note 7). Rent expense under the related party lease totaled $72,923 for the year ended December 31, 2015. Rent expense under unrelated party leases totaled $61,756 for the year ended December 31, 2015.

Minimum lease payments required under these lease agreements at December 31, 2015 are as follows:

	Equipment	Facilities	Total

2016	$14,133	$44,890	$59,023
2017	14,133	-	14,133
2018	14,133	-	14,133
2019	4,711	-	4,711

	$47,110	$44,890	$92,000

Notes Continued on Next Page.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 6.	Operating Leases (continued)

As of December 31, 2015, the Company intends to continue its lease of the office/plant facilities. The net book value of related leasehold improvements at December 31, 2015 is $173,877; these assets may be impaired if the Company does not renew its current leases.

Note 7.	Related Party Transactions

During the year ended December 31, 2015, the Company leased office space from an entity for which a member of the Company is president (see Note 6).

As of December 31, 2014, the Company had various notes payable to members and other related parties to finance operations. During the year ended December 31, 2015, $1,185,000 of these notes were paid in full. The remaining notes payable, including principal and accrued interest of $3,693,160, were turned into long term convertible notes (see Note 4). Interest expense on related party notes totaled $590,130 during the year ended December 31, 2015. Accrued interest of $346,449 was outstanding as of December 31, 2015, and is included in accrued interest on the accompanying balance sheet.

Note 8.	Commitments and Contingencies

The Company’s distribution agreement with LifeNet Health requires a minimum number of full time sales representatives as defined in the agreement. The agreement also requires the Company to annually submit a forecast broken out by calendar quarter of estimated gross sales of TheraSkin®. Based on failure to meet or exceed 75% of the gross sales forecast for two consecutive quarters, the agreement allows LifeNet to add an additional distributor in each part of the territory, as defined in the agreement, where the Company fails to maintain a full time sales representative.

Should the distribution agreement be terminated by the Company for any other reason other than those specified in the distribution agreement or expire and not renew, the Company grants LifeNet a non-exclusive, royalty-free license to use the TheraSkin® trademark for 24 months after the termination date of the distribution agreement. Additionally, in the event of a wrongful termination or breach of the agreement by the Company, the Company will pay liquidated damages to LifeNet equal to 30% of the average monthly gross sales of TheraSkin over the final 24 months of the term preceding the termination or breach times eighteen.

Note 9.	Retirement Plan

The Company has a defined contribution plan (the Plan) under section 401(k) of the Internal Revenue Code for eligible employees. Under the Plan, employees are entitled to contribute a portion of their compensation each Plan year up to IRS limitations. For each Plan year, the Company makes a matching contribution of up to 4% of the participant’s contribution, as determined by the Company. Contributions made to the Plan by the Company were $134,147 for the year ended December 31, 2015.

Note 10.	Concentrations of Credit Risk

During 2015, substantially all revenues were derived from transactions with LifeNet Health through the Company’s distribution agreement. Accounts receivable from this customer at December 31, 2015 totaled $1,295,472.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Cash and cash equivalents exceeding federally insured limits totaled $2,507,497 at December 31, 2015.

Notes Continued on Next Page.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 11.	Management Plans

The Company contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and therefore management believes the Company is a going concern.

The Company incurred net losses of $6,379,400 and $4,490,390 for the years ended December 31, 2015 and 2014, respectively. These losses reduced working capital and members' deficit, resulting in the need to secure new capital in funding 2015. The Company closed a debt financing of $12 million with SWK Funding on or about June 1, 2015. Additionally, the Company closed on approximately $4,250,000 of Series D Convertible Debt with existing investors on or about June 1, 2015. The Company is authorized to raise up to approximately $6 Million in Series D Convertible Debt and has left this capital debt round open in case additional capital is needed prior to a sale/merger or recapitalization of the Company in Q2 2016. Based on the foregoing, the Company will have adequate funds to continue its operations and execute its sales and marketing strategy for its two lines of wound care products, TheraSkin® and TheraGauze®, and/or complete a sale/merger transaction or the recapitalization of the Company.

In June of 2015 the Company secured Medicare coverage for TheraSkin® in the only remaining A/B MAC (Cahaba) not previously covering TheraSkin®. Cahaba serves 3 states (Georgia, Alabama, and Tennessee) and now TheraSkin® is covered for Medicare patients in all 50 U.S. States, its territories and the District of Columbia.

TheraSkin® is currently covered for Medicaid patients in 40 States and the District of Columbia. Expanding Medicaid and Private Insurance coverage for TheraSkin® are ongoing strategic priorities for the Company. Management continues to pursue Medicaid coverage in the remaining 10 States that do not currently cover TheraSkin® for Medicaid patients. The Company is also pursuing TheraSkin® coverage by WellPoint/Anthem, Aetna and Humana and second tier private insurance companies.

The Company increased quarterly TheraSkin® Gross Sales from $3,024,000 in Q4 2014 to $3,792,000 in Q4 2015 (25% growth). This positive sales trend has continued in 2016, with quarterly TheraSkin® gross sales of $4,002,000 in Q1 2016 (6% growth compared to the previous quarter). These increased sales volumes have been achieved with the same number of direct sales representatives that the Company had at the start of 2015 - 38 direct sales representatives. By end of Q1 2016 the Company employed 40 direct sales representatives and plans to add up to an additional 10 direct sales representatives by the end of 2016.

The Company has completed two new studies - a consecutive retrospective case study of TheraSkin® used to treat wounds with exposed bone and tendon and a characterization study of the living cells in TheraSkin®. Both studies have been accepted for publication in peer reviewed indexed scientific journals in April and August 2016, respectively. These two new studies add to the growing and significant body of clinical and scientific evidence supporting the clinical efficacy of TheraSkin®, which the Company uses to both market and sell TheraSkin® and to secure additional positive insurance coverage determinations.

Note 12.	Subsequent Events

Management has evaluated subsequent events through April 20, 2016, the date the financial statements were available to be issued.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 13.	Subsequent Management Plans

The Company contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and therefore management believes the Company is a going concern.

The Company incurred net losses of $4,703,886 for the nine-month period ended September 30, 2016 and had an accumulated members’ deficit in the amount of $17,059,790 at September 30, 2016. The Company’s losses and accumulated deficit have resulted in the need to secure new capital to fund operations in 2016 and beyond. The Company is authorized to raise up to approximately $6 Million in Series D Convertible Debt, with approximately $4.3 Million raised to date, and has left this capital debt round open in case additional capital is needed prior to a planned sale/merger of the Company in the first quarter of 2017.

The Company is actively working with Alliqua Biomedical, Inc. (“Alliqua”) on a sale/merger transaction between the Company and Alliqua (the “Agreement”) which is expected to close in the first quarter of 2017.  The basic terms of the Agreement are:  1) Base Consideration of $35,000,000 plus 4,000,000 warrants; 2) the consideration includes $5.1 Million of cash to pay off second lien debt, payoff or assumption of $12.4 Million of first lien debt; 3) balance of the Base Consideration, subject to various offsets, will be paid in the form of Alliqua common stock that will be subject to a lock-up period of 1 year; 4) contingent on securing $45 Million of financing in the form of debt and equity; and 5) Alliqua will loan $1 Million to the Company to fund operations to closing, as such loan amount may increase if closing is delayed beyond January 31, 2017 and Alliqua elects to extend the Agreement to close up to an outside date of March 31, 2017.  Alliqua advanced the Company $500,000 of the unsecured $1 Million loan on August 25, 2016, and the remaining $500,000 portion of the $1 Million unsecured loan from Alliqua to the Company was funded upon execution of the Agreement on October 5, 2016.  If closing of the Agreement is delayed beyond January 31, 2017, Alliqua has the option to extend the closing date to as late at March 31, 2017, by making applicable additional unsecured loan advances to cover the Company’s anticipated operating deficits in February and March, 2017, which loan amounts, if advanced, would be paid back with the existing $1 Million unsecured loan from Alliqua at closing.

Although management believes that the merger of Alliqua and Company is in the best interest of the Company’s investors, members and employees, if for reasons beyond the control of the Company the sale/merger does not occur as planned, management is confident that the Company can be recapitalized given its continued strong sales results, extensive reimbursement coverage for TheraSkin® and the improved EBIDTA.

The Company increased TheraSkin® revenue from $5,263,458 for the first 9 months of 2015 to $7,058,419 for the same 9 month period in 2016 (34% growth year-on-year 9 month period). The increased sales volume has been achieved with effectively the same number of direct sales representatives than the Company had for the 9 month period in 2015 compared to same period in 2016, thereby achieving greater sales efficiency per sales representative.

TheraSkin® has nationwide Medicare coverage, extensive private insurance coverage and is currently covered for Medicaid patients in 41 States and the District of Columbia. Expanding Medicaid and private insurance coverage for TheraSkin® are ongoing strategic priorities for the Company. Management continues to pursue Medicaid coverage in the remaining 9 States that do not currently cover Thera Skin® for Medicaid patients and is actively pursuing coverage by WellPoint Anthem, Aetna and Humana and second tier private insurance companies.

The Company has completed two new studies - a consecutive retrospective case study of TheraSkin® used to treat wounds with exposed bone and tendon and a characterization study of the living cells in TheraSkin®. Both studies have been published in peer reviewed indexed scientific journals in April and September 2016, respectively. These two new studies add to the growing and significant body of clinical and scientific evidence supporting the clinical efficacy of TheraSkin®, which the Company uses to both market and sell TheraSkin® and to secure additional positive insurance coverage determinations.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

Note 13.	Subsequent Management Plans (continued)

Based on the foregoing, the Company will have adequate funds to continue its operations and execute its sales and marketing strategy for its two lines of wound care products, TheraSkin® and TheraGauze®, whether it closes on the Agreement or is recapitalized.

Soluble Systems, LLC

(A Virginia Limited Liability Company)

schedulE of cost of goods sold

Year Ended December 31, 2015

Inventory, beginning of year	$106,338
Rent	44,632
Sterilization	1,801
Purchases	1,318
Repairs	675

154,764
Inventory, end of year	(42,571)

$112,193

Soluble Systems, LLC

(A Virginia Limited Liability Company)

Schedule of selling and marketing expenses

Year Ended December 31, 2015

Salaries and commissions	$5,984,996
Travel	1,077,849
Conferences and training	487,147
Advertising	477,418
Meals and entertainment	433,719
Supplies	315,803
Telephone	65,605

$8,842,537

Soluble Systems, LLC

(A Virginia Limited Liability Company)

Schedule of general and administrative expenses

Year Ended December 31, 2015

Salaries and guaranteed payments to members	$1,206,172
Professional fees	450,098
Employee benefits	289,581
Depreciation	130,844
Insurance	116,702
Rent	90,047
Repairs and maintenance	62,437
Bank service charges	58,603
Payroll taxes	46,947
Utilities	39,710
Amortization	38,874
Travel	22,310
Licenses and permits	21,973
Supplies	12,573
Meals and entertainment	8,993
Postage and delivery	5,664
Dues and subscriptions	4,674
Education and training	3,000
Miscellaneous	1,152
Contributions	500

$2,610,854

Soluble Systems, LLC

(A Virginia Limited Liability Company)

Schedule of research and development expenses

Year Ended December 31, 2015

Research studies	$22,427
FDA compliance	8,691

$31,118

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors

Soluble Systems, LLC

Newport News, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Soluble Systems, LLC (the Company) which comprise the balance sheet as of December 31, 2014, and the related statements of operations, changes in members’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Soluble Systems, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Soluble Systems, LLC will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying schedules of cost of goods sold, selling and marketing expenses, general and administrative expenses, and research and development expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Newport News, Virginia

October 10, 2016

FINANCIAL STATEMENTS

SOLUBLE SYSTEMS, LLC

BALANCE SHEET

December 31, 2014

ASSETS

Current Assets
Cash and cash equivalents	$70,462
Accounts receivable, net of allowance for doubtful accounts of $7,240	793,761
Inventory	77,375
Prepaid expenses	25,774
Total current assets	967,372

Property and Equipment
Computer equipment and software	166,176
Machinery and equipment	604,840
Furniture and fixtures	50,106
Leasehold improvements	282,450
1,103,572
Less accumulated depreciation	578,621

Property and equipment, net	524,951

Total assets	$1,492,323

See Notes to Financial Statements.

SOLUBLE SYSTEMS, LLC

BALANCE SHEET (Continued)

December 31, 2014

LIABILITIES AND MEMBERS' DEFICIT

Current Liabilities
Accounts payable	$746,551
Accrued sales commissions	198,671
Accrued interest	268,124
Current maturities of long-term debt	4,930,000
Total current liabilities	6,143,346

Other Liabilities
Long-term debt	1,483,869

Members' Deficit	(6,134,892)

Total liabilities and members' deficit	$1,492,323

See Notes to Financial Statements.

SOLUBLE SYSTEMS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Net Sales	$57,628
Cost of Goods Sold	66,805

Gross loss	(9,177)

Other Revenue - TheraSkin Revenue Share	4,615,125

Income before operating expenses	4,605,948

Operating Expenses
Selling and marketing expenses	6,448,611
General and administrative expenses	2,144,662
Research and development expenses	21,895

Total operating expenses	8,615,168

Operating loss	(4,009,220)

Other Income (Expense):
Claw-back fee, net	(148,213)
Miscellaneous expense	(33)
Interest expense	(491,313)

Total other expenses	(639,559)

Net loss	$(4,648,779)

See Notes to Financial Statements.

SOLUBLE SYSTEMS, LLC

STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

Year Ended December 31, 2014

		Series A	Series B	Series C
	Common	Preferred	Preferred	Preferred	Total

Balance, December 31, 2013	$(5,386,341)	$(2,225,274)	$3,232,507	$2,892,995	$(1,486,113)

Net loss	(1,556,480)	(611,690)	(1,617,580)	(863,029)	(4,648,779)

Balance, December 31, 2014	$(6,942,821)	$(2,836,964)	$1,614,927	$2,029,966	$(6,134,892)

See Notes to Financial Statements.

SOLUBLE SYSTEMS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash Flows From Operating Activities
Net loss	$(4,648,779)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	124,534
Claw-back fee, net	148,213
(Increase) decrease in:
Accounts receivable	(375,526)
Inventory	2,293
Prepaid expenses	36,769
(Decrease) increase in:
Accounts payable	235,013
Accrued sales commission	83,253
Accrued interest	252,951
Other accrued expenses	(4,133)
Net cash used in operating activities	(4,145,412)

Cash Flows From Investing Activities
Purchase of property and equipment	(221,687)
Net cash used in investing activities	(221,687)

Cash Flows From Financing Activities
Borrowings on notes payable	4,014,540
Net cash provided by financing activities	4,014,540

Decrease in cash and cash equivalents	(352,559)

Cash and Cash Equivalents
Beginning	423,021

Ending	$70,462

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$238,364

Supplemental Disclosures of Non-Cash Financing Activities
Conversion of accrued expenses to LifeNet note payable (see Notes 1 and 3)	$657,605
Claw-back fee expensed and included in LifeNet note payable (see Note 5)	148,213
Borrowings on notes payable included in accounts receivable	93,510

See Notes to Financial Statements.

Note 1.	Nature of Business and Significant Accounting Policies

Soluble Systems, LLC (the Company) is a Virginia limited liability company formed on November 24, 1999 under the laws of the state of Virginia. The Company distributes human skin tissue allograft under the brand name TheraSkin® through a distribution agreement with LifeNet Health. The Company also manufactures and markets a line of advanced sterile wound care dressings under the brand name TheraGauze®. TheraGauze® is manufactured in a certified clean room environment under strict quality protocols in Hampton, Virginia. The Company's corporate office is located in Newport News, Virginia.

A summary of significant accounting policies follows:

Basis of accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents: The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable: Trade receivables are stated at the amount management expects to collect from balances outstanding at year-end. Management provides an allowance for doubtful accounts which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Trade receivables are considered past due if any portion of the receivable balance is outstanding for more than sixty days. Interest is not charged on past due receivables.

Inventory: Inventories are stated at the lower of cost or market. The Company employs a full absorption procedure for valuing raw materials, work in process and finished goods using average costing techniques.

Property and equipment: Property and equipment are stated at cost. Repairs and maintenance are charged to expense when incurred; renewals and betterments are capitalized. Depreciation is computed using straight-line method over the following estimated useful lives:

Computer equipment and software	2 - 5 years
Machinery and equipment	5 - 7 years
Furniture and fixtures	7 years
Leasehold improvements	7 - 39 years

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Impairment of long-lived assets: Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Revenue recognition: The Company recognizes TheraGauze® revenue when the product is shipped to customers. The Company receives a revenue share based on gross sales of TheraSkin® under a distribution agreement with Skin Wound and Allograft Institute, LLC (LifeNet) (see Note 8). This distribution agreement expires June 30, 2017; however, the agreement contains two additional five year renewal options (see Note 7).

During the year ended December 31, 2014, the Company amended its distribution agreement with LifeNet. As part of the amended agreement, the Company acknowledged a total claw-back fee of $845,000, of which $657,605 was accrued in other accrued expenses at December 31, 2013, so that no further claw-back fees are to be charged to the Company based on sales for 2014 through the end of the distribution agreement (see Note 9). This resulted in $187,395 of claw-back fees in 2014, of which LifeNet forgave $39,182. The fee was subsequently converted to a note payable and is included in notes payable in the accompanying balance sheet as of December 31, 2014 (see Note 3).

Shipping and handling costs: Shipping and handling costs incurred by the Company amounted to $31,044 for the year ended December 31, 2014 and is included in supplies in the accompanying schedule of selling and marketing expenses for the year ended December 31, 2014.

Advertising: Advertising costs are expensed as incurred. Advertising expense of $330,729 is included in advertising in the accompanying schedule of selling and marketing expenses for the year ended December 31, 2014.

Research and development: Research and development costs are expensed as incurred.

Income taxes: The Company is a limited liability company and, as such, its income or loss passes directly to its members. Therefore, no provision or liability for income taxes has been included in the financial statements. Under the provisions of the pronouncement for "Accounting for Uncertainty in Income Taxes," if there are uncertain and potentially material tax positions identified, the resulting estimated liability, including any related interest and penalties, will be recorded as taxes and miscellaneous, respectively, in the general and administrative category.

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.	Inventory

Inventory at December 31, 2014 consists of the following:

Raw materials	$13,909
Work in process	29,553
Finished goods	33,913

$77,375

Note 3.	Long-term Debt

The Company issued various notes, primarily issued to related parties (see Note 6), for principal amounts of $35,000 to $1,000,000. The notes bear interest at a fixed rate of 12% per annum; payments of accrued interest only payable monthly; principal and all unpaid accrued interest due January 31, 2015 (see Note 10). The notes are subordinate to the claw-back note, the LifeNet security interest in the TheraSkin® trademark, and are personally guaranteed by two members of the Company. Of these notes, $2,300,000 are secured by substantially all assets of the Company.	$2,920,000

The Company issued various notes to members for principal amounts of $10,000 to $650,000. The notes bear interest at a fixed rate of 12% per annum. Payments of accrued interest are payable monthly and principal and all unpaid accrued interest is due January 31, 2015 (see Note 10). These notes are subordinate to the claw-back note, the LifeNet security interest in the TheraSkin® trademark, and are personally guaranteed by two members of the company. Of these notes, $200,000 are secured by substantially all assets of the Company.	2,010,000

Note 3.	Long-term Debt (Continued)

The Company issued a $845,000 claw- back note payable to LifeNet. The note bears interest at a fixed rate of 12% per annum; payments of accrued interest only payable monthly; principal and all unpaid accrued interest due December 31, 2016. The note is secured by a first priority security interest on the TheraSkin® trademark and substantially all assets of the Company.	$845,000

The Company issued various notes to LifeNet for principal amounts of $88,139 to $267, 800. The notes bear interest at a fixed rate of 8% to 12% per annum; payments of accrued interest only payable monthly; principal and all unpaid accrued interest due December 31, 2016. The notes are subordinate to the claw-back note, the LifeNet security interest in the TheraSkin® trademark and are secured by substantially all assets of the Company.	638,869
6,413,869
Less current maturities	4,930,000

$1,483,869

As of December 31, 2014, following are the scheduled maturities of the notes payable for the years ended December 31:

Year	Members	Other	Total
2015	$2,010,000	$2,920,000	$4,930,000
2016	-	1,483,869	1,483,869

	$2,010,000	$4,403,869	$6,413,869

Per the Company's amended distribution agreement with LifeNet, no principal payments may be made on notes payable not held by LifeNet until all LifeNet notes payable have been paid in full.

During the year ended December 31, 2014, the Company incurred interest expense of $491,313 on the notes payable (see Note 6). At December 31, 2014, accrued interest of $268,124 was outstanding.

Note 3.	Notes Payable (Continued)

By October 30, 2014, all note obligations were secured by a general assignment of all assets of the Company, the notes either being in a first lien position (the $845,000 LifeNet "claw back note") or a second lien position (all other LifeNet Notes and all bridge financing). All subsequent bridge financing notes issued after Oct 30, 2014 are secured in the same second lien position.

Note 4.	Members’ Deficit

Effective October 1, 2012, the Company amended and restated its existing operating agreement to create a class of Series C Preferred Units to be issued by the Company. The restatement includes Member's status as Common, Series A Preferred, Series B Preferred and/or Series C Preferred Units held by each member.

The Company has a total of 25,189,083 units issued, of which 8,433,678 units are Common units; 3,314,401 units are Series A Preferred Members; 8,764,741 units are Series B Preferred Members; and 4,676,263 units are Series C Preferred Members.

Profit and loss allocations are made in accordance with the operating agreement and follow the distribution schedule as outlined below.

Distributions:

Under the operating agreement, distributions of net cash flow will be paid first to a certain member until such member has received a Funding Member Preferred Return equal to $556,000; the balance of distributions will be made in accordance with ownership percentage. No distributions were paid during 2014.

Distributions of net cash flow resulting from a capital transaction follow a waterfall schedule as outlined in the operating agreement.

Limited liability company dissolution:

The Company shall be dissolved upon the consent of the Members.

Note 5.	Operating Leases

The Company leases its office/plant facilities and office equipment through non-cancelable operating leases with various terms through January 2017. Office space is leased from an entity for which a member of the Company is president (see Note 6). Rent expense under the related party lease totaled $56,520 for the year ended December 31, 2014. Rent expense under unrelated party leases totaled $58,250 for the year ended December 31, 2014.

Minimum lease payments required under these lease agreements at December 31, 2014 are as follows:

		Office/Plant
Year	Equipment	Facilities	Total

2015	$11,853	$81,883	$93,736
2016	11,853	-	11,853
2017	988	-	988

	$24,694	$81,883	$106,577

As of December 31, 2014, the Company intends to continue its lease of the office/plant facilities. The net book value of related leasehold improvements at December 31, 2014 is $168,084; these assets may be impaired if the Company does not renew the current leases.

Note 6.	Related Party Transactions

During the year ended December 31, 2014 the Company leased office space from an entity for which a member of the Company is president (see Note 5).

During the year ended December 31, 2014 the Company issued various notes payable to members and other related parties to finance operations (see Note 3). Interest expense on these notes totaled $361,510 during the year ended December 31, 2014. Accrued interest of $147,093 was outstanding as of December 31, 2014 and is included in accrued interest on the accompanying balance sheet.

Note 7.	Commitments and Contingencies

During 2014, the Company amended its distribution agreement with LifeNet. Under the amended distribution agreement the Company is no longer subject to claw-back provisions for failure to reach sales thresholds for 2014 and future periods, but the Company was required to engage an investment banker on or before November 15, 2014 to market the Company for sale to a list of strategic acquirers as approved by LifeNet. The Company is required to endeavor in good faith to complete a strategic transaction on or before July 31, 2015 subject to the approval of the Company's Board of Directors.

Upon consummation of a strategic transaction, the Company is required to repay the claw-back note; in the event of non-payment, LifeNet may unilaterally foreclose on the collateral security of the claw-back note.

The agreement requires a minimum number of full time sales representatives as defined in the agreement. The agreement also requires the Company to annually submit a forecast broken out by calendar quarter of estimated gross sales of TheraSkin®. Based on failure to meet or exceed 75% of the gross sales forecast for two consecutive quarters, the agreement allows LifeNet to add an additional distributor in each part of the territory, as defined in the agreement, where the Company fails to maintain a full time sales representative.

Should the distribution agreement be terminated by the Company for any other reason other than those specified in the distribution agreement or expire and not renew, the Company grants LifeNet a non-exclusive, royalty-free license to use the TheraSkin® trademark for 24 months after the termination date of the distribution agreement. Additionally, in the event of a wrongful termination or breach of the agreement by the Company, the Company will pay liquidated damages to LifeNet equal to 30% of the average monthly gross sales of TheraSkin® over the final 24 months of the term preceding the termination or breach times eighteen.

Commensurate with the amended distribution agreement, during 2014 the Company entered an agreement for legal and advisory services for assistance related to a potential merger. Fees are contingent upon the closing of a sale or merger with specified entities and range from 1.5% to 3% of the consideration received from the sale or merger based on thresholds as defined in the agreement. The agreement can be terminated at any time by the Company by written notice. If within 12 months of termination of the agreement the Company consummates a sale or merger transaction with any of the specified entities, the Company is liable for the full fee as defined in the agreement.

Note 8.	Concentrations of Credit Risk

During 2014, substantially all revenues were derived from transactions with LifeNet Health through the Company's distribution agreement. Accounts receivable from this customer at December 31, 2014 totaled $690,642.

Note 9.	Management Plans

The Company contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and therefore management believes the Company is a going concern.

The Company incurred net losses of $3,316,586 for the six-month period ending June 30, 2016 and $6,379,400 for the year ended December 31, 2015. These losses reduced working capital and members' deficit, resulting in the need to secure new capital to fund operations in 2016 and beyond. The Company is authorized to raise up to approximately $6 Million in Series D Convertible Debt, with approximately $4.3 Million raised to date, and has left this capital debt round open in case additional capital is needed prior to a planned sale/merger of the Company in 2016.

The Company is actively working with Alliqua Biomedical, Inc. (“Alliqua”) on a sale/merger transaction between the Company and Alliqua (the “Agreement”) which is expected to close on or about December 31, 2016. The basic terms of the Agreement are: 1) Base Consideration of $35,000,000 plus 4,000,000 warrants; 2) the consideration includes $5.1 Million of cash to pay off second lien debt, payoff or assumption of $12.4 Million of first lien debt; 3) balance of the Base Consideration, subject to various offsets, will be paid in the form of Alliqua common stock of Alliqua that will be subject to a lock-up period of 1 year; 4) contingent on securing $45 Million of financing in the form of debt and equity; and 5) Alliqua will loan $1 Million to the Company to fund operations to closing. In good faith of concluding the contemplated Agreement, Alliqua advanced the Company an unsecured bridge loan of $500,000 on August 25, 2016, as part of the foregoing referenced $1 Million loan. The remaining $500,000 portion of the $1 Million unsecured loan from Alliqua to the Company was funded upon execution of the Agreement on October 5, 2016.

Although management believes that the industrial logic of the merger of Alliqua and Company is in the best interest of the Company’s investors, members and employees, if for reasons beyond the control of the Company the sale/merger does not occur as planned, management is confident that the Company can be recapitalized given its continued strong sales results, extensive reimbursement coverage for TheraSkin® and the recent achievement of positive EBIDTA in the month of August 2016.

The Company increased quarterly TheraSkin® Gross Sales from $4.02 Million in the 1st quarter of 2016 to $5.12 Million in the 2nd quarter of 2016 (27% growth quarter-on-quarter and 49% growth year-on- year). These increased sales volumes have been achieved with fewer direct sales representatives than the Company had at the start of 2016 (42 in January compared to 36 in June), thereby achieving greater sales efficiency at lower cost.

TheraSkin® has nationwide Medicare coverage, extensive private insurance coverage and is currently covered for Medicaid patients in 41 States and the District of Columbia. Expanding Medicaid and private insurance coverage for TheraSkin® are ongoing strategic priorities for the Company. Management continues to pursue Medicaid coverage in the remaining 9 States that do not currently cover Thera Skin® for Medicaid patients and is actively pursuing coverage by WellPoint Anthem, Aetna and Humana and second tier private insurance companies.

Note 9.	Management Plans (Continued)

The Company has completed two new studies - a consecutive retrospective case study of TheraSkin® used to treat wounds with exposed bone and tendon and a characterization study of the living cells in TheraSkin®. Both studies have been published in peer reviewed indexed scientific journals in April and September 2016, respectively. These two new studies add to the growing and significant body of clinical and scientific evidence supporting the clinical efficacy of TheraSkin®, which the Company uses to both market and sell TheraSkin® and to secure additional positive insurance coverage determinations.

Based on the foregoing, the Company will have adequate funds to continue its operations and execute its sales and marketing strategy for its two lines of wound care products, TheraSkin® and TheraGauze®, whether it closes on the Agreement or is recapitalized.

Note 10.	Subsequent Events

Management has evaluated subsequent events through October 10, 2016, the date the financial statements were available to be issued and has noted the following:

Subsequent Events Related to Notes Payable

During the year ended December 31, 2015, the Company entered into a $12,000,000 promissory note syndicated by SWK Funding, LLC (SWK) on the behalf of multiple lenders as defined in the note agreement. The notes accrue interest at a rate of the one month LIBOR plus 12.25% (12.93% at December 31, 2014) payable quarterly beginning August 14, 2015. Beginning November 15, 2016, principal payments of $750,000 plus accrued interest are due quarterly, with all remaining principal and unpaid accrued interest due May 30, 2020. In addition to scheduled principal payments, beginning with the fiscal quarter beginning April 1, 2015, the Company is required to make revenue-based payments based on aggregate revenue as defined in the credit agreement. The Company is required to pay 12.5% of aggregate revenue up to $10,000,000, 10% of aggregate revenue greater than $10,000,000 up to $20,000,000, and 7.5% of aggregate revenue greater $20,000,000. Under the terms of the loan agreement, the Company is required to meet certain affirmative and negative financial covenants as defined in the agreement. The note is secured by substantially all assets of the Company. The Company incurred $361,986 in professional fees related to this credit agreement.

As part of this transaction, 1,209,068 detachable warrants for common units were issued to SWK with an exercise price of $.99 per unit. SWK can exercise the warrants upon the earlier of an exercise event as defined in the warrant or June 1, 2017.

Note 10.	Subsequent Events (Continued)

To date, the Company has issued convertible promissory notes in the aggregate principal amount of $4,267,012. As part of this transaction, outstanding notes payable, including $4,100,000 of principal and $167,012 of accrued interest, were converted into the convertible promissory notes. A majority of the notes outstanding are with members of the Company (see Note 6). The new notes bear interest at a fixed rate of 16% per annum, payable at maturity. The convertible notes, along with all accrued and unpaid interest, are due on the earliest of May 31, 2020, the day of a change of control transaction as defined in the note agreements, or the date that is six months after the payoff of the Company's promissory note to SWK. The terms of conversion of the outstanding debt into Series D Preferred Units are governed by the individual note purchase agreements. Conversion occurs at a conversion rate equal to $20,177,707 divided by the number of Units of the Company outstanding immediately prior to the conversion of the first Series D Convertible Note that is converted. Of these notes, $3,077,763 are guaranteed by certain members of the Company.

No discount or premium was recognized upon issuance of the detachable warrants and convertible notes, and there is no carrying amount related to the detachable warrants as management determined that their fair value was equal to zero.

In August 2016, the Company signed a subordinated promissory note for $500,000 bearing an interest rate of 6% due on December 31, 2016.

SUPPLEMENTARY INFORMATION

Inventory, beginning of year	$79,668
Rent	43,547
Sterilization	4,913
Purchases	11,922
Repairs	4,130

144,180
Inventory, end of year	(77,375)

$66,805

Salaries and commissions	$4,081,700
Travel	783,955
Conferences and training	544,712
Advertising	330,729
Meals and entertainment	484,720
Supplies	173,151
Telephone	49,644

$6,448,611

Salaries and guaranteed payments to members	$930,687
Professional fees	413,155
Insurance	107,630
Depreciation	124,534
Employee benefits	109,230
Rent	71,223
Postage and delivery	68,627
Payroll taxes	48,622
Repairs and maintenance	33,105
Utilities	31,733
Dues and subscriptions	27,175
Supplies	23,439
Labor	45,946
Taxes	21,242
Travel	20,924
Bank service charges	20,513
Licenses and permits	12,669
Meals and entertainment	11,148
Bad debt expense	10,414
Miscellaneous	10,661
Contributions	1,985

$2,144,662

Research studies	$14,577
Travel	7,645
Other research	(327)

$21,895

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Officers and Directors

Soluble Systems, LLC

Newport News, Virginia

Report on the Financial Information

We have reviewed the condensed financial information of Soluble Systems, LLC (the Company), which comprise the condensed balance sheet as of September 30, 2016, and the related condensed statements of operations, changes in members’ deficit and cash flows for the nine month periods ended September 30, 2016 and 2015 and selected explanatory notes.

Management's Responsibility

The Company's management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditor's Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying condensed financial information have been prepared assuming that Soluble Systems, LLC will continue as a going concern. As discussed in Note 3 to the condensed financial information, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The condensed financial information does not include any adjustments that might result from the outcome of this uncertainty.

Report on Condensed Balance Sheet as of December 31, 2015

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of December 31, 2015, and the related statements of operations, changes in members’ deficit, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our reports dated April 15, 2016 and October 10, 2016. Our audit reports included an emphasis of matter paragraph regarding going concern. In our opinion, the accompanying condensed balance sheet of Soluble Systems, LLC as of December 31, 2015, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Newport News, Virginia

November 3, 2016

SOLUBLE SYSTEMS, LLC

CONDENSED BALANCE SHEETS

See Independent Auditor’s Review Report

	September 30, 2016
	(Unaudited)	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents	$834,469	$2,733,611
Accounts receivable	821,880	1,303,447
Inventory	42,294	42,571
Prepaid expenses	4,641	37,586

Total current assets	1,703,284	4,117,215

Property and Equipment
Computer equipment and software	80,313	166,176
Machinery and equipment	714,353	726,784
Furniture and fixtures	56,159	55,377
Leasehold improvements	310,186	304,336
	1,161,011	1,252,673
Less accumulated amortization and depreciation	668,162	709,465
Property and equipment, net	492,849	543,208

Other Assets
Deferred financing costs, net	244,351	294,332

Total assets	$2,440,484	$4,954,755

See Notes to Financial Information.

SOLUBLE SYSTEMS, LLC

CONDENSED BALANCE SHEETS (Continued)

See Independent Auditor’s Review Report

	September 30, 2016
	(Unaudited)	December 31, 2015
LIABILITIES AND MEMBERS' DEFICIT
Current Liabilities
Accounts payable	$210,176	$251,592
Deferred income	319,415	-
Accrued sales commissions	643,131	207,177
Accrued interest	1,099,140	185,500
Short-term debt	500,000	-
Current maturities of long-term debt	3,000,000	750,000
Total current liabilities	5,771,862	1,394,269

Other Liabilities
Long-term debt	13,728,412	15,916,390

Members' Deficit	(17,059,790)	(12,355,904)

Total liabilities and members' deficit	$2,440,484	$4,954,755

See Notes to Financial Information.

SOLUBLE SYSTEMS, LLC

CONDENSED STATEMENTS OF OPERATIONS

Nine Month Periods Ended September 30, 2016 and 2015 (Unaudited)

See Independent Auditor’s Review Report

	2016	2015

Net Sales	$27,720	$36,923

Cost of Goods Sold	48,657	58,656

Gross loss	(20,937)	(21,733)

Other Revenue - TheraSkin revenue share	7,058,419	5,263,458

Income before operating expenses	7,037,482	5,241,725

Operating Expenses
Selling and marketing expenses	8,027,560	6,544,693
General and administrative expenses	1,962,351	1,969,574
Fees related to SWK loan	-	361,986
Research and development	830	15,347

Total operating expenses	9,990,741	8,891,600

Operating loss	(2,953,259)	(3,649,875)

Other Income (Expense)
Loss on sale of asset	(22,508)	-
Interest income	5,206	13,495
Interest expense	(1,733,325)	(1,113,481)

Net loss	$(4,703,886)	$(4,749,861)

See Notes to Financial Information.

SOLUBLE SYSTEMS, LLC

CONDENSED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

Nine Month Periods Ended September 30, 2016 and 2015 (Unaudited)

See Independent Auditor’s Review Report

		Series A	Series B	Series C
	Common	Preferred	Preferred	Preferred	Total

Balance, December 31, 2014	$(6,889,724)	$(2,816,210)	$1,669,852	$2,059,578	$(5,976,504)

Net loss for nine months ended September 30, 2015	(1,590,324)	(624,991)	(1,652,752)	(881,794)	(4,749,861)

Balance, September 30, 2015	$(8,480,048)	$(3,441,201)	$17,100	$1,177,784	$(10,726,365)

Balance, December 31, 2015	$(9,025,547)	$(3,655,739)	$(550,179)	$875,561	$(12,355,904)

Net loss for nine months ended September 30, 2016	(1,574,931)	(618,941)	(1,636,754)	(873,260)	(4,703,886)

Balance, September 30, 2016	$(10,600,478)	$(4,274,680)	$(2,186,933)	$2,301	$(17,059,790)

See Notes to Financial Information.

SOLUBLE SYSTEMS, LLC

CONDENSED STATEMENTS OF CASH FLOWS

Nine Month Periods Ended September 30, 2016 and 2015 (Unaudited)

See Independent Auditor’s Review Report

	2016	2015

Cash Flows From Operating Activities
Net loss	$(4,703,886)	$(4,749,861)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	204,443	159,034
Loss on sale of asset	22,508	-
Changes in assets and liabilities:
Accounts receivable	481,567	209,267
Inventory	37,930	22,108
Prepaid expenses	(4,708)	25,774
Accounts payable	(41,416)	(417,190)
Deferred income	319,415	-
Accrued sales commissions	435,954	20,421
Accrued interest	977,540	370,134
Net cash used in operating activities	(2,270,653)	(4,360,313)

Cash Flows From Investing Activities
Purchase of property and equipment	(126,611)	(77,278)
Net cash used in investing activities	(126,611)	(77,278)

Cash Flows From Financing Activities
Net proceeds from (payments on) long-term debt	(1,878)	9,616,131
Proceeds from short-term debt	500,000	-
Payment of financing cost	-	(333,206)
Net cash provided by financing activities	498,122	9,282,925

Net change in cash and cash equivalents	(1,899,142)	4,845,334

Cash and Cash Equivalents
Beginning	2,733,611	70,462

Ending	$834,469	$4,915,796

Supplemental Cash Flow Disclosures
Conversion of accrued expense to note payable	$63,900	$-
Unpaid interest capitalized to notes payable	397,500	-
Cash payments for interest	821,563	1,045,965

See Notes to Financial Information.

SOLUBLE SYSTEMS, LLC

NOTES TO THE FINANCIAL INFORMATION

See Independent Auditor’s Review Report

Note 1. Basis of Presentation

The accompanying unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial reporting. It does not include all of the information and notes required by U.S. GAAP for complete financial statements. Therefore, this interim financial information should be read in conjunction with the Company’s latest annual audited financial statements as of December 31, 2015. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods, and to make the financial statements not misleading, have been made and are of a recurring nature unless otherwise disclosed herein. The results of operations for such interim periods are not necessarily indicative of operations for a full year.

Note 2. Commitments and Contingencies

The Company's distribution agreement with LifeNet Health requires a minimum number of full time sales representatives as defined in the agreement. The agreement also requires the Company to annually submit a forecast broken out by calendar quarter of estimated gross sales of TheraSkin®. Based on failure to meet or exceed 75% of the gross sales forecast for two consecutive quarters, the agreement allows LifeNet to add an additional distributor in each part of the territory, as defined in the agreement, where the Company fails to maintain a full time sales representative.

Should the distribution agreement be terminated by the Company for any other reason other than those specified in the distribution agreement or expire and not renew, the Company grants LifeNet a non-exclusive, royalty-free license to use the TheraSkin® trademark for 24 months after the termination date of the distribution agreement. Additionally, in the event of a wrongful termination or breach of the agreement by the Company, the Company will pay liquidated damages to LifeNet equal to 30% of the average monthly gross sales of TheraSkin® over the final 24 months of the term preceding the termination or breach times eighteen.

Note 3. Management Plans

The Company contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and therefore management believes the Company is a going concern.

The Company incurred net losses of $4,703,886 for the nine-month period ended September 30, 2016 and had an accumulated members’ deficit in the amount of $17,059,790 at September 30, 2016. The Company’s losses and accumulated deficit have resulted in the need to secure new capital to fund operations in 2016 and beyond. The Company is authorized to raise up to approximately $6 Million in Series D Convertible Debt, with approximately $4.3 Million raised to date, and has left this capital debt round open in case additional capital is needed prior to a planned sale/merger of the Company in the first quarter of 2017.

The Company is actively working with Alliqua Biomedical, Inc. (“Alliqua”) on a sale/merger transaction between the Company and Alliqua (the “Agreement”) which is expected to close in the first quarter of 2017.  The basic terms of the Agreement are:  1) Base Consideration of $35,000,000 plus 4,000,000 warrants; 2) the consideration includes $5.1 Million of cash to pay off second lien debt, payoff or assumption of $12.4 Million of first lien debt; 3) balance of the Base Consideration, subject to various offsets, will be paid in the form of Alliqua common stock that will be subject to a lock-up period of 1 year; 4) contingent on securing $45 Million of financing in the form of debt and equity; and 5) Alliqua will loan $1 Million to the Company to fund operations to closing, as such loan amount may increase if closing is delayed beyond January 31, 2017 and Alliqua elects to extend the Agreement to close up to an

SOLUBLE SYSTEMS, LLC

NOTES TO THE FINANCIAL INFORMATION

See Independent Auditor’s Review Report

Note 3. Management Plans (Continued)

outside date of March 31, 2017.  Alliqua advanced the Company $500,000 of the unsecured $1 Million loan on August 25, 2016, and the remaining $500,000 portion of the $1 Million unsecured loan from Alliqua to the Company was funded upon execution of the Agreement on October 5, 2016.  If closing of the Agreement is delayed beyond January 31, 2017, Alliqua has the option to extend the closing date to as late at March 31, 2017, by making applicable additional unsecured loan advances to cover the Company’s anticipated operating deficits in February and March, 2017, which loan amounts, if advanced, would be paid back with the existing $1 Million unsecured loan from Alliqua at closing.

Although management believes that the merger of Alliqua and Company is in the best interest of the Company’s investors, members and employees, if for reasons beyond the control of the Company the sale/merger does not occur as planned, management is confident that the Company can be recapitalized given its continued strong sales results, extensive reimbursement coverage for TheraSkin® and the improved EBIDTA.

The Company increased TheraSkin® revenue from $5,263,458 for the first 9 months of 2015 to $7,058,419 for the same 9 month period in 2016 (34% growth year-on-year 9 month period). The increased sales volume has been achieved with effectively the same number of direct sales representatives than the Company had for the 9 month period in 2015 compared to same period in 2016, thereby achieving greater sales efficiency per sales representative.

TheraSkin® has nationwide Medicare coverage, extensive private insurance coverage and is currently covered for Medicaid patients in 41 States and the District of Columbia. Expanding Medicaid and private insurance coverage for TheraSkin® are ongoing strategic priorities for the Company. Management continues to pursue Medicaid coverage in the remaining 9 States that do not currently cover Thera Skin® for Medicaid patients and is actively pursuing coverage by WellPoint Anthem, Aetna and Humana and second tier private insurance companies.

The Company has completed two new studies - a consecutive retrospective case study of TheraSkin® used to treat wounds with exposed bone and tendon and a characterization study of the living cells in TheraSkin®. Both studies have been published in peer reviewed indexed scientific journals in April and September 2016, respectively. These two new studies add to the growing and significant body of clinical and scientific evidence supporting the clinical efficacy of TheraSkin®, which the Company uses to both market and sell TheraSkin® and to secure additional positive insurance coverage determinations.

Based on the foregoing, the Company will have adequate funds to continue its operations and execute its sales and marketing strategy for its two lines of wound care products, TheraSkin® and TheraGauze®, whether it closes on the Agreement or is recapitalized.

INDEX TO FINANCIAL STATEMENTS

ALLIQUA BIOMEDICAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders of

Alliqua BioMedical, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Alliqua BioMedical, Inc. and Subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliqua BioMedical, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alliqua BioMedical, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) and our report dated February 23, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Audit Committee of the

Board of Directors and Shareholders of

Alliqua BioMedical, Inc. and Subsidiaries

We have audited Alliqua BioMedical, Inc. and Subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alliqua BioMedical, Inc. and Subsidiaries maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended of the Company and our report dated February 23, 2016 expressed an unqualified opinion on those financial statements.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 23, 2016

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014

ASSETS:
Current Assets:
Cash and cash equivalents	$26,080,384	$16,770,879
Accounts receivable, net	2,516,808	968,616
Inventory, net	3,132,538	1,411,748
Prepaid expenses and other current assets	942,015	477,824
Total current assets	32,671,745	19,629,067
Improvements and equipment, net	1,846,809	1,434,027
Intangible assets, net	33,893,694	4,387,293
Goodwill	21,166,412	4,100,295
Other assets	172,868	173,042
Total assets	$89,751,528	$29,723,724

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,637,971	$1,757,742
Accrued expenses and other current liabilities	3,129,976	2,067,859
Contingent consideration, current	5,146,585	-
Warrant liability	860,651	304,223
Total current liabilities	11,775,183	4,129,824
Long-term debt, net	12,126,390	-
Contingent consideration, long-term	11,881,313	2,931,598
Deferred tax liability	1,468,066	67,000
Other long-term liabilities	75,733	84,071
Total liabilities	37,326,685	7,212,493

Commitments and Contingencies

Stockholders' Equity
Preferred Stock, par value $0.001 per share, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common Stock, par value $0.001 per share, 45,714,286 shares authorized; 27,668,913 and 16,202,689 shares issued and outstanding as of December 31, 2015 and 2014, respectively	27,669	16,203
Additional paid-in capital	148,456,703	92,537,742
Accumulated deficit	(96,059,529)	(70,042,714)
Total stockholders' equity	52,424,843	22,511,231
Total liabilities and stockholders' equity	$89,751,528	$29,723,724

The accompanying notes are an integral part of these consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2015	2014

Revenue, net of returns, allowances and discounts	$15,040,929	$4,786,131

Cost of revenues	6,049,520	3,270,955

Gross profit	8,991,409	1,515,176

Operating expenses
Selling, general and administrative	35,180,436	26,155,008
Research and product development	715,074	-
Acquisition-related	2,875,586	546,970
Change in fair value of contingent consideration liability	(1,473,700)	231,598
Total operating expenses	37,297,396	26,933,576

Loss from operations	(28,305,987)	(25,418,400)

Other income (expense)
Interest expense	(1,564,990)	(384)
Interest income	41,675	30,739
Change in value of warrant liability	2,094,784	(43,390)
Total other income (expense)	571,469	(13,035)

Net loss before income tax	(27,734,518)	(25,431,435)

Income tax benefit (expense)	1,717,703	(14,000)

Net loss	$(26,016,815)	$(25,445,435)

Basic and diluted net loss per common share	$(1.13)	$(1.74)

Weighted average shares used in computing basic and diluted net loss per common share	23,061,931	14,628,981

The accompanying notes are an integral part of these consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2013	11,484,191	$11,484	$58,538,491	$(44,597,279)	$13,952,696

Issuance of common stock for the purchase of Choice Therapeutics, Inc.	273,368	274	1,992,580		1,992,854

Issuance of common stock for cash, net of issuance costs of $602,500	2,139,287	2,139	14,370,364	-	14,372,503

Exercise of common stock options, net of tendered shares	306,403	307	1,371,607	-	1,371,914

Exercise of warrants, net of issuance costs of $267,174	977,313	977	5,224,610	-	5,225,587

Cashless exercise of warrants	211,295	211	(211)	-	-

Extinguishment of warrant liability	-	-	672,632	-	672,632

Issuance of common stock for services	23,396	23	195,315	-	195,338

Stock-based compensation (A)	836,491	837	10,841,060	-	10,841,897

Net settlement on vesting of restricted stock awards	(98,023)	(98)	(668,657)	-	(668,755)

Warrant exchange	48,968	49	(49)	-	-

Net loss	-	-	-	(25,445,435)	(25,445,435)

Balance, December 31, 2014	16,202,689	$16,203	$92,537,742	$(70,042,714)	$22,511,231

Issuance of common stock for the purchase of Celleration, Inc.	3,168,229	3,168	15,204,332	-	15,207,500

Issuance of common stock for cash, net of issuance costs of $2,303,461	7,582,418	7,582	32,188,958	-	32,196,540

Exercise of common stock options	75,919	76	332,195	-	332,271

Cashless exercise of warrants	8,970	9	(9)	-	-

Extinguishment of warrant liability	-	-	31,498	-	31,498

Stock-based compensation	720,000	720	8,633,067	-	8,633,787

Net settlement on vesting of restricted stock awards	(89,312)	(89)	(471,080)	-	(471,169)

Net loss	-	-	-	(26,016,815)	(26,016,815)

Balance, December 31, 2015	27,668,913	$27,669	$148,456,703	$(96,059,529)	$52,424,843

(A) Includes $307,189 that was part of accrued expenses as of December 31, 2013 and for the year then ended, which was credited to equity upon the issuance of 34,086 restricted common shares during the year ended December 31, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014
Operating Activities
Net loss	$(26,016,815)	$(25,445,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,866,608	1,080,334
Amortization of deferred lease incentive	(8,338)	(8,337)
Loss on disposal of property and equipment	4,211	-
Deferred income tax (benefit) expense	(1,717,703)	14,000
Provision for doubtful accounts	107,874	-
Provision for inventory obsolescence	58,159	(75,486)
Stock-based compensation expense	8,633,787	10,534,708
Amortization of debt issuance and discount costs	565,225	-
Stock issued for services rendered	-	195,338
Change in value of warrant liability	(2,094,784)	43,390
Fair value adjustment of contingent consideration liability	(1,473,700)	231,598
Changes in operating assets and liabilities:
Accounts receivable	(779,476)	(800,198)
Inventory	(1,437,806)	(437,832)
Prepaid expenses and other current assets	(257,270)	(387,837)
Accounts payable	571,614	937,639
Accrued expenses and other current liabilities	(639,275)	826,659
Net Cash Used in Operating Activities	(21,617,689)	(13,291,459)

Investing Activities
Payment for distribution rights	-	(333,333)
Purchase of improvements and equipment	(426,510)	(6,596)
Acquisition of business, net of cash acquired	(14,947,813)	(1,999,526)
Net Cash Used in Investing Activities	(15,374,323)	(2,339,455)

Financing Activities
Net proceeds from issuance of common stock	32,196,540	14,372,503
Net proceeds from long-term debt	14,243,875	-
Proceeds from the exercise of stock options	332,271	1,371,914
Proceeds from the exercise of warrants	-	5,225,587
Payment of withholding taxes related to stock-based employee compensation	(471,169)	(668,755)
Net Cash Provided by Financing Activities	46,301,517	20,301,249

Net Increase in Cash and Cash Equivalents	9,309,505	4,670,335

Cash and Cash Equivalents - Beginning of period	16,770,879	12,100,544

Cash and Cash Equivalents - End of period	$26,080,384	$16,770,879

Supplemental Disclosure of Cash Flows Information
Cash paid during the period for:
Interest	$999,750	$384
Non-cash investing and financing activities:
Extinguishment of warrant liability due to cashless warrant exercise	$31,498	$672,632
2013 Bonus awarded in equity	-	307,189
Warrant exchange	-	49
Acquisition of business:
Current assets, excluding cash and cash equivalents	$1,424,480	$408,548
Improvements and equipment	411,492	-
Intangibles	31,952,000	2,683,000
Goodwill	17,066,117	3,674,326
Liabilities assumed	(2,006,527)	(73,494)
Deferred tax liability	(3,122,249)	-
Contingent consideration	(15,570,000)	(2,700,000)
Issuance of common stock for acquisition	(15,207,500)	(1,992,854)

The accompanying notes are an integral part of these consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation

Alliqua BioMedical, Inc. (the “Company”) is a provider of advanced wound care solutions. The Company has a suite of advanced wound care solutions that enable surgeons, clinicians, and wound care practitioners to address some of the challenges presented by chronic and advanced wounds.

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, AquaMed Technologies, Inc. All significant inter-company transactions and accounts have been eliminated in consolidation.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current year presentation. Such reclassifications did not have a material effect on the Company’s financial condition or results of operations as previously reported.

2. Summary of Significant Accounting Policies

Use of Estimates in the Financial Statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions include valuing equity securities and derivative financial instruments issued in financing transactions, allowance for doubtful accounts, inventory reserves, deferred taxes and related valuation allowances, and the fair values of long lived assets, intangibles, goodwill and contingent consideration. Actual results could differ from the estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company’s balance of cash and cash equivalents at December 31, 2015 and 2014 consisted principally of bank deposits. From time to time, the Company’s cash account balances may be uninsured or in deposit accounts that exceed Federal Deposit Insurance Corporation guarantee limit. The Company reduces its exposure to credit risk by maintaining its cash deposits with major financial institutions and monitoring their credit ratings.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The Company’s accounts receivable balance is a result of product sales and contract manufacturing. These receivables have historically been paid timely.  Due to the nature of the accounts receivable balance, the Company believes there is no significant risk of collection.  If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be required. The allowance for doubtful accounts was approximately $175,000 as of December 31, 2015 and de minimis as of December 31, 2014.

Inventory

Inventory is valued at the lower of cost or market on a first-in, first-out basis. Reserves for inventory obsolescence are based on expiration date and are utilized to account for slow-moving inventory.

Improvements and Equipment

Improvements and equipment are recorded at cost. Depreciation of equipment is computed utilizing the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the remaining lease term or estimated useful life. Repairs and maintenance costs are expensed as incurred. Additions and betterments are capitalized.

Intangible Assets

Intangible assets primarily consist of developed technology, customer lists/relationships, non-compete agreements and trade names and trademarks and are amortized ratably over a range of one to seven years which approximates customer attrition rate and technology obsolescence.

Goodwill and Indefinite Life Assets

The Company records goodwill and other indefinite-lived assets in connection with business combinations. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized. Indefinite-lived assets are stated at fair value as of the date acquired in a business combination.

Goodwill and Other Indefinite-Lived Intangible Asset Impairment

The Company accounts for goodwill and intangible assets in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.  The Accounting Standards Codification (“Codification”) requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment). Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

When testing goodwill for impairment, the Company may assess qualitative factors for some or all of its reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this qualitative assessment for some or all of our reporting units and perform a detailed quantitative test of impairment (step 1). If the Company performs the detailed quantitative impairment test and the carrying amount of the reporting unit exceeds its fair value, the Company would perform an analysis (step 2) to measure such impairment. The first step is to identify the existence of a potential impairment by comparing the fair value of a reporting unit (the estimated fair value of a reporting unit is calculated using a discounted cash flow model) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the reporting unit’s goodwill is considered not to be impaired and performance of the second step of the quantitative goodwill impairment test is unnecessary. In 2015, the Company first performed a qualitative assessment to identify and evaluate events and circumstances to conclude whether it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount. Based on the Company’s qualitative assessment, for one of its reporting units, the Company was required to perform step 1 of the quantitative analysis.  The Company’s annual goodwill impairment test during 2015, for this unit, performed under step 1 of the quantitative analysis did not deem an impairment existed as of December 31, 2015.

In accordance with the Codification, the Company reviews the carrying value of its intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group, if any, exceeds its fair market value. No impairment was deemed to exist for either unit under the qualitative method and/or the quantitative method as of December 31, 2015 or 2014.

Asset Impairments

The Company reviews for and records impairment losses on long-lived assets (excluding goodwill and other indefinite-lived intangible assets). The Company continually evaluates whether events or changes in circumstances might indicate that the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows in measuring whether the long-lived asset should be written down to fair value. Measurement of the amount of impairment would be based on generally accepted valuation methodologies, as deemed appropriate. As of December 31, 2015, Company management believed that no revision to the remaining useful lives or write-down of the Company’s long-lived assets was required, and similarly, no such revisions were required for the year ended December 31, 2015 or 2014.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date. It focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1: Observable prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customer, there is a fixed or determinable sales price, and collectability of that sales price is reasonably assured. The Company also recognizes revenue under a variety of rental programs of the MIST Therapy system. Rental revenue is recognized on a monthly basis of the term of the rental agreement. Deposits received on product orders are recorded as deferred revenue until revenues are generally earned when the products are shipped to customers.

Cost of Goods Sold and Selling, General and Administrative Expenses

Costs associated with the production and procurement of product are included in cost of goods sold, including shipping and handling costs such as inbound freight costs, purchasing and receiving costs, inspection costs and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general and administrative expenses, as the predominant expenses associated therewith are general and administrative in nature.

Advertising Expenses

Advertising and marketing costs are expensed as incurred. Advertising expenses for the years ended December 31, 2015 and 2014 were approximately $2.5 million and $1.6 million, respectively.

Shipping and Handling

Certain shipping and handling costs are paid for by the Company. Shipping and handling costs amounted to approximately $161,000 and $53,000 as of December 31, 2015 and 2014, respectively, and are included in cost of revenues.

Research and Development

All research and product development costs are expensed as incurred. For the year ended December 31, 2015, the Company incurred research and development costs of approximately $715,000 related to a randomized controlled trial for our Biovance product in chronic diabetic foot wounds. For the fiscal year ended December 31, 2014, the Company incurred no research and development costs.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires the Company to recognize current tax liabilities or receivables for the amount of taxes it estimates are payable or refundable for the current year and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The Company adopted the provisions of Accounting Standards Codification Topic 740 (“ASC 740”) related to the accounting for uncertainty in income taxes recognized in an enterprise's consolidated financial statements. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The benefit of tax positions taken or expected to be taken in the Company's income tax returns are recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as selling, general and administrative expenses. No interest or penalties were recorded during the years ended December 31, 2015 and 2014. As of December 31, 2015 and December 31, 2014, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

Common Stock Purchase Warrants

The Company assesses classification of common stock purchase warrants at each reporting date to determine whether a change in classification between assets and liabilities or equity is required.  The Company’s free standing derivatives consist of warrants to purchase common stock that were issued pursuant to a securities purchase agreement in 2012 and in connection with a credit agreement entered into in 2015.  The Company evaluated the common stock purchase warrants to assess their proper classification in the consolidated balance sheet and determined that the common stock purchase warrants contain exercise reset provisions.  Accordingly, these instruments have been classified as warrant liabilities in the accompanying consolidated balance sheets as of December 31, 2015 and 2014.  The Company re-measures warrant liabilities at each reporting and exercise date, with changes in fair value recognized in earnings for each reporting period.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on interim financial reporting dates and vesting dates until the service period is complete. The fair value amount is then recognized over the period services are required to be provided in exchange for the award, usually the vesting period. The Company recognizes stock-based compensation expense on a graded-vesting basis over the requisite service period for each separately vesting tranche of each award. Stock-based compensation expense is reflected within cost of revenues and operating expenses in the consolidated statements of operations. The Company recognizes stock-based compensation expense for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts stock-based compensation expense based on its probability assessment.

Net Loss Per Common Share

Basic net loss per common share is computed based on the weighted average number of shares of common stock outstanding during the periods presented. Common stock equivalents, consisting of stock options, warrants and non-vested restricted stock, were not included in the calculation of the diluted loss per share because their inclusion would have been anti-dilutive.

The total common shares issuable upon the exercise of stock options, warrants and non-vested restricted stock are as follows:

	As of December 31,
	2015	2014
Stock options	6,230,549	4,817,660
Warrants	3,372,550	2,675,121
Non-vested restricted stock	691,725	188,149
Total	10,294,824	7,680,930

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which addresses certain aspects of recognition, measurement, presentation and disclosure of financial statements. This guidance will be effective in the first quarter of fiscal year 2019 and early adoption is not permitted. The Company is currently evaluating the impact that this guidance will have on its financial statements.

In November 2015, the FASB issued Accounting Standards Update 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), an update to accounting guidance to simplify the presentation of deferred income taxes. The guidance requires an entity to classify all deferred tax liabilities and assets as noncurrent in the balance sheet. The guidance requires an entity to classify all deferred tax liabilities and assets, along with any valuation allowance, as noncurrent in the balance sheet. The guidance is effective for public companies with annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is permitted. The Company has elected to early adopt ASU 2015-17 during the year ended December 31, 2015 with retrospective application. The adoption of ASU 2015-17 did not have a material impact on the Company's consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments” (“ASU 2015-16”), an update to accounting guidance to simplify the accounting for business combinations. The guidance requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The updated guidance eliminates the requirement to retrospectively account for these adjustments and restate prior period financial statements. The standard is effective for annual reporting periods beginning after December 15, 2015, which for the Company will commence with the year beginning January 1, 2016. Prospective application is required. The adoption will have an impact on the Company’s consolidated financial statements if it is the acquirer in a business combination that includes measurement-period adjustments.

In July 2015, the FASB issued Accounting Standards Update 2015-11,” Inventory (Topic 330) Simplifying the Measurement of Inventory” (“ASU 2015-11”). Currently, all inventory is measured at the lower of cost or market. ASU 2015-11 changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. The standard is effective for annual reporting periods beginning after December 15, 2015, which for the Company will commence with the year beginning January 1, 2016. Prospective application is required. The Company does not believe the implementation of this standard will have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented as a direct deduction from the carrying amount of the related debt liability, consistent with the presentation of debt discounts. Prior to the issuance of ASU 2015-03, debt issuance costs were required to be presented as deferred charge assets, separate from the related debt liability. The Company early-adopted ASU 2015-03 during the year ended December 31, 2015, and applied its provisions retrospectively. The adoption of ASU 2015-03 did not have an impact on the Company's consolidated financial statements.

In May 2014, the FASB issued a new revenue recognition standard entitled “Revenue from Contracts with Customers” under Accounting Standards Update 2014-09.  The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. The standard is effective for annual reporting periods beginning after December 15, 2017, which for the Company will commence with the year beginning January 1, 2018. Entities must adopt the new guidance using one of two retrospective application methods. The Company is currently evaluating the standard to determine the impact of its adoption on the consolidated financial statements.

In June 2014, the FASB issued Accounting Standards Update 2014-12, “Compensation — Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (“ASU 2014-12”).  ASU 2014-12 requires that a performance target that affects vesting of share-based payments and that could be achieved after the requisite service period be treated as a performance condition that affects vesting and as such, should not be reflected in estimating the grant-date fair value of the award.  ASU 2014-12 is effective for annual and interim periods beginning after December 15, 2015.  This standard is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3.	Acquisitions

Acquisition of Celleration, Inc.

On May 29, 2015, the Company acquired all outstanding equity interest of Celleration, Inc. (“Celleration”), a medical device company focused on developing and commercializing the MIST Therapy® therapeutic ultrasound platform for the treatment of acute and chronic wounds for an aggregate purchase price of approximately $46.3 million. The purchase price consists of an initial cash payment of approximately $15.5 million (including working capital adjustments of approximately $0.3 million), 3,168,229 shares of the Company’s common stock and contingent consideration with an estimated acquisition date fair value of approximately $15,570,000. This acquisition complements the Company’s growth strategy aimed at providing a portfolio of advanced wound care solutions.

The Company has agreed to pay contingent consideration of three and one half times revenue from acquired MIST Therapy products in excess of certain revenue targets for the years ending December 31, 2015 and 2016, payable in equal amounts of cash and the Company’s common stock. This contingent consideration is payable in two installments in March 2016 and March 2017. The fair value of this liability is based on future sales projections of MIST Therapy. At the date of acquisition and as of December 31, 2015, the cash flow projection was discounted using a weighted average cost of capital of 12.5%. These fair value measurements were based on significant inputs not observed in the market and thus represented a Level 3 measurement. In addition, the Company has agreed to pay contingent consideration subject to the approval of MIST Therapy products by the National Institute for Health and Care Excellence (“NICE”) of the United Kingdom prior to January 1, 2017. This consideration consists of $500,000 of the Company’s common stock upon receipt of such approval and 20% of incremental net sales in the United Kingdom from the acquired MIST Therapy products for the years ending December 31, 2016, 2017, and 2018. The estimated fair value of this liability is based on future sale projections of the MIST Therapy product and probability of receiving NICE approval. These fair value measurements were based on significant inputs not observed in the market and thus represented a Level 3 measurement. The contingent consideration is re-measured to fair value at each reporting date until the contingency is resolved, and those changes in fair value are recognized in earnings. For the year ended December 31, 2015, the adjustments resulted in a net increase of approximately $450,000 to the Company’s acquisition-related contingent consideration liability and corresponding increase in operating expenses. As of December 31, 2015, the current and long-term portion of the contingent consideration was approximately $5.1 million and $10.9 million, respectively.

The assets and liabilities of the acquired business were included in the Company’s consolidated balance sheet based upon estimated fair values on the date of acquisition as determined in the purchase price allocation, using available information and making assumptions management believes are reasonable. The consolidated statements of operations include the results of the Celleration’s operations subsequent to the acquisition date. The Company’s allocation of purchase price for this acquisition is included in the table below, which summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Consideration:
Common stock	$15,207,500
Cash paid	15,476,191
Fair value of contingent consideration	15,570,000
Total consideration	46,253,691

Cash	528,378
Trade receivables	876,590
Inventory	341,143
Other current assets	206,747
Improvements and equipment	411,492
Tradenames	3,601,000
Technology	27,143,000
Customer relationships	1,208,000
Goodwill	17,066,117
Accounts payable	(308,615)
Accrued expenses and other liabilities	(1,697,912)
Deferred tax liability	(3,122,249)
Net assets acquired	$46,253,691

The Company recorded intangible assets of approximately $32.0 million, which included technology of $27.1 million and customer relationships of $1.2 million, which are both amortizable over ten years, as well as tradenames of $3.6 million, which has an indefinite life. The Company recorded approximately $17.1 million of goodwill in connection with this acquisition, which is not expected to be deductible for tax purposes. The acquisition complements the Company’s growth strategy aimed at providing a portfolio of advanced wound care solutions.

The Company funded the cash portion and related costs of the Celleration acquisition with the net proceeds received under the senior secured term loan described below in Note 9 - Debt.

Revenues included in the consolidated statement of operations for the year ended December 31, 2015 from this acquisition for the period subsequent to the closing of the transaction was approximately $6.1 million. The net income or loss attributable to this acquisition cannot be identified on a stand-alone basis because it has been fully integrated into the Company's operations.

During the year ended December 31, 2015, the Company incurred acquisition-related costs related to Celleration of approximately $2.9 million in connection with due diligence, professional fees, and other expenses.

Acquisition of Choice Therapeutics, Inc.

On May 5, 2014, the Company acquired all outstanding equity interest of Choice Therapeutics, Inc., a provider of innovative wound care products using proprietary TheraBond 3D® Antimicrobial Barrier Systems. This acquisition complements the Company’s growth strategy aimed at providing a portfolio of advanced wound care solutions. The Company’s initial cash payment for this acquisition was $2.0 million and approximately $2.0 million in shares of common stock. In addition, the Company may pay up to $5.0 million, payable in the form of the Company’s common stock, in contingent consideration which may be earned based upon the acquired company achieving specific performance metrics over the three twelve month periods, ended April 30, 2017. The fair value of this liability is based on future sales projections of TheraBond 3D® product under various potential scenarios. At the date of acquisition and as of December 31, 2015, the cash flow projection was discounted using a weighted average cost of capital of 15.5%. These fair value measurements were based on significant inputs not observed in the market and thus represented a Level 3 measurement. The contingent consideration is re-measured to fair value at each reporting date until the contingency is resolved, and those changes in fair value are recognized in earnings. For the year ended December 31, 2015, the adjustment resulted in a decrease of approximately $2.0 million to the Company’s acquisition-related contingent consideration liability and corresponding offset to operating expenses. The decrease in the fair value of the liability during the year ended December 31, 2015 is due to lower than expected sales of the TheraBond product. For the year ended December 31, 2014, the adjustment resulted in an increase to the Company’s acquisition-related contingent consideration liability of $232,000 and corresponding increase to operating expense. The long-term portion of the contingent consideration was approximately $1.0 million and $2.9 million as of December 31, 2015 and 2014, respectively.

The assets and liabilities of the acquired business were included in the Company’s consolidated balance sheet based upon estimated fair values on the date of acquisition as determined in the purchase price allocation, using available information and making assumptions management believes are reasonable. The consolidated statements of operations include the results of the Choice operations beginning May 6, 2014. The Company’s allocation of purchase price for this acquisition is included in the table below, which summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Consideration:
Common stock	$1,992,854
Cash paid	2,000,000
Fair value of contingent consideration	2,700,000
Total consideration	6,692,854

Cash	474
Inventory	396,961
Other assets	11,587
Tradenames	111,000
Technology	2,396,000
Customer relationships	176,000
Goodwill	3,674,326
Other liabilities	(73,494)
Net assets acquired	$6,692,854

The amortization period of intangible assets acquired ranges from 3 to 12 years. The Company recorded approximately $3.7 million of goodwill in connection with this acquisition, reflecting the strategic fit and revenue and earnings growth potential of this business.

Revenues included in the consolidated statement of operations for the year ended December 31, 2014 from this acquisition for the period subsequent to the closing of the transaction was approximately $1.5 million. Loss from operations included in the consolidated statement of operations for the year ended December 31, 2014 from this acquisition for the period subsequent to the closing of the transaction was approximately $136,000. Also included in the loss from operations in the year ended December 31, 2014 is approximately $232,000 relating to adjustments to the fair value of contingent consideration described below, and approximately $200,000 of amortization relating to intangibles.

Pro Forma Results

The following unaudited pro forma financial information summarizes the results of operations for year ended December 31, 2015 and 2014, as if the acquisitions had been completed as of January 1, 2014. The pro forma results were calculated applying the Company’s accounting policies and include the effects of adjustments related to the amortization charges from the acquired intangibles and long-term debt. The unaudited pro forma information does not purport to be indicative of the results that would have been obtained if the acquisitions had actually occurred at the beginning of the year prior to acquisition, nor of the results that may be reported in the future.

	Years Ended December 31,
	2015	2014

Revenues	$19,130,107	$14,165,549

Net loss	$(30,677,311)	$(34,602,957)

Net loss per share	$(1.26)	$(1.92)

4.	Inventory

Inventory consists of the following:

	December 31,
	2015	2014

Raw materials	$241,432	$197,514
Work in process	227,773	489,431
Finished goods	2,722,586	725,897
Less: Inventory reserve	(59,253)	(1,094)
Total	$3,132,538	$1,411,748

5.	Improvements and Equipment, net

Improvements and equipment consist of the following:

		December 31,
	Useful Life	2015	2014
	(Years)
Machinery and equipment	10	$3,620,658	$2,869,453
Office furniture and equipment	3-10	88,208	51,439
Leasehold improvements	(A)	253,401	228,021
		3,962,267	3,148,913
Less: Accumulated depreciation and amortization		(2,115,458)	(1,714,886)
Improvements and equipment, net		$1,846,809	$1,434,027

(A) Leasehold improvements are amortized over the shorter of the remaining lease term or estimated useful life.

Depreciation and amortization expense was $421,000 and $318,000 for the years ended December 31, 2015 and 2014, respectively.

6.	Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

		December 31, 2015
	Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Technology	10	$32,539,000	$(4,057,675)	$28,481,325
Customer relationships	9-12	1,984,000	(448,893)	1,535,107
Distribution rights	5.27	400,000	(173,071)	226,929
Tradename	3	111,000	(61,667)	49,333
Non-compete	1	208,333	(208,333)	-
Total intangible assets subject to amortization		35,242,333	(4,949,639)	30,292,694

Indefinite-lived intangible assets:
Tradename	Indefinite	3,601,000	-	3,601,000
Total indefinite-lived intangible assets		3,601,000	-	3,601,000
Total intangible assets		$38,843,333	$(4,949,639)	$33,893,694

		December 31, 2014
	Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Carrying

Technology	10	$5,396,000	$(1,934,733)	$3,461,267
Customer relationships	9-12	776,000	(308,871)	467,129
Distribution rights	5.27	400,000	(96,880)	303,120
Tradename	3	111,000	(24,667)	86,333
Non-compete	1	208,333	(138,889)	69,444
		$6,891,333	$(2,504,040)	$4,387,293

Amortization expense attributable to intangible assets for the year ended December 31, 2015 and 2014 was approximately $2.4 million and $763,000, respectively.

Amortization expense in each of the five years and thereafter subsequent to December 31, 2015 related to the Company’s intangible assets is expected to be as follows:

Expected
Amortization
Expense
2016	$3,557,446
2017	3,532,779
2018	3,518,804
2019	3,169,256
2020	3,144,256
Thereafter	13,370,153

Total	$30,292,694

7.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2015	2014

Salaries, benefits and incentive compensation	$2,146,258	$1,528,229
Professional fees	701,534	228,426
Royalty fees	51,690	100,537
Deferred revenue	92,374	78,523
Other	138,120	132,144
Total accrued expenses and other current liabilities	$3,129,976	$2,067,859

8.	Operating Leases

The Company has an obligation for its corporate offices and commercial manufacturing facility located in Langhorne, Pennsylvania through 2026. The remaining minimum lease payments as of December 31, 2015 were $2.1 million. In conjunction with the acquisition of Celleration in May 2015, the Company also assumed a lease for office space in Eden Prairie, Minnesota through 2016. The remaining minimum lease payments as of December 31, 2015 were $29,000. In 2015, the Company entered into a lease for new office space in Yardley, Pennsylvania through 2023. The remaining minimum lease payments as of December 31, 2015 were $1.6 million.

Total rent expense was $282,000 and $207,000 for the years ended December 31, 2015 and 2014, respectively.

Future minimum lease payments, excluding expense reimbursements, under noncancelable operating leases in each of the five years and thereafter subsequent to December 31, 2015 are as follows:

2016	$376,690
2017	422,197
2018	426,416
2019	430,634
2020	434,852
Thereafter	1,601,659
Total	$3,692,448

9.	Debt

Senior Secured Term Loan Facility

On May 29, 2015, simultaneously with and related to the closing of the Celleration acquisition, the Company entered into a Credit Agreement and Guaranty (the “Credit Agreement”) with Perceptive Credit Opportunities Fund, L.P. (“Perceptive”). The Credit Agreement provided a senior secured term loan in a single borrowing to the Company in the principal amount of $15.5 million. The Credit Agreement (i) has a four-year term, (ii) accrues interest at an annual rate equal to the greater of (a) one-month LIBOR or 1% plus (b) 9.75%, (iii) is interest only for the first 24 months, followed by monthly amortization payments of $225,000, with the remaining unpaid balance due on the maturity date and (iv) is secured by a first priority lien on substantially all of the Company’s assets. In connection with the Credit Agreement, the Company incurred approximately $1.3 million of debt issuance costs, which includes legal expenses and the loan commitment, placement and exit fee, discussed below. The debt issuance costs are being amortized over the term of the loan on a straight-line basis, which approximates the effective interest method. During the year ended December 31, 2015, the Company recorded amortization of debt issuance costs of $169,000, which is included in interest expense.

In connection with the entry into the Credit Agreement, a five-year warrant (the “Warrant”) to purchase 750,000 shares of common stock, par value of $0.001 per share at an exercise price of $5.5138 per share (the “Exercise Price”) was issued to Perceptive. The Company granted Perceptive customary demand and piggy-back registration rights with respect to the shares of common stock issuable upon exercise of the Warrant. The warrant contains a weighted average anti-dilution feature whereby the Exercise Price is subject to reduction if the Company issues shares of common stock (or securities convertible into common stock) in the future at a price below the current Exercise Price. As a result, the warrant was determined to be a derivative liability. The warrant had an issuance date fair value of approximately $2.7 million which was recorded as a debt discount. During the year ended December 31, 2015, the Company recorded amortization of debt discount of $397,000, which is included in interest expense. See Note 15 – Fair Value Measurement for additional details.

The Credit Agreement requires the Company to prepay the outstanding principal amount of the term loan with 100% of the net cash proceeds received from specified asset sales, issuances or sales of equity and incurrences of borrowed money indebtedness, subject to certain exceptions. In addition, the Company may voluntarily prepay the term loan upon five days prior written notice to Perceptive. The Company will incur an incremental fee for any repayments or prepayments other than the required monthly principal payments made prior to the third anniversary of the Closing Date. The Company is required to pay an exit fee when the term loan is paid in full equal to the greater of 1% of the outstanding principal balance immediately prior to the final payment and $100,000.

The Credit Agreement contains customary affirmative and negative covenants and events of default for a secured financing arrangement, including limitations on additional indebtedness, liens, asset sales and acquisitions, among others. In addition to other customary events of default, any termination of that certain License, Marketing and Development Agreement between the Company and CCT, as amended, will constitute an event of default under the Credit Agreement.

Debt consists of the following:

December 31,
2015

Long-term debt	$15,500,000
Unamortized debt issuance and discount costs	(3,373,610)
Long-term debt, net	$12,126,390

10.	Commitments and Contingencies

License Agreement

On July 15, 2011, the Company entered into a license agreement with Noble Fiber Technologies, LLC, whereby the Company has the exclusive right and license to manufacture and distribute “SilverSeal Hydrogel Wound Dressings” and “SilverSeal Hydrocolloid Wound Dressings”. The license is granted for ten years with an option to be extended for consecutive renewal periods of two years after the initial term. Royalties are to be paid equal to 9.75% of net sales of licensed products. The agreement calls for minimum royalties to be paid each calendar year as follows: 2015 - $500,000 and 2016 - $600,000. Total royalties charged to selling, general and administrative expense for the years ended December 31, 2015 and 2014 were $500,000 and $400,000, respectively. $497,000 is included in accounts payable as of December 31, 2015 in connection with this agreement. The Company expects to incur the minimum royalty in 2016.

Sorbion Distributor Agreement

In September 2013, the Company entered into a distributor agreement (the “Sorbion Agreement”) with Sorbion GmbH & Co KG, pursuant to which the Company became the exclusive distributor of sorbion sachet S, sorbion sana and new products with hydrokinetic fibers as primary dressings in the United States, Canada and Latin America, subject to certain exceptions. The term of the agreement ends on December 31, 2018. Sorbion assigned its rights and obligations of the Sorbion Agreement to BSN Medical, Inc. (“BSN”), an affiliate of Sorbion, in June 2015. In July 2015, the Company entered into an amendment to the Sorbion Agreement with BSN to provide for pricing in U.S. Dollars instead of Euros.

In order to maintain its exclusivity, the Company must purchase minimum amounts of product. The Company has met the minimum purchase amount requirement for the 2015 calendar year of $1.1 million. For calendar years 2016 and 2017, the minimum annual purchase amounts noted below will be converted from Euros to U.S. Dollars with the exchange rate in effect on the last day of the preceding calendar year, provided that the exchange rate is not more than five percent greater or less than the exchange rate from Euros to U.S. Dollars of 1.10. If the exchange rate is five percent greater or less than 1.10, the rate will be rounded as necessary so that it is no more than five percent greater or five percent less.

Calendar Year	Minimum Annual Purchase Amount
2016	2,500,000 Euros
2017	4,000,000 Euros

If the Company fails to purchase products in amounts that meet or exceed the minimum annual purchase amount for a calendar year, it may cure such minimum purchase failure by paying BSN in cash an amount equal to the minimum annual purchase amount for such calendar year less the amount the Company paid to BSN for the products purchased for such calendar year.  If the Company does not cure a minimum purchase failure with a makeup payment for a calendar year, BSN may terminate the Company’s exclusivity with respect to the products and grant the Company non-exclusive rights with respect to the products.  If the Company does not cure a minimum purchase failure for two subsequent calendar years, BSN may terminate the agreement.  The Company will not be required to meet the minimal annual purchase amount if BSN fails to supply the Company with the products in accordance with the agreement.  BSN may also terminate the Company’s exclusivity with respect to the products if the Company does not cure a material breach of the agreement within 30 days. The Company has the right to use the trademarks related to the products. The Company has the ability to sell the products under their respective trademarked names and at prices determined by the Company.   The Company is eligible for certain discounts with respect to the purchase and shipping of the products if its orders of the products are above certain amounts.

Celgene License, Marketing and Development and Supply Agreement

In November 2013, the Company entered into a License, Marketing and Development Agreement (the “License Agreement”) with Anthrogenesis Corporation, d/b/a Celgene Cellular Therapeutics (“CCT”), an affiliate of Celgene Corporation (“Celgene”), pursuant to which CCT granted the Company an exclusive, royalty-bearing license in its intellectual property for certain placental based products, including ECM, an extracellularmatrix derived from the human placenta, and Biovance®, CCT’s proprietary wound coverings produced from decellularized, dehydrated human amniotic membrane, to develop and commercialize ECM and Biovance in the United States. The Company is required to pay CCT annual license fees, designated amounts when certain milestone events occur and royalties on all sales of licensed products, with such amounts being variable and contingent on various factors. The initial term of the License Agreement ends on November 14, 2023, unless sooner terminated pursuant to the termination rights under the License Agreement, and will extend for additional two-year terms unless either party gives written notice within a specified period prior to the end of a term. The License Agreement may be terminated (i) by CCT if the Company or any of its affiliates challenges the validity, enforceability or scope of certain enumerated CCT patents anywhere in the world; (ii) by either party if there is a final decree that a licensed product infringed on the intellectual property of a third party; (iii) by either party for breach of the License Agreement, if the breach is not cured within a specified period after receiving written notice of the breach; or (iv) by either party if the other party is the subject of insolvency proceedings, either voluntary or involuntary. In addition, the License Agreement is terminable on a product-by-product basis, and not with respect to the entire License Agreement (i) by CCT in the second year of the License Agreement, and by either CCT or the Company in the third year of the License Agreement and beyond, if the Company fails to meet certain sales thresholds and (ii) by either party upon written notice if outside legal counsel recommends discontinuance of commercialization of a product because of significant safety, legal, or economic risk as a result of a claim, demand or action or as a result of a change in the interpretation of law by a governmental or regulatory authority. The License Agreement also contains mutual confidentiality and indemnification obligations for the Company and CCT. In September 2014, the Company entered into a First Amendment to the License Agreement (the “Amended License Agreement”), pursuant to which the Company received the right to market Biovance for podiatric and orthopedic applications. The Amended License Agreement also amends certain terms and the related schedule for milestone payments to CCT. In May 2015, the Company amended its exclusive licensing agreement with CCT, which granted the Company the right to develop and market CCT’s connective tissue matrix product (“CTM”).

In November 2013, the Company also entered into a Supply Agreement (the “Biovance Supply Agreement”) with CCT, pursuant to which CCT shall supply the Company with the Company’s entire requirements of Biovance for distribution and sale in the United States. The Biovance Supply Agreement will be terminated automatically upon the termination of the License Agreement and may otherwise be terminated (i) by CCT upon six months’ prior written notice, (ii) by the Company upon six months’ prior written notice if CCT fails to deliver at least a specified portion of a firm purchase order by the required delivery date specified in the order on at least a specified number of occasions in a specified period; (iii) by either party for breach of the Biovance Supply Agreement, if the breach is not cured within a specified period after receiving written notice of the breach; or (iv) by either party if the other party is the subject of insolvency proceedings, either voluntary or involuntary. On April 10, 2014, the Company and CCT entered into an amendment to the Biovance Supply Agreement in order to amend the pricing schedule.

In April 2014, the Company entered into a Supply Agreement (the “ECM Supply Agreement”) with CCT, pursuant to which CCT shall, as soon as reasonably practicable after the date that CCT obtains regulatory clearance or approval in the United States for any of CCT’s extracellular matrix products derived from the human placenta (each an “ECM”), supply and sell to the Company all of the Company’s requirements of ECM, in finished form and final packaging, for exploitation in the United States under the License Agreement. The ECM Supply Agreement will automatically terminate upon the termination or expiration of the License Agreement and may otherwise be terminated (i) by CCT upon six months’ prior written notice, (ii) by the Company upon six months’ prior written notice if CCT fails to deliver at least a specified portion of a firm purchase order by the required delivery date specified in the order on at least a specified number of occasions in a specified period; (iii) by either party for breach of the ECM Supply Agreement, if the breach is not cured within a specified period after receiving written notice of the breach; or (iv) by either party if the other party is the subject of insolvency proceedings, either voluntary or involuntary. The ECM Supply Agreement also contains mutual confidentiality and indemnification obligations for the Company and CCT.

In January 2016, Human Longevity, Inc.’s (“HLI”), a genomics-based, technology-driven company, announced the planned purchase of LifebankUSA and other select assets from CCT. The Company will remain the exclusive commercial partner for the existing pipeline of human placental based products as noted above.

Litigation, Claims and Assessments

The Company is subject to periodic lawsuits, investigations and claims that arise in the ordinary course of business. The Company is not party to any material litigation as of December 31, 2015.

11.	Stockholders’ Equity

Preferred Stock

The Company has authorized 1,000,000 shares of preferred stock, $0.001 par value per share, which may be divided into series and with preferences, limitations and relative rights determined by the Board of Directors.

Common Stock Issuances

On April 14, 2014, the Company entered into a securities purchase agreement pursuant to which the Company issued an aggregate of 2,139,287 shares of common stock, and five year warrants (which were determined to be equity instruments) to purchase an aggregate of 427,858 shares of common stock at an exercise price of $10.50 per share, in exchange for aggregate consideration of $15.0 million. The warrants became exercisable on October 15, 2014. In connection with the financing, the Company paid $598,500 in placement agent fees. Administrative fees for the escrow agent of $4,000 were also deducted from gross proceeds.

On May 4, 2015, the Company closed an underwritten public offering of 7,582,418 shares of its common stock at a price to the public of $4.55 per share. Proceeds from this offering, net of issuance costs were $32.2 million. The shares of common stock were issued pursuant to the Company’s shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission and declared effective on September 25, 2014.

2011 Plan

The Company maintains the 2011 Long-Term Incentive Plan (the “2011 Plan”) that provides for the granting of stock options, restricted stock units (“RSUs”), restricted stock and other awards to employees, directors and others. A total of 1,828,571 shares of common stock have been authorized for issuance under the 2011 Plan, of which, as of December 31, 2015, 150,670 shares were available for future issuances.

2014 Plan

On April 10, 2014 and June 5, 2014, the Company’s Board of Directors and the Company’s shareholders approved the 2014 Long-Term Incentive Plan (the “2014 Plan”), respectively. The 2014 Plan provides for the granting of stock options, RSUs, restricted stock and other awards to employees, directors and others. On February 26, 2015 and May 6, 2015, the Company’s Board of Directors and the Company’s shareholders approved an amendment to the 2014 Plan to increase the total number of shares of common stock authorized for issuance under the 2014 Plan by an additional 3,500,000 shares from the previous amount of 2,000,000 shares. A total of 5,500,000 shares of common stock are reserved for award under the 2014 Plan, of which, as of December 31, 2015, 2,936,655 shares were available for future issuances.

Stock-Based Compensation

The following table summarizes stock-based compensation expense:

	Year Ended December 31,
	2015	2014
Options	$5,942,058	$7,815,411
Warrants	-	210,160
Restricted stock units	-	180,715
Restricted stock	2,691,729	2,523,760
Total stock-based compensation	$8,633,787	$10,730,046

For the year ended December 31, 2015, $364,000 of stock-based compensation expense is included in cost of revenues and $8.3 million is included in selling, general and administrative expenses in the consolidated statements of operations. For the year ended December 31, 2014, $200,000 of stock-based compensation expense is included in cost of revenues and $10.5 million is included in selling, general and administrative expenses in the consolidated statements of operations.

Restricted Stock

The following table summarizes the restricted stock issued as compensation during the years ended December 31, 2015 and 2014:

Issuance	Grantee	Shares	Vesting	Grant Date
Date	Type	Issued	Term	Value
01/06/14	Officer	369,395	[1]	$2,582,072
01/17/14	Consultant	1,107	Immediate	10,007
01/27/14	Consultant	13,000	Immediate	118,300
03/06/14	Employee	8,300	[2]	74,700
03/09/14	Consultant	1,108	Immediate	10,005
03/21/14	Consultant	1,136	Immediate	10,008
04/02/14	Consultant	1,219	Immediate	10,008
05/29/14	Consultant	1,000	Immediate	7,000
06/16/14	Consultant	1,525	Immediate	10,004
06/18/14	Consultant	1,558	Immediate	10,002
07/01/14	Consultant	1,743	Immediate	10,005
	2014- Restricted Stock - Total	401,091		$2,852,111

02/06/15	Officers	600,000	[3]	$3,738,000
06/15/15	Officer	120,000	[4]	630,000
	2015 - Restricted Stock - Total	720,000		$4,368,000

[1]	Vests in equal quarterly installments, with one-eighth vesting on January 6, 2014 and the remaining vesting on the first day of each calendar quarter thereafter.
[2]	2,425 shares vest on both March 6, 2014 and April 1, 2014. 1,725 shares vest on each of April 1, 2015 and April 1, 2016.

[3]	Vests in three equal annual installments, with one-third vesting on each of February 6, 2016, February 6, 2017 and February 6, 2018.
[4]	Vests in four equal installments, with one-fourth vesting on the date of grant and one-fourth vesting on each of June 15, 2016, June 15, 2017 and June 15, 2018.

On March 14, 2014, in connection with the resignation of the chief executive officer of a wholly-owned subsidiary of the Company, the Company accelerated the vesting of 17,688 RSUs that, prior to the modification, contained performance conditions which, for accounting purposes, were deemed improbable of being achieved. As a result, the Company recorded stock-based compensation expense of $157,000 during year ended December 31, 2014, which represented the modification date value of the modified RSUs.

As of December 31, 2015, there was $2.0 million of unrecognized stock-based compensation expense related to restricted stock which will be amortized over a weighted average period of 1.6 years.

A summary of restricted stock award activity during the years ended December 31, 2015 and 2014 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value	Total Grant Date Fair Value
Non-vested, December 31, 2014	35,376	$2.19	$77,387
Granted	401,091	$7.11	2,852,111
Vested	(248,318)	$6.47	(1,607,402)
Forfeited	-	$-	-
Non-vested, December 31, 2014	188,149	$7.03	$1,322,096
Granted	720,000	$6.07	4,368,000
Vested	(216,424)	$6.76	(1,464,071)
Forfeited	-	-	-
Non-vested, December 31, 2015	691,725	$6.11	$4,226,025

Warrants

See Common Stock Issuances above for details of warrants issued in connection with equity offerings. See Note 9 - Debt – Senior Secured Term Loan Facility for details associated with a warrant issued in connection with debt.

On April 11, 2014, the Company entered into a letter agreement with certain of the holders of warrants to purchase shares of the Company’s common stock that were granted pursuant to that certain securities purchase agreement, dated November 18, 2013, by and among the Company and the investors signatory thereto. The Company received approximately $5.3 million from the exercising holders upon the exercise of the warrants, and the Company issued a total of 930,313 shares of common stock to the exercising holders pursuant to the terms of the warrants. In connection with the holders exercising their warrants pursuant to the letter agreement, the Company paid $265,000 in placement agent fees and $2,500 of professional fees for the escrow agent, both of which were deducted from gross proceeds. The warrants, which were exercised at a price of $5.69 per share, had an aggregate intrinsic value of $1.5 million.

During the year ended December 31, 2014, away from exercised warrants discussed above, the Company issued an aggregate of 258,295 shares of common stock to several holders of warrants who elected to exercise warrants to purchase an aggregate of 400,137 shares of common stock (353,137 shares on a "cashless" basis under the terms of the warrants and 47,000 shares for cash proceeds of $199,000). The warrants had exercise prices of $4.24 per share (241,060 gross shares), $3.02 per share (65,362 gross shares) and $2.19 per share (93,715 gross shares). Excluding the value of the warrants discussed in the paragraph above, the aggregate intrinsic value of the warrants exercised was $2.0 million.

During the year ended December 31, 2015, the Company issued an aggregate of 8,970 shares of common stock to several holders of warrants who elected to exercise warrants to purchase an aggregate of 15,999 shares of common stock (inclusive of a warrant to purchase 9,142 shares of common stock that was classified as a derivative liability) at an exercise price of $2.19 per share on a "cashless" basis under the terms of the warrants. The aggregate intrinsic value of the warrants exercised was $45,000. See Note 15 – Fair Value Measurement for additional details regarding the exercise of the warrant accounted for as a derivative liability.

There were no compensatory warrants issued during the years ended December 31, 2015 and 2014.

As of December 31, 2015, there was no unrecognized stock-based compensation expense related to compensatory warrants.

A summary of the warrant activity during the years ended December 31, 2015 and 2014 is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value
Outstanding, December 31, 2013	3,822,557	$5.12
Issued	427,858	10.50
Exercised	(1,330,450)	5.03
Cancelled	(244,844)	7.88
Outstanding, December 31, 2014	2,675,121	$5.76
Issued	750,000	5.51
Exercised	(15,999)	2.19
Cancelled	(36,572)	7.88
Outstanding, December 31, 2015	3,372,550	$5.70	3.1	$-

Exercisable, December 31, 2015	3,372,550	$5.70	3.1	$-

The following table presents information related to warrants at December 31, 2015:

Warrants Outstanding		Warrants Exercisable
Exercise Price	Outstanding Number of Warrants	Average Remaining Life in Years	Exercisable Number of Warrants
$2.19	92,573	1.8	92,573
3.02	74,286	1.1	74,286
3.50	2,286	1.3	2,286
4.24	780,191	2.4	780,191
4.38	188,444	2.8	188,444
4.81	8,889	2.8	8,889
5.51	750,000	4.4	750,000
5.69	1,040,880	2.9	1,040,880
8.75	7,143	0.2	7,143
10.50	427,858	3.3	427,858
	3,372,550	3.1	3,372,550

As of December 31, 2015 and 2014, warrants to purchase an aggregate of 816,287 and 75,429 shares of common stock at a weighted average exercise price of $5.24 and $2.19 per share were deemed to be a derivative liability, respectively. See Note 15 – Fair Value Measurement.

Stock Options

Options - 2014 Grants

During 2014, ten-year options to purchase an aggregate of 1,273,520 shares of common stock at exercise prices ranging from $3.89 to $9.05 (with a weighted average exercise price of $7.00 per share) with an aggregate grant date value of $7.1 million were granted to directors, employees and consultants. Of the above, options to purchase an aggregate of 736,500, 268,000 and 269,020 shares of common stock were granted pursuant to the 2011 Plan, 2014 Plan and not pursuant to a plan, respectively. Most of the 2014 grants vest over three years on the anniversaries of the grant date. In general, the grant date value is being amortized over the vesting term.

Details of the grants with the more significant grant date values are as follows:

(1)	On January 6, 2014, a ten-year option to purchase 91,520 shares of common stock with a grant date value of $506,000 was granted to an employee of the Company. The option is scheduled to vest and become exercisable at $6.99 per share as follows: (i) 22,800 shares vested immediately on the date of grant (ii) 22,880 shares on each of the next three anniversaries of the date of grant.

(2)	On March 6, 2014, a ten-year option to purchase 70,000 shares of common stock at an exercise price of $9.00 per share was granted to three employees of the Company (options to purchase 210,000 shares of common stock in the aggregate). The options had an aggregate grant date value of $1.5 million. Each option is scheduled to vest and become exercisable as follows: (i) 23,333 or 23,334 shares on each of the next three anniversaries of the date of grant.

Options – 2015 Grants

During 2015, ten-year options to purchase an aggregate of 1,905,000 shares of common stock at exercise prices ranging from $2.38 to $6.23 with an aggregate grant date value of $8.0 million were granted to employees and directors. Options to purchase an aggregate of 1,818,000 and 87,000 shares of common stock were granted pursuant to the 2014 Plan and 2011 Plan, respectively. The options vest as follows: (i) options to purchase 4,500 shares vested immediately, (ii) options to purchase 90,000 shares vest one-twelfth monthly over one year, and (iii) options to purchase 1,810,500 shares vest ratably over three years on the anniversaries of the grant date. The grant date value is being amortized over the vesting term. Details of the grants with the more significant grant date values are as follows:

(1)	On February 6, 2015, ten-year options to purchase an aggregate of 745,000 shares of common stock with a grant date value of $3.6 million were granted to employees and an executive of the Company. The options are scheduled to vest and become exercisable at $6.23 per share ratably over three years on the anniversaries of the date of grant.

(2)	On May 29, 2015, ten-year options to purchase an aggregate of 455,000 shares of common stock with a grant date value of $1.8 million were granted to employees and a director of the Company. The options are scheduled to vest and become exercisable at $4.95 per share as follows: (i) options to purchase an aggregate of 440,000 shares of common stock vest ratably over three years on the anniversaries of the date of grant and (ii) an option to purchase 15,000 shares of common stock vests ratably over the next year on the monthly anniversary of the date of grant.

(3)	On August 3, 2015, ten-year options to purchase an aggregate of 270,000 shares of common stock with a grant date value of $1.0 million were granted to employees of the Company. The options are scheduled to vest and become exercisable at $5.08 per share ratably over three years on the anniversaries of the date of grant.

Options – Summary Data

In applying the Black-Scholes option pricing model to stock options granted, the Company used the following weighted average assumptions:

	Year Ended December 31,
	2015	2014
Risk free interest rate	1.19% - 2.11%	1.39% - 2.38%
Expected term (years)	5.00-6.50	5.00 - 10.00
Expected volatility	93.70% - 98.25%	100.56% - 102.63%
Expected dividends	0.00%	0.00%

The risk-free interest rate is based on rates of treasury securities with the same expected term as the options. The Company uses the "simplified method" to calculate the expected term of employee and director stock-based options. The expected term used for consultants is the contractual life. The Company is utilizing an expected volatility figure based on a review of the Company’s historical volatility, over a period of time, equivalent to the expected life of the instrument being valued. The expected dividend yield is based upon the fact that the Company has not historically paid dividends, and does not expect to pay dividends in the near future.

Option forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual option forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The Company estimated forfeitures related to options at annual rates ranging from 0% to 5% for options outstanding at December 31, 2015 and 2014.

The weighted average estimated fair value of the options granted during the years ended December 31, 2015 and 2014 was $4.18 and $5.60 per share, respectively.

During the year ended December 31, 2014, the Company issued an aggregate of 306,403 shares of common stock to several holders of options who elected to exercise options to purchase an aggregate of 333,876 shares of common stock (57,143 shares on a "cashless" basis under the terms of the options and 276,733 shares for cash proceeds of $1.4 million). The options had exercise prices of $4.38 per share (252,217 gross shares), $5.47 per share (11,428 gross shares), $6.34 per share (22,857 gross shares) and $6.56 per share (47,374 gross shares). The aggregate intrinsic value of the options exercised was $943,000 for the year ended December 31, 2014.

During the year ended December 31, 2015, the Company issued an aggregate of 75,919 shares of common stock to several holders of options who elected to exercise options to purchase an aggregate of 75,919 shares of common stock for cash proceeds of $332,000. The options had an exercise price of $4.38 per share. The aggregate intrinsic value of the options exercised was $86,000 for the year ended December 31, 2015.

As of December 31, 2015, there was $5.4 million of unrecognized stock-based compensation expense related to stock options which will be amortized over a weighted average period of 1.6 years.

A summary of the stock option activity during the years ended December 31, 2015 and 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value
Outstanding, December 31, 2013	4,985,586	$6.47
Granted	1,273,520	7.00
Exercised	(333,876)	4.86
Forfeited	(1,107,570)	7.19
Outstanding, December 31, 2014	4,817,660	$6.56
Granted	1,905,000	5.38
Exercised	(75,919)	4.38
Forfeited	(416,192)	5.96
Outstanding, December 31, 2015	6,230,549	$6.26	7.4	$-

Exerciseable, December 31, 2015	3,296,198	$6.09	6.2	$-

The following table presents information related to stock options at December 31, 2015:

	Options Outstanding		Options Exercisable
Range of Exercise Price	Weighted Average Exercise Price	Outstanding Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Exercisable Number of Options
$3.28-$3.99	$3.35	512,971	$3.36	7.4	407,304
$4.00-$4.99	4.58	1,488,505	4.41	3.8	894,502
$5.00-$5.99	5.28	676,760	5.44	5.9	228,687
$6.00-$6.99	6.59	2,212,796	6.77	7.6	1,045,141
$7.00-$7.99	7.75	31,000	7.75	8.3	10,333
$8.00-$8.99	8.74	780,065	8.74	6.7	540,174
$9.00-$9.99	9.00	264,833	9.00	6.8	113,828
$10.00-$26.69	10.96	263,619	11.01	7.2	56,229
		6,230,549		6.2	3,296,198

12.	Income Taxes

The Company files corporate income tax returns in U.S. federal, state and local jurisdictions, including Pennsylvania, and has tax returns subject to examination by tax authorities generally beginning in the year ended December 31, 2012 and through December 31, 2015. However, to the extent the Company utilizes the net operating loss (“NOL”) carryforwards in the future, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities of the future period tax return in which the attribute is utilized.

The income tax (benefit) expense consists of the following:

	For The Years Ended
	December 31,
	2015	2014
Federal:
Current	$-	$-
Deferred	(1,509,375)	10,000

State and local:
Current	3,480	-
Deferred	(211,808)	4,000

Income tax (benefit) expense	$(1,717,703)	$14,000

For the years ended December 31, 2015 and 2014, the expected tax (benefit) expense based on the statutory rate reconciled with the actual (benefit) expense is as follows:

	For The Years Ended
	December 31,
	2015	2014

U.S. federal statutory rate	34.0%	34.0%
State tax rate, net of federal benefit	4.8%	4.2%
Permanent differences
- Change in fair value of warrant liability	2.6%	(0.1)%
- Change in fair value of contingent	1.8%	0.0%
-Acquisition Costs	(2.2)%	0.0%
- Other	(0.6)%	(1.6)%
Adjustments to deferred taxes	(2.4)%	(13.8)%
Change in valuation allowance	(31.8)%	(22.8)%

Income tax (benefit) expense	6.2%	(0.1)%

As of December 31, 2015 and 2014, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

	As of December 31,
	2015	2014
Deferred tax assets:
Net operating loss carryforwards	$35,283,725	$18,844,000
Stock-based compensation	7,713,496	5,028,000
Accruals	496,396	579,000
Other	252,595	244,000
Total deferred tax assets	43,746,212	24,695,000
Valuation allowance	(32,976,841)	(24,081,000)
Deferred tax assets, net of valuation allowance	$10,769,371	$614,000

Deferred tax liabilities:
Property and equipment	(409,193)	(515,000)
Intangible assets	(10,360,178)	(99,000)
Goodwill	(1,468,066)	(67,000)
Total deferred tax liabilities	(12,237,437)	(681,000)

Net deferred tax liabilities	$(1,468,066)	$(67,000)

For the years ended December 31, 2015 and 2014, the Company had approximately $92,990,000 and $50,043,000 of federal NOL carryovers, respectively, which substantially begin to expire in 2020 and through 2035. The company also has state NOL carryovers in multiple jurisdictions, including most materially in Pennsylvania, $22,876,000 and $11,648,000, and in Florida, $9,812,000 and $7,850,000, as of December 31, 2015 and December 31, 2014, respectively. The net operating loss carryovers may be subject to annual limitations under Internal Revenue Code Section 382, and similar state provisions, should there be a greater than 50% ownership change as determined under the applicable income tax regulations. The amount of the limitation would be determined based on the value of the company immediately prior to the ownership change and subsequent ownership changes could further impact the amount of the annual limitation. An ownership change pursuant to Section 382 may have occurred in the past or could happen in the future, such that the NOLs available for utilization could be significantly limited. The Company will perform a Section 382 analysis in the future. On May 29, 2015, the Company acquired Celleration, Inc. (see Note 3 - Acquisitions) and the company has performed a Section 382 study for Celleration, Inc. The amount of federal NOL carryforwards as of December 31, 2015 disclosed above do not include $47,945,000 of Celleration, Inc. NOL carryforwards that are expected to expire unutilized pursuant to the Section 382 study. The Celleration, Inc. state NOL carryforwards have also been reduced accordingly. On May 5, 2014, the Company acquired the equity interests of Choice (see Note 3 – Acquisitions) and the Company believes the Choice NOL carryforwards as of that date are subject to Section 382 limitations. The amount of federal NOL carryforwards as of December 31, 2015 and December 31, 2014 disclosed above do not include $2,498,000 of Choice NOL carryforwards that the Company has estimated will expire unutilized pursuant to this limitation.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the future generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The deferred tax liabilities related to goodwill and to a tradename cannot be used in this determination since both assets are considered to be assets with an indefinite life for financial reporting purposes. After consideration of all the evidence, both positive and negative, management has recorded a full valuation allowance against net deferred tax assets at December 31, 2015 and December 31, 2014 because management has determined that it is more likely than not that these deferred tax assets will not be realized. The valuation allowance increased by $8,895,000 and $6,474,000 during the years ended December 31, 2015 and December 31, 2014, respectively, primarily related to increases in NOL carryforwards. The increase during the year ended December 31, 2015 was net of the release of valuation allowances of $1,735,000 million resulting from the acquisition of Celleration in May 2015 for which the Company recorded an income tax benefit.

13.	Related Party

In November 2015, the Company entered into a manufacturing supply agreement with a company where a Company director is a member of the Board of Directors. No payments were made to this vendor in the year ended December 31, 2015.

The Company has entered into several agreements with CCT, a wholly-owned subsidiary of Celgene Corporation, as described in Note 10 – Commitments and Contingencies. Celgene is an affiliate of the Company. Two executives of Celgene are on the Company’s board of directors. On May 6, 2015, the Company amended its exclusive licensing agreement with CCT, which granted the Company the right to develop and market CCT’s connective tissue matrix product (“CTM”).

On May 4, 2015, the Company entered into a securities purchase agreement with Celgene, pursuant to which the Company issued 659,340 shares of common stock at $4.55 per share.

On April 14, 2014, the Company entered into a securities purchase agreement with Celgene, pursuant to which the Company issued (i) 714,286 shares of common stock at $7.00 per share and (ii) five year warrants to purchase 142,857 shares of common stock at an exercise price of $10.50 per share, in exchange for aggregate consideration of approximately $5,000,000.

On January 6, 2014, the Company entered into an option cancellation and release agreement with two former directors, pursuant to which each of the parties agreed to cancel options previously granted to purchase 278,096 shares of common stock of the Company at exercise prices ranging from $6.34 to $9.19.  In exchange for the cancellation of the options, the Company granted each individual 194,667 shares of common stock of the Company pursuant to the 2011 Plan. The incremental expense for the exchange was $99,000 and is included in stock-based compensation in the year ended December 31, 2014.

14.	Concentration of Risk

Revenue for the years ended December 31, 2015 and 2014, and accounts receivable as of December 31, 2015 from the Company’s largest customer, a contract manufacturing customer, was as follows:

	2015		2014
Customer	% of Total Revenue	Accounts Receivable	% of Total Revenue	Accounts Receivable
A	10%	9%	23%	9%

15.	Fair Value Measurement

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date. It focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1: Observable prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

During the year ended December 31, 2014, warrant liabilities to purchase an aggregate of 82,971 shares of common stock were exercised. These warrants had an aggregate exercise date fair value of $673,000 which was credited to equity. The Company recorded a loss on the change in fair value of these warrants of $202,000 during the year ended December 31, 2014. The Company recomputed the fair value of these warrants using the Binomial option pricing model (Level 3 inputs) using the following assumptions: expected volatility of 102.63%, risk-free rate of 1.19%-1.22%, expected term of 3.78-3.81 years, and expected dividends of 0.00%.

On December 31, 2014, the Company recomputed the fair value of its remaining warrant liability of warrants to purchase an aggregate of 75,429 shares of common stock as $304,000 using the Binomial option pricing model (Level 3 inputs) using the following assumptions: expected volatility of 98.25%, risk-free rate of 1.10%, expected term of 2.86 years, and expected dividends of 0.00%. The Company recorded a gain on the change in fair value of these warrant liabilities of $159,000 during the year ended December 31, 2014.

During the year ended December 31, 2015, a warrant to purchase an aggregate of 9,142 shares of common stock which had been accounted for as a derivative liability was exercised. These warrants had an aggregate exercise date fair value of $31,000 which was credited to equity. The Company recorded a gain on the change in fair value of these warrants of $4,000 during the year ended December 31, 2015. The Company recomputed the fair value of these warrants using the Binomial option pricing model (Level 3 inputs) using the following assumptions: expected volatility of 98.25%, risk-free rate of 0.96%, expected term of 2.52 years, and expected dividends of 0.00%.

During the year ended December 31, 2015, in connection with the Credit Agreement, a five-year warrant to purchase 750,000 shares of common stock at an exercise price of $5.5138 per share was issued to Perceptive. See Note 9 – Debt for details associated with the warrant. The issuance date fair value of $2.7 million was computed using the Binomial option pricing model (Level 3 inputs) using the following assumptions: expected volatility of 98.25%, risk-free rate of 1.49%, expected term of 5.00 years, and expected dividends of 0.00%.

On December 31, 2015, the Company recomputed the fair value of its warrant liability of outstanding warrants to purchase an aggregate of 816,287 shares of common stock as $861,000 using the Binomial option pricing model (Level 3 inputs) using the following assumptions: expected volatility of 89.95%, risk-free rate of 1.06-1.54%, expected term of 1.86-4.41 years, and expected dividends of 0.00%. The Company recorded a gain on the change in fair value of these warrant liabilities of $2.1 million during the year ended December 31, 2015.

The following table sets forth a summary of the changes in the fair value of Level 3 warrant liabilities that are measured at fair value on a recurring basis:

	December 31,
	2015	2014
Warrant Liabilities
Beginning balance as of January 1,	$304,223	$933,465
Change in fair value of warrant liability	(2,094,784)	43,390
Value of warrants issued	2,682,710	-
Value of warrants exercised	(31,498)	(672,632)
Ending balance as of December 31,	$860,651	$304,223

	December 31,
	2015	2014
Contingent Consideration
Beginning balance as of January 1,	$2,931,598	$-
Initial fair value of contingent consideration	15,570,000	2,700,000
Change in fair value of contingent consideration	(1,473,700)	231,598
Ending balance as of December 31,	$17,027,898	$2,931,598

Assets and liabilities measured at fair value on a recurring or nonrecurring basis are as follows:

	December 31, 2015
	Level 1	Level 2	Level 3
Liabilities:
Warrant liabilities	$-	$-	$860,651
Contingent consideration	-	-	17,027,898
Total liabilities	$-	$-	$17,888,549

	December 31, 2014
	Level 1	Level 2	Level 3
Liabilities:
Warrant liabilities	$-	$-	$304,223
Contingent consideration	-	-	2,931,598
Total liabilities	$-	$-	$3,235,821

Warrants that contain exercise reset provisions and contingent consideration liabilities are Level 3 derivative liabilities measured at fair value on a recurring basis using pricing models for which at least one significant assumption is unobservable as defined in ASC 820. The fair value of contingent consideration liabilities that are classified as Level 3 were estimated using a discounted cash flow technique with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC 820. The significant inputs in the Level 3 measurement not supported by market activity include the probability assessments of expected future cash flows related to the acquisitions, appropriately discounted considering the uncertainties associated with the obligation, and as calculated in accordance with the terms of the acquisition agreements. The development and determination of the unobservable inputs for Level 3 fair value measurements and the fair value calculations are the responsibility of the Company’s Chief Financial Officer and are approved by the Chief Executive Officer.

16.	Defined Contribution Plan

The Company maintains the Alliqua, Inc. 401(k) Profit Sharing Plan and Trust (“Plan”) in accordance with the provisions of Section 401(k) of the Internal Revenue Code (“Code”).  The Plan covers substantially all full-time employees of the Company.  Participants may contribute up to 100% of their total compensation to the Plan, not to exceed the limit as defined in the Code. Under this plan, the Company matches 50% of the employee’s contributions up to 6% of the employee’s annual compensation, as defined by the plan. Employees are eligible for the match after a six-month waiting period and the Company match vests immediately. The Company’s contribution to the plan was $75,000 for the year ended December 31, 2015.  The Company did not provide a Company match prior to 2015, therefore, no expenses were recorded during the years ended December 31, 2014.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,	December 31,
	2016	2015
	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$10,701	$26,080
Accounts receivable, net	2,705	2,060
Inventory, net	3,226	2,275
Prepaid expenses and other current assets	890	942
Current assets of discontinued operations	28	1,315
Total current assets	17,550	32,672
Improvements and equipment, net	2,211	1,847
Intangible assets, net	31,056	33,667
Goodwill	21,166	21,166
Other assets	173	173
Note receivable	503	-
Assets of discontinued operations - noncurrent	-	227
Total assets	$72,659	$89,752

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,590	$2,594
Accrued expenses and other current liabilities	3,947	3,071
Contingent consideration, current	1,399	2,573
Long-term debt, net	11,336	-
Warrant liability	64	861
Current liabilities of discontinued operations	-	103
Total current liabilities	19,336	9,202
Long-term debt, net	-	12,126
Contingent consideration, long-term	1,848	14,455
Deferred tax liability	1,477	1,468
Other long-term liabilities	1,359	76
Total liabilities	24,020	37,327

Commitments and Contingencies

Stockholders' Equity
Preferred Stock, par value $0.001 per share, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common Stock, par value $0.001 per share, 95,000,000 shares authorized; 29,672,025 and 27,668,913 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	30	28
Additional paid-in capital	155,767	148,457
Accumulated deficit	(107,158)	(96,060)
Total stockholders' equity	48,639	52,425
Total liabilities and stockholders' equity	$72,659	$89,752

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Revenue, net of returns, allowances and discounts	$4,874	$4,185	$13,298	$8,234

Cost of revenues	1,766	1,436	4,955	3,658

Gross profit	3,108	2,749	8,343	4,576

Operating expenses
Selling, general and administrative	8,902	10,151	28,307	24,661
Research and product development	164	192	692	493
Milestone expense to licensor	1,000	-	1,000	-
Acquisition-related	715	15	819	2,875
Change in fair value of contingent consideration liability	97	585	(8,634)	957
Total operating expenses	10,878	10,943	22,184	28,986

Loss from operations	(7,770)	(8,194)	(13,841)	(24,410)

Other (expense) income
Interest expense	(686)	(667)	(1,957)	(900)
Interest income	9	13	24	31
Change in fair value of warrant liability	135	1,466	797	1,388
Loss on early extinguishment of debt	(373)	-	(373)	-
Other income	100	-	100	-
Total other (expense) income	(815)	812	(1,409)	519

Loss from continuing operations before tax	(8,585)	(7,382)	(15,250)	(23,891)

Income tax (expense) benefit	(3)	(129)	(9)	1,308

Loss from continuing operations	(8,588)	(7,511)	(15,259)	(22,583)

Discontinued operations:
Income from discontinued operations, net of tax of $0 for the three and nine months ended September 30, 2016 and 2015	-	379	850	799
Gain on sale of assets, net of tax of $0 for the three and nine months ended September 30, 2016 and 2015	-	-	3,311	-
Income from discontinued operations, net of tax	-	379	4,161	799

Net loss	$(8,588)	$(7,132)	$(11,098)	$(21,784)

Net loss per basic and diluted common share:
Loss from continuing operations	$(0.30)	$(0.27)	$(0.55)	$(1.04)

Income from discontinued operations	-	0.01	0.03	0.04
Gain on sale of assets	-	-	0.12	-
Total from discontinued operations	-	0.01	0.15	0.04
Net loss per basic and diluted common share	$(0.30)	$(0.26)	$(0.40)	$(1.00)

Weighted average shares used in computing basic and diluted net loss per common share	28,195,674	26,930,880	27,886,959	21,742,504

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2016	2015
Operating Activities
Net loss	$(11,098)	$(21,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,124	1,848
Amortization of deferred lease incentive	(23)	(6)
Deferred income tax expense (benefit)	9	(1,308)
Provision for doubtful accounts	37	66
Provision for excess and slow moving inventory	(54)	12
Stock-based compensation expense	4,268	6,580
Deferred rent	84	-
Accrued interest receivable	(3)	-
Amortization of debt issuance and debt discount costs	636	326
Loss on early extinguishment of debt	321	-
Change in fair value of warrant liability	(797)	(1,388)
Fair value adjustment of contingent consideration liability	(8,634)	958
Gain on sale of assets	(3,311)	-
Changes in operating assets and liabilities:
Accounts receivable	(254)	(610)
Inventory	(643)	(1,738)
Prepaid expenses and other assets	55	(250)
Accounts payable	(48)	777
Accrued expenses and other current liabilities	1,297	(645)
Other long-term liabilities	1,000	-
Net Cash Used in Operating Activities	(14,034)	(17,162)

Investing Activities
Proceeds from sale of assets	4,103	-
Purchase of improvements and equipment	(573)	(231)
Acquisition of business, net of cash acquired	-	(14,948)
Issuance of bridge loan	(500)	-
Net Cash Provided by (Used in) Investing Activities	3,030	(15,179)

Financing Activities
Contingent purchase price payments	(2,573)	-
Repayment of long-term debt	(1,748)	-
Loss on early extinguishment of debt	(52)	-
Net proceeds from issuance of common stock	-	32,197
Net proceeds from long-term debt	-	14,244
Proceeds from the exercise of stock options	-	332
Payment of withholding taxes related to stock-based employee compensation	(2)	(471)
Net Cash (Used in) Provided by Financing Activities	(4,375)	46,302

Net (Decrease) Increase in Cash and Cash Equivalents	(15,379)	13,961

Cash and Cash Equivalents - Beginning of period	26,080	16,771

Cash and Cash Equivalents - End of period	$10,701	$30,732

Supplemental Disclosure of Cash Flows Information
Cash paid during the period for:
Interest	$1,221	$435
Non-cash investing and financing activities:
Extinguishment of warrant liability due to cashless warrant exercise	$-	$31
2015 Accrued bonus awarded in equity	474	-
Common stock issued for contingent purchase price payments	2,574	-
Acquisition of business:
Current assets, excluding cash and cash equivalents	$-	$1,836
Intangibles	-	31,952
Goodwill	-	16,825
Liabilities assumed	-	(2,006)
Deferred tax liability	-	(2,881)
Contingent consideration	-	(15,570)
Issuance of common stock for acquisition	-	(15,208)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLIQUA BIOMEDICAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Description of Business and Basis of Presentation

Alliqua BioMedical, Inc. (the “Company”) is a regenerative technologies company that commercializes differentiated regenerative medical products which assist the body in the repair of human tissue.

Basis of Presentation

The condensed consolidated financial statements contained in this report are unaudited. In the opinion of management, the condensed consolidated financial statements include all adjustments, which are of a normal recurring nature, necessary to present fairly the Company’s financial position as of September 30, 2016 and results of operations and cash flows for the three and nine months ended September 30, 2016. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s latest year-end financial statements, which are included elsewhere in this proxy statement/prospectus (the “2015 Annual Report”). The results of the Company’s operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for the full year.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, AquaMed Technologies, Inc. All significant inter-company transactions and accounts have been eliminated in consolidation.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current year presentation. Such reclassifications did not have a material effect on the Company’s financial condition or results of operations as previously reported.

Significant Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 – Summary of Significant Accounting Policies in the 2015 Annual Report. Since the date of the 2015 Annual Report, there have been no material changes to the Company’s significant accounting policies. The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. These estimates and assumptions include valuing equity securities and derivative financial instruments issued in financing transactions, allowance for doubtful accounts, inventory reserves, deferred taxes and related valuation allowances, and the fair values of long lived assets, intangibles, goodwill and contingent consideration. Actual results could differ from the estimates.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU No. 2016-15 clarifies and provides specific guidance on eight cash flow classification issues that are not currently addressed by current GAAP and thereby reduce the current diversity in practice.  ASU No. 2016-15 is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017, with early application permitted. This guidance is applicable to the Company's fiscal year beginning January 1, 2018. The Company does not anticipate that this guidance will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, which for the Company will commence with the year beginning January 1, 2018, with early adoption permitted commencing January 1, 2017. The Company is currently evaluating the standard to determine the impact of its adoption on the condensed consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The standard requires a lessee to recognize assets and liabilities on the balance sheet for leases with lease terms greater than 12 months. The standard is effective for annual reporting periods beginning after December 15, 2018, which for the Company will commence with the year beginning January 1, 2019, with early application permitted. The adoption will require a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest period presented. The Company is currently evaluating the standard to determine the impact of the adoption on the condensed consolidated financial statements.

In May 2014, the FASB issued a new revenue recognition standard entitled “Revenue from Contracts with Customers” under Accounting Standards Update 2014-09.  The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. In August 2015, the FASB approved a one-year delay to the required adoption date of the standard, which makes it effective for the Company no later than the first quarter of 2018, with adoption in 2017 permitted. In 2016, the FASB issued amendments to clarify the implementation guidance related to principal versus agent considerations, identifying performance obligations and the accounting for licenses of intellectual property. The new standard is required to be applied retrospectively to each prior reporting period or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company has not yet selected a transition method and is currently evaluating the standard to determine the impact of adoption on the Company’s consolidated financial statements.

2.	Going Concern

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of September 30, 2016, the Company had a cash balance of $10.7 million. The Company has experienced recurring losses since its inception. The Company incurred a net loss of $11.1 million and used $14.0 million in cash from operations for the nine months ended September 30, 2016, and had an accumulated deficit of $107.2 million as of September 30, 2016. As of September 30, 2016, the Company was in default of a covenant pertaining to trailing twelve-month revenue under its credit agreement as a result of the Company’s failure to achieve $22,250,000 of gross revenue for the twelve-month period ended September 30, 2016. As of September 30, 2016, the Company had an outstanding principal amount of approximately $13.8 million under this credit agreement. Under an agreement dated November 1, 2016, the lender agreed to forbear from exercising any rights and remedies related to the default until November 30, 2016, but has reserved the rights, commencing November 30, 2016, to pursue any rights and remedies available to it, including, but not limited to, declaring all or any portion of the outstanding principal amount to be immediately due and payable. In addition, the lender has a lien on substantially all of the Company’s assets and as a result of the default, may seek to foreclose on some or substantially all of the Company’s assets after the expiration of the forbearance. Such action could hinder the Company’s ability to recover the carrying value of some or all of its intangible assets including goodwill that aggregated approximately $52 million at September 30, 2016. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the Company’s successful efforts to raise sufficient capital and attain profitable operations.

On October 5, 2016, the Company signed a definitive agreement to acquire the business of Soluble Systems, LLC (“Soluble”) through a series of transactions. The closing of the transactions are conditioned upon, among other things, the Company securing debt or equity financing, or combination, thereof, that results in gross proceeds of at least $45 million, inclusive of any current indebtedness of Soluble or the Company that is assumed, restructured or refinanced by the combined company. The Company currently expects to restructure or refinance the existing senior debt obligations for both the Company and Soluble totaling in the aggregate approximately $26.2 million. The balance of the proceeds would be used for costs related to the acquisition, as well as to meet the Company’s working capital requirements.

Management is evaluating all options to raise sufficient funds to meet the financing contingency of the Soluble transaction, to refinance its outstanding indebtedness and to fund the Company’s working capital requirements through debt and/or equity offerings. There can be no assurances, however, that management will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtained on terms satisfactory to the Company. There is no assurance that the Company will be successful in achieving profitable operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	Net Loss Per Common Share

Basic income (loss) per share data for each period presented is computed using the weighted-average number of shares of common stock outstanding during each such period. Diluted income (loss) per share data is computed using the weighted-average number of common and dilutive common-equivalent shares outstanding during each period. Dilutive common-equivalent shares consist of: (a) shares that would be issued upon the exercise of stock options and warrants, computed using the treasury stock method; and (b) shares of non-vested restricted stock.

The following securities are excluded from the calculation of weighted average dilutive common shares for the following periods because their inclusion would have been anti-dilutive:

	As of September 30,
	2016	2015
Stock options	7,338,621	6,300,359
Warrants	3,365,407	3,372,550
Non-vested restricted stock	1,473,217	737,902
Total	12,177,245	10,410,811

4.	Acquisitions

Acquisition of Celleration, Inc.

On May 29, 2015, the Company acquired all outstanding equity interest of Celleration, Inc. (“Celleration”), a medical device company focused on developing and commercializing the MIST Therapy® therapeutic ultrasound platform for the treatment of acute and chronic wounds for an aggregate purchase price of approximately $46.3 million. The purchase price consisted of an initial cash payment of approximately $15.5 million (including working capital adjustments of approximately $0.3 million), 3,168,229 shares of the Company’s common stock and contingent consideration with an estimated acquisition date fair value of approximately $15.6 million. This acquisition complemented the Company’s growth strategy aimed at providing a portfolio of regenerative technologies.

The Company has agreed to pay contingent consideration of 3.5 times revenue from acquired MIST Therapy products in excess of certain revenue targets for the years ending December 31, 2015 and 2016, payable in equal amounts of cash and the Company’s common stock. This contingent consideration is payable in two installments in March 2016 and March 2017.

The first installment consisted of $2.6 million of cash and approximately 986,000 shares of the Company’s common stock valued at approximately $2.6 million and was paid in March 2016. This payment was based on 3.5 times of the excess of 2015 MIST Therapy revenue of approximately $10.2 million over 2014 MIST Therapy revenue of approximately $8.7 million.

As of September 30, 2016, the Company has recorded a liability of approximately $2.8 million for the second installment of contingent consideration due in March 2017. For the three months ended September 30, 2016, the Company recorded an increase in the fair value of this liability of $81,000 due to accretion. For the nine months ended September 30, 2016, the Company recorded a decrease in the fair value of this liability of $8.5 million, offset by the accretion of $406,000 taking during the same period. The fair value of this liability is based on 3.5 times of the excess of projected 2016 MIST Therapy revenue over 2015 MIST Therapy revenue. This payment is payable in equal amounts of cash and the Company’s stock.

At the date of acquisition and September 30, 2016, the cash flow projection was discounted using a weighted average cost of capital of 12.5%. These fair value measurements were based on significant inputs not observed in the market and thus represented a Level 3 measurement.

Pro Forma Results

The following unaudited pro forma financial information summarizes the results of operations for the nine months ended September 30, 2015, as if the acquisition had been completed as of January 1, 2015. The pro forma results were calculated applying the Company’s accounting policies and include the effects of adjustments related to the amortization charges from the acquired intangibles and long-term debt. The unaudited pro forma information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred at the beginning of the year prior to acquisition, nor of the results that may be reported in the future. The unaudited pro forma results of operations for the nine months ended September 30, 2015 are as follows (in thousands, except per share amounts):

Nine Months Ended September 30, 2015

Revenues	$12,324

Net loss	$(27,382)

Net loss per share	$(1.17)

5.	Discontinued Operations

Asset Sale

In order to add capital and to focus on future investments on commercializing its own regenerative technologies effective June 30, 2016, the Company entered into a purchase agreement (the “Purchase Agreement”) with BSN medical, Inc. (“BSN”) whereby the Company agreed to sell to BSN (i) all of the Company’s rights, including all distribution rights, exclusivity rights, intellectual property rights and marketing rights (collectively, the “Rights”) to the sorbion product line pursuant to its distribution agreement (as amended, the “Sorbion Agreement”) with Sorbion GmbH & Co KG and (ii) the unsold inventory of sorbion products previously purchased by the Company) in existence as of the closing, which occurred upon execution and delivery of the Purchase Agreement. In consideration for the sale of the Rights and the unsold sorbion inventory to BSN by the Company, BSN agreed to pay (i) $3.5 million related to the purchase of the Rights and the termination of the Sorbion Agreement and certain other agreements between the parties and (ii) up to $900,000 related to the unsold sorbion inventory upon the Company’s completion of its obligations to deliver all remaining and qualifying unsold sorbion inventory, with such payment amount varying based upon the condition of the sorbion inventory, as specified in the Purchase Agreement.

During the nine months ended September 30, 2016, the Company recorded a gain of approximately $3.3 million (net of tax of $0) on the sale of the assets related to the Purchase Agreement, pursuant to the following (in thousands):

Proceeds from sale
Consideration for inventory	$603
Consideration for intangible assets	3,500
Total Consideration		4,103
Less: Net book value of assets sold to BSN
Inventory, net	(603)
Intangibles, net	(189)
Total net book value of assets		(792)
Gain on sale of assets		$3,311

On June 30, 2016, the Company entered into a ninety-day transition services agreement with BSN (“Transition Agreement”). Under the Transition Agreement, the Company was required to perform certain services related to the communication with distributors, wholesalers and customers in respect of transition of the business to BSN, as specified in the Transition Agreement. As compensation, BSN paid the Company $100,000 for the services completed during the three months ended September 30, 2016. This compensation was recognized over the service period and is included in other income for the three and nine months ended September 30, 2016.

Discontinued Operations

Summarized operating results of discontinued operations for the three months ended September 30, 2015 and nine months ended September 30, 2016 are presented in the following table (in thousands). There were no operating results related to the sale of this asset during the three months ended September 30, 2016.

	Three Months Ended Ended September 30,	Nine Months Ended Ended September 30,
	2015	2016	2015

Revenue, net of returns, allowances and discounts	$828	$1,709	$2,029
Cost of revenues	225	536	583
Gross profit	603	1,173	1,446
Selling, general and administrative	224	323	647
Income from discontinued operations, net of tax	$379	$850	$799

Non-cash amortization expense of $19,000 is included in selling, general and administrative expense for three months ended September 30, 2015. Non-cash amortization expense of $38,000 and $57,000 is included in selling, general and administrative expense in the nine month ended September 30, 2016 and 2015, respectively.

Summarized assets and liabilities of discontinued operations are presented in the following table (in thousands):

	September 30,	December 31,
	2016	2015
Accounts receivable, net	$28	$457
Inventory, net	-	858
Total current assets	28	1,315
Intangible assets, net	-	227
Total assets	28	1,542

Accounts payable	-	44
Accrued expenses and other current liabilities	-	59
Total current liabilities	$-	$103

6.	Note Receivable

On August 25, 2016 in connection with the definitive agreement to acquire the business of Soluble, the Company provided Soluble with a $500,000 bridge loan in the form of a subordinated promissory note. Interest on the note accrues at a rate of 6%. Pursuant to the terms of the definitive agreement, any outstanding amounts payable under the bridge loan will be deducted from the equity consideration at the time the transaction closes, or repaid in full upon a termination of the agreement. The balance of accrued interest is $3,000 as of September 30, 2016.

7.	Inventory

Inventory consists of the following (in thousands):

	September 30,	December 31,
	2016	2015

Raw materials	$162	$241
Work in process	296	228
Finished goods	2,773	1,865
Less: Inventory reserve for excess and slow moving inventory	(5)	(59)
Total	$3,226	$2,275

8.	Accrued Expenses

Accrued expenses and other current liabilities consist of the following (in thousands):

	September 30,	December 31,
	2016	2015

Salaries, benefits and incentive compensation	$2,326	$2,118
Professional fees	726	671
Royalty fees	570	52
Deferred revenue	142	92
Other	183	138
Total accrued expenses and other current liabilities	$3,947	$3,071

9.	Debt

Senior Secured Term Loan Facility

On May 29, 2015, the Company entered into a Credit Agreement and Guaranty (the “Credit Agreement”) with Perceptive Credit Opportunities Fund, L.P. (“Perceptive”). The Credit Agreement provided a senior secured term loan in a single borrowing to the Company in the principal amount of $15.5 million. The Credit Agreement (i) has a four-year term, (ii) accrues interest at an annual rate equal to the greater of (a) one-month LIBOR or 1% plus (b) 9.75%, (iii) is interest only for the first 24 months, followed by monthly amortization payments of $225,000, with the remaining unpaid balance due on the maturity date and (iv) is secured by a first priority lien on substantially all of the Company’s assets. The Company is required to pay an exit fee when the term loan is paid in full equal to the greater of 2% of the outstanding principal balance immediately prior to the final payment or $200,000, which was amended in conjunction with the extinguishment of debt described below from the greater of 1% of the outstanding principal balance immediately prior to the final payment or $100,000. The interest rate at September 30, 2016 was 10.75%.

In connection with the Credit Agreement, the Company incurred approximately $1.3 million of debt issuance costs. The debt issuance costs are being amortized over the term of the loan on a straight-line basis, which approximates the effective interest method. During the three and nine months ended September 30, 2016, the Company recorded amortization of debt issuance costs of $64,000 and $209,000, respectively, which is included in interest expense. During the three and nine months ended September 30, 2015, the Company recorded amortization of debt issuance costs of $72,000 and $98,000, respectively, which is included in interest expense.

In connection with the entry into the Credit Agreement, a five-year warrant (the “Warrant”) to purchase 750,000 shares of common stock, par value of $0.001 per share at an exercise price of $5.5138 per share (the “Exercise Price”) was issued to Perceptive. The Company granted Perceptive customary demand and piggy-back registration rights with respect to the shares of common stock issuable upon exercise of the Warrant. The warrant contains a weighted average anti-dilution feature whereby the Exercise Price is subject to reduction if the Company issues shares of common stock (or securities convertible into common stock) in the future at a price below the current Exercise Price. As a result, the warrant was determined to be a derivative liability. The warrant had an issuance date fair value of approximately $2.7 million which was recorded as a debt discount. During the three and nine months ended September 30, 2016, the Company recorded amortization of debt discount of $143,000 and $427,000, respectively, which is included in interest expense. During the three and nine months ended September 30, 2015, the Company recorded amortization of debt discount of $168,000 and $227,000, respectively, which is included in interest expense. See Note 14 – Fair Value Measurement for additional details.

As of September 30, 2016, the Company was in default of a covenant pertaining to trailing twelve-month revenue under the Credit Agreement as a result of the Company’s failure to achieve gross revenue of $22,250,000 for the twelve-month period ended September 30, 2016. Under an agreement dated November 1, 2016, the lender agreed to forbear from exercising its rights and remedies related to the default until November 30, 2016, but has reserved the rights, commencing November 30, 2016, to pursue any rights and remedies available to it, including, but not limited to, declaring all or any portion of the outstanding principal amount to be immediately due and payable, imposing a default rate of interest as specified in the Credit Agreement, or pursing the Lender’s rights and remedies as a secured party under the UCC as a secured lender. The Company has classified the entire principal balance of approximately $13.8 million as a current liability in its balance sheet as of September 30, 2016.

Extinguishments

On June 30, 2016, the Company entered into a Consent Under Credit Agreement (the “Consent Agreement”) with Perceptive pursuant to which Perceptive consented to the Purchase Agreement with BSN (see Note 5 – Discontinued Operations ), provided that the Company agreed to pay $1,800,000 of the proceeds from the Purchase Agreement to Perceptive, of which $1.7 million was applied towards the outstanding principal amount of the term loan under the Credit Agreement and $52,000 was used to pay an early prepayment fee. This payment was made on July 1, 2016. During the three and nine months ended September 30, 2016, the Company recorded a loss on early extinguishment of debt of $373,000 related to the Consent Agreement. This amount consisted of a $52,000 prepayment penalty, the write-off of $226,000 of unamortized discount, and the write-off of $95,000 of unamortized debt issuance costs.

Debt consists of the following (in thousands):

	September 30,	December 31,
	2016	2015

Long-term debt	$13,752	$15,500
Unamortized debt issuance and discount costs	(2,416)	(3,374)
Total	$11,336	$12,126

10.	Commitments and Contingencies

License Agreement

On July 15, 2011, the Company entered into a license agreement with Noble Fiber Technologies, LLC, whereby the Company has the exclusive right and license to manufacture and distribute “SilverSeal Hydrogel Wound Dressings” and “SilverSeal Hydrocolloid Wound Dressings”. The license is granted for ten years with an option to be extended for consecutive renewal periods of two years after the initial term. Royalties are to be paid equal to 9.75% of net sales of licensed products. The agreement calls for minimum royalties to be paid in 2016 in the amount of $600,000. Total royalties charged to selling, general and administrative expense for the three months ended September 30, 2016 and 2015 were $150,000 and $125,000, respectively. Total royalties charged to selling, general and administrative expense for the nine months ended September 30, 2016 and 2015 were $450,000 and $375,000, respectively. Approximately $449,000 is included in accrued expenses as of September 30, 2016 in connection with this agreement. $497,000 is included in accounts payable as of December 31, 2015 in connection with this agreement. The Company expects to incur the minimum royalty in 2016.

Agreements for Human Placental Based Products

Human Longevity, Inc.

In January 2016, Human Longevity, Inc.’s (“HLI”), a genomics-based, technology-driven company, announced the purchase of LifebankUSA and other select assets from Celgene Cellular Therapeutics (“CCT”), an affiliate of Celgene Corporation (“Celgene”). CCT assigned and HLI assumed the license and supply agreements the Company entered into with CCT for certain placental based products. In April 2016, the Company entered into a Supply Agreement with HLI, pursuant to which HLI supplies the Company with the Company’s entire requirement of Interfyl™ Human Connective Tissue Matrix (CTM). Additionally, the Company agreed to make certain future milestone payments upon the achievement of certain milestones. The Company initiated sales and marketing efforts of Interfyl™ Human Connective Tissue Matrix in September 2016 and achieved two of three milestones under the license agreement. The Company is required to pay HLI $500,000 related to the first commercial sale of Interfyl in the flowable matrix configuration and $500,000 related to the first commercial sale of Interfyl in the particulate form. Commercial sales of both configurations occurred in September 2016, and as such the recorded $1,000,000 of milestone expense during the three and nine months ended September 30, 2016. This milestone payment is payable in November 2017 and is included in other long-term liabilities as of September 30, 2016.

Operating Lease

In January 2016, the Company entered into a lease for new office space to in Eden Prairie, Minnesota through 2023. Minimum lease payments for the years ending December 31, 2016 (remaining), 2017, 2018, 2019, and 2020 are approximately $27,000, 78,000, $80,000, $82,000, and $84,000, respectively. The remaining minimum lease payments for the newly leased space as of September 30, 2016 were approximately $577,000.

Litigation, Claims and Assessments

The Company is subject to periodic lawsuits, investigations and claims that arise in the ordinary course of business. The Company is not party to any material litigation as of September 30, 2016.

11.	Stockholders’ Equity

Common Stock

On May 6, 2016, the Company held its 2016 annual meeting of stockholders. The stockholders approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock from 45,714,286 to 95,000,000 shares.

Stock-Based Compensation

During the three and nine months ended September 30, 2016, the Company recognized $1.2 million and $4.3 million of stock-based compensation expense, of which, approximately $5,000 and $134,000 is included in cost of revenues and $1.2 and $4.1 million is included in selling, general and administrative expenses in the condensed consolidated statements of operations, respectively. During the three and nine months ended September 30, 2015, the Company recognized $2.3 million and $6.6 million of stock-based compensation expense, of which, approximately $91,000 and $273,000 is included in cost of revenues and $2.2 million and $6.3 million is included in selling, general and administrative expenses in the condensed consolidated statements of operations, respectively. As of September 30, 2016, there was $4.7 million of unrecognized stock-based compensation expense which will be amortized over a weighted average period of 1.3 years.

Restricted Stock

On February 9, 2016, the Company granted 324,561 shares of restricted stock to employees with a grant date value of $474,000 which was accrued for during 2015 as part of the Company’s 2015 bonus program. The shares vest on the earlier of (a) the first anniversary of the date of grant or (b) the participant’s termination of service by the Company without cause.

On May 11, 2016, the Company granted 700,000 shares of restricted stock to employees with a grant date value of $602,000 which will be recognized proportionate to the vesting period. The shares vest pursuant to the satisfaction of certain performance conditions.

Stock Options

In applying the Black-Scholes option pricing model to stock options granted, the Company used the following assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Risk free interest rate	1.15%-1.44%	0.32%-2.07%	0.46%-2.06%	0.26%-2.11%
Expected term (years)	5.50-6.50	0.76-6.50	0.53-6.50	0.76-6.50
Expected volatility	89.95%	93.70%	89.95%	97.37%
Expected dividends	0.00%	0.00%	0.00%	0.00%

The risk-free interest rate is based on rates of treasury securities with the same expected term as the options. The Company uses the "simplified method" to calculate the expected term of employee and director stock-based options. The expected term used for consultants is the contractual life. The Company is utilizing an expected volatility figure based on a review of the Company’s historical volatility, over a period of time, equivalent to the expected life of the instrument being valued. The expected dividend yield is based upon the fact that the Company has not historically paid dividends, and does not expect to pay dividends in the near future.

A summary of the stock option activity during the nine months ended September 30, 2016 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value
Outstanding, December 31, 2015	6,230,549	$6.26	-	$-
Granted	1,639,000	1.05
Exercised	-	-
Forfeited	(530,928)	3.83
Outstanding, September 30, 2016	7,338,621	$5.28	7.3	$-

Exerciseable, September 30, 2016	4,146,376	$6.14	6.4	$-

The weighted average estimated fair value per share of the options granted during the three and nine months ended September 30, 2016 was $0.76 and $0.76, respectively. The weighted average estimated fair value per share of the options granted during the three and nine months ended September 30, 2015 was $3.78 and $4.27, respectively.

12.	Related Party

In November 2015, the Company entered into a manufacturing supply agreement with a company where a Company director is a member of the Board of Directors. During the three and nine months ended September 30, 2016, the Company incurred costs of approximately $100,000 and $358,000, respectively, from this vendor. Approximately $30,000 and $5,000 in included in accounts payable related to this related party as of September 30, 2016 and December 31, 2015, respectively.

13.	Concentration of Risk

Revenue for the nine months ended September 30, 2016 and 2015 from the Company’s largest customer, a contract manufacturing customer, was as follows:

	% of Total Revenue		Accounts Receivable
Customer	2016	2015	September 30, 2016

A	9%	11%	3%

14.	Fair Value Measurement

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date. It focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1: Observable prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

On September 30, 2016, the Company recomputed the fair value of its warrant liability of outstanding warrants to purchase an aggregate of 816,287 shares of common stock as $64,000 using the Binomial option pricing model (Level 3 inputs) using the following assumptions: expected volatility of 66.95%-69.55%, risk-free rate of 0.59%-1.01%, expected term of 1.11-3.66 years, and expected dividends of 0.00%. The Company recorded a gain on the change in fair value of these warrant liabilities of $135,000 and $797,000 during the three and nine months ended September 30, 2016, respectively. The Company recorded a gain on the change in fair value of these warrant liabilities of $1.5 million and $1.4 million during the three and nine months ended September 30, 2015, respectively. See Note 4 – Acquisitions for details on the contingent consideration.

The following table sets forth a summary of the changes in the fair value of Level 3 warrant liabilities that are measured at fair value on a recurring basis (in thousands):

	Nine Months Ended September 30,
	2016	2015
Warrant Liabilities
Beginning balance	$861	$304
Change in fair value of warrant liability	(797)	(1,388)
Value of warrants issued	-	2,683
Value of warrants exercised	-	(31)
Ending balance	$64	$1,568

	Nine Months Ended September 30,
	2016	2015
Contingent Consideration
Beginning balance	$17,028	$2,932
Initial fair value of contingent consideration	-	15,570
Payments of contingent consideration	(5,147)	-
Change in fair value of contingent consideration	(8,634)	957
Ending balance	$3,247	$19,459

Assets and liabilities measured at fair value on a recurring or nonrecurring basis are as follows (in thousands):

	September 30, 2016
	Level 1	Level 2	Level 3
Liabilities:
Warrant liabilities	$-	$-	$64
Contingent consideration	-	-	3,247
Total liabilities	$-	$-	$3,311

	December 31, 2015
	Level 1	Level 2	Level 3
Liabilities:
Warrant liabilities	$-	$-	$861
Contingent consideration	-	-	17,028
Total liabilities	$-	$-	$17,889

Warrants that contain exercise reset provisions and contingent consideration liabilities are Level 3 derivative liabilities measured at fair value on a recurring basis using pricing models for which at least one significant assumption is unobservable as defined in ASC 820. The fair value of contingent consideration liabilities that are classified as Level 3 were estimated using a discounted cash flow technique with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC 820. The significant inputs in the Level 3 measurement not supported by market activity include the probability assessments of expected future cash flows related to the acquisitions, appropriately discounted considering the uncertainties associated with the obligation, and as calculated in accordance with the terms of the acquisition agreements. The development and determination of the unobservable inputs for Level 3 fair value measurements and the fair value calculations are the responsibility of the Company’s Chief Financial Officer and are approved by the Chief Executive Officer.

15.	Income Taxes

The difference between the statutory income tax rate and the effective income tax rate is that the Company anticipates having a tax loss for the full fiscal 2016 year. During the nine months ended September 30, 2015, the Company recorded an income tax benefit of approximately $1.3 million. The income tax benefit is related to the release of valuation allowances of approximately $1.4 million resulting from the acquisition of Celleration in May 2015.

16.	Subsequent Events

On October 5, 2016, the Company entered into a Contribution Agreement and Plan of Merger (the “Contribution and Merger Agreement”) with Alliqua Holdings, Inc., a wholly owned subsidiary of the Company (“New Alliqua”), Chesapeake Merger Corp., a wholly owned subsidiary of New Alliqua (“Merger Sub”), and Soluble Systems, LLC (“Soluble”), pursuant to which, among other things, the Company will reorganize into a new holding company by merging Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of New Alliqua. In addition, following the effective time of the merger, Soluble will contribute substantially all of its assets to New Alliqua, and New Alliqua will assume or payoff certain liabilities of Soluble, in exchange for certain consideration.

The closing of the transactions are conditioned upon, among other things, the Company securing debt or equity financing, or combination, thereof, that results in gross proceeds of at least $45 million, inclusive of any current indebtedness of Soluble or the Company that is either assumed, restructured or refinanced by the combined company. The Company currently expects to restructure the existing senior debt obligations for both the Company and Soluble totaling approximately $26.2 million. The balance of the proceeds would be used for costs related to the acquisition, as well as to meet the Company’s working capital requirements. In conjunction with this agreement, the Company also amended and restated the subordinated promissory note described in Note 6 – Note Receivable to Soluble. The amendment increased the principal amount of the bridge loan to Soluble from $500,000 to $1,000,000. The Company advanced Soluble the additional $500,000 in cash on October 5, 2016.

ANNEX A

CONTRIBUTION AGREEMENT AND PLAN OF MERGER

among

ALLIQUA BIOMEDICAL, INC.,

ALLIQUA HOLDINGS, INC.,

CHESAPEAKE MERGER CORP.,

and

SOLUBLE SYSTEMS, LLC

Dated as of October 5, 2016

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 i

Section 12.10	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	95
Section 12.11	Specific Performance	96
Section 12.12	Counterparts	96

Exhibit A – Lock-Up Agreement

Exhibit B – Non-Competition Agreement

Exhibit C – Voting Agreement

Exhibit D – Form of Warrant

Exhibit E – Bill of Sale

Exhibit F – Assignment and Assumption Agreement

CONTRIBUTION AGREEMENT AND PLAN OF MERGER

This CONTRIBUTION AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 5, 2016, by and among Alliqua BioMedical, Inc., a Delaware corporation (“Alliqua”), Alliqua Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Alliqua (“Parent”), Chesapeake Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) (and together with Alliqua and Parent, the “Alliqua Entities”) and Soluble Systems, LLC, a Virginia limited liability company (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of Alliqua, the Company, Merger Sub and Parent have determined that it is in the best interests of their respective companies and their stockholders or members to consummate the strategic business combination transactions provided for in this Agreement, pursuant to which (i) the Company shall contribute to Parent substantially all of the assets and property of the Company (the “Company Contribution”) and (ii) Merger Sub shall merge with and into Alliqua, with Alliqua surviving as a direct wholly owned subsidiary of Parent (the “Alliqua Merger” and together with the Company Contribution, the “Transactions”), in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend that, following the consummation of the Transactions, the holders of shares of Alliqua Common Stock (as defined herein) immediately prior to the Transaction, the investors in the Financing (as defined herein) and the Company will together own all of the outstanding shares of Parent Common Stock (as defined herein) and Parent will, in turn, own all of the outstanding shares of common stock, par value $0.001 per share, of the surviving corporation in the Alliqua Merger (the “Surviving Alliqua Common Stock”);

WHEREAS, the board of directors of Alliqua (the “Alliqua Board”) has adopted resolutions approving the Alliqua Merger, the execution of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions in accordance with General Corporation Law of the State of Delaware (as amended, the “DGCL”) on the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”; together with the Alliqua Board, the “Boards”, each individually, a “Board”) and the managers of the Company have approved the Company Contribution, this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, on the terms and conditions set forth herein;

WHEREAS, the respective boards of directors of Merger Sub and Parent have unanimously approved this Agreement and deem it advisable and in the best interests of their respective companies and their stockholders to consummate the transactions contemplated hereby on the terms and conditions set forth herein;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Contribution, the Alliqua Merger and, to the extent applicable, the Financing, taken together, shall qualify as an “exchange” governed by the provisions of Section 351 of the Code and it is

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further intended that the Alliqua Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined herein); and

WHEREAS, each of Alliqua, Parent, Merger Sub, and the Company desires to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe various conditions to the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I. Definitions

Section 1.01        Definitions.

(a)                The following terms, as used herein, have the following meanings:

“Acquired Contracts” means all contracts and agreements of the Company, including all Leases and Material Contracts, but excluding the Excluded Contracts.

“Acquisition Transaction” shall mean any transaction or series of transactions (other than the Company Contribution and the transactions expressly contemplated in this Agreement) involving: (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) the Company is a constituent corporation or is otherwise involved, (ii) a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of the Company, or (iii) the Company issues securities representing more than 5% of the outstanding securities of any class of securities of the Company; (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 5% or more of the net revenues, net income or assets of the Company; or (c) any liquidation or dissolution of the Company.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

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“Alliqua Common Stock” means the common stock, par value $0.001 per share, of Alliqua.

“Alliqua Stock Plans” means collectively, Alliqua’s 2011 Long-Term Incentive Plan and 2014 Long-Term Incentive Plan, each as amended.

“Alliqua Stock Value” means $0.89, which is the numerical average of the volume weighted average prices on Nasdaq (as reported by Bloomberg, L.P.) for one share of Alliqua Common Stock for the forty five (45) consecutive trading days immediately preceding the second trading day prior to the date of this Agreement.

“Alliqua Transaction Expenses” means $150,000 in fees and expenses incurred by Alliqua and any Affiliates at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the Transactions and the other transactions contemplated hereby and thereby.

“Ancillary Documents” means the Escrow Agreement, the Supply Agreement, the Lock-Up Agreement, the Confidentiality Agreement, the Warrants, the Bridge Loan Note, the Non-Competition Agreements, the Voting Agreement, the Bill of Sale and the Assignment and Assumption Agreement.

“Base Consideration” means the amount equal to: (i) $35,000,000, minus (ii) the SWK Obligation Amount (Company Portion), minus (iii) the Subordinated Debt Payment Amount, minus (iv) the SWAI Payment Amount (Company Portion), minus (v) the Unpaid Bridge Loan Amount, (vi) minus the Unpaid Extension Loan Amount.

“Benefit Plan” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other compensation, employment, consulting, bonus, incentive compensation, deferred compensation, profit sharing, stock option, equity appreciation right, equity bonus, equity purchase, employee equity ownership, savings, severance, change in control pay, retention, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, paid time off, holiday, sick leave, fringe benefit or welfare plan, and any other material employee compensation or benefit plan, agreement, policy, practice, program, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten), and any trust, escrow or other agreement related thereto, which currently is sponsored, established, maintained or contributed to or required to be contributed by the Company or for which the Company has any material liability, contingent or otherwise.

“Bridge Loan” means the loan made by Alliqua to the Company with a principal amount equal to $1,000,000 in cash pursuant to the terms and conditions set forth in the Bridge Loan Note.

“Bridge Loan Note” means that certain Amended and Restated Subordinated Promissory Note of even date herewith, evidencing the Bridge Loan.

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“Business” means the business operations of the Company as conducted as of the date of this Agreement.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York City, New York are authorized or required by Law to be closed for business.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Closing Transaction Expenses Certificate” means a certificate executed by the Chief Financial Officer of the Company, certifying the amount of Transaction Expenses remaining unpaid as of the open of business on the Closing Date (including an itemized list of each such unpaid Transaction Expense with a description of the nature of such expense and the Person to whom such expense is owed).

“Closing Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the open of business on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Closing Consideration” means the Base Consideration, plus (i) the Estimated Closing Adjustment, minus (ii) the Escrow Amount, minus (iii) the Alliqua Transaction Expenses, minus (iv) the aggregate Transaction Expenses set forth on the Closing Transaction Expense Certificate.

“Company Closing Shares” means the number of shares of Parent Common Stock equal to (i) the Company Closing Consideration, divided by (ii) the Alliqua Stock Value, rounded down to the nearest whole share.

“Company Intellectual Property” means all Intellectual Property that is owned by the Company or used in or necessary for the conduct of the Company’s current business or operations.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound, excluding Contracts for commercially available “off the shelf” software or technology products.

“Company IP Registrations” means all Intellectual Property owned by the Company that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including

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registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company Manufacturer” means a third party that Manufactures any Company Product.

“Company Membership Interests” means all outstanding membership interests of the Company, including all Common Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units.

“Company Products” means TheraGuaze and TheraSkin.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, indenture, bond, arrangement, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“Contribution Consideration” shall consist of the Warrant Consideration and the Equity Consideration.

“Current Assets” means cash and cash equivalents, accounts receivable, inventory and prepaid expenses, but excluding (a) the portion of any prepaid expense of which Parent will not receive the benefit following the Closing, (b) deferred Tax assets, (c) receivables from any of the Company’s Affiliates, directors, employees, officers, managers or Members and any of their respective Affiliates, (d) Federal Grant Funds and (e) any Excluded Assets, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end; provided, however, that for purposes of calculating Current Assets, commissions from SWAI shall be accrued as an account receivable based upon sales by the Company through the Closing Date. By way of example only, if Closing occurs on the 14th day of a month, the commission that will be payable from SWAI to the Company based upon sales through such 14th day of the month shall be deemed a Current Asset of the Company as of the Closing Date for purposes of this Agreement.

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, but excluding (a) payables to any of the Company’s Affiliates, directors, employees, officers, managers or Members and any of their respective Affiliates (except current payroll and commission related obligations to the extent included in the Contributed/Assumed Liabilities), (b) deferred Tax Liabilities, (c) Transaction Expenses, (d) the current portion of any Indebtedness of the Company, (e) any items deducted in the calculation of Base Consideration, (f) any Excluded Liabilities, (g) the SWAI Payment Amount (Alliqua Portion), (h) the Liability to transfer the Federal Grant Funds to Eastern Virginia Medical School (“EVMS”), (i) any Liabilities not incurred in the ordinary course of business or consistent with past practice that have been excluded from Contributed/Assumed Liabilities pursuant to Section 2.03(f) and (j) the SWK Obligation Amount (Alliqua Portion),

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determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Disclosure Schedules” means the Disclosure Schedules delivered by the Company and the Alliqua Entities concurrently with the execution and delivery of this Agreement.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), unincorporated organization, firm or other enterprise, association, organization or entity.

“Environmental Attributes” means any emissions and renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of the Company or the business as of: (i) the date of this Agreement; and (ii) future years for which allocations have been established and are in effect as of the date of this Agreement.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law (including legally binding guidance from a Governmental Authority), and any Governmental Order or binding agreement with any Governmental Authority or third party: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, the environment or environmentally sensitive areas (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the

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presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, investigation, monitoring or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Consideration” means a number of newly issued shares of Parent Common Stock equal to (i) the Base Consideration, divided by (ii) the Alliqua Stock Value, rounded down to the nearest whole share.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be treated, on the Closing Date or at any time within the six years prior to the Closing Date, as a “single employer” within the meaning of Section 414 of the Code.

“Escrow Agent” means an escrow agent mutually acceptable to the parties.

“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, the Company and the Escrow Agent at the Closing, in a form reasonably acceptable to both Parent and the Company.

“Escrow Amount” means $3,500,000.

“Escrow Parent Shares” means the number of shares of Parent Common Stock equal to the quotient of (i) the Escrow Amount divided by (ii) the Alliqua Stock Value, rounded down to the nearest whole share, to be held in trust with the Escrow Agent pursuant

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to the Escrow Agreement, until such shares are released in accordance with the terms thereunder.

“Estimated Closing Adjustment” means an amount (which may be either a positive or negative number) equal to the Estimated Closing Working Capital minus the Target Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including all rules and regulations promulgated thereunder.

“Excluded Contracts” means all business associate agreements and business associate addendums entered into by, or on behalf of, the Company.

“Fair Market Value” means, with respect to a Parent Share, the numerical average of the volume weighted average sales price for one Parent Share on the national securities exchange (if any) on which such capital stock is then listed (as reported by Bloomberg, L.P.) during the forty five (45) consecutive trading days immediately preceding the trading day prior to the determination date; provided, however, that if such Parent Shares are not traded on any national securities exchange, Fair Market Value shall mean the numerical average of the reported bid and asked prices in any over-the-counter quotation system selected by Parent during the forty five (45) consecutive trading days immediately preceding the trading day prior to the determination date, or if trading of such Parent Shares is not reported in any over-the-counter quotation system, Fair Market Value shall be determined by the board of directors of Parent in good faith.

“Federal Grant Funds” means the cash received by the Company pursuant to Federal Grant W81XWH-11-2-0233-P00001 pursuant to that certain Research Subaward Agreement awarded by U.S. Army Medical Researach ACQ Activity, less any amount transferred to EVMS prior to the Closing.

“FDA” means the U.S. Food and Drug Administration and the offices thereof.

“FDA Laws” means all Laws related to the Manufacture or Promotion of any Company Product or the conduct of any Person that Manufactures or Promotes any Company Product, including, without limitation: (a) the federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq. and all Laws of the FDA; (b) the Federal Trade Commission Act, 15 U.S.C. § 41 et seq. and all Laws of the U.S. Federal Trade Commission; (c) the standards of the American Association of Tissue Banks; (d) the National Organ Transplant Act, 42 U.S.C. §273 et seq.; (e) Laws of any Governmental Authority related to human tissue or tissue bank licenses, registrations, and certifications; and (f) the Clinical Laboratory Improvement Amendments of 1988 and 42 C.F.R. Part 493; and (g) applicable Laws regarding research, human subjects’ research, and clinical trials, including but not limited to 21 C.F.R. § 312 et seq. (Responsibilities of Sponsors and Investigators), 21 C.F.R. Part 50 (Protection of Human Subjects), and such Good Clinical Practice requirements as may be published by the U.S. Food and Drug Administration from time to time.

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“FIRPTA Statement” means certificate described in Treasury Regulations Section 1.1445-2(b)(2) stating that the Company is not a foreign person.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Authorization” means any:  (a) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law; or (b) right under any Contract with any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means any material, substance, chemical, waste, product, derivative, compound or mixture regulated because of its effect, potential effect or alleged effect on human health or the environment, including (a) any material, substance, chemical, waste, product, derivative, compound, or mixture (whether solid, liquid, or gas), in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Law; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Health Care Legal Requirement” means any Law relating to health care regulatory matters, including, without limitation (a) 42 U.S.C. §§ 1320a-7b, and all regulations promulgated thereunder, which are commonly referred to as the “Anti-Kickback Law,” (b) 42 U.S.C. § 1395nn and all regulations promulgated thereunder, which are commonly referred to as the “Stark Law,” (c) 31 U.S.C. §§ 3729 et seq., which is commonly referred to as the “Federal False Claims Act,” (d) Healthcare Information Laws, (e) the Occupational Safety and Health Act and all regulations promulgated under such legislation, (f) applicable laws of the United States Drug Enforcement Administration and all regulations promulgated thereunder, (g) applicable state anti-kickback, fee-splitting and patient brokering laws, (h) state laws governing the licensure and operation of clinical laboratories; (i) applicable Laws governing the Medicare and Medicaid programs, (j) applicable Laws governing payment and reimbursement for healthcare items or services, and (k) other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing or payment for such items or services.

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“Health Care Professional” means any Person (e.g., hospital or hospital purchase manager, physician, medical practice group or medical practice group manager, group purchasing organization or third-party payor) that purchases, leases, recommends, uses, prescribes or arranges for the purchase or lease of Company Products or related services or similar products or services.

“Healthcare Information Laws” means (a) HIPAA, (b) the Health Information Technology for Economic and Clinical Health Act of 2009, Pub. L. No. 111-5, as amended, and any rules or regulations promulgated thereunder, (c) any other federal privacy, confidentiality, or security laws and regulations related to health information, including but not limited to 42 C.F.R. Part 2, and (d) any state information privacy and security laws and regulations.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, Public Law 104-191, and its implementing regulations at 45 C.F.R. Parts 160-164.

“Indebtedness” means, without duplication and with respect to the Company, other than the Bridge Loan or the Extension Loans (if any), all: (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Working Capital); (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights

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therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

“Knowledge” means, when used with respect to the Company, the actual knowledge of Guy Levy, Allan Staley, Linwood Staub, Thomas Zeni or Kerry McCarter, after making due and appropriate inquiry of the applicable department head with respect to such subject matter.

“Law” means any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, standard, guideline, guidance document, order, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including, without limitation, any Health Care Legal Requirement, FDA Laws, or related or similar statutes pertaining to any Governmental Programs or the regulations or requirements promulgated pursuant to any of such statutes.

“Leases” means the Lease Rental Agreement with The Arc of the Virginia Peninsula, Inc., dated November 25, 2008 and the Commercial Lease Agreement with Boulevard Limited Partnership, dated December 10, 2010.

“Licenses” means all permits, registrations, licenses, franchises, certifications and other approvals required from foreign, federal, state or local authorities in order to conduct the Business.

“Liens” means any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind.

“Lock-Up Agreement” means the Lock-Up Agreement, substantially in the form attached hereto Exhibit A.

“Losses” means losses, damages, Liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive, incidental, consequential, special or indirect damages, except to the extent actually awarded to a Governmental Authority or other third party.

“Manager” means the manager of the Company.

“Manufacture(s)” means any or all steps in the recovery, processing, storage, labeling, packaging, or transportation of any Company Product.

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“Material Adverse Effect” means, with respect to any Person, any event, occurrence, fact, condition, circumstance or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to the business, results of operations, condition (financial or otherwise) or assets of any party to this Agreement, but shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the entity operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement, except pursuant to Section 5.03 and Section 7.10; (vi) any changes in applicable Laws or accounting rules, including GAAP; (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; (viii) any natural or man-made disaster or acts of God; or (ix) any failure by the business of such Person to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) and/or (vi) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change (a) has a disproportionate effect on the entity compared to other participants in the industries in which the entity conducts its businesses; or (b) affects the ability of the entity to consummate the transactions contemplated hereby on a timely basis.

“Member” means a member of the Company.

“Nasdaq” means the NASDAQ Capital Market.

“Non-Competition Agreement” means the Non-Competition Agreement in the form attached hereto as Exhibit B.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Shares” means shares of Parent Common Stock.

“Perceptive” means Perceptive Credit Holdings, L.P., as assignee of Perceptive Credit Opportunities Fund, LP, the original lender under the Perceptive Credit Agreement.

“Perceptive Credit Agreement” means that certain Credit Agreement and Guaranty, dated as of May 29, 2015, by and among Alliqua, certain subsidiaries of Alliqua, as guarantors, and Perceptive, as further amended, supplemented, modified or restated from time to time.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

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“Permitted Liens” means (a) Permitted Encumbrances and (b) other Liens set forth on Schedule 2.01 hereto.

“Person” shall mean any individual, Entity or Governmental Authority.

“Post-Closing Adjustment” means an amount (which may be either a positive or negative number) equal to the Closing Working Capital minus the Estimated Closing Working Capital.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and with respect to a taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning on the first day of such period and ending on the Closing Date.

“Promotion” means those activities undertaken by any Person for or on behalf of Company to implement marketing or other plans or strategies aimed at encouraging the use or purchase of any Company Product, including, without limitation, face-to-face sales calls or the development or distribution, by any means and in any form, of any material or information regarding or describing any Company Product.

“Proxy Statement/Prospectus” means the proxy statement/prospectus to be included in the Registration Statement related to the Alliqua Stockholders Meeting.

“Real Property” means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.

“Recall” means any recall, inventory retrieval, market withdrawal, or similar removal from distribution, or any field correction or post-sale correction of any Company Product.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, migration or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Registrable Securities” means the Parent Common Stock, the Warrants and the Parent Common Stock underlying the Warrants comprising the Contribution Consideration issuable to the Company.

“Registration Statement” means the registration statement on Form S-4 or any amendment or supplement thereto filed with the SEC pursuant to which shares of Parent Common Stock issuable in the Alliqua Merger will be registered with the SEC, including the Proxy Statement/Prospectus.

“Representatives” shall mean Affiliates, officers, directors, employees, agents, attorneys, accountants, investment bankers, consultants, advisors and other representatives.

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“Requisite Alliqua Vote” means the affirmative vote or consent of Alliqua stockholders representing the number of shares of Alliqua Common Stock required to approve (i) the issuance of Parent Shares pursuant to the terms of this Agreement under applicable Nasdaq rules and (ii) an amendment to Alliqua’s certificate of incorporation to increase the number of authorized shares of Alliqua Common Stock in an amount determined by Alliqua.

“Restricted Nations” means the Balkans, Belarus, Burma (Myanmar), Cote d’Ivoire (Ivory Coast), Cuba, Democratic Republic of the Congo, Iran, Iraq, Lebanon, Libya, North Korea, Somalia, Sudan, Syria, Ukraine, Venezuela, Yemen or Zimbabwe.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including all rules and regulations promulgated thereunder.

“Stockholder” means a holder of Alliqua Common Stock.

“Subordinated Debt Payment Amount” means $5,134,666.48, plus all unpaid interest accrued from and after August 1, 2016.

“Subordinated Noteholders” means holders of the Company’s outstanding Subordinated Convertible Promissory Notes.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any manager, management board, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supply Agreement” means that certain Distribution and Supply Agreement, dated as of September 15, 2016, by and between Alliqua and SWAI.

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“SWAI” means Skin and Wound Allograft Institute, LLC, a Virginia limited liability company.

“SWAI Payment Amount (Alliqua Portion)” means $720,000, which is the amount equal to sixty percent (60%) of the aggregate value of the consideration payable to SWAI at Closing pursuant to the Supply Agreement.

“SWAI Payment Amount (Company Portion)” means $480,000, which is the amount equal to forty percent (40%) of the aggregate value of the consideration payable to SWAI at Closing pursuant to the Supply Agreement.

“SWK” means SWK Funding LLC, a Delaware limited liability company.

“SWK Credit Agreement” means that certain Credit Agreement, dated as of June 1, 2015, by and between the Company and SWK, as amended by the First Amendment to the Credit Agreement, dated as of May 31, 2016, as further amended, supplemented, modified or restated from time to time.

“SWK Obligation Amount (Alliqua Portion)” means the amount equal to forty percent (40%) of any additional cash or equity payments made to SWK in excess of the $12,397,500 principal balance in connection with the payoff, in full, thereof by Parent at the Closing.

“SWK Obligation Amount (Company Portion)” means the amount equal to: (i) $12,397,500, which represents the outstanding principal balance of the Company’s debt obligations under the SWK Credit Agreement, plus (ii) the amount equal to sixty percent (60%) of any additional cash or equity payments made to SWK in excess of the $12,397,500 principal balance in connection with the payoff thereof by Parent at the Closing.

“Target Working Capital” means $175,000.

“Tax” or “Taxes” shall mean (i) all taxes, unclaimed property and escheat obligations, charges, fees, duties, or levies, imposed by any federal, state, local or foreign Governmental Authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto and (ii) any liability for the payment of any amount of the type described in clause (i) above as a result of (A) being a “transferee” (within the meaning of Section 6901 of the Code or any other applicable law) or successor of another Person, (B) being a member of an affiliated, combined, or consolidated group, or (C) a contractual arrangement or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

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“Transaction Expenses” means all fees and expenses incurred by the Company and any Affiliate at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the Transactions and the other transactions contemplated hereby and thereby.

“Transfer Agent” means Action Stock Transfer Corporation, the transfer agent and registrar for Alliqua Common Stock and Parent Common Stock.

“Unpaid Bridge Loan Amount” means, with respect to the Bridge Loan, as of and through the Closing Date, the aggregate amount outstanding and payable under the Bridge Loan Note, including all unpaid principal, all accrued and unpaid interest thereon and all other amounts payable under the Bridge Loan Note.

“Unpaid Extension Loan Amount” means, with respect to the Extension Loans, as of and through the Closing Date, the aggregate amount outstanding and payable under the notes evidencing the Extension Loans, including all unpaid principal, all accrued and unpaid interest thereon and all other amounts payable thereunder.

“Voting Agreement” means the Voting Agreement, substantially in the form attached hereto Exhibit C.

(b)               Each of the following terms is defined in the Section set forth opposite such term:

Defined Term	Section

Acquisition Proposal	Section 7.03(b)

Agreement	Preamble

Alliqua	Preamble

Alliqua Board	Recitals

Alliqua Certificate of Merger	Section 3.02

Alliqua Entities	Preamble

Alliqua Merger	Recitals

Alliqua Merger Consideration	Section 3.06(b)

Alliqua Preferred Stock	Section 6.03(b)
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Alliqua Restricted Share	Section 3.08(b)

Alliqua RSU	Section 3.08(c)

Alliqua SEC Documents	Section 6.06

Alliqua Stock Option	Section 3.08(a)

Alliqua Stockholders Meeting	Section 7.04(d)

Alliqua Surviving Corporation	Section 3.01

Alliqua Warrant	Section 3.08(d)

Audited Financial Statements	Section 5.06

Balance Sheet	Section 5.06

Balance Sheet Date	Section 5.06

Basket	Section 10.04(a)

Bridge Loan	Section 1.01

Bridge Loan Note	Section 1.01

Closing	Section 4.01

Closing Date	Section 4.01

Closing Working Capital Statement	Section 2.08(b)

Company	Preamble

Company Board	Recitals

Company Board Recommendation	Section 5.02(c)

Company Charter Documents	Section 5.03

Company Contribution	Recitals

Company Indemnitees	Section 10.03

Company Information	Section 7.12(a)

Company Min Cash Amount	Section 2.01(a)
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Confidentiality Agreement	Section 7.02(b)

Contributed/Assumed Liabilities	Section 2.03

Contributed Assets	Section 2.01

Disputed Amounts	Section 2.08(c)(iii)

Distribution Registration Statement	Section 7.05(a)

Direct Claim	Section 10.05(c)

EARs	Section 5.04(b)

Effective Time	Section 3.02

Escrow Account	Section 2.07

Estimated Closing Adjustment	Section 1.01

Estimated Closing Working Capital	Section 2.08(a)

Estimated Closing Working Capital Statement	Section 2.08(a)

Excluded Assets	Section 2.02

Excluded Liabilities	Section 2.04

Extension Loan	Section 11.01(d)(iii)

Extension Loans	Section 11.01(d)(iii)

FDA	Section 5.26(d)

Financial Statements	Section 5.06

Financing	Section 7.12(a)

Financing Parties	Section 7.12(a)

Government Contracts	Section 5.09(a)(x)

Governmental Programs	Section 5.18(d)

Healthcare Programs	Section 5.27(d)

Indemnified Party	Section 10.04
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Indemnifying Party	Section 10.04

Independent Accountant	Section 2.08(c)(iii)

Insurance Policies	Section 5.16

Liabilities	Section 5.07

Lock-Up Period	Section 2.06(b)

Manager Recommendation	Section 5.02(b)

Material Contracts	Section 5.09(a)

Material Customers	Section 5.15(a)

Material Suppliers	Section 5.15(b)

Medicare and Medicaid Programs	Section 5.18(d)

Merger Sub	Preamble

Outside Date	Section 11.01(d)(iii)

Parent	Preamble

Parent Indemnitees	Section 10.02

Payment Programs	Section 5.18(e)

Permitted Encumbrances	Section 5.10(a)

Private Programs	Section 5.18(d)

Qualified Benefit Plan	Section 5.20(b)

Resolution Period	Section 2.08(c)(ii)

Retained Cash Amount	Section 2.02(b)

Review Period	Section 2.08(c)(i)

Shares	Section 3.06(a)

Statement of Objections	Section 2.08(c)(ii)

Supply Agreement	Section 1.01
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Surviving Alliqua Common Stock	Recitals

Suspension Notice	Section 7.05(g)

SWAI	Section 1.01

Third Party Claim	Section 10.05(a)

Unaudited Financial Statements	Section 5.06

Undisputed Amounts	Section 2.08(c)(iii)

Union	Section 5.21(b)

U.S. Securities Laws	Section 6.06

VLLCA	Section 5.02(c)

WARN Act	Section 5.21(d)

Warrants	Section 2.06(a)

Warrant Consideration	Section 2.06(a)

Article II. Contribution Of Assets

Section 2.01        Company Contribution; Contributed Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall contribute, convey, transfer, assign and deliver to Parent and Parent shall accept from the Company, all of the Company’s right, title and interest in and to the properties and assets, personal and mixed, tangible and intangible, that are owned or leased by the Company other than the Excluded Assets (defined below), free and clear of all Liens other than Permitted Liens (collectively, the “Contributed Assets”). The Contributed Assets shall include, without limitation, the following:

(a)                any cash in excess of the Retained Cash Amount (the “Company Min Cash Amount”);

(b)               all personal property, machinery, equipment, computer programs, computer software, technology, tools, furniture, furnishings, leasehold improvements, office equipment, inventories, supplies, spare parts, and other tangible and intangible personal property related to or used or held for use in the Business;

(c)                all accounts or notes receivable held by the Company, and any security, claim, remedy or other right related to any of the foregoing;

(d)               all Licenses used or held for use by the Company in the Business;

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(e)                all Permits maintained by the Company in connection with the Business;

(f)                all rights of the Company under all Acquired Contracts;

(g)               all client or customer lists of the Company used in the Business;

(h)               all lists of the Company’s employees and other agents servicing clients or customers of the Business;

(i)                 all Intellectual Property owned by the Company, whether or not registered, and any applications or registrations therefor, and any goodwill or common law rights associated therewith;

(j)                 all Environmental Attributes;

(k)               all rights in internet websites and internet domain names presently used or held for use in connection with the Business;

(l)                 copies of all books and records exclusively relating to the Business or the Contributed Assets, including without limitation, computer programs and files relating thereto;

(m)             all rights to any Actions of any nature available to or being pursued by the Company to the extent related to the Business, the Contributed Assets or the Contributed/Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(n)               any prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of Taxes); and

(o)               all the goodwill associated with the Business.

Section 2.02           Excluded Assets.

The following assets of the Company (collectively, the “Excluded Assets”), shall be retained by the Company:

(a)                all rights under this Agreement and the Ancillary Documents;

(b)               $150,000 in cash (the “Retained Cash Amount”);

(c)                all corporate seals, organization documents, all minute books, shareholder or member lists and similar company records, including Company Tax Returns, all employee-related or employee benefit-related files or records (other than personnel files of employees of the Company hired by Parent at Closing and any other books and records which the Company is prohibited from disclosing or transferring to Parent under applicable law and is required by applicable law to retain);

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(d)               personal items such as photographs, artwork, posters, plaques, books, and personal stationery;

(e)                all amounts deposited in and the assets of all Benefit Plans and all rights in connection with any trusts, insurance arrangements, or other assets or funding vehicles held or set aside to pay any liabilities under any Benefit Plan;

(f)                all claims for refunds or refunds of Taxes and other charges imposed by any Governmental Entities on the Company that relate solely to a Pre-Closing Tax Period; and

(g)               all insurance policies or rights to proceeds thereof relating to the assets, properties, business or operations of the Company.

Section 2.03        Contributed/Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, the Company shall contribute and Parent shall assume, and Parent hereby agrees to perform and discharge when due, only the following Liabilities of the Company (collectively, the “Contributed/Assumed Liabilities”), and no other Liabilities:

(a)                all Liabilities arising under or relating to the Acquired Contracts, but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Company on or prior to the Closing;

(b)               all Liabilities and obligations for Taxes relating to the Business, the Contributed Assets or the Contributed/Assumed Liabilities for any taxable period ending after the Closing Date;

(c)                to the extent not paid by Parent at the Closing, the SWK Obligation Amount (Company Portion) and the SWK Obligation Amount (Alliqua Portion);

(d)               any Liabilities listed on Schedule 2.03;

(e)                current payroll and commission related obligations to employees and independent contractors of the Company that remain unpaid and are not delinquent as of the Closing Date;

(f)                all Liabilities included in Current Liabilities, provided that such Liabilities were incurred in the ordinary course of business and consistent with past practice; and

(g)               all trade accounts payable of the Company to third parties in connection with the Business that remain unpaid and are not delinquent as of the Closing Date and that either are reflected on the Balance Sheet Date or arose in the ordinary course of business consistent with past practice since the Balance Sheet Date;

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provided, however, that, other than as specifically set forth above in this Section 2.03, the Contributed/Assumed Liabilities shall not include any Liabilities relating to the condition of the Contributed Assets that existed on or prior to the Closing Date (including the post-Closing Date migration of such conditions) or relating to any acts, errors or omissions relating to or arising out of the Business or the Contributed Assets, which occurred on or before the Closing Date.

Section 2.04           Excluded Liabilities. Parent shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of the Company or any of its Affiliates of any kind or nature whatsoever other than the Contributed/Assumed Liabilities (the “Excluded Liabilities”). The Company shall, and shall cause each of its Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following:

(a)                all Liabilities in respect of any services performed by the Company before the Closing Date (except as provided in Section 2.03);

(b)               all Liabilities arising out of or relating to any product liability, breach of warranty or similar claim for injury or loss to Person or property resulting from the use or misuse of any Company Product prior to the Closing Date;

(c)                all Liabilities arising out of, relating to or with respect to (i) the employment or performance of services (except as provided in Section 2.03), or the termination of employment or services by the Company or any of its Affiliates of any individual relating to their employment or service with the Company or any of its Affiliates, (ii) workers’ compensation claims against the Company, irrespective of whether such claims are made prior to or after the Closing, (iii) any portion of any employee bonus or similar payments due and owing or paid in conjunction with the Transactions, or (iv) any Benefit Plan;

(d)               all Liabilities arising out of, under or in connection with contracts or agreements that are not Acquired Contracts and, with respect to Acquired Contracts, all Liabilities (i) arising prior to the Closing Date or (ii) in respect of any breach by or default of the Company under such Acquired Contracts prior to the Closing Date;

(e)                any Liabilities relating to or arising out of the Excluded Assets;

(f)                all Liabilities arising out of, under or in connection with any Indebtedness of the Business (except as provided in Section 2.03);

(g)               all Liabilities for (i) Taxes of the Company, (ii) Taxes that relate to the Contributed Assets or the Contributed/Assumed Liabilities for taxable periods (or portions thereof) ending before the Closing Date, and (iii) payments under any Tax allocation, sharing or similar agreement (other than standard commercial agreements entered into in the ordinary course of business with vendors, customers, banks, lessors and the like, the principal purpose of which does not relate to Taxes);

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(h)               all Liabilities for fees and expenses incurred by the Company in connection with the negotiation, preparation, investigation and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions including, without limitation, the Transaction Expenses and any fees and expenses of counsel, accountants, consultants, advisers and others;

(i)                 all Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of (i) the operation of the Business to the extent such Action relates to such operation prior to the Closing Date, or (ii) any Excluded Asset;

(j)                 all Liabilities relating to any dispute with any client or customer of the Business to the extent existing as of the Closing Date or based upon, relating to or arising out of events, actions, or failures to act prior to the Closing Date;

(k)               any Liabilities of the Company arising under or in connection with any Benefit Plan providing benefits to any present or former employee of the Company;

(l)                 any Liabilities of the Company for any present or former employees, officers, directors, retirees, independent contractors or consultants of the Company, including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers' compensation, severance, retention, termination or other payments (except as provided in Section 2.03);

(m)             any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of the Company (including with respect to any breach of fiduciary obligations by same);

(n)               any Liabilities associated with debt, loans or credit facilities of the Company and/or the Business owing to financial institutions (except as provided in Section 2.03);

(o)               any Liabilities arising out of, in respect of or in connection with the failure by the Company or any of its Affiliates to comply with any Law or Governmental Order; and

(p)               any Liabilities relating to Hazardous Materials present in, on, under or about the soil, groundwater, surface water, air or building materials of any facility currently or formerly owned, leased or operated by the Company or in connection with the Business on or prior to the Closing Date (and including the subsequent migration thereof) or relating to any violation or alleged violation of Environmental Law arising from or related to conditions existing on or prior to the Closing Date, or relating to the off-site disposal of Hazardous Materials on or prior to the Closing Date.

Section 2.05        Assignment of Contracts. Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any contract, License, Lease, Permit, commitment, sales order, purchase order, or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof,

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without the consent of any other party thereto, would constitute a breach thereof, be in violation of any applicable Law, rule or regulation, or in any other way adversely affect the rights of Parent thereunder. Prior to the Closing, the Company will obtain the consent of the other party to any of the foregoing to the assignment thereof to Parent in all cases in which such consent is required for assignment or transfer. If such consent is not obtained or if an attempted assignment thereof would be ineffective or would affect the rights of the Company thereunder so that Parent would not receive all such rights, the Company shall use commercially reasonable efforts to reach any arrangements Parent deems necessary or desirable to provide for Parent the benefit thereunder, including enforcement for the benefit of Parent of all rights of the Company against the other party thereto.

Section 2.06        Company Consideration.

(a)                Contribution Consideration. On the terms and subject to the conditions contained in this Agreement, as consideration for the Contributed Assets, Parent shall deliver to the Company the Contribution Consideration consisting of (i) warrants to purchase 4 million shares of Parent Common Stock (each a “Warrant” and collectively, the “Warrants”) in substantially the form attached hereto as Exhibit D (the “Warrant Consideration”) and (ii) the Equity Consideration.

(b)               Lock-Up; Voting Agreement. The issuance and ownership of any shares of Parent Common Stock included in the Contribution Consideration pursuant to this Article II shall be subject to the terms and conditions set forth in each of the Lock-Up Agreement and the Voting Agreement to be executed and delivered by the Company at the Closing, pursuant to which the Company will agree, among other things, (i) not to sell or otherwise dispose, directly or indirectly, of any shares of Parent Common Stock owned beneficially or of record for a period of twelve (12) months following the Closing Date (the “Lock-Up Period”) and (ii) to vote fifty percent (50%) of such shares of Parent Common Stock in accordance with the terms of the Voting Agreement.

Section 2.07        Escrowed Company Consideration. At the Closing, Parent shall deposit or cause the Transfer Agent to deposit in an escrow account (the “Escrow Account”) established in accordance with the Escrow Agreement, the Escrow Parent Shares.

Section 2.08        Working Capital Adjustment.

(a)                Closing Adjustment. At least five (5) Business Days before the Closing, the Company shall prepare and deliver to Parent a statement setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein, other than the Bridge Loan and Extension Loans (if any) for purposes of calculating Current Assets, if applicable), a calculation of Estimated Closing Working Capital (the “Estimated Closing Working Capital Statement”), and a certificate of the Chief Financial Officer of the Company that the Estimated Closing Working Capital Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles,

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policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements.

(b)               Post-Closing Adjustment. Within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Company an unaudited statement setting forth its calculation of Closing Working Capital, which statement shall contain a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Closing Working Capital (the “Closing Working Capital Statement”) and a certificate of the Chief Financial Officer of Parent that the Closing Working Capital Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements.

(c)                Examination and Review.

(i)                 Examination. After receipt of the Closing Working Capital Statement, the Company shall have thirty (30) days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, the Company and its accountants shall have full access to the books and records, the personnel of, and work papers prepared by, Parent and/or its accountants to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in Parent’s possession) relating to the Closing Working Capital Statement as the Company may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of Parent.

(ii)               Objection. On or prior to the last day of the Review Period, the Company may object to the Closing Working Capital Statement by delivering to Parent a written statement setting forth its objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Statement of Objections”). If the Company fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by the Company. If the Company delivers the Statement of Objections before the expiration of the Review Period, Parent and the Company shall negotiate in good faith to resolve such objections within fifteen (15) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Parent and the Company, shall be final and binding.

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(iii)             Resolution of Disputes. If the Company and Parent fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to an impartial nationally recognized firm of independent certified public accountants that shall be appointed by mutual agreement of Parent and the Company (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.

(iv)             Fees of Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by the Company, on the one hand, and by Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Company or Parent, respectively, bears to the aggregate amount actually contested by the Company and Parent.

(v)               Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto, absent fraud or manifest error.

(d)               Post-Closing Adjustment to the Contribution Consideration.

(i)                 If the Post-Closing Adjustment is a negative number, the Company and Parent shall, within ten (10) Business Days after the final determination of the Post-Closing Adjustment, jointly instruct the Escrow Agent to disburse from the Escrow Parent Shares, a number of shares equal to (x) the Post-Closing Adjustment, divided by (y) the Alliqua Stock Value, to Parent. Any such shares shall be treated as unissued treasury shares of Parent.

(ii)               If the Post-Closing Adjustment is a positive number, Parent shall, within ten (10) Business Days after the final determination of the Post-Closing Adjustment, issue or cause the Transfer Agent to issue to the Company a number of shares of Parent Common Stock equal to (x) the Post-Closing Adjustment, divided by (y) the Alliqua Stock Value.

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(e)                Adjustments for Tax Purposes. Any share issuances or disbursements made pursuant to this Section 2.08 shall be treated as an adjustment to the Contribution Consideration by the parties for Tax purposes, unless otherwise required by Law.

Article III. The Merger

Section 3.01        The Alliqua Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge with and into Alliqua in accordance with Section 251(g) of the DGCL, whereupon the separate corporate existence of Merger Sub shall cease and Alliqua shall continue its corporate existence under the DGCL as the surviving corporation in the Alliqua Merger (the “Alliqua Surviving Corporation”).  As a result of the Alliqua Merger, Alliqua shall become a wholly owned subsidiary of Parent.

Section 3.02        Effective Time. Subject to the provisions of this Agreement, not later than one full day prior to the Closing Date, Alliqua and Merger Sub shall cause a certificate of merger (the “Alliqua Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251(g) of the DGCL with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Alliqua Merger. The Alliqua Merger shall become effective at such time as the Alliqua Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the parties and specified in the Alliqua Certificate of Merger in accordance with the DGCL (the effective time of the Alliqua Merger being hereinafter referred to as the “Effective Time”).

Section 3.03        Effects of the Alliqua Merger. The Alliqua Merger shall have the effects set forth herein and in the applicable provisions of the DGCL (including Sections 251(g) and 259 thereof). Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Alliqua and Merger Sub shall vest in the Alliqua Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of Alliqua and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Alliqua Surviving Corporation. Further, from time to time, as and when required by the Alliqua Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of Alliqua or Merger Sub, as applicable, such deeds and other instruments, and there shall be taken or caused to be taken by it such further actions, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Alliqua Surviving Corporation the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority, and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Alliqua Surviving Corporation are fully authorized in the name and on behalf of Alliqua and Merger Sub or otherwise to take any and all such actions and to execute and deliver any and all such deeds and other instruments.

Section 3.04        Certificates of Incorporation and Bylaws.

(a)                At the Effective Time, by virtue of the Alliqua Merger and without any action on the part of Merger Sub or Alliqua, the certificate of incorporation of Alliqua, as

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in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Alliqua Surviving Corporation until thereafter changed or amended in accordance with the terms thereof and as provided by the DGCL, except that in accordance with Section 251(g) of the DGCL, from and after the Effective Time:

(i)                 Article FIRST shall be amended and restated solely to rename the corporation to a name selected by Alliqua.

(ii)               Paragraph A of Article FOURTH shall be amended and restated in its entirety as follows:

“A. The total number of shares of capital stock that the Corporation shall have authority to issue is 10,000, consisting of 9,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 1,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).”

(iii)             A new Article ELEVENTH shall be added thereto, reading as follows:

“ELEVENTH: Other than the election or removal of directors of the Corporation, any act or transaction by or involving the Corporation that requires for its adoption under the General Corporation Law of the State of Delaware or this Certificate of Incorporation the approval of the stockholders of the Corporation shall, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of Alliqua Holdings, Inc. (or any successor by merger) by the same vote as is required by the General Corporation Law of the State of Delaware and/or this Certificate of Incorporation.”

(b)               As of the Effective Time, by virtue of the Alliqua Merger and without any action on the part of Merger Sub or Alliqua, the bylaws of Alliqua, as in effect immediately prior to the Effective Time, shall be the bylaws of the Alliqua Surviving Corporation until thereafter changed or amended in accordance with the terms thereof, the certificate of incorporation of the Alliqua Surviving Corporation or as provided by the DGCL.

(c)                In accordance with Section 251(g) of the DGCL, Parent agrees to file (and Alliqua as the sole stockholder of Parent shall have approved the filing of) an amended and restated certificate of incorporation of Parent, containing provisions identical to those in the certificate of incorporation of Alliqua immediately prior to the Effective Time (with such modifications as may be permitted by Section 251(g) of the DGCL), with the Secretary of State of the State of Delaware prior to the Effective Time, to be effective as of the Effective Time. Parent further agrees to adopt amended and restated bylaws prior to the Effective Time and effective as of the Effective Time containing provisions

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identical to those in the bylaws of Alliqua in effect immediately prior to the Effective Time. At the Effective Time, Parent’s name shall be changed to Alliqua BioMedical, Inc.

Section 3.05        Directors and Officers.

(a)                The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers of the Alliqua Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Alliqua Surviving Corporation.

(b)               The directors and officers of Alliqua, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers of Parent until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Parent.

(c)                As soon as practical following the Effective Time, the Company shall be entitled to appoint one additional director to Parent’s board of directors to serve until the next annual meeting of stockholders of Parent following the expiration of the Lock-Up Period or until his successor has been duly elected or appointed and qualified or his earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Parent.

Section 3.06        Effect of the Alliqua Merger on Common Stock. At the Effective Time, as a result of the Alliqua Merger and without any action on the part of the holder of any shares of Alliqua Common Stock or any capital stock of Merger Sub:

(a)                Cancellation of Certain Alliqua Common Stock. Shares of Alliqua Common Stock (the “Shares”) that are owned by the Alliqua Entities (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)               Conversion of Alliqua Common Stock. Each share of Alliqua Common Stock issued and outstanding immediately prior to the Effective Time (other than the Shares to be cancelled and retired in accordance with Section 3.06(a)) shall be converted into one fully paid and non-assessable share of Parent Common Stock (collectively, the “Alliqua Merger Consideration”). The conversion of these shares will occur by virtue of the Alliqua Merger and without an exchange of certificates.

(c)                Rights of Certificate Holders; Book-Entry Shares. Upon conversion thereof in accordance with this Section 3.06, all shares of Alliqua Common Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such shares of Alliqua Common Stock shall cease to have any rights with respect to such shares of Alliqua Common Stock. At the Effective Time, the

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designations, rights, powers and preferences and qualifications, limitations and restrictions, of Parent Common Stock will, in each case, be identical to those of Alliqua Common Stock immediately prior to the Effective Time. Accordingly, until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding certificate that, immediately prior to the Effective Time, evidenced shares of Alliqua Common Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Parent Common Stock, and shall be so registered on the books and records of Parent and its transfer agent. In addition, each outstanding book-entry that, immediately prior to the Effective Time, evidenced shares of Alliqua Common Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Parent Common Stock.

(d)               Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of Surviving Alliqua Common Stock.

(e)                Cancellation of Parent Common Stock. Each share of Parent Common Stock owned by Alliqua immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

Section 3.07        Continued Listing of Parent Common Stock At least 15 calendar days prior to the Effective Time, Alliqua will file with Nasdaq any appropriate forms (and pay in full all fees relating thereto) required under the NASDAQ Stock Market Rules in order to effect a “Substitution Listing Event” (as such term is defined in Rule 5005(a)(40) of the NASDAQ Stock Market Rules) such that the Parent Common Stock will be traded on Nasdaq as of the Effective Time.

Section 3.08        Alliqua Stock Options, Warrants and Other Stock-Based Awards.

(a)                Each option or other right to acquire Alliqua Common Stock granted under any Alliqua Stock Plan (each an “Alliqua Stock Option”) or otherwise that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Alliqua Stock Plan and the award agreement pursuant to which such Alliqua Stock Option was granted, (ii) cease to represent an option or right to acquire shares of Alliqua Common Stock, and (iii) shall be converted into an option or right to purchase shares of Parent Common Stock.  The number of shares, the exercise price per share of Parent Common Stock, and any other rights of a holder of a converted Alliqua Stock Option shall be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and Section 409A of the Code and the Treasury Regulations thereunder, as applicable.

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(b)               Each restricted share of Alliqua Common Stock subject to vesting, repurchase or lapse restrictions (each an “Alliqua Restricted Share”) that is outstanding under any Alliqua Stock Plan or otherwise as of immediately prior to the Effective Time shall, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Alliqua Stock Plan and the award agreement pursuant to which such Alliqua Restricted Share was granted and shall be exchanged for one share of Parent Common Stock, and shall remain subject to the same restrictions and other terms as are set forth in the Alliqua Stock Plan and the award agreement pursuant to which such Alliqua Restricted Share was granted.

(c)                Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Alliqua Common Stock (each an “Alliqua RSU”) that is outstanding under any Alliqua Stock Plan or otherwise (including any Alliqua RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of Alliqua) as of immediately prior to the Effective Time shall, as of the Effective Time whether granted pursuant to an Alliqua Stock Plan, or any other plan or arrangement, continue to vest or accelerate (if unvested) and be subject to the same terms as provided in the plan and award agreement pursuant to which such Alliqua RSU was granted and shall be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of Parent Common Stock, equal to the number of shares underlying the Alliqua RSUs held by the grantee immediately prior to the Effective Time.

(d)               Each agreement evidencing warrants to purchase shares of Alliqua Common Stock (each an “Alliqua Warrant”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, be cancelled, terminated and extinguished and upon the cancellation thereof be converted into a warrant or right to acquire shares of Parent Common Stock on the same terms as the applicable Alliqua Warrant.

(e)                At or prior to the Effective Time, Alliqua, the Alliqua Board and its compensation committee, as applicable, and Parent, Parent’s board of directors, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of Section 3.08(a) through Section 3.08(d) and (ii) cause Parent to assume the Alliqua Stock Plans and award agreements issued thereunder.

(f)                As of the Effective Time, Parent shall be deemed a “successor issuer” for purposes of continuing offerings of Alliqua under the Securities Act. As soon as practicable following the Effective Time, Parent shall, to the extent deemed appropriate by Parent, file post-effective amendments to Alliqua’s currently effective registration statements, adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with, or resulting from, the succession or necessary to keep the registration statements from being misleading.

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Section 3.09      Withholding Rights. Each of Parent, Merger Sub, Alliqua and the Alliqua Surviving Corporation shall be entitled to deduct and withhold from any amounts otherwise payable to any Person under this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of Tax Law. To the extent that amounts are so deducted and withheld by Parent, Merger Sub, Alliqua or the Alliqua Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, Alliqua or the Alliqua Surviving Corporation, as the case may be, made such deduction and withholding. In the event Parent, Merger Sub or Alliqua determines that withholding is required pursuant to this Section 3.09, at least five (5) Business Days prior to Closing, Alliqua shall notify the Company of such determination, with reasonable specificity, and provide the Company with an opportunity to determine and discuss whether an alternative to such withholding is reasonably available.  If after such notice and discussion, Parent, Merger Sub or Alliqua, as applicable, continues to believe that such withholding is required under the Code or any applicable Tax Law, then such amount may be deducted and withheld as so required.

Article IV. The Closing

Section 4.01        Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place at 9 a.m. (Eastern Time), no later than two (2) Business Days after the last of the conditions to Closing set forth in Article IV have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Haynes and Boone LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York 10112, or at such other time or on such other date or at such other place as the parties may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 4.02        Closing Deliverables.

(a)                At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent and Alliqua the following:

(i)                 the Escrow Agreement duly executed by the Company;

(ii)               a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied;

(iii)             a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying that (A) attached thereto are true and complete copies of all resolutions adopted by the Company Board and the Manager authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and (B) all such resolutions and consents are in full force and effect and are all the resolutions and consents adopted in connection with the transactions contemplated hereby and thereby;

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(iv)             a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying the names and signatures of the officers of the Company authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;

(v)               a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized, dated as of a date no more than ten (10) Business Days prior to the Closing Date;

(vi)             the Bill of Sale in the form attached hereto as Exhibit E, executed by the Company;

(vii)           the Assignment and Assumption Agreement in the form attached hereto as Exhibit F, executed by the Company;

(viii)         the Lock-Up Agreement duly executed by the Company;

(ix)             the Voting Agreement duly executed by the Company;

(x)               the Non-Competition Agreements duly executed by each of the Persons identified on Schedule 4.02(a) hereto;

(xi)             at least two (2) Business Days prior to the Closing, the Closing Transaction Expenses Certificate;

(xii)           at least five (5) Business Days before the Closing, the Estimated Closing Working Capital Statement contemplated in Section 2.08(a);

(xiii)         immediately available funds in an amount equal to the Company Min Cash Amount, if any, as directed by Parent;

(xiv)         a Form W-9 for the Company;

(xv)           the FIRPTA Statement;

(xvi)         the Articles of Organization of the Company, certified as of a date no more than ten (10) Business Days prior to the Closing Date by the Virginia State Corporation Commission; and

(xvii)       such other documents or instruments as Parent reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(b)               At the Closing, Alliqua, Parent and Merger Sub shall deliver or cause to be delivered to the Company (or such other Person as may be specified herein) the following:

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(i)                 the Escrow Agreement duly executed by Parent;

(ii)               the Warrants duly executed by Parent, registered in the name of the Company;

(iii)             certificate(s) or book-entry(ies) representing the Company Closing Shares, registered in the name of the Company;

(iv)             deposit with the Escrow Agent of the Escrow Parent Shares;

(v)               payment of the Subordinated Debt Payment Amount to the Subordinated Noteholders by either (A) wire transfer of immediately available funds, (B) shares of Parent Common Stock valued at the Alliqua Stock Value, or (C) a combination thereof, as determined by each Subordinated Noteholder;

(vi)             payment to the Persons identified on the Closing Transaction Expense Certificate, if any, by wire transfer of immediately available funds that amount of money due and owing from the Company to such Persons as set forth on the Closing Transaction Expense Certificate;

(vii)           a payoff letter evidencing, as of and through the Closing Date, that all amounts under the Bridge Loan Note and Extension Loans (if any) are deemed paid in full;

(viii)         payment to SWAI, by wire transfer of immediately available funds, of the SWAI Payment Amount (Alliqua Portion) and the SWAI Payment Amount (Company Portion);

(ix)             unless otherwise assumed by Parent pursuant to Section 7.15, payment to SWK, by wire transfer of immediately available funds, of the SWK Obligation Amount (Alliqua Portion) and the SWK Obligation Amount (Company Portion);

(x)               a certificate, dated the Closing Date and signed by a duly authorized officer of Alliqua, Parent and Merger Sub, that each of the conditions set forth in Section 9.01 and Section 9.03 have been satisfied;

(xi)             a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Alliqua, Parent and Merger Sub certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Alliqua, Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(xii)           a certificate of the Secretary or an Assistant Secretary (or

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equivalent officer) of Alliqua, Parent and Merger Sub certifying the names and signatures of the officers of Alliqua, Parent and Merger Sub authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder; and

(xiii)         such other documents or instruments as the Company reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Article V.
Representations and Warranties of the Company

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, the Company represents and warrants to the Alliqua Entities that the statements contained in this Article V are true and correct as of the date hereof and the Closing Date.

Section 5.01        Organization and Qualification of the Company. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Virginia and has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its Business as it has been and is currently conducted. Section 5.01 of the Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 5.02        Authority; Board Approval.

(a)                The Company has full limited liability company power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and any Ancillary Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of the Company and no other limited liability company proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions and the transactions contemplated hereby and thereby, including without limitation, any approval of the Members. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights

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generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). When each Ancillary Document to which the Company is or will be a party has been duly executed and delivered by the Company (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the Company enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)               The Manager has (i) determined that this Agreement and the transactions contemplated hereby, including the Transactions, are fair to, and in the best interests of, the Members, (ii) directed that the Agreement be submitted to the Company Board for approval, and (iii) resolved to recommend that the Company Board adopt the Agreement (collectively, the “Manager Recommendation”).

(c)                The Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Transactions, are fair to, and in the best interests of, the Members, (ii) approved and declared advisable the Agreement and the transactions contemplated by this Agreement, including the Transactions, in accordance with the Virginia Limited Liability Company Act (the “VLLCA”), and (iii) determined that the Agreement is not required to be submitted to the Members for approval (collectively, the “Company Board Recommendation”).

Section 5.03        No Conflicts; Consents. The execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Transactions, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the articles of organization, operating agreement or other organizational documents of the Company (“Company Charter Documents”); (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) except as set forth in Section 5.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company is a party or by which the Company is bound or to which any of the Company’s properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Company, except in the cases of clauses (b), (c) and (d) where the conflict, violation, breach, default, acceleration, termination, modification, cancellation,

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failure to give notice or Encumbrance would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, if not obtained, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 5.04        Capitalization.

(a)                As of the date hereof, the authorized and outstanding Company Membership Interests are as set forth on Section 5.04 (a) of the Disclosure Schedules.

(b)               Section 5.04 (b) of the Disclosure Schedules set forth, as of the date hereof, (i) the name of each Person that is the registered owner of any and the number of Company Membership Interests owned by such Person, (ii) a list of all holders of warrants to purchase Company Membership Interests, including the number of Company Membership Interests subject to each such warrant, the grant date, exercise price and vesting schedule for such warrant, the extent to which such warrant is vested and exercisable and the date on which such warrant expires, and (iii) a list of all holders of outstanding “equity appreciation rights” (“EARs”), including the number of units subject to such EARs, the grant date, and the “base price” for such EARs. There are no outstanding options to purchase Company Membership Interests. Each EAR was granted in compliance with all applicable Laws, and does not and will not trigger any liability for the holder of such EAR under Section 409A of the Code. The Company has heretofore provided or made available to the Alliqua Entities (or Alliqua’s Representatives) true and complete copies of each outstanding warrant, and the standard form of EAR agreement and any EAR agreements that differ from such standard form.

(c)                Except as disclosed on Section 5.04(c) of the Disclosure Schedules, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire Company securities is authorized or outstanding, and (ii) there is no commitment by the Company to issue interests, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its securities any evidence of indebtedness or asset, to repurchase or redeem any securities of the Company or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends or distributions with respect to any Company Membership Interest.

(d)               All issued and outstanding Company Membership Interests are, and all Company Membership Interests which may be issued pursuant to the exercise of options or warrants, when issued in accordance with the applicable security, will be (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any

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preemptive rights created by statute, the Company Charter Documents or any agreement to which the Company is a party; and, (iii) except as disclosed on Section 5.04(d) of the Disclosure Schedules, free of any Encumbrances created by the Company in respect thereof. All issued and outstanding Company Membership Interests, options and warrants were issued in compliance with applicable Law.

(e)                No outstanding Company Membership Interest is subject to vesting or forfeiture rights or repurchase by the Company. Except as disclosed on Section 5.04(e) of the Disclosure Schedules, there are no outstanding or authorized appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Company or any of its securities.

(f)                All distributions, dividends, repurchases and redemptions of the Company Membership Interests (or other equity interests) were undertaken in compliance with the Company Charter Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.

Section 5.05        No Subsidiaries. The Company has no Subsidiaries and does not have any equity interest or ownership interest in any other Person.

Section 5.06        Financial Statements. Correct and complete copies of the Company’s audited financial statements consisting of the balance sheet of the Company as at December 31, 2015 and the related statements of income and retained earnings, members’ equity and cash flow for the year then ended (the “Audited Financial Statements”) and unaudited financial statements consisting of the balance sheet of the Company as at each of December 31, 2014 and June 30, 2016 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the respective year and quarter then ended (collectively, the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”), are included in the Disclosure Schedules. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Unaudited Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Financial Statements are based on the books and records of the Company, and fairly present, in all material respects, the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated in accordance with GAAP. The balance sheet of the Company as of June 30, 2016 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”. The Company maintains a standard system of accounting established and administered in accordance with GAAP. Since January 1, 2013, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the preparation of the Financial Statements.

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Section 5.07      Undisclosed Liabilities. The Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”) of the type which would be required to be disclosed in accordance with GAAP, except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, (b) those which have been incurred in the ordinary course of business consistent with past practice subsequent to the Balance Sheet Date and which would not, individually or in the aggregate, exceed $75,000, or (c) those contemplated by this Agreement or incurred in connection with the Transactions.

Section 5.08        Absence of Certain Changes, Events and Conditions. Since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:

(a)                event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)               amendment of the Company Charter Documents;

(c)                split, combination or reclassification of any of the Company Membership Interests;

(d)               issuance, sale or other disposition of any of the Company Membership Interests, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of the Company Membership Interests;

(e)                declaration or payment of any dividends or distributions on or in respect of any of the Company Membership Interests or redemption, purchase or acquisition of the Company Membership Interests;

(f)                issuance or grant of any EARs;

(g)               material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(h)               material change in the Company’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(i)                 entry into any Contract that would constitute a Material Contract;

(j)                 incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

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(k)               transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(l)                 transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Company Intellectual Property or Company IP Agreements;

(m)             material damage, destruction or Loss (whether or not covered by insurance) to its property;

(n)               any capital investment in, or any loan to, any other Person;

(o)               acceleration, termination, material modification to or cancellation of any Material Contract (including, but not limited to, any Material Contract) to which the Company is a party or by which it is bound;

(p)               any material capital expenditures in excess of $25,000 in the aggregate;

(q)               imposition of any Encumbrance upon any of the Company’s properties, any Company Membership Interests or assets, tangible or intangible;

(r)                 (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current employees, officers, managers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses relating to any such change in the terms of employment or termination exceed $75,000 or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, manager, director, independent contractor or consultant;

(s)                hiring of any employee or promoting any person as or to (as the case may be) an officer without the express consent of Alliqua;

(t)                 adoption, modification or termination of any: (i) employment, severance, retention, change in control pay or other similar agreement with any current or former employee, officer, manager, director, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each casewhether written or oral;

(u)               any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its Members or current or former managers, directors, officers and employees;

(v)               entry into a new line of business or abandonment or discontinuance of existing lines of business;

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(w)             make or agree to any material change in the commercial terms (i.e. pricing, rebates, payment terms, etc.) with any customer or supplier;

(x)               except for the Transactions, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(y)               purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $25,000, individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(z)                acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or securities of, or by any other manner, any business or any Person or any division thereof;

(aa)            action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax Liability or reducing any tax asset of the Alliqua Entities; or

(bb)           any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 5.09        Material Contracts.

(a)                Section 5.09(a) of the Disclosure Schedules lists each of the following Contracts of the Company (such Contracts, together with all Contracts concerning the occupancy, management or operation of any Real Property (including without limitation, brokerage contracts) listed or otherwise disclosed in Section 5.10(b) of the Disclosure Schedules and all Company IP Agreements set forth in Section 5.12(b) of the Disclosure Schedules, being “Material Contracts”):

(i)                 any Contract (or group of related Contracts) to which the Company is party and under which the Company: (A) sold or purchased (or agreed to sell or purchase) products or services pursuant to which the aggregate of payments due to or from the Company, respectively, in the one-year period ending on the date of this Agreement, was equal to or exceeded $25,000; (B) reasonably anticipates that it will be selling or purchasing products or services during the one-year period after the date of this Agreement, in which the aggregate payments due to or from the Company, respectively, for such products or services are reasonably expected to equal or exceed $25,000; or (C) reasonably anticipates that it will be selling or purchasing products or services for consideration of $50,000 in the aggregate over the life of the Contract;

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(ii)               all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii)             all Contracts involving the supply of material component, materials, services or products to the Company, including without limitation, any tissues or donors or services related thereto;

(iv)             all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, environmental or Liability of any Person;

(v)               all Contracts that relate to the acquisition or disposition of any business, a material amount of securities or assets of any other Person or any real property (whether by merger, sale of securities, sale of assets or otherwise);

(vi)             all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vii)           all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than 90 days’ notice;

(viii)         all Contracts pursuant to which the Company is or may become obligated to make any severance, change of control, termination or similar payment to any employee, officer, director, independent contractor or consultant;

(ix)             except for Contracts relating to trade receivables, all Contracts relating to Indebtedness (including, without limitation, guarantees) of the Company;

(x)               all Contracts with any Governmental Authority to which the Company is a party (“Government Contracts”);

(xi)             any Contract under which the Company has advanced or loaned any other Person any amounts;

(xii)           any Contract that would prohibit or is otherwise reasonably likely to materially delay the consummation of the transactions contemplated hereby;

(xiii)         any Contract providing for the settlement of any Action against the Company pursuant to which the Company has any existing material obligations;

(xiv)         any lease or similar agreement pursuant to which: (A) the Company is the lessee of, or holds or uses, any machinery, equipment, vehicle or

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other tangible personal property owned by any Person for an annual rent in excess of $25,000; (B) the Company is the lessor of, or makes available for use by any Person, any tangible personal property owned by it for an annual rent in excess of $25,000; or (C) the Company is the lessee of, or holds or uses, any real property owned by any Person for an annual rent in excess of $50,000;

(xv)           any Contract with any Member or any current officer, manager or director or Affiliate of the Company;

(xvi)         all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(xvii)       any Contract that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers or clients of the Company, including any Contract which contains a “most favored nation” provision;

(xviii)     any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(xix)         all collective bargaining agreements or Contracts with any Union to which the Company is a party; and

(xx)           any other Contract not previously disclosed pursuant to this Section 5.09 that would be required to be filed as an exhibit to a Form 10-K filed by the Company as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act if the Company were subject to such reporting requirements.

(b)               Each Material Contract is legally valid and binding on the Company and, to the Knowledge of the Company, is a legally valid and binding obligation of the other parties thereto, in accordance with its terms and is in full force and effect. None of the Company or, to the Company’s Knowledge, any other party thereto is in breach or violation of or default under (nor is the Company or, to the Company’s Knowledge, any party thereto, alleged to be in breach or violation of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in any party having the right to terminate such Material Contract or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Parent.

Section 5.10        Title to Assets; Real Property.

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(a)                Except as disclosed on Section 5.10(a) of the Disclosure Schedules, the Company has good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and assets reflected in the Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i)                 liens for Taxes not yet due and payable;

(ii)               liens for Taxes being contested in good faith and for which there are adequate accruals or reserves on the Balance Sheet;

(iii)             mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company;

(iv)             easements, rights of way, zoning ordinances and other similar Encumbrances affecting Real Property which are not, individually or in the aggregate, material to the business of the Company;

(v)               other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the business of the Company;

(vi)             imperfections of title or Encumbrances that have not had, and would not have, a Material Adverse Effect; or

(vii)           Liens that have not had, and would not have, a Material Adverse Effect.

(b)               Section 5.10(b) of the Disclosure Schedules lists (i) the street address of each parcel of Real Property; (ii) if such property is leased or subleased by the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) the current use of such property. With respect to owned Real Property, the Company has delivered or made available to Parent true, complete and correct copies of the deeds and other instruments (as recorded) by which the Company acquired such Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Company and relating to the Real Property. With respect to leased Real Property, the Company has delivered or made available to Parent true, complete and correct copies of any leases affecting the Real Property. The Company is not a sublessor or grantor under

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any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. No material improvements constituting a part of the Real Property owned by the Company encroach on real property owned or leased by a Person other than the Company. There are no Actions pending nor, to the Company’s Knowledge, threatened against or affecting the Real Property owned by the Company or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

Section 5.11        Condition and Sufficiency of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

Section 5.12           Intellectual Property.

(a)                Section 5.12(a) of the Disclosure Schedules lists all Company IP Registrations. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing. The Company has provided Parent with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Company IP Registrations.

(b)               Section 5.12(b) of the Disclosure Schedules lists all Company IP Agreements. The Company has provided Parent with true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder.

(c)                Except as disclosed on Section 5.12(c) of the Disclosure Schedules, the Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Company Intellectual Property, or has the valid right to use all other Company Intellectual Property, in each case, free and clear of Encumbrances other than Permitted Liens. Without limiting the generality of the foregoing, except for employees who developed Company Intellectual Property within the scope of their employment and which results in the Company owning all right, title and interest in such Company Intellectual Property,

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and/or who have been a party to “work made for hire” arrangements with the Company and which results in the Company owning all right, title and interest in such Company Intellectual Property, the Company has entered into binding, written agreements with every current and former employee who is or was involved in the creation or development of any Company Intellectual Property, and with every current and former independent contractor who is or was involved in the creation or development of any Company Intellectual Property, whereby such employees and independent contractors assign to the Company any ownership interest and right they may have in the Company Intellectual Property. The Company has provided Parent with true and complete copies of the standard form of such agreements and any such agreements that differ from such standard form.

(d)               The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own or use any Company Intellectual Property.

(e)                The Company’s rights in the Company Intellectual Property are valid, subsisting and enforceable. The Company has taken all commercially reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property, including requiring all Persons having access thereto to execute written non-disclosure agreements, except where the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(f)                The conduct of the Company’s business as currently and formerly conducted, and the products, processes and services of the Company, have not materially infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(g)               There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or, to the Company’s Knowledge, threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company or (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property owned by the Company or the Company’s rights with respect to any Company Intellectual Property. In addition, there are no Actions (including any oppositions, interferences or re-examinations) settled, pending or, to the Company’s Knowledge, threatened (including in the form of offers to obtain a license) by the Company or, to the Company’s Knowledge, any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property. The Company is not subject to any outstanding or, to the Company’s

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Knowledge, prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Company Intellectual Property.

Section 5.13        Inventory. All material inventory of the Company, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. Except as disclosed on Section 5.13 of the Disclosure Schedules, all such material inventory is owned by the Company free and clear of all Encumbrances, and no inventory is held on a consignment basis. The quantities of each item of material inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

Section 5.14        Accounts Receivable. All material accounts receivable reflected on the Balance Sheet and all material accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice and normal product returns in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Balance Sheet, if any, or, with respect to material accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company, if any, are collectible in full within 90 days after billing. The Company does not include a reserve for bad debts on the Company’s Balance Sheet.

Section 5.15        Customers and Suppliers.

(a)                Section 5.15(a) of the Disclosure Schedules sets forth (i) each direct and indirect customer of the Company (including, without limitation, direct purchasers of the Company’s TheraSkin® product) who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $25,000 for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. The Company has not received any notice, and has no reasonable basis to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b)               Section 5.15(b) of the Disclosure Schedules sets forth (i) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $50,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. The Company has not received any notice, and has no reasonable basis to believe, that any of its Material Suppliers has ceased, or intends to cease, to

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supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

Section 5.16        Insurance. Section 5.16 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Company and relating to the assets, business, operations, employees, officers, managers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Parent. Such Insurance Policies are in full force and effect. All premiums due on such Insurance Policies have been paid.

Section 5.17        Legal Proceedings; Governmental Orders.

(a)                There are no Actions pending or, to the Company’s Knowledge, threatened (i) against or by the Company, any of its properties or assets or any of its officers, managers, directors or employees (in their capacities as such) that if determined adversely to the Company would result in a Material Adverse Effect; or (ii) against or by the Company that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Company’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)               There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

Section 5.18        Compliance With Laws; Permits.

(a)                The Company has complied, and is now complying, with all Laws applicable to it or its business, properties or assets, except where the failure to be in compliance would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No investigation, review or Proceeding by any Governmental Authority in relation to any actual or alleged material violation of Law by the Company is pending or, to the Company’s Knowledge, threatened, nor has the Company received any written notice from any Governmental Authority indicating an intention to conduct the same. The Company is not a party to any consent or similar Contract that: (i) materially restricts its conduct of the Business; or (ii) would otherwise reasonably be expected to, either individually or in the aggregate, result in a Material Adverse Effect. The Company has not received any written notice of, or been charged with, the violation of any material Law.

(b)               All Permits required for the Company to conduct its business as currently being conducted and as presently planned to be conducted have been obtained by the Company, except where the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and all such Permits are valid and in full force and effect. All fees and charges with respect to such Permits as of

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the date hereof have been paid in full. Section 5.18(b) of the Disclosure Schedules lists all current Permits issued to the Company, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 5.18(b) of the Disclosure Schedules.

(c)                Section 5.18(c) of the Disclosure Schedule identifies each current Governmental Authorization held by the Company, and the Company has delivered to Parent accurate and complete copies of all such Governmental Authorizations. The Governmental Authorizations held by the Company are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. The Company is in compliance with the terms and requirements of the Governmental Authorizations held by it, except where the failure to be in compliance would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The Company has not received any notice from any Governmental Authority regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization. Section 5.18(c) of the Disclosure Schedule also identifies with an asterisk each Governmental Authorization set forth therein which by its terms cannot be transferred to the Alliqua Surviving Corporation at the Effective Time.

(d)               Except as set forth in Section 5.18(d) of the Disclosure Schedule, the Company has not applied, and is not certified, for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare and Medicaid Programs”) and the TRICARE Program (the Medicare and Medicaid Programs, the TRICARE Program, and such other similar federal, state or local reimbursement or governmental programs (including “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f)), such federal, state or local reimbursement or governmental programs are referred to collectively as the “Governmental Programs”), nor does the Company bill or receive payments from private, non-governmental programs (including any private insurance program) (such private, non-governmental programs are referred to collectively as “Private Programs”). The Company has not received any written warning, notice of violation, notice of revocation, fine, penalty, or other sanction (including exclusion from participation) from any Governmental Program or Private Program. There are no pending or, to the Company’s Knowledge, threatened investigations, audits or other actions by a Governmental Program or Private Program against the Company, nor have there been any within the last three (3) years.

(e)                No Governmental Program or Private Program (collectively, “Payment Programs”) has imposed a fine, penalty or other sanction on the Company. The Company has not been excluded from participation in any Payment Program.

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(f)                Neither the Company nor any manager, director, officer, employee or agent of the Company:

(i)                 has been convicted of or has been charged by any Governmental Authority or by any third party on behalf of any Governmental Authority with any violation of any Law related to any Governmental Program;

(ii)               has been convicted of, or has been charged by any Governmental Authority with any violation of any Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances;

(iii)             is or has been excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Governmental Program or has committed any violation of any Law or engaged in any act or conduct that could reasonably be expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility; or

(iv)             is a party or subject to any action or proceeding concerning any of the matters described in clauses (i) through (iii).

Section 5.19        Environmental Matters.

(a)                The Company is currently and has been in compliance with all Environmental Laws in all material respects and has not received from any Person any: (i) Environmental Notice or Environmental Claims; or (ii) written request for information pursuant to any Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements.

(b)               The Company has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 5.19(b) of the Disclosure Schedules) necessary for the ownership, lease, operation or use of the Business or Contributed Assets of the Company and all such Environmental Permits are in full force and effect, and applicable applications to renew such Environmental Permits have been filed in a manner such that the permits remain in effect during the pendency of the application, and no proceeding is pending or, to the Knowledge of the Company, threatened to revoke, terminate or modify such Environmental Permits, and, to the Knowledge of the Company, there is no condition, event or circumstance that might materially prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of the Company as currently carried out.

(c)                No real property currently or formerly owned, operated or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)               There has been no Release of Hazardous Materials with respect to the business or assets of the Company or on, at, to, from, in or under any real property

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currently owned, operated or leased by the Company or during the term of the Company’s ownership, operation or lease, any real property formerly owned, operated or leased by the Company or on, at, to, from, in or under any facility at which Hazardous Materials from the operations of the Company have come to be located, except for Releases of Hazardous Materials that would not result in a material liability under Environmental Law; the Company has not received an Environmental Notice or Environmental Claim that any real property currently or formerly owned, operated or leased in connection with the business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, the Company, except for such Environmental Claims or violations that would result in a material liability under Environmental Law.

(e)                Section 5.19(e) of the Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company and any predecessors as to which the Company may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and the Company has not received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company.

(f)                The Company has not retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law.

(g)               The Company has provided or otherwise made available to Parent and listed in Section 5.19(g) of the Disclosure Schedules: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company or any currently or formerly owned, operated or leased real property which are in the possession or control of the Company related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(h)               To the Company’s Knowledge, there is no condition, event or circumstance concerning the Release or regulation of Hazardous Materials that might, after the Closing Date, prevent, impede or increase, in any material respect, the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Company as currently carried out.

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(i)                 The Company owns and controls all Environmental Attributes (a complete and accurate list of which is set forth in Section 5.19(i) of the Disclosure Schedules) and has not entered into any contract or pledge to transfer, lease, license, guarantee, sell, mortgage, pledge or otherwise dispose of or encumber any Environmental Attributes as of the date hereof. To the Company’s Knowledge, there is no condition, event or circumstance that might prevent, impede or increase, in any material respect, the costs associated with the transfer (if required) to Parent of any Environmental Attributes after the Closing Date.

Section 5.20        Employee Benefit Matters.

(a)                Section 5.20(a) of the Disclosure Schedules contains a true and complete list of each Benefit Plan. With respect to each Benefit Plan, the Company has made available to Parent accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, and insurance policies and contracts; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other material written communications (or a description of any oral communications) relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; and (vi) in the case of any Benefit Plan for which a Form 5500 is required to be filed, a copy of the three most recently filed Form 5500, with schedules and financial statements attached.

(b)               Each Benefit Plan and any related trust has been administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code and any applicable local Laws), except for any failures that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Section s 401(a) and 501(a), respectively, of the Code, and to the Company’s Knowledge, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan.

(c)                No Benefit Plan is and neither the Company nor any of its ERISA Affiliates has at any time within the last six (6) years, maintained, contributed to, been required to contribute to, or incurred any liability or obligation (contingent or otherwise) under or with respect to, (i) a pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of

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Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (iv) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (v) an employee benefit plan, Contract, policy or arrangement that is maintained, sponsored, contributed to, or required to be contributed to by the Company primarily for the benefit of employees outside of the United States. Neither the Company nor any ERISA Affiliate has any obligation under any Benefit Plan, with respect to which Parent or any of its Affiliates would have any Liability as the result of the transactions contemplated under this Agreement, or that could reasonably be expected to result in a Lien attaching to the Contributed Assets.

(d)               Other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason.

(e)                There is no pending or, to the Company’s Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits) and, to the Company’s Knowledge, no fact or event exists that could reasonably be expected to give rise to any such Action.

(f)                Notwithstanding any of the foregoing provisions, the Alliqua Entities and the Company agree that (i) there will be no breach of any of the representations set forth in this Section 5.20 solely as the result of (A) any “M&A Qualified Beneficiary” of the Company within the meaning of Treasury Regulation § 54.4980B-9 becoming entitled to COBRA continuation coverage under any group health plan of Alliqua or any of its Affiliates, provided that, prior to the Closing Date, the Company has provided Alliqua, with respect to each Benefit Plan that is a “group health plan” (as defined in Section 4980B(g) of the Code), a complete list of the names and contact information for each individual who (1) is currently receiving health care continuation coverage under COBRA or applicable state Law, (2) is eligible to receive health care continuation coverage under COBRA or applicable state Law and with respect to whom the “election period” (as defined in Section 4980B(f)(5) of the Code) has not expired, or (3) will otherwise be an “M&A Qualified Beneficiary” (as such phrase is defined in Treasury Regulation § 54.4980B-9); or (B) any participant initiated rollover of plan assets from any cash or deferred arrangement of the Company within the meaning of Section 401(k) of the Code to any cash or deferred arrangement of Alliqua or any of its Affiliates; and (ii) neither of the events set forth in clause (i), provided that the conditions set forth in clause (i) are satisfied, shall be treated as resulting in Alliqua or any of its Affiliates being subject to any Excluded Liabilities under this Agreement.”

Section 5.21        Employment Matters.

(a)                Section 5.21(a) of the Disclosure Schedules contains a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date;

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(iv) current annual base compensation rate, including annual salary for employees paid by salary and hourly rate of pay for employees paid by the hour; (v) status as an exempt or non-exempt employee; (vi) commission, bonus or other incentive-based compensation; and (vii) a description of the fringe benefits provided to each such individual as of the date hereof, including, without limitation, accrued, unused paid time off. As of the date hereof, all compensation, including wages, overtime, commissions and bonuses, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full on the audited balance sheet contained in the Closing Working Capital Statement) and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions or bonuses.

(b)               The Company is not, and within the last five (5) years has not been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and within the last five (5) years has not been, any Union representing or purporting to represent any employee of the Company. To the Company’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining, and no certification question, demand for recognition, representation proceedings or other unionization activities exists or has existed with respect to any employees of the Company. Within the last five (5) years there has not been, nor to the Company’s Knowledge is there pending or threatened, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any of its employees or any grievances, arbitrations, claims of unfair labor practices or other collective bargaining disputes or arbitrations pending or threatened against the Company. The Company has no duty to bargain with any Union.

(c)                The Company is and has been in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Company, including all Laws relating to labor relations, employment, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, occupational safety, terms and conditions of employment, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, tax withholding, tax payment, pay equity, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance, except where the failure to be in compliance would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. All individuals characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Actions against the Company pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitration entity in connection with or arising from any current or former applicant, employee, consultant or independent contractor of the

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Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.

(d)               The Company has not, since January 1, 2010, effectuated: (i) any “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company; (ii) any “mass layoff” (as defined in the WARN Act or any similar state, local or foreign Law) affecting any site of employment or facility of the Company; or (iii) reduced hours in a manner to trigger the WARN Act or any similar state, local or foreign Law. The Company has complied with the WARN Act, and it has no plans to undertake any action in the future that would trigger the WARN Act.

(e)                To the Company’s Knowledge, no service provider of the Company has disclosed or used trade secrets or proprietary information in violation of any written agreement with a former employer or other Entity relating to the disclosure or use of trade secrets or proprietary information. To the Company’s Knowledge, no employee or group of employees has threatened to terminate employment with the Company.

(f)                There are no material Liabilities, whether contingent or absolute, of the Company relating to workers’ compensation benefits that are not fully insured against by a bona fide third-party insurance carrier. With respect to each Benefit Plan and with respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under such insurance policy or fund have been paid.

Section 5.22        Taxes.

(a)                All income Tax Returns and other material Tax Returns required to be filed on or before the Closing Date by the Company have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All material Taxes shown due and owing by the Company on such Tax Returns have been timely paid.

(b)               The Company is not, and has not been, a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(c)                The Company is not a party to any Action by any taxing authority. The Company has not received any written notice of any pending or threatened Actions by any taxing authority.

(d)               There are no Encumbrances for Taxes (other than for Permitted Encumbrances) upon the Contributed Assets.

Section 5.23        Books and Records. The minute books and Company Membership Interest record books of the Company, all of which have been made available to Parent, are

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complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the Members, the Company Board and any committees of the Company Board, and no meeting, or action taken by written consent, of any such Members, Company Board or committee has been held for which minutes have not been prepared and are not contained in such minute books.

Section 5.24        Related Party Transactions. No executive officer, manager or director of the Company or any person owning 5% or greater of the Company Membership Interests (or any of such person’s immediate family members or Affiliates or associates) is a party, either directly or indirectly, to any Contract with or binding upon the Company or any of its assets, rights or properties or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

Section 5.25        Banks; Powers of Attorney. Section 5.25 of the Disclosure Schedules lists as of the date hereof the names and locations of all banks in which the Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth in Section 5.25 of the Disclosure Schedules, no Person holds a power of attorney to act on behalf of the Company.

Section 5.26        Other Regulatory Matters.

(a)                The Company does not Manufacture any Company Product other than TheraGauze. To the Company’s Knowledge, the Company is in compliance with all applicable FDA Laws and has obtained all required FDA registrations, approvals, clearances, authorizations, and/or has made all required notifications to the FDA that are necessary for the Company’s Manufacture, Promotion, use, sale, or distribution, as applicable, of the Company Products, except where the failure to do so would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and (i) any FDA registrations, approvals, clearances, authorizations, and notifications required by the Company are currently valid and in full force, (ii) all such required FDA registrations, approvals, clearances, authorizations, and notifications, whether oral, written or electronically delivered, were true, accurate and complete in all material aspects as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material aspects as of the date hereof, and do not misstate any of the statements or information included therein, or omit to state a fact necessary to make the statements therein not misleading, and (iii) the FDA has not notified Company or, to the Company’s Knowledge, any Manufacturer of any threatened or actual revocation or suspension of any such required registration, approval, clearance, authorization, or notification.

(b)               The Company has not received any notice or allegation of a violation of or observation of non-compliance with any FDA Law within the last five (5) years, whether in the form of inspection observations under an FDA Form 483, an FDA Establishment Inspection Report, an FDA Warning Letter or Untitled Letter, post-sale warning, seizure,

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or any other form of administrative or judicial enforcement action by any Governmental Authority.

(c)                To the Company’s Knowledge, the Company has submitted all reports and other information and records required to be submitted by the Company to the FDA, the American Association of Tissue Banks, or any other Governmental Authority with respect to the Company Products; and, all such reports, information, and records, whether oral, written or electronically delivered, were true, accurate and complete in all material aspects as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material respects as of the date hereof, and do not misstate any of the statements or information included therein, or omit to state a fact necessary to make the statements therein not misleading. To the Company’s Knowledge, no circumstances have arisen that would require the Company to submit a Biological Product Deviation Report to the FDA.

(d)               The Company has not conducted any Recall, nor has Company received requests or demands from any Governmental Authority, customer, end user, or any other Person that a Company Product should be Recalled, nor does the Company have Knowledge of any circumstance that could reasonably be expected to lead to a Recall.

(e)                Product Safety.

(i)                 To the Company’s Knowledge, other than as required during the ordinary course of the FDA approval process, the Company has not been required to file with the FDA a report concerning an adverse reaction or an adverse event or to file any other report or provide information to any product safety agency (other than the FDA), commission, board or other Governmental Authority of any jurisdiction, concerning actual or potential hazards with respect to any Company Product. To the Company’s Knowledge, each Company Product complies with all applicable material product safety standards of each applicable product safety agency, commission, board or other Governmental Authority.

(ii)               To the Company’s Knowledge, each Company Product is, and at all relevant times has been, fit for the purposes for which it is intended to be used. To the Company’s Knowledge, any use for which the Company has Promoted a Company Product conforms to any promises or affirmations of fact made in all regulatory filings pertaining thereto and made on the container or label for such Company Product. To the Company’s Knowledge, there is no design or manufacturing defect with respect to any Company Product.

(iii)             The Company has not received any notice of, and to the Knowledge of the Company, there is no reasonable basis for, any Action against the Company for any Liability arising out of any injury to any person or property as a result of a Company Product.

(f)                Clinical Trials.

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(i)                 All preclinical and clinical trials currently being conducted, supervised or monitored by the Company have been conducted in material compliance with all applicable Laws, and the regulations and requirements of any Governmental Authority, including, but not limited to, FDA good clinical practice and good laboratory practice requirements. The Company has obtained and maintained any necessary Institutional Review Board (“IRB”) approvals of clinical trials currently being conducted by the Company which are required to be obtained and maintained by the Company. In no clinical trial conducted, supervised or monitored by the Company has IRB approval ever been suspended, terminated, put on clinical hold, or voluntarily withdrawn because of deficiencies attributed to the Company.

(ii)               To the best of the Company’s Knowledge, Section 5.26(f) of the Disclosure Schedules sets forth a complete and accurate listing of all preclinical, scientific (in vitro) and clinical studies, together with the dates and brief descriptions of such studies, previously or currently undertaken or sponsored by the Company with respect to any Company Product. All material information regarding the efficacy, safety and utility of the Company Products has been collected and maintained in accordance with accepted industry practices and, to extent still reasonably available, will be readily accessible to Parent after the Effective Time.

Section 5.27        Health Care Legal Requirement Matters.

(a)                The Company and all Representatives acting on its behalf (with respect to actions taken on the Company’s behalf) are in compliance in all material respects with all applicable Health Care Legal Requirements, including with respect to the Company’s business, properties, assets and the Company Products. Neither the Company nor any Representative acting on its behalf is a party to any Contract (including any consulting agreement or speaking arrangement) with, or paid or has agreed to pay compensation to, any Health Care Professional other than in each case Contracts and compensation that are in compliance with all applicable Health Care Legal Requirements.

(b)               All reports, data, documents, claims, notices or approvals required to be filed, obtained, maintained or furnished under any Health Care Legal Requirement to any Governmental Authority by the Company or Representatives acting on its behalf (with respect to actions taken on the Company’s behalf) have been so filed, obtained, maintained or furnished, and all such reports, documents, claims and notices were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(c)                To the Knowledge of the Company, there are no facts, circumstances or conditions that currently exist that would reasonably be expected to form the basis for any Action by a Governmental Authority against or affecting the Company, its business, its assets or the Company Products relating to any Health Care Legal Requirement.

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(d)               Neither the Company, nor any of its Affiliates or Representatives (i) is currently excluded, debarred, or otherwise ineligible to participate in the federal health care programs as defined in 42 U.S.C. § 1320a-7b(f) or any state healthcare program (collectively, the “Healthcare Programs”); (ii) has been convicted of a criminal offense or has engaged in any act or conduct that would be grounds for mandatory or permissive exclusion but has not yet been excluded, debarred, or otherwise declared ineligible to participate in any Healthcare Programs; and (iii) is not under investigation or otherwise aware of any circumstances which may result in being excluded from participation in the Healthcare Programs.

(e)                The Company is in compliance in all material respects, to the extent applicable, with the terms and provisions of all Healthcare Information Laws relating to individual or patient health information. The Company has conducted all necessary training and maintained evidence of such training, as required by the Healthcare Information Laws. The Company and each of the Subsidiaries has obtained and executed any business associate agreements as required by the Healthcare Information Laws, and such business associate agreements are in compliance with all applicable Healthcare Information Laws.

Section 5.28        Product and Service Warranties.

(a)                The Company does not make any warranty or guaranty as to goods manufactured, sold, leased, licensed or delivered or services provided by it, and there is no pending or, to the Knowledge of the Company, threatened claim alleging any breach of any such warranty or guaranty. All goods manufactured, sold, leased, licensed or delivered, or services provided by the Company have been in conformity with all applicable contractual commitments and all express and implied warranties.

(b)               Adequate reserves for any expense to be incurred by the Company as a result of any express or implied warranty or guaranty as to goods sold, leased or licensed, or services provided by, the Company prior to the Effective Time are reflected on the Financial Statements.

Section 5.29        Brokers. Except as set forth on Section 5.29 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions and other transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Company.

Section 5.30        Certain Payments. To the Knowledge of the Company, neither the Company nor any of its managers, directors, officers, agents or employees (in their capacities as such) has: (a) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of the Foreign Corrupt Practices Act of 1977, as amended; (b) made any other unlawful payment, gift or contribution, in each case for the purpose of: (x) obtaining favorable treatment in securing business; (y) paying for favorable treatment for business secured; or (z) obtaining special

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concessions or for special concessions already obtained; or (c) engaged in any business or effected any transactions with any Person (i) located in a Restricted Nation; (ii) that is owned, controlled by or acting on behalf of an individual, business or organization in a Restricted Nation; (iii) that is a government of a Restricted Nation; (iv) that is owned, controlled by or acting on behalf of a government of a Restricted Nation; or (v) that is a named as a “specially designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list.

Section 5.31        Full Disclosure. No representation or warranty by the Company in this Agreement, no information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Registration Statement or Proxy Statement/Prospectus and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Parent or any of its Representatives pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Section 5.32        Investment Representations.

(a)                The Company is acquiring the Contribution Consideration as an investment for its own account and not with a view to the distribution thereof within the meaning of the Securities Act;

(b)               The Company is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in securities representing an investment decision like that involved in the acquisition of the Contribution Consideration, including investments in securities issued by Parent and comparable entities, has the ability to bear the economic risks of an investment in the Contribution Consideration and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to acquire the Contribution Consideration;

(c)                The Company will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the securities comprising the Contribution Consideration, nor will the Company engage in any short sale that results in a disposition of any of the securities comprising the Contribution Consideration by the Company, except in compliance with the Securities Act and any applicable state securities laws;

(d)               The Company has had an opportunity to discuss this investment with representatives of Parent and ask questions of them;

(e)                The Company understands that the Contribution Consideration is being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act and state securities laws and that Parent is relying upon the truth and accuracy of, and the Company’s compliance with, the representations,

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warranties, agreements, acknowledgments and understandings of the Company set forth herein in order to determine the availability of such exemptions and the eligibility of the Company to acquire the Contribution Consideration;

(f)                The Company understands that nothing in the Agreement or any other materials presented to the Company in connection with the acquisition of the Contribution Consideration constitutes legal, tax or investment advice. The Company has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its acquisition of the Contribution Consideration;

(g)               The Company understands that its investment in the Contribution Consideration involves a significant degree of risk, including a risk of total loss of the Company’s investment, and the Company has full cognizance of and understands all of the risk factors related to the Company’s acquisition of the Contribution Consideration, including, but not limited to, those set forth in the Alliqua SEC Documents. The Company understands that no representation is being made as to the future value or market price of the Parent Common Stock;

(h)               The Company is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act;

(i)                 The Company understands that the Contribution Consideration will not be transferable except (a) pursuant to an available exemption from the Securities Act as evidenced by receipt by Parent of a written opinion of counsel for the Company, or other evidence, reasonably satisfactory to Parent to the effect that the proposed transfer is exempt from the registration requirements of the Securities Act and relevant state securities laws or (b) pursuant to an effective registration statement under the Securities Act. The Company understands that a restrictive legend shall be placed on certificates representing the Parent Common Stock and Warrants to be delivered to the Company at Closing in substantially the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED

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AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.”

Article VI. Representations and Warranties of the Alliqua Entities

Except as set forth in the correspondingly numbered Schedule of the Disclosure Schedules, the Alliqua Entities jointly and severally represent and warrant to the Company that the statements contained in this Article VI are true and correct as of the date hereof.

Section 6.01        Organization and Authority of Alliqua Entities. Each Alliqua Entity is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each Alliqua Entity has full corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Alliqua Entities of this Agreement and any Ancillary Document to which they are a party and the consummation by the Alliqua Entities of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Alliqua Entities and no other corporate proceedings on the part of the Alliqua Entities are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Alliqua Entities, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of the Alliqua Entities enforceable against the Alliqua Entities in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). When each Ancillary Document to which an Alliqua Entity is or will be a party has been duly executed and delivered by an Alliqua Entity (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the applicable Alliqua Entity enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

Section 6.02        No Conflicts; Consents. The execution, delivery and performance by the Alliqua Entities of this Agreement and the Ancillary Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of any of the Alliqua Entities; (b) subject to, in the case of the Transactions, obtaining the Requisite Alliqua Vote, conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to

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any Alliqua Entity; (c) except as set forth in Section 6.02 of the Disclosure Schedules, require the consent, notice or other action by any Person under any Contract to which any Alliqua Entity is a party; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Alliqua Entities, except in the cases of clauses (b), (c) and (d) where the conflict, violation, breach, default, acceleration, termination, modification, cancellation, failure to give notice or Encumbrance would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any Alliqua Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing with the SEC of the Registration Statement and Proxy Statement/Prospectus relating to the approval of this Agreement by the holders of Shares and the issuance of Parent Shares in the Transactions, (iii) the filing with the SEC of the Distribution Registration Statement relating to the registration of the Registrable Securities, (iv) such other filings (including Form D filings), permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, Nasdaq or “blue sky” laws of any state, and (v) such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 6.03        Capitalization; Subsidiaries.

(a)                As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000 shares of Parent Common Stock. As of the date hereof, 1,000 shares of Parent Common Stock were issued and outstanding. All shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. Each outstanding share of capital stock of each Subsidiary of Parent that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(b)               As of the date of this Agreement, the authorized capital stock of Alliqua consists of 95,000,000 shares of Alliqua Common Stock and 1,000,000 shares of preferred stock, $0.001 par value (“Alliqua Preferred Stock”). As of September 29, 2016, (a) 29,672,025 shares of Alliqua Common Stock were issued and outstanding, (b) options to purchase 7,427,279 shares of Alliqua Common Stock were outstanding, (c) no Alliqua RSUs were outstanding, (d) 1,473,217 Alliqua Restricted Shares were outstanding, (e) warrants to purchase 3,365,407 shares of Alliqua Common Stock were outstanding and (f) no shares of Alliqua Preferred Stock were issued and outstanding. All shares of Alliqua Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. Each outstanding share of capital stock of each Subsidiary of Alliqua that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

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Section 6.04      No Prior Merger Sub Operations. Each of Parent and Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

Section 6.05        Brokers. Except for Cowen and Company LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions and other transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Alliqua Entities.

Section 6.06        Alliqua SEC Documents. Since January 1, 2015, Alliqua has timely filed all Alliqua SEC documents (“Alliqua SEC Documents”) to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act. No such Alliqua SEC Document, as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amendment), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they are made, not misleading. As of their respective dates, all Alliqua SEC Documents complied as to form in all material respects with federal securities Laws and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of Nasdaq (“U.S. Securities Laws”). No Subsidiary of Alliqua is required to file any registration statement, prospectus, report, schedule, form, statement or other document with any applicable securities regulatory authority, including the SEC, or self-regulatory organization, other than Parent in connection with the Transactions. Except as set forth in the Alliqua SEC Documents, since the last day of the quarter end reported upon by Alliqua by the filing with the SEC of Alliqua’s most recent Quarterly Report on Form 10-Q, with respect to Alliqua, there has not been any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Alliqua. As used in this Article VI, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

Section 6.07        Financial Statements. Each of the financial statements of Alliqua (including the related notes) included or incorporated by reference in the Alliqua SEC Documents comply as to form and content in all material respects with applicable accounting requirements and U.S. Securities Laws with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Alliqua and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

Section 6.08        Liabilities and Obligations; Sarbanes-Oxley Act. Except for liabilities and obligations incurred in the ordinary course of business consistent with past practice or as contemplated hereunder in connection with the Transactions, since the date of the most recent

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consolidated balance sheet included in the Alliqua SEC Documents, neither Alliqua nor any of its Subsidiaries has incurred any new liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Alliqua and its consolidated Subsidiaries or in the notes thereto. Alliqua is in compliance in all material respects with applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq. Alliqua has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Alliqua’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Alliqua in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Alliqua as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The management of Alliqua has completed its assessment of the effectiveness of Alliqua’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and such assessment concluded that such controls were effective. The management of Alliqua has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to Alliqua’s outside auditors and the audit committee of Alliqua’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect in any material respect Alliqua’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Alliqua’s internal control over financial reporting.

Section 6.09        Comment Letters. There are no outstanding or unresolved comments in any comment letters of the SEC or self-regulatory organization received by Alliqua relating to the Alliqua SEC Documents. Alliqua has heretofore made available to the Company true, correct and complete copies of all written correspondence between Alliqua and the SEC occurring since January 1, 2015 (except for such correspondence which is publicly available on the SEC’s EDGAR website). None of the Alliqua SEC Documents is, to the knowledge of Alliqua, the subject of ongoing SEC or self-regulatory organization review.

Section 6.10        Off-Balance Sheet Arrangements. Neither Alliqua nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Alliqua or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Alliqua or any of its Subsidiaries in Alliqua’s financial statements or other Alliqua SEC Documents.

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Section 6.11       Material Amendments to Filed Documents. Alliqua has heretofore furnished or made available to the Company complete and correct copies of all material amendments and modifications that have not been filed by Alliqua with the SEC to all agreements, documents and other instruments that previously had been filed by Alliqua with the SEC and are currently in effect.

Section 6.12        Opinion of Financial Advisor. The board of directors of Alliqua has received the opinion of Cowen and Company LLC, Alliqua’s financial advisor in connection with the Transactions, to the effect that, as of the date of the opinion, and based upon and subject to the various assumptions, qualifications limitations and other matters set forth therein, the consideration to be paid by the Alliqua Entities in the Transactions pursuant to the terms of this Agreement is fair, from a financial point of view, to the Alliqua Entities. A signed copy of such opinion has been delivered to the Company for informational purposes only.

Section 6.13        Compliance with Laws. Each of the Alliqua Entities is in compliance with all Laws applicable to it or its business, properties or assets, except where the failure to be in compliance would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. No investigation, review or Proceeding by any Governmental Authority in relation to any actual or alleged material violation of Law by any Alliqua Entity is pending or, to the knowledge of the Alliqua Entities, threatened, nor has any Alliqua Entity received any written notice from any Governmental Authority indicating an intention to conduct the same. No Alliqua Entity is a party to any consent or similar Contract with a Governmental Authority that would reasonably be expected to, either individually or in the aggregate, result in a Material Adverse Effect. No Alliqua Entity has received any written notice of, or been charged with, the violation of any material Law. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Permits required for the Alliqua Entities to conduct their businesses as currently being conducted and as presently planned to be conducted have been obtained by them and all such Permits are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full.

Section 6.14        Legal Proceedings. There are no Actions pending or, to the Alliqua Entities knowledge, threatened against or by any Alliqua Entity or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

Section 6.15        Taxes.

(a)                All income Tax Returns and other material Tax Returns required to be filed on or before the Closing Date by Alliqua have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All material Taxes shown due and owing by Alliqua on such Tax Returns have been timely paid.

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(b)               Alliqua is not, and has not been, a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(c)                Alliqua is not a party to any Action by any taxing authority. Alliqua has not received any written notice of any pending or threatened Actions by any taxing authority.

(d)               There are no Encumbrances for Taxes (other than for Permitted Encumbrances) upon the assets of Alliqua.

Section 6.16        Tax Characterization. Neither Alliqua nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Company Contribution, the Alliqua Merger and, to the extent applicable, the Financing, taken together, from qualifying as an “exchange” governed by the provisions of Section 351 of the Code.

Section 6.17        Private Placement. Subject to the accuracy of the representations and warranties provided by the Company in Section 5.32, the issuance of the Contribution Consideration to the Company in conformity with the terms of this Agreement is exempt from the registration requirements of Section 5 of the Securities Act.

Article VII. Covenants

Section 7.01        Conduct of Business Prior to the Closing.

(a)                From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Alliqua or Parent, the Company shall (x) conduct the Business of the Company in the ordinary course of business consistent with past practice, (y) maintain and preserve intact the Contributed Assets, current organization, Business and franchise of the Company and preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company, consistent with past practices and (z) not incur any Liabilities except in the ordinary course of its business and in amounts consistent with past practices. Without limiting the foregoing, from the date hereof until the Closing Date, the Company shall:

(i)                 preserve and maintain all of its Permits;

(ii)               pay its debts, Taxes and other obligations when due;

(iii)             maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(iv)             continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

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(v)               defend and protect its properties and assets from infringement or usurpation;

(vi)             perform all of its obligations, in all material respects, under all material Contracts relating to or affecting its properties, Contributed Assets or Business;

(vii)           maintain its books and records in accordance with past practice;

(viii)         comply in all material respects with all applicable Laws;

(ix)             not form any Subsidiaries;

(x)               not incur, create or assume any Lien (other than Permitted Liens) on any of the Contributed Assets;

(xi)             not sell, lease, license, transfer or dispose of any Contributed Assets or any other material assets of the Business;

(xii)           not enter into any new material Contract, arrangement or commitment related to the Contributed Assets or the Business, or terminate (except termination due to the passage of time under existing terms of any such Contracts), or modify or amend in any material respect, any such Contract, arrangement or commitment;

(xiii)         not dispose of or permit to lapse any rights in, to or for the use of any Intellectual Property;

(xiv)         not settle any Actions (i) that would impair the ability of the Company to consummate the Transactions, or (ii) affecting or relating to the Contributed Assets or the Business;

(xv)           not commence any Action relating to the Contributed Assets or the Business;

(xvi)         not incur any new Indebtedness of the Business;

(xvii)       not increase the compensation payable or to become payable to any employee of the Business or grant any bonus (except with respect to sales commissions and sales related bonuses to sales representatives and sales managers consistent with past practices and sales compensation policy), severance or termination pay to any employee of the Business, or enter into any employment or severance agreement with any employee of the Business, or establish, adopt, enter into or amend any collective bargaining agreement or any Benefit Plan;

(xviii)     not hire or employ any new employee (except to replace any existing employee that resigns or is terminated and is needed in the reasonable

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opinion of the Company to continue operations in the ordinary course to Closing, provided that such replacement’s compensation is consistent with past practices);

(xix)         not change any of the accounting methods used in the preparation of the Audited Financial Statements;

(xx)           not pay, discharge or satisfy any claims, Liabilities or obligations in excess of $10,000 (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, Liabilities or obligations in the ordinary course consistent with past practice; and

(xxi)         not take or permit any action that would cause any of the changes, events or conditions described in Section 5.08 to occur.

(b)               From the date hereof until the Closing, except as otherwise contemplated by this Agreement, as set forth in Section 6.02 of the Disclosure Schedules or consented to in writing by the Company, Alliqua and Parent shall (x) conduct the Business of Alliqua in the ordinary course of business consistent with past practice, (y) maintain and preserve intact the  current organization, business and franchise of Alliqua and preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with Alliqua, consistent with past practices and (z) not incur any Liabilities except in the ordinary course of its business and in amounts consistent with past practices. Without limiting the foregoing, except as otherwise provided in this Agreement with respect to securities to be issued as part of the Financing and the shares of Parent Common Stock issuable in the Transactions, from the date hereof until the Closing Date, neither Alliqua nor Parent shall directly or indirectly, (1) offer for sale, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Alliqua Common Stock or Parent Common Stock or securities convertible into or exercisable or exchangeable for shares of Alliqua Common Stock or Parent Common Stock (other than shares of Alliqua Common Stock issued pursuant to (i) employee benefit plans, qualified stock option plans, or other employee compensation plans or arrangements existing on the date hereof, (ii) currently outstanding options, warrants or rights or (iii) any Contract, arrangement or commitments set forth in Section 7.01(b) of the Disclosure Schedules), or sell or grant new options, rights or warrants with respect to any shares of Alliqua Common Stock or Parent Common Stock or securities convertible into or exercisable or exchangeable for Alliqua Common Stock or Parent Common Stock (other than the grant of options pursuant to any equity incentive plans existing on the date hereof), (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the consequences of ownership of such shares of Alliqua Common Stock or Parent Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Alliqua Common Stock or Parent Common Stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any

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amendments, with respect to the registration of any shares of Alliqua Common Stock or Parent Common Stock or securities convertible into or exercisable or exchangeable for Alliqua Common Stock or Parent Common Stock or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of the Company.

Section 7.02        Access to Information.

(a)                From the date hereof until the Closing, the Company shall (i) afford Alliqua and its Representatives full and free access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (ii) furnish Alliqua and its Representatives with such financial, operating and other data and information related to the Company as Alliqua or any of its Representatives may reasonably request; and (iii) instruct the Representatives of the Company to cooperate with Alliqua in its investigation of the Company. Any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. No investigation by Alliqua or other information received by Alliqua shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement.

(b)               Except as set forth in Section 7.11 hereof, Alliqua and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated February 6, 2016 and amended on June 20, 2016, between Alliqua and the Company (as amended, the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 7.03        No Negotiation.

(a)                Other than with Alliqua and its Affiliates, from and after the date hereof until the Closing Date (or earlier termination of this Agreement), the Company shall not (and shall not authorize or permit any of its Representatives or Affiliates to) directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage or induce the making of, submission or announcement of, any inquiries or any proposal or offer from any Person related to an Acquisition Transaction or take any action that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer from any Person; (ii) other than informing Persons of the existence of this Section 7.03, furnish any information regarding the Company to any Person in connection with or in response to an Acquisition Transaction or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Transaction; (iv) approve, endorse or recommend any Acquisition Transaction; (v) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Transaction; or (vi) enter into any letter of intent or similar document or any other

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Contract having a primary purpose of effectuating, or which would effect, any Acquisition Transaction.

(b)               The Company shall promptly (and in any event within two (2) Business Days after receipt thereof) advise Alliqua in writing of any inquiry or proposal or offer received by the Company or any of its Representatives related to an Acquisition Transaction (an “Acquisition Proposal”) or any request for nonpublic information relating to the Company (including the identity of the Person making or submitting such inquiry, proposal, offer or request, and the terms thereof) that is made or submitted by any Person in connection with an Acquisition Proposal. The Company shall promptly notify Alliqua in writing of any material modification to any such inquiry, proposal, offer or request related to an Acquisition Transaction.

(c)                The Company shall, and shall cause its Affiliates, Representatives and holders of Company Membership Interests to, immediately cease and cause to be terminated any existing discussions with any Person (other than Alliqua and its Affiliates) that relate to any Acquisition Transaction. The Company will promptly request that each Person (other than Alliqua and its Affiliates) that has executed, within twelve (12) months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Acquisition Transaction return all confidential information pertaining to the Company heretofore furnished to such Person by or on behalf of the Company.

(d)               Neither the Company Board, nor any committee thereof, nor the Manager shall: (i) withdraw, qualify, amend or modify in a manner adverse to Parent or Alliqua, or propose publicly to withdraw, qualify, amend or modify in a manner adverse to Parent or Alliqua, or otherwise make any statement inconsistent with, the Manger Recommendation or the Company Board Recommendation or resolve or agree to take any such action; (ii) recommend, adopt or approve any Acquisition Proposal or propose publicly to recommend, adopt or approve any Acquisition Proposal or resolve or agree to take any such action; or (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which requires the Company to abandon, terminate or fail to consummate the Company Contribution and the other transactions contemplated hereby or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or resolve or agree to take any such action.

Section 7.04        Proxy Statement/Prospectus and Registration Statement; Information Supplied; Alliqua Stockholders Meeting.

(a)                As promptly as reasonably practicable following the date of this Agreement, Alliqua shall, with the assistance of the Company, cause Parent to prepare and file with the SEC the Registration Statement (in which the Proxy Statement/Prospectus will be included).  Alliqua, Parent and the Company will cooperate with each other in the preparation of the Registration Statement.  Without limiting the

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generality of the foregoing, the Company will furnish to Parent in writing the information relating to it required by the Securities Act or the Exchange Act to be set forth in the Registration Statement, including, without limitation, the audited financial statements required by Form S-4.  Parent shall use its commercially reasonable efforts to (i) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (ii) resolve all SEC comments with respect to the Registration Statement as promptly as practicable after the receipt thereof, and thereafter, Alliqua shall use its commercially reasonable efforts to deliver the Proxy Statement/Prospectus to its stockholders. Alliqua and Parent shall also use commercially reasonable efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements in connection with the Transactions and to consummate the other transactions contemplated hereby and will pay all expenses incident thereto.

(b)               The Company, Alliqua and Parent each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or its Affiliates for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement, including the Proxy Statement/Prospectus becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the Stockholders of Alliqua and at the time of the Alliqua Stockholders Meeting, or any adjournment or postponement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Alliqua, Parent and the Company will cause the Registration Statement, including the Proxy Statement/Prospectus to comply as to form in all material respects with the applicable provisions of the Exchange Act and Securities Act.

(c)                The Company and the Alliqua Entities shall cooperate with each other in the preparation of the Registration Statement, including the Proxy Statement/Prospectus required hereunder. Each of the Alliqua Entities and the Company and their respective counsels shall be given a reasonable opportunity to review and comment upon the Proxy Statement/Prospectus and the Registration Statement prior to the filing thereof with the SEC, and shall provide any comments thereon as soon as reasonably practicable. The Alliqua Entities shall promptly notify the Company and its counsel of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Shares issuable in connection with the Alliqua Merger for offering or sale in any jurisdiction, or of the receipt of any written comments or other material communications such party or its counsel receives from time to time from the SEC or its staff with respect to the Registration Statement or the Proxy Statement/Prospectus, and shall provide the other party with copies of any written responses to and telephonic notification of any material verbal responses received from the SEC or its staff by such party or its counsel with respect to the Registration Statement

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or the Proxy Statement/Prospectus. If at any time prior to the time the Requisite Alliqua Vote is obtained, any party shall become aware of the occurrence of any event or other circumstance relating to it or any of its Affiliates as to which an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus shall be required, such party shall promptly notify the other party and Parent, Alliqua and the Company each shall use its reasonable best efforts to promptly prepare and file with the SEC such amendment or supplement and promptly thereafter disseminate the Proxy Statement/Prospectus to the stockholders of Alliqua to the extent legally required.

(d)               As promptly as reasonably practicable after the Registration Statement is declared effective, Alliqua, acting through the Alliqua Board, shall take all action necessary to duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of obtaining the Requisite Alliqua Vote (the “Alliqua Stockholders Meeting”). The Alliqua Board shall take all lawful action to solicit approval of this Agreement and shall use commercially reasonable efforts to ensure that all proxies solicited in connection with the Alliqua Stockholders Meeting are solicited in compliance with applicable Law.

Section 7.05        Distribution Registration Statement.

(a)                Parent shall no later than 180 days following the Closing Date, prepare and file with the SEC a registration statement on Form S-3 or, if Form S-3 is not then available to Parent, on Form S-1 or such other form of registration statement as is then available, relating to the distribution of the Registrable Securities by the Company to its members (the “Distribution Registration Statement”); prior to the filing, Parent shall provide the Company and its counsel an opportunity to review and comment on the Distribution Registration Statement.

(b)               Parent shall use its commercially reasonable efforts, subject to receipt of necessary information from the Company, to cause the SEC to declare the Distribution Registration Statement effective by the earlier of (i) 240 days or, if the Distribution Registration Statement is selected for review by the SEC, 300 days after the Closing Date and (ii) the fifth Business Day after the date Parent is notified (orally or in writing, whichever is earlier) by the SEC that the Distribution Registration Statement will not be reviewed or will not be subject to further review, unless Parent is required by applicable securities rules and regulations to update the financial statements included or incorporated by reference into the Distribution Registration Statement prior to such effectiveness, in which case Parent shall file the updated financial statements in the timeframe required by applicable securities rules and regulations or amend the Distribution Registration Statement upon the completion of such financial statements in order to include such updated financial statements and request effectiveness of the Distribution Registration Statement as soon as reasonably practicable thereafter.

(c)                Parent shall promptly prepare and file with the SEC such amendments and supplements to the Distribution Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Distribution Registration Statement

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effective until the earliest of (i) two years after the effective date of the Distribution Registration Statement, (ii) such time as the Registrable Securities become eligible for resale by the Company or its members without any volume limitations or other restrictions pursuant to Rule 144(b)(1)(i) under the Securities Act or any other rule of similar effect, or (iii) such time as all Registrable Securities have been sold or disposed of pursuant to the effective Distribution Registration Statement and/or Rule 144 under the Securities Act (or any successor or similar provision adopted by the SEC then in effect).

(d)               Parent shall ensure that the Distribution Registration Statement complies as to form in all material respects with the applicable provisions of the Securities Act.

(e)                Parent shall furnish to the Company with respect to the Registrable Securities registered under the Distribution Registration Statement (and to each underwriter, if any, of such securities) such number of copies of prospectuses and such other documents as the Company may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Company or its members.

(f)                Parent may require the Company or any seller of Registrable Securities as to which any registration is being effected to furnish to Parent any other information regarding such seller and the distribution of such Registrable Securities as Parent may from time to time reasonably request in writing in order to comply with applicable securities law, including, without limitation a selling stockholder questionnaire.

(g)               If Parent (i) determines that the happening of any event results in the prospectus included in such Distribution Registration Statement containing an untrue statement of a material fact or omitting any material fact necessary to make the statements therein not misleading, (ii) is pursuing an acquisition, merger, reorganization, disposition or other similar transaction and the board of directors of Parent determines in good faith that Parent’s ability to pursue or consummate such a transaction would be materially and adversely affected by any required disclosure of such transaction in such Distribution Registration Statement or (iii) experiences some other material non-public event, the disclosure of which at such time, in the good faith judgment of the board of directors of Parent, would materially and adversely affect Parent, then upon written notice from Parent (a “Suspension Notice”), the Company or any such seller will forthwith discontinue disposition of Registrable Securities until the Company or any such seller is advised in writing by Parent that the use of the prospectus may be resumed and is furnished with a supplemented or amended prospectus, and if so directed by Parent, will deliver to Parent all copies of the prospectus covering such Registrable Securities current at the time of receipt of such notice. Parent will use commercially reasonable efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable. In no event shall the Company be suspended from selling Registrable Securities arising from an event described in clauses (i), (ii) or (iii) above for a period that exceeds an aggregate of ninety (90) days, or receive greater than two (2) Suspension Notices, in any 365-day period.

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(h)               The Company and any seller of Registrable Securities further agrees that it shall maintain in confidence and not disclose the receipt of any Suspension Notice, except with respect to its Affiliates, advisors, financing sources or other parties with a need to know such information and who have been informed of the confidentiality obligations herein.

(i)                 The Company and any seller under the Distribution Registration Statement agrees to comply with all applicable prospectus delivery requirements of the Securities Act and the plan of distribution included in the Distribution Registration Statement.

(j)                 Parent shall bear all expenses in connection with the procedures in paragraphs (a) through (e) of this Section 7.05 and the registration of the Registrable Securities pursuant to the Distribution Registration Statement, other than fees and expenses, if any, of counsel or other advisers to the Company or underwriting discounts, brokerage fees and commissions incurred by the Company, if any, in connection with the distribution of the Registrable Securities pursuant to the Distribution Registration Statement.

Section 7.06        Information in the Distribution Registration Statement. The Company, Alliqua and Parent each agree, as to itself and its Affiliates, that none of the information to be included or incorporated by reference in the Distribution Registration Statement to be filed with the SEC at the time the Distribution Registration Statement becomes effective will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 7.07        Nasdaq Listing. In addition to the covenant provided in Section 3.07, Parent and Alliqua shall use their respective commercially reasonable efforts to cause Parent Shares to be issued in the Transactions to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.08        Audited Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company shall, at the Company’s sole expense, provide Alliqua and Parent with the Company’s audited financial statements for all periods ending on or before the Closing Date as Alliqua or Parent may reasonably request, so that Parent can satisfy its current and future obligations under the Exchange Act and the Securities Act.

Section 7.09        Notice of Certain Events.

(a)                From the date hereof until the Closing, each party shall promptly notify the other parties in writing of:

(i)                 any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the party hereunder not being true and correct or (C) has resulted in, or could

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reasonably be expected to result in, the failure of any of the conditions set forth in Section 9.02 to be satisfied;

(ii)               any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent not otherwise disclosed in Section 5.03 and Section 6.02 of the Disclosure Schedules;

(iii)             any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)             any Actions commenced or, to the party’s Knowledge, threatened against, relating to or involving or otherwise affecting the party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(b)               Any party’s receipt of information pursuant to this Section 7.09(b) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the disclosing party in this Agreement (including Section 10.01 and Section 11.01) and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 7.10        Governmental Approvals and Consents.

(a)                Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)               The Company, Alliqua and Parent shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 5.03 and Section 6.02 of the Disclosure Schedules. Notwithstanding the foregoing, neither Parent nor the Company shall amend, modify, supplement or waive the terms and conditions of any Material Contract listed in the Company’s Disclosure Schedules without the prior consent of the other, nor shall either of them be obligated to pay or to commit to pay to any Person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person in connection with such consent, waiver or

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approval, except for immaterial customary fees and expenses expressly imposed by the terms of any such Material Contract.

(c)                Without limiting the generality of the parties’ undertakings pursuant to paragraphs (a) and (b) above, each of the parties hereto shall use commercially reasonable efforts to:

(i)                 respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;

(ii)               avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and

(iii)             in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.

(d)               All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between the Company and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e)                Notwithstanding the foregoing, nothing in this Section 7.09 shall require, or be construed to require, Alliqua, Parent or any of their Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Alliqua, Parent, the Company or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Alliqua or Parent of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

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Section 7.11       Closing Conditions. From the date hereof until the Closing, subject to the terms of this Agreement, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article IX hereof.

Section 7.12        Assistance with Financing.

(a)                The Company acknowledges that Alliqua or Parent will use commercially reasonable efforts to obtain financing after the date of this Agreement, including pursuant to (i) an equity and/or debt financing or any combination thereof and (ii) the assumption, refinancing, or restructuring of the SWK Credit Agreement and/or the Perceptive Credit Agreement in order to finance the Transactions and provide Parent with additional working capital following the Closing (collectively, the “Financing”). In furtherance of such efforts, Alliqua and Parent will need to provide third parties, including investors or lenders from whom Alliqua or Parent intends to obtain such Financing (the “Financing Parties”), the information which is reasonably customary in connection with the arrangement of equity or debt financing (the “Company Information”), including, without limitation, as promptly as practicable all historical financial and other pertinent historical information regarding the Company and its Affiliates as may be reasonably requested in writing by Alliqua in connection with the Financing (including such information which Alliqua has determined is necessary for the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Affiliates customary for such financing). Notwithstanding anything to the contrary contained in the Confidentiality Agreement, upon the reasonable request of Alliqua or Parent, the Company shall provide the Company Information to (i) Alliqua or Parent or (ii) a Financing Party upon such Financing Party’s customary undertaking of confidentiality. The Company shall provide reasonable cooperation, and shall cause its independent accountants to cooperate, as reasonably requested by Alliqua or Parent, in connection with the arrangement of, and the negotiation of agreements with respect to, any such financing. Additionally, Alliqua and Parent agree to permit the Company to review and comment on any documentation related to the Financing and will reasonably cooperate with the Company to request from the Financing Parties any reasonable material changes to such documentation requested by the Company.

(b)               From the date hereof through the Closing Date, the Company shall use its reasonable best efforts, at Alliqua’s sole expense, to provide, and shall cause its independent accountants to provide, Alliqua or Parent with such information as Alliqua or Parent may reasonably request (including Company Information and management representation letters required for any audit and accountants comfort letters required in connection with equity offerings) in connection with: (i) the completion of any private offering memorandums or other disclosure documents, (ii) Alliqua’s efforts to cause the Company’s financial statements and the pro forma financial information described in clause (iii) to comply with Regulation S-X of the SEC and (iii) the preparation of pro forma financial information for purposes of reports, or other filings of Alliqua and Parent (including the Registration Statement and the Proxy Statement/Prospectus or any other

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registration statement, any amendments thereto, or any prospectus or prospectus supplement in connection therewith) in accordance with the Securities Act or the Exchange Act.

(c)                From the date hereof through the Closing Date, in the event the SEC has comments or questions on any of the Company’s financial information, the Company shall use its reasonable best efforts to reasonably assist and cooperate, and shall cause its independent accountants to assist and cooperate, with Alliqua and Parent, their independent accountants and the SEC to resolve any such issues and questions regarding the Company Information and take such actions with respect to such financial statements or information as are reasonably necessary for Alliqua or Parent to satisfy its obligations under Regulation S-X of the SEC.

(d)               From the date hereof through the Closing Date, the Company shall use its reasonable best efforts to cooperate with reasonable requests of Alliqua or Parent in connection with their respective compliance with applicable Laws with respect to the transactions hereunder, including: (i) providing access to its management upon reasonable prior notice during normal business hours to assist with SEC reporting obligations of the transactions hereunder, including the preparation by Alliqua or Parent of pro forma financial statements and addressing purchase accounting issues; (ii) allowing access to the Company’s independent accountants (including to the extent required by such accountants, consent to the release of their work papers to Parent or Parent’s independent accountants), and discussing with the Company’s independent accountants appropriate consents to fulfill the reporting requirements of Alliqua or Parent, including financial statements and the notes thereto; (iii) assisting Alliqua in preparation of materials for offering documents, offering circulars or private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iv) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, and drafting sessions in connection with the Financing, (v) assisting in the amendment of any of the Company’s currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Alliqua and Parent, (vi) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective investors and containing a customary representation that such information does not contain a material misstatement or omission, and (vii) cooperating reasonably with the Financing Parties’ sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company.

Section 7.13        Section 16 Matters. Prior to the Effective Time, Alliqua and the Company shall take all such steps as may be reasonably required to cause any disposition of Parent Shares (including derivative securities with respect to Parent Shares) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the Transactions contemplated by this Agreement by each Person who will become subject to the reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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Section 7.14        Public Announcements. As soon as reasonably practicable after the date of this Agreement, Alliqua and the Company shall mutually agree upon a joint initial press release concerning this Agreement and the transactions contemplated hereby, which shall be disseminated at such time and in such manner as is agreed upon in writing by Parent and the Company (not to be unreasonably withheld, conditioned or delayed).

Section 7.15        Certain Agreements Regarding the SWK Credit Agreement.At the Closing, Alliqua and Parent shall either (i) pay off all obligations of the Company under the Company’s SWK Credit Agreement, or (ii) assume or refinance, on terms reasonably satisfactory to the Company and Alliqua, all obligations of the Company under the SWK Credit Agreement. If Alliqua elects to assume or refinance the obligations of the Company under the SWK Credit Agreement, Alliqua and the Company shall use their respective reasonable best efforts to obtain, at Alliqua’s sole expense, any necessary amendments, waivers or refinancing documents, in form and substance reasonably satisfactory to the Company and Alliqua, to the SWK Credit Agreement, so that no Default or Event of Default (each as defined therein) will exist (or otherwise give the lenders thereunder any right to accelerate payment of the loans thereunder) after giving effect to the Transactions and the other transactions contemplated by this Agreement.

Section 7.16        Amendment to the Supply Agreement.Alliqua shall use its commercially reasonable efforts to amend the Supply Agreement prior to the Closing in order to (a) extend its expiration date, (b) remove the Company from having any obligations or liabilities thereunder following the Closing and (c) remove any references to the Company as a potential licensor of any trademarks with respect to TheraSkin following the Closing.

Article VIII. Tax Matters

Section 8.01        Tax Consequences. (a) For U.S. federal income tax purposes, the Company Contribution, the Alliqua Merger and, to the extent applicable, the Financing, taken together, are intended to qualify as an “exchange” governed by Section 351(a) of the Code. From the date hereof through the Closing Date and beyond, each party hereto shall use its reasonable best efforts to cause the Company Contribution, the Alliqua Merger, and to the extent applicable, and the Financing taken together, to qualify as an “exchange” governed by the provisions of Section 351 of the Code, and shall not take any action reasonably likely to cause the Transactions not to so qualify. In addition, the Alliqua Merger is also intended to constitute a reorganization within the meaning of Section 368(a) of the Code. Parent, Merger Sub and Alliqua agree to adopt this Agreement as a “plan or reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations. The Parties shall not take any action or position, including with the filing of any Tax Returns, inconsistent with the treatment described in this Section 8.01(a).

(b) There is no current plan or intention for either Parent or Alliqua Surviving Corporation to (in a single transaction or a series of transactions) sell or otherwise dispose of more than 50% of its assets, including the Contributed Assets, within two years after the Closing Date.

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(c) There is no current plan or intention for Alliqua Surviving Corporation to liquidate or merge with or into Parent within two years after the Closing Date.

(d) There is no current plan or intention for Parent to liquidate or merge with or into Alliqua Surviving Corporation or a subsidiary of Alliqua Surviving Corporation, within two years after the Closing Date.

(e) None of the Company, Parent, Alliqua or Merger Sub will take or fail to take any action which prevents or could reasonably be expected to prevent the Company Contribution, the Alliqua Merger and, to the extent applicable, the Financing, taken together, to qualify as an “exchange” governed by the provisions of Section 351 of the Code.

Section 8.02        Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Parent when due. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company shall cooperate with respect thereto as necessary).

Section 8.03        Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements binding upon the Company or Alliqua shall be terminated as of the Closing Date, other than standard commercial agreements entered into in the ordinary course of business with vendors, customers, banks, lessors and the like, the principal purpose of which does not relate to Taxes. After such date neither Alliqua nor Parent shall have any further rights or liabilities thereunder.

Article IX. Conditions to Closing

Section 9.01        Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)                The Requisite Alliqua Vote shall have been obtained.

(b)               No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c)                All consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.17 and Section 7.10, shall have been duly obtained, made or given and shall be in full force and effect, in each case, in form and substance reasonably satisfactory to the other party, and no such consent, authorization, order and approval shall have been revoked.

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(d)               The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e)                Parent Shares to be issued in the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(f)                The Supply Agreement shall not have been revoked or otherwise terminated by SWAI.

(g)               To the extent that there are any amounts outstanding under the Perceptive Credit Agreement, the prior written consent of Perceptive shall have been obtained.

Section 9.02        Conditions to Obligations of the Alliqua Entities. The obligations of the Alliqua Entities to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Alliqua, at or prior to the Closing, of each of the following conditions:

(a)                Other than the representations and warranties of the Company contained in Section 5.01, Section 5.02(a), Section 5.04, Section 5.06 and Section 5.26, the representations and warranties of the Company contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Company contained in Section 5.01, Section 5.02(a), Section 5.04, Section 5.06 and Section 5.26 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b)               The Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date.

(c)                No Action shall have been commenced against Alliqua, Parent, Merger Sub or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d)               All approvals, consents and waivers that are listed on Section 5.03 of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Alliqua at or prior to the Closing.

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(e)                A Financing for gross proceeds (inclusive of any indebtedness under the SKW Credit Agreement and Perceptive Credit Agreement that is assumed, restructured or refinanced) of at least $45,000,000 shall have been completed and funded or Financing Parties shall be bound to complete a Financing immediately following the Closing that will result in gross proceeds (inclusive of any indebtedness under the SKW Credit Agreement and Perceptive Credit Agreement that is assumed, restructured or refinanced) of at least $45,000,000.

(f)                From the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect with respect to the Company.

(g)               The Company shall have delivered each of the closing deliverables set forth in Section 4.02(a).

Section 9.03        Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Company’s waiver, at or prior to the Closing, of each of the following conditions:

(a)                Other than the representations and warranties of the Alliqua Entities contained in Section 6.01 and Section 6.03, the representations and warranties of the Alliqua Entities contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of the Alliqua Entities contained in Section 6.01 and Section 6.03 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.

(b)               The Alliqua Entities shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date.

(c)                No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.

(d)               A Financing for gross proceeds (inclusive of any indebtedness under the SKW Credit Agreement and Perceptive Credit Agreement that is assumed, restructured or

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refinanced) of at least $45,000,000 shall have been completed and funded or Financing Parties shall be bound to complete a Financing immediately following the Closing that will result in gross proceeds (inclusive of any indebtedness under the SKW Credit Agreement and Perceptive Credit Agreement that is assumed, restructured or refinanced) of at least $45,000,000.

(e)                From the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Alliqua Entities, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect with respect to the Alliqua Entities.

(f)                All approvals, consents and waivers that are listed on Section 6.02 of the Alliqua Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to the Company at or prior to the Closing.

(g)               The Alliqua Entities shall have delivered each of the closing deliverables set forth in Section 4.02(b).

Article X. Indemnification

Section 10.01    Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is one (1) year from the Closing Date; provided, that the representations and warranties in (a) Section 5.01, Section 5.02(a), Section 5.04, Section 5.20, Section 6.01 and Section 6.03 shall survive indefinitely, and (b) Section 5.19, and Section 5.22 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party in accordance with Section 10.05 prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 10.02    Indemnification by the Company. Subject to the other terms and conditions of this Article X, the Company shall indemnify and defend each of the Alliqua Entities, their Affiliates and their respective Representatives (collectively, the “Parent Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Parent Indemnitees based upon, arising out of, with respect to or by reason of, without duplication:

(a)                any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement or in any certificate or instrument delivered by

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or on behalf of the Company pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)               any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement;

(c)                any claim made by any Member relating to such Person’s rights with respect to the Contribution Consideration;

(d)               any claim arising from or relating to the Excluded Assets or Excluded Liabilities;

(e)                (i) Taxes of the Company or Taxes that are imposed in connection with the Contributed Assets, in either case that are attributable to a Pre-Closing Tax Period and (ii) any Taxes imposed on the Company or its members related to the Company Contribution;

(f)                any Transaction Expenses or Closing Indebtedness of the Company outstanding as of the Closing to the extent not paid or satisfied by the Company at or prior to the Closing, or if paid by Parent or Alliqua at or prior to the Closing, to the extent not deducted in the determination of Company Closing Consideration; or

(g)               any claim or right asserted or held by any person who is a current officer or director of the Company (against the Company, against the Alliqua Entities, or against any Affiliate of the Alliqua Entities) of entitlement to indemnification or the reimbursement of expenses in connection with any indemnity claim or any other relief or remedy (under the Charter Documents, under any indemnification agreement or under any applicable Law providing for indemnification of directors or officers) with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time.

Section 10.03    Indemnification by Alliqua Entities. Subject to the other terms and conditions of this Article X, the Alliqua Entities, jointly and severally, shall indemnify and defend the Company, its Affiliates and their respective Representatives (collectively, the “Company Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Company Indemnitees based upon, arising out of, with respect to or by reason of, without duplication:

(a)                any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of any Alliqua Entity pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly

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relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)               any breach or non-fulfillment of any covenant, agreement or obligation to be performed by any Alliqua Entity pursuant to this Agreement; or

(c)                any claim, other than claims which the Parent Indemnitees would be entitled to indemnification under Section 10.02, arising from or relating to the Assumed Assets or Assumed Liabilities.

Section 10.04    Certain Limitations. The party making a claim under this Article X is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article X is referred to as the “Indemnifying Party.” The indemnification provided for in Section 10.02 and Section 10.03 shall be subject to the following limitations:

(a)                The Company shall not be liable to the Parent Indemnitees for indemnification under Section 10.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 10.02(a) exceeds $250,000 (the “Basket”), in which event the Company shall be required to pay or be liable for all such Losses in excess of the Basket. In addition, Parent shall not be liable to the Company Indemnitees for indemnification under Section 10.03(a) until the aggregate amount of all Losses in respect of indemnification under Section 10.03(a) exceeds the Basket, in which event Parent shall be required to pay or be liable for all such Losses in excess of the Basket.

(b)               Notwithstanding the foregoing, the limitations set forth in Section 10.04(a) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 5.01, Section 5.02(a), Section 5.04, Section 5.22, Section 6.01 and Section 6.03.

(c)                For purposes of this Article X, Losses shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to a representation or warranty; provided, however, that this Section 10.04(c) shall not apply to the determination of Losses with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 5.01, Section 5.02(a), Section 5.04, Section 5.22, Section 6.01 and Section 6.03.

Section 10.05    Indemnification Procedures.

(a)                Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification

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obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is the Company, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Parties. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 10.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 10.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Company and the Alliqua Entities shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)               Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 10.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the

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Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 10.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)                Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 10.06    Payments; Indemnification Escrow.

(a)                Notwithstanding anything herein to the contrary, except for Losses arising out of the matters described in Section 11.02, any Losses payable to a Parent Indemnitee pursuant to Article X shall only be satisfied from the Escrow Parent Shares in accordance with the terms of the Escrow Agreement. For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Parent Indemnitees’ only recourse against the Company or its Affiliates (other than equitable relief as set forth in Section 10.09 and other than Losses arising out of the matters described in Section 11.02) with respect to any indemnity obligations arising under this Agreement shall be the Escrow Parent Shares. If any payment is required to be made to a Parent Indemnitee pursuant to

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this Article X, Parent and the Company shall promptly provide joint written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to Parent out of the Escrow Account such number of Escrow Parent Shares that in the aggregate is equal in value to such required payment. The value of each Escrow Parent Share for the purposes of satisfying Losses pursuant to this Article X shall be the Fair Market Value, determined as of the Business Day immediately preceding the date of payment.

(b)               Notwithstanding anything herein to the contrary, except for Losses arising out of the matters described in Section 11.02, any Losses payable to a Company Indemnitee pursuant to Article X shall only be satisfied in the form of newly issued shares of Parent Common Stock (the “Indemnification Parent Shares”); provided, however, that in no event shall the maximum number of Indemnification Parent Shares so issued and delivered exceed a number of shares of Parent Common Stock equal to the Escrow Parent Shares (the “Indemnification Shares Cap”). For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Company Indemnitees’ only recourse against the Alliqua Entities or their Affiliates (other than equitable relief as set forth in Section 10.09 and other than Losses arising out of the matters described in Section 11.02) with respect to any indemnity obligations arising under this Agreement shall be the Indemnification Parent Shares up to the Indemnification Shares Cap. The value of each Indemnification Parent Share for the purposes of satisfying Losses pursuant to this Article X shall be the Fair Market Value, determined as of the Business Day immediately preceding the date of payment.

(c)                Upon the termination of the Escrow Account pursuant to the terms of the Escrow Agreement, the Escrow Agent shall disburse and release any Escrow Parent Shares remaining in the Escrow Account to the Company as set forth in the Escrow Agreement.

Section 10.07    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Company Closing Consideration for Tax purposes, unless otherwise required by Law.

Section 10.08    Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Article IX, as the case may be.

Section 10.09    Exclusive Remedies. Subject to Section 12.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set

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forth in this Article X. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article X. Nothing in this Section 10.09 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party's fraudulent, criminal or intentional misconduct.

Article XI. Termination

Section 11.01    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)                by the mutual written consent of the Company and the Alliqua Entities;

(b)               by Alliqua by written notice to the Company if:

(i)                 none of the Alliqua Entities is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article IX and such breach, inaccuracy or failure has not been cured by the Company within ten days of the Company’s receipt of written notice of such breach from Parent; or

(ii)               any of the conditions set forth in Section 9.01 or Section 9.02. shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date unless such failure shall be due to the failure of the Alliqua Entities to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii)             the conditions to closing set forth in Section 9.01 or Section 9.03. have been fulfilled, and the Company fails to consummate the transactions contemplated by this Agreement within thirty (30) days thereof;

(c)                by the Company by written notice to Alliqua if:

(i)                 the Company is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Alliqua Entities pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article IX and such breach, inaccuracy or failure has not been cured by the Alliqua Entities within ten days of Alliqua’s receipt of written notice of such breach from the Company; or

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(ii)               any of the conditions set forth in Section 9.01 or Section 9.03. shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date, unless such failure shall be due to the failure of the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii)             the conditions to closing set forth in Section 9.01 and Section 9.02 have been fulfilled, and Parent, Alliqua or Merger Sub fail to consummate the transactions contemplated by this Agreement within thirty (30) days thereof;

(d)               by Alliqua or the Company if:

(i)                 there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or

(ii)               if the Requisite Alliqua Vote shall not have been obtained at the Alliqua Stockholders Meeting or any adjournment or postponement thereof taken in accordance with this Agreement; or

(iii)             if the Transactions have not been consummated by January 31, 2017; provided, that, subject to the below, Parent may extend such date to February 28, 2017 and thereafter to March 31, 2017 with at least five (5) Business Days prior written notice to the Company prior to the applicable outside date if either (A) Parent has been unable to fulfill the closing condition set forth in Section 9.02(e) or (B) there are delays resulting directly from comments from the SEC with respect to the Registration Statement (the later of such dates, the “Outside Date”), and provided, that as a condition to the effectiveness of each one-month extension, Alliqua or Parent shall lend $350,000 to the Company prior to the first day of the applicable extension period to offset operating expenses of the Company during such month (each an “Extension Loan” and together, the “Extension Loans”). Each Extension Loan shall be evidenced by a promissory note, substantially in the form of the Bridge Loan Note, and shall be repaid in full upon the termination of this Agreement or the Closing.

Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Transactions.

Section 11.02    Effect of Termination.

If this Agreement is terminated pursuant to Section 11.01, all obligations of the parties hereunder shall terminate without any Liability of either party to the other party,

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except that any such termination of this Agreement shall not relieve: (a) any party of its liability to the other parties with respect to any fraud by such party or material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or the other Ancillary Documents, in each case occurring prior to such termination; or (b) the parties obligations under Section 7.02(b) and Article XII hereof.

Article XII. Miscellaneous

Section 12.01    Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Parent and the Company shall be equally responsible for the costs and expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Proxy Statement/Prospectus, if required, (including any SEC filing fees).

Section 12.02    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

If to the Company:	Soluble Systems, LLC 11830 Canon Boulevard Suite A Newport News, VA 23606 Facsimile: (757) 877-8870 E-mail: astaley@solublesystems.com Attention: Allan Stanley

with a copy to:	Troutman Sanders LLP 875 Third Avenue New York, NY 10022 Facsimile: (757) 687-1538 E-mail: John.Ramirez@troutmansanders.com Attention: John M. Ramirez, Esq.

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If to Alliqua, Parent or Merger Sub:	Alliqua BioMedical, Inc. 1010 Stony Hill Road, Suite 200 Yardley, PA 19067 Facsimile: (215) 702-8535 E-mail: djohnson@alliqua.com Attention: David Johnson

with a copy to:	Haynes and Boone, LLP 30 Rockefeller Plaza 26th Floor New York, NY 10112 Facsimile: (212) 884-8234 E-mail: rick.werner@haynesboone.com Attention: Rick A. Werner, Esq.

Section 12.03    Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 12.04    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 12.05    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.06    Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

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Section 12.07     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 12.08    No Third-party Beneficiaries. Except as provided in Article X, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.09    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Alliqua, Parent, Merger Sub and the Company at any time prior to the Effective Time; provided, however, that after the Requisite Alliqua Vote is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure on the part of Alliqua, Parent or Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company (with respect to any failure by Alliqua, Parent or Merger Sub) or by Alliqua, Parent or Merger Sub (with respect to any failure by the Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 12.10    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)                This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)               ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN NEW YORK COUNTY, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR

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CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)                EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 12.10(c).

Section 12.11    Specific Performance.

The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity; provided however, that the Company shall only be entitled to seek specific performance of the terms of this Agreement from the Alliqua Entities if (i) all of the conditions set forth in Section 9.01 and Section 9.02 have been fulfilled, (ii) the Financing has been funded or will be funded at the Closing and (iii) the Requisite Alliqua Vote has been obtained at the Alliqua Stockholders Meeting or any adjournment or postponement thereof taken in accordance with this Agreement; provided further however, that the Alliqua Entities shall only be entitled to seek specific performance of the terms of this Agreement from the Company if (a) all of the conditions set forth in Section 9.01 and Section 9.03 have been fulfilled, and (b) the Financing has been funded or will be funded at the Closing.

Section 12.12    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SOLUBLE SYSTEMS, LLC

By:	/s/ Allan R. Staley
Name: Allan R. Staley
Title: CEO & Manager

[Signature Page to Contribution Agreement and Plan of Merger]

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ALLIQUA HOLDINGS, INC.

By:	/s/ David Johnson
Name: David Johnson
Title: CEO

CHESAPEAKE MERGER CORP.

By:	/s/ Brian Posner
Name: Brian Posner
Title: President, Secretary & Treasurer

ALLIQUA BIOMEDICAL, INC.

By:	/s/ Brian Posner
Name: Brian Posner
Title: CFO

[Signature Page to Contribution Agreement and Plan of Merger]

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ANNEX B

OPINION OF COWEN AND COMPANY, LLC

October 4, 2016

The Board of Directors of

Alliqua Biomedical, Inc.

1010 Stony Hill Road, Suite 200

Yardley, PA 19067

Members of the Board:

In your capacity as members of the Board of Directors of Alliqua Biomedical, Inc., a Delaware corporation (“Alliqua”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to Alliqua, of the Consideration (as defined below) to be paid by Parent to or on behalf of Soluble Systems, LLC a Virginia limited liability company (the “Company”), in the Transactions (as defined below) pursuant to the terms of that certain Contribution Agreement and Plan of Merger (the “Agreement”) by and among Alliqua, Alliqua Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Alliqua (“Parent”), Chesapeake Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth therein, (i) the Company will contribute to Parent substantially all of the assets and property of the Company as well as certain liabilities of the Company (the “Company Contribution”), and (ii) Merger Sub will merge with and into Alliqua, with Alliqua surviving as a direct wholly-owned subsidiary of Parent (the “Merger” and together with the Company Contribution, the “Transactions”). On the terms and subject to the conditions contained in the Agreement, and in connection with the Transactions, Parent will (i) deliver the Subordinated Debt Payment Amount to the Subordinated Noteholders, (ii) deliver to SWK Funding LLC (“SWK”) the SWK Obligation Amount (or assume the obligation to pay the same), (iii) deliver to Skin and Wound Allograft Institute, LLC (“SWAI”) the SWAI Obligation Amount, and (iv) issue to the Company (a) warrants to purchase four million shares of the common stock of Parent, par value $0.001 per share (“Parent Common Stock”) (such warrants, “Warrant Consideration”), and (b) shares of Parent Common Stock with an aggregate value of (1) $35,000,000, as adjusted pursuant to the Agreement, minus (2) the Subordinated Debt Payment Amount, minus (3) the Unpaid Bridge Loan Amount, minus (4) the SWK Obligation Amount (Company Portion), minus (5) the SWAI Obligation Amount (Company Portion), minus (6) the Unpaid Extension Loan Amount (such shares, the “Equity Consideration”). The aggregate value of the Warrant Consideration, the Equity Consideration, the Subordinated Debt Payment Amount, the Unpaid Bridge Loan Amount, the Unpaid Extension Loan Amount, the SWK Obligation Amount (Company Portion) and the SWAI Obligation Amount (Company Portion) paid or assumed by Parent by or on behalf of the Company in the Transactions pursuant to the Agreement is herein referred to as the “Consideration.” The Transactions are to be consummated on terms and conditions more fully set forth in the Agreement.

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of Alliqua for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Board of Directors of Alliqua in connection with the Transactions. Pursuant to the terms of our engagement letter with Alliqua (the “Engagement Letter”), dated as of August 1, 2016 and as amended as of September 21, 2016, we will receive from Alliqua (i) a fee (the “Transaction Fee”) contingent upon the consummation of the Transactions, (ii) a fee (the “Break-up Fee”) if the Company receives any break-up fee if Transactions are not consummated, (iii) a fee for providing this Opinion without regard to whether the Transactions are ultimately consummated, but which is creditable against any Transaction Fee or Break-up Fee, and (iv) a fee if Alliqua obtains debt financing in connection with the Transactions from certain specified parties. In addition, Alliqua has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has served as a financial advisor to Alliqua in Alliqua’s acquisition of Celleration, Inc. in 2015, and served as a bookrunner on Alliqua’s follow-on offering of common stock in 2015, and has received fees for the rendering of such services. Excepted as stated in the immediately preceding sentence, in the two years preceding the date of this Opinion, Cowen has not had a material relationship with Alliqua or any other party to the Transitions and there are no material relationships mutually understood to be contemplated in which any compensation is intended to be received as a result of the relationship between Cowen and any party to the Transactions. Cowen and its affiliates may in the future provide commercial and investment banking services to Alliqua, Parent, the Company or their respective affiliates and may receive fees for the rendering of such services.

B-1

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	the financial terms and conditions of the Transactions contained in a draft of the Agreement, dated October 3, 2016, which is the most recent draft made available to us;

•	certain publicly available financial and other information for Alliqua and certain other relevant financial and operating data for Alliqua furnished to Cowen by the management of Alliqua;

•	certain financial and other information for the Company and certain other relevant financial and operating data for the Company furnished to Cowen by the management of the Company and the management of Alliqua;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”), prepared by the managements of the Company and Alliqua, certain internal financial analyses, financial forecasts, reports and other information concerning Alliqua (the “Alliqua Forecasts”) prepared by the management of Alliqua, and the amounts and timing of the cost savings expected to result from the Transactions furnished to us by the management of Alliqua (the “Expected Synergies”);

•	consensus estimates and financial projections in Wall Street analyst reports (together, “Wall Street Projections”) for Alliqua;

•	discussions we have had with certain members of the managements of each of the Company and Alliqua, respectively, concerning the historical and current business operations, financial condition and prospects of the Company and Alliqua, the Expected Synergies, and such other matters we deemed relevant;

•	certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;

•	the reported price and trading histories of the shares of the common stock of Alliqua, par value $0.001 per share (“Alliqua Common Stock”), as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	compared certain financial terms of the Transactions to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Alliqua, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of managements of the Company and Alliqua as to the existing products and services of the Company and Alliqua and the viability of, and risks associated with, the future products and services of the Company and Alliqua. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Alliqua. We have further relied upon Alliqua’s and the Company’s representations that all information provided to us by Alliqua or the Company, as applicable, is accurate and complete in all material respects. We have, with your consent, assumed that the financial forecasts and description of Expected Synergies which we examined were reasonably prepared by the respective managements of the Company and Alliqua on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of the Company and Alliqua, as applicable, and such projections and Expected Synergies, and the Wall Street Projections utilized in our analyses, provide a reasonable basis for our Opinion. All such projected financial information is based upon numerous variables and assumptions and actual results could vary significantly from those set forth in such projected financial information. We express no opinion as to the Company Forecasts, Alliqua Forecasts, the Wall Street Projections, the Expected Synergies or the assumptions on which they were made and do not in any respect assume any responsibility for the accuracy thereof.

B-2

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Alliqua since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Alliqua, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Alliqua, Parent or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters, either before or after consummation of the Transactions. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Transactions, as to which we have assumed that Alliqua and the Board of Directors of Alliqua have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness to Alliqua, from a financial point of view, of the Consideration to be paid by Parent to or on behalf of the Company in the Transactions pursuant to the terms of the Agreement. We express no view as to any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise, including, without limitation, the form or structure of the Transactions or any consequences of the Transactions on Alliqua, Parent, Merger Sub or their respective stockholders, creditors or employees or any other constituencies, including without limitation, the Financing. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transactions (including, without limitation, the Financing) will be satisfied without waiver thereof, and without any adjustment to the Consideration. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transactions. We have assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all other applicable federal and state statutes, rules and regulations.

B-3

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of Alliqua for its information and assistance in connection with its consideration of the financial terms of the Transactions and may not be reproduced, disseminated, quoted or referred to (in part or in whole) to any third party without our prior written consent. However, our Opinion may be reproduced in full in disclosure documents relating to the Transactions which Alliqua or Parent is required to file under the Securities Act or Exchange Act and distributed to Alliqua’s stockholders in accordance with the terms of the Engagement Letter. This Opinion does not constitute a recommendation to the Board of Directors or stockholders of Alliqua, Parent or the Company on whether or not to approve or to vote in favor of the Transactions or to take any other action in connection with the Transactions or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, Alliqua’s or Parent’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to other business strategies or transactions that might be available to Alliqua or Parent. Additionally, we were not engaged to be involved in any determinations of the Boards of Directors of Alliqua and Parent or the management of Alliqua to pursue strategic alternatives and we have not been authorized or requested to, and did not, investigate any other alternative transactions that may be available to Alliqua. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Consideration to be paid by Parent in the Transactions, (ii) the fairness of the Transactions or the Consideration to the holders of any class of securities, creditors or other constituencies of the Company, Parent or Alliqua, or (iii) whether Alliqua or Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration at the closing of the Transactions. Furthermore, we express no view as to the price or trading range for shares of Parent Common Stock following the consummation of the Transactions.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid by Parent to or on behalf of the Company in the Transactions pursuant to the terms of the Agreement is fair, from a financial point of view, to Alliqua.

Very truly yours,

/s/ Cowen and Company, LLC

B-4

ANNEX C

PROPOSED AMENDMENTS

TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLIQUA BIOMEDICAL, INC.

If the Share Increase Proposal is approved, the amended and restated certificate of incorporation of Alliqua BioMedical, Inc. will be amended in the form below (deletions are shown with a strike-through and additions are underlined):

FOURTH: A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is [●], consisting of [●] shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 1,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

If the Reverse Stock Split Proposal is approved, the amended and restated certificate of incorporation of Alliqua BioMedical, Inc. will be amended in the form below (deletions are shown with a strike-through and additions are underlined):

FOURTH:

. . .

D. Effective as of [●], New York time, on [●], 2017 (the “Effective Time”) each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time, will be automatically reclassified as and converted (without any further act) into 1/[●] of a fully paid and nonassessable share of common stock, $0.001 par value per share, of the Corporation (the “New Common Stock”) without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation (the “Reverse Stock Split”), provided that no fractional shares shall be issued to any registered holder of Old Common Stock immediately prior to the Effective Time, and that instead of issuing such fractional shares to such holders, such fractional shares shall be rounded up to the next even number of shares of Common Stock issued as a result of this Reverse Stock Split at no cost to the stockholder. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by 1/[●].

C-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Delaware Registrant

New Alliqua is a Delaware corporation subject to the applicable indemnification provisions of Delaware law, including the General Corporation Law of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

New Alliqua’s amended and restated certificate of incorporation and amended and restated bylaws will also provide that the registrant will indemnify its directors, officers, employees and agents to the fullest extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by the registrant’s stockholders will be prospective only and will not adversely affect any limitation on the liability of any directors or officers existing as of the time of such repeal or modification.

Item 21.	Exhibits and Financial Statement Schedules.

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

II-1

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3)	That every prospectus: (i) that is filed pursuant to paragraph (a)(2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yardley, State of Pennsylvania on January 25, 2017.

ALLIQUA HOLDINGS, INC.

By:	/s/ David I. Johnson
Name: David I. Johnson
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 25, 2017:

Signature	Title
/s/ David I. Johnson	Chairman of the Board of Directors, Chief Executive Officer and Director
David I. Johnson	(Principal Executive Officer)
/s/ Brian Posner	President, Secretary, Treasurer and Director
Brian Posner	(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1+	Contribution Agreement and Plan of Merger, dated October 5, 2016, by and among Alliqua BioMedical, Inc., Alliqua Holdings, Inc., Chesapeake Merger Corp. and Soluble Systems, LLC (attached as Annex A to the proxy statement/prospectus included in this Registration Statement).

3.1*	Certificate of Incorporation of Alliqua Holdings, Inc.

3.2*	Bylaws of Alliqua Holdings, Inc.

3.3**	Form of Amended and Restated Certificate of Incorporation of Alliqua Holdings, Inc.

3.4**	Form of Amended and Restated Bylaws of Alliqua Holdings, Inc.

4.1*	Form of Warrant Agreement of Alliqua Holdings, Inc.

5.1**	Opinion of Haynes and Boone, LLP as to validity of securities being registered.

8.1	Opinion of Haynes and Boone, LLP regarding certain tax matters.

10.1*	Form of Voting Agreement to be entered into by and between Alliqua Holdings, Inc. and Soluble Systems, LLC

10.2*	Form of Lock-Up Agreement to be executed by Soluble Systems, LLC in favor of Alliqua Holdings, Inc.

10.3*	Form of Non-Competition Agreement

21.1*	Subsidiaries of Alliqua Holdings, Inc.

23.1**	Consent of Haynes and Boone, LLP (to be included in the opinion referred to in Exhibit 5.1)

23.2	Consent of Marcum LLP

23.3	Consent of PBMares, LLP

24.1*	Power of Attorney.

99.1	Consent of Cowen and Company LLC

99.2**	Form of proxy of Alliqua BioMedical, Inc.

99.3	Consent of Jerome Zeldis, M.D., Ph.D.

99.4	Consent of Mark Wagner

99.5	Consent of Winston Kung

99.6	Consent of Joseph Leone

99.7	Consent of Gary Restani

99.8	Consent of Jeffrey Sklar

*	Previously filed.
**	To be filed by amendment.
+	Schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Alliqua Holdings, Inc. agrees to furnish supplementally to the SEC a copy of any omitted schedule, annex or exhibit upon request.